Form 20-F
period 2023-12-31
Vesta Real Estate Corporation, S.A.B. de C.V.
filed 2024-04-19
CIK 1969373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________
Commission file number: 001-41730
Corporación Inmobiliaria Vesta, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)
Vesta Real Estate Corporation, S.A.B. de C.V.
(Translation of Registrant’s name into English)
Mexico
(Jurisdiction of incorporation or organization)
Paseo de los Tamarindos No. 90,
Torre II, Piso 28, Col. Bosques de las
Lomas
Cuajimalpa, C.P. 5120
Mexico City
United Mexican States
+52 (55) 5950-0070
(Address of principal executive offices)
Juan Felipe Sottil Achutegui
Chief Financial Officer
Paseo de los Tamarindos No. 90,
Torre II, Piso 28, Col. Bosques de las
Lomas
Cuajimalpa, C.P. 5120
Mexico City
United Mexican States
+52 (55) 5950-0070
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing ten ordinary shares with no par value per share	VTMX	New York Stock Exchange
Ordinary Shares, no par value per share*	N/A	New York Stock Exchange
_____________________________
* Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2023, 884,486,436 ordinary shares were outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☐	No	☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	☐	No	☒
Note —Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	☒	No	☐

Indicate by check mark whether the registrant is a large accelerated ﬁler, an accelerated ﬁler, a non-accelerated ﬁler, or an emerging growth company. See deﬁnition of “large accelerated ﬁler,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-accelerated Filer	☒
				Emerging growth company	☒
If an emerging growth company that prepares its ﬁnancial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised ﬁnancial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.           ☐
† The term “new or revised ﬁnancial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codiﬁcation after April 5, 2012.
Indicate by check mark whether the registrant has ﬁled a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over ﬁnancial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting ﬁrm that prepared or issued its audit report.           ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the ﬁnancial statements of the registrant included in the ﬁling reﬂect the correction of an error to previously issued ﬁnancial statements.            ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b).           ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP
☒	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒
[APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS]
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	☐	No ☐

i

ii

ABOUT THIS ANNUAL REPORT AND GLOSSARY OF CERTAIN TERMS AND DEFINITIONS
Except where the context otherwise requires or where otherwise indicated, the terms “Vesta,” “VTMX,” the “Company,” “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Corporacion Inmobiliaria Vesta, S.A.B. de C.V., together with its consolidated subsidiaries as a consolidated entity.
All references in this Annual Report to the “Commission” or to the “SEC” are to the United States Securities and Exchange Commission, to the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended, and to the “Securities Act” are to the U.S. Securities Act of 1933, as amended.
In addition, set forth below is a glossary of certain industry and other terms used in this Annual Report:
“Adjusted EBITDA” means the sum of profit for the period adjusted by (a) total income tax expense, (b) interest income, (c) other income, (d) other expense, (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation and (j) stock-based compensation, (k) energy income and (l) energy costs during the relevant period.
“Adjusted NOI” means the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.
“AMVO” means the Asociación Mexicana de Venta Online (Mexican Association of Online Sales).
“BMV” means the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange).
“BTS Building” means a build-to-suit building that is designed and constructed in a tailor-made manner in order to meet client-specific needs.
“CETES” means the Mexican Certificados de la Tesorería de la Federación (Federal Treasury Certificates).
“Class A Buildings” are industrial properties that typically possess most of the following characteristics: (i) 15 years old or newer; (ii) concrete tilt-up construction; (iii) clear height in excess of 26 feet, (iv) a ratio of dock doors to floor area that is more than one door per 10,000 square feet; and (v) energy efficient design characteristics suitable for current and future tenants.
“CNBV” means the Mexican Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission).
“CPA” means Corporate Properties of the Americas.
“CPI” means the U.S. Consumer Price Index.
“CPW” means CPW México, S. de R.L. de C.V.
“Federal Government” means the Federal Government of Mexico.
“FFO” means profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.
“General Electric” means G.E. Real Estate de México, S. de R.L. de C.V.
“GLA” means gross leasable area.
“IASB” means the International Accounting Standards Board.
“IFRS” means International Financial Reporting Standards, as issued by the IASB.
“Indeval” means S.D. Indeval Institución para el Depósito de Valores, S. A. de C.V.
“INEGI” means the Mexican Instituto Nacional de Estadística y Geografía (Mexican National Institute of Statistics and Geography).
“INPC” means the Mexican Índice Nacional de Precios al Consumidor (Mexican National Consumer Price Index).

“Inventory Buildings” are buildings that are built without a lease signed with a specific customer, and designed in accordance with standard industry specifications, for the purpose of having readily-available space for clients that do not have the time or interest to build a specialized BTS Building.
“Land Reserves” means the lots of land acquired and maintained for future development into leasable properties.
“LEED Certification” means a certification granted by the Leadership in Energy and Environmental Design, which certifies a building’s compliance with certain environmental standards.
“LTV” means loan-to-value, which represents a real estate information ratio that measures debt value over asset value.
“Mexican Central Bank” means the Banco de México (Bank of Mexico).
“Multi-Tenant Buildings” means buildings designed and built pursuant to general specifications and which may be adapted for two or more tenants, each with its specific GLA and separate entrances and utilities.
“Net Debt to Adjusted EBITDA” means (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) Adjusted EBITDA.
“Net Debt to Total Assets” means (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) total assets.
“Nissan” means Nissan Mexicana, S.A. de C.V.
“Nissan Trust” means the trust agreement dated July 5, 2013, between Nissan, as trustor and beneficiary, and Vesta DSP, as trustor and beneficiary, and formerly by Deutsche Bank Mexico, S.A., Multiple Banking Institution, (currently, CIBanco, S.A., Institución de Banca Múltiple, as successor), as trustee, as such has been or is amended from time to time, pursuant to which the terms and conditions for the development of Vesta DSP (as defined below) were established.
“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, minus long-term incentive plan and equity plus during the relevant period.
“Paris Agreement” means the international agreement on climate change that is legally binding in the United Nations Framework Convention on Climate Change (UNFCCC) on climate change mitigation, adaptation, and finance.
“PCAOB” means the U.S. Public Company Accounting Oversight Board.
“PROFEPA” means the Mexican Procuraduría Federal de Protección al Ambiente (Mexican Federal Environmental Protection Agency).
“Proyectos Aeroespaciales” means Proyectos Aeroespaciales, S. de R.L. de C.V., a subsidiary of Vesta.
“PTS Park” means an industrial park-to-suit that is designed and constructed in a tailor-made manner in order to meet specific needs of an industry or cluster.
“REIT” means real estate investment trust.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“TPI” means TPI Composites, S. de R.L. de C.V.
“QAP” means the Querétaro Aerospace Park.
“QVC” means QVC, S. de R.L. de C.V., a subsidiary of Vesta.
“QVC II” means QVC II, S. de R.L. de C.V., a subsidiary of Vesta.
“QVC III” means QVC III, S. de R.L. de C.V.
“RNV” means the Mexican Registro Nacional de Valores (Mexican National Securities Registry).

“Same-Store NOI” means rental income of Same-Store Properties in a period minus property operating costs related to such properties. This provides a further analysis of Adjusted NOI by providing the operating performance from the population of properties that is consistent from period to period.
“Same-Store Properties” means properties that we have owned for the entirety of the applicable period and the comparable period and that have reported at least twelve months reaching GLA occupancy of 80.0% in relation to total GLA of such property or had been completed for more than one year, whichever occurs first.
“SEDI” means the Sistema Electrónico de Envío y Difusión de Información (automated electronic information transfer system).
“USMCA” means the United States-Mexico-Canada Agreement which entered into force on July 1, 2020.
“VBC” means Vesta Baja California, S. de R.L. de C.V., a subsidiary of Vesta.
“Vesta DSP” means Vesta DSP, S. de R.L. de C.V., a subsidiary of Vesta.
“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) – net, other income - net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.
“Vesta Management” means Vesta Management, S. de R.L. de C.V., a subsidiary of Vesta.
“WTN” means WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V., a subsidiary of Vesta.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We present our consolidated financial statements in U.S. dollars. This annual report does not include a reconciliation of IFRS to U.S. GAAP. You should consult your own professional advisers for an understanding of the differences between IFRS and U.S. GAAP, and how those differences might affect the financial information included in this annual report. Per share amounts are presented based on the weighted average number of ordinary shares outstanding. For more information, see note 12.5 to our audited consolidated financial statements.
Appraisals
We use independent external appraisers to determine the fair value of our investment properties. Such appraisers use different valuation methodologies (including discounted cash flow analysis, replacement cost and income capitalization analysis) that include assumptions that are not directly observable in the market (such as discount rates, exit cap rates, long-term NOI, inflation rates, absorption periods and market rents) to determine a projected NOI and the market value of our investment assets. This property-by-property valuation is carried out on a quarterly basis. The main valuation method used by the external appraisers is the discounted cash flow analysis for properties and market value to determine the value of our Land Reserves.
Our financial statements included with this annual report contain a detailed description of the valuation of our properties.
Our management believes that the independent appraisal process and the chosen valuation methodologies as well as the assumptions used under such methodologies are appropriate for determining the fair value of the type of investment properties we own. For more information about the procedures that we perform to validate the independent appraisals, see “Operating and Financial Review and Prospects—Critical Accounting Estimates—Valuation of Investment Property.”
Special Note Regarding Non-IFRS Financial Measures and Other Measures
Non-IFRS financial measures do not follow generally accepted accounting principles and, as such, do not follow IFRS. In this Annual Report, we report our Adjusted EBITDA, NOI, Adjusted NOI, FFO, Vesta FFO, Net Debt to Adjusted EBITDA, Net Debt to Total Assets and Same-Store NOI. These non-IFRS measures, however, do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or liquidity in making an investment decision.
We calculate Adjusted EBITDA as the sum of profit for the period adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense, (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation, (k) energy income and (l) energy costs during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, minus depreciation and stock-based compensation during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.

Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.
NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.
FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) – net, other income, other expense, interest income, total income tax expense, depreciation and stock-based compensation, energy income and energy costs.

The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential.
Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.
Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.
We compute FFO and Vesta FFO per share amounts using the weighted average number of ordinary shares outstanding during the relevant period. For more information, see note 12.5 to our audited consolidated financial statements.
Net Debt to Adjusted EBITDA represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) Adjusted EBITDA. Our management believes that this ratio is useful because it provides investors with information on our ability to repay debt, compared to our performance as measured using Adjusted EBITDA.
Net Debt to Total Assets represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) total assets. Our management believes that this ratio is useful because it shows the degree in which net debt has been used to finance our assets and using this measure investors and analysts can compare the leverage shown by this ratio with that of other companies in the same industry.
We present Same-Store NOI. We determine our Same-Store Properties at the end of each reporting period. Our same store population includes properties that were owned during the comparable period and that have reported at least twelve months of consecutive stabilized operations. We define “stabilized operations” as properties that have reached GLA occupancy of 80.0% in relation to total GLA of such property or that have been completed for more than one year, whichever occurs first.
The Same-Store Properties population is adjusted to remove properties that were sold or entered development subsequent to the beginning of the current period. As such, the “same store” population for the period ended December 31, 2023 includes all properties that had reached twelve months of “stabilized operations” by December 31, 2022.
We calculate Same-Store NOI as rental income for the same store population less the related property operating costs related to properties that generated rental income. We evaluate the performance of the properties we own using a Same-

Store NOI, and we believe that Same-Store NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period to period, thereby eliminating the effects of changes in the composition of our portfolio on performance measures.
When used in conjunction with IFRS financial measures, Same-Store NOI is a supplemental measure of operating performance that we believe is a useful measure to evaluate the performance and profitability of our investment properties. Additionally, Same-Store NOI is a key metric used internally by our management to develop internal budgets and forecasts, as well as to assess the performance of our investment properties relative to budget and against prior periods. We believe presentation of Same-Store NOI provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our investment properties, as these measures depict the operating results that are directly impacted by our investment properties and is consistent period over period and exclude items that may not be indicative of, or are unrelated to, the ongoing operations of such investment properties. It may also assist investors to evaluate our performance relative to peers of various sizes and maturities and provides greater transparency with respect to how our management evaluates our business, as well as our financial and operational decision-making.
For reconciliations of Adjusted EBITDA, NOI and Adjusted NOI to profit for the period, FFO and Vesta FFO to profit for the period, Net Debt to total debt, see Item 5A. “Operating and Financial Review and Prospects—Operating Results—Non-IFRS Financial Measures and Other Measures and Reconciliations.”
Currency and Other Information
Unless otherwise stated, the financial information appearing in this Annual Report is presented in U.S. dollars. In this Annual Report references to “peso,” “pesos” or “Ps.” are to Mexican pesos, and references to “U.S. dollar,” “U.S. dollars,” “dollar,” “dollars” or “US$” are to United States dollars.
The U.S. dollar is the functional currency of Vesta and all of its subsidiaries except for WTN, which considers the peso to be its functional currency, for which reason WTN is considered to be a “foreign operation” under IFRS. A “foreign operation” is an entity that is a subsidiary, associate, joint arrangement or branch of a reporting entity, the activities of which are based or conducted in a country or currency other than those of the reporting entity.
For purposes of presenting consolidated financial statements, the assets and liabilities of WTN are translated into U.S. dollars using the exchange rates in effect on the last business day of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates in effect on the dates of the transactions are used. Exchange differences arising, if any, are recorded in “other comprehensive income.”
Totals in some tables in this Annual Report may differ from the sum of individual amounts in those tables due to rounding. In this Annual Report, where information is presented in thousands, millions or billions of pesos or thousands, millions or billions of U.S. dollars, amounts of less than one thousand, one million, or one billion, as the case may be, have been truncated unless otherwise specified. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be. In some cases, amounts and percentages presented in tables in this Annual Report may not add up due to such rounding adjustments or truncating.
Industry and Market Data
Certain market data and other statistical information (other than with respect to our financial results and performance) used in this Annual Report are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including but not limited to INEGI, World Bank, U.S. Bureau of Economic Analysis (BEA), U.S. Economic Census Bureau, CBRE, CBRE Research, Bloomberg, Federal Reserve Bank of Dallas, Americas Market Intelligence, JLL, JLL Mexico, JLL Research, AMVO, Kearney, The Boston Consulting Group, the Mexican Ministry of Economy, the Mexican Central Bank, the Global Trade and Innovation Policy Alliance, Deloitte, International Organization of Motor Vehicle Manufacturers, Euromonitor, Organization for Economic Cooperation and Development, United Nations, Mexican Automotive Industry Association, National Association of Manufacturers, International Trade Administration, Optoro, Office of the U.S. Trade Representative, PGIM, Shipa Freight, Freight Qoute, Peterson Institute for International Economics, GBM, LENS, Cushman & Wakefield, International Monetary Fund, Interamerican Development Bank, and Statista.
Some data are also based on our estimates, which are derived from our review of internal surveys and analyses, as well as from independent sources. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee their accuracy or completeness. In addition, these sources may use different definitions of the relevant markets than those we present. Data regarding our industry are intended to provide general guidance but are inherently imprecise. Though we believe these estimates were reasonably derived, you should not place undue reliance on estimates, as they are inherently uncertain. Nothing in this Annual Report should be interpreted as a market forecast.
The standard measures of area in the real estate market in Mexico are the square meter (m2) and the hectare (ha), while in the U.S. they are the square foot (ft2) and the acre (ac), respectively. This Annual Report contains information in both (i) square meters and square feet applying a conversion factor of 1 square meter = 10.8 square feet, and (ii) hectares and acres, applying a conversion factor of 1 hectare = 2.5 acres.
Occupancy Rate
When we refer to our occupancy rate generally, we refer to the rate of all our occupied properties. When we refer to our stabilized occupancy rate, we refer to the rate of occupied stabilized properties only. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first. The occupancy rate is calculated as the ratio of rented GLA to the total amount of available GLA. We consider the occupancy rate to be an important measure of the anticipated cash flow of the portfolio, and as an indicator of management leasing performance and the markets demand for the portfolio. We consider the stabilized occupancy rate to be an important measure of the anticipated cash flow of the stabilized portfolio and an indicator of management leasing performance and the market’s demand for the stabilized portfolio. Incorporating newly developed properties into the portfolio does not impact our stabilized occupancy rate. Our stabilized occupancy rate, however, does not have a standardized meaning and may not be directly comparable to similarly-titled measures adopted by other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements. Examples of such forward-looking statements include, but are not limited to: (i) statements regarding our results of operations and financial position; (ii) statements of plans, objectives or goals, including those related to our operations and to our pipeline of potential developments and acquisitions; and (iii) statements of assumptions underlying such statements. Words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution investors that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed or implied in such forward-looking statements, including the following factors:
•our business and strategy of investing in industrial facilities, which may subject us to risks of the sector in which we operate but uncommon to other companies that invest primarily in a broader range of real estate assets;
•our ability to maintain or increase our rental rates and occupancy rates;
•the performance and financial condition of our tenants;
•our expectations regarding income, expenses, sales, operations and profitability;
•our ability to obtain returns from our projects similar or comparable to those obtained in the past;
•our ability to successfully expand into new markets in Mexico;
•our ability to successfully engage in property development;
•our ability to lease or sell any of our properties;
•our ability to successfully acquire land or properties to be able to execute on our accelerated growth strategy;
•the competition within our industry and markets in which we operate;
•economic trends in the industries or the markets in which our customers operate;
•any ongoing impact from the COVID-19 pandemic and the impact of any other pandemics, epidemics or outbreaks of infectious diseases on the Mexican economy and on our business, results of operations, financial condition, cash flows and prospects, as well as our ability to implement any necessary measures in response to such impact;
•higher interest rates, increased leasing costs, increased construction costs, distressed supply chains for construction materials, increased maintenance costs, all of which could increase our costs and limit our ability to acquire or develop additional real estate assets;
•the terms of laws and government regulations that affect us, and interpretations of those laws and regulations, including changes in tax laws and regulations and changes in environmental, real estate and zoning laws;
•supply of utilities, principally electricity and water, and general availability of public services, to support operations in our properties and industrial parks;
•economic, political and social developments in Mexico, including political instability, currency devaluation, inflation, and unemployment;
•the performance of the Mexican economy and the global economy;
•the competitiveness of Mexico as an exporter of manufactured and other products to the United States and other key markets;

•limitations on our access to sources of financing on competitive terms;
•changes in capital markets that might affect the investment policies or attitude in Mexico or regarding securities issued by Mexican companies;
•obstacles to commerce, including tariffs or import taxes and changes to the existing commercial policies, and change or withdrawal from free trade agreements, including the USMCA, of which Mexico is a member that might negatively affect our current or potential clients or Mexico in general;
•increase of trade flows and the formation of trade corridors connecting certain geographic areas of Mexico and the U.S., which results in a vigorous economic activity within those areas in Mexico and a source of demand for industrial buildings;
•our ability to execute our corporate strategies;
•the growth of e-commerce markets;
•a negative change in our public image;
•epidemics, catastrophes, insecurity and other events that might affect the regional or national consumption;
•the loss of key executives or personnel;
•restrictions on foreign currency convertibility and remittance outside Mexico;
•changes in exchange rates, market interest rates or the rate of inflation;
•possible disruptions to commercial activities due to natural and human-induced disasters that could affect our properties in Mexico, including criminal activity relating to drug trafficking, terrorist activities, and armed conflicts;
•deterioration of labor relations with third-party contractors, changes in labor costs and labor difficulties, including subcontracting reforms in Mexico comprising changes to labor and social laws;
•the prices of our common shares or ADSs may be volatile or may decline regardless of our operational performance;
•the increased costs and disruptions to our business arising from our transformation into a public company in the United States; and
•other risk factors included under “Risk Factors” in this Annual Report.
Should one or more of these factors or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, forecast or intended.
In light of these risks, uncertainties and assumptions, the forward-looking statements described in this Annual Report may not occur. These forward-looking statements speak only as to the date of this Annual Report and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information or future events or developments. Additional factors affecting our business emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of all such factors on our business or the extent to which any factor, or the combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Although we believe the plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that those plans, intentions or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. For these reasons, we caution you to avoid relying on the forward-looking statements described in this Annual Report.

PART I
Item 1.     Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2.     Oﬀer Statistics and Expected Timetable
Not applicable.
Item 3.     Key Information
A.     [Reserved]
B.     Not applicable.
C.     Not applicable.

D. RISK FACTORS
You should carefully consider the risks described below, along with the other information included in this Annual Report. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, prospects, financial condition or results of operations could be materially and adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. The risks described below are organized by risk category and these categories are not presented in order of importance. However, within each category, the risk factors are generally presented in descending order of importance, as determined by us as of the date of this Annual Report. We may change our vision about their relative importance at any time, especially if new internal or external events arise. You should carefully review the “Cautionary Statement Regarding Forward-looking Statements” section of this Annual Report. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.
Summary of Risk Factors
This section is intended to be a summary of more detailed discussions contained elsewhere in this Annual Report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our ADSs and/or common shares could decline.
Risks Related to Our Business
•The success of our business depends on general economic conditions and prevailing conditions in the real estate industry. Accordingly, any economic slowdown or downturn in real estate asset values or leasing activity may have a material adverse effect on our business, financial condition, results of operations and prospects and/or the liquidity or trading price of our ADSs.
•The volatility of the financial markets may adversely affect our financial condition and/or results of operations.
•Real estate investments are not as liquid as certain other types of assets, which may adversely affect our financial conditions and results of operations.
•Investments in real estate properties are subject to risks that could adversely affect our business.
•We are dependent on our tenants for a substantial portion of our revenues and our business would be materially and adversely affected if a significant number of our tenants, or any of our major tenants, were to default on their obligations under their leases.
•We derive a significant portion of our rental income from a limited number of customers.
•Our clients operate in certain specific industrial sectors in Mexico, and our business may be adversely affected by an economic downturn in any of those sectors.
•An increase in competition could lead to lower occupancy rates and rental income and could result in fewer investment opportunities.
•We may not be successful in executing on our accelerated growth strategy if we are unable to make acquisitions of land or properties.
•We are dependent on our ability to raise capital through financial markets, divestitures or other sources to meet our future growth expectations.
•We are subject to risks related to the development of new properties, including due to an increase in construction costs and supply chain issues.
•Our business and operations could suffer in the event of system failures or cyber security attacks.

Risks Related to Mexico
•Adverse economic conditions in Mexico may have a negative impact on our financial condition and/or results of operations.
•Political and social developments in Mexico as well as changes in Federal Governmental policies could have a negative impact on our business and results of operations.
•Legislative or regulatory action with respect to tax laws and regulations could adversely affect us.
•Developments in the U.S. and other countries may adversely affect Mexico’s economy, our business, financial condition and/or results of operations, and the market price of our ADSs.
•Mexico is an emerging market economy, with risks to our results of operations and financial condition.
•Changes in exchange rates between the peso and the U.S. dollar or other currencies may adversely affect our financial condition and/or results of operations.
Risks Related to Our ADSs
•The price of our ADSs or common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs or common shares at or above the offering price.
•Our bylaws contain restrictions on certain transfers of common shares and the execution of shareholders agreements, which could impede the ability of holders of ADSs to benefit from a change in control or to change our management and Board of Directors.
•You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop.
•The relative volatility and illiquidity of the Mexican securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.
•Sales of our ADSs or common shares by our founders, directors or officers, or the perception that these sales may occur may cause our share price to decline.
•We are subject to different disclosure and accounting standards than companies in other countries.
•If we issue or sell additional equity securities in the future, we may suffer dilution and the trading prices for our securities may decline.
•The payment and amount of dividends are subject to the determination of our shareholders.
•As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. registrants and non-emerging growth companies.
•We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.
•As a foreign private issuer, we rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our common shares.
•There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our common shares or our ADSs.
Risks Related to Our Business
The success of our business depends on general economic conditions and prevailing conditions in the real estate industry. Accordingly, any economic slowdown or downturn in real estate asset values or leasing activity may have a material adverse effect on our business, financial condition, results of operations and prospects and/or the liquidity or trading price of our ADSs.
Our business is closely tied to general economic conditions and the performance of the real estate industry. As a result, our financial and operating performance, the value of our real estate assets, our revenue stream and our ability to implement our business strategy may be affected by changes in national and regional economic conditions.
The performance of the real estate markets in which we operate tends to be cyclical and tied to the condition of the U.S. and Mexican economies and to investors’ perceptions regarding the global economic outlook. Fluctuations in nominal gross domestic product (“GDP”), increased inflation, rising interest rates, declining employment levels, declining levels of investments and economic activity, declining demand for real estate, declining real estate values and periods of general economic slowdown or recession, or perceptions that any of these events may occur or are occurring, have had a negative impact on the real estate market in the past and may adversely affect our future performance. In addition, the performance of the economies of the states in which we operate within Mexico may be dependent on or driven by one or more specific industries and by other factors affecting local economies. Other factors that may affect general economic conditions or local real estate conditions include: population and demographic trends, employment and personal income trends, income and other tax laws, changes in interest rates and availability and costs of financing, increased operating costs (including insurance premiums, utilities and real estate taxes, due to inflation and other factors which may not necessarily be offset by increased rents), changes in the price of oil, construction costs and weather-related events. Our ability to reconfigure rapidly our portfolio in response to changes in economic conditions is extremely limited.
In addition, some of our principal expenses, including the service of our debt, income and real estate taxes and operating and maintenance costs, do not decrease when market conditions are unfavorable. These factors may impair our ability to respond in a timely manner to downturns in the performance of our industrial properties and may have an adverse effect on business, financial condition, results of operations and prospects or the market price of our ADSs. We have experienced periods of economic slowdown or recession and declines in the demand for real estate and related services that have affected our results of operations in the past, including, in 2020 and 2021, as a result of the COVID-19 pandemic. Any recession and/or downturn in the real estate industry, which may affect us again in the future, could give rise to:
•a general decline in the price of rents or less favorable terms for new leases or renewals;
•the depreciation of the value of the properties in our portfolio;
•increased vacancy rates or our inability to lease our properties on favorable conditions;
•our inability to collect rents from our tenants;
•reduced levels of demand for industrial space and industrial facilities, or changes in consumer preferences vis-à-vis our available properties;
•an increased supply of industrial facilities or more suitable spaces in the markets in which we operate;
•higher interest rates, increased leasing costs, increased construction costs, distressed supply chains for construction materials, increased maintenance costs, reduced availability of financing on favorable terms and shortage of mortgage loans, lines of credit and other capital resources, all of which could increase our costs and limit our ability to acquire or develop additional real estate assets or refinance our debt;
•measures that limit our ability to develop acquired land pursuant to existing plans;
•increased costs and expenses, including, among other things, for insurance, labor, energy, real estate appraisals, real estate taxes and compliance with applicable laws and regulations; and
•the adoption of restrictive government policies or the imposition of limitations on our ability to pass on costs to our customers.
Furthermore, we expect that a limited number of financial institutions will hold all or most of our cash, including some institutions located in the United States. Depending on our cash balance in any of our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default or failure of any bank with which we maintain a commercial relationship. While the U.S. Federal Deposit Insurance Corporation provides deposit insurance of US$250,000 per depositor, per insured bank, the amounts that we have in deposits in U.S. banks far exceeds that insured amount. Therefore, if the U.S. government does not impose measures to protect depositors in the event a bank in which our funds are held fails, we may lose all or a substantial portion of our deposits. The occurrence of any default or failure of any of the banks in which we have deposits could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If economic and market conditions similar to those experienced between 2008 and 2010 or 2020 and 2021 were to return, our performance and profitability could deteriorate. In such event, we may not be able to comply with our financial covenants under our loan agreements and may be forced to seek waivers or amendments from our lenders or to refinance our indebtedness on terms that are consistent with our financial condition. No assurance can be given that we would be able to secure any such waiver or amendment on favorable terms or at all. In addition, if our business deteriorates, we may not have a level of liquidity sufficient to repay our debt at its maturity in the coming years, which would materially and adversely affect our business, financial condition, results of operations and prospects or the market price of our ADSs.
The volatility of the financial markets may adversely affect our financial condition and/or results of operations.
The volatility of the financial markets may have a negative impact on the availability of credit generally and may lead to a further weakening of the Mexican, U.S., and global economies. Any disruption in the financial markets could materially impair the value of our real estate assets and our investments, have a negative impact on the availability of credit generally or on the terms (including as to maturity) on which we and our subsidiaries are or may be able to secure financing (including refinancing our indebtedness), impair our ability or the ability of our subsidiaries to make payments of principal and/or interest on our outstanding debt when due or to refinance that debt, or impair our clients’ ability to enter into new leases (including leases indexed to inflation or denominated in U.S. dollars) or meet their rent payment obligations under their existing leases.
In 2008 and 2009, the global financial markets experienced a crisis of unprecedented magnitude. This crisis severely affected the availability of financing and led to a significant increase in our borrowing costs. In some cases, existing sources of financing were no longer available or were not available in favorable terms. While financial markets have stabilized since then, we cannot predict whether they will destabilize in the future. This uncertainty may lead market participants to take a more conservative approach, which may in turn lead to decreased demand and price levels in the markets in which we operate. As a result of the above, we may not be able to recover the current carrying value of our properties, land or investments as a means to repay or refinance our indebtedness.
In addition, global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing war between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is unpredictable, the conflict in Ukraine has created and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets. The war between Russia and Ukraine has led to sanctions and other penalties being levied by the United States, European Union and other countries mainly against Russia, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. The war is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, scarcity in certain raw materials and products, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, there is a risk that Russia and other countries supporting Russia in this conflict may launch cyberattacks against the United States and its allies and other countries, their governments and businesses, including the infrastructure in those countries. In addition, on October 7, 2023, Hamas, a terrorist group in control of Gaza, carried out a surprise attack on Israeli cities and towns near the Gaza strip. Following this terrorist attack, Israel declared war on Hamas and other terrorist organizations in Gaza. The military conflict is ongoing, and its length and outcome are highly unpredictable. Any of the foregoing consequences, including those we cannot yet predict, may have a material adverse effect on our business, financial condition, liquidity and results of operations.
The market volatility experienced over the past several years has made the appraisal of our real estate assets more difficult. If we cannot identify suitable financing resources or if we are unable to refinance our existing indebtedness, we may be forced to sell some of our properties to fund our operations or to engage in forced restructurings with our creditors. The valuation and stability of the prices of our and our subsidiaries’ properties are subject to some level of uncertainty, which may result in the values of these properties being lower than expected. In addition, we may not be able to sell our properties in a timely manner as a result of a lack of a readily available market for our properties.

Real estate investments are not as liquid as certain other types of assets, which may adversely affect our financial conditions and results of operations.
Real estate investments are not as liquid as certain other types of investments and this lack of liquidity may limit our ability to react promptly to changes in economic or other conditions. Significant expenditures associated with real estate properties, such as indebtedness payments, real estate taxes, maintenance costs, and the costs of any required improvements, are generally not reduced when circumstances cause a reduction in income from the investments. We may dispose of certain properties that have been held for investment to generate liquidity. If we need to sell any of our properties to obtain liquidity, we may not be able to sell those properties at market prices, which could have a material adverse effect on our business, financial condition and/or result of operations. If we believe there is too much of a risk of incurring taxes on any taxable gains from the sale, or if market conditions are not attractive in the relevant regional market, we may not pursue those sales.
We may decide to sell properties to third parties to generate proceeds to fund other real estate projects that we deem as more attractive. Our ability to sell or contribute properties on advantageous terms is affected by: (i) competition from other owners of properties that are trying to dispose of their properties; (ii) economic and market conditions, including those affecting the different regions where we operate; and (iii) other factors beyond our control. We cannot assure you that future market conditions will not affect our real estate investments or our ability to sell our assets at a profit, in a timely manner or at all. If our competitors sell assets similar to assets we intend to divest in the same markets or at valuations below our valuations for comparable assets, we may be unable to divest our assets at favorable pricing or at all. The third parties who might acquire our properties may need to have access to debt and equity capital, in the private and public markets, in order to acquire properties from us. Should they have limited or no access to capital on favorable terms, then dispositions and contributions could be delayed.
If we do not have sufficient cash available to us through our operations, sales or contributions of properties or available credit facilities to continue operating our business as usual, we may need to find alternative ways to increase our liquidity. Those alternatives may include, without limitation, divesting properties at less than optimal terms, incurring debt, accessing other capital resources, entering into leases with new customers at lower rental rates or less than optimal terms or entering into lease renewals with our existing customers without an increase in rental rates. We may intend to seek financing from financial institutions but cannot assure you that we will be able to access these or other sources of capital. There can be no assurance that these alternative ways to increase our liquidity will be available to us. Our inability to raise additional capital on reasonably favorable terms may jeopardize our future growth and affect our financial condition and/or results of operations. Additionally, taking measures to increase our liquidity may adversely affect our business, and in particular, our distributable cash flow and debt covenants.
Investments in real estate properties are subject to risks that could adversely affect our business.
Investments in real estate properties are subject to varying degrees of risk. While we seek to minimize these risks through geographic diversification of our portfolio, diversification among industries, market research and tenant diversification, these risks cannot be eliminated. Factors that may affect real estate values and cash flows include:
•local conditions, such as oversupply or a reduction in demand;
•technological changes, such as reconfiguration of supply chains, robotics, 3D printing or other technologies;
•the attractiveness and quality of our properties, and related services, to potential tenants and competition from other available properties;
•increasing costs of maintaining, insuring, renovating and making improvements to our properties;
•our ability to reposition our properties due to changes in the business and logistics needs of our customers;
•our ability to lease properties at favorable rates, including periodic increases based on inflation or exchange rates, and control variable operating costs;
•social problems, including safety, affecting certain regions;
•governmental and environmental regulations and the associated potential liability under, and changes in, environmental, community rights, zoning, usage, tax, tariffs and other laws; and

•reduction on the supply, price increases and other restrictions affecting the supply of key resources, such as water and electricity, may affect the construction industry and the operation of rental facilities in Mexico.
These factors may affect our ability to recover our investment in our properties and result in impairment charges.
We may not be successful in executing on our accelerated growth strategy if we are unable to make acquisitions of land or properties.
Our growth strategy includes the acquisition of individual properties or real estate portfolios when opportunities arise. Our ability to make acquisitions on favorable terms and to integrate them successfully into our existing operations is subject to various risks, including the risk that:
•we may not be able to acquire desired properties, including other real estate developers and real estate investment funds, particularly in markets in which we do not currently operate; we may need additional land bank to accelerate our portfolio growth and execute our growth strategy to meet our goals;
•we may not be able to obtain financing for the relevant acquisition given our existing leverage position and increased interest rates;
•the properties we acquire may not prove accretive to our results, or that we may not be able to successfully manage and lease those properties to meet our goals;
•we may not be able to generate sufficient operating cash flows to make an acquisition;
•we may need to spend additional amounts than budgeted to develop a property or make necessary improvements or renovations;
•competition from other potential acquirors may significantly increase the purchase price of a desired property;
•we may spend significant time and money on potential acquisitions that we are unable to make as a result of the lack of satisfaction of customary closing conditions included in the agreements for the acquisition of properties, including the satisfactory completion of due diligence investigations;
•we may not be able to obtain any or all regulatory approvals necessary to complete the acquisition, including from the Mexican Antitrust Commission (Comisión Federal de Competencia Economica or “COFECE”);
•the process of pursuing and consummating an acquisition may distract the attention of our senior management from our existing business operations;
•we may experience delays (temporary or permanent) if there is public or government opposition to our activities; and
•we may not be able to rapidly and efficiently integrate new acquisitions, especially acquisitions of real estate portfolios, to our existing operations.
We cannot assure you that we will be able to successfully manage all factors necessary to grow our business. If we are unable to find suitable acquisition targets, or if we find them and are unable to complete the acquisitions on favorable terms or to manage acquired properties to meet our goals, our business, financial condition, results of operations and prospects or the market price of our ADSs could be materially and adversely affected. In addition, we face risks arising from the acquisition of properties not yet fully developed or in need of substantial renovation or redevelopment, including, in particular, the risk that we overestimate the value of the property, the risk that the cost or time to complete the renovation or redevelopment will exceed our budget and the risk that the relevant location is never developed. Those delays or cost overruns may arise from:
•shortages of materials or skilled labor;
•a change in the scope of the original project;
•the difficulty in obtaining necessary zoning, land-use, environmental, health & safety, building, occupancy, antitrust and other governmental permits;

•economic or political conditions affecting the relevant location;
•an increase in the cost of building materials and equipment;
•the discovery of structural or other latent defects in the property once construction has commenced; and
•delays in securing tenants.
Any failure to complete a development project in a timely manner and within budget or to lease the project after completion could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.
Where opportunities arise, we may explore the acquisition of properties or real estate portfolios in markets within Mexico. Our ability to make acquisitions in new markets and to successfully integrate those acquisitions to our existing operations is subject to the same risks as our ability to do so in the markets in which we currently operate. In addition to these risks, we may not possess the same level of familiarity with the dynamics and market conditions of any new markets that we may enter, which could adversely affect our ability to expand into or operate in those markets and, consequently, our business, financial condition, results of operations and prospects or the market price of our ADSs. We may not be able to achieve the desired return on our investments in new markets. If we are unsuccessful at expanding into new markets, our business, financial condition, results of operations and prospects could be adversely affected.
We are dependent on our tenants for a substantial portion of our revenues and our business would be materially and adversely affected if a significant number of our tenants, or any of our major tenants, were to default on their obligations under their leases.
A majority of our revenues consists of rental income received from our tenants at our industrial properties. Accordingly, our performance depends on our ability to collect rent payments from our tenants and on our tenants’ ability to make those payments. The revenues and financial resources available to service our debt and make distributions could be materially and adversely affected if a significant number of our tenants, or any of our major tenants, or tenants affected in certain geographic regions, were to postpone the commencement of their new leases, decline to extend or renew their existing leases upon expiration, default on their rent and maintenance-related payment obligations, close down or reduce the level of operations of their businesses, enter reorganization proceedings (concurso mercantil) or similar proceedings, or file for bankruptcy. Any of these events may be the result of various factors affecting our tenants. Any of these events could result in the suspension of the effects of each lease, the termination of the relevant lease and the loss of or a decrease in the rental income attributable to the suspended or terminated lease.
If upon expiration of a lease for any of our properties, a tenant does not renew its lease, we may not be able to re-rent the property to a new customer, may need to incur substantial capital expenditures to re-lease the relevant properties, or the terms of the renewal or new lease (including the cost of renovations for the customer) may be less favorable to us than current lease terms. If a significant number of tenants were to default on their obligations under their leases, we could experience delays and incur substantial expenses in enforcing our rights as landlord.
A general decline in the economy may result in a decline in demand for space at our properties. As a result, tenants may delay lease commencement, fail to make rental payments when due or declare bankruptcy. Any such event could result in the termination of that tenant’s lease and losses to us, and funds available for distribution to investors may decrease. If tenants were unable to comply with the terms of their leases for any reason, including because of rising costs or falling sales, we may deem it advisable to modify lease terms to allow tenants to pay a lower rent or smaller share of taxes, insurance and other operating costs. If a tenant becomes insolvent or bankrupt, we cannot be sure that we could recover promptly the premises from the tenant or from a bankruptcy trustee or equivalent appointee in any bankruptcy proceeding relating to the tenant. We also cannot be sure that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. Bankruptcy laws in some instances may restrict the amount and recoverability of our claims against the tenant. A tenant’s default on its obligations to us could adversely affect our financial condition and the cash we have available for distribution.
We derive a significant portion of our rental income from a limited number of customers.
As of and for the years ended December 31, 2023, 2022 and 2021, our 10 largest tenants accounted for approximately 27.0%, 26.9% and 18.6% of our total GLA and approximately 28.7%, 30.5% and 30.6% of our rental income, respectively. As of these dates, Nestlé was our largest customer in terms of leased GLA, representing 5.4%, 5.3% and 5.8%, of our GLA, respectively, and Nestlé was our largest customer in terms of rental income representing 5.4% during 2023, while

TPI was our largest customer in terms of rental income, during 2022 and 2021, representing, 5.7% and 5.3%, of our rental income, respectively.
If Nestlé and/or TPI, or any of our other principal tenants, were to terminate its leases or seek the restructuring of their leases as a result of any conditions affecting any of them, and we were unable to renew those leases on terms reasonably acceptable to these tenants or at all upon their expiration, our business, financial condition and results of operation or the market price of our ADSs could be materially and adversely affected. In addition, should any such tenant elect not to renew its leases upon their expiration, we could find it difficult and time-consuming to lease these properties to new customers. We cannot assure you that we would be able to re-lease any of these properties within a short period of time or at all, or that our results of operations would not be affected as a result of our inability to do so. Any delay in re-leasing these properties may affect our business, financial condition and results of operations or the market price of our ADSs.
In addition, if any of our principal tenants were to experience a downturn in business or a weakening of its financial condition, that tenant may not be able to meet its rent payment obligations when due or could default on its other obligations under its lease, either of which could have a material adverse effect on our business, financial condition and results of operations or the market price of our ADSs.
Our clients operate in certain specific industrial sectors in Mexico, and our business may be adversely affected by an economic downturn in any of those sectors.
Our clients operate in certain specific industrial sectors in Mexico. As of December 31, 2023, our tenant base in terms of leased GLA was comprised primarily of companies engaged in the automotive 33.1% , logistics 12.1% , food and beverage 9.1%, aerospace 6.8%, e-commerce 6.9%, electronics 7.0% and energy industries 3.5% among others. Our exposure to these industries subjects us to the risk of economic downturns or other adverse events affecting these sectors. If any of these risks were to materialize, our business, financial condition and results of operations or the market price of our ADSs could be materially and adversely affected.
An increase in competition could lead to lower occupancy rates and rental income and could result in fewer investment opportunities.
Furthermore, we compete with a growing number of owners, developers and operators of industrial properties in Mexico, many of which offer products similar to ours. Some of our competitors may have significantly larger financial and other resources than ours and may be able or willing to undertake more risks than those we can prudently manage.
Our principal competitors include Prologis, CPA and Fibra Uno, which operate industrial properties in Mexico’s largest suburban markets, including the Mexico City metropolitan area, Toluca, Guadalajara and Monterrey. We also compete with Fibra Macquarie, Fibra Monterrey, Fibra Terrafina, Finsa and American Industries, which own a significant number of industrial properties along Mexico’s northern border, including in Tijuana, Ciudad Juárez, Reynosa and Monterrey. In addition, we face competition from major regional participants in each of our other markets.
Any future increase in competition could lead to a decrease in the number of investment opportunities available to us, to an increase in the bargaining power of prospective sellers of real estate assets or to an increase in the value of real estate assets that may be attractive to us. Moreover, financially stronger competitors may have more flexibility than we do to offer rent incentives in order to attract tenants. If our competitors offer space for lease at prices below the prevailing market prices or which are lower than the prices we currently charge to our tenants, we may lose existing or potential tenants and may be forced to reduce our prices or offer substantial rent abatements, improvements, early termination options or more favorable renewal terms in order to retain our tenants when their leases expire. In any such event, our business, financial condition, results of operations and prospects, the market price of our ADSs and/or our ability to make distributions to our shareholders may be materially and adversely affected.
We are dependent on our ability to raise capital through financial markets, divestitures or other sources to meet our future growth expectations.
We are dependent on our ability to secure financing, divest assets or access other capital resources to expand our real estate portfolio and meet our future growth expectations. We intend to seek financing from financial institutions but cannot assure you that we will be able to access these or other sources of capital. We also face the risk that the terms of available new financing may not be as favorable as the terms of our existing indebtedness, particularly if interest rates continue to rise in the future, and we may be forced to allocate a material portion of our operating cash flow to service our debt, which would reduce the amount of cash available to fund our operations and capital expenditures or future business opportunities or for other purposes.

In addition, our ability to raise capital through the issuance and sale of common shares to finance our future growth will depend in part on the prevailing market price for our common shares and ADSs, which depends on a number of market conditions and other factors that may vary from time to time, including:
•the appetite of investors;
•our financial performance and that of our tenants;
•our ability to meet market expectations and the expectations of our investors with respect to our business;
•the reports of financial analysts with respect to our business;
•the prevailing economic, political and social environment in Mexico;
•the condition of the capital markets, including changes in the prevailing interest rates for fixed-income securities;
•the prevailing legal environment in Mexico with respect to the protection of minority shareholder interests;
•distributions to our shareholders, which largely depend on our operating cash flows, which in turn are dependent on the increase of revenues from our developments and acquisitions, the increase of our rental income, and on committed projects and capital expenditures; and
•other factors, such as changes in regulation (including, in particular, any changes in tax, labor and environmental regulation) or the adoption of other governmental or legislative measures affecting the real estate industry generally or us particularly.
Adverse changes in our credit ratings could impair our ability to obtain additional debt or equity financing on favorable terms, if at all. Our credit ratings are based on our operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analysis of us. Our credit ratings can affect the amount and type of capital we can access, as well as the terms of any financings we may obtain. There can be no assurance that we will be able to maintain our credit ratings. In the event our credit ratings deteriorate, it may be more difficult or expensive to obtain additional financing or refinance existing obligations or commitments. Also, a downgrade in our credit would trigger additional costs or other potentially negative consequences under our current and future credit facilities and debt instruments.
Our inability to raise additional capital on reasonably favorable terms may jeopardize our future growth and affect our business, financial condition, results of operations and prospects or the market price of our ADSs.
Our significant indebtedness may affect our cash flows and expose our properties to the risk of foreclosure.
Since 2012, we have grown our portfolio through the acquisition of raw land for the development of new industrial real estate properties. Historically, we have financed our acquisitions and real estate purchases with cash proceeds from secured loans and credit facilities that have been typically secured by a mortgage or similar interest on the relevant property. If we were to acquire stabilized portfolios in the future, we may continue to use this acquisition strategy and enter into similar secured loans. In addition, we have incurred unsecured debt to finance our development efforts. As of December 31, 2023, our total outstanding debt was US$915.2 million, of which US$273.9 million were secured loans. For more information on our existing indebtedness, see Item 5B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”
We may from time to time incur additional indebtedness to finance strategic acquisitions, investments or joint ventures, or for other purposes. Pursuant to Mexican law and our bylaws, the amount of indebtedness that the board of directors may authorize is capped at 20.0% of the value of our assets based on our balance sheet as of the end of the immediately preceding quarter; provided that any indebtedness in excess of this percentage, is required to be authorized by our shareholders. As of the date of this Annual Report, our shareholders have increased the capped amount of indebtedness that we may incur to US$1.8 billion. If we incur additional indebtedness or renegotiate the terms of our existing loans and credit facilities, our financial obligations may increase significantly and our ability to service our debt may be adversely affected.
In addition, we may be subject to risks related to our financing in the form of debt instruments, including the risk that our cash flow may not be sufficient to meet our scheduled payments of principal and interest, the risk that we may be unable to refinance our debt (particularly as a result of our failure to renegotiate terms with large numbers of investors) and the risk that our level of indebtedness may increase our vulnerability to economic or industry downturns, placing us at a disadvantage compared to other competitors that are less leveraged. Our debt service obligations may also limit our flexibility to anticipate or react to changes in the real estate industry or the business environment generally, including by incurring additional debt to take advantage of attractive opportunities. Our failure to comply with the financial and other restrictive covenants in the agreements that govern our indebtedness would constitute an event of default that, unless cured or waived, would result in our failure to service our indebtedness and the foreclosure on the properties securing our obligations. Moreover, our reputation could be damaged and/or our business harmed if we are viewed as developing underperforming properties, suffer sustained losses on our investments, default on a significant level of loans or experience significant foreclosure of our properties. If any of these risks were to materialize, our business, financial condition and results of operations or the market price of our ADSs could be materially and adversely affected.
Moreover, if interest rates increase, then so would the interest expense on our unhedged variable rate debt, which would adversely affect our business, financial condition, results of operations and prospects. From time to time, we manage our exposure to interest rate risk with interest rate hedge contracts that effectively fix or cap a portion of our variable rate debt. As of December 31, 2023, all of our outstanding indebtedness bore fixed interest rates, and therefore none of our indebtedness was hedged with interest rate hedge contracts. In addition, we refinance fixed rate debt at times when we believe rates and terms are appropriate. Our efforts to manage these exposures may not be successful. Our use of interest rate hedge contracts to manage risk associated with interest rate volatility may expose us to additional risks, including a risk that a counterparty to a hedge contract may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our business, financial condition, results of operations and prospects. Termination of interest rate hedge contracts typically involves costs, such as transaction fees or breakage costs.
The agreements governing our existing indebtedness include financial and other covenants that impose limitations on our ability to pursue certain business opportunities or to take certain actions.
The agreements governing our existing indebtedness, or any future indebtedness we incur, include or are likely to include financial and other covenants that impose limitations on our ability to:
•incur additional indebtedness;
•repay our debts prior to their stated maturities;
•make acquisitions or investments or take advantage of business opportunities;
•create or incur additional liens;
•divest assets when they are subject to collateral restrictions;
•transfer or sell certain assets or merge or consolidate with other entities;
•implement mergers, spin-offs or business reorganizations of our business;
•enter into certain transactions with affiliates;
•sell shares in our subsidiaries and/or enter into joint ventures; and
•take certain other corporate actions that would otherwise be desirable.
These limitations may adversely affect our ability to finance our future operations, address our capital requirements or pursue available business opportunities. Our breach of any of these covenants would constitute an event of default that could give rise to the termination of the relevant agreement and the acceleration of our payment obligations. In such event, our lenders could declare immediately due and payable the outstanding principal amount of and accrued interest on our debt obligations and other fees, and could take collateral enforcement actions (including foreclosing on our assets). Any of these events could force us to enter reorganization proceedings or file for bankruptcy, which would materially and adversely affect our business and the price of our ADSs.

Our insurance coverage may not cover all the risks to which we may be exposed.
We carry insurance coverage including property damage resulting from certain perils, such as fire and additional perils and natural disasters. The insurance coverage contains policy specifications and insured limits customarily carried for similar properties, business activities and markets. We believe our properties are adequately insured. Certain losses, however, including losses from floods, earthquakes, acts of war, acts of terrorism, riots, pandemics, pollution or environmental matters generally are not insured against or not fully insured against because it is not deemed economically feasible or prudent to do so. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, we could experience a significant loss of capital invested and future revenues in these properties and could remain obligated under any recourse debt associated with the property.
Furthermore, we cannot be sure that the insurance companies will be able to continue to offer products with sufficient coverage at commercially reasonable rates. If we experience a loss that is uninsured or that exceeds insured limits with respect to one or more of our properties or if the insurance companies fail to meet their coverage commitments to us in the event of an insured loss, then we could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties and, if there is recourse debt, then we would remain obligated for any financial obligations related to the properties. Any such losses or higher insurance costs could adversely affect our business, financial condition, results of operations and prospects or the market price of our ADSs.
A number of our investments are located in areas in Mexico that are known to be subject to earthquake activity. We generally carry earthquake insurance on our properties located in areas historically subject to seismic activity, subject to coverage limitations and deductibles. In addition, under the agreements that govern our existing indebtedness, our lenders have the option to (i) allow us to use our insurance proceeds to rebuild the property that was damaged or destroyed or (ii) require us to allocate those insurance proceeds to the prepayment of all or a portion of the outstanding balance of the relevant loan, in this last case in an amount equal to the percentage of our portfolio accounted for by that property. In the latter event, we would not be able to use our insurance proceeds to rebuild or replace the property that was damaged or destroyed, or to offset the decrease in our rental income due to the suspension of operations at that property. We may not have available cash in an amount sufficient to rebuild or replace the relevant property and may not be able to secure additional financing, in which case our business, financial condition, results of operations and prospects or the market price of our ADSs would be materially and adversely affected.
Our tenants may default on their obligation to maintain insurance coverage.
Under the terms of our leases, our tenants are required to purchase and maintain general liability and renters insurance coverage. If our tenants default on these obligations, we will be forced to purchase insurance coverage in their stead and to pursue action to obtain reimbursement from those tenants. These unanticipated costs and expenses could have an adverse impact on our business, financial condition, results of operations and prospects.
In addition, if our tenants fail to maintain sufficient or adequate insurance, we may be held liable for losses otherwise attributable to those tenants or their businesses, which losses may not be covered by our own insurance policies. In the event of an occurrence at a property whose tenant has failed to purchase or maintain adequate insurance coverage or in respect of which we ourselves do not maintain insurance coverage, we may lose a significant portion of our capital investment in or our projected cash flows from that property while remaining obligated to service the debt for which that property served as collateral, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our leases include certain provisions that may prove unenforceable.
All of our leases are governed by Mexican law. While our leases provide that the tenant will not be entitled to rent withholding in the event of damage to or destruction of all or part of the relevant property (which are known as “hell or high water” provisions), under Mexican law the tenant will not accrue rent until repairs are made or may request a rent abatement equal to the percentage of the property that became damaged or destroyed. We cannot give you any assurance as to whether a Mexican court would uphold the relevant provisions of our leases or find them unenforceable. In the latter event, our rental income would decrease and our business, financial condition, results of operations and prospects could be adversely affected.
The value of our assets may suffer impairment losses that may adversely affect our results of operations.
We review the carrying amounts of our real estate assets on a regular basis to determine whether there is any indication that those assets have suffered an impairment loss. The determination as to the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a tenant may lead us to recognize an impairment loss. We determine the value of our real estate assets based on the net present value of our future rental income and other revenues from or charges against those assets, divided by a discount rate that is based on our weighted average cost of capital. That discount rate may vary as a result of changes in interest rates and other market conditions over which have no control. The higher the discount rate, the lower the value of our assets. In 2023 and 2022 we recognized a gain on the revaluation of our properties of US$243.5 million and US$185.5 million, respectively.
If we determine that an impairment loss has occurred, we will adjust the net carrying value of the relevant property to account for that loss, which may materially and adversely affect the collateral provided to creditors (thereby requiring additional collateral to be provided) or our results of operations for the relevant reporting period, the market price of our ADSs and our business, financial condition, results of operations and prospects.
We are subject to risks related to the development of new properties, including due to an increase in construction costs and supply chain issues.
We are subject to risks related to our development and leasing activities that may adversely affect our results of operations and available cash flows, including, among others, the risk that:
•we may not be able to lease space in our new properties at profitable prices;
•we may abandon development opportunities and fail to capitalize on our investments in research and valuation in connection with those opportunities;
•we may not be able to obtain or may experience delays in obtaining all of the requisite zoning, building, occupancy and other governmental permits and authorizations;
•the feasibility studies for the development of new properties may prove incorrect once the development has commenced;
•our business activities may not be as profitable as expected as a result of increased costs of Land Reserves;
•actual costs of construction of a project may exceed our original estimates or the construction may not be completed on schedule, for example, as a result of delays attributable to contractual defaults, local climate conditions, nationwide or local strikes by construction workers or shortages of construction materials or electric power or fuel for our equipment, any of which would render the project less profitable or unprofitable;
•we may be forced to incur additional costs to correct defects in construction design or that are demanded by our tenants; and
•we may be held jointly liable for any underlying soil contamination on any of our properties with the party that caused that contamination, even if that contamination was not identifiable by us.
Any of these risks could give rise to material unanticipated delays or expenses and could in certain circumstances prevent the completion of our development or renovation projects once they have commenced, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.
We or our third-party providers may fail to maintain, obtain or renew or may experience material delays in obtaining requisite governmental or other approvals, licenses and permits for the conduct of our business.
We and our third-party providers of goods and services, as applicable, are subject to numerous governmental and local regulations and require various approvals, licenses, permits, concessions and certificates in the conduct of our business. We cannot assure you that we, or our third-party providers of goods and services, will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits, concessions and certificates required in the conduct of our business, or that we, or our third-party providers of good and services, will continue to satisfy the current or new conditions to those approvals, licenses, permits, concessions and certificates that we currently have or may be granted in the future. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals, which became increasingly common since the COVID-19 pandemic due to closures and/or reduced operations of public offices.

The implementation of new laws and regulations on environmental protection, health and safety-related matters in the jurisdictions in which we operate or in the jurisdictions from which our third-party providers of goods and services source their deliverables to us, may create stricter requirements to comply with, including requirements relating to the demands of communities where the real estate is located. This could delay our ability to obtain the related approvals, licenses, permits, concessions and certificates, or could result in us not being able to obtain them at all. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we, or our third-party providers of goods and services, fail to obtain and/or maintain the necessary approvals, licenses, permits, concessions and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend or alter the operation of one or more of our properties, industrial parks, or projects in construction or any relevant component thereof, which could affect the general operation of these locations or our compliance with any leases at those locations, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.
While we have not been subjected in the past to material civil, regulatory or criminal penalties resulting from untimely compliance or non-compliance with applicable laws and regulations, we could be subjected to civil, regulatory and criminal penalties that could materially and adversely affect the continued operation of our businesses, including: loss of required licenses to operate one or more of our locations, potential breach of our obligations under our lease agreements, significant fines or monetary penalties, or closing of our locations as a preventative measure. In addition, changes in these laws and regulations may restrict our existing operations, limit the expansion of our business and require operating changes that may be difficult or costly to implement.
Our operations are subject to a large number of environmental laws and regulations, and our failure to comply with any such laws and regulations may give rise to liability and result in significant additional costs and expenses, which may materially and adversely affect our financial condition.
Our operations and properties are subject to federal, state and local laws and regulations relating to the protection of the environment and the use of natural resources. The Federal Government has implemented an environmental protection program through the enactment of numerous environmental regulations, rules and official standards on matters such as ecological planning, environmental risk and impact assessment, artificial light pollution, and noise pollution, disposal of hazardous materials or pollutants, natural protected areas, flora and fauna protection, conservation and rational use of natural resources, and soil pollution, among others. Mexican federal and local authorities, including the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales), the Attorney General’s Office for the Protection of the Environment (Procuraduría Federal de Protección al Ambiente), the National Water Commission (Comisión Nacional del Agua) and state and municipal governments have the power to bring civil, environmental, administrative and criminal actions for the violation of environmental laws and regulations, including the power to shut down non-compliant properties.
We anticipate that the regulation of our business operations under Mexican federal, state and local environmental laws will increase and become more stringent over time. We cannot predict the effect that the enactment of additional environmental laws, regulations or official standards would have on our cash flows, costs for compliance, capital requirements or liabilities relating to damages claims, business, financial condition, results of operations and prospects or the market price of our ADSs.
In addition, under Mexican environmental laws and regulations we are jointly and severally liable with our tenants for the costs of remediation of soil pollution, even if the pollution was caused by the tenant. While our leases provide that the tenant is liable for the cost of any remediation actions, we can give no assurance that tenants would meet their obligations. If any of our tenants were to pollute the soil of our properties and fail to take remediation action or pay for the cost thereof, we would be required to undertake the remediation ourselves and could be held liable for any damages, which could materially and adversely affect our business, financial condition, results of operations and prospects or the market price of our ADSs.
Under the Mexican Ley General de Cambio Climático (General Law on Climate Change), and the regulations thereunder, we are subject to various environmental obligations, which may impact our financial performance. In addition, Mexico enacted legislation that allows class action lawsuits related to environmental liabilities. Under such legislation, we may be subject to class action lawsuits that may impact our financial condition, or that may otherwise have a material adverse effect on us or our properties. Additionally, requirements and efforts to address climate change through federal, state, regional and international laws requiring the reductions in greenhouse gas emissions, or GHG emissions, may lead to economic risks and uncertainty for our business. These risks could include costs to process and obtain permits, additional taxes, as well as of the installation of equipment necessary to reduce emissions to meet new GHG limits or other required technology standards. Given the uncertain nature of current and future legal and regulatory requirements for GHG emissions at the federal, state, regional, and international levels, it is not possible to predict the impact on operations or financial position, or to make reasonable forecasts of potential costs that may result from those requirements.
We are exposed to the potential impacts of future climate change and could be required to implement new or stricter regulations, which may result in unanticipated losses that could affect our business and financial condition.
We are exposed to potential physical risks from possible future changes in climate. Our properties may be exposed to rare catastrophic weather events, such as severe storms, drought, earthquakes, floods, wildfires or other extreme weather events. If the frequency of extreme weather events increases, our exposure to these events could increase and could impact our tenants’ operations and their ability to pay rent. We carry comprehensive insurance coverage to mitigate our casualty risk, in amounts and of a kind that we believe are appropriate for the markets where each of our properties and their business operations are located given climate change risk.
We may be adversely impacted as a real estate owner, manager and developer in the future by potential impacts to the supply chain or stricter energy efficiency standards or greenhouse gas regulations for the commercial building sectors. Compliance with new laws or regulations relating to climate change, including compliance with “green” building codes, may require us to make improvements to our existing properties or result in increased operating costs that we may not be able to effectively pass on to our tenants. Any such laws or regulations could also impose substantial costs on our tenants, thereby impacting the financial condition of our tenants and their ability to meet their lease obligations and to lease or re-lease our properties. We cannot give any assurance that other such conditions do not exist or may not arise in the future. The potential impacts of future climate change on our real estate properties could adversely affect our ability to lease, develop or sell those properties or to borrow using those properties as collateral and may impact our business, financial condition, results of operations and prospects or the market price of our ADSs.
In addition to the risks identified above arising from actual or potential statutory and regulatory controls, severe weather, rising seas, higher temperatures and other effects that may be attributable to climate change may impact any manufacturing sector in terms of direct costs (e.g., property damage and disruption to operations) and indirect costs (e.g., disruption to customers and suppliers and higher insurance premiums). To the extent that those conditions negatively affect our operations, they could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.
Our real estate assets may be subject to expropriation and dispossession by the Mexican government for reasons of public interest and other reasons.
Pursuant to the Mexican Constitution, the Mexican government is entitled to expropriate private property for reasons of public interest under certain circumstances. Under Mexican law, the government would be required to indemnify the owner of the property. However, the amount of that indemnification may be less than the market value of the property and payment may not be received until after a significant period of time, as no timing is specified, under applicable law, for the payment of that indemnification. In the event of expropriation of any of our properties, we may lose all or part of our investment in that property, which would adversely affect our expected returns on that investment and, accordingly, our business, financial condition, results of operations and prospects or the market price of our ADSs.
Pursuant to the Mexican National Law on Asset Forfeiture (Ley Nacional de Extinción de Dominio), we may be dispossessed of our properties by the Mexican government, declared by a judicial authority, without any consideration or compensation, if our tenants engage in certain criminal activities within our properties. Although most of our leases include representations and warranties concerning our tenants’ activities within our properties, if such tenants engage in any illegal activities, we may still be subject to dispossession of any of our properties by the Mexican government, and, in that case, we may lose all or part of our investment in that property, which would adversely affect our expected returns on that investment and, accordingly, our business, financial condition, results of operations and prospects or the market price of our ADSs.
We are or may become subject to legal and administrative proceedings or government investigations, which could harm our business and our reputation.
From time to time, we are or may become involved in litigation, investigations and other legal or administrative proceedings relating to claims arising from our operations, either in the normal course of business or not, or arising from violations or alleged violations of laws, regulations or acts. See Item 4. “Information of the Company—Business overview—Legal Proceedings.” We cannot assure you that these or any of our other regulatory matters and legal proceedings, including any that may arise in the future, will not harm our reputation or materially affect our ability to conduct our business in the manner that we expect or otherwise materially adversely affect us should an unfavorable ruling occur, which could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.
We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations, and any violation of any such laws or regulations could have a material adverse impact on our reputation, financial condition and results of operations.
We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with the applicable laws and regulations in Mexico, in the United States and abroad, including (but not limited to) the Foreign Corrupt Practices Act and similar laws and regulations.
Although we have implemented policies and procedures, which include training certain groups of our employees, seeking to ensure compliance with anti-corruption and related laws, there can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. If we fail to fully comply with applicable laws and regulations, the relevant government authorities in Mexico have the power and authority to investigate us and, if necessary, impose fines, penalties and remedies, which could cause us to lose clients, suppliers and access to debt and capital markets. Any violations by us, or the third parties we transact with, of anti-bribery, anti-corruption, anti-money laundering, antitrust and international trade laws or regulations could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.
We may acquire properties and companies that involve risks that could adversely affect our business and financial condition.
We have acquired properties and will continue to acquire properties through the direct acquisition of real estate or the acquisition of entities that own real estate. The acquisition of properties involves risks, including the risk that the acquired property will not perform as anticipated, that any actual costs for rehabilitation, repositioning, renovation and improvements identified in the pre-acquisition due diligence process will exceed estimates, or that any such contingencies are not indemnifiable. When we acquire properties, we may face risks associated with a lack of market knowledge or understanding of the local economy, forging new business relationships in the area and unfamiliarity with local government and permitting procedures. Additionally, there is, and it is expected there will continue to be, significant competition for properties that meet our investment criteria as well as risks associated with obtaining financing for acquisition activities. The acquired properties or entities may be subject to liabilities, including tax liabilities, which may be without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were asserted against us based on our new ownership of any of these entities or properties, then we may have to pay substantial sums to settle it.
We may be unable to integrate the operations of newly acquired companies and realize the anticipated synergies and other benefits or do so within the anticipated timeframe. Potential difficulties we may encounter in the integration process include: (i) the inability to dispose of assets or operations that are outside of our area of expertise; (ii) potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with these transactions; and (iii) performance shortfalls as a result of the diversion of management’s attention caused by completing these transactions and integrating the companies’ operations.
Delays or an increase in costs in the construction of new buildings or improvements could have an adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs, including due to supply chain issues.
Delays or an increase in costs in the construction of new buildings or improvements to our existing properties could have an adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs. The engineering, design and construction phases of new projects typically require six to seven months, and improvements to existing properties typically require one to three months. If we experience engineering, design or construction delays as a result of our vendors’ failure to meet their obligations or otherwise, we may not be able to deliver our new projects or tenant improvements at existing properties on schedule and will not receive rental income from those properties in the meantime. Accordingly, any such delay could affect our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs. In addition, many of our leases provide for penalties equal to one-, two- or three-days’ rent for every day that we fail to deliver the property. In the past, we have been able to pass on these liabilities to our contractors, but we can provide no assurance that we will be able to do so in the future. If we are unable to pass on to our contractors the costs associated with construction delays, our business, financial condition, results of operations and prospects or the market price of our ADSs may be materially adversely affected.
We rely on an extensive network of suppliers around the world that produce and deliver the materials we require for construction of new buildings or improvements. Our results are, therefore, impacted by current global supply constraints that have led to increased lead times, backordered products and scarcity.
We may be subject to claims for construction defects or other similar actions in connection with our property management business.
In our capacity as property managers, we retain independent contractors to provide engineering, construction and project management services for our properties, and oversee their performance. We cannot give any assurance that we will not be subject to claims for construction defects or other similar actions, even if those defects are not attributable to us. An adverse outcome in any claim or litigation arising from construction defects or property management issues could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.
The loss of one or more members of our senior management, including our Chief Executive Officer, could have a material adverse effect on our operations.
Our continuing success is attributable to a significant degree to the efforts of our senior management, including our Chief Executive Officer, Lorenzo Dominique Berho Carranza. Our Chief Executive Officer and other members of our senior management have favorable reputations in the real estate industry in Mexico at both the national and regional level. Our Chief Executive Officer is responsible, to a significant degree, for attracting new business opportunities and leading negotiations with lenders, potential joint venture partners and large institutional clients. The loss of our Chief Executive Officer or any or all of the other members of our senior management for any reason, their inability to remain in their current positions or our inability to replace them, could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs and a negative impact on our business relationships with our lenders and clients.
In addition, the experience and skill of certain members of our management team has proven critical in identifying and attracting local clients and opportunities. We consider especially relevant the regional relationships of our officers in the Tijuana and the Bajío region. As we continue to grow, our success will depend to a significant extent on our ability to recruit and retain qualified personnel in all areas of business and we can provide no assurance that we will be able to do so. Our ability to retain senior management as well as experienced personnel will in part depend on our having in place appropriate staff remuneration and incentive schemes. The remuneration and incentive schemes we have in place may not be sufficient for retaining the services of our experienced personnel.
Health crises such as the COVID-19 pandemic may have a negative impact on our business.
The COVID-19 pandemic and new variants of the coronavirus had a significant adverse impact on global economies and society including Mexico. If there is any considerable growth in coronavirus cases, or if cases spread across different geographies or increase in severity, governments and health authorities around the world may continue to re-implement measures attempting to contain and mitigate the spread and effects of the virus. These measures, and the effects of the COVID-19 pandemic resulted in: (i) restrictions on, or suspended access to, or shutdown, or suspension or the halt of, the facilities of our tenants; (ii) staffing shortages, construction slowdowns or stoppages and disruptions in our systems; (iii) disruptions or delays in our supply chains, including shortages of materials, products and services on which the business of our tenants depends; (iv) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (v) increased cost of materials and products on which we and our development business depend; (vi) a slowdown in economic activity, including in the construction industry; (vii) constraints on the availability of financing, if available at all, including on access to credit lines; (viii) inability to satisfy liquidity needs if our operating cash flow decreases or if we are not able to obtain borrowings under credit facilities, proceeds of debt and equity offerings and/or proceeds from asset sales; (ix) our inability to refinance our indebtedness on desired terms, if at all; or (x) our inability to comply with, or receive waivers with respect to, restrictions and covenants under the agreements governing our indebtedness and financial obligations.
While it has eased, the COVID-19 pandemic or similar health crises could pose the risk that we or our employees, tenants, suppliers, and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including future shutdowns that may be mandated or reinstated by governmental authorities or otherwise elected by companies as a preventive measure.

We will continue to closely monitor and evaluate the nature and extent of the impact of COVID-19 and any similar health crises on our business, financial condition, liquidity, results of operations and prospects. We may also take further actions that alter our business operations, as may be required by authorities. These developments and changes could have an adverse impact on our results of operations and financial condition. To the extent that we are not able to adapt to changes required in response to any health crisis, we could experience loss of business and our results of operations and financial condition could materially suffer.
Increases in the prices of energy, raw materials, equipment or wages could increase our operating costs.
Our business is significantly exposed to the price of energy, raw materials and components, including, among others, the price of cement and steel, as well as the price of purchasing or leasing equipment. Certain inputs used by us or by our third-party contractors in our operations are susceptible to significant fluctuations in prices, over which we may have little control. The prices of some of these inputs are affected to a significant extent by the prices of commodities, such as oil and steel. Global oil prices decreased in 2018, increased in 2019, declined significantly in 2020 as a result of the COVID-19 pandemic but reached pre-COVID-19 levels by the end of 2020, increased in 2021 due to supply shocks and the resurgence of demand, and, more recently, rose sharply in early 2022 due to the conflict between Ukraine and Russia.
We cannot assure you that the prices of relevant commodities or inputs will decrease in the future. Substantial increases in the prices of those commodities generally result in increases in our suppliers’ or contractors’ operating costs and, consequently, lead to increases in the prices they charge for their products or services. In addition, growing demand for labor, especially when coupled with a globalized shortage of qualified labor, may result in significant wage inflation. To the extent that we are unable to pass along to our clients increases in the prices of our key inputs or increases in the wages that we must pay, our operating margins could be materially adversely impacted.
Labor activism and unrest, or failure to maintain satisfactory labor relations, could adversely affect our results of operations.
Labor activism and unrest may adversely affect our operations and thereby adversely affect our business, liquidity, financial condition, results of operations and prospects or the market price of our ADSs. Although we have not been affected by any significant labor disputes in the past, we cannot assure you that we or our third-party contractors will not experience labor unrest, activism, disputes or actions in the future, including as a result of labor laws and regulations that have recently been enacted or that could come into effect in the future, some of which may be significant and could adversely affect our business, liquidity, financial condition, results of operations and prospects (either directly or by virtue of their effect on our third-party contractors) or the market price of our ADSs.
The enactment in Mexico of a labor subcontracting reform law, comprising changes to labor, social security and tax laws, may affect our operations in Mexico.
In November 2020, the executive branch of the Mexican government proposed to the Mexican Congress an amendment to several labor and tax regulations, including the Mexican Federal Labor Law (Ley Federal del Trabajo) intended to curtail the use of personnel subcontracting arrangements. This reform was approved by Mexican Congress and became effective in April 2021. The labor reform has three main components: (i) a significant limitation on indirect hiring (both outsourcing and insourcing), (ii) a limitation on the amount of employers’ profit-sharing obligation, and (iii) the non-deductibility of payments relating to prohibited subcontracting arrangements.
As it relates to limiting indirect hiring, the reform prohibits all types of indirect hiring, except for commercial arrangements in which the personnel rendering the services are not under the authority of the beneficiary of the services or those which are considered specialized in their nature. This prohibition is applicable to both third-party outsourcing service providers and within entities of the same corporate group (insourcing). Providers of specialized services will be required to complete a registration process with the labor authority. Although these changes have been implemented by us, changes may have an impact in the way we conduct our business in the future and the way and the prices at which subcontractors provide services to us.
With respect to the amendments relating to Mexican entities’ profit sharing obligations, the labor reform sets forth a limit as to the maximum amount that a company will have to pay an employee in connection with the profit sharing obligation (the highest of three months of salary or the average of the amounts paid for profit-sharing for the last three years), which may reduce the amounts paid by several companies for profit sharing purposes; however, those companies that do indirect hiring will have the obligation to pay profit sharing starting three months following the date on which the reform becomes effective. This may impact the cost of the services of several of our subcontractors, which may in turn, result in increases in their prices to us, that we may be unable to pass on to our tenants, affecting our financial condition and results of operations.
The labor reform sets forth that no tax deductions will be available in connection with outsourcing services, which may further impact several of our subcontractors and the prices at which those subcontractors render services to us, ultimately affecting our financial condition and results of operations.
If we are required to contract specialized services, we will be jointly liable for the labor obligations of the specialized services provider, if that service provider does not comply with any obligations with respect to the personnel used in the performance of the relevant specialized services. This responsibility is likely to increase our liability and may impact our financial condition and results of operations.
Our business and operations could suffer in the event of system failures or cyber security attacks.
Despite system redundancy including the intentional duplication of critical components , the implementation of security measures and the existence of a disaster recovery plan for our internal and hosted information technology systems, our systems are vulnerable to damages from any number of sources, including energy blackouts, natural disasters, terrorism, war, telecommunication failures and cyber security attacks, such as malware, ransomware, or unauthorized access. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may incur additional costs to remedy damages caused by those disruptions. Third-party security events at vendors, sub-processors, and service providers could also impact our data and operations via unauthorized access to information or disruption of services which may ultimately result in financial losses. Despite training, detection systems and response procedures, an increase in email attacks (phishing and business email compromise) may create disruption to our business and financial risk.
The growing frequency of attempted cybersecurity attacks may lead to increased costs to protect us and respond to any events, including additional personnel, consultants and protection technologies. Any compromise of our security could result in a violation of applicable privacy and other laws, unauthorized access to information of ours and others, significant legal and financial exposure, damage to our reputation, loss or misuse of the information and a loss of confidence in our security measures, which could harm our business. Additionally, remediation costs for security events may not be covered by our insurance.
We have identified material weaknesses in our internal controls. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.
Prior to the offering of our ADSs and the listing of our ADSs on the NYSE, we had been publicly listed only in Mexico and not subject to the financial reporting requirements of the SEC and had not had the accounting personnel and other resources required for SEC financial reporting purposes. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure control and procedures, are designed to prevent fraud. In the course of preparing and auditing our audited consolidated financial statements in accordance with PCAOB, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified relate to (i) insufficient controls and monitoring activities to ascertain whether the components of internal control are present and functioning; (ii) lack of sufficient skilled staff with expertise to design, implement and execute a formal risk assessment process and formal accounting policies, procedures and controls over accounting and financial reporting to ensure the timely recording, review, and reconciliation of financial transactions while maintaining a segregation of duties; and (iii) insufficient design and implementation of information technology controls. The material weaknesses, if not remediated timely, may lead to material misstatements in our combined and consolidated financial statements in the future. Following the identification of the material weakness, we have taken and plan to continue to take remedial measures. We cannot assure you, however, that these measures may fully address this material weaknesses in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

To remedy our identified material weaknesses, we have adopted and intend to adopt several measures intended to improve our internal control over financial reporting. These include strengthening our finance, operations and information technology teams, and implementation of further policies, processes and internal controls relating to our financial reporting. Specifically, those planned remediation efforts include the following:
•we appointed to our audit committee an additional independent member with more than 20 years of experience furnishing public reports to the NYSE;
•we have held three separate training sessions for our audit committee and our employees on internal control topics and SOX compliance;
•we have engaged external advisers to provide financial accounting and reporting assistance;
•we have engaged in efforts to restructure accounting processes and revise organizational structures to enhance accurate accounting and reporting;
•we have hired additional experienced accounting personnel in the corporate office to enhance the application of accounting standards;
•we are enhancing our information and communication processes through information technology solutions to ensure that information needed for financial reporting is accurate, complete, relevant and reliable, and communicated in a timely manner; and
•we plan to engage external advisers to evaluate and document the design and operating effectiveness of our internal control over financial reporting and assist with the remediation and implementation of our internal control function.
We are committed to maintaining a strong internal control environment, and we expect to continue our efforts to ensure the material weaknesses described above and all control deficiencies are remediated. However, these material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. There is no assurance that we will be able to remediate the material weaknesses in a timely manner or that in the future additional material weaknesses will not exist or otherwise be discovered. If we are not able to remedy this material weakness, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could adversely affect our business, financial condition, results of operations and prospects or the market price of our ADSs.
We are subject to the reporting requirements of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with the fiscal year ending December 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Based on the market value of our common shares (including in the form of ADSs) held by non-affiliates, we believe that we will cease to be an “emerging growth company” measured as of June 30, 2024, in which case, our independent registered public accounting firm will be required attest to and report on the effectiveness of our internal control over financial reporting for our annual report for our fiscal year ending December 31, 2024. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increasing risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
Complications in relationships with local communities may adversely affect our business continuity, reputation, liquidity, and results of operations.
We make significant efforts to maintain good long-term relationships and continuous communication with local and neighboring communities where we operate or build, including indigenous communities that previously held real estate in the regions where we operate. However, there can be no assurance that we have obtained or will obtain all permits claimed by those communities or that those communities will not have or will not develop interests or objectives which are different from, or even in conflict with, our objectives, which could result in legal or administrative proceedings, civil unrest, protests, negative media coverage, direct action or campaigns, including, but not limited to, requests for the government to revoke or deny our concessions, licenses or other permits to operate. Any such events could cause delays or disruptions in our operations, result in operational restrictions or higher costs, or cause reputational damage, which could materially and adversely affect our business, reputation, liquidity and results of operations.
Our hedging of foreign currency and interest rate risk may not effectively limit our exposure to these risks.
We attempt to mitigate our risk by borrowing in the currencies in which we have significant investments thereby providing a natural hedge. We may also enter into derivative financial instruments that we designate as net investment hedges, as these amounts offset the translation adjustments on the underlying net assets of our foreign investments. Although we attempt to mitigate the potential adverse effects of changes in foreign currency rates there can be no assurance that those attempts will be successful. In addition, we occasionally may use interest rate swap contracts to manage interest rate risk and limit the impact of future interest rate changes on earnings and cash flows. As of December 31, 2023, none of our indebtedness was hedged with interest rate hedge contracts.
Hedging arrangements involve risks, such as the risk of fluctuation in the relative value of the foreign currency or interest rates and the risk that counterparties may fail to honor their obligations under these arrangements. The funds required to settle those arrangements could be significant depending on the stability and movement of the hedged foreign currency or the size of the underlying financing and the applicable interest rates at the time of the breakage. The failure to hedge effectively against foreign exchange changes or interest rate changes may adversely affect our business.
Risks Related to Mexico
Adverse economic conditions in Mexico may have a negative impact on our financial condition and/or results of operations.
We are a Mexican corporation and all of our assets and operations are located in Mexico. As a result, our business, financial condition and/or results of operations may be affected by general economic conditions, depreciations or devaluations of the peso against the U.S. dollar, price volatility, inflation, interest rates, changes in taxation and regulation, crime rates and other economic, political or social developments in or affecting Mexico, over which we have no control. According to the INEGI, in 2020, 2021 and 2022 the Mexican GDP contracted 8.2% and grew 4.8% and 3.1% respectively. Moreover, in the past, Mexico has experienced economic crises and prolonged periods of slow economic growth, caused by internal and external factors over which we have no control, that have had a negative impact on us. We cannot give any assurance that those conditions will not return in the future or that, if they do, they will not have a material adverse effect on our business, financial condition and/or result of operations.
The Mexican economy has been characterized by high interest rates in both real and nominal terms. In December 31, 2023 and 2022, the average interest rate for 28-day Mexican Treasury bills (CETES) was approximately 11.1% and 7.7%, respectively. Accordingly, to the extent we incur peso-denominated debt in the future, it could be at high interest rates. In 2023 and 2022, the peso appreciated (depreciated) against the U.S. dollar by 12.7% and 5.9%, respectively, in nominal terms. In 2023 and 2022, we derived approximately 86.7% and 87.0% of our rental income from U.S. dollar-denominated leases, respectively. In addition, all of our debt is denominated in U.S. dollars. However, in 2023 and 2022, our operating costs, taxes and approximately 13.3% and 13.0% of our rental income, respectively, were denominated in pesos. As a result, the appreciation or depreciation of the peso against the U.S. dollar affects our financial condition and results of operations.
Moreover, during 2019 and 2020, Mexico’s sovereign debt rating was subject to downward revisions and negative outlooks from major rating agencies as a result of those agencies’ assessment of the overall financial capacity of the government of Mexico to pay its obligations and its ability to meet its financial commitments as they become due, citing among other factors, concerns with the state oil company (Petróleos Mexicanos, or “PEMEX”), and weakness in the macroeconomic outlook due to, among other things, trade tensions and political decisions. We cannot ensure that the rating agencies will not announce additional downgrades of Mexico and/or PEMEX in the future. These downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, results of operations and prospects or the market price of our ADSs and may affect our rating and interest rates at which we borrow on a cross-border basis.
Our business may be materially affected by general economic conditions in Mexico, including the rate of inflation, prevailing interest rates and changes in exchange rates between the peso and the U.S. dollar. Decreases in Mexican GDP, periods of negative growth and/or increased inflation or interest rates may result in lower demand or prices for our services and products or in a shift to lower margin services and products. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce them upon the occurrence of any of the aforementioned events and, accordingly, our profit margins could be adversely affected.
Political and social developments in Mexico as well as changes in Federal Governmental policies could have a negative impact on our business and results of operations.
In Mexico, political instability has been a determining factor in business investment. Significant changes in laws, public policies and/or regulations or the use of public referendums (consultas populares) could affect Mexico’s political and economic situation, which could, in turn, adversely affect our business. Political disagreements between the executive and legislative branches could come to a standstill and avoid the timely implementation of political and economic reforms, which in turn could have a major adverse effect on Mexican economic policy and, therefore, also on our business. We cannot predict the impact that political, economic and social conditions will have on the Mexican economy. In addition, we cannot guarantee that political, economic or social developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.
The Federal Government has increasingly made significant changes to policies and regulations and may continue to do so in the future. The Federal Government drastically cut spending for the 2019 budget and it may cut spending in the future which may adversely affect economic growth. On July 2, 2019, the new Mexican Federal Republican Austerity Law (Ley Federal de Austeridad Republicana) was approved by the Mexican Senate. Federal Government actions, such as those implemented to control inflation, federal spending cuts and other regulations and policies may include, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and prospects or the market price of our ADSs may be adversely affected by changes in governmental policies or regulations involving or affecting our management, operations and tax regime.
The administration of Mr. López Obrador has taken actions that have significantly undermined investors’ confidence in private ventures following the results of public referendums, such as the cancellation of public and private projects authorized by previous administrations, including the construction of the new Mexican airport, which immediately prompted the revision of Mexico’s sovereign rating. More recently, the administration presented a reform to the Electric Industry Law (Ley de la Industria Eléctrica) which seeks to disincentivize private investment in the electricity sector and concentrate generation within state-owned companies. Investors and credit rating agencies may be cautious about the policies of the political party Movimiento Regeneración Nacional (National Regeneration Movement), or “Morena,” which could contribute to a decrease in the Mexican economy’s resilience in the event of a global economic downturn. We cannot assure you that similar measures will not be taken in the future, which could have a negative effect on Mexico’s economy.
The Federal Government’s actions and policies concerning the economy, social and political conditions, the environment, state-owned or state-controlled companies or state-owned or government-regulated financial institutions, may have a material impact on private sector entities in general and on us in particular, as well as on financial market conditions and the prices of and returns on Mexican securities. Those actions and policies may include interest rate increases, changes in fiscal policy, price controls, currency devaluations, capital controls, limits on imports and other actions, any of which may have a negative impact on our business, financial condition, results of operations and prospects or the market price of our ADSs and may affect our ability to make distributions to our shareholders.
We cannot predict the impact that economic, social and political instability in or affecting Mexico could adversely affect our business, financial condition, results of operations and prospects or the market price of our ADSs, as well as market conditions and prices of our securities. These and other future developments, over which we have no control, in the Mexican economic, political or social environment may cause disruptions to our business operations and net income.

Reduction on the supply, price increases and other restrictions affecting the supply of key resources, such as water and electricity, may affect the construction industry and the operation of rental facilities in Mexico.
The construction and real estate industries in Mexico are dependent on the availability of resources such as water and electricity. Reduction on the supply, price increases and other restrictions affecting the supply of water and electricity may adversely affect our construction plans or change these plans in the future, or the operations of our tenants and thus their ability to comply with their obligations, and, as a result, negatively impact our business, financial conditions and results of operations.
Legislative or regulatory action with respect to tax laws and regulations could adversely affect us.
We are subject to Mexican federal, state and local tax laws and regulations. Mexican tax laws are subject to constant change and we cannot assure you that the Federal Government will not introduce and enact tax reforms or take other actions in response to economic, political or social conditions in Mexico that may adversely affect our business, financial condition, results of operations and prospects or the market price of our ADSs. Changes in state and local tax laws or regulations may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of those changes. If those changes occur, we may be required to pay additional taxes on our assets or income. These effects of increased tax costs cannot and have not been quantified, nor can we assure you that these reforms, once implemented, will not adversely affect our financial condition, results of operations and the amount of cash available for the payment of dividends.
Developments in the U.S. and other countries may adversely affect Mexico’s economy, our business, financial condition and/or results of operations, and the market price of our ADSs.
The Mexican economy and the business, financial situation and operating results of Mexican companies may be affected to varying degrees by economic and market conditions in other countries. While economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. For example, in October 2017 market prices for Mexican debt and equity instruments experienced a significant drop as a result of the Asian financial crisis. In the second half of 1998 and early 1999, market prices for Mexican securities were adversely affected by the economic crises in Russia and Brazil. In the second half of 2008 and part of 2009, market prices for Mexican debt and equity instruments decreased significantly as a result of the financial crisis in the United States and the rest of the world. Other geopolitical events, such as the United Kingdom’s exit from the European Union, changes to United States monetary policy and the military conflicts between Ukraine and Russia and between Israel and Hamas, have contributed to high volatility and uncertainty in several financial markets, which may affect emerging economies, such as Mexico and may affect our ability to obtain financing or to refinance our indebtedness.
In addition, the U.S. economy heavily influences the Mexican economy, and therefore, adverse economic conditions in the United States, the termination or renegotiation of the USMCA, a review of policies, including policies relating to restrictions in investments in the oil and electricity sectors in Mexico, or other related events affecting U.S. trade policy with respect to Mexico, could have a negative impact on the Mexican economy, such as by decreasing remittances by Mexican workers in the United States to Mexico and adversely affecting bilateral trade and foreign direct investment in Mexico. Economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement (the “NAFTA”), and, subsequently, the USMCA, which has induced higher economic activity between the two countries and increased the remittance of funds from Mexican immigrants working in the United States to Mexican residents. Due to its relatively recent entry into force, it is currently unclear what the results of the USMCA and its implementation will be. The new terms of the USMCA could have an impact on Mexico’s economy generally and job creation in Mexico, which could adversely affect our business, financial performance and results of operations.
Likewise, any action taken by the current U.S. or Mexico administrations, including changes to the USMCA and/or other U.S. government policies that may be adopted by the U.S. administration, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, reduced commercial activity or bilateral trade or declining foreign direct investment in Mexico. Moreover, perceptions that the United States and other countries adopt protectionism measures could reduce international trade, investments and economic growth. The economic and political consequences may have an adverse effect on the Mexican economy, which in turn could affect our business, financial condition, results of operations and prospects, and the market price of our ADSs. We cannot assure you that developments in other emerging market countries, the United States or elsewhere will not have a material adverse effect on our business, financial condition, results of operations and prospects, and the market price of our ADSs.

Mexico is an emerging market economy, with risks to our results of operations and financial condition.
The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general, as well as on market conditions, prices and returns on Mexican securities. As of the date of this Annual Report, and after the midterm elections held on June 6, 2021, Morena lost the absolute majority in the Cámara de Diputados (Chamber of Deputies) that it had held since 2018. However, Morena continues to hold the most seats relative to any other political party. We cannot predict the impact that political developments in Mexico will have on the Mexican economy nor can provide any assurances that these events, over which we have no control, will not have an adverse effect on our business, financial condition and results of operations or the market price of our ADSs. Furthermore, our financial condition, results of operations and prospects and, consequently, the market price for our ADSs, may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.
The Mexican economy in the past has suffered balance of payment deficits and shortages in foreign exchange reserves. There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of the USMCA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.
Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries, including Argentina and Venezuela, have recently been experiencing significant economic downturns and market volatility. These events could have adverse effects on the economic conditions and securities markets of other emerging market countries, including Mexico.
Changes in exchange rates between the peso and the U.S. dollar or other currencies may adversely affect our financial condition and/or results of operations.
As of December 31, 2023, 2022 and 2021, all of our outstanding indebtedness and 86.7% 87.0% and 87.5% of our rental income, respectively, was denominated in U.S. dollars, while most of our administrative and operating expenses were denominated in pesos. An appreciation of the peso would have the effect of increasing some of our expenses in U.S. dollar terms.
In 2009, 2010 and 2011, the value of the peso experienced significant fluctuation as a reflection of the volatility in foreign exchange markets due to an economic downturn in the United States and other countries. Global economic conditions in 2016 were complex and volatile primarily as a result of the uncertainty surrounding the U.S. Federal Reserve Board’s decision to raise interest rates and the presidential elections in the United States. In addition, exchange rate fluctuations have been exacerbated by the significant drop in oil prices. In 2020, 2021 and 2022, foreign exchange markets and the value of the peso experienced significant volatility as a result of the COVID-19 pandemic, which had a negative impact on some of our expenses in terms of U.S. dollars. Other similar events may occur in the future.
A severe depreciation or appreciation of the peso may result in government intervention as has occurred in other countries, or in foreign exchange market disruptions. While the Federal Government does not currently restrict and since 1982 has not restricted the right or ability of Mexican or foreign individuals or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, it could institute restrictive exchange rate policies in the future. Accordingly, changes in the value of the peso relative to the U.S. dollar may adversely affect our financial condition and/or results of operations, or the market price of our ADSs, and our ability to make distributions to our shareholders.
The rate of inflation in Mexico and the actions of the Federal Government to control it may have a negative impact on our investments.
Mexico’s annual rate of inflation, as measured by changes in the Mexican national consumer price index, calculated and published by the Mexican Central Bank and INEGI, was 3.2% for 2020, 7.4% for 2021, 7.8% for 2022 and 4.7% as of December 31, 2023. High levels of inflation may adversely affect our business, financial condition and/or results of operations. If Mexico were to experience high levels of inflation in the future, we may not be able to adjust the prices we charge our tenants in order to offset the negative effects of inflation.
In general terms, our leases provide for annual increases in rent to account for inflation. In the case of our peso-denominated leases, the increase is usually tied to the INPC (Índice Nacional de Precios al Consumidor), which is a measure of the change in prices paid by consumers for a market basket of basic products and services, many of which prices are subsidized or controlled by the Federal Government. Accordingly, the INPC may not accurately reflect actual inflation. In addition, because rent increases occur annually, adjustments for inflation are not recognized until the following year. As a result, rent increases to account for inflation could be deferred and may not be reflective of actual inflation. In the case of our dollar-denominated leases, the increase is tied to the inflation rate in the United States, which has historically been lower than Mexican inflation. As a result, rent increases may not be sufficient to offset the actual increase in our costs derived from a higher inflation in Mexico.
Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business.
Changes to trade policies, treaties and the imposition of tariffs on a global scale, or the perception that these changes could occur, could adversely affect the global supply chain and influence corporate appetite for off-shoring labor-intensive manufacturing to low labor-cost jurisdictions, such as Mexico.
The U.S. administration under former President Donald Trump advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from China and Mexico, and took steps toward restricting trade in certain goods. For example, in March 2018, the United States began to enforce a 25% tariff on steel and a 10.0% tariff on aluminum imports. The policies of the former U.S. administration also created uncertainty with respect to, among other things, existing and proposed trade agreements, free trade generally, and potentially significant increases on tariffs on goods imported into the U.S., particularly from Mexico, Canada and China. The trade policies pursued by the Biden administration and the extent to which the current administration is successful in passing trade legislation is uncertain, and it is possible that further measures restricting trade may be announced. As many of our customers are engaged in global manufacturing and industrial production, including exports out of Mexico, any unfavorable changes in international trade policies and international barriers to trade, such as capital controls or tariffs, may have an adverse effect on manufacturing levels, trade levels and industries, including logistics, that rely on trade, commerce and manufacturing, as well as impact the competitive position of Mexico as a manufacturing and exporting hub and affect the demand for our properties. Any such escalation in trade tensions or a trade war, or news and rumors of the escalation of a potential trade war, could have a material and adverse effect on our business, results of operations and the trading price of our ADSs.
Security violence risks in Mexico could increase, and this could adversely affect our results.
Mexico is currently experiencing high levels of violence and crime due to, among others, the activities of organized crime. Despite the measures adopted by the Mexican government, organized crime (especially drug-related crime) continues to exist and operate in Mexico. These activities, their possible escalation and the violence associated with them have had and may have a negative impact on the Mexican economy or on our operations in the future. The presence of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, or an increase in other types of crime, pose a risk to our business, and might negatively impact business continuity. We cannot assure you that the levels of violent crime in Mexico or their expansion to a larger portion of Mexico, over which we have no control, will not increase and will have no further adverse effects on the country’s economy and our business, financial condition, results of operations and prospects.
Risks Related to Our ADSs
The price of our common shares or ADSs may be volatile or may decline regardless of our operating performance.
The market price for our common shares or ADS may be volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:
•general and industry-specific economic conditions;
•differences between our actual financial and operating results and those expected by investors;
•investors’ perceptions of our prospects and the prospects of the industries in which we operate;
•our financial performance and changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;
•the occurrence of health threats;
•new conflicts or the escalation of existing conflicts around the world;

•new laws or regulations or new interpretations of existing laws and regulations, including tax guidelines, environmental matters and regulation on investment applicable to the real estate industry and our business and our common shares and ADSs;
•regulatory developments affecting us or our industry;
•new accounting policies and pronouncements;
•general economic trends in the U.S., Latin American or global economies and financial markets, including those resulting from war, terrorist attacks or responses to those events;
•changes in earnings projections or in research reports about us or the Mexican real-estate industry;
•security issues in Mexico;
•litigation and insolvency proceedings involving Mexican public companies;
•measures and guidelines relating to the protection of minority investors in Mexican companies;
•liquidity affecting the Mexican stock markets;
•media and public speculation;
•changes in sovereign ratings or outlooks of Latin American countries, particularly Mexico, or changes in our ratings or outlook or those of other real estate companies;
•political conditions or developments in Mexico, the United States and elsewhere;
•additions or departures of key members of management; and
•any increased indebtedness we may incur in the future.
These and other factors may lower the market price of our ADSs or common shares, regardless of our actual operating performance. In the event of a drop in the market price of our ADSs or common shares, you could lose a substantial part or all of your investment in our ADSs or common shares. We cannot assure you that the price of our ADSs or common shares will not fluctuate significantly.
In addition, the U.S. stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Shareholders may institute securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.
Our bylaws contain restrictions on certain transfers of common shares and the execution of shareholders agreements, which could impede the ability of holders of ADSs to benefit from a change in control or to change our management and Board of Directors.
Pursuant to our bylaws, subject to certain exceptions (i) any acquisition of common shares (or any instruments representing common shares, including ADSs) that would result in the beneficial ownership of 9.5% or more of our capital stock, or any multiple thereof, by a person or group of persons, directly or indirectly, (ii) any agreement establishing or adopting a vote-pooling mechanism or an arrangement to vote as a group or in concert, or which would result in the beneficial ownership, of 20.0% or more of our capital stock or in a change of control of the Company (through voting or any agreement), or (iii) any direct or indirect acquisition of common shares (or any instruments representing common shares, including ADSs) by a competitor that would result in that competitor holding 9.5% or more of our capital stock, must be previously approved in writing by our Board of Directors. Our Board of Directors must approve or disapprove the transaction within 90 days from the receipt of notice thereof, provided it has received all the necessary information to make a determination.
If the acquisition or pooling arrangement is approved by 75.0% of the members of our Board of Directors that are not affected by any conflict of interest, and results in the beneficial ownership of 20.0% or more of our common shares by a shareholder or group of shareholders or in a change of control, the buyer or member of the pooling arrangement will be required to conduct a public tender offer to purchase 100.0% of our outstanding common shares for a price equal to the greater of (x) the book value per share, pursuant to the last quarterly financial statements, as approved by our Board of Directors and filed with the CNBV and the BMV, (y) the highest published closing trading price for our common shares on the BMV during the 365-day period preceding the date of the request for approval of the transaction by the Board of Directors or the date of the approval, and (z) the highest purchase price per share ever paid by the person intending to acquire the common shares or enter into the pooling arrangement directly or indirectly, individually or together with others, plus, in each case, a premium equal to 20.0% of the purchase price per share, which premium may be increased or reduced taking into consideration the opinion of an investment bank of recognized standing. The public tender offer is required to be completed within the 90 days following the authorization of the Board of Directors.
Any such acquisition of common shares or execution of a voting agreement without the requisite approval would grant our Board of Directors with a right to take, among others, the following actions: (i) reverse the transaction and require mutual restitution by its parties, if practicable, or (ii) demand that the common shares be sold to a pre-approved third party at a minimum reference price determined by our Board of Directors. In addition, pursuant to our bylaws, the relevant buyer or group of buyers must forfeit its voting rights in respect of the relevant common shares at any shareholders’ meeting.
These provisions of our bylaws may only be repealed or amended by the affirmative vote of the holders of no less than 85% of our outstanding common shares, provided that such repeal or amendment is not rejected by the holders of 5% of our outstanding common shares.
These provisions may deter investors, including prospective buyers of our business, from purchasing a significant number of ADSs, which may adversely affect the price and liquidity of our ADSs.
The relative volatility and illiquidity of the Mexican securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.
Investing in securities that trade in emerging markets, such as Mexico, often involves greater risk than investing in securities of issuers in the United States, and those investments are considered to be more speculative in nature. The Mexican securities market is substantially smaller, less liquid, more concentrated in a limited number of institutional participants, and can be more volatile than securities markets in the United States. There is also significantly greater concentration in the Mexican securities market than in major securities markets in the United States. As of December 31, 2023, total market capitalization amounted approximately to Ps.10.5 billion. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell those common shares in the Mexican securities market at a price and time you desire may be limited.
Sales of our ADSs or common shares by our founders, directors or officers, or the perception that these sales may occur may cause our share price to decline.
If our founders, directors or officers sell substantial amounts of our ADSs or common shares in the public market, or there is substantial trading in our ADSs or common shares, hedging activities or perceived perception by the public market that any of these activities will occur, the trading price of our ADSs or common shares could decline. In addition, sales of these ADSs could impair our ability to raise capital, should we wish to do so. As of December 31, 2023, our founders, directors and officers held approximately 3.4% of our issued and outstanding common shares. We cannot predict the timing or amount of future sales of our ADSs or common shares by our founders, directors and officers, but those sales, or the perception that those sales could occur, may adversely affect prevailing market prices for our common shares.
We are subject to different disclosure and accounting standards than companies in other countries.
A principal objective of the securities laws of the United States, Mexico, and other countries is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be less or different publicly available information about foreign issuers of securities (such as ourselves) than is regularly published by or about issuers in other markets. We are subject to reporting obligations in respect of our equity securities that are listed on the BMV. In particular, IFRS and the disclosure requirements thereunder differ from those of the United States. We have made no attempt to quantify the impact of those differences by a reconciliation of our financial statements or other financial information in this Annual Report to U.S. GAAP. We cannot be certain that a reconciliation would not identify material quantitative or qualitative differences between our financial statements or other financial information as prepared on the basis of IFRS if that information were to be prepared on the basis of U.S. GAAP.

As a public company in the United States, we may have increased costs and disruptions to the regular operations of our business.
As a public company in the United States, we expect to incur significant additional legal, accounting, reporting and other expenses, as a result of having publicly traded ADSs in the United States. We also incur costs which we had not incurred previously, including, but not limited to, increased directors and officers insurance, increased investor relations, and various other costs of a U.S. public company.
We also anticipate that we will continue to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board. We estimate that we will incur additional costs as a public company, including costs associated with corporate governance requirements.
The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Any of these effects could harm our business, financial condition and results of operations, and the market price of our ADSs.
Furthermore, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may not attest to our management’s assessment or may issue a qualified report. The independent auditor may decline to attest our management’s assessment or issue a qualified report if:
•it is not satisfied with our controls;
•it disagrees with our internal control’s documentation, design, operation or review process; or
•its interpretation about relevant requirements is different than ours.
In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to timely remediate to meet the SOX Act deadline for the Section 404 compliance. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.
Moreover, as an “emerging growth company” as defined in the JOBS Act, we have taken advantage of certain temporary exemptions from various reporting requirements including, but not limited to presenting more limited financial data in our registration statement on Form F-1.
When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of those costs.
Our bylaws provide for the exclusive jurisdiction of the federal courts in Mexico City, Mexico for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, other employees or shareholders. Holders of ADSs may pursue claims against the depositary under the deposit agreement, which provides for the exclusive jurisdiction of the federal or state courts in the City of New York.
With respect to our shareholders, our bylaws provide for the exclusive jurisdiction of the federal courts located in Mexico City, Mexico for the following civil actions:
•any action between us and our shareholders; and
•any action between two or more shareholders or groups of shareholders regarding any matters relating to us.

This exclusive jurisdiction provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or shareholders, which may result in increased costs to bring a claim in the federal courts located in Mexico City, Mexico, and discourage lawsuits with respect to such claims. Notwithstanding, our shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder applicable to foreign private issuers. If a court were to find the exclusive jurisdiction provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, results of operations and prospects. The exclusive jurisdiction provision would not prevent derivative shareholder actions based on claims arising under U.S. federal securities laws from being raised in a U.S. court and would not prevent a U.S. court from asserting jurisdiction over such claims. However, there is uncertainty whether a U.S. court would enforce the exclusive jurisdiction provision for actions for breach of fiduciary duty and other claims.
The aforementioned exclusive jurisdiction provision contained in our bylaws is not applicable to holders of ADSs in their capacity as ADSs holders. With respect to holders of ADSs, under the deposit agreement, any legal action arising out of the deposit agreement, the ADSs or the ADRs, involving the Company or the depositary, may only be instituted in a state or federal court in the city of New York, and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits.
The protections afforded to minority shareholders in Mexico are not as developed pursuant to court decisions as those in other jurisdictions.
We are a Mexican-based company. Under Mexican law, the protections afforded to minority shareholders and the fiduciary duties of officers and directors are, in certain respects, different from those in the United States and other jurisdictions. Although Mexican law permits legal actions by shareholders and imposes specific duties of care and loyalty applicable to our directors and to our principal officers, those actions are not direct actions but derivative suits (for the benefit of the company and not of its shareholders directly); the Mexican legal regime concerning fiduciary duties of directors is not as comprehensive, and has not been as developed in regulation, as in other jurisdictions, and has not been subject to judicial interpretation that provides additional guidance. Further, in Mexico, the procedure for shareholder derivative suits (and for class actions) is different. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us, our directors, our officers or our controlling shareholders than it would be for shareholders of a company organized in a different jurisdiction, and our shareholders will not benefit from direct actions for their ultimate benefit.
Preemptive rights may be unavailable to ADSs holders.
Under current Mexican law, whenever we issue new common shares for cash, subject to certain exceptions, we must grant preemptive rights to our shareholders, giving them the right to purchase a sufficient number of common shares to maintain their existing pro rata ownership percentage. We may not be able to offer common shares to ADSs holders or non-Mexican shareholders pursuant to preemptive rights granted to our shareholders in connection with any future issuance of common shares, unless a registration statement under the Securities Act is effective or a similar procedure is followed with respect to those rights and common shares or an exemption from the registration requirements of the Securities Act or a similar exemption is available.
We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement to enable United States shareholders to exercise their preemptive rights, the indirect benefits of enabling United States shareholders to exercise preemptive rights and any other factors that we consider appropriate at the time. We will then decide whether to file such a registration statement.
Such a registration statement may not be filed. As a result, ADSs holders, non-Mexican shareholders and United States shareholders that are not qualified institutional buyers may not be able to exercise their preemptive rights in connection with future issuances of our common shares or ADSs and their stake in the Company might be diluted. In this event, the economic and voting interest of ADSs holders, non-Mexican shareholders and United States shareholders in our total equity would decrease in proportion to the size of the issuance. Depending on the price at which common shares are offered, such an issuance could result in dilution to ADSs holders, non-Mexican shareholders and United States shareholders that are not qualified institutional buyers.

If we issue or sell additional equity securities in the future, you may suffer dilution and the trading prices for our securities may decline.
We may issue or sell additional common shares or ADSs, including to finance future acquisitions or new projects or for other general corporate purposes. Our existing shareholders may dispose of some of their ADSs or common shares. Any such issuance or sale could result in a dilution of your ownership stake and/or the perception of any such issuances or sales could have an adverse impact on the market price of the ADSs or common shares.
It may be difficult to enforce civil liabilities against us or our directors and executive officers.
Most of our directors and executive officers are non-residents of the United States, and substantially all of the assets of such non-resident persons and substantially all of our assets are located outside the United States and primarily in Mexico. As a result, it may not be possible, or it may be costly and time consuming, for investors to effect service of process within the United States or in any other jurisdiction outside of Mexico upon those persons or us, or to enforce against them or us in courts of any jurisdiction outside of Mexico, judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the civil liability provisions of United States federal and state securities laws (which may be different or exceed civil liability provisions prescribed under Mexican law), as a result of their place of residence or location, and the need to satisfy formal requirements (such as letters rogatory forwarded through governmental channels) in order to comply with due process under Mexican law. There is doubt as to the enforceability in Mexican courts, in original actions or in actions for enforcement of judgments obtained in courts of jurisdictions outside Mexico, of civil liabilities arising under the laws of any jurisdiction outside Mexico, including any judgment predicated solely upon United States federal or state securities laws. No treaty exists between the United States and Mexico for the reciprocal enforcement of judgments issued in the other country.
The relatively low liquidity and high volatility of the Mexican securities market may cause the trading price and volume of our ADSs or common shares to fluctuate significantly.
Our common shares are quoted on the BMV, and our ADSs are listed on the NYSE. The trading volume for securities issued by companies incorporated in emerging markets, such as Mexican companies, tends to be lower than the trading volume of securities issued by companies incorporated in more developed countries. These market characteristics may limit the ability of a holder of the ADSs or common shares to sell its ADSs or common shares and may also adversely affect the market price of the common shares.
Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations, which may adversely affect the price of our ADSs.
Our common shares are quoted in pesos on the BMV, and our ADSs will be quoted in U.S. dollars on the NYSE. Movements in the peso/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs on the NYSE or the peso price on the BMV. If the peso exchange rate falls relative to the U.S. dollar, the value of the ADSs could be adversely affected.
Holders of ADSs have fewer rights than our shareholders and must act through the depositary to exercise those rights.
Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying common shares in accordance with the provisions of the Deposit Agreement. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to vote at shareholders’ meetings, because the common shares underlying the ADSs will be registered in the name of the Depositary. While a holder of ADSs is entitled to instruct the Depositary as to how to vote the common shares represented by ADSs in accordance with the procedures provided for in the Deposit Agreement, a holder of ADSs will not be able to vote its common shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our common shares underlying the ADSs if a holder of ADSs does not instruct the Depositary with respect to voting. If you wish to directly vote the common shares represented by your ADSs, you will be required to deliver your ADSs to the Depositary for cancellation and withdraw the underlying common shares. Under Mexican law, a shareholder is required to be registered in our shareholders’ registry, or maintain your common shares deposited at Indeval through a financial institution participant at Indeval, before a shareholders’ meeting, to vote at that meeting. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting unless you withdraw your common shares from the ADS program and otherwise meet the requirements of Mexican law to call that meeting. We expect that the Depositary will charge you a fee for both withdrawing and depositing common shares.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than common shares.
Because holders of ADSs do not hold their common shares directly, they are subject to the following additional risks, among others:
•as an ADS holder, we will not treat you as one of our direct shareholders and you may not be able to exercise shareholder rights;
•distributions on the common shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, withholding taxes, if any, that must be paid will be deducted and the depositary will be required to convert the pesos received into U.S. dollars. Additionally, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the pesos received into U.S. dollars, or while it holds the pesos, you may lose some or all of the U.S. dollar value of the distribution;
•we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice the holders of ADSs or that could affect the ability of the holders of ADSs to transfer ADSs; and
•the depositary may take other actions inconsistent with the best interests of the holders of ADSs.
We are a holding company and depend upon dividends and other funds from subsidiaries to service our debt and make distributions to our shareholders.
We are a holding company with no significant assets other than the shares of our subsidiaries. As a result, our ability to meet our debt obligations and make distributions to our shareholders depends primarily on the dividends received from our subsidiaries. Under Mexican law, companies (and we) may only pay dividends:
•from earnings included in year-end audited consolidated financial statements that are approved by shareholders at a duly convened meeting (including retained earnings);
•after any existing losses applicable to prior years have been made up or absorbed into shareholders’ equity;
•after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve, until the amount of the reserve equals 20.0% of a company’s paid-in capital stock;
•any other reserves have been created, including a reserve for the repurchase of our own common shares; and
•after shareholders have approved the payment of the relevant dividends at a duly convened meeting.
If we or our subsidiaries fail to comply with these requirements, we may not be able to make distributions to our shareholders or service our debt obligations, which could ultimately have a material adverse effect on us.
The payment and amount of dividends are subject to the determination of our shareholders.
On March 23, 2021, our general ordinary and extraordinary shareholders’ meeting approved a dividend policy applicable for the years 2021 to 2026. This dividend policy consists of the distribution of up to 75% of our distributable profit each year. For purposes of this dividend policy, “distributable profit” means the profit (loss) before taxes each year, adjusted by non-cash items and certain budgeted capital expenses or investments for such purpose, that is, the profit (loss) before income taxes, adjusted by the addition or subtraction, as the case may be, of depreciation, exchange gain (loss) – net, gain (loss) on revaluation of investment property, other non-cash gains (losses), repayment of loans, income taxes paid, and the budgeted expenses for properties for the following year.
Dividends payable for each fiscal year will be recommended by our Board of Directors and approved at our ordinary general shareholders’ meeting. However, the ordinary general shareholders’ meeting may approve a different amount or vote against the payment of dividends in any given fiscal year. As a result, there may be some years in which we distribute no dividends and others in which we distribute a substantial portion of our earnings. In the latter situation, our growth potential may be limited.
For more information, see Item 8. “Financial Information—Dividends and Dividend Policy” and Exhibit 2.1 to this Annual Report.

Distributions to holders of our common shares will be made in pesos.
While we determine our distributions in U.S. dollars, we make distributions to our shareholders in pesos. Distributions on the common shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you on behalf of your ADSs, the depositary will be required to convert the pesos received into U.S. dollars. Any significant fluctuations in the exchange rates between pesos and U.S. dollars could have an adverse impact on the U.S. dollar or other currency equivalent received by our shareholders resulting from the conversion. In addition, the amount paid by us in pesos may not be readily convertible into U.S. dollars or other currencies. Dividends will be paid in pesos according to the exchange rate published by the Mexican Central Bank the day prior to the payment date. For more information, see Item 8. “Financial Information—Dividends and Dividend Policy” and Exhibit 2.1 to this Annual Report.
As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. registrants and non-emerging growth companies.
As a foreign private issuer and emerging growth company, we are subject to different disclosure and other requirements than U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Mexican legal requirements rather than certain of the requirements that are applicable to U.S. registrants.
Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Mexican law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.
Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB.
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we are not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. Based on the market value of our common shares (including in the form of ADSs) held by non-affiliates, we believe that we will cease to be an “emerging growth company” measured as of June 30, 2024, in which case we will no longer be able to take advantage of the reduced reporting burdens available to emerging growth companies.
We cannot predict if investors will find our ADSs less attractive because the information we provide to investors may be different than the information provided by other public companies. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the trading price of our ADSs may be more volatile.
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.
In order to maintain our current status as a foreign private issuer, either:
•more than 50.0% of the voting power of all our outstanding classes of voting securities (on a combined basis) must be either directly or indirectly owned of record by non-residents of the United States; or
•(1) a majority of our executive officers or directors must not be U.S. citizens or residents; (2) more than 50.0% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States.

If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and the NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. issuer may be significantly higher than the costs we will incur as a foreign private issuer.
As a foreign private issuer, we rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our common shares.
NYSE rules require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to follow, and we do follow, home country practice in lieu of the above requirements.
If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, the price and trading volume of our common shares could decline.
The trading market for our common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, or research which sets a tone that affects the public’s perception of our business, the market price of our common shares could decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause the price and trading volume of our common shares to decline.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our common shares or our ADSs.
Certain adverse U.S. federal income tax rules could apply to a U.S. person that holds our common shares or our ADSs if, in any taxable year during which the person holds our common shares or our ADSs, we are considered a passive foreign investment company (a “PFIC”). A non-U.S. corporation will be considered a PFIC for U.S. federal income tax purposes in any taxable year in which a specified percentage of its gross income is “passive income” or a specified percentage of its assets produce or are held for the production of passive income. Although passive income generally includes rents, certain “active rental income” is not considered passive income for purposes of determining whether a company is a PFIC. In light of the manner in which we operate our business and the composition of our income and assets, we believe that we were not a PFIC for the 2023 taxable year. However, due to certain legal and factual uncertainties, it is possible that we may be considered to be a PFIC for the 2023 taxable year or any subsequent taxable year. In particular, our PFIC status is dependent upon the extent to which our lease revenue from our properties is considered active rental income under applicable rules (the “active rental income exception”). It is uncertain how to interpret certain aspects of the active rental income exception and how to apply it to our particular circumstances. Therefore, there is a risk that the Internal Revenue Service (the “IRS”) will not agree with the classification of certain of our income and assets as active. Furthermore, we will not take U.S. tax considerations into account for purposes of conducting our business and, therefore, we may become a PFIC if we change how we operate our business in the future in a manner that affects the application of the active rental income exception to us. In addition, PFIC status is dependent upon the composition of our income and assets and the value of our assets from time to time, and may depend, in part, on how quickly we deploy the cash proceeds from any past or future equity or debt issuances or borrowings to acquire properties, and possibly on the value of our goodwill (which may be determined in part by reference to our market capitalization from time to time). For these reasons, we can give no assurance that we are not, or will not be, a PFIC for any taxable year. Further, our PFIC status for any taxable year is not determinable until after the end of that taxable year.
See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for more information. A U.S. person holding common shares or ADSs in any taxable year in which we were or are a PFIC will generally be subject to adverse tax treatment. Accordingly, U.S. persons should consult their tax advisers with respect to whether we may be treated as a PFIC and the tax consequences if we are so treated.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement. If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would analyze whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of increasing costs to bring a claim, limiting access to information for the claimant, preventing the claimant from bringing the claim in a judicial forum that it finds favorable, and generally limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.
No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
Item 4.     Information on the Company
A.    History and development of the company.
Our legal and commercial name is Corporación Inmobiliaria Vesta, S.A.B. de C.V. We are incorporated as a capital publicly-traded stock corporation (sociedad anónima bursátil de capital variable), and our corporate existence is indefinite. The address of our registered office and principal place of business is Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las Lomas, Cuajimalpa, C.P. 05120, Mexico City, United Mexican States. The telephone number at this address is +52 5950-0070.
We were organized and commenced operations on July 18, 1996 as a Mexican limited liability variable capital company (sociedad de responsabilidad limitada de capital variable). In 2001, we acquired and merged into QVC III, a limited liability variable capital company (sociedad de responsabilidad limitada de capital variable) organized in 1996. After the merger, our controlling shareholders controlled QVC III, as the surviving company, and we changed our name to Corporación Inmobiliaria Vesta, S. de R.L. de C.V. On April 29, 2011, we agreed to merge with CIV Real Estate S. de R.L. de C.V., a limited liability variable capital company (sociedad de responsabilidad limitada de capital variable), and the merger became effective on May 11, 2011. On May 31, 2011, our shareholders approved our transformation into a variable capital stock corporation (sociedad anónima de capital variable), which became effective on July 4, 2011. At our ordinary and extraordinary shareholders’ meeting held on September 23, 2011, which was continued on October 26, 2011, our shareholders approved our adoption of the legal regime applicable to a variable capital publicly-traded stock public corporation (sociedad anónima bursátil de capital variable), the amendment of our bylaws to comply with the Mexican Securities Market Law and to add provisions customary for other Mexican public companies, and the change of our name to Corporación Inmobiliaria Vesta, S.A.B. de C.V. At our ordinary and extraordinary shareholders’ meeting held on July 16, 2021, our bylaws were amended to comply with certain requirements of Mexican law and at our extraordinary shareholders’ meeting held on March 30, 2023, our bylaws were further amended to specifically provide for the issuance and placement of ADSs by the Company.
Our bylaws, as currently in effect, are on file with the CNBV and the BMV, and are available for inspection on the BMV’s website at https://https://www.bmv.com.mx/es/emisoras/informcioncorporativa/VESTA-7793-CGEN_CAPITpdf and our website at www.vesta.com.mx. Information contained on, or accessible through, the website of the BMV and our website is not incorporated by reference in, and shall not be considered part, of this Annual Report.

Initial Public Offering and Follow-on Offering
On July 5, 2023, we completed our $445.6 million U.S. initial public offering of 14,375,000 ADSs, representing 143,750,000 of our common shares (including 18,750,000 common shares pursuant to the full exercise of the underwriters’ option to purchase additional shares). On December 13, 2023, we completed a $148.8 million U.S. follow-on offering of 4,250,000 ADSs, representing 42,500,000 of our common shares. The ADSs, each representing ten common shares, have been listed on the NYSE since June 30, 2023 under the symbol “VTMX.”
The SEC maintains an internet site that contains reports and information regarding issuers, such as ourselves, that we file electronically, with the SEC at www.sec.gov. Our website addresses are www.ir.vesta.com.mx. The information contained on, or that can be accessed through, our websites is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website addresses as inactive textual references only.
For a description of our principal expenditures and divestitures for the years ended December 31, 2023 and 2022, see Item 5. “Operating and Financial Review and Prospects.”
Capital Expenditures
Please refer to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for description of our capital expenditures.
B.    Business overview.
We are a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico. We have significant development experience and capabilities, focused on a single real estate segment comprised of industrial parks and industrial buildings in Mexico. With an experienced management team, we strive to achieve excellence in the development of industrial real estate, to generate efficient and sustainable investments. We offer our world-class clients strategic locations across 16 Mexican states located in the most developed industrial areas, with a growing portfolio of our developments built according to eco-efficient standards. As of December 31, 2023, our portfolio was comprised of 214 buildings with a total GLA of 37.4 million square feet (3.5 million square meters), and a stabilized occupancy rate of 96.7%. Our GLA has grown 67.2x since we began operations in 1998, representing a CAGR of 18.3%. Our facilities are located in strategic areas for light-manufacturing and logistics in the Northwest, Northeast, Bajío-North, Bajío-South and Central regions of Mexico. The quality and geographic location of our properties are key to optimizing our clients’ operations, and constitute a crucial link in the regional supply chain.
Since our inception in 1998, we have grown from a private to a public company and evolved from a high-growth industrial real estate developer into an industrial real estate asset manager with strong development capabilities, with a high-quality portfolio and an extensive development pipeline. As we continue to evolve, we seek to become a world-class fully integrated industrial real estate company, striving to adhere to the highest standards available worldwide.
We believe that over the last five years, we have created value for our shareholders by implementing our “Vision 2020” strategic plan for 2014 to 2019, and since 2019, our “Level 3 Strategy”. We are aiming to maximize growth in Vesta FFO by implementing this strategy, which establishes our expansion and growth strategy for 2019 to 2024, based on five strategic pillars: (i) manage, maintain and broaden our current portfolio, (ii) invest in and/or divest properties for ongoing value creation, (iii) strengthen our balance sheet and expand funding sources and maturities, (iv) strengthen our organization to successfully execute our strategy, and (v) become a category leader in ESG, embedding our sustainability practices throughout our business model. For more information, see “—Our Level 3 Strategy.”
Our profit for each of the years ended December 31, 2023, 2022 and 2021 was US$$316.6 million, US$243.6 million and US$173.9 million respectively. Our profit for the year has increased 7.8x since 2012, growing at a CAGR of 20.5% from 2012 to 2023 and 30.0% from 2022 to 2023. Our basic earnings per share have increased 3.0x since 2012 growing at a CAGR of 10.5% from 2012 to 2023 and 17.2% from 2022 to 2023. Vesta FFO per share has increased 2.9x since 2012 growing at a CAGR of 10.2% from 2012 to 2023 and 9.3% from 2022 to 2023. Our total GLA has grown 3.1x since 2012 growing at a CAGR of 10.8% from 2012 to 2023 and 10.8% from 2022 to 2023. In addition, Adjusted NOI has grown at a CAGR of 13.8% from 2012 to 2023 and 19.2% from 2022 to 2023. For a reconciliation of Vesta FFO and Adjusted NOI to the nearest IFRS measure, see Item 5A. “Operating and Financial Review and Prospects—Operating Results—Non-IFRS Financial Measures and Other Measures and Reconciliations.”
Our properties provide innovative and customer-tailored real estate solutions to respond to our clients’ specific needs, as well as to adapt to industry trends that we identify in our markets. We selectively develop light-manufacturing and distribution centers through BTS Buildings, which are tailored to address the specific needs of clients or a particular industry. Our properties allow for modular reconfiguration to address specific client needs, ensuring that a facility can be continuously transformed. Working closely with our clients on the design of these bespoke properties, also allows us to stay abreast of and anticipate industry trends. In addition to tailor-made solutions in proven industrial areas, we also develop Inventory Buildings, which are built without a lease signed with a specific customer and are designed in accordance with standard industry specifications. Inventory Buildings provide sufficient space for clients that do not have the time or interest to build BTS Buildings. We adjust our building mix to cater to real estate demands of current and prospective clients by monitoring our clients’ and their sectors’ needs.
We believe that we are one of the only fully vertically-integrated and internally managed Mexican industrial real estate companies that owns, manages, develops and leases industrial properties, on a large scale, in Mexico, which we believe differentiates us from our competitors. Our business is focused on developing our industrial properties, seeking to incorporate global quality standards to develop high-specification assets that are comparable with properties in other jurisdictions, with internal processes that minimize delivery times and costs. We focus on the development and management of our properties by outsourcing all construction, design, engineering and project management services and related works to third parties that are both experienced as well as known to us. By using high-quality contractors and service providers with long track-records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001-2008, a certification we obtained in 2011 and renewed in 2015. We also obtained the ISO 9001-2015 Standard certification that focuses on risk mitigation.
For a more complete description of our real estate portfolio, see “—Our Portfolio.”
Our Competitive Strengths
We believe the following are our competitive strengths:
Vertically-Integrated and Internally Managed Industrial Real Estate Developer with a High-Quality Modern Portfolio of Scale
Our portfolio consists of what we believe to be one of the largest and modern industrial group of assets in Mexico, with 187 clients occupying 214 Class A Buildings, across industrial corridors and principal industrial sites of the country, with a total owned GLA of 37.4 million square feet and an average building life of 10.0 years, as of December 31, 2023. We manage our owned GLA and do not manage any GLA of third parties. Our portfolio of stabilized industrial properties has an average stabilized occupancy rate of 96.7%. Our profit for the year has increased 7.8x since 2012, growing at a CAGR of 20.5% from 2012 to 2023 and 30.0% from 2022 to 2023. Vesta FFO grew 9.3% from 2022 to 2023.
Our portfolio is strategically located and diversified throughout Mexico’s key trade, logistics corridors with the U.S., manufacturing centers and urban areas, in a manner designed to maximize client demand. We also have a strategic land bank, with 708.9 acres of Land Reserves with the potential to develop over 13.9 million square feet of incremental GLA, as of December 31, 2023.

Portfolio Snapshot
(As of December 31, 2023)

GLA[(1)]	40.4 mm sf
Buildings	214
Tenants[(2)]	187
Occupancy[(3)]	93.4%
US$ Denominated Income	87.0%
Building Life Weighted Average	10.0 Years
Weighted Average Remaining Lease Term	4.8 Years
Land Bank	708.9 Acres

Northwest 18%
- GLA: 6.6 mm sf
- Under Construction: n.a
- Land bank: n.a.
- Buildings: 59

Northeast 15%
- GLA: 5.5 mm sf
- Under Construction: 0.7 mm sf
- Land bank: 101 ac
- Buildings: 26

Central 19%
- GLA: 7.2 mm sf
- Under Construction: 1.2 mm sf
- Land bank: 2 ac
- Buildings: 37

Bajio North 19%
- GLA: 5.0 mm sf
- Under Construction: 0.5 mm sf
- Land bank: 326 ac
- Buildings: 29

Bajio South 29%
- GLA: 10.7 mm sf
- Under Construction: 0.6 mm sf
- Land bank: 280 ac
- Buildings: 63

Tijuana
Cd. Juarez
Monterrey
Aguascalientes
San Luis Potosi
Queretaro
Mexico City
Guadalajara
Guanajuato
Toluca
Puebla

Northwest	Northeast	Bajio North	Bajio South	Central
Tijuana	Juarez Monterrey	San Luis Potosi Guadalajara Aguascalientes	Queretaro Guanajuato	Mexico City Toluca Puebla

GLA · Under Construction · Land bank · Buildings · % of Total GLA

Source: Vesta. Note: mm sf = millions of square feet. Notes: (1) GLA includes 3.1 mm sf of projects under construction as of December 31, 2023. (2) Some tenants lease more than one property. (3) Stabilized Occupancy.

We develop, own and manage two types of industrial real estate products: (i) Inventory Buildings and (ii) BTS Buildings. We believe that our client base is well diversified among logistics and light-manufacturing clients, and covers a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage, e-commerce and packaging.
Source: Vesta. Notes (1) Calculated over total occupied GLA.

We have built what we believe to be a scaled, high quality and modern industrial portfolio. Also, as of December 31, 2023, we own a land bank of properties located in strategic regions. Additionally, as of such date,86.7% of our rental income is denominated in U.S. dollars as we serve global clients in the manufacturing and logistics sectors.

Well Positioned to Take Advantage of Favorable Market Fundamentals and Industry Tailwinds
Nearshoring
Global events have led companies to rethink their supply chains and explore ways to expand or relocate production facilities to closer regions. Nearshoring trends have recently accelerated due to global and geopolitical drivers such as:
•geopolitical tensions between the U.S. and China leading to relocation of Asia-based operations to North America;
•pandemic-disrupted supply chains, including shortages of raw materials and manufacturing components;
•a challenging labor and logistics environment in the U.S.; and
•the Russia-Ukraine conflict and conflicts in the Middle East.
Moving manufacturing closer to end-users provides supply chain security for many sectors and companies, as it reduces long shipping routes while minimizing sensitivities to global disruptions. Supply times from Mexico to the U.S. and Canada can significantly improve delivery schedules, allowing goods to reach final consumers faster.
Mexico is well positioned to benefit from nearshoring given its geographic proximity to the U.S. and Canada, as well as the USMCA trade agreement, its manufacturing base, qualified labor force and competitive wages. According to a recent report by the Inter-American Development Bank, Mexico is likely to be the country to receive the most investment in Latin America, with an estimate of US$35.0 billion, driven by nearshoring dynamics.
Mexico has become an essential part of North America’s trade and manufacturing platform with nearly 90.0% of Mexico’s exports deriving from manufacturing according to Bloomberg, and has continued to experience a steady influx of foreign direct investment, averaging US$8.7 billion of new investments per quarter since 2015, according to the Dallas Federal Reserve. The United States continues to be the world’s largest importer of goods, with more than US$3.3 trillion of import value per year during 2022, according to Statista. We believe that Mexico is well-positioned to capture more export market share from other economies into the U.S., especially companies aiming to relocate manufacturing from Asia and China.

Research Survey
"Where would American Companies Relocate from China?
Source: Ventureoutsource and New York Times.
The relocation of global supply chains into North America is already benefiting Mexico’s industrial real estate market, as evidenced by an acceleration of nearshoring gross absorption since 2019. With Mexico’s industrial real estate market being the largest in Latin America according to CBRE, and due to its strategic location in the North America cluster, we expect this nearshoring trend to continue, with a favorable impact over the real estate industry.

Nearshoring Driving Strong Gross Absorption in Mexico's
Main Industrial Markets
(millions of square feet)
60
40
20
0
30%
20%
10%
0%
12
13
14
15
16
17
18
19
20
21
22
Gross Absorption
Nearshoring Gross Absorption

Source: CBRE.

Net and Gross Absorption(1)
(Class A, in millions of square feet)

70
60
50
40
30
20
10
0
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023E
Net Absorption
Gross Absorption

Source: CBRE. Note: (1) Net and Gross absorption in Mexico's 13 Main Industrial Markets.
e-Commerce
Our logistics focused properties are state-of-the art and well positioned to capture key e-commerce functions. According to Statista, the size of the e-commerce market in Mexico is expected to reach US$42.2 billion by the end of 2023, with an expected growth in e-commerce sales revenue of 85% between 2021–2025, creating new opportunities in logistics, warehousing and delivery services. Retailers are increasingly shifting to shipping parcels versus pallets, maintaining high inventory levels, expanding product portfolio and investing in reverse logistics to handle returns. E-commerce sales reached 11% of all Mexican retail sales in 2023 according to Statista, which could be considered a low penetration when compared to other economies such as the United States (16%) and China (44%). We believe industrial GLA demand from e-commerce will grow over the next few years, with the largest metro areas (Mexico City, Guadalajara and Monterrey) benefitting the most.

Source: LENS analysis with information from AMVO, AMAI, and INGEI. Note: (1) Assumes 1.2 million square feet demanded per each US$1 billion of e-commerce sales.	Source: Mexican Association of Online Sales.
Fully integrated and robust development platform allows Vesta to accelerate earnings and portfolio growth via owned land bank
We are a fully-integrated real estate company, actively engaging throughout the development process, from the search and acquisition of land, obtaining any necessary licenses, and conceptual design and development of our properties. We believe that our 25+ years of proven track record as a fully integrated and robust development platform, together with our disciplined approach towards design and construction and rigorous cost controls translate into robust value creation, increase in demand for our properties and increase in earnings metrics.
Historically, we analyze the NOI of our entire portfolio of properties (including stabilized properties, construction in progress and vacant properties) in relation to their appraised value and believe that we generate strong value creation for our shareholders.
Our strategic Land Reserves are well diversified across Mexico’s most dynamic industrial markets, and located within the same regions where we currently have our industrial properties, which are locations that we consider to be well-positioned to benefit from nearshoring and logistics trends in the near future, such as Monterrey, San Luis Potosí, Querétaro, San Miguel de Allende, Guanajuato and Puebla.
Our fully integrated and robust development platform has allowed us to grow our basic earnings per share at a CAGR of 10.5% since 2012. Our total stockholder’s equity has increased 4.8x since 2012 growing at a CAGR of 15.3% from 2012 to 2023 and 51.7% from 2022 to 2023. In 2023 alone, we increased our Adjusted NOI by US$32.4 million compared to December 31, 2022, which represents an Adjusted NOI growth of 19.2%.
High quality and diversified tenant base of predominantly U.S. and global clients paying U.S. dollar-denominated leases
We have a well-diversified tenant base and portfolio of leading Mexican companies and multinational, world-class, tenants under long-term contracts, including Nestlé, Foxconn, Safran, TPI, Nissan, Mercado Libre, Bombardier, Continental , Coppel, Gates, among others. Our client portfolio is well-balanced between light-manufacturing (60.2% of GLA) and logistics (39.8% of GLA) and we maintain exposure to key light-manufacturing and productive industries in Mexico such as automotive, aerospace, food & beverage, energy, among others.
As of December 31, 2023, we had 187 tenants and 86.7% of our rental income in U.S. dollars with weighted average remaining lease term of 4.9 years. No tenant occupies more than 5% of our total GLA, with the top 10 tenants maintaining an average remaining lease term of 6 years. Our long-dated lease terms are key to securing stable cash flows and allow us to foster long-term partnerships with our tenants. The charts below indicate the breakdown of our top 10 tenants by GLA and our long-term lease maturity profile as of December 31, 2023:

Top Tenants by GLA Leased
(% of GLA, as of September 3, 2023)
Lease Remaining Years

7	6	4	1	8	13	7	8	8	8

Nestle	Foxconn	Safran	TPI	Nissan	Mercado Libre	Bombardier	Continental	Coppel	Gates

Seasoned management team focused on shareholder return and best-in-class corporate governance
We believe we are one of the only publicly listed pure-play industrial platforms, with a fully internalized management in Mexico. Our internal flat management structure and the equity participation of our management team aligns internal incentives with the interests of our stakeholders, resulting in long-term value creation. Our executive chairman and other executive officers’ position in our equity, which represents approximately 3.4% of our outstanding capital stock as of December 31, 2023, represents a significant stake hold, while at the same time allows for significant liquidity of our shares (not in the possession of a control group).
Our management is comprised of a team with significant expertise in the Mexican industrial real estate market and a long tenure in the Company with an average of 11.8 years of experience with the Company. We have a highly professional and experienced team across all key areas of industrial real estate development and operations, including land selection, land and property acquisitions, design and engineering, development, government licensing and government relations, project management, marketing, sales and negotiation of contracts. This team possesses significant know-how in investing and operating industrial real estate companies and has a multidisciplinary track record of successfully deploying capital investments through development and acquisition of land for both single properties and portfolios.
Our Board of Directors currently consists of 10 members and their alternates, eight of whom are independent directors, well above the requirements of Mexican law, which supports our goal of improved governance and transparency to implement best practices. All board members are selected through a process that evaluates their expertise, experience and moral integrity. The experience gained from our partnership with institutional investors has also been a competitive advantage, attracting capital to create value.
Longstanding commitment to environmental, social and governance best practices
Our ongoing commitment to implement best practices and create sustainable spaces within our own and our clients’ operations is an integral component of our long-term strategy for success. We contribute to our clients’ and suppliers’ competitiveness and society’s well-being, while seeking to minimize our environmental impact and related climate change risks. Operationally, we continue to improve relevant KPIs such as LEED Certification, having closed 2023 with seven new LEED certified buildings.
Our 2025 ESG goals include:

•Governance and integrity: (i) 100.0% of investment decisions under responsible investment guidelines, including the UN PRI, (ii) establish ESG commitments with 35% of our total supply chain, and (iii) additional women as permanent members of our Board of Directors, consistent with global trends;
•Social: (i) achieve strategic alliances for our ESG projects (for example, with local communities and other private organizations), consisting of increasing the total impact of the initiatives, both in terms of people and size of projects, (ii) firm-wide continuous training in ESG practices, and (iii) reduce salary gender gap, primarily at the management level; and
•Environment: (i) reduce carbon footprint and water consumption in areas of real estate development managed or to be managed by Vesta, (ii) increase waste recycled by Vesta, (iii) identify all physical and transitional risks of our portfolio and operations to determine mitigation and prevention actions, and (iv) increase the percentage of our GLA to have green certifications, such as LEED, BOMA and EDGE.
We are committed to continue our efforts to promote ESG practices. Our goal is to manage our properties in shared responsibility with our stakeholders, tenants and suppliers. We have created ESG-linked indicators to measure our progress on various fronts, including implementation of green clauses, and evaluation of environmental and social impacts of operations. Vesta is one of the few real-estate companies in Latin America to issue a sustainability-linked bond.
Vesta strengthened the social and environmental pillars of its strategy during 2023, including by (1) preparing the Company’s first Human Rights Risk Assessment (2) implementing a Level One and Level Two Diagnosis for Vesta’s parks and offices as is required for ISO 14001:2015 Certification; (3) beginning the implementation of sustainable taxonomy (Mexican and EU); (4) completing a biodiversity assessment based on TNFD Standards; (5) considering alignment with IFRS ESG Standards (S1 & S2); (6) finalizing a climate change strategy (Physical and Transitional Analysis) emissions inventory; and (7) and rebuilding the Company’s social investment strategy.
As a result of our commitment to ESG, Vesta was also included within the S&P/BMV Total ESG Mexico Index in 2023, for the fourth consecutive year, and was included within the S&P Global Sustainability Yearbook for the second consecutive year. Further, Vesta remains on track to achieve its targets related to the sustainability-linked bond issued at the beginning of 2021, having ended 2023 with seven new LEED certified buildings. Finally, Vesta was recognized as an Edge Champion for square footage certified with Edge Certification in 2023.
For more information, see “Environmental, Social and Governance Matters.”
Our strategy
Our primary business objective is to continue to grow our business as a sustainably operated, world-class, fully-integrated, industrial real estate company. Based on our Level 3 Strategy, we will continue to implement the following strategies which we believe will enhance our business and strengthen our competitive advantages.
Manage, maintain and improve current portfolio
We strive to remain a benchmark in Mexico’s real-estate industry through efficient and effective management, and maintenance and improvement of our current portfolio. We believe that our real-estate solutions are developed with the highest standards of quality, market know-how and client needs, and eco-efficiency, thus supporting our clients’ sustainable development and requirements, and generating economic value. We are committed to offering our clients an efficient, top-quality, service, supported by a dedicated and specialized team that provides personalized attention. We strive for continuous improvement through a quality management system based on ISO-9001:2015 and which is grounded in our quality framework.
Invest and divest for continuous value creation
To continue strengthening our portfolio, we seek to identify clusters, industries or companies that may require the construction of an industrial park or facility tailored to their needs. The following chart describes our portfolio growth and its estimated value creation.

Pipeline

Region	Vesta Park	Number of buildings	GLA mm SF	Capex US$ mm

Northeast	Apodaca (Monterrey)	4	1.6	75

	Juarez Oriente	3	0.8	44

Bajio North	Guadalajara Phase 2	1	0.7	12

	San Luis Potosi	4	0.8	35

	Aguascalientes	1	0.2	10

Bajio South	Queretaro	5	1.5	54

	San Miguel de Allende	4	0.5	23

	Puerto Interior (Silao)	1	0.2	9

Central	Mexico City Parks	5	2.0	164

Future projects		14	3.6	285

Total Growth program		42	11.8	711⁽¹⁾

Value Creation Ratio	1.4X

Incremeantal stablilzed NOI: US$83 mm
Source: Vesta. Note: (1) Does not include US$102 mm of Capex from current projects, also considers land acquisition Capex for projects currently under construction in past periods. (2) Includes already deployed Capex.
Our parks are composed of state-of-the-art buildings designed for advanced light-manufacturing and/or logistics, which are strategically located within Mexico, providing access to ports, airports and highways. These full-service facilities are designed with core sustainability features, such as energy conservation, clean energy generation and recycling. Initiated under our Level 3 Strategy, asset recycling has become an additional driver of value within our operations, by selling certain properties, capturing upside, and developing new state-of-the-art facilities according to our client’s needs. This strategy expands our sources of funding, lowers financing costs and optimizes our capital structure, as we leverage our existing development capabilities to recycle capital at attractive returns.
Continue to strengthen our balance sheet and expand our funding sources with prudent capital allocation poised for risk-adjusted growth
We will continue our efforts to optimize our capital structure, building upon our long-term debt with the goal of maintaining a stacked maturity profile with maturities greater than five years, and a sound liquidity position. As part of our Level 3 Strategy, we will continue strengthening our balance sheet to maintain and expand our various sources of funding, including through the incurrence of term loans and revolving facilities as well as bilateral secured lines of credit, in addition to issuances of international bonds and equity securities. Our general policy is to acquire land for the purpose of developing properties to generate income, but we may, from time to time, evaluate opportunities to sell assets for capital gain.
We have a thorough and disciplined approach to capital allocation. Our LTV stands at 24.1% as of December 31, 2023, which is well within our maximum LTV of 40.0%.
Our staggered and long tenor debt maturity schedule has 4.8 years maturity with a weighted average interest rate of 4.5%. As of December 31, 2023, our share of Net Debt to Total Assets was 10.9% and our Net Debt to Adjusted EBITDA ratio was 2.4x. For more information, see Item 5A. “Operating and Financial Review and Prospects—Operating Results—Non-IFRS Financial Measures and Other Measures and Reconciliations—Ratio Data.”

Debt Maturity Profile
(US$ mm, as December 31, 2023)

15
350
27
150
118
60
65
45
45
70
'23
'24
'25
'26
'27
'28
'29
'30
'31

Debt Portfolio Characteristics (As of December 31, 2023)

Loan To Value	24.2%
Maximum Loan to Value	Lower than 40%
Net Debt to Total Assets	10.9%
Net Debt to Adjusted EBITDA	2.4x
Strengthen our organization to successfully execute our strategy
We aim to continuously strengthen our organization and improve our work culture. We are proud of our team and we value the diversity of our workforce, which we believe grows stronger every day. We have developed a core team that leverages on its experience to train our teams and provide for succession. Furthermore, we aim to build a place to work that is attractive to talented young professionals, we recognize the central role our employees play in our business and try to enrich our collective talent through committed, innovative people, offering them attractive working conditions.
2023–2025 Accelerated Growth Plan
To take advantage of the positive outlook of the industrial real estate market and the expected growth driven by nearshoring and e-commerce in the upcoming years, we have developed an accelerated growth plan from 2023 to 2025. We aim to develop 10.9 million square feet of GLA in the next 3 years, to reach a total GLA of 48.5 million square feet by 2025. We expect that the majority of this GLA will be developed using our current Land Reserves and will require an estimated total investment of US$1.0 billion, of which approximately US$738.7 million is planned to be invested in 2023 and 2024.

Our accelerated growth plan is focused on the same five regions where we currently operate with 3.5 million square feet in the Northeast region (32.1% of total growth plan), 2.3 million square feet in the Central region (21.2% of total growth plan), 2.1 million square feet in the Bajío-North region (19.4% of total growth plan), 0.8 million square feet in the Northwest region (7.4% of total growth plan), and 2.2 million square feet in the Bajío-South region (19.9% of total growth plan). The following chart includes a summary of the GLA of our current portfolio of industrial properties, our projects under construction and our growth plan by region:

Vesta's Growth Share by Region

Northwest
7.4%
+1.1 mm sf
Northeast
32.1%
+3.6 mm sf
Bajio North
19.4%
+2.2 mm sf
Central
21.2%
+2.2 mm sf
Bajio South
19.9%
+2.2 mm sf

+11.3 mm sf GLA by 2025

Vesta Accelerated Growth Plan (2023-2025) (mm sf of GLA)

Current Portfolio	(+) Under Construction	(+) Growth plan(1)	2025

Current Portfolio	(+) Under Construction	(+) Growth plan(1)	2025

Bajio South

Northeast

Bajio North

Central

Northwest
Source: Vesta. Note: (1) Does not include US$102 mm of Capex from current projects, also considers land acquisition Capex for projects currently under construction in past periods. (2) 2023 Capex includes US$102mm of Capex from current projects.

Additionally, with our growth plan, we also plan to increase our development pipeline by growing our capital expenditures by approximately US$300 million in the next three years, including US$263.1 million spent during the twelve months ended December 31, 2023. The following chart includes a summary of our projected capital expenditures in the next three years:

Source: Vesta.
We believe our accelerated growth plan will be key to ensure Vesta is well positioned to take advantage of the favorable market fundamentals and capture growth driven by nearshoring and e-commerce in the upcoming years, and ultimately create value to our shareholders.
C.    Organizational Structure.
The following chart shows our simplified corporate structure, reflecting our main subsidiaries, as of the date of this Annual Report:

The remaining 0.01% of QVC is owned by QVC II, and the remaining 0.01% of all other subsidiaries is owned by QVC.
As of the date of this Annual Report, our significant subsidiaries are QVC, QVC II and VBC, all of which were incorporated in Mexico and are majority-owned directly by the Company.
Our Level 3 Strategy
Since our inception in 1998, we have grown from a private to a public company and evolved from a high-growth industrial real estate developer into an industrial real estate asset manager with strong development capabilities, with a high-quality portfolio and a solid development pipeline, including through the implementation of certain key strategic objectives. As we continue to evolve, we seek to become a sustainable and resilient, fully integrated real estate company with a robust development platform. We believe that we grew our business and created value for our shareholders from 2014 to 2019 through the implementation of our Vision 2020 strategic plan. Beginning in 2019, we have been implementing our expansion and growth strategy for 2019 to 2024 in accordance with our “Level 3 Strategy,” which is based on five strategic pillars:
•First, we aim to manage, maintain, and improve our current portfolio quality in terms of age, tenants, sustainability and industry diversification through refurbishments and new developments, acquisitions and selected dispositions. We plan to focus on our leasing and commercial efforts to maintain healthy contract profile terms, while increasing net effective rents and maintaining a tenant base with high creditworthiness.
•Second, we seek to invest and/or divest for continued value creation, incorporating prudent investment guidelines in our investment decisions and asset sales. We plan to (i) grow our foothold in companies engaged or that participate in e-commerce and in the main metropolitan areas, (ii) continue to invest at an appropriate pace in our core markets in which we believe we hold strong positions, with an emphasis in Northern Mexico; and (iii) continuously monitor market conditions and business fundamentals to optimize investments and asset sales.
•Third, we plan to continue strengthening our balance sheet and expanding our funding sources by recycling capital and raising equity and debt. We aim to extend our maturities and increase our investment capacity to capitalize on attractive opportunities. Capital recycling will continue through our selective asset dispositions, joint ventures and other alternative funding sources, if needed.
•Fourth, we seek to strengthen our organization to execute our business strategy successfully. We intend to continue reinforcing our asset management and commercial teams and resources, building a highly qualified bench for top and middle management succession over time, implementing a new information technology platform to develop further our innovation capabilities and enhancing our incentive alignment between management and stakeholders.
•Fifth, as part of our recognition of the importance of ethical and sustainable standards, we strive to become a leader in ESG practices, embedding sustainable and resilient practices in our business model. We will continue working to reduce significantly our impact on the environment, increase the efficiency of our buildings and promote reductions in the carbon footprint of our tenant base. We will also continue strengthening our corporate governance, including our ESG committees and working groups, and expand our social programs to enhance the social dimension of our infrastructure, human resources policies and other third-party relationships.
D.    Property, Plant and Equipment.
As of December 31, 2023, our portfolio was comprised of 214 properties with a total GLA of 37.4 million square feet (3.5 million square meters), of which 93.4% was leased. Our properties generated total rental income of US$214.5 million, US$178.0 million and US$160.8 for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had 187 tenants, with no single tenant accounting for more than 5% of our total GLA, which were bound to leases with an average term of 4.9 years.

The following table presents a summary of our real estate portfolio as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022	2021
Number of real estate properties	214	202	189
GLA (sq. feet)(1)	37,354,498	33,714,370	31,081,746
Leased area (sq. feet)(2)	3,470,347	32,054,026	29,257,404
Number of tenants	187	183	175
Average rent per square foot (US$ per year)(3)	5.4	5.0	4.5
Weighted average remaining lease term (years)	4.9	4.9	4.3
Collected rental revenues per square foot (US$ per year)(4)	5.4	4.7	4.7
Stabilized Occupancy rate (% of GLA)(5)	96.7	97.3	94.3
_______________
(1)Refers to the total GLA across all of our real estate properties.
(2)Refers to the GLA that was actually leased to tenants as of the dates indicated.
(3)Calculated as the annual base rent as of the end of the relevant period divided by the GLA. For rents denominated in pesos, annual rent is converted to US$ at the average exchange rate for each quarter.
(4)Calculated as the annual income collected from rental revenues during the relevant period divided by the square feet leased. For income collected denominated in pesos, income collected is converted to US$ at the average exchange rate for each quarter.
(5)We calculate stabilized occupancy rate as leased area divided by total GLA. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first.
All of our ownership rights with respect to our properties are in fee simple form, except for the plots of land where the Querétaro Aerospace Park and Douki Seisan Park were constructed. For more information, see “—Our Parks-to-Suit Projects—Querétaro Aerospace Park” and “—Douki Seisan Park.” None of our projects are subject to encumbrances different from customary rights of way granted to utility suppliers and those securing Senior Notes; for more information see note 10 to our audited consolidated financial statements.
Construction Projects
We continuously explore new development projects and acquisitions of industrial real estate portfolios, including individual buildings, Land Reserves in strategic locations and sale and lease-back transactions that meet our development and acquisition criteria. For the year ended December 31, 2023, we are developing eleven buildings and one expansion with a GLA of 3,101,652 square feet (288,153 square meters). Most of these are Inventory Buildings, although we have three BTS Buildings.

The table below summarizes our real estate projects under construction at our existing Land Reserves as of December 31, 2023.

			Total Expected Investment			Investment Date
			(Thousand US$)(1)			(Thousand US$)				Expected Completion Date
	Project	Project GLA	Land + Infrastructure	Shell(2)	Total	Land + Infrastructure	Shell(2)	Total	Leased		Type	Cap Rate
		(in square feet)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(%)
North Region
Ciudad Juárez	Juárez Oriente 3	279,022	$6,870	$16,660	23,530	$6,526	$9,663	16,189	100.0%	Jul-24	Inventory	10.0%
Ciudad Juárez	Juárez Oriente 4	226,257	$5,406	$12,129	17,535	$5,136	$6,525	11,661	—%	Jul-24	Inventory	10.2%
Ciudad Juárez	Juárez Oriente 5	210,800	$5,298	$11,353	16,651	$5,033	$8,356	13,389	100.0%	Jun-24	BTS	10.0%
		716,079	17,574	40,142	57,716	16,695	24,544	41,239	68.4%			10.1%
Bajío Region
Aguascalientes	Aguascalientes 3	200,318	$1,746	$10,365	12,110	$1,746	$6,322	8,068	31.0%	Jul-24	Inventory	10.99%
SLP	San Luis Potosí 4	262,532	$2,588	$13,210	15,799	$2,588	$7,979	10,567	—%	Jul-24	Inventory	10.19%
SLP	Tres Naciones 10	131,571	$1,140	$7,183	8,323	$1,140	$3,311	4,451	—%	May-24	Inventory	9.69%
SMA	Thyssen Exp	77,717	$1,603	$4,065	5,668	$1,603	$1,902	3,505	100.0%	Jun-24	BTS	10.33%
Querétaro	Querétaro 6	214,760	$2,434	$9,892	12,326	$2,434	$5,460	7,894	100.0%	Jan-24	BTS	11.46%
Querétaro	Querétaro 7	268,367	$3,036	$12,881	15,916	$3,036	$6,543	9,579	—%	Sep-24	Inventory	9.27%
		1,155,265	12,547	57,596	70,143	12,547	31,517	44,064	30.7%			10.3%
Central Region
Valle de México	La Villa	213,065	$22,086	$10,012	32,098	$20,981	$4,005	24,986	—%	May-24	Inventory	8.9%
Valle de México	Punta Norte 1	845,957	$50,582	$37,905	88,487	$37,936	$13,267	51,203	—%	Dec-24	Inventory	9.6%
Valle de México	Punta Norte 2	171,286	$10,242	$8,408	18,650	$7,681	$2,943	10,624	—%	Oct-24	Inventory	10.2%
		1,230,308	82,910	56,325	139,235	66,598	20,215	86,813	—%			9.5%
		3,101,652	113,031	154,063	267,094	95,840	76,276	172,116	27.2%			9.8%
____________
(1)Total Expected Investment comprises our material cash requirements, including commitments for capital expenditures.
(2)A shell is typically comprised by the primary structure, the building envelope (roof and façade), mechanical and supply systems (electricity, water and drainage) up to a single point of contact.
For the fiscal year ended December 31, 2023, we completed 6 buildings and two expansions with a GLA of 3,870,873 square feet (241,684 square meters). Of these buildings, two were BTS Buildings with a GLA of 191,921.6 square feet (17,830.1 square meters), and six were Inventory Buildings with a total GLA of 3,678,951 square feet (341,786 square meters).
For the fiscal year ended December 31, 2022, we completed twelve buildings with a GLA of 2,406,526 square feet (223,574 square meters). Of these buildings, one was a BTS Building with a GLA of 78,286 square feet (7,273 square meters), and eleven were Inventory Buildings with a total GLA of 2,328,240 square feet (216,301 square meters).
Our Industrial Parks
The table below describes our real estate portfolio by industrial park as of December 31, 2023, and the rental income earned from this portfolio in the annual period ended December 31, 2023.

	Location	Total GLA	Total GLA	Percentage of Portion of GLA	Rental Income for the Year Ended December 31, 2023	Percentage of Rental income for the Year Ended December 31, 2023	Operations Start Year	Number of Buildings	Appraisal Value as of December 31, 2023
		(in square feet)	(in square meters)	%	(US$)	(%)			(US$)
Industrial Park
DSP	Aguascalientes	2,143,262	199,116	5.7%	12,702,858	5.9%	2013	8	141,100,000
Vesta Park Aguascalientes	Aguascalientes	306,804	28,503	0.8%	1,073,979	0.5%	2019	2	19,200,000
Los Bravos Vesta Park	Cd Juárez	460,477	42,780	1.2%	2,702,781	1.3%	2007	4	31,120,000
Vesta Park Juárez Sur I	Cd Juárez	1,514,246	140,678	4.1%	9,480,673	4.4%	2015	8	113,860,000
Vesta Park Guadalajara	Guadalajara	3,258,612	302,735	8.7%	14,458,475	6.7%	2020	7	298,800,000

Vesta Park Guadalupe	Monterrey	497,929	46,259	1.3%	3,298,339	1.5%	2021	2	33,070,000
Vesta Puebla I	Puebla	1,028,801	95,579	2.8%	7,037,665	3.3%	2016	5	85,100,000
Bernardo Quintana	Querétaro	772,025	71,723	2.1%	2,494,479	1.2%	1998	9	40,280,000
PIQ	Querétaro	2,109,491	195,978	5.6%	11,458,351	5.3%	2006	13	139,370,000
VP Querétaro	Querétaro	923,238	85,772	2.5%	2,896,815	1.4%	2018	4	56,600,000
Querétaro Aerospace Park	Querétaro Aero	2,337,248	217,137	6.3%	14,860,991	6.9%	2007	13	168,450,000
SMA	San Miguel de Allende	1,361,708	126,507	3.6%	6,146,107	2.9%	2015	7	92,000,000
Las Colinas	Silao	903,487	83,937	2.4%	4,836,213	2.3%	2008	7	58,200,000
Vesta Park Puento Interior	Silao	1,080,795	100,409	2.9%	6,231,358	2.9%	2018	6	69,200,000
Tres Naciones	San Luis Potosí	960,964	89,276	2.6%	5,488,028	2.6%	1999	9	64,050,000
Vesta Park SLP	San Luis Potosí	603,385	56,056	1.6%	2,146,552	1.0%	2018	3	38,400,000
La Mesa Vesta Park	Tijuana	810,013	75,253	2.2%	4,666,240	2.2%	2005	16	64,730,000
Nordika	Tijuana	155,818	14,476	0.4%	2,406,666	1.1%	2007	1	17,300,000
El potrero	Tijuana	282,771	26,270	0.8%	1,517,711	0.7%	2012	2	29,600,000
Vesta Park Tijuana III	Tijuana	620,547	57,651	1.7%	4,209,411	2.0%	2014	3	56,940,000
Vesta Park Pacifico	Tijuana	379,882	35,292	1.0%	3,589,177	1.7%	2017	2	31,500,000
VP Lago Este	Tijuana	552,452	51,324	1.5%	3,421,503	1.6%	2018	2	73,000,000
Vesta Park Megaregion	Tijuana	1,198,455	111,340	3.2%	2,393,358	1.1%	2022	6	113,490,000
VPT I	Tlaxcala	680,616	63,231	1.8%	3,984,284	1.9%	2015	4	42,700,000
Exportec	Toluca	220,122	20,450	0.6%	1,118,735	0.5%	1998	3	14,830,000
T 2000	Toluca	1,070,180	99,423	2.9%	6,239,826	2.9%	1998	3	84,890,000
El Coecillo Vesta Park	Toluca	816,056	75,814	2.2%	5,087,732	2.4%	2007	1	58,090,000
Vesta Park Toluca I	Toluca	1,000,161	92,918	2.7%	6,105,780	2.8%	2006	5	78,120,000
Vesta Park Toluca II	Toluca	1,474,297	136,967	3.9%	8,722,718	4.1%	2014	6	115,000,000
Vesta Park Apodaca	Monterrey	1,023,145	95,053	2.7%	1,559,203	0.7%	2023	4	79,580,000
Vesta Park Juarez Oriente	Cd Juarez	529,389	49,182	1.4%	—	—%	2023	2	40,600,000
Other		6,278,123	583,257	16.8%	37,931,394	17.7%	na	47	528,100,000
Total		37,354,498	3,470,347	100.0%	200,267,401	93.4%		214	2,877,270,000
Other income (reimbursements)(1)					14,200,211	6.6%			—
Total					214,467,612	100.0%	Vesta Offices at the DSP Park(2)		300,000
							Under construction		290,200,000
							Total		3,167,770,000
							Land improvements		16,277,544
							Land Reserves		138,380,000
							Costs to Complete Construction in Process		(110,263,380)
							Appraisal Total		3,212,164,164
_____________
(1)Other income (reimbursements) includes: (i) the reimbursement of payments made by us on behalf of some of our tenants to cover maintenance fees and other services, which we incur under the respective lease contracts; and (ii) management fees.
(2)Refers to the appraisal value of our corporate offices located at the Douki Seisan Park.
As of December 31, 2023, the appraisal value of our portfolio was US$3,212.2 million, comprised of buildings and land valued at US$3,167.8 million, land improvements valued at approximately US$16.3 million and Land Reserves for future development valued at US$138.4 million (less a cost to complete construction in progress valued at US$110.3 million). The appraisal value of our portfolio was determined as of December 31, 2023 by independent appraisers, including Cushman & Wakefield, Jones Lang Lasalle and CBRE. For a description of the valuation techniques employed by our independent appraisers, see note 8 to our audited consolidated financial statements for the year ended December 31, 2023 included elsewhere in this Annual Report.

Our Parks-to-Suit Projects
Querétaro Industrial Park
The Querétaro Industrial Park was developed in 2006 and is located approximately eight hours from the U.S. border by the Mexican Federal Highway (Carretera Federal) No. 57, also known as the NAFTA Highway. Over 100 companies from 15 different countries have established themselves in the Querétaro Industrial Park since its inception. The Querétaro Industrial Park also complies with the Mexican Official Standard (Norma Oficial Mexicana) for industrial parks.
As of December 31, 2023, our properties in the Querétaro Industrial Park had an aggregate GLA of 2,109,491 square feet ( 195,978 square meters), of which 96.9% was leased under long-term leases. In 2023, the annual rent of the Querétaro Industrial Park was equal to US$ 11,458,351 million.
In 2023, we paid US$76,760 in real estate taxes in connection with the Querétaro Industrial Park.
Querétaro Aerospace Park
The Querétaro Aerospace Park is the product of the combined efforts of the Federal Government, Bombardier Aerospace México, S.A. de C.V., or “Bombardier,” and the State of Querétaro to create the first industrial cluster of aerospace companies in Mexico. Querétaro has a high concentration of aerospace companies, including three maintenance, repair and overhaul companies, two research and development facilities and two design and engineering centers, which, as of the date of this Annual Report, provide approximately 3,300 jobs, based on information provided by our tenants regarding their number of employees. Companies currently operating in the Querétaro Aerospace Park include Bombardier, Daher, Duqueine, ABSC, Safran Landing Systems México, SAMES and Safran Aircraft Engines México, the last three of which belong to the Safran Group and A2mac1. In light of the concerted industry efforts required to launch the Querétaro Aerospace Park, we believe that the number of companies operating in the Querétaro Aerospace Park will continue to expand and create synergies within the supply chain of the aerospace industry in Mexico.
The Querétaro Aerospace Park was created pursuant to a trust agreement dated July 12, 2007, among the State of Querétaro, as grantor, Bombardier, as beneficiary, BBVA Bancomer, S.A., Institución de Banca Múltiple, as trustee, and Aeropuerto Intercontinental de Querétaro, S.A. de C.V., the operator of Querétaro’s airport, solely for consent purposes. We refer to this trust agreement as the “QAP trust.” Through a public bidding process that involved 22 Mexican and international companies, in July 2007, we were awarded the right to develop the Querétaro Aerospace Park and, through our subsidiary Proyectos Aeroespaciales, we became a party to the QAP trust as a grantor and one of its beneficiaries. The State of Querétaro contributed to the QAP trust its rights to use (but not its title to) the land for the Querétaro Aerospace Park, including the right to use that land and any infrastructure developed on it, the right to build industrial buildings and the right to lease any such buildings. These rights were granted for a period of approximately 43 years, which we expect will allow us to recover our investment, which amounted approximately to US$80.3 million. On our part, we contributed to the QAP trust the requisite funds for developing those properties. We are not required to pay real estate taxes in connection with this land, since it is owned by the State of Querétaro.
In our capacity as beneficiaries of the QAP trust, we are entitled to benefit from the rights contributed by the State of Querétaro, including the right to lease the buildings and collect rent during the aforementioned 43-year period. The duration of the QAP trust may be extended if Aeropuerto Intercontinental de Querétaro, S.A. de C.V.’s concession for the operation of the Querétaro airport is renewed. Moreover, the terms of the QAP trust require that any and all buildings developed at the Querétaro Aerospace Park be leased to companies in the aerospace industry or its related industries. Upon extinction of the QAP trust, all rights to the land and any properties, renovations, expansions and improvements by us will revert to the State of Querétaro.
As of December 31, 2023, our properties in the Querétaro Aerospace Park had an aggregate GLA of 2,337,248 square feet (217,137 square meters), of which 98.4% was leased under long-term term leases with their tenants. In 2023 the annual rent of the Querétaro Aerospace Park was equal to US$ 14,860,991.
Proyectos Aeroespaciales was a joint venture established in 2007 between us and Neptuno Real Estate, S. de R.L. de C.V., an entity controlled by General Electric for purposes of the development of the Querétaro Aerospace Park. In December 2009, we acquired General Electric’s interest in Proyectos Aeroespaciales for a purchase price equal to 50.0% of the value of the enterprise. The financing for the acquisition was supplied by General Electric and secured through rental income flows generated by the leases in effect at the time. Concurrently with this acquisition, Proyectos Aeroespaciales assigned some of its collection rights to CIV Infraestructura, S. de R.L. de C.V. The General Electric loan has been repaid in full and CIV Infraestructura, S. de R.L. de C.V. was merged into Proyectos Aeroespaciales.

Douki Seisan Park
In connection with a private bidding process held by Nissan Mexicana, S.A. de C.V., or “Nissan,” in July 2012, we were awarded exclusive developer and operator rights with respect to the Douki Seisan Park. This park, which is located adjacent to Nissan’s A2 assembly plant in the Mexican state of Aguascalientes, is intended to accommodate strategic Nissan suppliers who require of close proximity to that plant.
The development and operation of the Douki Seisan Park are governed by a trust agreement dated July 9, 2013, among Nissan, as grantor and beneficiary, our subsidiary Vesta DSP, also as grantor and beneficiary, and CI Banco, S.A., Institución de Banca Múltiple (which replaced Deutsche Bank Mexico, S.A., Institución de Banca Múltiple, División Fiduciaria), as trustee. We refer to this trust agreement, as amended on December 17, 2013 and October 3, 2016, as the “Nissan Trust.” Nissan contributed to the Nissan Trust, for our benefit, the right to use (but not its title to) the land for purposes of the development and construction of the Douki Seisan Park. As consideration therefor, we have the right to lease and collect rental payments in respect of all buildings at the Douki Seisan Park for a period of 40 years. Upon expiration of the Nissan Trust, all rights and title to the Douki Seisan Park, including the land and any properties, renovations, expansions and improvements will revert to Nissan. Since Nissan holds the title to the land in which the Douki Seisan Park is constructed, Nissan pays the real estate taxes with respect to this land.
Under the Nissan Trust, space at the Douki Seisan Park may be leased only to Nissan suppliers approved by the board of trustees of the Nissan Trust, which is comprised of representatives of both Nissan, Vesta DSP and for some limited purposes a member appointed by Daimler substitutes one member appointed by Nissan. Nissan suppliers who currently lease space from us at the Douki Seisan Park include Posco (metal parts), Tachi-S (car seats), Sanoh (fuel systems), Voestalpine (steel and other metals for high-technology systems), Toyota-Tsusho (rim and tire assemblies) and Plastic Omnium (parts for interiors). We also serve Daimler, which began operations in the region in 2018.
As of December 31, 2023, our properties in the Douki Seisan Park had an aggregate GLA of 2,143,262 square feet (199,116 square meters), of which 98.5% was leased under long-term term leases. In 2023, the annual rent of the Douki Seisan Park was equal to US$ 12,702,858 .
Geographic and Industry Diversification
We believe that we have assembled a portfolio of high-quality industrial properties that is well diversified in terms of types of assets, geographic markets and tenant base, and which provides our shareholders with exposure to a broad range of properties throughout Mexico. Our properties are located in strategic areas for light manufacturing and logistics in 16 Mexican states, namely: Aguascalientes, Baja California, Chihuahua, Guanajuato, Jalisco, Estado de México, Mexico City, Nuevo León, Puebla, Querétaro, Quintana Roo, San Luis Potosí, Sinaloa, Tamaulipas, Tlaxcala and Veracruz.

The following map illustrates the diversification of our total GLA and the distribution of our total GLA by geographic region as of December 31, 2023.

LOCATION	GLA	%
• 1 Querétaro, QTO	570,611	16.44%
• 2 Toluca , Edomex	450,051	12.97%
• 3 Tijuana, BC	611,000	17.61%
• 4 Aguascalientes, Ags.	227,619	6.56%
• 5 Lagos de Moreno, Jal	96,186	2.77%
• 6 Silao, Gto	332,337	9.58%
• 7 Cd. Juarez, Chih	308,769	8.90%
• 8 San Luis Potosí, SLP	145,333	4.19%
• 9 Valle de Mexico	26,440	0.76%
• 10 Tlaxcala, Tlax.	76,595	2.21%
• 11 Puebla, Puebla.	106,933	3.08%
• 12 Los Mochis, Sinaloa	11,311	0.33%
• 13 Veracruz, Ver.	11,173	0.32%
• 14 Cancún, Quintana Roo.	2,942	0.08%
• 15 Matamoros, Tamaulipas.	49,001	1.41%
• 16 Guadajalara, Jal	302,735	8.72%
• 17 Monterrey, Nuevo Leon.	141,312	4.07%
TOTAL	3,470,347	100.00%

TIJUANA
CD. JUÁREZ
LOS MOCHIS
MONTERREY
AGUASCALIENTES
SAN LUIS POTOSÍ
GUADALAJARA
CANCÚN
LAGOS DE MORENO
QUERÉTARO
GUANAJUATO
TLAXCALA
PUEBLA
TOLUCA
Norte
Bajio
Centro

_______________
Source: Vesta.
The following table contains a breakdown of our real estate portfolio by Mexican state as of December 31, 2023.

	Number of Properties	Number of Leases	GLA	GLA	Share of Total GLA	Rental Income	Share of Total Rental Income
			(square feet)	(square meters)	(%)	(millions of US$)	(%)
Baja California	59	83	6,576,746	611,000	17.61%	13,776,837	6.4%
Querétaro	39	55	6,142,001	570,611	16.44%	22,548,560	10.5%
Estado de México	21	35	4,844,304	450,051	12.97%	37,476,807	17.5%
Guanajuato	21	43	3,577,242	332,337	9.58%	23,922,934	11.2%
Jalisco	18	31	3,061,203	284,395	8.20%	4,857,542	2.3%
Chihuahua	10	15	4,293,950	398,921	11.50%	7,634,580	3.6%
Aguascalientes	18	25	3,323,562	308,769	8.90%	30,531,847	14.2%
San Luis Potosí	10	25	2,450,066	227,619	6.56%	12,831,955	6.0%
Nuevo Leon	12	13	1,564,349	145,333	4.19%	32,227,864	15.0%
Other states	6	9	1,521,074	141,312	4.07%	14,458,475	6.7%
Other revenues(1)						14,200,211	6.6%
Total	214	334	37,354,498	3,470,347	100%	214,467,612	100%
______________
(1)Other revenues refer to maintenance and other costs and expenses incurred by us on behalf our tenants, which are subject to reimbursement by the tenants in accordance with their leases.
Land Reserves
As of December 31, 2023, we had 708.9 acres (30,880,916.0 square feet) of Land Reserves located in Monterrey, Querétaro, San Miguel de Allende, San Luis Potosí, Guanajuato, Aguascalientes and Puebla, which are within active industrial corridors in Mexico, on which we plan to develop approximately 13.9 million square feet (1.3 million square meters) of industrial buildings.
As of December 31, 2023, the estimated development potential of the Land Reserves is:

Location	Total Land Reserves	Total Land Reserves	Percentage of Total Land Reserves	Appraisal Value as of December 31, 2023	Estimated GLA to be Developed	Estimated GLA to be Developed
	(Hectares)	(Acres)	(%)	(thousands of US$)	(square meters)	(square feet)
Aguascalientes	108	267	37.7	30,130	486,157	5,232,948
Querétaro	48	120	16.9	31,840	217,787	2,344,238
Monterrey	41	101	14.2	33,220	183,626	1,976,528
San Miguel Allende	33	83	11.6	14,510	150,387	1,618,749
San Luis Potosí	24	59	8.3	10,270	106,844	1,150,061
Guanajuato	32	78	11.0	17,620	142,350	1,532,241
México	—	—	—	0	0	0
Ciudad Juárez	—	—	—	0	0	0
Guadalajara	—	—	—	0	0	0
Tijuana	—	—	—	0	0	0
Puebla	1	2	0.3	790	3,869	41,647
Total	287	709	100	138,380	1,291,019	13,896,412
_______________
(1)Land value is appraised at cost. For more information, see “Presentation of Financial and Certain Other Information—Appraisals.”
Our Tenant Base
Principal Tenants
As of December 31, 2023, we had 334 leases in place with our tenants. During the year ended December 31, 2023, our 10 largest tenants together accounted for a leased GLA of approximately 10,069,005 square feet (935,441 square meters), or 27.0% of our total GLA, and approximately 28.7% of our rental income.
The following table sets forth the names of our principal clients, their respective shares of our total GLA and rental income for the year ended December 31, 2023, and their remaining lease term as of December 31, 2023.

Client	Country	Share of Total GLA	Share of Total Rental Income	Remaining Lease Term
		(%)	(%)	(years)
Nestle	Switzerland	4.8%	5.4%	7
Foxconn	Taiwan	3.7%	1.4%	7
Safran	France	3.3%	4.2%	6
TPI	United Estates	3.3%	4.7%	4
Nissan	Japan	2.7%	2.7%	1
Mercado Libre	Argentina	2.5%	3.1%	8
Bombardier	Canada	1.8%	2.2%	13
Continental	Germany	1.7%	1.6%	4
Coppel	Mexico	1.7%	1.6%	8
Gates	United States	1.6%	1.8%	8
Our top 10 tenants comprised of affiliates of multinational companies with strong credit ratings, operating in a wide range of industries in various geographic locations throughout Mexico. In the export manufacturing sector, our clients include TPI, Grupo Safran, Nissan, Bombardier Aerospace, Continental and Foxconn, among others. In the consumer logistics sector, our clients include Nestlé, Mercado Libre and Coppel, among others. As of December 31, 2023, we had 187 tenants, with no single tenant accounting for more than 5% of our total GLA. As of December 31, 2022, we had 183 tenants, with no single tenant accounting for more than 6.0% of our total GLA.

Diversification Across Industry Sectors
We believe we have a broad, diversified and growing tenant base. Our leased GLA as of December 31, 2023 was split between manufacturing and logistics. 60.2% of our leased GLA was occupied by tenants for manufacturing purposes, with a weighted-average lease term by total GLA from inception of 12 years, while 39.8% occupied by tenants using buildings for logistics, with a weighted-average lease term by total GLA from inception of 11 years.
The following table contains a breakdown of our clients by industry based on leased GLA as of December 31, 2023.

Industry	As of December 31, 2023
(%)
Automotive	33.1%
Logistics	12.1%
Food and beverage	9.1%
Electronics	7.0%
Aerospace	6.8%
E-commerce	6.9%
Plastics	2.3%
Recreational vehicles	3.8%
Medical devices	1.9%
Renewable energy	3.5%
Paper	1.2%
Other industries(1)	12.4%
_______________
(1)Includes various manufacturing industries, such as household appliances and metal industries.
The following table contains a breakdown of our tenant base and rental income by type of industry for the year ended December 31, 2023.

Industry	Rental Income	Share of Total Rental Income
	(millions of US$)	(%)
Automotive	57.33	26.7%
Logistics	33.45	15.6%
Aerospace	14.96	7.0%
Food and beverage	14.85	6.9%
Renewable energy	9.33	4.3%
Recreational vehicles	2.11	1.0%
Electronics	7.60	3.5%
E-commerce	15.66	7.3%
Plastics	5.96	2.8%
Medical devices	4.07	1.9%
Paper	0.31	0.1%
Other industries(1)	34.66	16.2%
Other revenues(2)	14.20	6.6%
Total	214.47	100.0%
_______________
(1)Includes various manufacturing industries, such as household appliances, renewable energy, metal and paper industries.
(2)Other revenues refer to maintenance and other costs and expenses incurred by us on behalf our tenants, which are subject to reimbursement by the tenants in accordance with their leases.

Occupancy
Our stabilized occupancy rate, expressed by our leased GLA, represents the percentage of our total GLA that is under lease with our tenants.
The following table shows our stabilized occupancy rate as of December 31, 2023, 2022, 2021, 2020, and 2019 and 2018.

	As of December 31,
	2023	2022	2021	2020	2019	2018
Occupancy rate	96.7%	97.3%	94.3%	91.1%	94.7%	97.2%
The following table shows our stabilized occupancy rate by region as of December 31, 2023 and 2022.

	As of December 31,
	2023	2022	2021
Region
Northeast	98.3%	100.0%	100.0%
Northwest	97.9%	100.0%	98.4%
Central	97.2%	99.1%	95.1%
Bajío North	99.0%	93.9%	88.2%
Bajío South	92.9%	95.8%	94.6%
Total	96.7%	97.3%	94.3%
The decrease in our stabilized occupancy rate in the year ended December 31, 2023 as compared to year ended December 31, 2022 was primarily attributable to higher vacancies across all regions as a result of contract maturities that where not renewed during the year in line with ordinary business cycles.
Our Leases
Overview
Most of our leases are for initial terms that range from five to 15 years and grant our tenants the option to renew their leases for one or more additional terms of three to 15 years, subject to certain conditions. The average initial term of all the leases in effect as of December 31, 2023 was 12 years and their weighted remaining average lease term was 4.9. Security deposits are typically equal to one- or two-months’ rent. We are generally required to perform only mandatory structural maintenance and we are responsible for any latent defects in the properties.
All leases include a provision that entitles us to rescind the lease and collect any past due rents and the aggregate amount of rent that would accrue over the remaining term of the lease, in the event that the tenant incurs in default with its rental payments, vacates the property, terminates the lease unilaterally or enters bankruptcy or insolvency proceedings.
In addition, we are entitled to terminate the lease upon occurrence of any of the following events:
•failure by the tenant to comply with its payment obligations under the lease;
•if the tenant assigns or subleases the premises without our prior written consent;
•if the tenant carries out any construction work in, or modification of, the premises, except as permitted under the lease;
•if the tenant uses the premises in a manner other than that permitted by the lease;
•failure by the tenant to comply with any of the provisions of the internal regulations of the industrial park where the leased premises are located;
•if the tenant obstructs, or in any other manner impedes, access to the persons designated by us to inspect the premises;

•if the tenant breaches any other obligation under the lease agreement and such breach remains uncured for more than 30 days;
•if the tenant is subject to any strike or similar labor procedure during more than 60 days and such labor strike causes the tenant to breach its obligations under the lease;
•if any lien is created over the premises or any portion thereof, or if any claim derived from any work or installation carried out by the tenant or in its name is filed; and
•if during the term of the lease the tenant or its guarantor enters bankruptcy or reorganization proceedings and the tenant fails to provide a substitute guarantee.
All of our leases are classified as operating leases. As of December 31, 2023, only three of our leases included a purchase option at fair market value, but only at the end of the lease. These three leases accounted for 3.3% of our total GLA.
Nestlé Leases
In 2003, we acquired two distribution centers used by Nestlé to manage, store, pack and distribute its products.
One of them is located in Toluca, Estado de Mexico and the other in Lagos de Moreno, Jalisco.
In 2007, we agreed with Nestlé to expand these properties and to build an additional building for CPW, an affiliate of Nestlé. As of December 31, 2023, these properties together accounted for 1,795,956 square feet (166,850 square meters) or approximately 4.8% of our total GLA, and for 5.4% of our total rental income for year then ended.
On December 1, 2015, Herdez assumed a portion of Nestlé’s space at the 696,265 square feet (64,685.2 square meters) building in Lagos de Moreno included in Nestlé’s lease. As of December 31, 2023, the GLA attributable to Nestlé at Lagos de Moreno was approximately 640,827 square feet (59,535 square meters) and the GLA attributable to Herdez was approximately 55,438 square feet (5,150 square meters).
On January, 2023, we entered into new lease agreements with Nestlé with respect to the 2 facilities for a seven-year term that will end on December 31, 2030. On October 2017, CPW’s lease was extended for an additional eight-year term that will end on December 31, 2024.
Except for a provision allowing Nestlé a right of first refusal in the event we wish to sell any of these properties, the Nestlé leases are subject to the same terms and conditions as the rest of our leases as described above.
TPI Leases
In November 2015, we entered into a 10-year master lease agreement with TPI in respect of two identical industrial buildings with a combined GLA of approximately 698,181 square feet (64,863 square meters) that were developed by us in Ciudad Juárez. In 2018, TPI expanded one of our two industrial buildings to increase their production.
In May 2017, we entered into a 10-year master lease agreement with TPI in respect of an industrial building with a GLA of approximately 527,443 square feet (49,001 square meters) that was developed by us in the city of Matamoros, Tamaulipas.
As of December 31, 2023, these properties together accounted for 1,225,624 square feet (113,864 square meters) or approximately 3.3% of our total GLA, and for 4.7% of our total rental income for the year then ended.
We have not agreed to any extensions to our leases with TPI as of the date of this Annual Report.
Except for a provision allowing TPI a right of first refusal in the event we wish to sell any of these properties and a purchase option exercisable by TPI with respect to our industrial building in Matamoros, Tamaulipas, the TPI leases are subject to substantially the same terms and conditions as the rest of our leases as described above.
Collections
We have established rigorous tenant selection criteria, including minimum eligibility standards that applicants must satisfy. In addition, applicants are evaluated on the basis of a list of documents and information they must submit as evidence of their financial capacity and that of their guarantors, including credit reports and statements for assets worth 12 times the amount of monthly rent they would be required to pay under the lease. As of December 31, 2023,81.4% % of our lease agreements were secured by guarantees granted by the clients’ parent companies, letters of credit, bonds or other similar guarantees.
We maintain standard procedures to manage our past due rent portfolio and doubtful accounts, which take into consideration the amount of each individual account receivable and period of time it has remained outstanding. Our industry experience has enabled us to develop agreements with broad and comprehensive clauses aimed at maintaining low default levels.
Pursuant to most of our lease agreements, rental payments should be received within the first 10 days of each month. Thereafter, the payment is considered past due. As of December 31, 2023 and 2022, 92% and 88% of our accounts receivable under operating leases, respectively, were current accounts.
We monitor all of the rental payments that are past due. For receivables outstanding from 30 to 90 days, efforts are made to collect payment from the respective client. As of December 31, 2023 and 2022, the amount of operating lease receivables outstanding more than 30 but less than 60 days represented 3% and 3%, respectively, of our total operating lease receivables. As of December 31, 2023 and 2022, the amount of operating lease receivables outstanding more than 60 and less than 90 days represented 1% and 8%, respectively, of our total operating lease receivables. As of December 31, 2023 and 2022, operating lease receivables outstanding more than 90 days represented 3% and 1%, respectively, of our total operating lease receivables.
Lease Expirations
We take a proactive approach with respect to leasing, maintaining regular contact with our tenants and visiting each property frequently. We are in constant dialogue with our tenants regarding their intentions with respect to the space at existing properties, as well as any plans to expand. We also leverage the market intelligence of our senior management team, building relationships with potential local, regional and national tenants that would complement our current customer base as space becomes available.
The following table sets forth the expiration profile of our lease portfolio as of December 31, 2023.

	Number of Expiring Leases	Expiring Leased GLA	Expiring Leased GLA	Share of Total GLA
		(square feet)	(square meters)	(%)
Year
2024	41	3,434,264	319,054	9.8%
2025	49	3,805,250	353,519	10.9%
2026	60	4,589,099	426,341	13.2%
2027	52	3,886,815	361,097	11.1%
2028 and thereafter	132	19,160,653	1,780,083	54.9%
Total	334	34,876,081	3,240,094	100%
Retention Rates
We believe that as a result of the quality and location of our properties as well as our focus on client service, we have built strong long-standing relationships with many of our clients and have been able to maintain a high client retention rate based on the limited number of client move-outs. In 2023, only 24.4% of the GLA that was scheduled to renew was not retained. This represented an increase of 943 basis points over the 15.0% average reported in the year ended December 31, 2022, resulting from the expiration of certain leases that year. This increase was primarily the result of higher contract maturities that were not renewed during the year in line with ordinary business cycles.
Rent Increases
As of December 31, 2023, approximately 86.7% of our leases were denominated in U.S. dollars, which leases accounted for 92.2% of our rental income for the year then ended. Rents accrue on a monthly basis and are adjusted annually for inflation based on the CPI, if denominated in U.S. dollars, or the “INPC,” if denominated in pesos, or by a fixed percentage agreed with the client.

Recurring Tenant Improvements and Leasing Commissions
Clients leasing our Multi-Tenant Buildings and BTS Buildings bear the majority of the costs associated with improvements and structural building changes to tailor them to their needs.
However, from time to time, on a case by case basis, we incur capital expenditures to improve our buildings.
Development and Acquisition Activities
Asset Selection Rationale
In addition to managing our existing property portfolio, we also develop new properties and potential acquisitions. Our senior management team, along with our regional managers, has assembled a diversified real estate portfolio with the objective of creating a high quality, well-located set of properties occupied by reputable and creditworthy tenants. The properties we target for development or acquisition are generally characterized by (i) being Class A Buildings, requiring high quality design and engineering specifications that meet international standards and allow our customers an efficient and flexible use of the buildings, (ii) involving tenants with high creditworthiness and long-term lease agreements or medium-term lease agreements that are likely to be renewed, and (iii) being located in trade corridors, clusters or other strategic geographic locations. In addition, we also develop other properties based on other characteristics in order to respond to the specific needs of our clients.
Due Diligence Process
Our due diligence process includes an analysis of all available material information about a potential acquisition. Our obligation to close an acquisition will generally be conditioned (i) on the necessary corporate approvals and (ii) upon the delivery and verification of certain documents from the seller, including:
•plans and specifications;
•environmental, geological and soil reports, including geotechnical reports, environmental site assessments, property condition assessments and Alta surveys prepared by third parties upon our request;
•evidence of marketable title, existing liens, and customary insurance policies (if any), in addition to any title searches conducted by third parties upon our request;
•all licenses and permits;
•financial and credit information relating to the property and its tenants;

•clearance of seller for anti-corruption and anti-money laundering purposes: and
•existing leases, tenant rent collections, operating expenses, real estate taxes, leasing and renewal activity.
Property Leasing Strategy and Client Services
Our management team manages our properties with a view toward creating an environment that fully supports our tenants’ businesses, maximizing cash flows at our properties by leasing vacant space, increasing rents through current leases when below market rents expire, and negotiating new leases to reflect increases in rental rates. To that effect, we conduct our operating and administrative functions, including leasing, development, acquisitions, data processing, negotiation of permits, finance and accounting, but typically subcontract on-site functions such as maintenance, landscaping, sweeping, plumbing and electrical works to third parties.
We take a proactive approach to property management, maintaining regular contact with tenants and frequently visiting each property. As part of our ongoing property management, our regional directors also closely monitor the overall performance of each property and its tenants as well as changes in local or regional markets. Each property is subject to a leasing strategy within our marketing plan and is assigned a budget which takes into account local market, economic and industry conditions. Our regional management is mainly responsible for (i) lease negotiations and execution, pursuant to our investment guidelines, (ii) working towards the renewal of our lease agreements, and (iii) leveraging our market intelligence and familiarity with current tenants and potential local, regional and national tenants that would complement our current customer base.

Outsourcing of Certain Services Including Construction
We believe that our strong differentiating competitive factor is that our business is focused on developing our industrial properties, as we outsource all construction, design, engineering and project management services and related works to experienced third-party general contractors, such as Copachisa, Hermosillo y Asociados and SEICA, and designers, such as Ware Malcomb, among others. Our approach to the development of high-specification assets incorporates global quality standards.
We have also developed internal processes that allow us to minimize delivery times and costs. This strategy allows us to focus on the development and management of our properties. By using reputable contractors and service providers with long track-records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, thereby lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001–2015 (Quality management systems), a certification which we obtained in 2011 and which was renewed until 2026.
We hire construction, design and engineering firms based on certain essential criteria, including their recognized experience in building our proposed developments, good relationships with suppliers, employment of recognized construction and engineering techniques, a high level of technical rigor and quality, and timely delivery of developments. We hire construction, design and engineering firms on market terms and conditions and set compensation for those firms based on a predetermined percentage of the total cost of the work or services provided. To guarantee transparency in the selection process, our internal engineering and project management team structures and organizes a competitive bidding process based on price, time estimated to complete the project and technical quality. We seek to utilize materials and technologies in our developments that permit us to offer rapid, creative, economical and high-quality solutions to our clients. We supervise the entire construction process to rationalize production, maximize productivity, mitigate waste and support the quality of the developments.
The entire construction process of the industrial buildings we develop is monitored internally by our engineers, who seek to anticipate any problems that could occur during the process, to reduce reworking costs and ensure the timely completion of the development. Furthermore, generally either an external contracted project manager hired by us monitors the costs, timing and technical quality of the building onsite.
Policies with Respect to Certain Activities
The following is a discussion of our policies with respect to investments, financing and certain other activities. These policies may be amended and revised from time to time at the discretion of our board of directors without the vote of our shareholders. However, any change to any of these policies would be made by our board of directors only after a review and analysis of that change, in light of then-existing business and other circumstances, and then only if our directors believe, in the exercise of their business judgment, that it is advisable to do so and in our shareholders’ best interests.
Investments in Real Estate or Interests in Real Estate
Our management team has developed a comprehensive process for identifying and analyzing development and acquisition opportunities and we expect to expand our portfolio through the development of BTS Buildings, Multi-Tenant Buildings and Parks-to-Suit and acquisition of industrial real estate portfolios, individual buildings, Land Reserves and sale and leaseback transactions. We believe we are well-positioned to take advantage of potential opportunities and will benefit from our management’s expertise as we identify, develop and acquire properties.
In evaluating a particular investment, our management team conducts a thorough analysis of the characteristics of the property and the market in which it is located, including:
•economic dynamics and the tax and regulatory environment of the area;
•regional, market and property specific supply/demand dynamics;
•market rents and potential for rent growth;
•population density and growth potential;
•existence or proximity to industrial parks or other areas with convenient access to major transportation arteries and ports;

•existence of industrial clusters or geographic areas where our existing clients have or are planning to have operations;
•existing and potential competition from other property owners and operators;
•barriers to entry and other property-specific sources of sustainable competitive advantage;
•quality of construction, design, and current physical condition of the asset;
•opportunity to increase the property’s operating performance and value through better management, focused leasing efforts and/or capital improvements;
•population income trends; and
•location, visibility and accessibility of the property.
We expect to pursue our investment objectives through the ownership of properties by our subsidiaries, but may also make investments in other entities. However, we are or may be subject to covenants in the documents that govern our indebtedness that limit our ability to make certain investments. For more information, see Item 5B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Compliance with Covenants and Financial Ratios.”
We may enter into joint ventures from time to time, if we determine that doing so would be the most effective means of raising capital. Equity investments may be subject to existing mortgage financing and other indebtedness or that financing or indebtedness may be incurred in connection with acquiring properties, or a combination of these methods. Any such financing or indebtedness will have priority over our equity interest in that property.
We may employ leverage in our capital structure in amounts that we determine from time to time. Our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, but will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Pursuant to Mexican law and our bylaws, the amount of indebtedness that the board of directors may authorize is capped at 20.0% of the value of our assets based on our balance sheet as of the end of the immediately preceding quarter; provided that any indebtedness in excess of this percentage, is required to be authorized by our shareholders. As of the date of this Annual Report, our shareholders have increased the capped amount of indebtedness that we may incur to US$1.8 billion. In addition, we are or may be subject to covenants in the documents that govern our indebtedness that limit our ability to incur or guarantee indebtedness. For more information, see Item 5B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Compliance with Covenants and Financial Ratios.” We may from time to time modify our leverage profile in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common shares, growth and acquisition opportunities and other factors.
We do not have a specific policy as to the amount or percentage of our assets which will be invested in any specific property or leased to any particular tenant, but anticipate that our real estate investments will continue to be diversified geographically. As of December 31, 2023, our properties are located in sixteen different states across Mexico.
From time to time, we may make investments or agree to terms that support the objectives of our tenants without necessarily maximizing our short-term financial return, which may allow us to build long-term relationships and acquire properties otherwise unavailable to our competition. We believe these dynamics create long-term, sustainable relationships and, in turn, profitability for us.
Purchase, Sale and Development of Properties
From time to time, we may engage in strategic development opportunities. These opportunities may involve replacing or renovating properties in our portfolio that have become economically obsolete or identifying new sites that present an attractive opportunity and complement our existing portfolio.
Investments in Real Estate Mortgages
Investments in real estate mortgages are subject to the risk that one or more borrowers may default and that the collateral securing mortgages may not be sufficient to enable us to recover our full investment. We have not invested in, nor do we have any present intention to invest in, real estate mortgages. For more information, see Item 5B. “Operating and

Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Compliance with Covenants and Financial Ratios.”
Investments in Securities or Interests in Persons Primarily Engaged in Real Estate Activities
We may, but do not presently intend to, invest in securities of entities engaged in real estate activities or securities of other issuers (normally partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over those entities. We may acquire some, all or substantially all of the securities or assets of other entities engaged in real estate activities where those investment would be consistent with our investment policies. However, we are or may be subject to covenants in the documents that govern our indebtedness that limit our ability to make certain investments, including investments in direct and indirect interests in real property. For more information, see Item 5B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Compliance with Covenants and Financial Ratios.”
Investments in Other Securities
We may, but do not presently intend to, make investments other than as previously described. We may offer common shares, preferred shares or other equity or debt securities, in one or more classes or series, in exchange for cash or property, which, in principle, would require the approval of our shareholders and of the CNBV (with respect to the issuance of preferred shares). We may also repurchase or otherwise re-acquire common shares or other equity or debt securities in exchange for cash or property. We have not engaged in trading, underwriting or the agency distribution or sale of securities of other issuers and do not intend to do so. Our policies with respect to those activities may be reviewed and modified from time to time by our board of directors in its sole discretion.
Intellectual Property
We believe that our trademarks are important to identify us and our business for the purpose of attracting future business.
We are the owners of record of all of the material trademarks and trade names used in connection with our operations, which are duly registered and in force with the Mexican Industrial Property Institute (Instituto Mexicano de la Propiedad Industrial). Our trademarks include “Vesta,” “CIV Real Estate,” “El Coecillo Vesta Park,” “La Mesa Vesta Park,” “Vesta Park El Potrero,” “Los Bravos Vesta Park,” “Vesta Park Toluca,” “Toluca Vesta Park,” “Techpark,” “Parque Aeroespacial Querétaro,” “Vesta Park Juárez,” “Vesta Park Tijuana,” “Vesta Park Guanajuato,” “Vesta Park Aguascalientes,” “Vesta Park Puebla,” “Vesta Park Tlaxcala,” “Vesta Park Las Torres,” “Vesta Park Rosarito,” “Megaregion Vesta Park,” “Vesta Park Lagoeste,” “Vesta Desarrollo Inmobiliario Industrial,” “Vesta Industrial Real Estate Fund,” “Vest in Class,” “Vesta Challenge,” “Innovestteam” and “Innovating Mexico’s Industrial Platform.” We also own the Internet domains for our websites at www.vesta.com.mx and www.vesta.mx.
As of the date of this Annual Report, there is no pending or, to our knowledge, threatened action, suit, proceeding or claim by others seeking to challenge the validity or scope of any of our trademarks or alleging the infringement by us of the intellectual property of others.
Environmental, Social and Governance Matters
Sustainability Objectives
Our long-term sustainability vision is reflected in our environmental social and governance (“ESG”) strategy (the “ESG Strategy”), which defines the basic principles by which ESG practices are developed as part of our business. We have focused on the implementation of ESG practices into our core operations and the continuous expansion of ESG programs across our properties. These efforts have resulted in improvements in the way we manage, measure and report ESG performance across our development, asset management and commercial activities, as well as the ESG performance of our stakeholders.
In 2017, we adhered to the United Nations Sustainability Development Goals (“SDGs”) and aligned our ESG Strategy and initiatives with the objectives of the SDGs. We prepare annual sustainability reports (the “Annual Sustainability Reports”) to document our economic, corporate governance, labor, social, environmental and financial achievements. We prepare the Annual Sustainability Reports on the basis of the standards developed by the Global Reporting Initiative (“GRI”), as well as the GRI Construction and Real Estate Industry Supplement for reporting information specific to the real estate industry. Since 2020, we apply reporting standards published by the Sustainability Accounting Standards Board, and

we have started to implement the reporting bases as recommended by the TASK Force on Climate-Related Financial Disclosures. In addition, key metrics in the report are externally verified by a third-party environmental consultant.
In 2022, taking into account the dynamics of the industrial real estate market, macroeconomic changes and the situation in Mexico at large, we conducted a new materiality analysis in order to identify the most material ESG issues for our business. As part of this process, we consulted with more than 150 people across a range of executives, employees, board members, investors, clients, suppliers, academics, non-profit organizations and industry chambers to help identify and prioritize the most material ESG issues to the Company. The results of this analysis was a list of 12 main ESG issues for the Company, which related to our transition to renewable energies, corporate governance, water management, sustainable construction and development, human capital attraction, retention and development, waste management and resilience, climate change adaptation, emissions, waste, community development and participation, occupational health and safety and diversity and inclusion. To address these issues, in 2022, we presented our ESG Strategy to our stakeholders, which is incorporated into our Level 3 Strategy. Our ESG Strategy consists of the following three pillars and their key performance indicators (“KPIs”) that we aim to achieve by 2025:
•Governance. Our top priorities in this area include (i) implementing our governance responsibility guidelines, (ii) increasing the ESG standards of our suppliers, (iii) promoting diversity within our group, and (iv) implementing a risk management culture. We plan to use the following KPIs to measure our performance toward achieving these goals by 2025:
•Governance Responsibility Guidelines. We intend for all of our investment decisions to be made under responsible investment guidelines, including the UN PRI.
•Supplier ESG Commitments. We are focused on having 35% of our total suppliers, including our main suppliers, commit to following our ESG supplier requirements. Since 2020, we have conducted inspections over our most important suppliers to ensure their compliance with our ESG requirements. With this process, we intend that our supply chain complies with the requirements of our ESG Strategy.
•Diversity. We are committed to having three female members of our Board of Directors by the end of 2025. As of March 21, 2024, our Board of Directors had three female members.
•Risk Management. We have created different matrixes to follow up on our risk management goals. In 2021, we implemented a climate change and resilience matrix, which resulted in the implementation of a physical risk property level matrix in 2022. In addition, during 2022, we developed a human rights due diligence matrix, which considers all of our stakeholders.
•Social. Our main priorities in this field are to (i) continue expanding our social investing programs with local communities in the areas where we operate, (ii) strengthen the ESG capabilities of our personnel and tenants, and (iii) ensure we follow best practices in transparency relating to human rights, diversity and equal right opportunities. We plan to use the following KPIs to measure our performance toward achieving these goals by 2025:
•Social Investing Programs. We are focused on creating strategic alliances with local communities to increase their involvement in ESG projects. In 2022, we achieved the objective of this KPI by creating ESG strategic alliance projects equal to US$1.5 million. To achieve this KPI, we created strategic alliances with different stakeholders. As a result, our projects have more resources, and we are able to have broader impact on local communities, expand the scope of our projects and cover part of their expenses. Due to the number of alliances we have created in the past three years and the amount raised by events, such as our cycling race, we achieved our objective earlier than anticipated. Accordingly, we will set new short and mid-term goals in the near future to continue contributing to local communities.
•Personnel and Tenants. We continuously seek to strengthen the ESG capabilities of our personnel and tenants by providing ESG training to our personnel and exposure of ESG topics to our tenants. As of December 31, 2022, all of our personnel had received ESG training, and all of our tenants had been sensitized on ESG topics. We provide our tenants with our ESG guidelines each year. In addition, twice a year, we hold an industrial park’s assembly alongside tenants, where our ESG department discusses best ESG practices and reiterates the importance of environmental data collection. We measure our KPI towards achieving our goal by the number of tenants actively participating in our data collection effort.

•Gender Gaps. We are striving to reduce the gender salary gap at all levels of the Company with a focus on the management level. Our goal is to reduce the gap by 15% by 2025.
•Environmental. Our principal environmental goals are to (i) reduce the environmental impact of our operations, (ii) improve the efficiency of our portfolio by obtaining green certifications, and (iii) implement resilient climate change actions.
We plan to use the following KPIs to measure our performance toward achieving these goals by 2025:
•Environmental Impact. We are focused on reducing our carbon footprint and water consumption by 20.0%, while increasing the amount of waste we recycle or reuse by 50.0%.
•Green Certifications. We intend that 19% of our GLA receives a green certification, such as LEED, BOMA and EDGE.
•Environmental Risk Management. We are in a continuous process of identifying all physical and transitional risks in connection with our operations to define any mitigation and prevention actions. We are committed to complying with the Paris Agreement in recognition of the threats posed by climate change. Following the recommendations of the Task Force on Climate-Related Financial Disclosures, we have analyzed potential risks and opportunities together with our climate-related financial information. In addition, we have designed a matrix of transitional, physical and social risks having potential impacts on each department of the Company. This matrix will allow us to lay the foundations for our resilience and climate change mitigation and preventive actions.
Our ESG Rankings and Memberships
Since we began operations, we have distinguished ourselves for our ESG commitments. Over the years, our ESG performance has been evaluated and recognized by different international indices.

During 2023, Vesta strengthened the social and environmental pillars of its strategy, including by (1) preparing the Company’s first Human Rights Risk Assessment (2) implementing a Level One and Level Two Diagnosis for Vesta’s parks and offices as is required for ISO 14001:2015 Certification; (3) beginning the implementation of sustainable taxonomy (Mexican and EU); (4) completing a biodiversity assessment based on TNFD Standards; (5) considering alignment with IFRS ESG Standards (S1 & S2); (6) finalizing a climate change strategy (Physical and Transitional Analysis) emissions inventory; (7) and rebuilding the Company’s social investment strategy.

Vesta was also included within the S&P/BMV Total ESG Mexico Index in 2023, for the fourth consecutive year, and was included within the S&P Global Sustainability Yearbook for the second consecutive year. Further, Vesta remains on track to achieve its targets related to the sustainability-linked bond issued at the beginning of 2021, having ended 2023 with seven new LEED certified buildings. Finally, Vesta was recognized as an Edge Champion for square footage certified with Edge Certification in 2023.
Sustainability-Linked Financing Framework
In addition to our ESG Strategy, in May 2021, we adopted a sustainability-linked financing framework (the “Sustainability-Linked Financing Framework”) establishing our sustainability strategy priorities and setting out goals with respect to our key performance indicator, the Sustainable Gross Leasable Area (“Sustainable GLA”).
Our goal is to increase the percentage of Sustainable GLA to at least 20.0% of the GLA of the Total Portfolio (as defined below) by June 30, 2026, which represents an increase of 9 percentage points of our sustainability performance baseline of 11.1% as of the end of 2020 (the “Sustainability Performance Baseline”), as set forth in the Sustainability-Linked Financing Framework, which covers both our Sustainability-linked Senior Notes and Sustainability-linked Unsecured Revolver Credit Facility. We do not control the activities or consumption of resources by our tenants, but we promote the application of best practices and the creation of sustainable spaces through our sustainable construction manual (the “Sustainable Construction Manual”) and by obtaining green certifications, mainly in new constructions. Our Sustainable Construction Manual provides guidance to subcontractors on strategies for the design and construction of industrial parks that reduce environmental impact during construction, use of the property and its future demolition, and includes a checklist for measuring the environmental, social and labor impacts of a project prior to its commencement, throughout its development and thereafter. In addition, our ESG policy, sets forth the basic principles we must observe in connection with our investments and the environment at each of our facilities, which principles are designed, enforced and overseen by our ESG committee in line with our ESG Strategy. Furthermore, the majority of our leases include a “green clause” that, in an initial phase, encourages our tenants to voluntarily share with us information regarding their electric and water usage and waste outputs. During 2023, we modified the portfolio's environmental information collection process. Beginning with the 2023 report, we obtained energy information from 92% of Vesta properties, and the remaining 8% was based on precise consumption estimates. In terms of water, we obtained tenant information regarding 33% of Vesta's occupied portfolio and in terms of hazardous waste we obtained tenant information in respect of 4% of our occupied portfolio while for non-hazardous waste we obtained tenant information regarding 8% or our occupied portfolio. This helps us have much more precise data regarding water, energy and waste in the portfolio.

Since 2020, we aim to achieve LEED New Construction Certification for more than half of our new development portfolio. In addition, we have strengthened our Sustainable Construction Manual to raise the construction standards of our developments in terms of ESG. In addition, we will roll out a strategy to certify our existing portfolio, seeking to achieve certifications in the operational phase, such as LEED BD+C, LEED O+M, BOMA BEST and EDGE.
Under the terms of the Sustainability-linked Senior Notes and the Sustainability-linked Unsecured Revolver Credit Facility, we must meet our Sustainability Performance Target, in addition to complying with certain reporting requirements. Failure to meet these objectives will result in us being required to pay additional interest under the Sustainability-linked Senior Notes and the Sustainability-linked Unsecured Revolver Credit Facility. Additionally, pursuant to the Sustainability-Linked Financing Framework, we have committed to publish annually on our website, and in any case for any date/period relevant for assessing our performance relating to our Sustainability Performance Target, a Sustainability-Linked Financing update as part of our Annual Sustainability Report, which includes up-to-date information on our performance with respect to Sustainable GLA, a verification assurance report issued by an external verifier, and any other relevant information to allow investors to monitor the progress of the Sustainability Performance Target. The contents of our website, and the contents of any other website referred to herein, are not incorporated into, and do not form part of, this Annual Report.
Insurance
We maintain insurance policies covering our properties against various risks, including general liability, earthquakes, floods, and business interruption. We determine the type of coverage and the policy specifications and limits based on what we deem to be the risks associated with our ownership of properties and our business operations in specific markets. That coverage typically includes property damage and rental loss insurance resulting from perils such as fire, windstorm, flood, and commercial general liability insurance. We believe our insurance coverage is consistent with what other companies in our industry in Mexico maintain.
We believe our properties are adequately insured. However, there are certain losses, including losses from acts of God, acts of war, and acts of terrorism or riots that are not generally insurable because they are not deemed economically feasible or prudent to do so. If an uninsured loss or loss in excess of insured limits occurs with respect to one or more of our properties, we could experience a significant loss of capital invested and potential revenues in these properties and could potentially remain obligated to give effect to the terms under any recourse debt associated with the property. For more information, see “Risk Factors—Risk Related to Our Business—Our tenants may default on their obligation to maintain insurance coverage.”
Legal Proceedings
We have been and may in the future be a party to certain claims and legal proceedings incidental to the normal course of our business, including, for example, tax assessments, claims relating to employee or employment matters, intellectual property matters, regulatory matters, contract, advertising and other claims, including proceedings with probable, possible and remote risks of loss. Our provisions are recorded pursuant to accounting rules, based on an individual analysis of each contingency by our internal and external legal counsel. We constitute provisions for proceedings that our external counsel evaluates as having a probable risk of loss. In cases where unfavorable decisions in claims involve substantial amounts, or if the actual losses are significantly higher than the provisions constituted, the aggregate cost of unfavorable decisions could have a significantly adverse effect on both our financial condition and operating results. Moreover, our management may be forced to dedicate time and attention to defend against these claims, which could prevent it from concentrating on our core business.
As of December 31, 2023, 2022 and 2021, we had no provisions, in each case relating to legal proceedings to which we were a party. Legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more legal proceedings in which we are currently involved or may come to be involved were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Risk Factors—Risks Related to Our Business—We are or may become subject to legal and administrative proceedings or government investigations, which could harm our business and our reputation.”
Employees
As of December 31, 2023, we had a total of 95 employees (including our regional managers), all of whom are based in Mexico. We outsource all construction, engineering and project management services and related work, as well as maintenance of our industrial buildings to third parties. None of our employees are affiliated with labor unions. To date, we have not experienced a strike or other labor disruption.
The following table contains a breakdown of the average number of our employees, by region, as of the dates indicated:

	As of December 31,
Region	2023	2022	2021
Bajío North	6	5	6
Bajío South	15	12
Central	7	7	8
Corporate	54	49
Northeast	8	4	4
Northwest	5	9	11
Total	95	87	90
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements, and the notes thereto included elsewhere in this Annual Report and the information presented under “Presentation of Financial and Other Information” and “Summary Consolidated Financial Information and Operating Data.” All financial information included in this Annual Report, unless otherwise indicated, is presented in U.S. dollars and has been prepared in accordance with IFRS.
This Annual Report contains forward-looking statements that reflect our plans, estimates and beliefs, and involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Annual Report, particularly under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” In addition to the other information in this Annual Report, investors should consider carefully the following discussion and the information set forth under “Risk Factors” before investing in our common shares.
A. Operating Results
Overview
We are a fully-integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico. We have significant development experience and capabilities, focused on a single real estate segment comprised of industrial parks and industrial buildings in Mexico. With an experienced management team, we strive to achieve excellence in the development of industrial real estate, to generate efficient and sustainable investments. We offer our world-class clients strategic locations across 15 Mexican states located in the most developed industrial areas, with a growing portfolio of our developments built according to eco-efficient standards. As of December 31, 2023, our portfolio was comprised of 214 buildings with a total GLA of 37.4 million square feet (3.5 million square meters), and a stabilized occupancy rate of 96.7%. Our GLA has grown 62.0x since we began operations in 1998, representing a CAGR of 10.8% since our initial public offering in 2012. Our facilities are located in strategic areas for light-manufacturing and logistics in the Northwest, Northeast, Bajío-North, Bajío-South and Central regions of Mexico. The quality and geographic location of our properties are key to optimizing our clients’ operations, and constitute a crucial link in the regional supply chain.

Since our inception in 1998, we have grown from a private to a public company and evolved from a high-growth industrial real estate developer into an industrial real estate asset manager with strong development capabilities, with a high-quality portfolio and an extensive development pipeline. As we continue to evolve, we seek to become a world-class fully integrated industrial real estate company, striving to adhere to the highest standards available worldwide.
We believe that over the last five years, we have created value for our shareholders by implementing our “Vision 2020” strategic plan for 2014 to 2019, and since 2019, our “Level 3 Strategy”. We are aiming to maximize growth in Vesta FFO by implementing this strategy, which establishes our expansion and growth strategy for 2019 to 2024, based on five strategic pillars: (i) manage, maintain and broaden our current portfolio, (ii) invest in and/or divest properties for ongoing value creation, (iii) strengthen our balance sheet and expand funding sources and maturities, (iv) strengthen our organization to successfully execute our strategy, and (v) become a category leader in ESG, embedding our sustainability practices throughout our business model. For more information, see “Business—Our Level 3 Strategy.”
Our profit for each of the years ended December 31, 2023, 2022 and 2021 was US$$316.6 million, US$243.6 million and US$173.9 million respectively. Our profit for the year has increased 7.8x since 2012, growing at a CAGR of 20.5% from 2012 to 2023 and 30.0% from 2022 to 2023. Our basic earnings per share have increased 3.0x since 2012 growing at a CAGR of 10.5% from 2012 to 2023 and 17.2% from 2022 to 2023. Vesta FFO per share has increased 2.9x since 2012 growing at a CAGR of 10.2% from 2012 to 2023 and 9.3% from 2022 to 2023. Our total GLA has grown 3.1x since 2012 growing at a CAGR of 10.8% from 2012 to 2023 and 10.8% from 2022 to 2023. In addition, Adjusted NOI has grown at a CAGR of 13.8% from 2012 to 2023 and 19.2% from 2022 to 2023. For a reconciliation of Vesta FFO and Adjusted NOI to the nearest IFRS measure, see Item 5A. “Operating and Financial Review and Prospects—Operating Results—Non-IFRS Financial Measures and Other Measures and Reconciliations.”
Our properties provide innovative and customer-tailored real estate solutions to respond to our clients’ specific needs, as well as to adapt to industry trends that we identify in our markets. We selectively develop light-manufacturing and distribution centers and BTS Buildings, which are tailored to address the specific needs of clients or a particular industry. Our properties allow for modular reconfiguration to address specific client needs, ensuring that a facility can be continuously transformed. Working closely with our clients on the design of these bespoke properties, also allows us to stay abreast of and anticipate industry trends. In addition to tailor-made solutions in proven industrial areas, we also develop Inventory Buildings, which are built without a lease signed with a specific customer and are designed in accordance with standard industry specifications. Inventory Buildings provide sufficient space for clients that do not have the time or interest to build BTS Buildings. We adjust our building mix to cater to real estate demands of current and prospective clients by monitoring our clients’ and their sectors’ needs.
We believe that we are one of the only fully vertically-integrated and internally managed Mexican industrial real estate companies that owns, manages, develops and leases industrial properties, on a large scale, in Mexico, which we believe differentiates us from our competitors. Our business is focused on developing our industrial properties, seeking to incorporate global quality standards to develop high-specification assets that are comparable with properties in other jurisdictions, with internal processes that minimize delivery times and costs. We focus on the development and management of our properties by outsourcing all construction, design, engineering and project management services and related works to third parties that are both experienced as well as known to us. By using high-quality contractors and service providers with long track-records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001–2008, a certification we obtained in 2011 and renewed in 2015. We also obtained the ISO 9001–2015 Standard certification that focuses on risk mitigation.

The following table presents a summary of our real estate portfolio as of December 31, 2023, 2022 and 2021:

	As of December 31,
	2023	2022	2021
Number of real estate properties	214	202	189
GLA (sq. feet)(1)	37,354,498	33,714,370	31,081,746
Leased area (sq. feet)(2)	34,876,081	32,054,026	29,257,404
Number of tenants	187	183	175
Average rent per square foot (US$ per year)(3)	5.4	5.0	4.5
Weighted average remaining lease term (years)	4.9	4.9	4.3
Collected rental revenues per square foot (US$ per year)(4)	5.4	4.7	4.7
Stabilized Occupancy rate (% of GLA)(5)	96.7	97.3	94.3
_______________
(1)Refers to the total GLA across all of our real estate properties.
(2)Refers to the GLA that was actually leased to tenants as of the dates indicated.
(3)Calculated as the annual base rent as of the end of the relevant period divided by the GLA. For rents denominated in pesos, annual rent is converted to US$ at the average exchange rate for each quarter.
(4)Calculated as the annual income collected from rental revenues during the relevant period divided by the square feet leased. For income collected denominated in pesos, income collected is converted to US$ at the average exchange rate for each quarter.
(5)We calculate stabilized occupancy rate as leased area divided by total GLA. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first.
Basis for the Preparation of Our Financial Information
Our financial statements included in this Annual Report have been prepared in accordance with IFRS on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, we take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in our financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payments.
In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that we can access at the measurement date;
•Level 2 fair value measurements are those derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.
Principal Factors Affecting Our Results of Operations
Macroeconomic Conditions
Our business is closely tied to general economic conditions in Mexico and, to a lesser extent, the United States and elsewhere. As a result, our financial and operating performance, the value of our portfolio and our ability to implement our business strategy may be affected by changes in national and global economic conditions. The performance of the real estate markets in which we operate tends to be cyclical and is related to the perceptions of investors of the overall economic outlook. Rising interest rates, declining demand for real estate or periods of general economic slowdown or recession have had a direct negative impact on the real estate market in the past and a recurrence of these conditions could result in a decrease in our revenues.
All of our operations are conducted in Mexico and are dependent upon the performance of the Mexican economy. As a result, our business, financial condition, results of operations and prospects may be affected by the general condition of the Mexican economy, the devaluation of the peso as compared to the U.S. dollar, price instability, inflation, interest rates, changes in regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico, over which we have no control. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our services and products, lower real pricing of our services and products or cause a shift to lower margin services and products.
In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our business. We cannot give any assurance that those conditions will not return in the future or that, if they do, they will not have a material adverse effect on our business, financial condition, results of operations and prospects. For more information on these risks, see Item 3D. “Risk Factors—Risks Related to Mexico.”
Rental Income
Our primary source of revenues is the rental income received from customers under operating leases. The amount of rental income generated by the properties that comprise our portfolio depends primarily on our ability to (i) maintain our current occupancy rates, (ii) lease currently available space and space that becomes available from lease terminations and (iii) acquire or develop new properties or expand existing properties. As of December 31, 2023, 2022 and 2021 our stabilized occupancy rate at our industrial buildings was 96.7%, 97.3% and 94.3% respectively. The amount of rental income generated by our leased properties also depends on our ability to collect rent payments from our tenants pursuant to their leases, as well as our ability to increase our rental rates. In addition, increases in rental income will partially depend on our ability to acquire additional properties that meet our investment criteria and to develop those properties, as well as our ability to expand the GLA of our existing properties where possible. Positive or negative trends in our tenants’ businesses or in geographic areas where we operate could also impact our rental income in future periods.
Lease Expirations
Our ability to re-lease space promptly upon the expiration of a lease will impact our results of operations and is affected by economic and competitive conditions in the markets where we operate as well as the desirability of our individual properties. As of December 31, 2023, our leases scheduled to expire in 2024 represented 9.8% of our leased GLA.
Market Conditions
We plan to seek additional investment opportunities throughout Mexico, particularly within industrial and trade corridors. Positive or negative changes in market conditions will impact our overall performance. Future downturns in regional economic conditions affecting our target markets or downturns in the industrial real estate sector that impair our ability to enter into new leases and/or re-lease existing space and/or the ability of our tenants to fulfill their lease commitments, as in the event of their insolvency or bankruptcy, could adversely affect our ability to maintain or increase rental rates at our properties.
Competition
We compete with a number of buyers, developers and operators of industrial properties in Mexico, many of whom offer products or may seek to purchase properties similar to ours in the same markets as ours. In the future, an increase in competition may diminish our opportunities to acquire a desired property on favorable terms or at all, and we may become displaced by our competitors. In addition, competition may affect the occupancy rates of our properties, and thus our financial results, and we may be pressured to reduce our rental rates below those we currently charge or to offer substantial rent abatements, improvements, early termination rights or favorable renewal options to tenants in order to retain them when their leases expire.

Property Operating Costs
Our property operating costs are largely composed of real estate taxes, insurance costs, maintenance costs and other property-related expenses. The majority of maintenance costs are passed on to the tenants and are paid by them in the form of regular maintenance fees. Accordingly, we do not report these maintenance costs under property operating costs. Most of our leases are double net leases, which means the tenant is responsible for insurance costs in addition to rent, or triple net leases where the tenant is responsible for the cost of insurance, real estate taxes and maintenance in addition to rent.
Inflation
Prior to 2021, inflation had been low and had a minimal impact on the operating performance of our industrial properties in our markets of operation; however, inflation significantly increased in 2021 and 2022, and may continue to be elevated or increase further; for the year ended December 31, 2023, inflation growth rates slowed down slightly in comparison to those of 2021 and 2022. Mexico’s annual rate of inflation, as measured by changes in the Mexican national consumer price index, calculated and published by the Mexican Central Bank and INEGI, was 7.4% for 2021, 7.8% for 2022 and 4.6% for 2023. See Item 3D. “Risk Factors—Risks Related to Mexico—The rate of inflation in Mexico and the actions of the Federal Government to control it may have a negative impact on our investments.”
Most of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally consider annual increases in rental rates using the applicable inflation rate for the last twelve months. The rent increase takes effect on each anniversary of a lease’s commencement date. Most of our leases provide a clean inflation cost pass-through, while others cap the annual increase at a specific level or provide for a fixed increase due to inflation. The applicable inflation rate depends on the currency of the lease: U.S. dollar-denominated leases are indexed to CPI and peso-denominated leases are indexed to INPC.
However, because rent adjustments lag behind the actual increases in inflation, our margins may decrease during the period preceding the adjustment but our costs will increase due to inflation. Moreover, under our leases we typically have exposure to increases in non-reimbursable property operating expenses, including expenses incurred related to vacant premises. In addition, we believe that some of the existing rental rates under our leases subject to renewal are below current market rates for comparable space and that upon renewal or re-leasing, those rates may be increased to be consistent with, or closer to, current market rates, which may also offset our exposure to inflationary expense pressures related to our leased properties. We also have exposure to inflation with respect to our development portfolio, as increases in materials and other costs related to our development activities make it more expensive to develop properties. With respect to our outstanding indebtedness, we periodically evaluate our exposure to interest rate fluctuations, and may enter into derivative transactions that attempt to mitigate, but do not eliminate, the impact of changes in interest rates on our variable rate loans.
Effects of the COVID-19 Pandemic
In 2020, to mitigate the impact of the COVID-19 pandemic on our business and results of operations, we developed and executed strategies to adapt to the conditions and offer temporary relief to our clients. As a result of these efforts, we were able to identify promptly emerging trends and to take advantage of certain business opportunities. Among other things, we engaged in negotiations with our clients from a long-term view standpoint and agreed to payment extensions with the tenants who met our strict criteria. We granted a total of 38 payment extensions, representing an aggregate amount of approximately US$6.6 million, of which 82% were recovered as of December 31, 2020.
As of December 31, 2023, 100.0% of our tenants had resumed operations and we recovered the balances owed by all of our customers under their payment extensions, except for one, for which the amount due is immaterial. As a result, while many real estate sectors and regions have suffered significant losses, we believe that the COVID-19 pandemic has not had a material impact on the Mexican industrial real estate sector. Nonetheless, we continue to monitor closely our financial and operating performance and to reduce our costs where possible, and we reassessed our relationships with certain nonmaterial customers. For additional information, see note 1 to our audited consolidated financial statements appearing elsewhere in this Annual Report and “Risk Factors—Risks Related to Our Business—Health crises such as the COVID-19 pandemic may have a negative impact on our business.”
Critical Accounting Estimates
Overview
In preparing our financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. We also use judgments and estimates to recognize revenues, expenses and other transactions. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Estimates and assumptions are based on historical data and other factors deemed reasonable under the circumstances. Actual results in future periods could differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be materially and adversely affected.
For more information, see notes 2 and 3 to our audited consolidated financial statements included elsewhere in this Annual Report.
Valuation of Investment Property
Our Audit Committee has approved management’s decision to fully implement IFRS 13 in order to reflect the fair value of our investment properties in our accounting statements. We engage on a quarterly basis external appraisers in order to obtain an independent opinion as to the market value of all our investments properties, including our properties under development. We submit to each appraiser an updated rent roll of the portfolio under their review, and we provide them access to the properties, leasing contracts and specific operating details of the portfolio.
The independent appraisers use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used include assumptions, which are not directly observable in the market, to estimate the fair value of our investment property such as discount rates, long-term net operating income, inflation rates, absorption periods and market rents. This appraisal is performed on a quarterly basis. The discounted cash flows approach is used to determine the market value of our buildings, and the replacement cost approach is used to determine the market value of our Land Reserves. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset.
Following these techniques and methodologies the appraisers estimate the fair market value of all our investment properties.
In order to review the appraisers’ valuations, we have divided our portfolio among the appraisers, with at least two appraisers per geographic market. Upon receiving the appraisers’ reports, we compare valuations from the different appraisers in order to verify their accuracy. If a discrepancy is identified we review the information submitted to the appraisers. In addition, we obtain drafts of the valuation reports and perform an independent review of the results for each property. We use our knowledge of each property and regional portfolios as well as the conditions in each market, obtained through discussions with our development department, as well as his or her knowledge of movements in interest rates, turnover and other judgments used in the valuation, and reviews the reasonableness of the results reported according to these criteria and the movement in the reported result with respect to the value recorded in the previous quarter. During our review process, we share our observations concerning inconsistencies in factual information, inaccurate statements or text with the appraisers and request that they review their reports and revise if appropriate. We also challenged the appraisers as to the extent to which recent market transactions and expected rental values which they use to derive their valuations took into account the impact of climate change. After discussing with the appraisers, they provide updated final reports. The valuation commentaries and supporting evidence provided by the appraisers enabled us to consider the property specific factors that may have had an impact on value, including recent comparable transactions where appropriate. We concluded that the assumptions used by the appraisers in their valuations were supportable in light of available and comparable market evidence and, as a result, we approved the final valuation report for recording. No adjustments are performed to investment property valuation reports after such reports are finalized.
For more information, see note 8 to our audited consolidated financial statements included elsewhere in this Annual Report. Our management believes that the chosen valuation methodologies are appropriate for determining the fair value of the type of investment properties we own.
Description of Principal Line Items
The following briefly describes the components of revenue and expenses as presented in our statement of comprehensive income.
Revenues
The primary source of our revenues comes from rental income which our customers pay to us under operating leases and are recorded on an accrual basis. We provide reimbursable building services pursuant to certain leases we have entered into. As a result, we may recover certain operating expenses with respect to our leased properties from time to time. Rental income under our financial statements includes those reimbursements.
Property Operating Costs
Property operating costs are composed of (i) real estate taxes, (ii) insurance costs, (iii) maintenance costs, (iv) energy costs, and (v) other property-related expenses.
Real estate taxes vary among the Mexican states based upon values determined by local authorities. Insurance costs relate to the insurance premiums we pay to our insurance providers for insurance policies relating to each of our real estate properties, which provide coverage for acts of God, third-party liability and business interruption losses, among others. Maintenance costs include costs associated with the structural maintenance of each of our industrial buildings. Energy costs include electricity usage by our tenants using our electricity generating infrastructure. Other property-related expenses include lighting services on our properties, security services in the industrial parks we manage and on our vacant properties, legal fees for the collection of past due operating lease receivables from delinquent clients and fees we pay to industrial parks owned by third parties for certain services provided in those industrial parks. The allowance for operating lease receivables of doubtful recovery is created by our management upon their review of the age profile of accounts receivable and on a tenant-by-tenant basis depending on management’s assessment of each tenant’s likelihood to make rental payments on a timely basis.
General and Administrative Expenses
General and administrative expenses consist of the following: (i) marketing, advertising and promotion expenses, (ii) auditing and tax consulting expenses related to the review of our individual and financial statements, (iii) legal expenses for matters other than the collection of rental payments under lease agreements relating to our industrial properties, (iv) wages, salaries and bonuses that we pay to our employees, (v) employee direct benefits, (vi) indirect equity issuance and trading costs, and (vii) depreciation of office furniture.
Other Income and Expenses
Other income and expenses is composed of the following:
•interest income: interest income consists of interest earned on our cash and cash equivalents;
•other income: other income includes (i) nonrecurring items related to acquisitions of shares of other companies, (ii) non-tenant electricity charges and (iii) other miscellaneous items such as inflation and interest on recoverable income taxes;
•finance cost: interest expense primarily includes accrued interest on our debt and other financing-related expenses;
•exchange gain: based on the primary economic environment in which we operate, our management has determined that the U.S. dollar is the functional currency of Vesta and all of its subsidiaries except for WTN, which considers the peso to be its functional currency. Therefore, exchange gain represents the effect of changes in exchange rates on monetary assets and liabilities denominated in pesos held by Vesta and all of its subsidiaries except for WTN. It also includes the effects of changes in exchange rates on U.S. dollar-denominated indebtedness of WTN. We recognize an exchange gain or loss depending on whether we hold monetary assets or liabilities denominated in pesos and whether the peso appreciates or depreciates against the U.S. dollar
•gain on revaluation of investment property: gain on revaluation of investment property is the gain derived as a result of changes in the fair value of our investment properties as determined by independent appraisers. The appraisals are performed on a quarterly basis. We record a gain on revaluation of investment property for years in which the fair value of our properties increases as compared to the previous year, or a loss on revaluation of investment property if the fair value decreases; and
•Other expenses: other expenses include (i) non-tenant electricity costs and (ii) other miscellaneous commissions and expenses paid.
Profit for the Year
Profit for the year is our profit before taxes, minus income taxes.

Other Comprehensive Income (Loss)
As mentioned above, WTN considers the peso to be its functional currency. Because our financial statements are presented in U.S. dollars, we are required to translate WTN’s financial information to U.S. dollars for recognition purposes. The exchange differences on translating WTN’s financial information are reported as other comprehensive income (loss) in accordance with IFRS.
Results of Operations
The following table presents data derived from our consolidated statement of comprehensive income for the years ended December 31, 2023, 2022 and 2021.

	For the Year Ended December 31,
	2023	2022	2021
Revenue:
Rental income	213.4	178.0	160.7
Management fees	1.0	—	0.1
Property operating costs related to properties that generated rental income	(13.5)	(8.9)	(8.5)
Property operating costs related to properties that did not generate rental income	(4.8)	(2.5)	(2.2)
General and administrative expenses	(31.7)	(24.4)	(21.4)
Interest income	9.4	2.6	0.1
Other income	5.1	1.3	0.2
Other expenses	(3.0)	(0.4)	(0.1)
Finance costs	(46.3)	(46.4)	(50.3)
Exchange gain (loss) – net	8.9	1.9	(1.1)
(Loss) gain on sale of investment property	(0.5)	5.0	14.0
Gain on revaluation of investment property	243.5	185.5	164.6
Profit before income taxes	381.6	291.8	256.1
Current income tax expense	(92.0)	(42.0)	(50.3)
Deferred income tax benefit (expense)	27.0	(6.2)	(31.8)
Total income tax expense	(65.0)	(48.2)	(82.1)
Profit for the period	316.6	243.6	173.9
Other comprehensive income (loss) – net of tax:
Items that may be reclassified subsequently to profit
Fair value gain on derivative instruments	—	—	2.9
Exchange differences on translating other functional currency operations	7.9	8.9	(4.8)
Total other comprehensive income	7.9	8.9	(2.0)
Total comprehensive income for the period	324.5	252.5	172.0
Basic earnings per share (1)	0.4183	0.3569	0.2683
Diluted earnings per share (1)	0.4118	0.3509	0.2636
_______________
(1)Per share data includes the effects of Vesta’s initial public offering of 125,000,000 Common Shares on July 5, 2023; and 42,500,000 Common Shares on December 7, 2023.

Consolidated Statements of Profit and Other Comprehensive Income (Loss)
Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022
Revenues
Rental income increased US$35.4 million, or 19.9%, to US$213.4 million for the year ended December 31, 2023 from US$178.0 million for the year ended December 31, 2022. This was primarily attributable to:
•an increase of US$29.9 million, or 84.5%, in rental income from the leasing of new spaces or spaces that were vacant during 2022;
•an increase of US$8.5million, or 24.0%, in rental income resulting from increases on rent from adjustments for inflation in accordance with our leases;
•an increase US$3.2 million, or 9.0%, resulting from the reimbursement of expenses paid by us on behalf of our customers and accounted for under rental income; and
•an increase of US$1.9 million, or5.4%, due to the currency translation effects of leases denominated in Mexican pesos.
This increase was partially offset by:
•a decrease of US$8.7 million, or 24.6%, in rental income from leases that expired during 2022 and were not renewed for 2023; and
•a decrease of US$0.1 million, or 0.3%, in rental income as a result of rental rate reductions agreed upon renewal of our leases in order to retain customers.
Management fees arising from tenant improvements support increased US$1.0 million, or 100.0%, from US$0.0 million for the year ended December 31, 2022. This was primarily as a result of the contract to manage and supervise improvements entered to by tenants.
Costs and expenses
Property operating costs from investment properties that generated rental income increased US$4.6 million, or 51.7%, to US$13.5 million for the year ended December 31, 2023 from US$8.9 million for the year ended December 31,2022. This increase was primarily attributable to:
•an increase of US$0.9 million, or 19.6%, in real estate taxes due to not attaining prompt payment discounts that had been attained in 2022, to US$1.8 million for 2022 from US$2.7 million for 2023;

•an increase of US$ 0.4 million, or 8.7%, in energy costs, to US$ 1.1 million for 2023 from US$ 0.7 million for 2022 related to an increased number of properties and an increase in construction activity.
•an increase of US$0.5 million, or 10.9%, in maintenance costs, to US$2.1 million for 2023 from US$1.6 million for 2022;

•an increase of US$0.7 million, or 15.2%, in energy costs, to US$ 2.1 million for 2023 from US$1.4 million for 2022 related to tenants increase in operations;
•an increase of US$2.1 million or 45.7% in other property related expenses, considering a higher number of properties.
In addition, property operating costs from investment property that did not generate rental income increased by US$2.3 million, or 92.0%, to US$ 5 million for 2023 from US$2.5 million for 2022. This increase was primarily attributable to an increase in the number of industrial parks that we own, resulting in greater property operating costs. In particular:
•a US$0.4 million increase in real estate taxes, to US$0.7 million for the year ended December 31, 2023 from US$0.3 million for the year ended December 31, 2022; and

•a US$1.7 million increase in other property related expenses related to an increase in construction activity.
General and administrative expenses increased US$7.3 million, or 29.9%, to US$31.7 million for 2023 from US$24.4 million for 2022. This increase was primarily attributable to an increase in salaries and corresponding peso appreciation of US$4.4 million or 60.3% an increase in US$1.4 million, or 19.2% related to consulting and legal fees, and payments under our Long-Term Incentive Plan (as defined below), which increased by US$1.3 million or 17.8% to US$8.0 million for 2023 from US$6.7 million for 2022.
We recognized a share-based compensation expense of US$8.0 million in connection with the shares granted to our executive officers based on the performance of the market price of our shares for 2023, compared to US$6.7 million for 2022. The amount of this expense is determined based on the fair value of our shares as of the date of the share award, using a Monte Carlo model that takes into account the probable performance of our shares and those of a designated peer group. The Long-term Incentive Plan does not involve payments in cash and does not affect our Adjusted EBITDA or Vesta FFO. For more information, see note 20 to our audited consolidated financial statements included elsewhere in this Annual Report.
Interest income increased US$6.8 million, to US$9.4 million in 2023 from US$2.6 million in 2022. This increase was attributable to approximately US$ 6 million increase resulting from a higher cash position derived from our capital raising during July and December 2023 and approximately US$0.6 million related to the increase in interest rates.
In 2023, our finance cost decreased by US$0.1 million as a result of a certain debt prepayment.

Other income increased US$3.8 million mainly related to US$2.2 million in electricity charges to non-tenants and US$1.3 million related to insurance recoveries during 2023.
Other expenses increased US$2.6 million mainly related to US$1.8 million in electricity costs for non-tenants and US$0.8 million in other commissions and charges.

In 2023, we recorded an exchange gain of US$8.9 million, compared to an exchange loss of US$1.9 million in 2022. The exchange gain (loss) is primarily explained by the effect of exchange rates between the U.S. dollar and the Mexican peso on WTN’s U.S. dollar-denominated debt.

In 2023, we sold an investment property and one land reserve which resulted in a loss of US$0.5 million, while in 2022, we sold land resulting in a gain of US$5.0 million. We sold approximately 497,677 square feet less land reserves in 2023 compared to 2022; our sales in 2023 in Aguascalientes have a lower margin than our sales in Querétaro and Cd. Juarez during 2022, resulting in a reduction of approximately US$1.8 million. Additionally, we realized a loss of US$3.2 million related to the sale of a building where precedent conditions established the sale price before the actual closing and the fair value gain in the cost of the building in the intervening period increased by the loss amount.
We recorded a US$58.0 million increase in gain on revaluation of investment property to US$243.5 million in 2023, from US$185.5 million in 2022. The appraisal was performed as of December 31, 2023 and reflects the observed conditions of the real estate market as of such date, mainly driven by a higher gross leasable area, higher lease rates and higher average price per acre of Land Reserves in 2023 as compared to those at the end of 2022.
Income Tax Expense
Our current income tax expense increased US$50.0 million, or 119.0%, to US$92.0 million for 2023 from US$42.0 million for 2022. An increase of US$26.9 million is related to increase in leasing activity and an increase of US$23.7 million is related to the taxable inflationary adjustment which was partially offset by a decrease of US$5.3 million related to taxable currency exchange effects on U.S. denominated debt due to peso appreciation during 2023.
Deferred income tax benefit increased US$33.2 million, to US$27.0 million for 2023 from a deferred income tax expense of US$6.2 million for 2022. This benefit resulted from the following:
•US$35.0 million related to a benefit for: (i) the effect of changes in exchange rates used to convert the carrying amount of our assets (including investment property and net tax loss carryforwards) for tax purposes, from Mexican pesos to U.S. dollars, as of the end of the year, (ii) a benefit from the impact of inflation on the carrying amount of our assets (including investment property and net tax loss carryforwards) for tax purposes, as allowed by the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), and (iii) the effects of the recognition of the fair value of our investment property for accounting purposes, since the carrying amount for tax purposes remains a historical cost and is subsequently depreciated;
•US$3.0 million decrease resulting from the derecognition of forward contract deferrals during 2022;
•US$1.7 million benefit related to currency translation of WTN;
•US$0.4 million decrease related to the decrease on our reserves on lease receivables; and
•US$0.3 million decrease related to a larger accrual of employee benefits.
Our provision for income taxes in 2023 was US$65.0 million, as compared to US$48.2 million in 2022, resulting in an effective tax rate of 17% in 2023 consistent with our effective tax rate of 17% in 2022.
Total Comprehensive Income for the Year
Total comprehensive income for the year is attributable to the aggregate effect of changes in exchange rates and their effect on the translation of the operations of WTN, which is our only subsidiary that uses the peso as its functional currency. We recorded an exchange gain on the translation of other functional currency operations of US$7.9 million for 2023, a decrease of US$1.0 million compared to an exchange gain of US$8.9 million for 2022.
As a result of the above, our total comprehensive income for 2023 was US$324.5 million, an increase of US$72.0 million, or 28.5%, compared to US$252.5 million for 2022.
Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021
This analysis can be found in the section MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS of our registration statement on Form F-1 No. 333-272532 from June 29, 2023.
Non-IFRS Financial Measures and Other Measures and Reconciliations

We excluded certain electricity income and electricity costs related to an activity outside our core rental activities which are not part of our actively managed revenue generating activities from our Adjusted EBITDA, NOI, Adjusted NOI, Vesta FFO and Same-Store NOI, as this change enhances the focus of these measures on our core rental activities. Previously reported measures for December 2022 and 2021 have been updated to reflect these changes.

Reconciliation of Adjusted EBITDA, NOI and Adjusted NOI
The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation and (j) stock-based compensation, (k) energy income and (l) energy costs during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, minus depreciation and stock-based compensation during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.
Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.
NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.

	For the Year Ended December 31,
	2023	2022	2021
Profit for the period	316.6	243.6	173.9
(+) Total income tax expense	65.0	48.2	82.1
(-) Interest income	$9.4	2.6	0.1
(-) Other income	5.1	1.3	0.2
(+) Other expense	3.0	0.4	0.1
(+) Finance costs	46.3	46.4	50.3
(-) Exchange gain (loss) –– net	8.9	1.9	(1.1)
(-) Gain on sale of investment property	(0.5)	5.0	14.0
(-) Gain on revaluation of investment property	243.5	185.5	164.6
(+) Depreciation	1.6	1.5	1.6
(+) Stock-based compensation	8.0	6.7	5.6
(-) Energy Income	1.9	1.3	0.6
(+) Energy expense	2.1	0.9	0.6
Adjusted EBITDA	174.3	150.4	135.8
(+) General and administrative expenses	31.7	24.4	21.4
(-) Depreciation	1.6	1.5	1.6
(-) Stock-based compensation	8.0	6.7	5.6
NOI	196.4	166.3	150.0
(+) Property operating costs related to properties that did not generate rental income	4.8	2.5	2.2
Adjusted NOI	201.2	168.8	152.2
Reconciliation of FFO and Vesta FFO
The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the year, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) – net, other income, other expense, interest income, total income tax expense, depreciation and stock-based compensation, energy income and energy costs.
The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.
Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the year attributable to our common shareholders.
We compute FFO and Vesta FFO per share amounts using the weighted average number of ordinary shares outstanding during the relevant period. For more information, see note 12.5 to our audited consolidated financial statements.

	For the Year Ended December 31,
	2023	2022	2021	2023 (per share)	2022 (per share)	2021 (per share)

	(millions of US$)
Profit for the year	316.6	243.6	173.9	0.4118	0.3568	0.2682
(-) Gain on sale of investment property	(0.5)	5.0	14.0	(0.0007)	0.0073	0.0216
(-) Gain on revaluation of investment property	243.5	185.5	164.6	0.3167	0.2717	0.2538
FFO	73.6	53.1	(4.7)	0.0957	0.0778	(0.0072)
(-) Exchange gain (loss) – net)	8.9	1.9	(1.1)	0.0116	0.0028	(0.0017)
(-) Other income	5.1	1.3	0.2	0.0066	0.0019	0.0003
(+) Other expense	3.0	0.4	0.1	0.0039	0.0006	0.0002
(-) Interest income	9.4	2.6	0.1	0.0122	0.0038	0.0002
(+) Total income tax expense	65.0	48.2	82.1	0.0845	0.0706	0.1266
(+) Depreciation	1.6	1.5	1.6	0.0021	0.0022	0.0025
(+) Stocked- based compensation	8.0	6.7	5.6	0.0104	0.0098	0.0086
(-) Energy income	1.9	1.3	0.6	0.0025	0.0019	0.0009
(+) Energy expense	2.1	0.9	0.6	0.0027	0.0013	0.0009
Vesta FFO	128.0	103.7	85.6	0.1665	0.1519	0.1319
Ratio Data

	As of December 31,
	2023	2022	2021
Net Debt to Total Assets(1)	0.1 x	0.3x	0.2x
Net Debt to Adjusted EBITDA(2)	2.4 x	5.3x	3.7x
______________
(1)Net Debt to Total Assets represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) total assets. Our management believes that this ratio is useful because it shows the degree in which net debt has been used to finance our assets and using this measure investors and analysts can compare the leverage shown by this ratio with that of other companies in the same industry.
(2)Net Debt to Adjusted EBITDA represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) Adjusted EBITDA. Our management believes that this ratio is useful because it provides investors with information on our ability to repay debt, compared to our performance as measured using Adjusted EBITDA.

The following table reconciles net debt to total debt (which is comprised of the current portion of long-term debt, long-term debt and direct issuance cost), which are the most directly comparable financial measures calculated in accordance with IFRS:

	As of December 31,
	2023	2022	2021

	(in millions of US$)
Total debt	923.3	940.6	943.5
Current portion of long-term debt	69.6	4.6	2.9
Long-term debt	845.6	925.9	930.7
Direct issuance cost	8.1	10.1	10.0
(-) Cash and cash equivalents	501.2	139.1	452.8
Net debt	422.1	801.5	490.7
Same-Store NOI Analysis
The following table shows the number of Same-Store Properties in our portfolio and the number of properties excluded as Same-Store Properties for the years ended December 31, 2023, 2022 and 2021.

	As of December 31,
	2023	2022	2021

	(number of properties)
Total properties	214	202	189
Same-Store Properties	196	189	185
Non-Same-Store Properties	18	13	4
We present Same-Store NOI. We determine our Same-Store Properties at the end of each reporting period. Our same store population includes properties that were owned for the entirety of the applicable period and the comparable period and that have reported at least twelve months of consecutive stabilized operations. We define “stabilized operations” as properties that have reached GLA occupancy of 80.0% in relation to total GLA of such property or has been completed for more than one year, whichever occurs first.
Acquired properties will be included in the “same store” population if owned by us as of the beginning of the last comparable period and still owned by us as of the end of the current reporting period, unless the property is under development. The Same-Store Properties population is also adjusted to remove properties that were sold or entering development subsequent to the beginning of the current period. As such, the “same store” population for the period ended December 31, 2023 includes all properties that had reached twelve months of “stabilized operations” by December 31, 2022.
We calculate Same-Store NOI as rental income for the same store population less the related property operating costs related to properties that generated rental income. We evaluate the performance of the properties we own using a Same-Store NOI, and we believe that Same-Store NOI is helpful to investors and management as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period to period, thereby eliminating the effects of changes in the composition of our portfolio on performance measures.
When used in conjunction with IFRS financial measures, Same-Store NOI is a supplemental measure of operating performance that we believe is a useful measure to evaluate the performance and profitability of our investment properties. Additionally, Same-Store NOI is a key metric used internally by our management to develop internal budgets and forecasts, as well as assess the performance of our investment properties relative to budget and against prior periods. We believe presentation of Same-Store NOI provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our investment properties, as these measures depict the operating results that are directly impacted by our investment properties and is consistent period over period and exclude items that may not be indicative of, or are unrelated to, the ongoing operations of such investment properties. It may also assist investors to evaluate our performance relative to peers of various sizes and maturities and provides greater transparency with respect to how our management evaluates our business, as well as our financial and operational decision-

making. A reconciliation of Same-Store NOI to Profit for the year, the most directly comparable IFRS financial measure, is as follows:

	As of December 31,
	2023	2022	2021

	(millions of US$)
Profit for the year	316.6	243.6	173.9
(+) Total income tax expense	65.0	48.2	82.1
(-) Interest income	9.4	2.6	0.1
(-) Other income	5.1	1.3	0.2
(+) Other expense	3.0	0.4	0.1
(+) Finance costs	46.3	46.4	50.3
(-) Exchange gain (loss) – net	8.9	1.9	(1.1)
(-) Gain on sale of investment property	(0.5)	5	14
(-) Gain on revaluation of investment property	243.5	185.5	164.6
(+) General and administrative expenses	31.7	24.4	21.4
(+) Property operating costs related to properties that did not generate rental income	4.8	2.5	2.2
(-) Energy income	1.9	1.3	0.6
(+) Energy expense	2.1	0.9	0.6
(+) Property operating costs related to properties that did generate rental income related to non-Same-Store Properties	0.1	0.1	0.6
(-) Management fees related to non-Same-Store Properties	0.0	0	0.1
Same-Store NOI	201.3	168.9	152.7
Operating Data
The following table sets forth certain selected operating data relating to our business as of the dates and for each of the periods indicated:

	As of December 31,
	2023	2022	2021
Total GLA (sq. feet)	37,354,498	33,714,370	31,081,749
Total GLA (sq. meters)	3,470,347	3,132,168	2,887,589
Stabilized occupancy rate(1)	96.7%	97.3%	94.3%
_______________
(1)Stabilized occupancy rate refers to the rate of occupied stabilized properties only. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first.
B. Liquidity and Capital Resources
Overview
As of December 31, 2023, 2022 and 2021, we had cash, cash equivalents and restricted cash totaling US$501.2 million, US$139.1 million, and US$452.8 million respectively, which accounted for 13.2% , 4.7% and 16.4% of our total assets, respectively. Our cash and cash equivalents consist mainly of bank deposits and short-term investments denominated in U.S. dollars and pesos. Restricted cash represents cash and cash equivalents balances we hold that are only available for use under certain conditions pursuant to our long-term debt agreements. Because our cash balances are promptly allocated to the development and construction of properties, our treasury does not have in place a formal investment policy for these resources. We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

Our primary source of short-term liquidity is our cash flow from operating activities. We use our cash flows from operating activities primarily to fund unanticipated capital expenditures and other corporate expenses. In addition, we use cash flows from operating activities to pay dividends.
We actively explore opportunities to develop new BTS Buildings, Multi-Tenant Buildings and PTS Parks and to acquire real estate portfolios, individual buildings, Land Reserves and properties subject to sale and leaseback arrangements that meet our investment criteria. We intend to engage in strategic development projects and acquisitions within the next year, which will require us to incur in capital expenditures and payment obligations. As a result, we will require significant long-term liquidity and liquidity resources to achieve our goals.
Our long-term liquidity requirements consist primarily of funds to pay for development or redevelopment projects, renovations, expansions, property acquisitions and other nonrecurring capital expenditures that need to be made periodically. We have traditionally satisfied our long-term liquidity requirements through loans and credit facilities, such as our syndicated loan agreements, loan agreements with Metropolitan Life Insurance Company (“MetLife”) and private placements of senior notes, among others. In 2022, we entered into a three-year sustainability-linked unsecured revolving credit facility for an aggregate principal amount of US$200.0 million. We intend to satisfy our future long-term liquidity requirements through various sources of capital, including the issuance of additional equity and debt instruments. We expect any debt we may incur to contain customary restrictive covenants, including provisions that may limit our ability to incur additional indebtedness, further mortgage or transfer the applicable property, purchase or acquire additional property, change the conduct of our business or make loans or advances, or enter into any merger or consolidation with, or acquire the business, assets or equity of, any third party.
As of December 31, 2023, our investment property increased by US$473.7 million, or 17.3%, to US$3.2 billion compared to US$2.7 billion as of December 31, 2022. This increase was primarily attributable to US$259.8 million spent in acquiring new properties and improving existing properties, a US$13.0 million gain on translation of foreign currency, and a gain in revaluation of investment property of US$243.5 million, partially offset by sales of investment property of US$42.5 million.
We did not have any off-balance sheet arrangements as of December 31, 2023 and as of any prior year.
Cash Flows
The following table shows the generation and use of cash for the years ended December 31, 2023,2022 and 2021.

	For the Year Ended December 31,
	2023	2022	2021

	(millions of US$)
Net cash generated (used) by operating activities	144.8	65.2	107.9
Net cash (used) generated by investing activities	(223.1)	(262.2)	16.0
Net cash (used) generated by financing activities	444.7	(119.8)	212.5
Effects of exchange rates changes on cash	(4.4)	3.1	(4.1)
Net (decrease) increase in cash, cash equivalents and restricted cash	362.0	(313.7)	332.3
The most significant component of our cash flows from operating activities is our rental income. Cash flows from operating activities for 2023 amounted to US$144.8 million, an increase of US$79.6 million, or 122.1%, compared to US$65.2 million for 2022. Our cash flows from operating activities in 2023 were impacted primarily by a US$13.0 million increase on collection of our lease receivables; US$ 6.8 million increase in taxes recovered, a US$33.3 million decrease in prepaid services and a US$29.6 increase in leasing activity, partially offset by a US$9.1 million decrease in income taxes paid.
Cash flows used in investing activities for 2023 amounted to US$223.1 million, an increase of US$39.1 million, or 14.9%, compared to US$262.2 million used for 2022 This was primarily as a result of US$263.5 million spent on capital expenditures in properties and a US$42.5 million increase resulting from higher sales of investment properties. In 2023, our investing activities focused primarily on the construction of new buildings in the Bajío, Northern and Central regions. In 2023 and 2022, our capital investments totaled US$265.6 million and US$269.2 million, respectively.
Cash flows from financing activities for 2023 amounted to US$444.7 million, a increase of US$564.5 million,, compared to cash flows used in financing activities of US$119.8 million for 2022 This was primarily as a result of US$566.7 million resulting from the equity offerings, offset by a US$16.8 million prepayment of debt, US$2.5 million increase in dividends paid and the cash flows used during 2022 for US$15.6 million and US$1.7 million used for the repurchase of treasury shares and debt issuance costs, respectively.
Indebtedness
Overview
As of December 31, 2023, our total outstanding debt was US$915.2 million, of which US$845.6 million, or 92.4%, consisted of long-term debt denominated in U.S. dollars, and US$273.9 million was secured by 67 investment properties and our rental income from those properties.
As of December 31, 2022, our total outstanding debt was US$930.5 million, of which US$925.9 million, or 98.9%, consisted of long-term debt denominated in U.S. dollars, and US$290.6 million was secured by 67 investment properties and our rental income from those properties.
As of December 31, 2021, our total outstanding debt was US$933.5 million, of which US$930.7 million, or 99.7%, consisted of long-term debt denominated in U.S. dollars, and US$293.5 million was secured by 69 investment properties and our rental income from those properties.
Principal Financing Arrangements
As of December 31, 2023, our financing arrangements carried a weighted average cost of 4.5%, with a weighted average maturity of 4.8 years. The following table contains a summary of our long-term indebtedness as of December 31, 2023, 2022 and 2021.

					Principal Amount Outstanding as of December 31,
		Original Principal Amount	Annual Interest Rate	Maturity	2023	2022	2021

		(millions of US$)			(millions of US$)
Loan/Notes
2016	MetLife 10-year Loan	150.0	4.55%	Aug. 2026	144.3	146.7	149.1
2017	Series A Senior Notes	65.0	5.03%	Sept. 2024	65.0	65.0	65.0
2017	Series B Senior Notes	60.0	5.31%	Sept. 2027	60.0	60.0	60.0
2018	Series A Senior Notes	45.0	5.50%	May 2025	45.0	45.0	45.0
2018	Series B Senior Notes	45.0	5.85%	May 2028	45.0	45.0	45.0
2017	MetLife 10-year Loan	118.0	4.75%	Dec. 2027	104.0	117.9	118.0
2020	MetLife 8-year Loan	26.6	4.75%	Aug. 2026	25.6	26.0	26.4
Series RC Senior Notes		70.0	5.18%	June 2029	70.0	70.0	70.0
Series RD Senior Notes		15.0	5.28%	June 2031	15.0	15.0	15.0
Sustainability-linked Senior Notes		350.0	3.625%	May 2031	350.0	350.0	350.0
Sustainability-linked Revolving Credit Facility		200.0	SOFR plus 160 basis points (1)	Aug. 2025	—	—	—
(-) Less: Current portion					69.6	4.6	2.9
(-) Less: Direct issuance cost					8.7	10.1	10.0
Total long-term debt					845.6	925.9	930.7
______________
(1)Interest rate may increase if our leverage ratio exceeds 40.0%. For more information, see “—Sustainability-linked Revolving Credit Facility.”
Secured Loan Agreements with MetLife
In 2016, we entered into a 10-year secured subordinated loan agreement for an aggregate principal amount of US$150.0 million with MetLife. This loan accrues interest at an annual rate of 4.55%, payable on a monthly basis. In March 22, 2018, we obtained an additional loan under this facility for US$26,600,000, which bears interest on a monthly basis at an annual fixed rate of 4.75%. The amortization of principal under both loans commenced on September 1, 2021 and will mature in August 2026. This credit facility is secured by 46 of our properties through a security trust agreement.

In 2017, we entered into a 10-year secured loan agreement for an aggregate principal amount of US$118.0 million with MetLife, which accrues interest at an annual rate of 4.75%. This loan bore interest monthly until December 1, 2022. After this date, we are only required to make monthly payments of principal until the loan matures on December 1, 2027. This loan is currently secured by 20 of our investment properties through a security trust agreement.
Series A and Series B Senior Notes
In 2017, we completed the private placement of two series of unsecured senior notes in the aggregate principal amount of US$125.0 million (respectively, our “Series A Senior Notes” and “Series B Senior Notes”). The Series A Senior Notes amount to US$65.0 million, will mature in September 2024 and bear interest at a fixed rate of 5.03%, payable on a semi-annual basis. The Series B Senior Notes amount to US$60.0 million, will mature in September 2027 and bear interest at a fixed rate of 5.31%, payable on a semi-annual basis.
In 2018, we completed the private placement of two additional tranches of Series A Senior Notes and Series B Senior Notes in the aggregate principal amount of US$45.0 million and US$45.0 million, respectively. These two additional tranches will mature in May 2025 and May 2028, respectively, and bear interest at a fixed rate of 5.50% and 5.85%, respectively, payable on a semi-annual basis. The proceeds from the placement of the Series A and Series B Senior Notes were used to finance our growth plan and to repay the outstanding balance of our revolving credit line.
Series RC and Series RD Senior Notes
In 2019, we completed the private placement of two series of unsecured senior notes in the aggregate principal amount of US$85.0 million (respectively, our “Series RC Senior Notes” and “Series RD Senior Notes”). The Series RC Senior Notes amount to US$70.0 million, will mature in June 2029 and bear interest at a fixed rate of 5.18%, payable on a semi-annual basis. The Series RD Senior Notes amount to US$15.0 million, will mature in June 2031 and bear interest at a fixed rate of 5.28%, payable on a semi-annual basis. The Senior RC Senior Notes and Series RD Senior Notes were placed with a consortium of institutional investors and are guaranteed by five of our subsidiaries.
Sustainability-linked Senior Notes
In 2021, we completed our inaugural issuance of sustainability-linked senior notes, or our “Sustainability-linked Senior Notes,” in the aggregate principal amount of US$350.0 million. Our Sustainability-linked Senior Notes accrue interest at an annual rate of 3.625%, payable on a semi-annual basis. We used the proceeds from our Sustainability-linked Senior Notes to prepay in full the principal and interest due under our loan with MetLife, which was scheduled to mature in April 2022, and our syndicated loan with Scotiabank as lead arranger, which was scheduled to mature in August 2024. These loans amounted to US$45.8 million and US$205.0 million, respectively. Our Sustainability-linked Senior Notes will mature in May 2031.
Sustainability-linked Revolving Credit Facility
In 2022, we entered into a three-year sustainability-linked unsecured revolving credit facility, or our “Sustainability-linked Unsecured Revolver Credit Facility,” for an aggregate principal amount of US$200.0 million. This facility bears interest at a rate equal to SOFR plus 160 basis points if our leverage ratio is less than 40.0%, or SOFR plus 175 basis points if our leverage ratio is higher than 40.0%.
Under the terms of both the Sustainability-linked Senior Notes and the Sustainability-linked Unsecured Revolver Credit Facility, we must meet our Sustainability Performance Target (as defined below), in addition to complying with certain reporting requirements. Failure to meet these objectives will result in us being required to pay additional interest under the Sustainability-linked Senior Notes and the Sustainability-linked Unsecured Revolver Credit Facility. For additional information on our Sustainability-Linked Financing Framework, see “Business—Environmental, Social and Governance Matters—Sustainability-Linked Financing Framework.”
Compliance with Covenants and Financial Ratios
Pursuant to the indebtedness described herein, we are required to comply with certain covenants. Failure to do so may result in our indebtedness being accelerated. In addition, certain of our indebtedness have cross-default and cross-acceleration clauses. These covenants reflect typical market practice and include, among others, limitations on our ability to:
•merge with or into another entity;

•undergo a change of control;
•incur additional indebtedness and liens, subject to certain exceptions;
•make asset sales, subject to certain exceptions;
•make dividend and similar payments and prepayments of certain unsecured indebtedness; and
•make investments in any of the following types of properties if the applicable percentage of our total asset value set forth below pertaining to such type of investment would be exceeded immediately following that investment:
•investments in raw or undeveloped land exceeding in aggregate 15% of our total asset value;
•investments in development properties exceeding in aggregate 20.0% of our total asset value;
•investments in joint ventures exceeding in aggregate 10.0% of our total asset value;
•investments in direct and indirect interests in real property (other than as stated above) exceeding in aggregate 3% of our total asset value; and
•investments in any of the types of property described above exceeding in aggregate 35% of our total asset value.
We are also obligated under the terms of our indebtedness, among others, to:
•maintain the collateral securing the notes;
•comply with reporting requirements in connection with our financial and operational results;
•maintain the following financial ratios:
•a minimum equity value of not less than (i) US$848.8 million, plus (ii) 70.0% of the net proceeds of all offerings of our equity interests (excluding any net proceeds applied to repurchases of any of our equity interests) at all times;
•a leverage ratio not exceeding 50.0% on any test date;
•a ratio of secured debt to total asset value not exceeding 40.0% on any test date;
•a ratio of unsecured debt to unencumbered asset value not exceeding 50.0% on any test date;
•a fixed charge coverage ratio greater than 1.5 to 1.0 on any test date; and
•a ratio of unencumbered property adjusted net operating income to debt service greater than 1.6 to 1.0 on any test date.
Contractual Obligations
The following table summarizes the maturity of our contractual obligations, including periodic amortizations, as of December 31, 2023, as well as the payment dates with respect to those obligations.

		Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

	(millions of US$)
Current portion of long-term debt	70	70	0	0	0
Long-term debt	837	0	215	204	435
Total (1)	907	70	215	204	435
______________
(1)Includes debt issuance costs.

Capital Expenditures
In the year ended December 31, 2023, we incurred capital expenditures totaling US$265.6 million, primarily in connection with construction projects in the Northwest, Center, Bajío-north and Bajío-south regions. In the year ended December 31, 2022, we incurred capital expenditures totaling US$269.2 million, primarily in connection with construction projects in the Northeast, Northwest, Center, Bajío-north and Bajío-south regions.

Recent Accounting Pronouncements
For information about recent accounting pronouncements that will apply to us in the near future, see note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

Additionally, In March 2024, the U.S. Securities and Exchange Commission issued its final climate disclosure rule, which requires the disclosure of Scope 1 and Scope 2 greenhouse gas emissions and other climate-related topics in annual reports and registration statements, when material. Disclosure requirements will begin phasing in for fiscal years beginning on or after January 1, 2025. We are currently evaluating the impact of the new rule and expect to include updated climate-related disclosures in our fiscal 2026 Form 20-F.

JOBS Act
We are an “emerging growth company” under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies.
Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we choose to rely on those exemptions, we may not be required to, among other things: (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404; (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies; and (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). We would cease to be an emerging growth company if we have more than US$1.1235 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates (measured as of June 30 in any year in which we have been a reporting company for at least 12 months) or issue more than US$1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens and accordingly, the information that we provide shareholders may be different than you might get from other public companies in which you hold equity. Based on the market value of our common shares (including in the form of ADSs) held by non-affiliates, we believe that we will cease to be an “emerging growth company” measured as of June 30, 2024, in which case we will no longer be able to take advantage of the reduced reporting burdens available to emerging growth companies.

C. Research and development, patents and licenses, etc.
See Item 4. “Information of the Company—Business overview—Intellectual Property.”
D. Trend Information
The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our net revenue, income from operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:
•our business and strategy of investment strategy of investing in industrial facilities, which may subject us to risks of the sector in which we operate but uncommon to other companies that invest primarily in a broader range of real estate assets;
•our ability to maintain or increase our rental rates and occupancy rates;
•the performance and financial condition of our tenants;
•our expectations regarding income, expenses, sales, operations and profitability;
•higher interest rates, increased leasing costs, increased construction costs, distressed supply chains for construction materials, increased maintenance costs, all of which could increase our costs and limit our ability to acquire or develop additional real estate assets;
•our ability to obtain returns from our projects similar or comparable to those obtained in the past;
•our ability to successfully expand into new markets in Mexico;
•our ability to successfully engage in property development;
•our ability to lease or sell any of our properties;
•our ability to successfully acquire land or properties to be able to execute on our accelerated growth strategy;
•the competition within our industry and markets in which we operate;
•economic trends in the industries or the markets in which our customers operate;
•the continuing impact of the COVID-19 pandemic and the impact of any other pandemics, epidemics or outbreaks of infectious diseases on the Mexican economy and on our business, results of operations, financial condition, cash flows and prospects, as well as our ability to implement any necessary measures in response to such impact;
•loss of any significant customers;
•the terms of laws and government regulations that affect us, and interpretations of those laws and regulations, including changes in tax laws and regulations applicable to our subsidiaries, such as increases in real property tax rates, and changes in environmental, labor, real estate and zoning laws;
•deterioration of labor relations with third-party contractors, changes in labor costs and labor difficulties, including subcontracting reforms in Mexico comprising changes to labor and social laws;
•supply of utilities, including electricity and water, and availability of public services, to support the operations of our tenants in our properties and industrial parks;

•political and social developments in Mexico, including political instability, currency devaluation, inflation and unemployment;
•the performance of the Mexican economy and the global economy;
•the competitiveness of Mexico as an exporter of manufactured and other products to the United States and other key markets;
•limitations on our access to sources of financing on competitive terms;
•our ability to service our debt;
•the performance of financial markets and our ability to refinance our financial obligations as needed;
•changes in capital markets that might affect the investment policies or attitude in Mexico or regarding securities issued by Mexican companies;
•obstacles to commerce, including tariffs or import taxes and changes to the existing commercial policies, and change or withdrawal from free trade agreements, including the USMCA, of which Mexico is a member that might negatively affect our current or potential clients or Mexico in general;
•increase of trade flows and the formation of trade corridors connecting certain geographic areas of Mexico and the U.S., which results in a vigorous economic activity within those areas in Mexico and a source of demand for industrial buildings;
•a negative change in our public image;
•epidemics, catastrophes, insecurity and other events that might affect the regional or national consumption;
•the loss of key executives or personnel;
•restrictions on foreign currency convertibility and remittance outside Mexico;
•our ability to execute our corporate strategies;
•changes in exchange rates, market interest rates or the rate of inflation;
•the growth of e-commerce markets;
•possible disruptions to commercial activities due to acts of God and natural and human-induced disasters that could affect our properties in Mexico, including criminal activity relating to drug trafficking, terrorist activities, and armed conflicts; and
•the effect of changes to the applicable tax legislation or regulations, including amendments to the laws that are applicable to our business or our clients’ businesses, changes in accounting principles, new legislation, intervention by regulatory authorities, government directives and monetary or fiscal policy in Mexico.
For more information, see Item 3D. “Risk Factors.”
E. Critical Accounting Estimates
See Note 4 to our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this Annual Report for information regarding our critical accounting estimates.
Item 6.     Directors, Senior Management and Employees
This section sets forth information regarding our directors, officers and other managers. Unless otherwise stated, the business address of our directors, officers and other managers is c/o Corporación Inmobiliaria Vesta, S.A.B. de C.V., Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las Lomas, Cuajimalpa, C.P. 05120, Mexico City, Mexico.

A. Directors and senior management.
Our Board of Directors
Overview
Our Board of Directors is responsible for the overall management, oversight and control of our business and must hold at least four board meetings per calendar year. Directors owe us duties of care and loyalty as described below in “—Duties and Liabilities of Directors.”
Pursuant to the Mexican Securities Market Law and our bylaws, our Board of Directors may be comprised of up to 21 members, of which at least 25% must be independent within the meaning of the Mexican Securities Market Law. Our shareholders must determine whether a director qualifies as independent at the ordinary general shareholders’ meeting at which the director is appointed, and the CNBV may challenge that determination within 30 days from the date the CNBV is given notice of the appointment. Officers, individuals who have a material influence over us or authority to direct our management or business decisions, or individuals who belong to our group of controlling shareholders, do not qualify as independent directors. Our bylaws allow alternate directors to serve in place of directors if those directors are unable to attend a board meeting. Alternates for independent directors must also qualify as independent. At each general ordinary shareholders’ meeting for the appointment of directors, holders of any 10.0% block of our outstanding common shares may appoint one director to our Board of Directors and its alternate director.
Composition
Our Board of Directors consists of 10 members, eight of which (and their respective alternates) qualify as independent directors within the meaning of the Mexican Securities Market Law. All of our directors were appointed for one-year terms at the general ordinary shareholders’ meeting held on March 21, 2024. The following table sets forth the names and ages of our current directors and the year in which each of them was first elected to our Board of Directors:

Director	Age	First elected	Alternate	Age	First elected
Lorenzo Manuel Berho Corona (Chairman of the Board)	64	2001	Lorenzo Dominique Berho Carranza	41	2001
Manuela Molina Peralta*	51	2023	Jorge Alberto de Jesús Delgado Herrera*	77	2011
José Manuel Domínguez Díaz Ceballos*	64	2015	José Guillermo Zozaya Délano*	71	2020
Craig Wieland*	64	2016	Enrique Carlos Lorente Ludlow*	57	2007
Luis Javier Solloa Hernández*	57	2015	Viviana Belaunzarán Barrera*	52	2020
Loreanne Helena García Ottati*	42	2022	José Antonio Pujals Fuentes*	86	2001
Oscar Francisco Cázares Elías*	64	2014	Rocío Ruiz Chávez *	80	2019
Daniela Berho Carranza	40	2014	Elías Laniado Laborín	73	2021
Douglas M. Arthur*	43	2021	Stephen B. Williams*	73	2001
Luis de la Calle Pardo*	64	2011	Francisco Javier Mancera de Arrigunaga*	64	2011

_________________
*Independent within the meaning of the Mexican Securities Market Law and applicable SEC rules.
Alejandro Pucheu Romero is the non-member secretary of our Board of Directors, and Jimena María García-Cuellar Céspedes is the alternate non-member secretary of our Board of Directors.
Below is certain biographical information on the directors and alternate directors of our Board of Directors:
Lorenzo Manuel Berho Corona. Mr. Berho Corona is one of the founders of Vesta and was our Chief Executive Officer for 20 years. He currently serves as Chairman of the Board. He has more than 30 years’ experience in the real estate industry. From 1991 to 1992 and from 1997 to 1998, he acted as Vice President of the Mexican Chamber of the Manufacturing Industry. From 2007 to 2009, he served as President of the Mexican Association of Industrial Parks. Mr. Berho Corona serves as President of the Mexico-Germany Business Committee of the Mexican Business Council for Foreign Trade. He was Regional Chair at the YPO/WPO Real Estate Network of Latin America. Mr. Berho holds a degree in Industrial Engineering from Universidad Anáhuac and a certificate of completion of Harvard Business School’s Owner/President Management Program.

Manuela Molina Peralta. Ms. Molina currently serves as Executive Vice President and Chief Financial Officer of California Resources Corporation since May 2023. With more than 25 years of experience in the energy sector, Ms. Molina held various senior finance leadership roles at Sempra from 2010 to 2023, including Chief Financial Officer of Infraestructura Energetica Nova (IEnova), which was listed on the Mexican Stock Exchange until October 2021. Previously, Ms. Molina served in leadership roles with Kinder Morgan and the former El Paso Corporation in Mexico.Ms. Molina is a member of the Investment Committee and Debt and Equity Committee of the Company. Ms. Molina holds a bachelor’s degree in accounting by Universidad de Sonora in Hermosillo, Sonora, Mexico, where she graduated with honors. Ms. Molina also holds a master’s degree in finance by EGADE Business School at Instituto Tecnológico y de Estudios Superiores de Monterrey in Mexico City, along with certifications in finance disciplines and as a corporate director. Ms. Molina has served as board member for corporations and not-for-profit organizations in Mexico and the United States.
José Manuel Domínguez Díaz Ceballos. Mr. Domínguez is semi-retired after a banking career of almost 30 years. He began his career at Citibank in Mexico in 1985, worked at BofA Mexico for 5 years and spent the last 22 years at HSBC Mexico. He was originally responsible for its corporate banking division and its commercial banking division for Latin America, covering 15 countries. He finished his career as Chief Executive Officer of HSBC’s operations in eight Latin American countries, while being responsible for HSBC’s divestiture process in 2014. In addition to his participation in the Board of Directors and Audit, ESG, and Debt and Equity Committees of Vesta, he is currently an independent member of the boards of directors and other committees of Intercam Grupo Financiero and FinComún, Sociedad Financiera Popular, and has actively participated in various non-profit organizations in Mexico for several years. Mr. Domínguez earned an undergraduate degree in Business and Finance from Universidad Panamericana in Mexico City and an M.B.A. from the University of Wisconsin at Madison, with majors in International Business, Banking and Finance.
Craig Wieland. Mr. Wieland was the President of The Wieland-Davco Corp. Mr. Wieland joined his father—the original founder of The Wieland-Davco Corp.—as a construction worker in 1977 and, over the next 10 years, served as Superintendent, Project Manager and Vice President. Mr. Weiland was appointed President of The Wieland-Davco Corp. shortly before the passing of his father in 1990, and was responsible for The Wieland-Davco Corp.’s growth to one of the largest construction companies in the United States, with offices in Lansing, Michigan, Orlando, Florida, Shreveport, Louisiana and Newport Beach and San Diego California. He is the author of four books on various topics and genres, such as economics, conservative thought and fiction.
Luis Javier Solloa Hernández. Mr. Solloa has been a Managing Partner at Solloa-Nexia since 1995, where he is responsible for overseeing due diligence processes and annual audits. Mr. Solloa serves as a director for several Mexican and international companies and has served as a member of the Audit Committee of INFONAVIT, Abastecedora Lumen, Promotora y Operadora de Infraestructura and Gifán Internacional. Mr. Solloa is a Certified Public Accountant by Universidad Nacional Autónoma de México and holds an M.B.A. from Universidad Iberoamericana. He also holds diplomas in Financial Engineering from Colegio de Contadores Públicos de México and in Senior Business Management from Instituto Panamericano de Alta Dirección de Empresas.
Loreanne Helena García Ottati. Ms. García is a co-founder of Kavak México, which buys and sells pre-owned cars, and serves as its Chief People Officer. Prior to co-founding Kavak México, Ms. García served as Strategic Corporate Planning Manager at Coca-Cola FEMSA, as Commercial Director at Aprecia Financiera and as an associate at McKinsey & Company in the San Francisco Bay Area. Ms. García holds a B.S.-equivalent in Production Engineering from Universidad Simón Bolívar, where she served as President and Logistics Coordinator of the Expotalento job fair and as a member and President of the Association of Young Entrepreneurs. In addition, Ms. García holds an M.B.A. from Stanford Business School.
Oscar Francisco Cázares Elías. Mr. Cázares is a member of our Corporate Practices Committee. Mr. Cázares is also a member of the board of directors of Bafar and Cultiba, two public companies trading in the BMV. Previously, Mr. Cázares held the position of Chairman and Chief Executive Officer for Pepsi-Cola Mexicana S. de R.L. de C.V. and PepsiCo de México S. de R.L. de C.V. from 1999 to 2007. Mr. Cázares holds a B.S.-equivalent in Industrial Engineering, a Master’s in Business Direction from Instituto Tecnológico de Chihuahua, an M.B.A. from Instituto Panamericano de Alta Dirección de Empresas, and certificates of completion of Stanford University’s Marketing Program, Pennsylvania State University’s Management for CEOs Program, Babson College’s Program for Management Development and Harvard University’s Negotiation Program and Owner/President Management Program.

Daniela Berho Carranza. Ms. Berho is a founding partner of The Dailey Method México and serves as its Chief Executive Officer. She currently serves on our ESG Committee and previously held the position of Marketing Manager at the Company, where she focused on our corporate image strategy. Prior to joining our Company, Ms. Berho worked as Marketing Assistant at Condé Nast México and served on the Board of Directors of the Reina Madre women’s clinics since 2014. She holds a B.A.-equivalent in Business Management from Universidad Iberoamericana, an M.B.A. from Universidad Panamericana (IPADE), a diploma in Strategic Negotiation from Harvard Business School and a diploma in Real Estate Innovation from Singularity University.
Douglas M. Arthur. Mr. Arthur is President and Chief Executive Officer of SENTRE Partners. He joined SENTRE Partners in 2004 and, prior to becoming its Chief Executive Officer and President, founded SENTRE Living, a multifamily platform that acquires and develops apartments on the west coast of Mexico and the United States. He directs the investment platform and the full-service development of the Company, sets forth the strategic vision of the Company and actively participates in activities of the Company relating to acquisitions, sales, development, joint ventures and capital markets. Mr. Arthur is also a member of the Investment and the Debt and Equity Committees of the Company. He is also a licensed real estate broker in the State of California and has earned the CCIM (Certified Commercial Investment Member) and LEED AP (Leadership in Energy & Environmental Design) designations. Mr. Arthur graduated from the Executive Education OPM program at Harvard Business School and has a Master in Real Estate from the University of San Diego. He graduated with honors from the University of California, Santa Barbara.
Luis de la Calle Pardo. Mr. De la Calle is a founding partner and Managing Director of the consulting firm De la Calle, Madrazo, Mancera, S.C. and Chairman for Latin America of Hill + Knowlton Strategies. From 2000 to 2002, Mr. De la Calle served as Undersecretary of International Trade Negotiations for the Mexican Secretary of Economy. From 2002 to 2004, he acted as Managing Director of Public Strategies de Mexico Inc. Mr. De la Calle holds a B.A.-equivalent in Economics from Instituto Tecnológico Autónomo de México and a Ph.D. in Economics from the University of Virginia.
Jorge Alberto de Jesús Delgado Herrera. Mr. Delgado is the President of the Board of Directors of Deltek, S.A. de C.V., a company that develops solar energy generation and environmental protection projects. He also served as Secretary of Economic Development of the State of Morelos and Chief Executive Officer of Grupo Jet, S.A.
Mr. Delgado currently acts as adviser for Nacional Financiera and is a member of the board of trustees of Instituto Tecnológico de Estudios Superiores de Monterrey. Mr. Delgado holds a B.S.-equivalent degree in Mechanical Engineering by Instituto Politécnico Nacional and an M.B.A. from Instituto Tecnológico de Estudios Superiores de Monterrey.
Enrique Carlos Lorente Ludlow. Mr. Lorente is an alternate member of our Board of Directors. He is the founding partner of CMS Woodhouse and Lorente Ludlow, a law firm in Mexico City, where he specializes in real estate and infrastructure projects. He has participated in all stages of development required for these types of projects, including conceptualization and structuring, engagement through public bidding procedures or private contracting, development and construction, as well as the financing and daily operation of projects upon completion. He holds a law degree from Escuela Libre de Derecho.
Rocío Ruíz Chávez. Ms. Ruíz is an alternate member of our Board of Directors. She has acted as Undersecretary for Competitiveness and Regulation at the Secretary of Economy until 2018, where she was responsible for overseeing the implementation of policies aimed at improving the business environment in Mexico by facilitating the incorporation, operation and dissolution of companies in Mexico, and innovative tools for eliminating procedures. Ms. Ruíz holds a B.A.-equivalent degree in Economy from Universidad Nacional Autónoma de México and has diplomas in foreign commerce and international business and in free trade agreements from Instituto Tecnológico Autónomo de México.
Stephen B. Williams. Mr. Williams is a co-founder of Vesta and founder and board member of SENTRE Partners, a real estate investment and services company that owns, manages and leases a commercial real estate portfolio in San Diego and Orange County, California. Mr. Williams is also a co-founder of Bandwidth Now, a company which transforms commercial buildings into “next gen” environments. Mr. Williams was formerly a partner of Trammell Crow Company, where he was responsible for the San Diego area. He is active in ULI (Urban Land Institute) and was a former national board member of NAIOP. He currently serves on the boards of the San Diego Regional Economic Development Corporation and CONNECT. He was a Co-Chair of the Southern California Leadership Council and served as Chair of LEAD San Diego. He has also previously served on the boards of the San Diego Chamber of Commerce, the Burnham Institute and the Reuben H. Fleet Science Center. Mr. Williams holds a B.A. in Public Administration from the University of California, Los Angeles and an M.B.A. from the University of Southern California.

Francisco Javier Mancera de Arrigunaga. Mr. Mancera is a founding partner at De la Calle, Madrazo, Mancera, S.C. He is responsible for the area of international trade, strategic planning, and government relations for such firm. Before founding CMM, Mr. Mancera was a director at Public Strategies de México, an international public affairs company.Before entering the private sector, Mr. Mancera held several high-level government positions. In 1999-2002 he was Trade and Nafta Minister at the Embassy of Mexico in Washington, D.C., where he defended and expanded Mexico’s gains under Nafta and helped develop media, government, financial, and business alliances across the U.S. Mr. Mancera also served as senior Nafta counselor at the Mexican Embassy.
Viviana Belaunzaran Barrera. Ms. Belaunzaran is a public accountant graduated from the Instituto Tecnológico Autónomo de México. Ms. Belaunzaran obtained a certificate from the International Tax Program at Harvard University, as well as a Diploma from the International Tax Program at Instituto Tecnológico Autónomo de México. Ms. Beaunzaran is a member of the College of Public Accountants of Mexico and of the Mexican Institute of Public Accountants. Ms. Belaunzaran worked 15 years in the tax consulting area at Mancera, Ernst & Young, where she was senior manager in the international tax area of said firm. Ms Belaunzaran has participated as partner in other boutique firms specialized in tax matters and is currently a partner at the tax consulting and compliance practice of SKATT. Ms. Belaunzaran's experience includes advising companies of the financial sector, multinational companies, private and public funds.
Elías Laniado Laborín. Mr. Laniado managed Vesta’s portfolio in Baja California from 2005 to 2021, when he retired. Prior to joining Vesta, he was the managing partner for Grupo La Mesa, a company that developed La Mesa Industrial Park and Nordika Industrial Park in Tijuana, Baja California. Mr. Laniado was a founding partner of Alepo Construcciones, a construction company in Tijuana, Baja California. He was also a pioneer in the development and installation of a variety of industrial plants in El Salvador and Costa Rica. Mr. Laniado graduated as a mechanical electrical engineer from the Universidad Autonoma de Guadalajara, and also took post-graduate courses in Industrial Engineering at San Diego State University. Mr. Laniado enrolled in the real estate and business administration program at Harvard University in 2007. He has been and still is an active member in several organizations that focus in the promotion of the industrial economic development in the city of Tijuana. Mr. Laniado was appointed honorary consul of Norway for the States of Baja California and Sonora in 1990, an honorary position granted by that country up to this date. He was also the president of the accredited consular corps in the State of Baja California. He is currently a board member of the Smart Border Coalition, a board member of CDT and a board member of Scotia Bank Inverlat.
José Guillermo Zozaya Délano. Mr. Zozaya was the president, general manager and executive representative of Kansas City Southern México, a major rail freight transport company in Mexico, from 2006 to 2020. Before that, Mr. Zozava acted as legal and governmental relations director of Exxon Mobile México and he was also director of research at the Mexican Antitrust Commission. He has extensive experience as corporate lawyer and as executive officer. Mr. Zozaya was the first non-US president of the prestigious American Chamber Mexico. He also serves as president of the Mexican Transportation Council and is a member of several associations such as the Latin American Railroad Association, the National Association of Business Lawyers, the Appleseed Mexico Foundation, the National Academy of Lawyers, the Executive Council of Global Companies and the US-Mexico Chamber of Commerce. Mr. Zozaya obtained his BA degree in law from the Universidad Iberoamericana, has a diploma in corporate law from the Instituto Tecnológico Autónomo de México, he completed the international management executive program at the Thunderbird University, and the Lawyers Management Program at Yale University, among others.
José Antonio Pujals Fuentes. Mr. Pujals was the managing director at Rassini Auto Parts Division from 1992 to 1999. Before that, he was managing director at Moresa (TRW), general manager of assembly plants and vice president of manufacturing at Chrysler de México, president and chief executive officer of Barnes Group, vice president of manufacturing in General Mills toys division, among others. Mr. Pujals was also chairman of the Mexico-Germany Committee of COMCE, where he is currently a honorary president and he also has been a guest teacher and speaker in the Master Programs of Instituto Panamericano de Alta Dirección de Empresas (IPADE). Mr. Pujals is a mechanical engineer from the Instituto Politécnico Nacional (IPN) and has bachelor’s degree in administration from the Instituto Tecnológico Autónomo de México (ITAM). Mr. Pujals also completed an industrial engineering course from the Massachusetts Institute of Technology (MIT).
Lorenzo Dominique Berho Carranza. Mr. Berho Carranza has been our chief executive officer since August 1st, 2018. Before that, he was our operating officer and was responsible for the performance of our business, including acquisitions of properties, valuation and analysis of investments, capital raising and financial efforts, as well as projects such as mergers, co-investments and structures of the Company. Previously, he held the office of asset management within the Company. He also served as vice president of the Urban Land Institute in Mexico. Mr. Berho Carranza holds an industrial engineer degree from the Universidad Iberoamericana and received a master’s degree in real estate sciences from the University of San Diego. Mr. Berho Carranza is the son of Mr. Lorenzo Manuel Berho Corona.
Powers and Authority
Our Board of Directors is our legal representative and is authorized to take action on any matter not otherwise expressly reserved to our shareholders.
Pursuant to the Mexican Securities Market Law and our bylaws, our Board of Directors must approve, among others, the following matters (with the recommendation of the relevant committee, when appropriate):
•our general strategy;

•the creation of any committees, other than the Audit Committee and the Corporate Practices Committee;
•the guidelines for the use of our corporate assets and those of the companies we control;
•any transaction with a related party, except in limited circumstances (as described in “Related Party Transactions”);
•any unusual or nonrecurring transaction, or any transaction involving the acquisition or sale of assets, the creation of liens, the granting of guaranties or the assumption of liabilities representing 5.0% or more of our consolidated assets during any fiscal year;
•the appointment, removal and compensation of our Chief Executive Officer;
•a waiver with respect to any board members that wish to take advantage of any corporate opportunities;
•our accounting and internal control policies;
•our accounting policies, in light of applicable accounting policies;
•the selection of our external auditors;
•our compensation policy for members of our committees and senior management;
•our policies for the disclosure of information; and
•the opinion that will be submitted for approval at our annual shareholders’ meeting with respect to the report of our Chief Executive Officer (which includes our audited consolidated financial statements) and the report on the accounting policies and criteria used in the preparation of our financial statements.
In addition, pursuant to the Mexican Securities Market Law and our bylaws, our Board of Directors has the power to, among other actions (with the recommendation of the relevant committee, when appropriate):
•identify and supervise the risks to which we and our operations are subject;
•order the Chief Executive Officer to disclose material non-public information;
•approve policies relating to the acquisition and disposition of our common shares;
•appoint, when necessary, provisional members of our Board of Directors; and
•determine the applicable actions to correct irregularities, and implement the appropriate corrective measures.
Board meetings may be called by (i) 25% of the directors, (ii) the Chairman of the Board of Directors, (iii) the Chairman of the Audit Committee or Corporate Practices Committee, or (iv) the Secretary of the Board. Meetings must be called at least five and no less than three days prior to the projected meeting date. The general quorum for board meetings to convene is a majority of the directors, except for meetings convened for the purpose of authorizing acquisitions of blocks of shares subject to transfer restrictions or a change of control, which require a quorum of 75% of the directors. Actions at board meetings generally may be taken by the affirmative vote of a majority of the directors present, excluding actions at meetings convened for purposes of authorizing acquisitions of blocks of shares subject to transfer restrictions or a change of control, which must be taken by 75% of the directors.
Duties and Liabilities of Directors
The Mexican Securities Market Law imposes duties of care and loyalty on directors and principal officers.

Duty of Care
The duty of care generally requires that directors obtain sufficient information and be sufficiently prepared to support their decisions and to act in the best interest of our Company and our subsidiaries. The duty of care is principally discharged by our Board of Directors by:
•requesting and obtaining information about us and our subsidiaries that is necessary to participate in discussions and making decisions;
•requesting the attendance of officers and external auditors where their attendance may contribute or be informative to decision-making at meetings;
•requesting and obtaining information from third-party experts;
•attending board meetings;
•disclosing material information in possession of directors;
•postpone meetings of our Board of Directors for up to three calendar days when any board member has not been called or has not been timely called or, as applicable, was not provided with information given to the other board members; and
•discuss and vote, exclusively when solely members and the secretary are present.
Failure to act with care subjects the relevant directors to joint liability with the other directors if that breach causes direct damages and losses to us or to our subsidiaries. Liabilities may be and are in fact limited by our bylaws (and are limited by our bylaws) or by shareholder resolution, except in the case of bad faith, willful misconduct or illegal acts. Liability is further limited by a safe-harbor if the director: (i) acted in good faith; (ii) complied with the applicable law and our bylaws, (iii) made a decision based upon information provided by officers, external auditors or third-party experts, the capacity and credibility of which were not the subject of reasonable doubt; (iv) selected the most appropriate alternative in good faith and any negative effects of that decision were not reasonably foreseeable; and (v) actions were taken in compliance with resolutions adopted at a shareholders’ meeting.
Liability for a breach of the duty of care may also be covered by indemnification provisions and director and officer liability insurance policies.
Duty of Loyalty
The duty of loyalty primarily consists of a duty to maintain the confidentiality of information received in connection with the performance of a director’s duties and to abstain from discussing or voting on matters where the director has a conflict of interest. In addition, the duty of loyalty is breached if: (i) a shareholder or group of shareholders is knowingly favored; (ii) without the express approval of the Board of Directors, a director takes advantage of a corporate opportunity; (iii) the director discloses or causes the disclosure of false or misleading information; (iv) a director fails to register, or causes the failing to register, any transaction in the Company’s records that could affect its financial statements; (v) the director causes material information not to be disclosed or modified; or (vi) the director uses corporate assets or approves the use of corporate assets in violation of an issuer’s policies.
The violation of the duty of loyalty subjects the offending director to joint and several liability for damages and losses caused to the Company and our subsidiaries. Liability also arises if damages and losses result from benefits obtained by the directors or third parties, as a result of activities carried out by the directors. Liability for breach of the duty of loyalty may not be limited by the Company’s bylaws, by resolution of a shareholders’ meeting or otherwise.
Claims for breach of the duty of care or the duty of loyalty may be brought solely for the benefit of the Company (as a derivative suit) and may only be brought by the issuer or by shareholders representing at least 5% of any outstanding common shares.
Under the Mexican Securities Market Law, the Company’s Chief Executive Officer and principal executives are also required to act for the benefit of the Company and not of a shareholder or group of shareholders and are subject to the duties of care and loyalty. Principally, these executives are required to submit to the Board of Directors for approval the principal strategies for the business, to submit to the Audit Committee proposals relating to internal control systems, to disclose all material information to the public and to maintain adequate accounting and registration systems and internal control mechanisms.
Executive Officers
The following table sets forth the names and ages of our current executive officers, their current positions and the year in which they were first appointed to those positions.

Name	Position	Age	First appointed
Lorenzo Dominique Berho Carranza	Chief Executive Officer	41	2018
Juan Felipe Sottil Achutegui	Chief Financial Officer	64	2009
Guillermo Díaz Cupido	Chief Investment Officer	70	2016
Diego Berho Carranza	Chief Portfolio Officer	36	2018
Alfredo Marcos Paredes Calderón	Chief Human Resources and Integrity Officer	50	2016
Alejandro Pucheu Romero	General Counsel	49	2007
Francisco Eduardo Estrada Gómez Pezuela	Executive Regional Vice President – Bajío and Central Region	59	1998
Mario Humberto Chacón Gutiérrez	Executive Regional Vice President – North Region	43	2021
Rodrigo Cueto Bosch	Senior Vice President, Strategic Transactions	45	2021
Juan Carlos Cueto Riestra	Vice President, New Business – Central Region	45	2019
Adriana Eguía Alaniz	Vice President, New Business – Baja California	41	2019
Mario Adalberto Ortega Chávez	Vice President, New Business – Aguascalientes	62	2016
Alejandro Rafael Muñoz Pedrajo	Vice President, New Business – Silao	48	2016
Teodoro Hugo Díaz Estrada	Vice President, Asset and Property Management	47	2020
Carlos Alberto Aranda Hernández	Vice President, Development and Capital Projects	46	2020
Laura Elena Ramírez Zamorano Barrón	ESG Director	40	2020
María Fernanda Bettinger Davó	Director of Investor Relations	31	2020
Lorenzo Dominique Berho Carranza. See “—Our Board of Directors—Composition” above.
Juan Felipe Sottil Achutegui. Mr. Sottil joined the Company in 2009 and serves as our Chief Financial Officer. He has a broad experience in debt and capital markets, accounting, finance and treasury management. He began his career in the Treasury – Financial Derivatives of Citibank until 1992. From 1992 to 1997, he served as Managing Director for ING, where he headed the Capital Markets department. From 1997 to 2001, he held the position of Director of Global Markets at Deutsche Bank Mexico and he opened the bank’s Mexican branch. He has served as a board member to several companies, most notably to Qualitas, Compañía de Seguros, S.A.B. Mr. Sottil holds a B.S.-equivalent in Industrial Engineering from Universidad Anahuac and holds an M.B.A. from Harvard Business School.
Guillermo Díaz Cupido. Mr. Díaz serves as our Chief Investment Officer. Mr. Díaz has over 20 years’ industry experience, including as Head of the Investment Committee for Jones Lang LaSalle, where he oversaw the design and implementation of investment strategies across Mexico’s real estate sector. Mr. Díaz holds a B.S.-equivalent in Electromechanical Engineering from Instituto Tecnológico del Estado de México, an M.S.C. in Management from the Krannert Graduate School of Management of Purdue University and a Ph.D. in Management from Instituto Tecnológico y de Estudios Superiores de Monterrey in Mexico City.
Diego Berho Carranza. Mr. Berho serves as our Chief Portfolio Officer and is responsible for overseeing all aspects of our portfolio’s development and management. He previously served as our Vice President of Development and as Project Manager in several regions. Mr. Berho is a LEED Green Associate and holds a B.S. in Civil Engineering from the Technical University of Munich, with a focus on Sustainable Development, and a Certificate in Real Estate Project Financing and Development from the Massachusetts Institute of Technology.
Alfredo Marcos Paredes Calderón. See “—Committees of the Board of Directors—Ethics Committee”below.
Alejandro Pucheu Romero. See “—Committees of the Board of Directors—Ethics Committee” below.

Francisco Eduardo Estrada Gómez Pezuela. Mr. Estrada serves as our Vice President of New Business for the Bajío Region. Mr. Estrada previously served as President of the Bernardo Quintana 2007–2009 Industrial Park and as Project Manager for the Querétaro Aerospace Park. Mr. Estrada holds a B.A.-equivalent in Accounting from Universidad Iberoamericana, a diploma in Real Estate from Universidad Intercontinental, and certificates of completion from Harvard University’s Negotiation Program and Real Estate Management Program.
Mario Humberto Chacón Gutiérrez. Mr. Chacón has served as our Senior Vice President of New Business for the Northern Region since January 2022 and previously served as our Vice President of New Business for the North-central and Northeast Regions from 2016 to 2021. Mr. Chacón began his career in the real estate industry in 2005 in the Industrial Development Division of Brasa Desarrollos, and also worked at IDI Gazeley | Verde Realty (Brookfield Properties). He is a founding member of the Chihuahua Economic Development Corporation and currently serves as its Vice Chairman of Industrial Developers Group. Mr. Chacón holds a B.A.-equivalent in Business Management with a focus on finance from Instituto Tecnológico y de Estudios Superiores de Monterrey and has completed several post-graduate courses and seminars at New York University and the Massachusetts Institute of Technology.
Rodrigo Cueto Bosch. Mr. Cueto serves as our Senior Vice President of Transactions since 2021. Mr. Cueto has over 20 years’ industry experience in Real Estate Investment Management. Mr. Cueto is responsible for supporting us in the stewardship of our FFO growth strategies. Prior to joining Vesta in 2021, Mr. Cueto worked at Walton Street Capital for four years in the industrial platform, where he successfully invested and divested in the real estate sector. Prior to those roles, he served for an aggregate of ten years in MetLife Investment Management and Citigroup, in real estate financing and capital markets. Mr. Cueto holds a B.S.-equivalent in Industrial Engineering from Universidad Iberoamericana in Mexico City and a Diploma from IPADE business school.
Juan Carlos Cueto Riestra. Mr. Cueto serves as our Vice President of New Business for the Central Region, having served previously as our Vice President of Asset Management. Mr. Cueto served in various capacities at Wal-Mart de México y Centroamérica over a seven-year period, including as District Manager for Restaurantes Vips, Divisional Productivity Manager, where he was responsible for providing support to all of the group’s operating areas, and Assistant Vice President of Operating Efficiency of the Suburbia department stores, where he was responsible for implementing the company’s growth plan and overseeing various renovation and maintenance projects. His last position there before joining our Company was as Chief Operating Officer of Fibra Uno. Mr. Cueto is a graduate of Universidad Anáhuac and received his M.B.A. from IE Business School.
Adriana Eguía Alaniz. Ms. Eguía serves as our Vice President of New Business, Baja California. Previously, Ms. Eguía served as Chief Executive Officer of the Tijuana Economic Development Corporation, where she was responsible for attracting new foreign direct investment to the region through the promotion of innovation and human talent recruiting programs. She remains a director for the Tijuana Economic Development Corporation and also serves as director for the Red Cross of Tijuana. Ms. Eguía holds a B.A.-equivalent in International Business Management and an M.B.A., in each case from Centro de Enseñanza Técnica Superior.
Mario Adalberto Ortega Chávez. Mr. Ortega serves as our Vice President of New Business for Aguascalientes and is responsible for the identification, planning and startup of operations of our industrial parks in the Mexican states of Aguascalientes, Jalisco and San Luis Potosí, as well as for the development of commercial strategies for attracting world-class tenants for those properties. Prior to joining Vesta, he served as Deputy Secretary of Investment Promotion and Foreign Trade at the Ministry of Economic Development of the State of Aguascalientes from 2010 to 2016, and engaged in business in the automotive industry and served on the boards of various business and social organizations from 1994 to 2010. Mr. Ortega holds an M.B.A. in Public Relations.
Alejandro Rafael Muñoz Pedrajo. Mr. Muñoz has served as our Vice President of New Business for the Guanajuato Region since joining our Company in 2016. Previously, he served as General Director of Enticement of Foreign Investment and Foreign Businesses for the City of León, Guanajuato from 2009 to 2011, and as General Director of the León Industrial City Trust, which is the administrator of the city’s industrial land portfolio and oversees its use and the operation of its infrastructure to facilitate the construction and operation of industrial parks and other facilities thereon. Prior to that, Mr. Muñoz served as Commercial Director for the City of León at STIVA, a Monterrey-based developer of industrial parks, retail space and housing projects. Mr. Muñoz holds a B.A.-equivalent in International Commerce from Universidad La Salle.
Teodoro Hugo Díaz Estrada. Mr. Díaz serves as our Director of Asset and Property Management. Mr. Díaz joined Vesta in 2016 as Administrative Development Manager and was later promoted to Director of Portfolio Administration. Mr. Díaz previously held various positions at Robert Bosch México over a 16-year span, including Health, Safety,

Environmental and Emergency Response Manager, Building Maintenance and Plant Servicing Manager, and National Land and Buildings Manager. Mr. Díaz holds a B.A.-equivalent in Architecture from Universidad Autónoma del Estado de México, and has ISO 14001, OHSAS 18001 and Procore Project Manager certifications.
Carlos Alberto Aranda Hernández. Mr. Aranda serves as our Director of Development and Capital Projects and previously served as our Technical Director of Development. Mr. Aranda’s prior experience includes various positions at Grupo GA&A over a 13-year span, including those of Analyst and Manager and Coordinator of Construction Costs. Mr. Aranda holds an Engineering and Architecture degree from Instituto Politécnico Nacional and a certificate in Construction Management from Instituto Tecnológico de Estudios Superiores de Monterrey.
Laura Elena Ramírez Zamorano Barrón. Ms. Ramírez serves as our ESG Director. Ms. Ramírez has over 15 years’ experience in the development of human resources, gender equality, social investment, communications, public relations, sustainability and corporate governance programs at private sector companies, including Grupo Bimbo, Avon Cosmetics and Atento. Ms. Ramírez holds a Master’s degree in Applied Public Works Management from Instituto Tecnológico y de Estudios Superiores de Monterrey, and various diplomas and certificates of completion of post-graduate studies from Instituto Tecnológico Autónomo de México, Facultad Latinoamericana de Ciencias Sociales and Instituto Tecnológico de Estudios Superiores de Monterrey.
María Fernanda Bettinger Davó. Ms. Bettinger serves as our Director of Investor Relations. She joined our Company as an analyst in 2016 and was later promoted to Interim Director of Investor Relations. Ms. Bettinger previously served as an analyst at Discovery Americas. She holds a B.A.-equivalent in Finance and Public Accounting from Universidad Anáhuac.
B. Compensation of Directors and Executive Officers
Overview
In the years ended December 31, 2023, 2022 and 2021, we paid compensation in the aggregate amount of US$$15.1 million, US$12.9 million and US$10.3 million, respectively, to our directors and members of our management team through our subsidiary Vesta Management.
The aggregate compensation of our executive officers includes share-based payments, based on individual performance and our results of operations, but does not include the cost of the incentive plans described below. The aggregate compensation of our directors is approved by our shareholders’ meeting. Our directors are not entitled to other compensation in connection with their attendance to any board meeting or meeting of our committees. In the event that a board meeting or a meeting of a committee is attended by both a member and such member’s alternate, only the former will be entitled to compensation unless the board, the relevant committee or the Chairman of the Board of Directors determines that the attendance of the alternate was necessary for purposes of a specific matter. There are no service contracts between our directors, and the Company or any of its subsidiaries providing for benefits upon termination of employment.
Long-Term Incentive Plan
At the general extraordinary shareholders’ meeting held January 21, 2015, our shareholders approved our Vesta 20-20 long-term incentive plan, or our “Long-Term Incentive Plan.” On March 13, 2020, our shareholders extended our Long-Term Incentive Plan for an additional 5-year period.
Under the Long-Term Incentive Plan, as approved by our Board of Directors, we use a “relative total return” methodology to determine the aggregate number of common shares we will grant. As a result, the number of granted common shares for each of the years in which the Long-Term Incentive Plan is in effect will be based on the performance of the total annual relative return on our common shares as compared with the shares of other public companies.
The granted common shares will vest over a period of three years from the grant date. As of the date of this Annual Report, 22 members of our senior and mid-level management are eligible to participate in the Long-Term Incentive Plan. We are permitted to grant a maximum of 13,750,000 common shares under the Long-Term Incentive Plan between 2021 and 2025. There will be no cash payments made in respect of the granted common shares. Common shares granted each year will be deposited in a trust for delivery to our executive officers on three settlement dates occurring 24, 36 and 48 months from the grant date, assuming the participants are still then employed by us.
Based on the performance of our common shares, during the years ended December 31, 2023, 2022 and 2021 we granted an aggregate of 8,655,670, 8,456,290 and 8,331,369 common shares, respectively, under the Long-Term

Investment Plan. The amount of this expense was determined based on the fair market price of our common shares on the grant date, using a “Monte Carlo” valuation method, which takes into consideration the performance of our common shares for the year. Because the performance of our common shares is considered a market condition under IFRS 2, our compensation expense, as determined on the grant date, cannot be reversed even if we do not grant any common shares. The compensation expense does not affect our cash position and does not have any dilutive effect on our existing shareholders. As of December 31, 2023, there are 8,655,670 share units outstanding, which have a weighted average remaining contractual life of 13 months. However, a total of 4,101,799 share units vested on January 1, 2024. Moreover, we granted 2,687,530 additional share units in April 2024.
During the years ended December 31, 2023, 2022 and 2021, our compensation expense in connection with the Long-Term Incentive Plan was US$$8.0 million, US$6.7 million and US$5.6 million, respectively. The compensation expense related to the Long-Term Incentive Plan will continue to accrue through the end of the service period.
Retirement Plan
In 2021, we established a retirement plan that extends to all of our full-time, non-unionized and permanent employees. Employees become entitled to the benefits of this plan when they reach the age of 65 and have at least 10 years of service at the Company. Employees under the age of 60 with at least 10 years of service at the Company have the option of early retirement, in which case they are entitled to a pro rata share of the financial retirement benefit based on their age.
Family Relationships
Lorenzo Manuel Berho Corona is the father of Lorenzo Dominique Berho Carranza, our Chief Executive Officer, Diego Berho Carranza, our Chief Portfolio Officer, and Daniela Berho Carranza, who is a member of our Board of Directors. Lorenzo Dominique Berho Carranza serves as his father’s alternate on our Board of Directors.
Director Independence
Our Board of Directors is comprised of 10 members upon the closing of this Annual Report. As a foreign private issuer, under the listing requirements and rules of the NYSE, we are not required to have independent directors on our Board of Directors, except that our Audit Committee is required to consist fully of independent directors, subject to certain phase-in schedules.
However, our Board of Directors has undertaken a review of the independence of each director, and based on information provided by each director concerning his background, employment and affiliations, our Board of Directors has determined that the persons designated as independent members in “—Our Board of Directors” do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our share capital by each non-employee director, and the transactions involving them described in “Related Party Transactions.” In addition, all of the members of our Audit Committee are independent.
Employment Agreements
We have entered into employment agreements, either directly or through our operating subsidiaries, with all employees and officers, which set forth the basis for their full compensation, including salary, short and long-term incentives and special compensation for certain officers in case of termination due to change of control.
C. Committees of the Board of Directors
Overview
The Board of Directors may constitute committees that are considered necessary for our operations, except for the Audit Committee and the Corporate Practices Committee, which are required under the Mexican Securities Market Law. Our Board of Directors has established an Investment Committee, an Ethics Committee, an ESG committee, and a Debt and Equity Committee. The composition and responsibilities of each of the committees of our Board of Directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our Board of Directors.

Audit Committee
The Mexican Securities Market Law requires us to have an Audit Committee composed of at least three independent directors, one of whom must qualify as a “financial expert” within the meaning of the Mexican General Issuers’ Rules. The members of the Audit Committee are appointed to one-year terms by our Board of Directors, except for the committee’s chairman, who is appointed by our shareholders to serve for a one-year term also. The Audit Committee is comprised of four members. The Chairman of the Board of Directors is a permanent invitee to the meetings of our Audit Committee.
The following table sets forth the names and titles of the current members of our Audit Committee, all of whom were appointed to a term ending on December 31, 2024:

Name	Title
Luis Javier Solloa Hernández	Chairman
Manuela Molina Peralta	Member
José Manuel Domínguez Díaz Ceballos	Member
Viviana Belaunzarán Barrera	Member
Our Board of Directors has determined that Luis Javier Solloa Hernández, José Manuel Domínguez Díaz Ceballos, Manuela Molina Peralta and Viviana Belaunzarán Barrera meet the requirements for independence under the listing standards of the Mexican Securities Market Law and SEC rules and regulations. Each member of our Audit Committee also meets the financial literacy and sophistication requirements of the listing standards of the NYSE. In addition, our Board of Directors has determined that Luis Javier Solloa Hernández, Manuela Molina Peralta and Viviana Belaunzarán Barrera are financial experts within the meaning of Item 407(d) of Regulation S-K under the Securities Act.
Our Audit Committee must prepare an annual report for submission to our Board of Directors that must include (i) the condition of our internal control and internal audit systems and any control deficiencies, (ii) the evaluation of the performance of our independent auditor, (iii) the results of its review of our financial statements, and (iv) any change in our accounting policies. In addition, our Audit Committee is responsible for, among other things, the following:
•providing an opinion to our Board of Directors with respect to the report by our Chief Executive Officer on the adequacy and sufficiency of the policies and criteria followed in connection with the preparation of our financial information;
•requesting information from our Chief Executive Officer and other employees with respect to the preparation of our financial information;
•requesting the opinion of independent experts where necessary or advisable;
investigating violations to our operating guidelines and policies and record-keeping processes; and
•reporting any material issues to our Board of Directors.
The quorum for meetings of our Audit Committee is established by a majority of its members. Action can be taken by the affirmative vote of a majority of the members attending the meetings.
Certain biographical information for the members of our Audit Committee is set forth above under “—Our Board of Directors—Composition."
Corporate Practices Committee
The Mexican Securities Market Law requires us to have a Corporate Practices Committee comprised entirely of independent directors. The members of our Corporate Practices Committee are appointed by our Board of Directors, except for the Corporate Practices Committee’s chairman, who is appointed by our shareholders. The members of our Corporate Practices Committee and its chairman serve for one-year terms. Four members comprise our Corporate Practices Committee. The Executive Chairman of our Board of Directors is a permanent invitee to the meetings of our Corporate Practices Committee.

The following table sets forth the names and titles of the current members of our Corporate Practices Committee, all of whom were appointed to a term ending on December 31, 2024:

Name	Title
Francisco Javier Mancera de Arrigunaga	Chairman
José Antonio Pujals Fuentes	Member
José Guillermo Zozaya Delano	Member
Oscar Francisco Cázares Elias	Member
Among other things, our Corporate Practices Committee is responsible for the following:
•providing an opinion to our Board of Directors with respect to the financial information submitted by our Chief Executive Officer;
•assisting our Board of Directors in the preparation of reports to our shareholders for submission at the annual shareholders’ meeting;
•reviewing, recommending and reporting on the execution of related party transactions;
•acting as nominating committee and recommending individuals for appointment to our Board of Directors and committees and to executive positions;
•providing opinions to our Board of Directors in connection with the performance of our executive officers and their compensation;
•providing opinions regarding permitting our directors and executive officers to take advantage of corporate opportunities;
•requesting the opinion of independent experts where necessary or advisable; and
•calling shareholders’ meetings.
The quorum for meetings of our Corporate Practices Committee is established by a majority of its members. Action can be taken by the affirmative vote of a majority of the members attending the meetings.
Certain biographical information for the members of our Corporate Practices Committee is set forth above under “—Our Board of Directors—Composition."
Investment Committee
Our Investment Committee was established on a permanent basis by our Board of Directors on July 25, 2012. Five members and their respective alternates comprise our Investment Committee. The following table sets forth the names and titles of the current members of our Investment Committee, all of whom were appointed to a term ending December 31, 2024:

Name	Title
Douglas M. Arthur	Chairman
Lorenzo Manuel Berho Corona	Member
Stephen B. Williams	Member
Craig Wieland	Member
Manuela Molina Peralta	Member
Our Investment Committee is responsible for analyzing, evaluating and approving all of our investments, designing, developing, monitoring and executing our real estate projects and securing financing for any project not exceeding US$30.0 million or its equivalent in any other currency, whether in a single transaction or a series of related transactions. Our Investment Committee must submit an annual report on its activities to our Board of Directors.
The quorum for meetings of our Investment Committee is established by a majority of its members. Action can be taken by the affirmative vote of a majority of the members attending the meetings.

Ethics Committee
Our Ethics Committee was established on a permanent basis by our Board of Directors on April 2, 2013. Five members comprise our Ethics Committee, including two independent alternate directors, one non-independent director and two of our senior officers appointed by our Board of Directors. The following table sets forth the names and titles of the current members of our Ethics Committee, all of whom were appointed to a term ending on December 31, 2024:

Name	Title
José Antonio Pujals Fuentes	Chairman
Elías Laniado Laborín	Member
Alejandro Pucheu Romero	Member
Alfredo Paredes Calderón	Member
Daniela Berho Carranza	Member
Our Ethics Committee is responsible for enforcing our code of ethics, keeping our code of ethics updated in order to ensure its effectiveness as a tool for our Company, our employees and others, advising as to our interactions with special interest groups and receiving, reviewing and addressing all questions, complaints, suggestions or inquiries from persons with whom we maintain relationships. Our Ethics Committee must submit an annual report on its activities to our Board of Directors.
The quorum for meetings of our Ethics Committee is established by a majority of its members. Action can be taken by the affirmative vote of a majority of the members attending the meetings.
Below is certain biographical information on the members of our Ethics Committee that has not otherwise been provided above:
Alejandro Pucheu Romero. Mr. Pucheu serves as our General Counsel, as the secretary of our Board of Directors and as a member of our Ethics Committee. Prior to joining Vesta, Mr. Pucheu served as a senior associate of the international practice group of Haynes and Boone, both in Mexico City and Houston, Texas. Mr. Pucheu holds a J.D.-equivalent from Escuela Libre de Derecho, a Master’s degree in International and Economic Law from the University of Houston and a Diploma in Real Estate Investment Management from Harvard Business School.
Alfredo Marcos Paredes Calderón. Mr. Paredes serves as our Chief Human Resources and Integrity Officer, and as a member of our Ethics Committee. Mr. Paredes has over 20 years’ experience in human resources at companies across multiple industries, including Avantel (telecom), PepsiCo and Danone (consumer goods), and MerzPharma (pharmaceutical). Mr. Paredes holds a B.A.-equivalent in Business Management from Universidad Intercontinental, a diploma on Human Resources Strategic Management from Instituto Tecnológico Autónomo de México and a diploma on Training Program Management from Instituto Tecnológico y de Estudios Superiores de Monterrey.
ESG Committee
Our ESG Committee was established on a permanent basis by our Board of Directors on September 30, 2013. The following table sets forth the names and titles of the current members of our ESG Committee, all of whom were appointed to a term ending on December 31, 2024:

Name	Title
Jorge Alberto de Jesús Delgado Herrera	Chairman
José Manuel Domínguez Díaz Ceballos	Member
Daniela Berho Carranza	Member
Lorenzo Manuel Berho Corona	Member
Loreanne Helena García Ottati	Member
Our ESG Committee is responsible for designing and developing our proposed ESG strategy and submitting it for approval to our Board of Directors, executing our ESG strategy and developing related guidelines, preparing its annual budget, submitting it for approval to our Board of Directors and overseeing the use of that budget by our employees, developing ESG policies and manuals, ensuring that all of our projects are compliant with our current ESG policies, preparing our annual sustainability report and submitting it for approval to our Board of Directors, measuring the returns on our ESG efforts, issuing opinions with respect to our projects’ ESG levels of compliance according to our ESG policies, assessing our potential participation or application for inclusion in ESG, green, sustainable or other similar equity indices or differentiators, and submitting proposals to that effect to our Board of Directors, promoting the formation of strategic alliances with other entities in furtherance of our ESG goals and objectives and submitting an annual report on the activities of the committee, together with its proposed budget for the following year, to our Board of Directors for approval.
The quorum for meetings of our ESG Committee is established by a majority of its members. Action can be taken by the affirmative vote of a majority of the members attending the meetings.
Debt and Equity Committee
Our Debt and Equity Committee was established on a permanent basis by our Board of Directors on July 24, 2014. Our Debt and Equity Committee is comprised of four members. The following table sets forth the names and titles of the current members of our Debt and Equity Committee, all of whom were appointed to a term ending on December 31, 2024:

Name	Title
José Manuel Domínguez Díaz Ceballos	Chairman
Manuela Molina Peralta	Member
Douglas M. Arthur	Member
Lorenzo Manuel Berho Corona	Member
Our Debt and Equity Committee is responsible for designing and developing our overall financing policies and strategy, and submitting them to our Board of Directors for approval, analyzing and determining the terms and conditions under which we and our subsidiaries may incur indebtedness to finance our growth, and submitting those terms and conditions to our Board of Directors for approval, analyzing and determining the most favorable terms and conditions in which we, our subsidiaries or our shareholders may agree to a transaction, including, without limitation, any transfer of our common shares or assets, reviewing any negotiations undertaken by our management in connection with any type of financing for us or our subsidiaries, and submitting an annual report on its activities to our Board of Directors. The borrowing powers of the Board of Directors may only be varied by amending our bylaws.
The quorum for meetings of our Debt and Equity Committee is established by a majority of its members.
Action can be taken by the affirmative vote of a majority of the members attending the meetings.
D. Employees.
As of December 31, 2023, we had a total of 95 employees (including our regional managers), all of whom are based in Mexico. We outsource all construction, engineering and project management services and related work, as well as maintenance of our industrial buildings to third parties. None of our employees are affiliated with labor unions. To date, we have not experienced a strike or other labor disruption.
The following table contains a breakdown of the average number of our employees, by region, as of the dates indicated:

	As of December 31,
	2023	2022	2021
Region
Bajío North	6	5	6
Bajío South	15	13	12
Central	7	7	8
Corporate	54	49	49
Northeast	5	4	4
Northwest	8	9	11
Total	95	87	90

E. Share ownership.
See Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders” for information about the share ownership of directors and officers.
See Item 6.B. “Compensation of Directors and Executive Officers” for information about our equity incentive plans.
F. Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A.     Major shareholders.
The number of common shares beneficially owned by each entity, person, director or officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the common shares shown as beneficially owned by such shareholder in the table.
Based on publicly available information in respect of institutional investors, as of the date of this Annual Report, approximately 51 million of our common shares were held in Mexico by two of our holders of record.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Corporación Inmobiliaria Vesta, S.A.B. de C.V., Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las Lomas, Cuajimalpa, C.P. 05120, Mexico City, Mexico.

Common Shares Beneficially Owned
	Common Shares(1)	%
Shareholders
Named Directors and Officers:
Lorenzo Manuel Berho Corona	22,220,584	2.51
Stephen B. Williams	*	*
José Manuel Domínguez Díaz Ceballos	*	*
Craig Wieland	—	—
Luis Javier Solloa Hernández	—	—
Loreanne Helena García Ottati	—	—
Oscar Francisco Cázares Elías	—	—
Daniela Berho Carranza	*	*
Douglas M. Arthur	*	*
Luis de la Calle Pardo	—	—
Lorenzo Dominique Berho Carranza	*	*
Jorge Alberto de Jesús Delgado Herrera	—	—
José Guillermo Zozoya Delano	*	*
Enrique Carlos Lorente Ludlow	—	—
Viviana Belaunzarán Barrera	—	—
José Antonio Pujals Fuentes	—	—
Rocío Ruiz Chávez	—	—
Elías Laniado Laborín	—	—
Manuela Molina Peralta	—	—
Francisco Javier Mancera de Arrigunaga	—	—

Common Shares Beneficially Owned
	Common Shares(1)	%
Juan Felipe Sottil Achutegui	*	*
Guillermo Díaz Cupido	*	*
Diego Berho Carranza	*	*
Alfredo Marcos Paredes Calderón	*	*
Alejandro Pucheu Romero	*	*
Mario Humberto Chacón Gutiérrez	*	*
Juan Carlos Cueto Riestra	*	*
Francisco Eduardo Estrada Gómez Pezuela	*	*
Adriana Eugenia Eguia Alaniz	*	*
Mario Adalberto Ortega Chávez	*	*
Alejandro Rafael Muñoz Pedrajo	*	*
Laura Elena Ramírez Zamorano Barrón	*	*
María Fernanda Bettinger Davó	*	*
Teodoro Hugo Díaz Estrada	*	*
Carlos Alberto Aranda Hernández	*	*
Rodrigo Cueto Bosch	—	—
Family Group:(2)
Lorenzo Manuel Berho Corona	22,220,584	2.51
Lorenzo D. Berho Carranza	*	*
Diego Berho Carranza	*	*
Alejandro Berho Corona	*	*
Guillermo Briones Perez	—	—
Daniela Berho Carranza	*	*
Carla Berho Carranza	*	*
Paola Berho Corona	*	*
Maria de Lourdes Corona Cuesta	*	*
Other 5% Shareholders:
Afore Coppel, S.A de C.V.(3)	51,118,763	5.78
_________________
*Represents beneficial ownership of less than one percent (1%) of the outstanding common shares.
(1)Includes common shares represented by ADSs.
(2)Refers to the group of individuals formed by Lorenzo Manuel Berho Corona’s family as of the date of this Annual Report.
(3)As of the date of this Annual Report, Afore Coppel S.A de C.V. is the beneficial owner of 5.8%, or 51,118,763, of our common shares. The principal business address of Afore Coppel S.A de C.V. is Av. Insurgentes No. 553, Piso 6, Col. Escandón, Delegación Miguel Hidalgo, C.P. 11800, Mexico City, Mexico.
B. Related party transactions.
Principal Related Party Transactions
In the ordinary course of our business we engage in a number of transactions with companies that are owned or controlled, directly or indirectly, by us and occasionally with some of our shareholders, subject to the approval of our Audit Committee or board of directors, as applicable. All transactions with related parties have been made in the normal course of our business operations, and are on terms no less favorable to us than would have been obtained in an arm’s-length transaction and comply with the applicable Mexican corporate and tax law. We expect to continue to enter into transactions with affiliates in the future in compliance with applicable Mexican corporate and tax law.

There were no significant related party transactions or balances during the years ended December 31, 2023, 2022, and 2021.
For more information, see note 20 to our audited consolidated financial statements included elsewhere in this Annual Report.
C. Interests of experts and counsel.
Not applicable.
Item 8.     Financial Information
A. Consolidated Statements and Other Financial Information.
See Item 18 “Financial Statements.”
Dividends and Dividend Policy
A vote by the majority of our shareholders present at a shareholders’ meeting determines the declaration, amount and payment of dividends, based on the annual recommendation from our board of directors. Under Mexican law, dividends may only be paid (i) from retained earnings included in financial statements that have been approved at a company’s shareholders’ meeting, (ii) if losses for prior fiscal years have been recovered, and (iii) if we have increased our legal reserve by at least 5.0% of our annual net profits until such reserve reaches 20.0% of our capital stock (our reserves have not reached 20.0% of our capital stock as of the date hereof).
On March 23, 2021, our general ordinary and extraordinary shareholders’ meeting approved a dividend policy applicable for the years 2021 to 2026. This dividend policy consists of the distribution of up to 75% of our distributable profit each year. For purposes of this dividend policy, “distributable profit” means the profit (loss) before taxes each year, adjusted by non-cash items and certain budgeted capital expenses or investments for such purpose, that is, the profit (loss) before income taxes, adjusted by the addition or subtraction, as the case may be, of depreciation, exchange gain (loss) – net, gain (loss) on revaluation of investment property, other non-cash gains (losses), repayment of loans, income taxes paid, and the budgeted expenses for properties for the following year. All the dividends declared under this policy will be declared in U.S. dollars but will be paid using the exchange to pesos published by the Mexican Central Bank the day prior to the payment date. Upon approval, dividends are typically paid in four equal installments in April, July, October and January following the date of declaration by the shareholders meeting.

Payment of dividends could be limited by covenants in debt instruments we enter into in the future and by our subsidiaries’ ability to pay dividends, which may adversely affect our ability to make dividend payments. We declared aggregate dividend payments of US$60.3 million in 2023 (or US$0.088 per share), US$57.4 million in 2022 (or US$0.083 per share) and US$55.8 million in 2021 (or US$0.98 per share). In addition, on March 21, 2024 we declared a dividend payment of US$64.6 million (or US$ 0.0736 per share) to be paid in four equal installments of US$ 16.2 million. Pursuant to Mexican law, in each case, the date of determination of each dividend payment (setting forth the amount and amount payable per share) is set six business days in Mexico prior to the date of the relevant payment and the record date to receive the dividend by our shareholders is one business day in Mexico before the applicable dividend payment date. The amount and payment of past dividends do not guarantee future dividends which, if any, will be subject to applicable law and will depend on a number of factors that may be considered by our board of directors and our shareholders, including our results of operations, financial condition, cash requirements, future prospects, taxes, and the terms and conditions of future debt instruments that may limit our ability to pay dividends.
B.    Signiﬁcant Changes.
Not applicable.
Item 9. The Oﬀer and Listing.
A. Oﬀer and listing details.
On July 5, 2023, we completed our $445.6 million U.S. initial public offering of 14,375,000 ADSs, representing 143,750,000 of our common shares (including 18,750,000 common shares pursuant to the full exercise of the underwriters’ option to purchase additional shares). On December 13, 2023, we completed a $148.8 million U.S. follow-on offering of

4,250,000 ADSs, representing 42,500,000 of our common shares. The ADSs, each representing ten common shares, have been listed on the NYSE since June 30, 2023 under the symbol “VTMX.”
B. Plan of distribution.
Not applicable.
C. Markets.
The ADSs, each representing ten Common Shares, have been listed on NYSE since July 5, 2023 under the symbol “VTMX.”
See Item 3.D “Key Information—Risk Factors” for more details on the current suspension of trading of the ADSs on NYSE.
D. Selling shareholders
Not applicable.
E. Dilution.
Not applicable.
F. Expenses of the issue.
Not applicable.
Item 10. Additional Information.
A. Share capital.
Not applicable.
B. Memorandum and articles of association.
See Exhibit 1.1 filed with this Annual Report.
C. Material contracts.
Except as otherwise disclosed in this Annual Report, we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.
D. Exchange controls.
There are currently no exchange controls in Mexico; however, Mexico has imposed foreign exchange controls in the past. Pursuant to the provisions of the USMCA, if Mexico experiences serious balance of payment difficulties or the threat thereof in the future, Mexico would have the right to impose foreign exchange controls on investments made in Mexico, including those made by U.S. and Canadian investors.
E. Taxation.
Material U.S. Federal Income Tax Considerations
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the common shares or ADSs. This discussion applies only to a U.S. Holder that holds common shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences and the Medicare contribution tax on net investment income, as well as tax consequences applicable to U.S. Holders subject to special rules, such as:
•banks, insurance companies or certain other financial institutions;

•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding common shares or ADSs as part of a straddle, wash sale or conversion transaction or entering into a constructive sale with respect to the common shares or ADSs;
•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•persons that are subject to the “applicable financial statement” rules under Section 451(b) of the Internal Revenue Code, as amended (the “Code”) ;
•entities classified as partnerships for U.S. federal income tax purposes and their partners;
•tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;
•persons who acquired common shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;
•persons that own or are deemed to own ten percent or more of our stock (by vote or by value); and
•persons holding common shares or ADSs in connection with a trade or business conducted outside of the United States.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of its partners will generally depend on the status of the partners and the activities of the partnership. Partnerships holding our common shares or our ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences to them of owning and disposing of our common shares or our ADSs.
This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the income tax treaty between Mexico and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect.
A “U.S. Holder” is a beneficial owner of common shares or ADSs that is, for U.S. federal income tax purposes:
•an individual citizen or resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying common shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying common shares represented by those ADSs.
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares or ADSs in their particular circumstances.
Taxation of Distributions
The following is subject to the discussion below regarding the passive foreign investment company rules.
Distributions paid on common shares or ADSs will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends paid to certain non-corporate U.S. Holders may be “qualified dividend income” and therefore may be taxable at favorable rates applicable to long-term capital gains. U.S. Holders should consult their tax advisers regarding the availability of these favorable tax rates on dividends in their particular circumstances.
The amount of a dividend will include any amounts withheld in respect of Mexican taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt by the depositary (in the case of ADSs) or the U.S. Holder (in the case of common shares not represented by ADSs). The amount of any dividend income paid in pesos will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss (generally taxable as U.S.-source ordinary income or loss) if the dividend is converted into U.S. dollars after the date of receipt.
Subject to certain conditions and limitations concerning credits for non-U.S. income taxes, Mexican taxes withheld from dividends on common shares or ADSs (at a rate not exceeding the applicable Treaty rate, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, under certain Treasury regulations (the "Foreign Tax Credit Regulations"), in the absence of an election to apply the benefits of an applicable income tax treaty, in order for a tax to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Mexican income tax system meets all these requirements. However, the IRS released notices that indicate that the U.S. Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provide temporary relief from certain of their provisions for taxable years ending before the date the IRS issues a subsequent notice or other guidance withdrawing or modifying the temporary relief (or any later date specified in the relevant notice or guidance).U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a foreign tax credit, a U.S. Holder may be able to deduct any Mexican withholding taxes in computing its taxable income, subject to generally applicable limitations under U.S. law, but in the case of an otherwise creditable Mexican withholding tax a U.S. Holder may only deduct such tax if it elects to do so with respect to all non-U.S. income taxes for the taxable year.
Sale or Other Disposition of Common Shares or ADSs
The following is subject to the discussion below regarding the passive foreign investment company rules.
Gain or loss recognized on the sale or other disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares or the ADSs for more than one year. The amount of the gain or loss will equal the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the common shares or the ADSs disposed of, in each case as determined in U.S. dollars.
Subject to the discussion in the next paragraph, this gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is eligible for reduced rates of taxation. The deductibility of capital losses may be subject to limitations.
In the event that gain from the disposition of our common shares or our ADSs is subject to tax in Mexico, a U.S. Holder that is eligible for the benefits of the Treaty may treat the gain as foreign-source income.
The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to Mexican income taxes (if any) on gains from dispositions of the common shares or the ADSs if the U.S. Holder does not elect to apply the benefits of the Treaty. However, as discussed above, the IRS has released notices that provide relief from certain of the provisions of the Foreign Tax Credit Regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if the Foreign Tax Credit Regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to Mexican income tax (if any) on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming a foreign tax credit with respect to such taxes. If any any Mexican taxes are imposed on disposition gains and are not creditable, it is possible that they may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders are advised to consult their tax advisers regarding the tax consequences if a Mexican tax is imposed on a disposition of our common shares or our ADSs, including the availability of the foreign tax credit or a deduction under their particular circumstances.
Passive Foreign Investment Company Rules
A non-U.S. corporation will be considered a PFIC for any taxable year in which, after applying certain look-through rules, (1) 75.0% or more of its gross income is “passive income” or (2) 50.0% or more (by average quarterly value) of its assets produce (or are held for the production of) passive income. Passive income generally includes interest, dividends, rents, royalties and certain gains. However, certain rental income derived in the active conduct of a trade or business (active rental income) is not considered passive income.

Based on the manner in which we operate our business and the composition of our income and assets, we believe that we were not a PFIC for the 2023 taxable year. However, due to certain legal and factual uncertainties, it remains possible that we could be considered to be a PFIC for the 2023 taxable year or any subsequent taxable year. In particular, our PFIC status for any year is dependent upon the extent to which our lease revenue from our properties is considered active rental income under applicable rules (the active rental income exception). It is uncertain how to interpret certain aspects of the active rental income exception and how to apply it to our particular circumstances. Therefore, there is a risk that the IRS will not agree with the classification of certain of our income and assets as active. Furthermore, we will not take U.S. tax considerations into account for purposes of conducting our business and, therefore, we may become a PFIC if we change how we operate our business in the future in a manner that affects the application of the active rental income exception to us.
In addition, PFIC status is dependent upon the composition of our income and assets and the value of our assets from time to time. In particular, any cash we hold is generally treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets is generally treated as passive income for such purpose. As a result, whether we are or will in the future be characterized as a PFIC may depend, in part, on how quickly we deploy the cash proceeds from any past or future equity or debt issuances or borrowings to acquire properties, and possibly on the value of our goodwill (which may be determined in part by reference to our market capitalization from time to time).
For these reasons, we can give no assurance that we are not, or will not be, a PFIC for any taxable year. Whether we will be a PFIC for any taxable year is not determinable until after the end of that taxable year. U.S. Holders should consult their tax advisers regarding whether we are, have been or may become a PFIC.
In general, if we were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, unless the U.S. Holder made a timely “mark to market” election described below, gain recognized by the U.S. Holder on a sale or other disposition of the common shares or the ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or the ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that other taxable year, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, any distributions received in a taxable year in respect of common shares or ADSs in excess of 125.0% of the average of the annual distributions on the common shares or the ADSs received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter (“excess distributions”), would be subject to taxation as described immediately above. These PFIC rules would apply to common shares or ADSs which were held by a U.S. Holder during any year in which we were a PFIC, even if we were not a PFIC in the year in which the U.S. Holder sold, or received an excess distribution in respect of, its common shares or its ADSs. In other words, if we are a PFIC for any taxable year in which a U.S. Holder holds common shares or ADSs, that U.S. Holder will be subject to these rules in respect of a disposition of those common shares or ADSs, even if we are not a PFIC in the year of disposition, unless the U.S. Holder makes a timely deemed sale election under applicable Treasury regulations. Upon making a deemed sale election, an electing shareholder is treated as having sold all its stock in a former PFIC for fair market value at the end of the former PFIC’s last taxable year during which it was a PFIC. Any gain from the deemed sale is taxed as described above. Any loss realized on the deemed sale is not recognized.
If we are a PFIC and the common shares or the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The common shares or the ADSs will be treated as regularly traded in any calendar year in which more than a de minimis quantity of the common shares or the ADSs is traded on a qualified exchange on at least 15 days during each calendar quarter. A qualified exchange includes the NYSE, on which our ADSs are traded. A non-U.S. exchange is a qualified exchange if it is regulated or supervised by a governmental authority in the jurisdiction in which the exchange is located and with respect to which certain other requirements are met. The IRS has not identified specific foreign exchanges that are “qualified” for this purpose. U.S. Holders holding common shares or ADSs should consult their tax advisers about the availability of a mark-to-market election.
If a U.S. Holder makes the mark-to-market election, in each year that we are a PFIC the holder generally will recognize as ordinary income any excess of the fair market value of the common shares or the ADSs at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares or the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). However, even if a U.S. Holder makes a mark-to-market election with respect to the common shares or the ADSs, a U.S. Holder will not be able to make a mark-to-market election with respect to any of our subsidiaries that are PFICs. If a U.S. Holder makes the election, the holder’s tax basis in the common shares or the ADSs will be adjusted to reflect the income or loss amounts recognized. Upon the sale or other disposition of the common shares or the ADSs in a year when we are a PFIC, any gain recognized will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss). Distributions paid on the common shares or the ADSs will be treated as discussed above under “—Taxation of Distributions” (except as described below with respect to the favorable tax rate on dividends paid to non-corporate U.S. Holders). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.
We do not intend to provide information necessary for U.S. Holders to make “qualified electing fund” elections, which if available could result in different tax treatment if we were a PFIC.
If we were a PFIC (or treated as a PFIC with respect to any U.S. Holder) in a taxable year in which we paid a dividend or the prior taxable year, the favorable tax rate discussed above with respect to dividends paid to certain non-corporate holders would not apply. In addition, if we were a PFIC in any taxable year during which a U.S. Holder held common shares or ADSs, the U.S. Holder would generally be required to file a report with such U.S. Holder’s tax return containing such information as the U.S. Treasury may require on IRS Form 8621, subject to certain exceptions.
If we were a PFIC in a taxable year during which a U.S. Holder held common shares or ADSs and any of our non-U.S. subsidiaries were also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. Holders should consult their tax advisers about the application of the PFIC rules to any of our subsidiaries.
While we believe we were not a PFIC for the 2023 taxable year, it is possible that we could be considered to be a PFIC for the 2023 taxable year or any subsequent taxable year. A U.S. Holder holding common shares or ADSs in any taxable year in which we were or are a PFIC will generally be subject to adverse tax treatment as described above. Accordingly, U.S. Holders should consult their tax advisers regarding whether we are or have been a PFIC and the potential application of the PFIC rules to their investment in our common shares or our ADSs.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
Reporting with Respect to Foreign Financial Assets
Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in our common shares or our ADSs by filing an IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for common shares or ADSs held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8938 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisers regarding this reporting requirement.
Certain Mexican Federal Income Tax Considerations
General
The following summary of certain Mexican federal income tax consequences of the purchase, ownership and disposition of the ADSs, is based upon the federal tax laws of Mexico as in effect on the date of this Annual Report, which are subject to change. Prospective purchasers of the ADSs are encouraged to consult their own tax advisers as to the Mexican or other tax consequences of the purchase, ownership and disposition of the ADSs, including, in particular, the effect of any foreign, state or municipal tax laws.
This summary does not describe any tax consequences arising under the laws of any state or municipality of Mexico, or any laws other than the federal laws of Mexico.

This summary is not a comprehensive discussion of all the Mexican tax considerations that may be relevant to a particular prospective purchaser’s decision to purchase, own or dispose of the ADSs. In particular, this summary is directed only to International Holders (as defined below) that acquire the ADSs and does not address tax consequences to holders that are regarded as residents of Mexico for tax purposes, or holders who may be subject to special tax rules, such as tax exempt entities, entities or arrangements that are treated as disregarded for Mexican or other jurisdictions’ income tax purposes, persons that individually or jointly own or are deemed as owning 10.0% or more of our stock by vote or value, or to control our company. Moreover, this summary does not address the tax treatment applicable in Mexico for transactions with our ADSs that are not conducted on a recognized securities market, as defined in the Mexican Federal Fiscal Code.
Holders of ADSs are encouraged to consult their own tax advisers as to their entitlement to the benefits, if any, afforded by the Treaty (as defined in “Taxation—Material U.S. Federal Income Tax Considerations”).
Mexico has also entered into other tax treaties for the avoidance of double taxation with other countries different from the U.S. that are in effect, and that may have an impact on the tax treatment of the purchase, ownership and disposition of ADSs. Prospective purchasers of ADSs are encouraged to consult their own tax advisers as to the tax implications, if any, that any such double taxation treaties may have on the tax treatment of the purchase, ownership and disposition of ADSs.
The Mexican Federal Income Tax Law provides that for a non-Mexican tax resident holder to be entitled to the benefits of a double taxation treaty to which Mexico is a party and that is in effect, it is necessary for such non-Mexican tax resident holder to meet the requirements set forth in the Mexican Federal Income Tax Law and the applicable double taxation treaty.
For purposes of this summary, an “International Holder” is a holder of the ADSs that is not (i) a resident of Mexico for tax purposes, under Mexican law or tax treaties that Mexico is a party to and that are in effect, or (ii) a non-Mexican resident with a permanent establishment for tax purposes in Mexico to which income arising from the ADSs is attributable.
For purposes of Mexican taxation, an individual is a resident of Mexico for tax purposes if such individual has established his or her permanent residence in Mexico, unless such individual also has a permanent residence in a different jurisdiction, in which case such individual is only considered a resident of Mexico for tax purposes if such individual’s center of vital interests (centro de intereses vitales) is located in Mexico. Mexican law considers an individual to have a center of vital interests in Mexico if (i) more than 50.0% of his or her income results from Mexican sources, or (ii) his or her principal center of professional activities is located in Mexico, among other circumstances. A Mexican citizen will also be considered a resident of Mexico if such individual is a state employee, regardless of the location of such individual’s center of vital interests. Mexican residents who file a change of tax residence to a jurisdiction that does not have a comprehensive exchange of information agreement with Mexico, in which their income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), shall be considered Mexican residents for tax purposes during the year of filing of the notice of such residence change and during the following five years. Unless otherwise proven, a Mexican citizen is considered a Mexican resident for tax purposes.
A legal entity is a resident of Mexico if it maintains the principal administration of its business or the effective location of its management in Mexico. The principal administration of a business or the effective location of management is deemed to exist in Mexico if the individual or individuals having the authority to decide or effect the decisions of control, management, operation or administration are located in Mexico.
Among others, a permanent establishment in Mexico shall be considered to be any place of business in which business activities are conducted by a non-Mexican resident, either in whole or in part, or independent personal services are provided by such non-Mexican resident. In such case, the relevant non-Mexican resident shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with Mexican law.
You should consult your own tax advisers about the consequences of the acquisition, ownership and disposition of ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, municipal, local or other tax laws. This description assumes that you are an International Holder of ADSs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution acting as custodian, to assert certain of the rights relating to taxes attributable to holders of ADSs that are described in this section. You should consult with your broker or financial institution acting as custodian, to understand the relevant procedures.

ADSs
In accordance with provisions of the current Mexican Administrative Tax Regulations, ADSs would be regarded as securities that exclusively represent our common shares, which common shares are expected to be registered with the RNV maintained by the CNBV and to be available for trading at the BMV; therefore, the common shares (including the common shares underlying the ADSs) should be treated as placed among the investing public for purposes of applicable Mexican tax laws and regulations (colocadas entre el gran público inversionista).
Joint and Several Liability
The Mexican government approved and published in the Federal Official Gazette (Diario Oficial de la Federación) tax legislation pursuant to which since January 1, 2022, Mexican resident companies may be jointly and severally liable for taxes arising from the sale or disposition by non-Mexican tax residents, to another non-Mexican tax resident, of shares issued by such companies or securities representing property or assets issued by or of such Mexican companies (such as our ADSs), if the relevant Mexican resident company fails to provide information in respect of those sales or dispositions to the Mexican tax authorities and the non-Mexican resident seller of the shares or securities fails to comply with the obligation to pay the applicable Mexican tax, if any. Mexican Administrative Tax Regulations further specify, implementing the aforementioned tax legislation, that companies with securities registered with the RNV are deemed to be in compliance if reporting is made solely in respect to sales or other dispositions that are required to be reflected in their annual report to be filed with the CNBV and the Mexican licensed stock exchanges (because of the ownership percentage held). Given the mechanisms and procedures inherent to stock exchanges, including the volume of trading under the NYSE, Mexican companies, including us, are likely to have a practical impossibility to identify and track sales or other dispositions (even those required to be reported), and provide information to the Mexican tax authorities in respect of ADSs held by investors. Therefore, if a non-Mexican resident fails to pay Mexican taxes triggered on the sale or other disposition of the ADSs and we fail to provide the aforementioned information, the tax authorities may assess a joint and several liability on us, for all of the unpaid taxes arising from the sale or other disposition of the ADSs conducted by any such non-Mexican resident. Further, under Mexican tax legislation, failure to file (or incomplete or incorrect filing) of the aforementioned notice to the Mexican tax authorities is an infringement subject to penalties, and may be deemed to be a cause for the temporary restriction of the digital seal certificate (certificado de sellos digitales) required for the issuance of Tax Receipts (Comprobantes Fiscales Digitales por Internet).
Dividends
Under the provisions of the Mexican Income Tax Law, dividends paid by us from distributable earnings that have not been subject to Mexican corporate income tax are subject to a tax at the corporate level payable by us (and not by stockholders). This corporate tax on the distribution of distributable earnings is not final for us, and may be credited by us against income tax payable during the fiscal year in which the tax was paid and for the following two fiscal years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to those earnings, are not subject to this corporate tax (i.e., dividends distributed from the cumulative after tax earnings account, CUFIN per its acronym in Spanish).
Under the provisions of the Mexican Income Tax Law, dividends paid to International Holders with respect to ADSs should be subject to Mexican withholding income tax at the rate of 10.0% (in addition to the tax we may be required to pay on distributable earnings described in the preceding paragraph); the withholding tax should be computed on the peso denominated amount distributed as a dividend. The applicable income tax withholding would be made by the Mexican broker-dealer or other Mexican financial institution acting as custodian for our common shares in Mexico, if the dividend payment is made by us to the Mexican custodian for subsequent distribution to the holder of ADSs. International Holders may be entitled to benefits under double taxation treaties entered into between Mexico and their country of tax residence that are in effect, subject to the compliance of requirements therein specified.
Disposition of the ADSs
According to the Mexican Administrative Tax Regulations currently in force, gains on the sale or other disposition of ADSs by an International Holder are exempt from income tax in Mexico, if (i) the transaction is conducted through a recognized stock exchange, such as the NYSE, (ii) as expected, our common shares underlying the ADSs remain registered with the RNV prior to the sale or disposition of the ADSs, and (iii) the International Holder is a resident, for tax purposes, of a country with which Mexico has entered into a treaty for the avoidance of double taxation that is in effect.

Other Mexican Taxes
There are currently no Mexican gift, stamp, registration or similar taxes applicable to the purchase, ownership or disposition of ADSs by an International Holder. However, certain gratuitous transfers, including transfers by inheritance, of the ADSs may result in the imposition of a Mexican federal income tax upon the recipient in certain circumstances.
F. Dividends and paying agents.
Not applicable.
G. Statement by experts.
Not applicable.
H. Documents on display.
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
I. Subsidiary Information.
Not applicable.
J. Annual Report to Security Holders.
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
Risk Management
In the ordinary course of our business we are subject to various types of market risks, including interest rate risks and foreign exchange risks, over which we have no control and which may adversely affect the value of our financial assets and liabilities and our future cash flows and profits. As a result of these market risks, we could suffer a loss due to adverse changes in interest rates or foreign exchange rates.
Our risk management policy is aimed at assessing our potential for suffering losses and their compounded impact, and at mitigating our exposure to changes in interest rates and foreign exchange rates.
Interest Rate Risk
We have market risk exposure to changes in interest rates. We minimize our exposure to interest rate risk by borrowing funds at fixed rates or entering into interest rate swap contracts where funds are borrowed at floating rates. This minimizes interest rate risk together with the fact that our investment properties generate a fixed income in the form of rental income which is indexed to inflation.
Under interest rate swap contracts, we agree to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Those contracts enable us to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract. The average interest rate is based on the outstanding balances at the end of the reporting period.
As of December 31, 2023, we did not have any variable rate debt outstanding or interest rate swap contracts outstanding.

Foreign Exchange Risk
As of December 31, 2023 , 100% of our debt was denominated in U.S. dollars and 86.7% of our rental income was generated by lease agreements denominated in U.S. dollars, while certain of our operating costs were denominated in pesos. This exposes us to exchange rate risk. More importantly, we are exposed to foreign exchange risk as it pertains to WTN, our subsidiary whose functional currency is the peso. Fluctuations in exchange rates depend principally on national economic conditions, although general perceptions of emerging markets risk and global events, such as wars, recessions and crises, have in the past resulted in depreciation of currencies in emerging markets, such as Mexico. In addition, the Federal Government has in the past intervened and may continue to intervene in foreign exchange markets in the future.
The following table details our sensitivity to a 10.0% appreciation or depreciation in the U.S. dollar against the peso. This 10.0% is the sensitivity rate used when reporting foreign currency risk internally to our senior management, and represents our senior management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign-currency-denominated monetary items and adjusts their translation at the period end for a 10.0% change in foreign currency exchange rates. A positive number below indicates an increase in profit or equity where the U.S. dollar appreciates 10.0% against the relevant currency. For a 10.0% depreciation of the U.S. dollar against the peso, there would be a comparable impact on the profit or equity, and the balances below would be negative.

For the Year Ended December 31,
2023
(millions of US$)
Profit or loss impact:
Peso – 10.0% appreciation – gain	0.1
Peso – 10.0% depreciation – loss	(0.1)
U.S. dollar – 10.0% appreciation – loss	(52.0)
U.S. dollar – 10.0% appreciation – gain	52.0
Item 12. Description of Securities Other than Equity Securities.
A. Debt Securities.
Not applicable.
B. Warrants and Rights.
Not applicable.
C. Other Securities.
Not applicable.
D. American Depositary Shares.
Citibank, N.A. (“Citibank”) acts as the depositary bank for our American Depositary Shares, or “ADSs.” Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. The depositary bank has appointed a custodian to safekeep the securities on deposit. In this case, the custodian is CITI BANAMEX, a bank organized under the laws of the United Mexican States, located at Reforma 390, 6th Floor, Mexico, D.F., Mexico 6695. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs. Each ADS represents ten of our common shares.
Fees and Charges
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Fees:	Service:

Up to U.S. 5¢ per ADS issued........................................................	Issuance of ADSs (e.g., an issuance of ADS upon a deposit of common shares, upon a change in the ADS(s)-to-common share ratio, or for any other reason), excluding ADS issuances as a result of distributions of common shares)
Up to U.S. 5¢ per ADS cancelled..................................................	Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-common share ratio, or for any other reason)
Up to U.S. 5¢ per ADS held............................................................	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)
Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank............................................	ADS Services
Up to U.S. 5¢ per ADS (or fraction thereof) transferred...........	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)
Up to U.S. 5¢ per ADS (or fraction thereof) converted.............	Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa)

As an ADS holder you will also be responsible to pay certain charges such as:
•taxes (including applicable interest and penalties) and other governmental charges;
•the registration fees as may from time to time be in effect for the registration of common shares on the share register and applicable to transfers of common shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
•certain cable, telex and facsimile transmission and delivery expenses;
•the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;
•the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs; and
•the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.
ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.
Ongoing Reimbursements by the Depositary
Citibank, as depositary, has agreed to reimburse certain reasonable expenses of the company related to the establishment and maintenance of our ADR program. Such reimbursable expenses include legal fees, investor relations servicing, investor related presentations, broker reimbursements, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, accountants’ fees in relation to this Form 20-F filing with the SEC and other bona fide ADR-program-related third-party expenses.
During the year ended December 31, 2023, we did not received from our depositary any reimbursements for expenses related to our ADR program.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
On July 5, 2023, we completed our initial public offering of 14,375,000 ADSs, representing 143,750,000 of our common shares (including 18,750,000 common shares pursuant to the full exercise of the underwriters’ option to purchase additional shares). The initial public offering generated net proceeds to us of approximately US$423 million after the underwriting commissions and estimated offering expenses payable by us. We are using the net proceeds from the offering to fund our growth strategy, including the acquisition of land or properties and related infrastructure investment and the development of industrial buildings.
On December 13, 2023, we completed a follow-on offering of 4,250,000 ADSs, representing 42,500,000 of our common shares. The follow-on offering generated net proceeds to us of approximately US$143.1 million after the underwriting commissions and estimated offering expenses payable by us. We are using the net proceeds from the offering to fund our growth strategy, including the acquisition of land or properties and related infrastructure investment and the development of industrial buildings.
Item 15. Controls and Procedures.
Disclosure Controls and Procedures
We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our principal executive and principal financial officer concluded that, as a result of the material weakness in our internal control over financial reporting described in Item 3.D. “Risk Factors – We have identified material weaknesses in our internal controls.”, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2023.
Management’s Annual Report on Internal Control over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting ﬁrm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
Remediation Activities

Following identification of these material weaknesses, management is implementing modifications to better ensure that the Company has appropriate and timely reviews on all financial reporting analysis, strengthen the internal control structure including our information technology, financial close and reporting and others, including our 59 most important business sub-processes. These sub-processes were selected based on a comprehensive methodology, emphasizing a materiality assessment to determine the significant accounts. This approach is designed to directly address areas vital to maintaining the integrity and accuracy of our financial reporting, aligning with SOX compliance requirements. The material weakness in our internal control over financial reporting will not be considered remediated until these modifications are implemented, in operation for a sufficient period of time, tested, and concluded by management to be designed and operating effectively. In addition, as we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to address control deficiencies or determine to modify our remediation plan. Management will test and evaluate the implementation of these modifications to ascertain whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material misstatement in the Company’s financial statements. In the ongoing efforts to remediate identified weaknesses in our SOX compliance, the involvement of our Internal Audit department represents a strategic collaboration that ensures that the modifications to our internal controls are not only effectively implemented but also independently evaluated for both design and operational effectiveness. Vesta´s Internal Audit's expertise and insights, including more than 18 years of experience of our head of internal audit, are instrumental in providing an added layer of assurance that these controls will offer reasonable protection against material misstatements in our financial statements.

The steps we took to address the deficiencies identified included:

1.we appointed to our audit committee an additional independent member with more than 20 years of experience furnishing public reports to the NYSE; our management provides monthly and quarterly updates on remediation activities to members of the audit committee;
2.we have engaged external advisers to provide financial accounting and reporting assistance;
3.we have engaged in efforts to restructure accounting processes and revise organizational structures to enhance accurate accounting and reporting;
4.we have hired additional experienced accounting personnel in the corporate office to enhance the application of accounting standards;
5.we are engaged in enhancing our information and communication processes through information technology solutions to ensure that information needed for financial reporting is accurate, complete, relevant and reliable, and communicated in a timely manner; and
6.we plan to engage external advisers to evaluate and document the design and operating effectiveness of our internal control over financial reporting and assist with the remediation and implementation of our internal control function.

As noted above, we believe that, as a result of management’s in-depth review of its accounting processes, and the additional procedures management has implemented, there are no material inaccuracies or omissions of material fact in this Form 20-F and, to the best of our knowledge, we believe that the consolidated financial statements in this Form 20-F fairly present in all material respects our financial condition, results of operations and cash flows in conformity with IFRS.

We and our Board treat the controls surrounding, and the integrity of, our financial statements with the utmost priority. Management is committed to the planning and implementation of remediation efforts to address control deficiencies and any other identified areas of risk. These remediation efforts are intended to both address the identified material weakness and to enhance our overall financial control environment. We are committed to maintaining a strong internal control environment, and we believe the measures described above will strengthen our internal control over financial reporting and remediate the material weakness we have identified. Our remediation efforts have begun, and we will continue to devote significant time and attention to these remedial efforts. As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to strengthen controls or to modify the remediation plan described above, which may require additional implementation time.
Attestation report of the registered public accounting firm.
This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.
Changes in internal control over financial reporting.
Except for remediation efforts mentioned, there have been no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected or reasonably likely to materially affect our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit committee ﬁnancial expert.
Our board of directors has determined that Luis Javier Solloa Hernández, Manuela Molina Peralta and Viviana Belaunzarán Barrera is each considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Luis Javier Solloa Hernández, Manuela Molina Peralta and Viviana Belaunzarán Barrera each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics.
(a)    Code of Ethics
Our Board of Directors has adopted a code of business conduct and ethics that applies to all of our employees, shareholders, directors, vendors, business partners and regulators, and is available for review on our corporate website. The development of our code of ethics entailed a collaborative process that included the participation of representatives of our various interest groups. In addition, we established an Ethics Committee whose actions are guided by the principle of impartiality, to oversee the enforcement of our code of ethics and its ongoing observance as a matter of everyday practice.
Our code of ethics is subject to review on a biannual basis and we strive to provide our employees with adequate training to ensure that they are aware of and understand its contents and conduct themselves at all times in an honest, uncompromising, equitable, respectful and fair manner. Our code of ethics serves as a tool for monitoring the conduct of our employees and others. The most recent workshop for the updating of our code of ethics took place in the first quarter 2024. The new code of ethics was approved to comply with the provisions of the SEC, which will be made public soon.
We have also adopted and announced an anticorruption policy that is available for review on our corporate website.
Employee Hotline
We have retained an independent contractor to operate a hotline that our employees and others can use to report instances of misconduct. Our code of ethics requires that we provide follow-up for every complaint and that we keep those complaints confidential.
Human Rights
We are committed to supporting and respecting the protection of human rights and we strive to have a positive impact within our sphere of influence. Our actions are based on the conviction that at the heart of our call for ethical conduct lies human dignity, and our code of ethics constitutes a reaffirmation of our commitment to its respect. We subscribe to the United Nations Global Compact and support its Millennium Development Goals, including, in particular, the principles relating to the environment.
Labor
As part of our corporate principles, our code of ethics acknowledges that every person is worthy of respect and of being recognized as an end and as possessing inviolable dignity. We view this principle as the foundation of all standards of conduct and aim to establish stimulating and mutually beneficial relationships with each of our employees. Accordingly, we must at all times afford our respect to each of the individuals, groups and institutions with whom we come into contact, taking into consideration their ideas and contributions without regard to gender, age, social status, ethnicity, religion, nationality, sexual orientation, marital status, political affiliation or hierarchy.
Safety and Abolition of Child Labor
Through our Vice Presidents of new business and development, we incorporate adequate procedures in construction processes for our projects to ensure that those projects comply with all statutory safety standards and avoid the use of child labor.

Item 16C. Principal Accountant Fees and Services.
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Galaz, Yamazaki, Ruiz Urquiza, S.C., our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2023	2022
	(MX pesos)
Audit fees(1)	15,391,686	28,702,851
Audit-related fees	432,105	100,000
Tax fees	284,602	269,000
All other related fees	146,691	-
Total	16,255,084	29,071,851
_________________
(1)Audit fees for years ended December 31, 2023 and 2022 were related to professional services provided for the interim review procedures and the audit of our consolidated financial statements included in our annual reports on Form 20-F, Form F-1 or services normally provided in connection with statutory engagements for those fiscal years.
Audit Fees
Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual combined financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.
Audit-Related Fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.
Tax Fees
Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.
All Other Fees
There were no other fees in 2022 and 2023.
Audit Committee Pre-Approval Policies and Procedures
Our Audit Committee is responsible for hiring, compensating and supervising the work of our external auditor. All services that our external auditor performs for us have to be authorized by our Audit Committee before the performance of those services begins. The Audit Committee obtains a detail of the particular services to be provided and assess the impact of those services on the external auditor´s independence. In some instances, however, we may use the de minimis exception provided for in the SEC regulations for non-auditing services. In any case, those amounts have never constituted more than 5% of such services. In each such instance, we will inform our Audit Committee regarding, and present for ratification, such services at the next meeting of our Audit Committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
None.
Item 16E. Purchases of Equity Securities by the Issuer and Aﬃliated Purchasers.
None.

Item 16F. Change in Registrant’s Certifying Accountant.
None.
Item 16G. Corporate Governance.
Foreign Private Issuer Status
NYSE listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE, except that we are required: (i) to have an Audit Committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described under “—Committees of the Board of Directors—Audit Committee”); (ii) to provide prompt certification by our Chief Executive Officer of any material noncompliance with any corporate governance rules; and (iii) to provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required to be followed by U.S. listed companies.
We currently follow the corporate governance practices of Mexico in lieu of the corporate governance requirements of the NYSE in respect of the following:
•the majority independent director requirement under Section 303A.01 of the NYSE listing rules—as allowed by the laws of Mexico, independent directors need only comprise 25% of our Board of Directors;
•the requirement under Section 303A.07 of the NYSE listing rules that an audit committee compensation operate pursuant to a charter that satisfies certain requirements—as allowed by the laws of Mexico, our audit committee does not operate pursuant to a written charter;
•the requirement under Section 303A.05 of the NYSE listing rules that a compensation committee composed solely of independent directors governed by a compensation committee charter oversee executive compensation—as allowed by the laws of Mexico, we do not have a compensation committee;
•the requirement under Section 303A.04 of the NYSE listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominating committee composed solely of independent directors—as allowed by the laws of Mexico, we do not have a nominating committee nor are our director nominees selected by a majority of independent directors;
•the requirement under Section 303A.08 of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a share option or purchase plan or other arrangement pursuant to which shares may be acquired by officers, directors, employees or consultants;
•the requirement under Section 312.03 of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common or ordinary shares) that equal 20.0% or more of the issuer’s outstanding common or ordinary shares or voting power prior to such issuance or sale; and
•the requirement under Section 303A.03 of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present—the laws of Mexico do not require that independent directors regularly have scheduled meetings at which only independent directors are present.
Certain Differences between Mexican and U.S. Corporate Law
In addition to the differences from the requirements of the NYSE listing standards described above, should be aware that the Mexican Corporations Law and the Mexican Securities Market Law, which apply to us, differ in certain material respects from laws generally applicable to U.S. corporations and their shareholders.
Independent Directors
The Mexican Securities Market Law requires that 25% of the directors of Mexican public companies be independent, but the Audit Committee and our Corporate Practices Committee must be comprised entirely of independent directors. One alternate director may be appointed for each principal director, provided that the alternates for the independent directors are also deemed independent.
Under Mexican law, certain individuals, including insiders, controlling individuals, major clients and suppliers, and any relatives of such individuals, are per se deemed as non-independent. In addition, under Mexican law, the determination as to the independence of our directors made by our shareholders’ meeting may be contested by the CNBV. Independent directors are not required under Mexican law or our bylaws to meet without the presence of non-independent directors and management.
Pursuant to the rules and regulations of the NYSE, 50% of the directors of listed companies must be independent, and foreign companies subject to reporting requirements under the U.S. federal securities laws and listed on the NYSE must maintain an audit committee comprised entirely of independent directors as defined in the United States of America federal securities laws. Further, independent directors are required to meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.
Mergers, Consolidations, and Similar Arrangements
A Mexican company may merge with another company only if a majority of the common shares representing its outstanding capital stock approve the merger at a duly convened general extraordinary shareholders’ meeting. Dissenting shareholders are not entitled to appraisal rights. Creditors have 90 days to oppose a merger judicially, provided they have a legal interest to oppose the merger. Under Mexican law and our bylaws, a general ordinary shareholders’ meeting must consider the approval of any transaction (or series of related transactions which by reason of their nature may be deemed to constitute a single transaction) representing 20.0% or more of our consolidated assets in any fiscal year, based on our interim financial statements as of the end of the most recent quarter.
Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all the assets of a corporation must be approved by the Board of Directors and a majority of the outstanding common shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions, under certain circumstances, may be entitled to appraisal rights pursuant to which the shareholder may receive payment in the amount of the fair market value of the common shares held by the shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction. Delaware law also provides that a parent corporation, by resolution of its Board of Directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90.0% of each class of share capital. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.
Anti-Takeover Provisions
The Mexican Securities Market Law permits public companies to include anti-takeover provisions in their bylaws that restrict the ability of third parties to acquire control of the company without obtaining approval of the company’s Board of Directors if such provisions (i) are approved by a majority of the shareholders, with no more than 5% of the outstanding common shares voting against such provisions, (ii) do not exclude any shareholders or group of shareholders, and (iii) do not restrict, in an absolute manner, a change of control. We have included those provisions in our bylaws as disclosed under “—Restrictions on Certain Transfers.”
Under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested shareholder for a period of 3 years after the date of the transaction in which the shareholder became an interested shareholder unless:
•prior to the date of the transaction in which the shareholder became an interested shareholder, the Board of Directors of the corporation approves either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;
•upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 84% of the voting stock of the corporation, excluding common shares held by directors, officers, and employee stock plans; or

•at or after the date of the transaction in which the shareholder became an interested shareholder, the business combination is approved by the Board of Directors and authorized at a shareholders’ meeting by at least 66.6% of the voting stock which is not owned by the interested shareholder.
Shareholders’ Suits
Pursuant to the Mexican Securities Market Law, only a shareholder or group of shareholders holding at least 5% of our outstanding common shares may bring a claim against some or all of our directors, secretary of the Board of Directors or relevant executives for violation of their duty of care or duty of loyalty. In addition, such shareholder or group of shareholders must include in its claim the amount of damages or losses caused to the company and not only the damages or losses caused to the shareholder or group of shareholders bringing the claim, provided that any amount recovered as indemnification arising from the liability action will be for the benefit of the company, and not for the benefit of the shareholder or group of shareholders (i.e. as a shareholder derivative suit). The shareholder or group or shareholders must demonstrate the direct and immediate link between the damage or loss caused to the company, and the acts alleged to have caused it. There is no requirement for the shareholder or group of shareholders to hold the common shares for a certain period of time in order to bring a claim. The statute of limitations for these actions is five years from the date on which the act or event that caused the damage or loss occurred.
Shareholder Proposals
Under Mexican law and our bylaws, holders of at least 10.0% of our outstanding capital stock are entitled to appoint one member of our Board of Directors.
Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting.
Calling of Special Shareholders’ Meetings
Under Mexican law and our bylaws, shareholders’ meetings may be called (i) by our Board of Directors, (ii) by the Chairman of the Board of Directors, (iii) by our corporate secretary, (iv) at the request of any holder of 10.0% or more of our outstanding common shares, which request must be addressed to the Chairman of the Board of Directors or the Chairman of our Audit or Corporate Practices Committee, (v) a Mexican court of competent jurisdiction if our Board of Directors or Audit Committee or Corporate Practices Committee does not call a meeting following a valid request from a holder of 10.0% or more of our outstanding common shares, (vi) by the Chairman of our Audit Committee or Corporate Practices Committee, and (vii) by the Board of Directors or the Chairman of our Audit or Corporate Practices Committee at the request of any shareholder, if no ordinary meeting has been held for two consecutive years or if the ordinary meetings held during such period did not consider the matters requiring approval on an annual basis in accordance with applicable Mexican law. Delaware law permits the Board of Directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.
Cumulative Voting
Under Mexican law, cumulative voting for the election of directors is not permitted.
Under Delaware law, cumulative voting for the election of directors is permitted if expressly authorized in the certificate of incorporation.
Staggered Board of Directors
Mexican law does permit companies to have a staggered Board of Directors, although certain Mexican public companies have staggered boards. Delaware law does permit corporations to have a staggered Board of Directors.
Approval of Corporate Matters by Written Consent
Mexican law permits shareholders to take action by unanimous written consent of the holders of all common shares entitled to vote. These resolutions have the same legal effect as those adopted in a general shareholders’ meeting. The Board of Directors may also approve matters by unanimous written consent.
Delaware law permits shareholders to take action by written consent of holders of outstanding common shares having more than the minimum number of votes necessary to take the action at a shareholders’ meeting at which all voting common shares were present and voted.

Amendment of Bylaws
Under Mexican law, amending a company’s bylaws requires shareholder approval at an extraordinary shareholders’ meeting. Mexican law requires that at least 75% of the common shares representing a company’s outstanding capital stock be present at the meeting in the first call and that the resolutions be approved by a majority of the common shares representing a company’s outstanding capital stock, except for any action on the cancellation of the registration of our common shares at the RNV or at any stock exchange, which must be approved by the affirmative vote of no less than 95.0% of our outstanding common shares.
Under Delaware law, holders of a majority of the outstanding stock entitled to vote and, if so, provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend, and repeal the bylaws of a corporation.
Item 16H. Mine Safety Disclosure.
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
Item 16J. Insider trading policies
Insider Trading, Trading Restrictions and Disclosure Requirements
The Mexican Securities Market Law contains specific regulations regarding insider trading, including the requirement that persons in possession of information deemed privileged, abstain (i) from trading, directly or indirectly, in any relevant issuer’s securities or derivatives with respect to those securities whose trading price could be affected by that information, (ii) from making recommendations or providing advice to third parties to trade in those securities, and (iii) from disclosing or communicating that privileged information to third parties (except for persons to whom such information must be disclosed as a result of their position or employment i.e., governmental authorities).
Pursuant to the Mexican Securities Market Law, the following persons, among others, must notify the CNBV of any transactions undertaken as they relate to a listed issuer’s stock:
•members and the secretary of a public entity’s board of directors, its statutory auditor, the chief executive officer and other officers, as well as the external auditors;
•any person that, directly or indirectly, controls 10.0% or more of a listed issuer’s outstanding share capital;
•members and the secretary of the board of directors, the statutory auditor, the chief executive officer and other officers of companies that, directly or indirectly, control 10.0% or more of a listed issuer’s outstanding share capital;
•any person or group of persons who have a significant influence over the issuer and, if applicable, in the companies of the business group or consortium to which the issuer belongs; and any person who carries out transactions with securities that deviate from their historical investment patterns in the market and who may reasonably have had access to privileged information through the persons referred to in the preceding sections.
In addition, under the Mexican Securities Market Law insiders must abstain from purchasing or selling securities of the issuer within 90 days from the last sale or purchase, respectively.
Subject to certain exceptions, any acquisition of a public company’s shares that results in the acquirer owning 10.0% or more, but less than 30.0%, of an issuer’s outstanding share capital must be publicly disclosed to the CNBV and the BMV, by no later than one business day following the acquisition.
Any acquisition by an insider that results in the insider holding 5.0% or more of a public company’s outstanding share capital must also be publicly disclosed to the CNBV and the BMV no later than one business day following the acquisition. Some insiders must also notify the CNBV of share purchases or sales that occur within any calendar quarter or five-day period and that exceed certain value thresholds. The Mexican Securities Market Law requires that convertible securities, warrants and derivatives to be settled in kind, be taken into account in the calculation of share ownership percentages.

Tender Offers
The Mexican Securities Market Law contains provisions relating to public tender offers in Mexico. According to the Mexican Securities Market Law, tender offers may be voluntary or mandatory. Both are subject to the prior approval of the CNBV and must comply with general legal and regulatory requirements. Any intended acquisition of a public company’s shares that results in the buyer owning 30.0% or more, but less than a percentage that would result in the buyer acquiring control of a company’s voting shares, requires the buyer to make a mandatory tender offer for the greater of (a) the percentage of the share capital intended to be acquired or (b) 10.0% of the company’s outstanding capital stock. Finally, any acquisition of a public company’s shares that is intended to obtain voting control, requires the potential buyer to make a mandatory tender offer for 100.0% of the company’s outstanding capital stock (however, under certain circumstances the CNBV may permit an offer for less than 100.0%). Any tender offer must be made at the same price to all shareholders and classes of shares, regardless of whether the shares are voting, limited voting or non-voting. Within 10 business days as of the date of initiation of the tender offer, the board of directors, with the advice of the corporate practices committee and, if desired, based upon a fairness opinion prepared by a third party expert, must issue its opinion of any tender offer resulting in a change of control, which opinion refers to the fairness of the price offered and must take minority shareholder rights into account. The opinion is required to disclose any conflicts of interest that affect any of the members of the board of directors.
Together with the opinion referred to in the prior paragraph, each of the members of the board of directors and the chief executive officer of the applicable public company, must disclose to the public whether or not any of them will sell the shares they own (and the number of shares to be sold) in the tender offer.
Under the Mexican Securities Market Law, all tender offers must be open for at least 20 business days and purchases thereunder are required to be made pro rata to all tendering shareholders, regardless of whether the shares are voting, limited voting or non-voting (to the extent the tender offer is not made for one hundred percent (100.0%) of the public company’s outstanding capital stock, but exceeds the tender threshold). In addition, the tender period must be extended if the terms of a tender offer are significantly amended and that extension must be for at least 5 additional business days.
The Mexican Securities Market Law also requires that convertible securities, warrants and derivatives that can be settled in kind representing underlying securities be taken into account in the calculation of the individual or group of individuals that, directly or indirectly, intends to acquire shares of a company.
Anti-Takeover Protections
The Mexican Securities Market Law provides that public companies may include anti-takeover provisions in their bylaws if those provisions (i) are approved by a majority of the shareholders present at a general extraordinary shareholders meeting, provided that no shareholder or group of shareholders representing 5.0% or more of the capital stock present at the relevant meeting vote against those provision, (ii) do not exclude any shareholders or group of shareholders, (iii) do not restrict, in an absolute manner, a change of control, and (iv) do not contravene legal provisions related to tender offers or have the effect of disregarding the economic rights related to the shares held by the acquiring party.
Item 16K. Cybersecurity.
At Vesta, cybersecurity risk management is an integral part of our enterprise-wide cybersecurity strategy, policy, standards, architecture and processes. We have developed our cybersecurity risk management program to align with industry best practices and the standards included in the National Institute of Standards and Technology security framework (NIST), including threats and incidents associated with the use of applications developed and services provided by third-party service providers, and facilitate coordination across different departments of our company. We have partially integrated this framework to include the use of automated tools to minimize the risk of phishing, malware, spam and other threats by filtering electronic communications to detect and quarantine suspicious communications, including those with attachments, hyperlinks, and other suspicious features; flagging these for analysis and review by the cybersecurity team, which uses third-party databases provided by Shield Force for suspicious servers, certificates, IP addresses and others to determine if the flagged communication should be eliminated or further analyzed with specific users. We engaged Shield Force, a third-party provider of cybersecurity offensive, defensive and protective and preventive solutions in Mexico, in connection with filtering suspicious email and anti-virus and on performing specific projects on vulnerability testing on our network, systems, hardware and software. We have worked for more than 5 years with Shield Force and have performed internal testing of their licenses, obtaining evidence of their technical capacity and expertise as a cybersecurity vendor. Shield Force’s analysts are in constant communication with our cybersecurity team, for alerts and incident reporting, and they prepare a monthly summary report for us; additionally, once a year, we obtain a Vulnerability Testing Report and a Service Organization Control report (SOC 1 Type II) from Oracle which is analyzed by our cybersecurity manager to evaluate the organizational structure providing these services; any deficiency or unexpected item on such report, inconsistent with our day-to-day interactions, is discussed with our IT director or with the board of directors, when appropriate, to determine

Vesta’s further actions. In addition, our strategy includes a security awareness program, which includes a monthly communication strategy and training that reinforces the Company’s information technology risk and security management policies, standards and practices, as well as the expectation that employees comply with these policies. The security awareness program engages personnel through video training on how to identify potential cybersecurity risks and protect Vesta’s resources and information. Also, we have provided specialized security training for certain employee roles such as application developers. Finally, Vesta’s currently implemented privacy program requires all employees to take periodic awareness training on data privacy. This privacy-focused training includes information about confidentiality and security, as well as responding to unauthorized access to, or use of, information. The Company has implemented a robust multi-factor authentication (MFA) protocol across its core applications, notably encompassing the financial reporting sector where it safeguards sensitive data systems.
Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to a dedicated cybersecurity manager. We have formulated reporting mechanisms about cybersecurity risks status to the board of directors and the audit committee, which include, among other things, reviewing our enterprise cybersecurity strategy and framework, including our assessment of cybersecurity threats and risk, data security programs, and our management and mitigation of cybersecurity and information technology risks and potential breach incidents; such reporting is partially implemented and being rolled out during 2024. Our cybersecurity manager has executed technology security activities for more than 10 years, assessing security risk and applying relevant security controls; he holds a master degree in digital risks and cybersecurity as well as obtains continuous education as Google cybersecurity certification, Certified Information Systems Security Professional certification and other cybersecurity and technology topics; using these skills and expertise in supporting our technology department and reporting to our board of directors.
We have not identified cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please refer to section 3.D. “Risk Factors—Risks Related to Our Business—Our business and operations could suffer in the event of system failures or cyber security attacks.”

PART III
Item 17. Financial Statements.
We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements.
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Galaz, Yamazaki, Ruiz Urquiza, S.C., an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Additionally, our investment properties are included as a supplement on Schedule III - Schedule of Real Estate as of December 31, 2023 prepared in accordance with Rule 12-28 of Regulation S-X
Item 19. Exhibits.
The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1	Amended and Restated Bylaws of Corporación Inmobiliaria Vesta, S.A.B. de C.V., dated March 21, 2024 (English translation).
2.1	Description of Securities registered under Section 12 of the Exchange Act.
2.2	Form of Deposit Agreement among Corporación Inmobiliaria Vesta, S.A.B. de C.V., Citibank, N.A., as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 16, 2023)).
2.3	Form of American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 16, 2023)).
4.1	Loan agreement, dated July 27, 2016, among Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V., QVC, S. de R.L. de C.V., QVCII, S. de R.L. de C.V. and WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V., as borrowers, and Metropolitan Life Insurance Company, as lender (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.2	First amendment to loan agreement, dated March 22, 2018, among Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V., QVC, S. de R.L. de C.V., QVCII, S. de R.L. de C.V. and WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V. as borrowers, and Metropolitan Life Insurance Company, as lender (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.3	Guarantee agreement, dated September 22, 2017, among QVC, S. de R.L. de C.V., QVCII, S. de R.L. de C.V., Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V. and WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V., in relation to the issuance of certain 5.03% Series A Senior Notes due September 22, 2024 and 5.31% Series B Senior Notes due September 22, 2027 (incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.4	Forms of 5.03% Series A Senior Notes due September 22, 2024, and 5.31% Series B Senior Notes due September 22, 2027 (incorporated herein by reference to Exhibit 4.6 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.5	Loan agreement, dated November 1, 2017, among Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V., QVC, S. de R.L. de C.V. and QVCII, S. de R.L. de C.V., as borrowers, and Metropolitan Life Insurance Company, as lender (incorporated herein by reference to Exhibit 4.7 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.6	Guarantee agreement, dated June 25, 2019, among QVC, S. de R.L. de C.V., QVCII, S. de R.L. de C.V., Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V. and WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V., in relation to the issuance of certain 5.18% Series C Senior Notes due June 14, 2029 and 5.28% Series D Senior Notes due June 14, 2031 (incorporated herein by reference to Exhibit 4.8 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.7	Forms of 5.18% Series C Senior Notes due June 14, 2029 and 5.28% Series D Senior Notes due June 14, 2031 (incorporated herein by reference to Exhibit 4.9 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).

Exhibit No.	Exhibit
4.8	Indenture, dated May 13, 2021, among Corporación Inmobiliaria Vesta, S.A.B. de C.V., as issuer, QVC, S. de R.L. de C.V., QVCII, S. de R.L. de C.V., Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V. and WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V. , jointly as subsidiary guarantors, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, in relation to the issuance of Corporación Inmobiliaria Vesta, S.A.B. de C.V.’s US$350,000,000 3.625% Senior Notes due 2031 (incorporated herein by reference to Exhibit 4.10 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
4.9	Sustainability-linked revolving credit agreement, dated August 31, 2022, among Corporación Inmobiliaria Vesta, S.A.B. de C.V., as borrower, various financial institutions and other persons from time to times parties to the agreement, as lenders, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, División Fiduciaria, as administrative agent, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and The Bank of Nova Scotia, as sustainability agents, Banco Nacional de Comercio Exterior, S.N.C., I.B.D., BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, as joint lead arrangers and joint bookrunners, and Banco Sabadell, S.A., Institución de Banca Múltiple, as mandated lead arranger (incorporated herein by reference to Exhibit 4.11 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).
8.1	List of the subsidiaries of the registrant.
11.1	English translation of the Code of Ethics.
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
15.1	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C., independent registered public accounting firm for Corporación Inmobiliaria Vesta, S.A.B. de C.V.
97.1	Compensation Recoupment Policy.
99.1	Consent of Cushman & Wakefield, S. de R.L. de C.V.
99.2	Consent of LaSalle Partners, S. de R.L. de C.V.
99.3	Consent of CBRE, S.A. de C.V.
99.4	Company trading policy.

SIGNATURES
The registrant hereby certiﬁes that it meets all of the requirements for ﬁling on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Sottil Achutegui
	Name:	Juan Sottil Achutegui
	Title:	Chief Financial Officer
Date: April 19, 2024

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021, and Report of Independent Registered Public Accounting Firm Dated April 19, 2023.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Report of Independent Registered Public Accounting Firm and
Consolidated Financial Statements for 2023, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Board and Shareholders of Corporación Inmobiliaria Vesta, S. A. B. de C. V.
Opinion on the Consolidated Financial Statements

We have audited the consolidated statements of financial position of Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries (the “Company”) as of December 31, 2023, 2022 and 2021, and the consolidated statements of profit and other comprehensive income (loss), consolidated statements of changes in stockholders’ equity and consolidated statements of cash flows for the years then ended, and the related notes and the schedule listed in the index to Item 18 (collectively referred to as the "financial statements"). In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021 and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the Standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Affiliate of a Member of Deloitte Touche Tohmatsu Limited

Mexico City, Mexico
April 19, 2024

We have served as the Company's auditor since 2009

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2023, 2022 and 2021
(In U.S. dollars)

	Notes	December 31, 2023	December 31, 2022	December 31, 2021
Assets

Current assets:
Cash, cash equivalents and restricted cash	5	$501,166,136	$139,147,085	$452,821,132
Recoverable taxes	6	33,864,821	30,088,473	19,377,562
Operating lease receivables- Net	7	10,100,832	7,690,195	9,039,147
Prepaid expenses and other current assets	7.vi	21,299,392	25,308,351	483,581
Total current assets		566,431,181	202,234,104	481,721,422

Non-current assets:
Investment properties	8	3,212,164,164	2,738,465,276	2,263,170,941
Office furniture – Net		2,541,990	1,437,981	2,119,589
Right-of-use asset – Net	9	834,199	1,417,945	1,344,417
Security deposits paid, restricted cash and others		10,244,759	9,601,094	11,510,701
Total non-current assets		3,225,785,112	2,750,922,296	2,278,145,648

Total assets		$3,792,216,293	$2,953,156,400	$2,759,867,070

Liabilities and stockholders’ equity

Current liabilities:
Current portion of long-term debt	10	$69,613,002	$4,627,154	$2,880,592
Lease liabilities - short term	9	607,481	606,281	464,456
Accrued interest		3,148,767	3,847,752	3,840,079
Accounts payable	3.f	13,188,966	16,628,788	3,011,415
Income tax payable		38,773,726	14,824,658	27,838,872
Accrued expenses and taxes		7,078,988	5,154,626	15,246,156
Dividends payable	12.4	15,155,311	14,358,194	13,944,232
Total current liabilities		147,566,241	60,047,453	67,225,802

Non-current liabilities:
Long-term debt	10	845,573,752	925,872,432	930,652,624
Lease liabilities - long term	9	290,170	897,658	915,957
Security deposits received		25,680,958	18,333,119	15,868,704
Long-term payable	3.f	7,706,450	7,889,937	-
Employee benefits	11	1,519,790	348,280	-
Deferred income taxes	18.3	276,910,507	299,979,693	291,578,576
Total non-current liabilities		1,157,681,627	1,253,321,119	1,239,015,861

Total liabilities		1,305,247,868	1,313,368,572	1,306,241,663

	Notes	December 31, 2023	December 31, 2022	December 31, 2021

Litigation and other contingencies	20

Stockholders’ equity:
Capital stock	12	591,600,113	480,623,919	482,858,389
Additional paid-in capital	12.3	934,944,456	460,677,234	466,230,183
Retained earnings		989,736,218	733,405,749	547,213,771
Share-based payments reserve		3,732,350	5,984,051	7,149,453
Foreign currency translation reserve		(33,044,712)	(40,903,125)	(49,826,389)

Total stockholders’ equity		2,486,968,425	1,639,787,828	1,453,625,407

Total liabilities and stockholders’ equity		$3,792,216,293	$2,953,156,400	$2,759,867,070
See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Statements of Profit and Other Comprehensive Income (Loss)
For the years ended December 31, 2023, 2022 and 2021
(In US dollars)

	Notes	December 31, 2023	December 31, 2022	December 31, 2021
Revenues:
Rental income	13	$213,448,296	$178,025,461	$160,698,385
Management fees		1,019,316	-	87,973
		214,467,612	178,025,461	160,786,358

Property operating costs related to properties that generated rental income	14.1	(13,476,324)	(8,940,789)	(8,543,961)
Property operating costs related to properties that did not generate rental income	14.1	(4,763,398)	(2,482,605)	(2,182,796)
General and administrative expenses	14.2	(31,719,895)	(24,414,428)	(21,400,917)

Interest income		9,414,027	2,640,687	76,871
Other income	15	5,138,158	1,330,853	150,478
Other expenses	16	(3,037,113)	(373,991)	(122,684)
Finance cost	17	(46,306,975)	(46,396,156)	(50,263,493)
Exchange gain (loss)- net		8,906,782	1,939,848	(1,109,567)
(Loss) gain on sale of investment property – net		(461,600)	5,027,826	13,992,675
Gain on revaluation of investment properties	8	243,459,821	185,491,518	164,649,959

Profit before income taxes		381,621,095	291,848,224	256,032,924

Current income tax expense	18.1	(91,953,099)	(41,981,391)	(50,262,466)
Deferred income tax benefit (expense)	18.1	26,969,516	(6,242,079)	(31,828,085)
Total income tax expense		(64,983,583)	(48,223,470)	(82,090,551)

Profit for the year		316,637,512	243,624,754	173,942,373

Other comprehensive income (loss) - net of tax:
Items that may be reclassified subsequently to profit - Fair value gain on derivative instruments	19	-	-	2,892,985
Exchange differences on translating other functional currency operations		7,858,413	8,923,264	(4,844,991)
Total other comprehensive income (loss)		7,858,413	8,923,264	(1,952,006)

Total comprehensive income for the year		$324,495,925	$252,548,018	$171,990,367

Basic earnings per share	12.5	$0.4183	$0.3569	$0.2683
Diluted earnings per share	12.5	$0.4118	$0.3509	$0.2636
See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2023, 2022 and 2021
(In US dollars)

	Capital Stock	Additional Paid in Capital	Retained Earnings	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Valuation of Derivative financial instruments	Total Stockholders’ Equity

Balances as of January 1, 2021	$422,437,615	$297,064,471	$429,048,327	$7,986,137	$(44,981,398)	$(2,892,985)	$1,108,662,167

Equity issuance	58,773,174	164,422,275	-	-	-	-	223,195,449
Share-based payments	-	-	-	5,554,353	-	-	5,554,353
Vested shares	1,647,600	4,743,437	-	(6,391,037)	-	-	-
Dividends declared	-	-	(55,776,929)	-	-	-	(55,776,929)
Comprehensive income (loss)	-	-	173,942,373	-	(4,844,991)	2,892,985	171,990,367

Balances as of December 31, 2021	482,858,389	466,230,183	547,213,771	7,149,453	(49,826,389)	-	1,453,625,407

Share-based payments	-	-	-	6,650,487	-	-	6,650,487
Vested shares	2,014,895	5,800,994	-	(7,815,889)	-	-	-
Dividends declared	-	-	(57,432,776)	-	-	-	(57,432,776)
Repurchase of shares	(4,249,365)	(11,353,943)	-	-	-	-	(15,603,308)
Comprehensive income (loss)	-	-	243,624,754	-	8,923,264	-	252,548,018

Balances as of December 31, 2022	480,623,919	460,677,234	733,405,749	5,984,051	(40,903,125)	-	1,639,787,828

Equity issuance	108,771,608	466,218,277	-	-	-	-	574,989,885
Share-based payments	-	-	-	8,001,830	-	-	8,001,830
Vested shares	2,204,586	8,048,945	-	(10,253,531)	-	-	-
Dividends declared	-	-	(60,307,043)	-	-	-	(60,307,043)
Comprehensive income (loss)	-	-	316,637,512	-	7,858,413	-	324,495,925

Balances as of December 31, 2023	$591,600,113	$934,944,456	$989,736,218	$3,732,350	$(33,044,712)	$-	$2,486,968,425
See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2022 and 2021
(In US dollars)

	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from operating activities:
Profit before income taxes	$381,621,095	$291,848,224	$256,032,924
Adjustments:
Depreciation	974,291	901,492	1,143,134
Right-of-use depreciation	603,782	562,428	458,082
Gain on revaluation of investment property	(243,459,821)	(185,491,518)	(164,649,959)
Unrealized effect of foreign exchange rates	(1,048,369)	(1,939,848)	1,109,567
Interest income	(9,414,027)	(2,640,687)	(76,871)
Interest expense	44,335,420	44,852,043	45,482,028
Amortization of debt issuance costs	1,971,555	1,544,113	4,781,465
Expense recognized in respect of share-based payments	8,001,830	6,650,487	5,554,353
Loss (gain) on sale of investment property	461,600	(5,027,826)	(13,992,675)
Employee benefits and pension costs	1,171,510	348,280	-
Income tax benefit from equity issuance costs	8,307,906	-	-
Working capital adjustments:
(Increase) decrease in:
Operating lease receivables – Net	(2,410,637)	1,348,952	(2,678,246)
Recoverable taxes	(3,776,348)	(10,710,911)	(4,516,452)
Security deposits paid, restricted cash and others	(1,138,296)	1,909,607	(7,004,175)
Prepaid expenses and other current assets	4,008,959	(17,338,623)	(63,524)
Increase (decrease) in:
Accounts payable	3,258	(1,619,312)	(230,177)
Accrued expenses and taxes	1,924,362	(10,091,530)	10,936,516
Security deposits received	7,347,839	2,464,415	1,944,455
Financial assets held for trading	-	-	684,936
Interest received	9,414,027	2,640,687	76,871
Income taxes paid	(64,103,701)	(54,995,605)	(27,062,220)
Net cash generated by operating activities	144,796,235	65,214,868	107,930,032

Cash flows from investing activities:
Purchases of investment property	(263,051,665)	(269,222,961)	(108,394,270)
Sale of investment property	42,057,500	7,285,242	124,565,539
Purchases of office furniture and vehicles	(2,078,300)	(219,884)	(219,143)
Net cash (used in) generated by investing activities	(223,072,465)	(262,157,603)	15,952,126

Cash flows from financing activities:
Interest paid	(45,034,414)	(44,844,370)	(44,474,123)
Loans obtained	-	-	350,000,000
Loans paid	(16,789,756)	-	(252,500,000)
Costs of debt issuance	-	(1,667,278)	(7,746,222)
Dividends paid	(59,509,926)	(57,018,815)	(55,367,252)
Repurchase of treasury shares	-	(15,603,308)	-
Equity issuance proceeds	594,375,000	-	229,215,419
Equity issuance costs paid	(27,693,021)	-	(6,019,970)
Payment of lease liabilities	(606,279)	(647,961)	(564,677)

	December 31, 2023	December 31, 2022	December 31, 2021
Net cash generated by (used in) financing activities	444,741,604	(119,781,732)	212,543,175

Effects of exchange rate changes on cash	(4,446,323)	3,050,420	(4,146,343)
Net (decrease) increase in cash, cash equivalents and restricted cash	362,019,051	(313,674,047)	332,278,990

Cash, cash equivalents and restricted cash at the beginning of year	139,882,397	453,556,444	121,277,454

Cash, cash equivalents and restricted cash at the end of year - Note 5	$501,901,448	$139,882,397	$453,556,444
See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A.B. de C. V. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(In US dollars)
1.General information
Corporación Inmobiliaria Vesta, S. A. B. de C. V. (“Vesta” or the “Entity”) is a corporation incorporated in Mexico. The address of its registered office and principal place of business is Paseo de los Tamarindos 90, 28th floor, Mexico City.
Vesta and subsidiaries (collectively, the “Entity”) are engaged in the development, acquisition and operation of industrial buildings and distribution facilities that are rented to corporations in eleven states throughout Mexico.
1.1Significant events
On April 27, 2021, Vesta announced the favorable results of its primary offering of common shares (equity issuance). The offering consisted in an equity offering of shares in Mexico through the Mexican Stock Exchange with an international distribution. Vesta received gross income of $200,000,000 from this equity issuance. The primary global offering considered 101,982,052 shares, and an over-allotment option of up to 15% calculated with respect to the number of shares subject to the primary offering, that was 15,297,306 additional shares, an option that could be exercised by the underwriters within the following 30 days to this date; such over-allotment was exercised by the underwriters on April 28, 2022 in a total of 14,797,307 shares for an amount of $29,215,419. The cost of such equity issuance was $6,019,970.
On May 13, 2021, Vesta offered $350,000,000 of Senior Notes, Vesta ESG Global bond 35/8 05/31, with maturity on May 13, 2031. The notes will bear interest at a rate of 3.625% per annum. The cost of such debt issuance was $7,746,222. On September 1, 2022, Vesta announced a new $200,000,000 sustainability linked revolving credit facility with various financial institutions. As a part of such revolving credit, Vesta paid debt issuance costs in an amount of $1,339,606. As of December 31, 2023 no amount has been borrowed yet.
As a result of the spread of the coronavirus (COVID-19) in Mexico and around the world, Vesta successfully maintained during 2020 the disciplined execution of strategies, which included rapidly adapting to the current environment and providing temporary relief to clients supported by strong relationships and its strong knowledge of the market. This allowed Vesta to quickly and timely identify emerging trends and seize new business opportunities. As part of negotiations with clients during 2020, Vesta only granted deferral of leases payments for those tenants who met certain strict criteria, focusing that decision on long-term growth. In total, there were 43 deferral agreements that represented approximately a $5.5 million operating lease receivable, of which 84% were recovered during the second half of 2020 and 16% were recovered during 2021; agreements and payments have been fulfilled. It is important to note that, as of September 30, 2021, 95% of Vesta's tenants had reached pre-crisis operating levels and, at the end of the year, all are at normal levels. During 2021 Vesta did not grant additional deferrals to tenants. The economic trends of the real estate market in Mexico, and specifically the industrial real estate market, were not materially affected by the pandemic. See Note 8 “Investment Properties” for further details. Finally, from an internal point of view, Vesta continued with its surveillance measures and cost reduction, review of contracts with non-essential third parties and constant monitoring of its performance.
On April 23, 2021, a mandatory federal decree was published in Mexico where various labor and tax regulations were modified to generally prohibit the subcontracting of personnel and establish the rules under which specialized services may be subcontracted. During 2021, the Entity completed all the necessary corporate actions to approve the adjustments to the constitutive documents of the Entity and its subsidiaries, in order to adjust them to what it is established in the current legal framework; likewise, it took all previous actions to implement the administrative changes necessary to fully comply with the terms of the new legal framework on the beginning of its term; there was no impact on the Consolidated Financial Statements as of and for the period ended December 31, 2021 derived from these actions.

On September 1, 2022, Vesta announced a new $200,000,000 sustainability linked revolving credit facility with various financial institutions. As a part of such revolving credit, Vesta paid debt issuance costs in an amount of $1,339,606. As of December 31, 2023 no amount has been borrowed yet.
On June 29, 2023, Vesta entered into an underwriting agreement (the ‘‘Underwriting Agreement’’) with Citigroup Global Markets Inc., BofA Securities, Inc. and Barclays Capital Inc., as representative of the underwriters, relating to Vesta’s initial public offering (the ‘‘Offering’’) of 125,000,000 Common Shares in the form of American Depositary Shares (the ‘‘ADS’’) each ADS representing 10 Common Shares of Vesta’s common stock (‘‘common stock’’), which included the exercise by the underwriters in full of the over-allotment option to purchase an additional 18,750,000 shares of Vesta’s common stock, at an Offering price of $31.00 US dollars per ADS.
The closing of the Offering for the ADS’s took place on July 5, 2023, raising gross proceeds of approximately $445,625,000, which included 18,750,000 shares sold by Vesta upon the exercise by the underwriters of the over-allotment option in full. Issuance expenses were approximately $22,950,000. Vesta intends to use the net proceeds from the Offering to fund growth strategy including the acquisition of land or properties and related infrastructure investments, and for the development of industrial buildings.
On December 7, 2023, Vesta entered into an underwriting agreement (the ‘‘Follow-On Underwriting Agreement’’) with Morgan Stanley & CO, LLC, BofA Securities, Inc. and Barclays Capital Inc., as representative of the underwriters, relating to Vesta’s sale of common shares (the ‘‘Follow-on Offering’’) of 42,500,000 Common Shares in the form of ADS, each ADS representing 10 Common Shares of Vesta’s common stock, at a Follow-on Offering price of $35.00 US dollars per ADS.
The closing of the Follow-on Offering for the ADS’s took place on December 13, 2023, raising gross proceeds of approximately $148,750,000. Issuance expenses were approximately $4,746,000. Vesta intends to use the net proceeds from the Follow-on Offering to fund growth strategy including the acquisition of land or properties and related infrastructure investments, and for the development of industrial buildings.
2.Adoption of new and revised International Financial Reporting Standards
New and amended IFRS Accounting Standards that are effective for the current year
In the current year, the Entity has applied several amendments to IFRS Accounting Standards issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments – Disclosure of accounting policies
Vesta has adopted the amendments to IAS 1 for the first time as of January 1, 2023. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.
The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step’ materiality process describer in IFRS Practice Statement 2.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates
Vesta has adopted the amendments to IAS 8 for the first time as of January 1, 2023. The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted.

IFRS 17 Insurance contracts (including the June 2020 and December 2021 Amendments to IFRS 17)
Vesta has adopted IFRS 17 and the related amendments for the first time as of January 1, 2023. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts.
IFRS 17 outlines a general model, which is modified for insurance contracts with direct participation features, described as the variable fee approach. The general model is simplified if certain criteria are met by measuring the liability for remaining coverage using the premium allocation approach. The general model uses current assumptions to estimate the amount, timing and uncertainty of future cash flows and it explicitly measures the cost of that uncertainty. It takes into account market interest rates and the impact of policyholders’ options and guarantees.
Vesta does not have any contracts that meet the definition of an insurance contract under IFRS 17.

Amendments to IAS 12 Income Taxes –Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Vesta has adopted the amendments to IAS 12- Deferred tax related to assets and liabilities arising from a single transaction for the first time as of January 1, 2023. The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting profit nor taxable profit.
Following the amendments to IAS 12, an entity is required to recognize the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

Amendments to IAS 12 Income Taxes –International Tax Reform –Pillar Two Model Rules
Vesta has adopted the amendments to IAS 12- International Tax Reform- Pillar two model rules for the first time as of January 1, 2023. The IASB amends the scope of IAS 12 to clarify that the Standard applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules.
The amendments introduce a temporary exception to the accounting requirements for deferred taxes in IAS 12, so that an entity would neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.
Following the amendments, an entity is required to disclose that it has applied the exception and to disclose separately its current tax expense (income) related to Pillar Two income taxes. As the Entity operates exclusively in Mexico, this Reform does not have any impact on the consolidated financial statements.

New and revised IFRS Standards issued but not yet effective for the current year
At the date of authorization of these consolidated financial statements, the Entity has not applied the following new and amended IFRS Standards that have been issued but are not yet effective:

Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture

Amendments to IAS 1 (1)	Classification of liabilities as current or non-current and non-current liabilities with covenants.

Amendments to IFRS 16 (1)	Lease liability in a sale and leaseback

Amendments to IAS 7 and IFRS 7 (1)	Supplier Finance Arrangements

Amendments to IAS 21 (2)	Lack of Exchangeability
(1)Effective for annual periods beginning on January 1, 2024
(2)Effective for annual periods beginning on January 1, 2025
Management does not expect the adoption of the aforementioned standards to have a significant impact on the Entity's consolidated financial statements in future periods, except as indicated below:
Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investment in Associates and Joint Ventures – Sale or contribution of assets between an investor and its associate or joint venture
The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transactions with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the measurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.
The effective date of the amendments has yet to be set by the IASB; however, earlier application for the amendments is permitted. Vesta management anticipates that the application of these amendments may have an impact on Vesta’s consolidated financial statements in future periods should such transactions arise.
Amendments to IAS 1 Presentation of financial statements - Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants
The amendments to IAS 1 clarify that if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants only at a date subsequent to the reporting period, the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period.
The classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period.
In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The Entity is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.
Vesta management anticipates that the application of these amendments may have an impact on the disclosures of the consolidated financial statements in future periods.

Amendments to IFRS 16 Leases – Lease liability in a sale and leaseback
The amendment to IFRS 16 Leases specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.
A seller-lessee applies the amendment to annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted, and that fact must be disclosed.
The amendments are not expected to have a material impact on the consolidated financial statements.
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Statements: Disclosures – Supplier Finance Arrangements
The amendments specify disclosure requirements to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
In these arrangements, one or more finance providers pay amounts an entity owes to its suppliers. The entity agrees to settle those amounts with the finance providers according to the terms and conditions of the arrangements.
The amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose.
The amendments will be effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but will need to be disclosed.
The amendments are not expected to have a material impact on the consolidated financial statements.
Amendments to IAS 21 Effects of Changes in Foreign Currency Rates – Lack of Exchangeability
The amendment specifies when an entity must evaluate if a currency is exchangeable into another currency and when it is not and how an entity determines the exchange rate to apply when a currency is not exchangeable and requires additional disclosures when a currency is not exchangeable with information that would enable users of its financial statements to evaluate how a currency’s lack of exchangeability affects, or is expected to affect, its financial performance, financial position and cash flow.
A currency is exchangeable into another currency when an entity is able to exchange that currency for the other currency through markets or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and for a specified currency.
A currency is not exchangeable into the other currency if an entity can only obtain an insignificant amount of the other currency.
The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted but will need to be disclosed.
The amendments are not expected to have a material impact on the consolidated financial statements.
3.Material accounting policies
a.Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

b.Basis of preparation
The consolidated financial statements have been prepared on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below.
i.Historical cost
Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
ii.Fair value
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Entity takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payments.
In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:
•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
•Level 2 fair value measurements are those derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.
iii.Going concern
The consolidated financial statements have been prepared by Management assuming that the Entity will continue to operate as a going concern.
During the first months of 2020, the infectious disease COVID-19 caused by the coronavirus appeared and it was declared by the World Health Organization (WHO) as a Global Pandemic on March 11, 2020. Its expansion motivated a series of containment measures in the different geographies where the Entity operates and certain sanitary measures have been taken by the Mexican authorities to stop the spread of this virus. Derived from the uncertainty and duration of this pandemic, the Entity analyzed the considerations mentioned in Note 1.1 to determine if the assumption of continuing as a going concern is applicable.
c.Basis of consolidation
The consolidated financial statements incorporate the financial statements of Vesta and entities (including structured entities) controlled by Vesta and its subsidiaries. Control is achieved when the Entity:
•Has power over the investee;
•Is exposed, or has rights, to variable returns from its involvement with the investee; and
•Has the ability to use its power to affect its returns.
The Entity reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
Consolidation of a subsidiary begins when the Entity obtains control over the subsidiary and ceases when the Entity loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit and other comprehensive income (loss) from the date the Entity gains control or until the date when the Entity ceases to control the subsidiary.
Profit or loss and each component of other comprehensive income are attributed to the owners of the Entity and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Entity and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Entity’s accounting policies.
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Entity are eliminated in full on consolidation.

	Ownership percentage
Subsidiary/Entity	2023	2022	2021	Activity

QVC, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
QVC II, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Baja California, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Bajío, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Querétaro, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Proyectos Aeroespaciales, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta DSP, S. de R. L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Management, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Provides specialized administrative services (REPSE # AR12757/2022)
Servicio de Administración y Mantenimiento Vesta, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Provide specialized administrative services (REPSE # AR17617/2022)
Enervesta, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Provides administrative services to the Entity
Trust CIB 2962	(1)	(1)	(1)	Vehicle to distribute shares to employees under the Long-Term Incentive plan.
(1)Employee share trust established in conjunction with the 20-20 Long Term Incentive Plan over which the Entity exercises control.
d.Financial instruments
Financial assets and financial liabilities are recognized in Vesta’s statement of financial position when the Entity becomes a party to the contractual provisions of the instrument.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

e.Financial assets
Classification of financial assets
Debt instruments that meet the following conditions are measured subsequently at amortized cost:
•The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Debt instruments that meet the following conditions are measured subsequently at fair value through other comprehensive income (FVTOCI):
•The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
By default, all other financial assets are measured subsequently at fair value through profit or loss (FVTPL).
Despite the foregoing, the Entity may make the following irrevocable election / designation at initial recognition of a financial asset:
•The Entity may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met (see (iii) below); and
•The Entity may irrevocably designate a debt investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch (see (iv) below).
(i)Amortized cost and effective interest method
The effective interest method is a method for calculating the amortized cost of a debt instrument and for allocating interest income during the relevant period.
For financial assets that were not purchased or originated by credit-impaired financial assets (for example, assets that are credit-impaired on initial recognition), the effective interest rate is the rate that exactly discounts future cash inflows (including all commissions and points paid or received that form an integral part of the effective interest rate, transaction costs, and other premiums or discounts), excluding expected credit losses, over the expected life of the debt instrument or , if applicable, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting estimated future cash flows, including expected credit losses, at the amortized cost of the debt instrument on initial recognition.
The amortized cost of a financial asset is the amount at which the financial asset is measured on initial recognition minus repayments of principal, plus the accumulated amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss. The gross book value of a financial asset is the amortized cost of a financial asset before adjusting any provision for losses.
Interest income is recognized using the effective interest effect for debt instruments subsequently measured at amortized cost and at fair value through other comprehensive income. For financial assets purchased or originated other than financial assets with credit impairment, interest income is calculated by applying the effective interest rate to the gross book value of a financial asset, except for financial assets that have subsequently suffered impairment of credit (see below). For financial assets that have subsequently deteriorated credit, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset. If in subsequent reporting periods the credit risk in the credit-

impaired financial instrument improves, so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross book value of the financial asset.
Interest income is recognized as realized in the consolidated statements of profit and other comprehensive income (loss) for the year.
Foreign exchange gains and losses
The book value of financial assets denominated in a foreign currency is determined in that foreign currency and it is translated at the exchange rate at the end of each reporting period.
For financial assets measured at amortized cost that are not part of a designated hedging relationship, exchange differences are recognized in exchange gain (loss)-net in the statement of profit and other comprehensive income (loss).
Impairment of financial assets
The Entity recognizes lifetime expected credit losses (“ECL”) for operating lease receivables.
The expected credit losses on these financial assets are estimated using a provision matrix based on the Entity’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.
(i)Measurement and recognition of expected credit losses
The measurement of expected credit losses is a function of the probability of default, the loss given the default (that is, the magnitude of the loss if there is a default), and the exposure at default.
The evaluation of the probability of default and the default loss is based on historical data adjusted for forward-looking information as described above. Regarding exposure to default, for financial assets, this is represented by the gross book value of the assets on the reporting date; for financial guarantee contracts, the exposure includes the amount established on the reporting date, along with any additional amount expected to be obtained in the future by default date determined based on the historical trend, the Entity's understanding of the specific financial needs of the debtors, and other relevant information for the future.
For financial assets, the expected credit loss is estimated as the difference between all the contractual cash flows that are due to the Entity in accordance with the contract and all the cash flows that the Entity expects to receive, discounted at the original effective interest rate. For a lease receivable, the cash flows used to determine the expected credit losses are consistent with the cash flows used in the measurement of the lease receivable in accordance with IFRS 16 Leases.
The Entity recognizes an impairment loss or loss in the result of all financial instruments with a corresponding adjustment to their book value through a provision for losses account, except investments in debt instruments that are measured at fair value at through other comprehensive income, for which the provision for losses is recognized in other comprehensive and accumulated results in the investment revaluation reserve, and does not reduce the book value of the financial asset in the statement of financial position.
Derecognition policy
The Entity derecognizes a financial asset only when the contractual rights to the asset's cash flows expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Entity does not transfer or retain substantially all the risks and benefits of ownership and continues to control the transferred asset, the Entity recognizes its retained interest in the asset and an associated liability for the amounts due. If the Entity retains substantially all the risks and benefits of ownership of a transferred financial asset, the Entity continues to recognize the financial asset and also recognizes a loan guaranteed by the income received.

Upon derecognition of a financial asset measured at amortized cost, the difference between the asset's book value and the sum of the consideration received and receivable is recognized in income. In addition, when an investment in a debt instrument classified as fair value through other comprehensive income is written off, the accumulated gain or loss previously accumulated in the investment revaluation reserve is reclassified to profit or loss. In contrast, in the derecognition of an investment in a capital instrument that the Entity chose in the initial recognition to measure at fair value through other comprehensive income, the accumulated gain or loss previously accumulated in the investment revaluation reserve is not reclassifies to profit or loss, but is transferred to accumulated profit (deficit).
f.Financial liabilities
All financial liabilities are measured subsequently at amortized cost using the effective interest method.
Financial liabilities measured subsequently at amortized cost
Financial liabilities (including borrowings) that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.
The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and expenses paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.
Derecognition of financial liabilities
The Entity derecognizes financial liabilities when, and only when, the Entity’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.
When the Entity exchanges with the existing lender a debt instrument in another with substantially different terms, that exchange is accounted for as an extinction of the original financial liability and the recognition of a new financial liability. Similarly, the Entity considers the substantial modification of the terms of an existing liability or part of it as an extinction of the original financial liability and the recognition of a new liability. The terms are assumed to be substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate, is at least 10% different from the current discounted rate. Value of the remaining cash flows of the original financial liability. If the modification is not material, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after the modification should be recognized in profit or loss as the gain or loss from the modification within other gains and losses.
The balance as of December 31, 2023, 2022 and 2021 of short-term accounts payables was:

	December 31, 2023	December 31, 2022	December 31, 2021

Construction in-progress (1)	$6,421,225	$13,369,927	$354,012
Land (2)	275,230	366,975	-
Existing properties	5,107,983	2,239,163	385,369
Others accounts payables	1,384,528	652,723	2,272,034

	$13,188,966	$16,628,788	$3,011,415
(1)At the end of fiscal year 2023 and 2022, the Entity began the construction of ten and six investment properties, respectively. The amount represents the advances according to the construction contract, which will be paid settled during the first quarter of the following year.

(2)During the third quarter of 2022 the Entity acquired a land reserve and signed promissory agreements for a total of $8,256,912 to be paid on quarterly installments of $91,744 starting March 2023 plus a final payment of $7,431,218 in June 2025; the long-term payable portion as of December 31, 2023 and 2022 is $7,706,450 and $7,889,937, respectively.
g.Cash and cash equivalents
Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, maturing within three months as of their acquisition date, which are subject to immaterial value change risks. Cash is carried at nominal value and cash equivalents are valued at fair value; any fluctuations in value are recognized in interest income of the period. Cash equivalents are represented mainly by investments in treasury certificates (CETES) and money market funds.
h.Restricted cash and security deposits
Restricted cash represents cash and cash equivalents balances held by the Entity that are only available for use under certain conditions pursuant to the long-term debt agreements entered into by the Entity (as discussed in Note 12). These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled, whereby the short-term restricted cash balance was classified within current assets under cash and cash equivalents and the long-term restricted cash was classified within security deposits made.
During 2022, the Entity paid $7.5 million to Scotiabank for the issuance of letters of credit for the National Control Energy Center (CENACE, for its acronym in Spanish) in connection to the Aguascalientes and Querétaro projects, in exchange of a guarantee. This amount will be paid back to the Entity once the project investment conditions are met.
i.Investment property
Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. The Entity does not capitalize borrowing costs during the construction phase of investment properties. Subsequent to initial recognition, investment properties are measured at fair value. Gains and losses arising from changes in the fair value of investment properties are included in profit or loss in the period in which they arise.
An investment property is derecognized upon sale or when the investment property is permanently withdrawn from use and no future economic benefits are expected to be received from such investment property. Any gain or loss arising on derecognition of the property (calculated as the difference between the net sale proceeds and the carrying amount of the asset) is included in (loss) gain on sale of investment property in the period in which the property is derecognized.
j.Leases
1)The Entity as lessor
Vesta, as a lessor, retains substantially all of the risks and benefits of ownership of the investment properties and account for its leases as operating leases. Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.
2)The Entity as lessee
The Entity assesses whether a contract is or contains a lease, at inception of the contract. The Entity recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Entity recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Entity uses its incremental borrowing rate.
Lease payments included in the measurement of the lease liability comprise:
•Fixed lease payments (including in-substance fixed payments), less any lease incentives;
•Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•The amount expected to be payable by the lessee under residual value guarantees;
•The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
The lease liability is presented as a separate line in the consolidated statement of financial position.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
Rights-of-use assets consist of the initial measurement of the corresponding lease liability, the rental payments made on or before the commencement date, less any lease incentives received and any direct initial costs. Subsequent valuation is cost less accumulated depreciation and impairment losses.
If the Entity incurs an obligation arising from the costs of dismantling and removing a leased asset, restoring the place in which it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease, a provision measured in accordance with IAS 37 should be recognized. To the extent that the costs are related to a rights of use asset, the costs are included in the related rights of use asset, unless such costs are incurred to generate inventories.
Assets for rights of use are depreciated over the shorter period between the lease period and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the asset for rights of use reflects that the Entity plans to exercise a purchase option, the asset for rights of use will be depreciated over its useful life. Depreciation begins on the lease commencement date.
Assets for rights of use are presented as a separate concept in the consolidated statement of financial position.
The Entity applies IAS 36 to determine whether a rights-of-use asset is impaired and accounts for any identified impairment loss as described in the 'Impairment of assets other than goodwill' policy.
Leases with variable income that do not depend on an index or rate are not included in the measurement of the lease liability and the asset for rights of use. The related payments are recognized as an expense in the period in which the event or condition that triggers the payments occurs and are included in the concept of “Other expenses” in the consolidated statement of profits and other comprehensive Income (Loss).
As a practical expedient, IFRS 16 allows you not to separate the non-lease components and instead account for any lease and its associated non-lease components as a single arrangement. The Entity has not adopted this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Entity assigns the consideration of the contract to each lease component under the relative selling price method independent of the lease component and aggregate stand-alone relative selling price for all non-lease components.

k.Foreign currencies
The U.S. dollar is the functional currency of Vesta and all of its subsidiaries except for WTN Desarrollos Inmobiliarios de México, S. de R. L. de C. V. (“WTN”), which considers the Mexican peso to be their functional currency and is considered to be “foreign operations” under IFRS. However, Vesta and its subsidiaries keep their accounting records in Mexican pesos. In preparing the financial statements of each individual entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the exchange rates in effect on the dates of each transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the exchange rates in effect at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the exchange rates in effect on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.
For the purposes of presenting consolidated financial statements, the assets and liabilities of WTN is translated into U.S. dollars using the exchange rates in effect on the last business day of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates in effect on the dates of the transactions are used. Exchange differences arising, if any, are recorded in other comprehensive income.
l.Employee benefits
Employee benefits for termination
Employee benefits for termination are recorded in the results of the year in which they are incurred.
Short-term and other long-term employee benefits
A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.
Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.
Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows expected to be made by the Entity in respect of services provided by employees up to the reporting date.
Post-employment and other long-term employee benefits
Post-employment and other long-term employee benefits, which are considered to be monetary items, include obligations for pension and retirement plans and seniority premiums. In Mexico, the economic benefits from employee benefits and retirement pensions are granted to employees with 10 years of service and minimum age of 60. In accordance with Mexican Labor Law, the Entity provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily before the vesting of their seniority premium benefit.
For defined benefit retirement plans and other long-term employee benefits, such as the Entity’s sponsored pension and retirement plans and seniority premiums, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurement effects of the Entity’s defined benefit obligation such as actuarial gains and losses are recognized directly in Other comprehensive gain – Net of tax. The Entity presents service costs within general and administrative expenses in the consolidated statement of profit and other comprehensive income (Loss). The Entity presents net interest cost within finance costs in the consolidated statement of profit and other comprehensive income (Loss). The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period.
Statutory employee profit sharing (“PTU”)
PTU is recorded in the results of the year in which it is incurred and is presented in General and administrative expenses line item in the consolidated statement of profit and other comprehensive income (loss).
As result of the recent changes to the Income Tax Law and the Labor Law, as of December 31, 2023, 2022 and 2021, PTU is determined based on taxable income, according to Section I of Article 9 of the that Law and the Article 127 of the Labor Law.
Compensated absences
The Entity creates a provision for the costs of compensated absences, such as paid annual leave, which is recognized using the accrual method.
m.Share-based payment arrangements
Share-based payment transactions of the Entity
Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 21.
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Entity’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Entity revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity settled employee benefits reserve.
n.Income taxes
Income tax expense represents the sum of the tax currently payable and deferred tax.
1.Current tax
Current income tax (“ISR”) is recognized in the results of the year in which is incurred.
The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Entity’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Entity supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.
2.Deferred income tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Entity expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is an enforceable legal right that allows offsetting current tax assets against current tax liabilities and when they are related to income taxes collected by the same tax authority and the Entity has the right to intention to settle your current tax assets and liabilities on a net basis.
3.Current and deferred tax for the year
Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.
o.Provisions
Provisions are recognized when the Entity has a present obligation (legal or constructive) as a result of a past event, when it is probable that the Entity will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties associated with the obligation.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
p.Revenue recognition
Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Energy income and Reimbursable building services arise from tenant leases and consists on the recovery of certain operating expenses of the respective property. Such reimbursements are included in rental income in the consolidated financial statements.
q.Segment
The Entity’s primary business is the acquisition, development, and management of industrial and distribution center real estate. Vesta manages its operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions and, accordingly, has only one reporting and operating segment. As of December 31, 2023, 2022 and 2021, all of our assets and operations are derived from assets located within Mexico.

r.Other income and Other expense
Other income and other expenses consist of transactions which substantially depart from our rental income from operating leases; these mainly include the income and expenses derived from the charge and expense of energy consumption through the Entity’s infrastructure to non-tenant third-parties, insurance recoveries and others.
s.Reclassifications
Certain items in our consolidated statements of income and other comprehensive income (loss) and certain tables in our footnotes for the years ended December 31, 2021 and 2022 have been reclassified to conform to the 2023 presentation.
4.    Critical accounting judgments and key sources of estimation uncertainty
In the application of the Entity’s accounting policies, which are described in Note 3, management of the Entity is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Valuation of investment properties
As described in Note 8, the Entity uses external appraisers in order to determine the fair value of its investment properties. Such appraisers use several valuation methodologies that include assumptions that are not directly observable in the market to estimate the fair value of its investment properties. Note 8 provides detailed information about the key assumptions used in the determination of the fair value of the investment properties.
In estimating the fair value of an asset or a liability, the Entity uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Entity engages third party qualified valuation experts. The valuation committee works closely with the qualified external valuation experts to establish the appropriate valuation techniques and inputs to the model. The Chief Financial Officer reports the valuation committee’s findings to the board of directors of the Entity every quarter to explain the cause of fluctuations in the fair value of the assets and liabilities. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in Note 8 and 19.
The Entity’s management believes that the chosen valuation methodologies and assumptions used are appropriate in determining the fair value of the Entity’s investment properties.

5    Cash, cash equivalents and restricted cash
For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand and in banks, including restricted cash. Cash and cash equivalents at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statements of financial position as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

Cash and cash equivalents	$501,093,921	$139,056,863	$452,802,049
Current restricted cash	72,215	90,222	19,083
	501,166,136	139,147,085	452,821,132

Non-current restricted cash	735,312	735,312	735,312

Total	$501,901,448	$139,882,397	$453,556,444
Restricted cash represents balances held by the Entity that are only available for use under certain conditions pursuant to the loan agreements entered into by the Entity. Such conditions include payment of monthly debt service fee and compliance with certain covenants set forth in the loan agreement. These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled. Non-current restricted cash was classified within security deposits made in the accompanying consolidated statements of financial position.
Non‑cash transactions
The Entity did not have additions to the right-of-use asset and lease liabilities during 2023. Additions to right of use assets during 2022 and 2021 of $635,956 and $1,144,662, respectively were financed by new leases. Other non-cash investing activities related to investment properties are included in Note 8.
Changes in liabilities arising from financing activities not requiring cash relate to a decrease for the amortization of debt issuance costs for $1,971,555, $1,544,113 and $4,781,465 in 2023, 2022 and 2021, respectively and an increase for new lease liabilities for $635,956 and $1,144,662 in 2022 and 2021, respectively.
Unpaid dividends are included in Note 12.4.
6.    Recoverable taxes

	December 31, 2023	December 31, 2022	December 31, 2021

Recoverable value-added tax (“VAT”)	$33,733,662	$18,440,884	$6,193,929
Recoverable income taxes	-	9,531,645	9,530,937
Recoverable dividend tax	-	1,818,971	3,533,983
Other receivables	131,159	296,973	118,713

	$33,864,821	$30,088,473	$19,377,562

7.    Operating lease receivables
i.The aging profile of operating lease receivables as of the dates indicated below are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

0-30 days	$9,338,540	$6,732,985	$8,345,097
30-60 days	335,498	260,832	263,033
60-90 days	146,708	610,770	269,054
Over 90 days	280,086	85,608	161,963

Total	$10,100,832	$7,690,195	$9,039,147
Pursuant to the lease agreements, rental payments should be received within 30 days following their due date; thereafter the payment is considered past due. As shown in the table above, 92%, 88%, and 92% of all operating lease receivables are current at December 31, 2023, 2022 and 2021, respectively.
All rental payments past due are monitored by the Entity; for receivables outstanding from 30 to 90 days’ efforts are made to collect payment from the respective client. Operating lease receivables outstanding for more than 30 days but less than 60 days represent 3%, 3% and 3% of all operating lease receivables at December 31, 2023, 2022 and 2021, respectively. Operating lease receivables outstanding for more than 60 and less than 90 days represent 1%, 8%, and 3% of all operating lease receivable at December 31, 2023, 2022 and 2021. Operating lease receivables outstanding greater than 90 days represent 3%, 1%, and 2% as of December 31, 2023, 2022 and 2021, respectively.
ii.Movement in the allowance for doubtful accounts receivable
Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of the operating lease receivable.
The following table shows the movement in expected credit losses that has been recognized for the lease receivable:

	2023	2022	2021

Balance as of January 1	$1,916,124	$1,957,935	$3,507,156
Increase in loss allowance arising from new financial assets recognized in the year	1,615,852	760,072	1,516,248
Decrease in loss allowance from derecognition of financial assets in the year	(995,083)	(801,883)	(3,065,469)

Balance as of December 31,	$2,536,893	$1,916,124	$1,957,935
iii.Client concentration risk
As of December 31, 2023, 2022 and 2021 one of the Entity’s clients account for 45% or $4,525,100, 42% or $3,249,692 and 43% or $3,863,928, respectively, of the operating lease receivables balance. The same client accounted for 5%, 6%, and 6% of the total rental income of Entity for the years ended December 31, 2023, 2022 and 2021, respectively. No other client represented more than 10% of the Entity’s total rental income during the years ended December 31, 2023, 2022 and 2021.
iv.Leasing agreements
Operating leases relate to non-cancellable lease agreements over the investment properties owned by the Entity, which generally have terms ranging between 5 to 15 years, with options to extend the term up to a total term of 20 years. Rents are customarily payable on a monthly basis, and are adjusted annually according to applicable inflation indices (US and Mexican inflation indices). Security deposits are typically equal to one or two months’ rent. Obtaining property insurance (third party liability) and operating maintenance are obligations of the tenants.
All lease agreements include a rescission clause that entitles the Entity to collect all unpaid rents during the remaining term of the lease agreement in the event that the client defaults in its rental payments, vacates the properties, terminates the lease agreement or enters into bankruptcy or insolvency proceedings. All lease agreements are classified as operating leases and do not include purchase options.
v.Non-cancellable operating lease receivables
Future minimum lease payments receivable under non-cancellable operating lease agreements are as follows:

As of December 31,	2023	2022	2021

Not later than 1 year	$204,723,974	$155,267,112	$140,816,013
Later than 1 year and not later than 3 years	344,644,619	250,043,235	213,202,071
Later than 3 year and not later than 5 years	329,579,421	209,592,871	169,944,066
Later than 5 years	185,044,052	154,909,895	102,405,961

	$1,063,992,066	$769,813,113	$626,368,111
vi.Prepaid expenses and other current assets

As of December 31	2023	2022	2021

Advance payments (1)	$19,308,297	$17,201,933	$-
Other accounts receivables (2)	328,082	7,486,147	-
Property expenses	1,638,607	543,804	-
Prepaid expenses	24,406	76,467	483,581

	$21,299,392	$25,308,351	$483,581
1)During the second quarter of 2022 the Entity entered into an agreement for the procurement, permissioning and other conditions for the acquisition of several plots of land; if the conditions are met within a period of 18 months, or an additional 18-month extension, the advance deposit will be considered part of the final transactions price, otherwise approximately $1 million will be forfeited to the counterparty and expensed; the remainder amount will be reimbursed to the Entity.
2)As stated in Note 8 the Entity sold land reserve located in Queretaro, and as of December 2022, there was an outstanding balance of $7,486,147 that was settled in the first quarter of 2023.
8.    Investment property
The Entity uses external appraisers in order to determine the fair value for all of its investment properties. The external appraisers hold recognized and relevant professional qualifications and have vast experience in the types of investment properties owned by the Entity. The external appraisers use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used include assumptions, the majority of which are not directly observable in the market, to estimate the fair value of the Entity’s investment property such as discount rates, exit cap rates, long-term NOI, inflation rates, absorption periods and market rents.
The values, determined by the external appraisers annually, are recognized as the fair value of the Entity’s investment property at the end of each reporting period. The appraisers use a discounted cash flow approach to determine the fair value of land and buildings (using the expected net operating income (“NOI”) of the investment property) and a market approach to determine the fair value of land reserves. Gains or losses arising from changes in the fair values are included in the consolidated statements of profit or loss and other comprehensive (loss) income in the period in which they arise.
The Entity’s investment properties are located in México and they are classified as Level 3 in the IFRS fair value hierarchy. The following table provides information about how the fair values of the investment properties are determined (in particular, the valuation techniques and inputs used).

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value/range	Relationship of unobservable inputs to fair value

Buildings and land	Level 3	Discounted cash flows	Discount rate	2023: 7.00% to 12.21% 2022: 7.50% to 12.24% 2021: 7.75% to 12.15%	The higher the discount rate, the lower the fair value.

			Exit cap rate	2023: 6.50% to 8.99% 2022: 6.50% to 8.99% 2021: 6.75% to 8.99%	The higher the exit cap rate, the lower the fair value.

			Long-term NOI	Based on contractual rent and then on market related rents	The higher the NOI, the higher the fair value.

			Inflation rates	Mexico: 3.6% to 4.25%, in 2023 3.4% to 5.0%, in 2022 3.55% to 4.15% in 2021 U.S.: 2.1% to 3.0%, in 2023 2.1% to 3.5% in 2022, 2.3% to 3.0% in 2021	The higher the inflation rate, the higher the fair value.

			Absorption period	12 months of average	The shorter the absorption period, the higher the fair value

			Market related rents	Depending on the park/state	The higher the market rent the higher the fair value

Land reserves	Level 3	Market comparable	Price per acre	Weighted average price per acre is $195,196 in 2023, $239,266 in 2022, $149,153 in 2021.	The higher the price, the higher the fair value.
Fair value sensitivity:
The following table presents a sensitivity analysis to the impact of 10 basis points (“bps”) of the discount rates and exit cap rate and the aggregated impact, in absolute terms, of these two on fair values of the investment properties – land and buildings representing leased land and buildings valued used the discounted cash flows method. An increase/decrease in discount rates and exit cap rate will decrease/increase the building and land valuation as of December 31, 2023, 2022 and 2021:

	December 31, 2023
	Impact of +/- 10 bps on exit cap rate	Impact of +/- 10 bps on discount rate	Impact of +/- 10 bps on exit cap rate and discount rate

Buildings and land	$14,622,874	$15,652,178	$36,530,020

	December 31, 2022
	Impact of +/- 10 bps on exit cap rate	Impact of +/- 10 bps on discount rate	Impact of +/- 10 bps on exit cap rate and discount rate

Buildings and land	$12,177,562	$20,763,362	$21,538,398

	December 31, 2021
	Impact of +/- 10 bps on exit cap rate	Impact of +/- 10 bps on discount rate	Impact of +/- 10 bps on exit cap rate and discount rate

Buildings and land	$15,072,887	$15,978,900	$29,857,968
The table below sets forth the aggregate values of the Entity’s investment properties for the years indicated:

	2023	2022	2021

Buildings and land	$3,167,770,000	$2,657,513,766	$2,167,895,680
Land improvements	16,277,544	7,562,174	7,975,906
Land reserves	138,380,000	208,910,000	133,859,180
	3,322,427,544	2,873,985,940	2,309,730,766
Less: Cost to conclude construction in-progress	(110,263,380)	(135,520,664)	(46,559,825)

Balance at end of year	$3,212,164,164	$2,738,465,276	$2,263,170,941
The reconciliation of investment property is as follows:

	2023	2022	2021

Balance at beginning of year	$2,738,465,276	$2,263,170,941	$2,103,214,762
Additions	259,757,058	292,349,582	109,032,511
Foreign currency translation effect	13,001,109	7,196,797	(3,742,001)
Disposal of investment property	(42,519,100)	(9,743,562)	(109,984,290)
Gain on revaluation of investment property	243,459,821	185,491,518	164,649,959

Balance at end of year	$3,212,164,164	$2,738,465,276	$2,263,170,941
A total of $19,510,889, $23,866,003, and $739,381 additions to investment property related to land reserves and new buildings that were acquired from third parties, were not paid as of December 31, 2023, 2022 and 2021, respectively, and were therefore excluded from the consolidated statements of cash flows for those years.
A total of $15,884,322, $739,381 and $933,571 of 2022, 2021 and 2020 additions were paid during 2023, 2022 and 2021, respectively and were included in the 2023, 2022 and 2021 consolidated statement of cash flows.
During 2023, the Entity reached an agreement to sell a land reserve located in Aguascalientes totaling 914,932 square feet for $5,057,500 and also sold a 313,410 square feet building in Tijuana for $37,000,000, the cost associated with the sales was $42,519,100, generating a loss in sale of investment property of $461,600.
During 2022, the Entity reached an agreement to sell two land reserves located in Queretaro totaling 115,101 square feet for $909,005 and also sold land reserves located in Cd. Juarez totaling 1,297,508 square feet for $13,862,383, the cost associated with the two sales was $9,743,562, generating a gain in sale of investment property of $5,027,826.

During 2021, the Entity reached an agreement to sell four land reserves located in Queretaro totaling 2.1 million square feet for $16,317,539, the cost associated with the sale was $7,395,427, generating a gain in sale of investment property of $8,922,112.
During 2021, the Entity reached an agreement to sell two industrial properties located in Queretaro and Ciudad Juarez totaling 1,371,129 square feet for $108,248,000, the cost associated with the sale was $103,177,437, generating a gain in sale of investment property of $5,070,563.
During 2007, the Entity entered into an agreement to build the Querétaro Aerospace Park, which consists of a Trust created by the Government of the State of Querétaro, as grantor (fideicomitente), Aeropuerto Intercontinental de Querétaro, S. A. de C. V., as a participant for the purposes of granting its consent, Bombardier Aerospace México, S.A. de C.V., as beneficiary (fideicomisario), and BBVA Bancomer, S.A., as Trustee (fiduciario), to which the Entity, through its subsidiary, Proyectos Aeroespaciales, S. de R. L. de C. V. (PAE), adhered as grantee and beneficiary. The Government of the State of Queretaro contributed certain rights to the Trust, including rights to use the land and the infrastructure built by the state of Queretaro, allowing PAE to build and lease buildings for a total period equivalent to the term of the concession granted to the Aerospace Park; the remaining term is approximately 41 years as of December 31, 2023.
PAE is the only designated real estate developer and was granted the right to use the land and infrastructure to develop industrial facilities thereon, lease such industrial facilities to companies in the aerospace and related industries and to collect the rents derived from the lease of the industrial facilities, for a period of time equivalent to the remaining term of the airport concession (approximately 34 years as of December 31, 2023). With respect to such rights, all construction, addition and improvements made by Proyectos Aeroespaciales to the contributed land (including without limitation, the industrial facilities) will revert in favor of the Government of the State of Queretaro at the end of the term of the Trust, for zero consideration.
During 2013, the Entity entered into an agreement with Nissan Mexicana, S.A. de C.V. (“Nissan”) to build and lease to Nissan the Douki Seisan Park (“DSP Park”) located in Aguascalientes, Mexico. The land where the DSP Park is located is owned by Nissan. On July 5, 2012, Nissan created a Trust (Trust No. F/1704 with Deutsche Bank México, S.A. as Trustee) to which the Entity (through one of its subsidiaries, Vesta DSP, S. de R.L. de C.V), is beneficiary and was granted the use of the land for a period of 40 years. The infrastructure and all the related improvements were built by and are managed by the Entity.
Some of the Entity’s investment properties have been pledged as collateral to secure its long-term debt, the long-term debt is secured by 67 investment properties with a carrying amount of $642,470,000.
9.    Lease liabilities
1.Right-of-use asset:

Rights-of-use	January 1, 2023	Additions	Disposals	December 31, 2023

Office space	$2,552,121	$-	$-	$2,552,121
Vehicles and office furniture	791,773	-	-	791,773

Cost of rights-of-use	$3,343,894	$-	$-	$3,343,894

Depreciation of rights-of-use	January 1, 2023	Additions	Disposals	December 31, 2023

Office space	$(1,508,871)	$(452,154)	$-	$(1,961,025)
Vehicles and office furniture	(417,078)	(131,592)	-	(548,670)
Accumulated depreciation	(1,925,949)	(583,746)	-	(2,509,695)

Total	$1,417,945	$(583,746)	$-	$834,199

Rights-of-use	January 1, 2022	Additions	Disposals	December 31, 2022

Office space	$2,296,581	$255,540	$-	$2,552,121
Vehicles and office furniture	411,357	380,416	-	791,773

Cost of rights-of-use	$2,707,938	$635,956	$-	$3,343,894

Depreciation of rights-of-use

Office space	$(1,078,035)	$(430,836)	$-	$(1,508,871)
Vehicles and office furniture	(285,486)	(131,592)	-	(417,078)
Accumulated depreciation	(1,363,521)	(562,428)	-	(1,925,949)

Total	$1,344,417	$73,528	$-	$1,417,945

Rights-of-use	January 1, 2021	Additions	Disposals	December 31, 2021

Office space	$1,260,626	$1,035,955	$-	$2,296,581
Vehicles and office furniture	302,650	108,707	-	411,357

Cost of rights-of-use	$1,563,276	$1,144,662	$-	$2,707,938

Depreciation of rights-of-use

Office space	$(717,375)	$(360,660)	$-	$(1,078,035)
Vehicles and office furniture	(188,064)	(97,422)	-	(285,486)
Accumulated depreciation	(905,439)	(458,082)	-	(1,363,521)

Total	$657,837	$686,580	$-	$1,344,417
2.Lease obligations:

	January 1, 2023	Additions	Disposals	Interests accrued	Repayments	December 31, 2023

Lease liabilities	$1,503,939	$	$	$103,611	$(709,899)	$897,651

	January 1, 2022	Additions	Disposals	Interests accrued	Repayments	December 31, 2022

Lease liabilities	$1,380,413	$635,956	$-	$135,531	$(647,961)	$1,503,939

	January 1, 2021	Additions	Disposals	Interests accrued	Repayments	December 31, 2021

Lease liabilities	$731,285	$1,144,662	$-	$69,143	$(564,677)	$1,380,413

3.Analysis of maturity of liabilities by lease:

Finance lease liabilities	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Less than 1 year	$662,388	$709,901	$523,281
Later than 1 year and not later than 5 years	301,099	963,487	968,672
	963,487	1,673,388	1,491,953
Less: future finance cost	(65,836)	(169,449)	(111,540)

Total lease liability	$897,651	$1,503,939	$1,380,413

Finance lease - short term	$607,481	$606,281	$464,456
Finance lease - long term	290,170	897,658	915,957

Total lease liability	$897,651	$1,503,939	$1,380,413
10.    Long-term debt
In September 1, 2022, , the Entity obtained a three-year unsecured sustainability-linked revolving credit facility for $200 million. This loan bears interest at a rate of SOFR plus 1.60 percentage points. As a part of such revolving credit, Vesta paid debt issuance costs in an amount of $1,339,606. As of December 31, 2023 no amount has been borrowed yet.
On May 13, 2021, the Entity offered $350,000,000 of Senior Notes (“Vesta ESG Global bond 35/8 05/31”) with maturity on May 13, 2031. The notes bear interest at a rate of 3.625%. The cost of such debt issuance was $7,746,222.
On August 2, 2019, the Entity entered into a new five-year unsecured credit agreement with various financial institutions for an aggregated amount of $80,000,000 which proceeds were received on the same date;, and a revolving credit line of $125,000,000. This loan bears interest at a rate of LIBOR plus 2.15 percentage points. On March 23, 2020 and April 7, 2020, the Entity borrowed $85,000,000 and $40,000,000, respectively, out of the revolving credit line, bearing quarterly interest at a rate of LIBOR plus 1.85 percentage points.
On June 25, 2019, the Entity entered into a 10-year Senior Note series RC and 12-year Senior Note series RD with various financial institutions, for aggregate amounts of $70,000,000 and $15,000,000, respectively. Each Series RC notes and Series RD notes bear interest on the unpaid balance at the rates of 5.18% and 5.28%, respectively.
On May 31, 2018, the Entity entered into an agreement for the issuance and sale of Series A Senior Note of $45,000,000 due on May 31, 2025, and Series B Senior Note of $45,000,000 due on May 31, 2028. Each Series A Note and Series B Note bear interest on the unpaid balance at the rates of 5.50% and 5.85%, respectively.
On November 1, 2017, the Entity entered into a loan agreement with Metropolitan Life Insurance Company for $118,000,000 due on December 1, 2027. This loan bears interest at a rate of 4.75%.
On September 22, 2017, the Entity entered into an agreement for an issuance and sale Series A Senior Note of $65,000,000 due on September 22, 2024, and Series B Senior Note of $60,000,000 due on September 22, 2027. Each Series A Note and Series B Note bears interest on the unpaid balance of such Series A Note and Series B Note at the rates of 5.03% and 5.31%, respectively, payable semiannually on the September 22 and March 22 of each year.
On July 27, 2016, the Entity entered into a 10-year loan agreement with Metropolitan Life Insurance Company (“MetLife”) for a total amount of $150,000,000 due on August 2026. The proceeds of both of the aforementioned credit facilities were used to settle the Entity’s debt with Blackstone which matured on August 1, 2016.

The long-term debt is comprised by the following notes:

Loan	Amount	Annual interest rate	Monthly amortization	Maturity	31/12/2023	31/12/2022	31/12/2021

MetLife 10-year	150,000,000	4.55%	(1)	August 2026	144,266,224	146,723,915	149,071,012
Series A Senior Note	65,000,000	5.03%	(3)	September 2024	65,000,000	65,000,000	65,000,000
Series B Senior Note	60,000,000	5.31%	(3)	September 2027	60,000,000	60,000,000	60,000,000
Series A Senior Note	45,000,000	5.50%	(3)	May 2025	45,000,000	45,000,000	45,000,000
Series B Senior Note	45,000,000	5.85%	(3)	May 2028	45,000,000	45,000,000	45,000,000
MetLife 10-year	118,000,000	4.75%	(2)	December 2027	103,955,374	117,867,109	118,000,000
MetLife 8-year	26,600,000	4.75%	(1)	August 2026	25,620,991	26,041,321	26,441,925
Series RC Senior Note	70,000,000	5.18%	(4)	June 2029	70,000,000	70,000,000	70,000,000
Series RD Senior Note	15,000,000	5.28%	(5)	June 2031	15,000,000	15,000,000	15,000,000
Vesta ESG Global bond 35/8 05/31	350,000,000	3.63%	(6)	May 2031	350,000,000	350,000,000	350,000,000
					923,842,589	940,632,345	943,512,937

Less: Current portion					(69,613,002)	(4,627,154)	(2,880,592)

Less: Direct issuance cost					(8,655,835)	(10,132,759)	(9,979,721)

Total Long-term debt					$845,573,752	$925,872,432	$930,652,624
(1)On July 22, 2016 the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. On March 2021, under this credit facility, an additional loan was contracted for $26,600,000 bearing interest on a monthly basis at a fixed interest rate of 4.75%. Principal amortization over the two loans will commence on September 1, 2023. This credit facility is guaranteed with 48 of the Entity’s properties.
(2)On November 1, 2017, the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. The loan bears monthly interest only for 60 months and thereafter monthly amortizations of principal and interest until it matures on December 1, 2027. This loan is secured by 19 of the Entity’s investment properties under a Guarantee Trust. On November 28, 2023, the Entity prepaid $12,194,600 associated with the sale of one investment property under the Guarantee trust.
(3)Series A Senior Notes and Series B Senior Notes are not secured by investment properties of the Entity. The interest on these notes is paid on a monthly basis. As of December 31, 2023, Series A Senior Notes were reclassified to the Current portion of long-term debt.
(4)On June 25, 2019, the Entity entered into a 10-year senior notes series RC to financial institutions, interest on these loans is paid on a semiannual basis December 14, 2019. The note payable matures on June 14, 2029. Five of its subsidiaries are joint obligators under these notes payable.
(5)On June 25, 2019, the Entity entered into a 12-year note payable to financial institutions, interest on these loans is paid on a semiannual basis beginning December 14, 2019. The note payable matures on June 14, 2031. Five of its subsidiaries are joint obligators under these notes payable.
(6)On May 13, 2021, the Entity offered $350,000,000 Senior Notes, Vesta ESG Global bond 35/8 05/31 with maturity on May 13, 2031. Interest is paid on a semiannual basis at an annual interest rate of 3.625%. The cost incurred for this issuance was $7,746,222.

These credit agreements require the Entity to maintain certain financial and to comply with certain affirmative and negative covenants. The Entity is in compliance with such covenants as of December 31, 2023.
The credit agreements also entitle MetLife to withhold certain amounts deposited by the Entity in a separate fund as guarantee deposits for the debt service and tenants guarantee deposits of the Entity’s investment properties pledged as collateral. Such amounts are presented as guaranteed deposit assets in the consolidated statement of financial position.
Scheduled maturities and periodic amortization of long-term debt are as follows:

2025	49,856,047
2026	165,520,823
2027	98,852,717
2028	105,000,000
2029	70,000,000
Thereafter	365,000,000
Less: direct issuance cost	(8,655,835)

Total long-term debt	$845,573,752
11.    Employee benefits
The analysis of the employee benefit liabilities recorded in the consolidated financial statements is detailed below:
Assumptions: The Entity performs an annual evaluation of the reasonableness of the assumptions used in the calculations of the defined benefit obligations, the post-employment and other long-term employee benefits.
The principal long-term assumptions used in determining the retirement plan, seniority premium and the current service cost are as follows:

As of December 31,	2023	2022	2021

Financial:
Discount rate	9.80%	10.30%	8.20%
Rate of salary increase	5.00%	5.00%	4.50%
Rate of minimum wage increase	5.00%	5.00%	4.50%
Inflation rate	4.00%	4.00%	3.50%
Biometric:
Mortality	EMSSA-09	EMSSA-09	EMSSA-09
Incapacity	EMSSIH-97	EMSSIH-97	EMSSIH-97
Retirement age	65 years	65 years	65 years
Rotation	20% / 100%	20% / 100%	20% / 100%
In Mexico, the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”), which includes a yield curve. In this case, the expected rates were taken from a yield curve of the Federation Treasury Certificate (known in Mexico as CETES), because there is no deep market for high quality corporate obligations in Mexican pesos.

Balance of liabilities for defined benefit obligations:

As of December 31,	2023	2022	2021

Seniority premium
Net defined benefit liability	$40,453	$9,270	$-

Retirement plan
Net defined benefit liability	1,479,337	339,010	-

Employee benefit liability	$1,519,790	$348,280	$-
Considering the materiality of labor liabilities, Vesta does not include sensitivity analysis of the actuarial assumptions.
Vesta presents a maturity analysis to facilitate understanding of the effect of the defined benefit plan on the timing, amount and uncertainty in the entity's future cash flows:
Based on our assumptions, the benefit amounts expected to be paid in the following years are as follows:

Assumption	Seniority premium	Retirement Plan

2024	5,047	265,205
2025	7,798	538,736
2026	4,099	73,151
2027	4,012	86,782
2028	3,091	71,281
2029 onwards	56,858	1,923,520
12.    Capital stock
1.Capital stock as of December 31, 2023, 2022 and 2021 is as follows:

	2023		2022		2021
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Fixed capital
Series A	5,000	$3,696	5,000	$3,696	5,000	$3,696
Variable capital
Series B	870,104,128	591,596,417	679,697,740	480,620,223	684,247,628	482,854,693

Total	870,109,128	$591,600,113	679,702,740	$480,623,919	684,252,628	$482,858,389

2.Treasury shares
As of December 31, 2023, 2022 and 2021 total treasury shares are as follows:

	2023	2022	2021

Treasury shares (1)	5,721,638	10,077,405	5,652,438
Shares in Long-term incentive plan trust (2)	8,655,670	8,456,290	8,331,369

Total Treasury shares	14,377,308	18,533,695	13,983,807
(1)Treasury shares are not included in the Total Capital Stock of the Entity; they represent the total stock outstanding under the repurchase program approved by the resolution of the general ordinary stockholders meeting on March 13, 2020.
(2)Shares in long-term incentive plan trust are not included in the Total Capital Stock of the Entity. The trust was established in 2018 in accordance with the resolution of the general ordinary stockholders meeting on January 6, 2015 as the 20-20 Long Term Incentive Plan, this compensation plan was extended for the period 2021 to 2025, “Long Term Incentive Plan” by a resolution of the general ordinary stockholders meeting on March 13, 2020. Such trust was created by the Entity as a vehicle to distribute shares to employees under the mentioned incentive plan (see Note 21) and is consolidated by the Entity. The shares granted to the eligible executives and deposited in the trust accrue dividends for the employee any time the ordinary shareholders receive dividends and those dividends do not need to be returned to the Entity if the executive forfeits the granted shares.
3.Fully paid ordinary shares

	Number of shares	Amount	Additional paid-in capital

Balance as of January 1, 2021	564,214,433	$422,437,615	$297,064,471

Vested shares	3,258,637	1,647,600	4,743,437
Equity Issuance	116,779,558	58,773,174	164,422,275

Balance as of December 31, 2021	684,252,628	482,858,389	466,230,183

Vested shares	4,161,111	2,014,895	5,800,994
Repurchase of shares	(8,710,999)	(4,249,365)	(11,353,943)

Balance as of December 31, 2022	679,702,740	480,623,919	460,677,234

Vested shares	4,156,388	2,204,586	8,048,945
Equity Issuance	186,250,000	108,771,608	466,218,277

Balance as of December 31, 2023	870,109,128	$591,600,113	$934,944,456
4.Dividend payments
Pursuant to a resolution of the general ordinary stockholders meeting on March 30, 2023, the Entity declared a dividend of $60,307,043, approximately $0.08782 per share. The dividend will be paid in four equal installments of $15,076,761 due on April 17, 2023, July 15, 2023, October 15, 2023 and January 15, 2024. As of December 31, 2023, the unpaid dividends are $15,155,311.

The first installment of the 2023 declared dividends, paid on April 17, 2023, was approximately $0.0218 per share, for a total dividend of $15,076,761.
The second installment of the 2023 declared dividends, paid on July 17, 2023, was approximately $0.0180 per share, for a total dividend of $15,076,761.
The third installment of the 2023 declared dividends, paid on October 16, 2023, was approximately $0.0182 per share, for a total dividend of $15,076,761.
Pursuant to a resolution of the general ordinary stockholders meeting on March 24, 2022, the Entity declared a dividend of $57,432,776, approximately $0.08306 per share. The dividend will be paid in four equal installments of $14,358,194 due on April 15, 2022, July 15, 2022, October 15, 2022 and January 15, 2023. As of December 31, 2022, the unpaid dividends are $14,358,194.
The first installment of the 2022 declared dividends, paid on April 15, 2022, was approximately $0.0207 per share, for a total dividend of $14,358,194.
The second installment of the 2022 declared dividends, paid on July 15, 2022, was approximately $0.02086 per share, for a total dividend of $14,358,194.
The third installment of the 2022 declared dividends, paid on October 15, 2022, was approximately $0.02086 per share, for a total dividend of $14,358,194.
The fourth installment of the 2022 declared dividends, paid on January 15, 2023, was approximately $0.02086 per share, for a total dividend of $14,358,194.
Pursuant to a resolution of the general ordinary stockholders meeting on March 23, 2021, the Entity declared a dividend of $55,776,929, approximately $0.097 per share. The dividend will be paid in four equal installments of $13,944,232 due on April 15, 2021, July 15, 2021, October 15, 2021 and January 15, 2022. As of December 31, 2021, the unpaid dividends are $13,944,232.
The first installment of the 2021 declared dividends, paid on April 15, 2021, was approximately $0.0242 per share, for a total dividend of $13,944,232.
The second installment of the 2021 declared dividends, paid on July 15, 2021, was approximately $0.0242 per share, for a total dividend of $13,944,232.
The third installment of the 2021 declared dividends, paid on October 15, 2021, was approximately $0.0242 per share, for a total dividend of $13,944,232.
The fourth installment of the 2021 declared dividends, paid on January 15, 2022, was approximately $0.0242 per share, for a total dividend of $13,944,232.
Stockholders' equity, except restated common stock and tax-retained earnings, will incur income tax payable by the Entity at the rate in effect at the time of its distribution. Any tax paid on such distribution may be credited against income for the year in which the dividend tax is paid and, in the subsequent two years, against tax for the year and the related estimated payments.
Dividends paid from tax profits generated from January 1, 2014 to residents in Mexico and to nonresident stockholders may be subject to an additional tax of up to 10%, which will be withheld by the Entity.
Pursuant temporary provisions of the Income Tax Law of 2016, a tax benefit was granted to individual taxpayers that are subjects to 10% withholding tax on dividends received from legal entities, which come from earnings generated in 2014, 2015 and 2016, subject to compliance with specific requirements. The tax benefit consists in a tax credit equivalent to 5% of the distributed dividend (applicable only to dividends distributed in 2020 and onwards). Such tax credit will be credited only against the aforementioned 10% withholding tax.

Retained earnings that may be subject to withholding of up to 10% on distributed dividends is as follows:

Period	Amount	Reinvested earnings	Distributed earnings (1)	Amount that may be subject to withholding	Amount not subject to withholding

Retained earnings through December 31, 2013	$204,265,028	204,265,028	204,265,028	$-	$-
2014	24,221,997	24,221,997	24,221,997	-	$-
2016	45,082,793	45,082,793	45,082,793	-	$-
2017	126,030,181	126,030,181	126,030,181	-	$-
2018	93,060,330	93,060,330	22,541,485	70,518,845	$-
2019	134,610,709	134,610,709	-	134,610,709	$-
2020	66,956,082	66,956,082	-	66,956,082	$-
2021	173,942,373	173,942,373	-	173,942,373	$-
2022	243,624,754	243,624,754	-	243,624,754	$-
2023	325,012,754	325,012,754	-	325,012,754	$-
(1)Dividend paid in 2019, were distributed form earnings generated in 2014 and 2016, which were reinvested until the days in which the dividends were paid. Dividend paid in 2020 were distributed from earnings generated in 2017. Dividends paid in 2021 and 2022 were distributed from earnings generated in 2013 and 2017.
5.Earnings per share
The amounts used to determine earnings per share are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

Basic Earnings per share
Earnings attributable to ordinary shares outstanding	$316,637,512	$243,624,754	$173,942,373
Weighted average number of ordinary shares outstanding	756,961,868	682,642,927	648,418,962
Basic Earnings per share	0.4183	0.3569	0.2683

Diluted Earnings per share
Earnings attributable to ordinary shares outstanding and shares in Long-term Incentive Plan	$316,637,512	$243,624,754	$173,942,373
Weighted average number of ordinary shares plus shares in Long-term Incentive Plan	768,845,264	694,253,758	692,934,852
Diluted earnings per share	0.4118	0.3509	0.2636
Shares held in the Incentive Plan trust accrue dividends, which are irrevocable, regardless if the employee forfeits the granted shares.

13.    Rental income

	December 31, 2023	December 31, 2022	December 31, 2021

Rents	$200,267,401	$166,875,957	$154,954,624
Energy income	1,940,693	1,831,137	571,684
Reimbursable building services	11,240,202	9,318,367	5,172,077

	$213,448,296	$178,025,461	$160,698,385
14.    Property operating costs and General and administrative expenses
1.Property operating costs consist of the following:
a.Direct property operating costs from investment properties that generated rental income during the year:

	December 31, 2023	December 31, 2022	December 31, 2021

Real estate tax	$2,658,183	$1,831,436	$1,887,480
Insurance	1,062,027	691,462	655,883
Maintenance	2,083,252	1,624,366	1,559,539
Structural maintenance accrual	111,851	110,403	105,228
Trust fees	114,062	110,439	106,752
Energy costs	2,102,060	1,345,588	571,684
Other property related expenses	5,344,889	3,227,095	3,657,395

	$13,476,324	$8,940,789	$8,543,961
b.Direct property operating costs from investment property that did not generate rental income during the year:

	December 31, 2023	December 31, 2022	December 31, 2021

Real estate tax	$683,843	$328,919	$449,403
Insurance	33,298	42,973	63,388
Maintenance	625,648	458,178	403,167
Other property related expenses	3,420,609	1,652,535	1,266,838
	4,763,398	2,482,605	2,182,796

Total property operating costs	$18,239,722	$11,423,394	$10,726,757

2.General and administrative expenses consist of the following:

	December 31, 2023	December 31, 2022	December 31, 2021

Employee annual salary plus employee benefits	$17,883,095	$13,501,686	$11,744,548
Auditing, legal and consulting expenses	2,357,281	971,629	815,843
Property appraisal and other fees	572,207	682,905	683,681
Marketing expenses	948,211	1,026,804	871,705
Other	379,197	116,997	129,571
	22,139,991	16,300,021	14,245,348

Depreciation	1,578,073	1,463,920	1,601,216
Share-based compensation expense – Note 21.3	8,001,831	6,650,487	5,554,353

Total	$31,719,895	$24,414,428	$21,400,917
15.    Other income

	December 31, 2023	December 31, 2022	December 31, 2021

Non-tenant electricity income	$2,191,789	$-	$-
Insurance recovery	2,447,112	1,153,350	102,943
Inflationary effect on tax recovery	188,750	122,855	43,980
Others	310,507	54,648	3,555

Total	$5,138,158	$1,330,853	$150,478
16.    Other expenses

	December 31, 2023	December 31, 2022	December 31, 2021

Non-tenant electricity expense	$1,834,479	$-	$-
Commissions paid	127,513	104,680	122,684
Others	1,075,121	269,311	-

Total	$3,037,113	$373,991	$122,684
17.    Finance costs

	December 31, 2023	December 31, 2022	December 31, 2021

Interest on loans	$44,335,420	$44,852,043	$45,482,028
Loan prepayment fees	1,971,555	1,544,113	4,781,465

Total	$46,306,975	$46,396,156	$50,263,493

18.    Income taxes
The Entity is subject to ISR. The statutory ISR rate is 30%.
18.1Income taxes are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

ISR expense:
Current	$91,953,099	$41,981,391	$50,262,466
Deferred	(26,969,516)	6,242,079	31,828,085

Total income taxes	$64,983,583	$48,223,470	$82,090,551
18.2The effective ISR rates for fiscal 2023, 2022 and 2021 differ from the statutory rate as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

Statutory rate	30%	30%	30%
Effects of exchange rates on tax balances	(2%)	(20%)	(7%)
Effects of inflation	(11)%	7%	9%

Effective rate	17%	17%	32%
18.3The main items originating the deferred tax liability are:

	December 31, 2023	December 31, 2022	December 31, 2021

Deferred ISR assets (liabilities):
Investment property	$(279,051,207)	$(302,909,300)	$(291,729,224)
Effect of tax loss carryforwards	6,076	5,461	-
Other provisions and prepaid expenses	2,134,624	2,924,146	150,648

Deferred income taxes – Net	$(276,910,507)	$(299,979,693)	$(291,578,576)
To determine deferred tax the Entity applied the applicable tax rates to temporary differences based on their estimated reversal dates.

18.4A reconciliation of the changes in the deferred tax liability balance is presented as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

Deferred tax liability at the beginning of the period	$(299,979,693)	$(291,578,576)	$(260,873,091)
Movement included in profit or loss	26,969,516	(6,242,079)	(31,828,085)
Movement included in other comprehensive income	(3,900,330)	(2,159,038)	1,122,600

Deferred tax liability at the end of the year	$(276,910,507)	$(299,979,693)	$(291,578,576)
19.    Financial instruments
19.1Capital management
The Entity manages its capital to ensure that the Entity will be able to continue as a going concern while maximizing the return to partners through the optimization of the debt and equity balance.
The capital structure of the Entity consists of net debt (total borrowings, including the current portion, as detailed in Note 10 offset by cash and bank balances) and equity of the Entity (comprising issued capital, additional paid-in capital, retained earnings and other comprehensive income as detailed in Note 12). The Entity is not subject to any externally imposed capital requirements.
19.2Leverage ratio
The Board reviews the capital structure of the Entity on a regular basis. As part of this review, the Board considers the cost of capital and the risks associated with each class of capital.
The leverage ratio at end of following reporting periods was as follows:

As of December 31,	2023	2022	2021

Debt	$915,186,754	$930,499,586	$933,533,216
Cash, cash equivalents and restricted cash	(501,166,136)	(139,147,085)	(452,821,132)
Net debt	414,020,618	791,352,501	480,712,084

Equity	2,486,968,425	1,639,787,828	1,453,652,407

Net debt to equity ratio	17%	48%	33%
19.3Categories of financial instruments
Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3 to the consolidated financial statements.
The Entity’s principal financial assets are bank balances, cash equivalents and restricted cash as disclosed in Note 5 and operating lease receivables as disclosed in Note 7. The Entity’s principal financial liability is long-term debt as disclosed in Note 10.

19.4Financial risk management objectives
The Entity seeks to minimize the effects of market risk (including fair value interest rate risk), credit risk, liquidity risk and cash flow interest rate risk. The use of financial derivatives is governed by the Entity’s policies approved by the board of directors. The Entity does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.
19.5Market risk
The Entity’s activities expose it primarily to the financial risks of changes in interest rates (see 17.8 below) and foreign currency exchange rates (see 17.6 below). The Entity enters into an interest rate swaps to mitigate the risk of rising interest rates.
Market risk exposures are measured using value-at-risk (VaR) supplemented by sensitivity analysis.
19.6Foreign currency risk management
The Entity is exposed to foreign exchange risk, primarily with respect to the Mexican peso and to the US dollar in respect of one of its subsidiaries, whose functional currency is the Mexican peso. Foreign exchange risk arises from future commercial transactions and recognized monetary assets and liabilities.
The carrying amounts of the Entity’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period as well as the relevant exchange rates are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Exchange rates:
Mexican pesos per US dollar at the end of the period	16.8935	19.3615	20.5835
Mexican pesos per US dollar average during the year	17.7576	20.1249	20.2818

Monetary assets:
Mexican pesos	$120,056,104	$229,361,977	$249,437,217
US dollars	21,161	263,033	1,486,635

Monetary liabilities:
Mexican pesos	$14,408,011	$260,708,893	$195,227,796
US dollars	30,777,579	30,979,579	33,081,624
19.7Foreign currency sensitivity analysis
The following table details the Entity’s sensitivity to a 10% appreciation or depreciation in the US Dollar against the Mexican peso. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency exchange rates. A positive number below indicates an increase in profit or equity where the US dollar appreciates 10%

against the relevant currency. For a 10% depreciation of the US dollar against the Mexican peso, there would be a comparable impact on the profit or equity, and the balances below would be negative:

	December 31, 2023	December 31, 2022	December 31, 2021

Profit or loss impact:
Mexican peso - 10% appreciation - gain	$100,921	$147,185	$(239,421)
Mexican peso - 10% depreciation - loss	(123,347)	(179,893)	292,626
U.S. dollar - 10% appreciation – loss	(51,958,356)	(59,471,840)	(65,033,544)
U.S. dollar - 10% depreciation – gain	51,958,356	59,471,840	65,033,544
19.8Interest rate risk management
The Entity minimizes its exposure to interest rate risk by borrowing funds at fixed rates or entering into interest rate swap contracts where funds are borrowed at floating rates.  This minimizes interest rate risk together with the fact that properties owned by the Entity generate a fixed income in the form of rental income which is indexed to inflation.
Interest rate swap contracts
Under interest rate swap contracts, the Entity agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Entity to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contract. The average interest rate is based on the outstanding balances at the end of the reporting period.
19.9In May 2021, the interest rate swap contracts were cancelled as related loans were paid.
19.10Credit risk management
Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Entity. The Entity has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The Entity’s exposure and the credit ratings of its counterparties are monitored, and the transactions consummated are entered into with approved counterparties. The Entity’s maximum credit risk is the total of its financial assets included in its statement of financial position.
The Entity’s clients operate in a variety of industries. Its real estate portfolio is primarily concentrated in the food and beverage, automotive, aerospace, medical, logistics and plastics industries. The Entity’s exposure to these industries subjects it to the risk of economic downturns in such industrial sectors to a greater extent than if its properties were more diversified across other industries.
19.11Liquidity risk management
If the Entity is unable to raise additional debt or equity, its results of operations could suffer. The Entity closely monitors the maturity of its liabilities and the cash needs of its operations. It prepares and provides a detailed cash flow analysis on a quarterly basis and presents it to its board of directors. Decisions are made to obtain new financing or limit cash investments in order to maintain a healthy projected cash balance.

The maturity of the long-term, its current portion and the accrued interest at December 31, 2023, 2022 and 2021 is as follows:

December 31, 2023	Weighted average interest rate %	1 to 3 months	3 months to 1 year	1 to 4 years	5 or more years	Total

Long-term debt		$1,143,783	$67,306,362	$420,392,444	$435,000,000	$923,842,589
Accrued interest	4.98%	17,523,667	20,701,788	118,441,437	29,034,658	185,701,550

		$18,667,450	$88,008,150	$538,833,881	$464,034,658	$1,109,544,139

December 31, 2022	Weighted average interest rate %	1 to 3 months	3 months to 1 year	1 to 4 years	5 or more years	Total

Long-term debt		$1,183,062	$3,444,093	$501,005,191	$435,000,000	$940,632,346
Accrued interest	4.98%	17,700,067	21,144,641	143,645,742	46,594,158	229,084,608

		$18,883,129	$24,588,734	$644,650,933	$481,594,158	$1,169,716,954

December 31, 2021	Weighted average interest rate %	1 to 3 months	3 months to 1 year	1 to 4 years	5 or more years	Total

Long-term debt		$702,749	$2,177,843	$290,278,136	$650,354,209	$943,512,937
Accrued interest	4.98%	6,635,998	35,791,636	153,899,886	73,591,722	269,919,242

		$7,338,747	$37,969,479	$444,178,022	$723,945,931	$1,213,432,179
19.12Fair value of financial instruments
19.12.1Fair value of financial assets that are measured at fair value on a recurring basis
The Entity’s investments are classified as level 1 in the IFRS 13 fair value hierarchy since they are traded in an active market.
19.12.2Fair value of financial instruments carried at amortized cost
The fair value of long-term debt and its related current portion as of December 31, 2023, 2022 and 2021 is $881,873,634, $912,330,632 and $951,153,932, respectively. This measurement is classified as level 2 since management uses an adjusted observable discount rate to determine fair value of debt.
Management considers that the carrying amounts of all other financial assets and other financial liabilities recognized in the consolidated financial statements approximate their fair values.
20.    Transactions and balances with related parties
Compensation of key management personnel
The remuneration of Entity’s management and key executives is determined by the remuneration committee taking in to account the individual performance of the officer and market trends. The performance bonus elected into share-based compensation includes a 20% premium (Equity plus).

The following table details the general and administrative expense of the annual salary plus short-term benefits as well as the Long-term incentive plan and Equity plus that are reflected in the general and administrative expense of the Entity:

	December 31, 2023	December 31, 2022	December 31, 2021

Employee annual salary plus employee benefits	$7,128,489	$6,217,721	$4,704,415
Share-based compensation expense (Note 21.3)	8,001,831	6,650,487	5,554,353

	$15,130,320	$12,868,208	$10,258,768

Number of key executives	23	21	23
21.    Share-based payments
21.1Details of the share-based plans of the Entity
Currently grants shares to its executives and employees as follows:
i.A trust was established in 2018 by the resolution of the general ordinary stockholders meeting on January 6th, 2015, as the "20-20 Long Term Incentive Plan", this compensation plan was extended for the period 2021 to 2025, "Level 3 Long Term Incentive Plan", by a resolution of the general ordinary stockholders meeting on March 13th, 2020.
ii.The plan is share-based and is calculated by comparing Vesta's Total Relative Return, stock price appreciation, plus dividend payments over the preceding three years with the same metric calculated for our peers. Under the plan, if Vesta is at the median of the group, the grant would be equal to the expected share grant; if Vesta is the worst performer, there would be no grant, and if Vesta is the best performer, the grant would be 150% of the expected share amount. In addition, for some executives, a portion of their short-term annual cash bonus is granted as an additional stock bonus with an equity-plus premium of 20% additional shares.
iii.The grant and the equity-plus are delivered to management over three years after the grant year, thus providing a solid executive retention tool. The granted shares are deposited to a Trust that manages the shares' delivery to the employees as per the schedules described above.
iv.The Shareholder Assembly of January 2015 assembly approved 10.4 million shares for the Vesta Vision 2020 LTI plan. In March 2020, the shareholder approved 13.8 million shares for the Level 3 LTI plan.

					Plan Parameters
Grant Year	Total Relative Return (*)	Shares granted in LTI	Equity Plus Guaranteed Shares	Cumulative Exercised Shares	Shares in trust	MIN	TARGET	MAX

2015	0%	$-	$-	$-	$-	$-	1,738,037	2,600,000
2016	55%	863,499	483,826	(1,347,325)	-	695,215	1,738,037	2,607,056
2017	40%	637,200	944,674	(1,581,873)	-	695,215	1,738,037	2,607,056
2018	145%	3,423,106	753,372	(4,176,478)	-	1,000,000	2,500,000	3,750,000
2019	150%	3,550,449	515,706	(4,066,156)	1,409,481	1,000,000	2,500,000	3,750,000
2020	150%	3,707,949	520,492	(2,818,960)	2,890,420	1,000,000	2,500,000	3,750,000
2021	143%	3,760,851	525,181	(1,395,612)	4,355,769	1,100,000	2,750,000	4,125,000
2022	143%	3,763,449	592,318	-	-	1,100,000	2,750,000	4,125,000
2023	143%	3,722,427	-	-	-	1,100,000	2,750,000	4,125,000

Total		$23,428,930	$4,335,569	$(15,386,404)	$8,655,670
*Calculated for the previous three years.
21.2Fair value of share options granted in the year
Vesta Long Term Incentive Plan - Based on the Relative Total Return, entity share price performance plus dividends relative to the performance of its peer set, for the last three calendar years ended December 31, 2023, 2022 and 2021. The calculation resulted in a grant of 3,722,427, 3,763,449 and 3,687,231 shares, with a market value of $14,857,978, $9,040,519 and $7,168,103, respectively.
21.3Compensation expense recognized
The long-term incentive expense for the years ended December 31, 2023, 2022 and 2021 was as follows:

	December 31, 2023	December 31, 2022	December 31, 2021

Share-based compensation expense	$8,001,831	$6,650,487	$5,554,353

Total share-based compensation expense	$8,001,831	$6,650,487	$5,554,353
Compensation expenses related to these plans will continue to be accrued through the end of the service period.
21.4Share awards outstanding at the end of the year
As of December 31, 2023, 2022 and 2021, there are 8,655,670, 8,456,290, and 8,331,369 shares outstanding, respectively, with a weighted average remaining contractual life of 13 months. All of the shares granted but outstanding to be delivered were in the trust during the vesting period.

22.    Litigation and commitments
Litigation
In the ordinary course of business, the Entity is party to various legal proceedings. The Entity is not involved in any litigation or arbitration proceeding for which the Entity believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Entity or its financial position, results of operations or cash flows.
Commitments
As mentioned in Note 8, all rights to construction, improvements and infrastructure built by the Entity in the Queretaro Aerospace Park and in the DSP, Park automatically revert to the government of the State of Queretaro and to Nissan at the end of the concessions, which is approximately in 41 and 34 years, respectively.
23.    Events after the reporting period
The fourth installment of the 2023 declared dividends, paid on January 15, 2024, was approximately $0.0172 per share, for a total dividend of $15,155,311.
On January 24, 2024, the Entity sold a land reserve located in Queretaro totaling 64,583 square feet for $780,000, the cost associated with the sales was $583,000, generating a gain in sale of investment property of $197,000.
24.    Approval of the financial statements
On February 20, 2024, the issuance of the consolidated financial statements was authorized by Juan Sottil, Vesta´s CFO, consequently, they do not reflect events occurring after that date. These consolidated financial statements are subject to approval by the Board of Directors and the General Ordinary Shareholders’ Meeting, who may decide to modify such consolidated financial statements according to the Mexican General Corporate Law.

* * * * * *

Schedule III - Schedule of Real Estate
The following is a summary of the Company’s investment properties as of December 31, 2023 prepared in accordance with Rule 12-28 of Regulation S-X:

Corporación Inmobiliaria Vesta, S.A.B. de C.V.
Schedule III - Real Estate
As of December 31, 2023

Description				Initial Cost			Gross Cost as of December 31, 2023
Industrial Park	Location	# buildings	Encumbrances (a)	Land (b)	Building & Improvements (c)	Costs Capitalized Subsequent to Acquisition or Construction	Land	Building & Improvements	Fair Value Adjustments (d)	Cumulative Foreign Currency Translation Effect	Cost to conclude (e)	Carrying Value at the End of the Year (f)(g)(h)	Year of construction / acquisition (i)
DSP	Aguascalientes	8	$0	$0	$67,731,979	$6,462,960	$0	$74,194,939	$66,905,061	$0	$0	$141,100,000	2014
Vesta Park Aguascalientes	Aguascalientes	2	$0	$1,310,069	$7,173,960	$1,494,388	$1,310,069	$8,668,348	$9,221,584	$0	$0	$19,200,000	2014
Los Bravos Vesta Park	Cd Juarez	4	$112,770,000	$6,796,499	$6,994,614	$14,133,652	$6,796,499	$21,128,265	$3,195,235	$0	$0	$31,120,000	2007
Vesta Park Juárez Sur I	Cd Juarez	8	$0	$10,582,374	$48,408,722	$8,390,929	$10,582,374	$56,799,651	$46,477,975	$0	$0	$113,860,000	2007
Vesta Park Guadalajara	Guadalajara	7	$0	$38,363,080	$53,498,608	$54,786,971	$38,363,080	$108,285,579	$156,963,390	$0	$(4,812,050)	$298,800,000	2020
Vesta Park Guadalupe	Monterrey	2	$0	$0	$18,245,889	$1,320,633	$0	$19,566,522	$13,503,478	$0	$0	$33,070,000	2021
Vesta Puebla I	Puebla	5	$0	$2,941,828	$37,367,404	$3,133,192	$2,941,828	$40,500,597	$40,993,601	$0	$0	$85,100,000	2015
Bernardo Quintana	Querétaro	9	$40,280,000	$3,941,469	$18,132,773	$7,587,596	$3,941,469	$25,720,369	$10,618,163	$0	$0	$40,280,000	1996
PIQ	Querétaro	13	$62,250,000	$11,860,812	$58,679,157	$9,767,389	$11,860,812	$68,446,546	$59,963,135	$0	$0	$139,370,000	2005
VP Queretaro	Querétaro	4	$0	$3,483,212	$26,878,558	$17,214,107	$3,483,212	$44,092,666	$8,123,129	$0	$0	$56,600,000	2016
Queretaro Aerospace Park	Querétaro Aero	13	$0	$0	$112,967,664	$11,189,681	$0	$124,157,345	$45,098,723	$0	$(206,068)	$169,050,000	2009
SMA	San Miguel de Allende	7	$0	$11,140,979	$30,851,867	$7,559,488	$11,140,979	$38,411,354	$42,247,808	$0	$(2,448,781)	$92,000,000	2014
Las Colinas	Silao	7	$58,200,000	$8,957,440	$30,014,764	$4,327,428	$8,957,440	$34,342,191	$14,900,369	$0	$0	$58,200,000	2008
Vesta Park Puerto Interior	Silao	7	$0	$22,453,115	$24,432,824	$5,633,296	$22,453,115	$30,066,120	$12,116,273	$0	$0	$69,200,000	2014
Tres Naciones	SLP	9	$32,550,000	$16,683,579	$23,167,433	$7,946,289	$16,683,579	$31,113,722	$16,252,699	$0	$0	$64,050,000	1999
Vesta Park SLP	San Luis Potosí	3	$0	$0	$19,048,011	$4,308,645	$0	$23,356,657	$15,043,343	$0	$0	$38,400,000	2019
La Mesa Vesta Park	Tijuana	16	$58,310,000	$9,054,608	$21,227,938	$7,157,387	$9,054,608	$28,385,324	$27,290,068	$0	$0	$64,730,000	2005
Nordika	Tijuana	1	$17,300,000	$1,970,311	$4,518,481	$1,123,668	$1,970,311	$5,642,148	$9,687,541	$0	$0	$17,300,000	2013
El potrero	Tijuana	2	$29,600,000	$3,918,715	$7,643,699	$2,655,597	$3,918,715	$10,299,296	$15,381,989	$0	$0	$29,600,000	2007
Vesta Park Tijuana III	Tijuana	3	$0	$8,967,836	$17,021,445	$2,251,489	$8,967,836	$19,272,933	$28,699,231	$0	$0	$56,940,000	2007
Vesta Park Pacifico	Tijuana	2	$13,500,000	$3,320,210	$13,454,123	$1,204,010	$3,320,210	$14,658,133	$13,521,657	$0	$0	$31,500,000	2015
VP Lago Este	Tijuana	2	$0	$19,284,782	$18,309,203	$5,119,011	$19,284,782	$23,428,215	$30,287,003	$0	$0	$73,000,000	2017
Vesta Park Megaregion	Tijuana	6	$0	$8,619,298	$34,052,802	$28,931,737	$8,619,298	$62,984,538	$51,290,003	$0	$(9,403,840)	$113,490,000	2021
VPT I	Tlaxcala	4	$0	$1,986,312	$18,283,246	$1,202,590	$1,986,312	$19,485,836	$21,227,852	$0	$0	$42,700,000	2014
Exportec	Toluca	3	$14,830,000	$872,299	$4,160,722	$1,179,700	$872,299	$5,340,422	$8,617,279	$0	$0	$14,830,000	1998
T 2000	Toluca	3	$84,890,000	$10,436,630	$20,079,946	$19,857,542	$10,436,630	$39,937,488	$34,515,882	$0	$0	$84,890,000	1999
El Coecillo Vesta Park	Toluca	1	$58,090,000	$1,766,847	$14,377,370	$11,382,445	$1,766,847	$25,759,815	$30,563,338	$0	$0	$58,090,000	2000
Vesta Park Toluca I	Toluca	11	$0	$20,411,730	$65,896,059	$10,122,871	$20,411,730	$76,018,931	$96,689,339	$0	$0	$193,120,000	2005
Vesta Park Apodaca	Monterrey	4	$0	$14,447,513	$20,673,976	$40,714,311	$14,447,513	$61,388,287	$11,319,728	$0	$(7,701,481)	$79,580,000	2021
PARQUE LAS VENTANAS	Matamoros	1	$0	$3,881,289	$21,858,633	$0	$3,881,289	$21,858,633	$15,560,077	$0	$0	$41,300,000	2017
VESTA PARK ALAMAR	Tijuana	2	$0	$0	$15,711,289	$4,102,361	$0	$19,813,649	$26,596,351	$0	$0	$46,410,000	2020
VESTA PARK RIVERA LARA 1	Cd Juarez	1	$0	$1,075,750	$3,684,126	$0	$1,075,750	$3,684,126	$130,124	$0	$0	$4,890,000	2008

VESTA PARK ROSARITO 1	Tijuana	1	$0	$2,891,498	$15,168,855	$1,094,307	$2,891,498	$16,263,163	$145,340	$0	$0	$19,300,000	2006
VESTA LAGOS MORENO	Lagos	3	$0	$3,498,267	$27,368,941	$7,835,878	$3,498,267	$35,204,819	$33,946,914	$(24,520,312)	$0	$48,129,688	2000
VESTA TLAXCALA	Tlaxcala	9	$22,500,000	$7,072,992	$23,741,557	$2,493,013	$7,072,992	$26,234,570	$17,022,439	$0	$0	$50,330,000	2001
VESTA MORELOS	Tijuana	2	$0	$6,033,568	$9,140,732	$497,696	$6,033,568	$9,638,428	$19,528,004	$0	$0	$35,200,000	2018
STELLANTIS I	Toluca	2	$0	$6,185,551	$8,514,449	$7,696,655	$6,185,551	$16,211,104	$2,853,345	$0	$0	$25,250,000	2022
Other	Other	27	$37,400,000	$51,130,324	$89,673,511	$23,962,182	$51,130,324	$113,635,693	$29,276,316	$0	$(707,857)	$203,604,476	2001
Total of operating parks		214	$642,470,000	$325,340,786	$1,058,155,329	$345,841,092	$325,340,786	$1,403,996,421	$1,085,774,287	$(24,520,312)	$(25,280,077)	$2,783,584,164

Vesta Park Juarez Oriente	Cd. Juarez	3	$0	$21,037,666	$48,245,923	$0	$21,037,666	$48,245,923	$45,421,792	$0	- 26,455,382	$88,250,000	2023
Vesta Park Aguascalientes	Aguascalientes	1	$0	$0	$18,828,833	$0	$0	$18,828,833	$66,251	$0	- 5,985,084	$12,910,000	2023
Vesta Park SLP	San Luis Potosí	1	$0	$0	$7,151,934	$0	$0	$7,151,934	$15,866,596	$0	- 6,058,529	$16,960,000	2023
Tres Naciones	San Luis Potosí	1	$0	$4,410,373	$9,293,898	$0	$4,410,373	$9,293,898	- 779,877	$0	- 3,964,394	$8,960,000	2023
VP Queretaro	Querétaro	2	$0	$0	$9,221,448	$0	$0	$9,221,448	$11,349,955	$0	- 4,661,404	$15,910,000	2023
Other	Valle de México	3	$0	$18,714,723	$32,244,627	$0	$18,714,723	$32,244,627	$134,109,159	$0	- 37,858,508	$147,210,000	2023
Total of land and buildings under construction		11	$0	$44,162,762	$124,986,663	$0	$44,162,762	$124,986,663	$206,033,877	$0	- 84,983,302	$290,200,000

VP SLP	San Luis Potosí			$2,642,396			$2,642,396		$7,627,604			$10,270,000	2019
VP Queretaro	Querétaro			$8,624,913			$8,624,913		$23,215,087			$31,840,000	2018
Vesta Park Puerto Interior	Silao			$13,055,507			$13,055,507		$4,564,493			$17,620,000	2015
Vesta Park Aguascalientes	Aguascalientes			$14,754,874			$14,754,874		$15,375,126			$30,130,000	2018
Vesta Puebla II	Puebla			$126,026			$126,026		$663,974			$790,000	2016
SMA	San Miguel de Allende			$11,861,361			$11,861,361		$2,648,639			$14,510,000	2015
Vesta Park Apodaca	Monterrey			$33,094,046			$33,094,046		$125,954			$33,220,000	2022
Total of land reserves		0	$0	$84,159,124	$0	$0	$84,159,124	$0	$54,220,876	$0	$0	$138,380,000

		225	$642,470,000	$453,662,671	$1,183,141,992	$345,841,092	$453,662,671	$1,528,983,084	$1,346,029,040	$(24,520,312)	$(110,263,379)	$3,212,164,164
a.Encumbrances include security trust agreements over some of our properties securing two secured loans acquired in 2016 and 2017.
b.Land amounts include land owned and does not include land easements in our real estate portfolio.
c.Amounts presented in building and improvements include building improvements costs, acquisition costs, land improvements costs, infrastructure costs and brokerage fees paid.
d.Vesta uses external appraisers in measuring the fair value for all of its investment properties. The independent appraisers hold recognized and relevant professional qualification and have recent experience of the location and category of the investment property being valued. The valuation model is in accordance with the guidance recommended by the International Valuation Standards Committee. These valuation models are consistent with the principles in IFRS 13.
e.Cost to conclude in our operating parks represent construction of new buildings in the related park.
f.See Note 8 of our audited consolidated financial statements as of December 31, 2023 for the the reconciliation of investment properties for the years ended December 31, 2023, 2022 and 2021.
g.The aggregate cost for Federal income tax purposes as of December 31, 2023 was $2,281,993,475
h.Accrued intercompany profits included in the carrying value of investment properties are US$0.0
i.Year of construction or acquisition represents the earliest year Vesta acquired or began construction in such property.