Form 20-F
period 2024-12-31
Vesta Real Estate Corporation, S.A.B. de C.V.
filed 2025-04-21
CIK 1969373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
As of December 31, 2024, 884,486,436 ordinary shares were outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☒	No	☐
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

Indicate by check mark whether the registrant is a large accelerated ﬁler, an accelerated ﬁler, a non-accelerated ﬁler, or an emerging growth company. See deﬁnition of “large accelerated ﬁler,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-accelerated Filer	☐
				Emerging growth company	☐
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
Indicate by check mark whether the registrant has ﬁled a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over ﬁnancial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting ﬁrm that prepared or issued its audit report.           ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the ﬁnancial statements of the registrant included in the ﬁling reﬂect the correction of an error to previously issued ﬁnancial statements.            ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b).           ☐
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

ABOUT THIS ANNUAL REPORT AND GLOSSARY OF CERTAIN TERMS AND DEFINITIONS
Except where the context otherwise requires or where otherwise indicated, the terms “Vesta,” “VTMX,” the “Company,” “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Corporación Inmobiliaria Vesta, S.A.B. de C.V., together with its consolidated subsidiaries as a consolidated entity.
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
"NGO" means a nonprofit organization that operates independently of any government, typically one whose purpose is to address a social or political issue.
“Nissan” means Nissan Mexicana, S.A. de C.V.
“Nissan Trust” means the trust agreement dated July 5, 2013, between Nissan, as trustor and beneficiary, and Vesta DSP, as trustor and beneficiary, and formerly by Deutsche Bank Mexico, S.A., Multiple Banking Institution, (currently, CIBanco, S.A., Institución de Banca Múltiple), as trustee, as such has been or is amended from time to time, pursuant to which the terms and conditions for the development of Douki Seisan Park were established.
“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, minus depreciation and stock-based compensation during the relevant period.
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
“QVC II” means QVC II, S. de R.L. de C.V., a subsidiary of Vesta.
“QVC III” means QVC III, S. de R.L. de C.V.
“RNV” means the Mexican Registro Nacional de Valores (Mexican National Securities Registry).

“Same-Store NOI” means rental income of Same-Store Properties in a period less the related property operating costs related to properties that generated rental income. This provides a further analysis of Adjusted NOI by providing the operating performance from the population of properties that is consistent from period to period.
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
“Vesta Management” means Vesta Management, S. de R.L. de C.V., a subsidiary of Vesta.
“WTN” means WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V., a subsidiary of Vesta.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We report under "International Financial Reporting Standards of Accounting" (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We present our consolidated financial statements in U.S. dollars. This annual report does not include a reconciliation of IFRS to U.S. GAAP. You should consult your own professional advisers for an understanding of the differences between IFRS and U.S. GAAP, and how those differences might affect the financial information included in this annual report. Per share amounts are presented based on the weighted average number of ordinary shares outstanding. For more information, see note 12.5 to our audited consolidated financial statements.
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
Special Note Regarding Non-IFRS Financial Measures and Other Measures
Non-IFRS financial measures do not follow generally accepted accounting principles and, as such, do not follow IFRS. In this Annual Report, we report our Adjusted EBITDA, NOI, Adjusted NOI, FFO, Vesta FFO, Net Debt to Adjusted EBITDA, Net Debt to Total Assets and Same-Store NOI. These non-IFRS measures, however, do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or liquidity in making an investment decision.
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
Additionally, since Vesta FFO does not capture the level of capital expenditures for maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.
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
Net Debt to Total Assets represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) total assets. Our management believes that this ratio is useful because it shows the degree in which net debt has been used to finance our assets and by using this measure investors and analysts can compare the leverage shown by this ratio with that of other companies in the same industry.
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
The Same-Store Properties population is adjusted to remove properties that were sold or entered development subsequent to the beginning of the current period. As such, the “same store” population for the period ended December 31, 2024 includes all properties that had reached twelve months of “stabilized operations” by December 31, 2023.

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
Industry and Market Data
Certain market data and other statistical information (other than with respect to our financial results and performance) used in this Annual Report are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including but not limited to INEGI, World Bank, U.S. Bureau of Economic Analysis (BEA), U.S. Economic Census Bureau, CBRE, CBRE Research, Bloomberg, Federal Reserve Bank of Dallas, Americas Market Intelligence, JLL, JLL Mexico, JLL Research, AMVO, Kearney, The Boston Consulting Group, the Mexican Ministry of Economy, the Mexican Central Bank, the Global Trade and Innovation Policy Alliance, Deloitte, International Organization of Motor Vehicle Manufacturers, Euromonitor, Organization for Economic Cooperation and Development, United Nations, Mexican Automotive Industry Association, National Association of Manufacturers, International Trade Administration, Optoro, Office of the U.S. Trade Representative, PGIM, Shipa Freight, Freight Quote, Peterson Institute for International Economics, GBM, LENS, Cushman & Wakefield, International Monetary Fund, Interamerican Development Bank, and Statista.

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
The standard measures of area in the real estate market in Mexico are the square meter (m2) and the hectare (ha), while in the U.S. they are the square foot (ft2, SF) and the acre (ac), respectively. This Annual Report contains information in both (i) square meters and square feet applying a conversion factor of 1 square meter = 10.8 square feet, and (ii) hectares and acres, applying a conversion factor of 1 hectare = 2.5 acres.
Occupancy Rate
When we refer to our occupancy rate generally, we refer to the rate of all our occupied properties. When we refer to our stabilized occupancy rate, we refer to the rate of occupied stabilized properties only. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first. The occupancy rate is calculated as the ratio of rented GLA to the total amount of available GLA. We consider the occupancy rate to be an important measure of the anticipated cash flow of the portfolio, and as an indicator of management leasing performance and the markets demand for the portfolio. We consider the stabilized occupancy rate to be an important measure of the anticipated cash flow of the stabilized portfolio and an indicator of management leasing performance and the market’s demand for the stabilized portfolio. Incorporating newly developed properties into the portfolio does not impact our stabilized occupancy rate. Our stabilized occupancy rate, however, does not have a standardized meaning and may not be directly comparable to similarly titled measures adopted by other companies.

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
•any impact of pandemics, epidemics or outbreaks of infectious diseases on the Mexican economy and on our business, results of operations, financial condition, cash flows and prospects, as well as our ability to implement any necessary measures in response to such impact;
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
Risks Related to Our ADSs
•The price of our ADSs or common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs or common shares at or above the acquisition price.
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
Furthermore, we expect that a limited number of financial institutions will hold all or most of our cash, including some institutions located in the United States. Depending on our cash balance in any of our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default or failure of any bank with which we maintain a commercial relationship. While the U.S. Federal Deposit Insurance Corporation provides deposit insurance of US$250,000 per depositor, per insured bank, the amounts that we have in deposits in U.S. banks far exceed that insured amount. Therefore, if the U.S. government does not impose measures to protect depositors in the event a bank in which our funds are held fails, we may lose all or a substantial portion of our deposits. The occurrence of any default or failure of any of the banks in which we have deposits could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
If we do not have sufficient cash available to us through our operations, sales or contributions of properties or available credit facilities to continue operating our business as usual, we may need to find alternative ways to increase our liquidity. Those alternatives may include, without limitation, divesting properties at less than optimal terms, incurring debt, accessing other capital resources, entering into leases with new customers at lower rental rates or less-than-optimal terms or entering into lease renewals with our existing customers without an increase in rental rates. We may intend to seek financing from financial institutions but cannot assure you that we will be able to access these or other sources of capital. There can be no assurance that these alternative ways to increase our liquidity will be available to us. Our inability to raise additional capital on reasonably favorable terms may jeopardize our future growth and affect our financial condition and/or results of operations. Additionally, taking measures to increase our liquidity may adversely affect our business, and in particular, our distributable cash flow and debt covenants.
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
•governmental and environmental regulations and the associated potential liability under, and changes in, environmental, community rights, zoning, usage, tax, tariffs and other laws; and

•reduction on the supply, price increases and other restrictions affecting the supply of key resources, such as water and electricity, which may affect the construction industry and the operation of rental facilities in Mexico.
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
Our growth strategy includes the acquisition of individual properties or real estate portfolios when opportunities arise. Our ability to make acquisitions on favorable terms and to integrate them successfully into our existing operations is subject to various risks, including the risk that:
•we may not be able to acquire desired properties, including other real estate developers and real estate investment funds, particularly in markets in which we do not currently operate; we may need additional land banks to accelerate our portfolio growth and execute our growth strategy to meet our goals;
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
As of and for the years ended December 31, 2024, 2023 and 2022, our 10 largest tenants accounted for approximately 27.1%, 27.0%, and 26.9% of our total GLA and approximately 28.5%, 28.7% and 30.5% of our rents, respectively. As of these dates, Nestlé was our largest customer in terms of leased GLA, representing 4.5%, 4.8% and 5.3% of our GLA, respectively, and Nestlé was our largest customer in terms of rent representing, 4.7% during 2024 and 5.4% during 2023, while TPI was our largest customer in terms of rental income during 2022, representing 5.7%, of our rental income, respectively.
If Nestlé, or any of our other principal tenants, were to terminate its leases or seek the restructuring of their leases as a result of any conditions affecting any of them, and we were unable to renew those leases on terms reasonably acceptable to these tenants or at all upon their expiration, our business, financial condition and results of operation or the market price of our ADSs could be materially and adversely affected. In addition, should any such tenant elect not to renew its leases upon their expiration, we could find it difficult and time-consuming to lease these properties to new customers. We cannot assure you that we would be able to re-lease any of these properties within a short period of time or at all, or that our results of operations would not be affected as a result of our inability to do so. Any delay in re-leasing these properties may affect our business, financial condition and results of operations or the market price of our ADSs.
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
Our clients operate in certain specific industrial sectors in Mexico. As of December 31, 2024, our tenant base in terms of leased GLA was comprised primarily of companies engaged in the automotive (32.4%), logistics (11.7%), food and beverage (8.7%), aerospace (6.7%), e-commerce (8.6%), electronics (7.3%) and energy industries (3.4%) among others. Our exposure to these industries subjects us to the risk of economic downturns or other adverse events affecting these sectors. If any of these risks were to materialize, our business, financial condition and results of operations or the market price of our ADSs could be materially and adversely affected.
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
Since 2012, we have grown our portfolio through the acquisition of raw land for the development of new industrial real estate properties. Historically, we have financed our acquisitions and real estate purchases with cash proceeds from secured loans and credit facilities that have been typically secured by a mortgage or similar interest on the relevant property. If we were to acquire stabilized portfolios in the future, we may continue to use this acquisition strategy and enter into similar secured loans. In addition, we have incurred unsecured debt to finance our development efforts. As of December 31, 2024, our total outstanding debt was US$847.0 million, of which US$269.2 million were secured loans. For more information on our existing indebtedness, see Item 5B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”
We may from time to time incur additional indebtedness to finance strategic acquisitions, investments or joint ventures, or for other purposes. Pursuant to Mexican law and our bylaws, the amount of indebtedness that the board of directors may authorize is capped at 20.0% of the consolidated value of our assets based on our balance sheet as of the end of the immediately preceding quarter; provided that any indebtedness in excess of this percentage is required to be authorized by our shareholders. In March 2024, our shareholders increased the capped amount of indebtedness that we may incur to US$1.8 billion. If we incur additional indebtedness or renegotiate the terms of our existing loans and credit facilities, our financial obligations may increase significantly and our ability to service our debt may be adversely affected.
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
Moreover, if interest rates increase, then so would the interest expense on our unhedged variable rate debt, which would adversely affect our business, financial condition, results of operations and prospects. From time to time, we manage our exposure to interest rate risk with interest rate hedge contracts that effectively fix or cap a portion of our variable rate debt. As of December 31, 2024, all of our outstanding indebtedness bore fixed interest rates, and therefore none of our indebtedness was hedged with interest rate hedge contracts. In addition, we refinance fixed rate debt at times when we believe rates and terms are appropriate. Our efforts to manage these exposures may not be successful. Our use of interest rate hedge contracts to manage risk associated with interest rate volatility may expose us to additional risks, including a risk that a counterparty to a hedge contract may fail to honor its obligations. Developing an effective interest rate risk strategy is complex, and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our business, financial condition, results of operations and prospects. Termination of interest rate hedge contracts typically involves costs, such as transaction fees or breakage costs.
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
We carry insurance coverage including property damage resulting from certain perils, such as fire and additional perils and several natural disasters. The insurance coverage contains policy specifications and insured limits customarily carried for similar properties, business activities and markets. We believe our properties are adequately insured. Certain losses, however, including losses from acts of war, acts of terrorism, riots, pandemics, pollution or environmental matters generally are not insured against or not fully insured against because it is not deemed economically feasible or prudent to do so. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, we could experience a relevant loss of capital invested and future revenues in these properties and could remain obligated under any recourse debt associated with the property.
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
All of our leases are governed by Mexican law. While our leases provide that the tenant will not be entitled to rent withholding in the event of damage to or destruction of all or part of the relevant property (which are known as “hell or high water” provisions), under Mexican law the tenant will not accrue rent until repairs are made or may request a rent abatement equal to the percentage of the property that became damaged or destroyed, or in some cases, early terminate the relevant lease. We cannot give you any assurance as to whether a Mexican court would uphold the relevant provisions of our leases or find them unenforceable. In the latter event, our rental income would decrease and our business, financial condition, results of operations and prospects could be adversely affected.
The value of our assets may suffer impairment losses that may adversely affect our results of operations.
We review the carrying amounts of our real estate assets on a regular basis to determine whether there is any indication that those assets have suffered an impairment loss. The determination as to the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a tenant may lead us to recognize an impairment loss. We determine the value of our real estate assets based on the net present value of our future rental income and other revenues from or charges against those assets, divided by a discount rate that is based on our weighted average cost of capital. That discount rate may vary as a result of changes in interest rates and other market conditions over which have no control. The higher the discount rate, the lower the value of our assets. In 2024 and 2023 we recognized a gain on the revaluation of our properties of US$270.7 million and US$243.5 million, respectively.
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
We and our third-party providers of goods and services, as applicable, are subject to numerous governmental and local regulations and require various approvals, licenses, permits, concessions and certificates in the conduct of our business. We cannot assure you that we, or our third-party providers of goods and services, will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits, concessions and certificates required in the conduct of our business, or that we, or our third-party providers of good and services, will continue to satisfy the current or new conditions to those approvals, licenses, permits, concessions and certificates that we currently have or may be granted in the future. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals.
The implementation of new laws and regulations on environmental protection, health and safety-related matters in the jurisdictions in which we operate, or in the jurisdictions from which our third-party providers of goods and services source their deliverables to us, may create stricter requirements to comply with, including requirements relating to the demands of communities where the real estate is located. This could delay our ability to obtain the related approvals, licenses, permits, concessions and certificates, or could result in us not being able to obtain them at all. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we, or our third-party providers of goods and services, fail to obtain and/or maintain the necessary approvals, licenses, permits, concessions and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend or alter the operation of one or more of our properties, industrial parks, or projects in construction or any relevant component thereof, which could affect the general operation of these locations or our compliance with any leases at those locations, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.
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
Under the Mexican Ley General de Cambio Climático (General Law on Climate Change), and the regulations thereunder, we are subject to various environmental obligations, which may impact our financial performance. In addition, Mexico enacted legislation that allows class action lawsuits related to environmental liabilities. Under such legislation, we may be subject to class action lawsuits that may impact our financial condition, or that may otherwise have a material adverse effect on us or our properties. Additionally, requirements and efforts to address climate change through federal, state, regional and international laws requiring the reductions in greenhouse gas emissions, or GHG emissions, may lead to economic risks and uncertainty for our business. These risks could include costs to process and obtain permits, additional taxes, as well as of the installation of equipment necessary to reduce emissions to meet new GHG limits or other required technology standards. Given the uncertain nature of current and future legal and regulatory requirements for GHG emissions at the federal, state, regional, and international levels, it is not possible to predict the impact on our operations or financial position, or to make reasonable forecasts of potential costs that may result from those requirements.

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
In addition, the experience and skill of certain members of our management team has proven critical in identifying and attracting local clients and opportunities. We consider especially relevant the regional relationships of our officers in the Tijuana and the Bajío region. As we continue to grow, our success will depend to a significant extent on our ability to recruit and retain qualified personnel in all areas of business, and we can provide no assurance that we will be able to do so. Our ability to retain senior management as well as experienced personnel will in part depend on our having in place appropriate staff remuneration and incentive schemes. The remuneration and incentive schemes we have in place may not be sufficient for retaining the services of our experienced personnel.
Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results.
Our business could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, similar to the outbreak of novel coronavirus (COVID-19). The global spread of the COVID-19 pandemic, which originated in late 2019 and was later declared a pandemic by the World Health Organization in March 2020, negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. The ultimate extent of the impact of any future epidemic, pandemic or other health crisis on our business, financial condition and results of operations is uncertain and will depend on future developments, including the condition and the dynamics of the global economy.

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
Despite system redundancy, including the intentional duplication of critical components, the implementation of security measures and the existence of a disaster recovery plan for our internal and hosted information technology systems, our systems are vulnerable to damages from any number of sources, including energy blackouts, natural disasters, terrorism, war, telecommunication failures and cyber security attacks, such as malware, ransomware, or unauthorized access. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may incur additional costs to remedy damages caused by those disruptions. Third-party security events at vendors, sub-processors, and service providers could also impact our data and operations via unauthorized access to information or disruption of services which may ultimately result in financial losses. Despite training, detection systems and response procedures, an increase in email attacks (phishing and business email compromise) may create disruption to our business and financial risk.
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
The material weaknesses identified relate to (i) controls and monitoring activities that, although the majority were designed and implemented during the reporting period, certain of these controls were not effective throughout the entire year since their implementation concluded after the second quarter and testing took place during the third and fourth quarters, as well as insufficient controls and monitoring activities that, as of the reporting date, still had to be designed and implemented to ascertain whether the components of internal control are present and functioning; (ii) timely review and reconciliation of financial transactions and maintaining proper segregation of duties, including a lack of sufficiently skilled staff with the expertise to design, implement and execute a formal risk assessment process and formal accounting policies, procedures, and controls over accounting and financial reporting; and (iii) an inadequate segregation of duties and ineffective access management and change controls for relevant information systems were identified, along with insufficient monitoring of certain service organizations used by the Company to manage specific processes related to its information systems. The material weaknesses, if not remediated timely, may lead to material misstatements in our consolidated financial statements. Following the identification of the material weakness, we have taken and plan to continue to take remedial measures. We cannot assure you, however, that these measures may fully address this material weaknesses in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

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
•improved monitoring activities by our audit committee over internal controls, including a quarterly committee wide in-depth review of both our remediation activities as well as the results of internal control testing, accompanied by frequent touchpoints with the audit committee chair;
•in addition to training sessions for our audit committee and our employees on internal control topics and SOX compliance, we plan to schedule a lessons-learned workshop with our employees aimed at improving the efficiency of our internal controls;
•we continue to engage external advisers to provide financial accounting and reporting assistance;
•we continue to test our restructured accounting processes and revised organizational structures for efficiency and efficacy on accurate accounting and reporting;
•we have hired additional experienced accounting and information technology personnel in our corporate office to enhance the application of accounting standards and technology protocols;
•we are enhancing our information and communication processes through information technology solutions to ensure that information needed for financial reporting is accurate, complete, relevant and reliable, and communicated in a timely manner; and
•we have engaged external advisers to evaluate and document the design and operating effectiveness of our internal control over financial reporting and assist with the remediation and implementation of our internal control function.
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
We are subject to the reporting requirements of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting is not effective. In addition, our independent registered public accounting firm, after conducting its own independent testing, issued a report that is adverse with respect to our internal controls. In addition, our reporting obligations place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We were unable to complete the required remediation during 2024 and may be unable to complete any required remediation in the future.
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
We attempt to mitigate our risk by borrowing in the currencies in which we have significant investments, thereby providing a natural hedge. We may also enter into derivative financial instruments that we designate as net investment hedges, as these amounts offset the translation adjustments on the underlying net assets of our foreign investments. Although we attempt to mitigate the potential adverse effects of changes in foreign currency rates, there can be no assurance that those attempts will be successful. In addition, we occasionally may use interest rate swap contracts to manage interest rate risk and limit the impact of future interest rate changes on earnings and cash flows. As of December 31, 2024, none of our indebtedness was hedged with interest rate hedge contracts.
Hedging arrangements involve risks, such as the risk of fluctuation in the relative value of the foreign currency or interest rates and the risk that counterparties may fail to honor their obligations under these arrangements. The funds required to settle those arrangements could be significant, depending on the stability and movement of the hedged foreign currency or the size of the underlying financing and the applicable interest rates at the time of the breakage. The failure to hedge effectively against foreign exchange changes or interest rate changes may adversely affect our business.
Risks Related to Mexico
Adverse economic conditions in Mexico may have a negative impact on our financial condition and/or results of operations.
We are a Mexican corporation and all of our assets and operations are located in Mexico. As a result, our business, financial condition and/or results of operations may be affected by general economic conditions, depreciations or devaluations of the peso against the U.S. dollar, price volatility, inflation, interest rates, changes in taxation and regulation, crime rates and other economic, political or social developments in or affecting Mexico, over which we have no control. According to the INEGI, in 2024, 2023, and 2022 Mexican GDP grew 4.2% , 4.7% and 3.1% respectively. Moreover, in the past, Mexico has experienced economic crises and prolonged periods of slow economic growth, caused by internal and external factors over which we have no control, that have had a negative impact on us. We cannot give any assurance that those conditions will not return in the future or that, if they do, they will not have a material adverse effect on our business, financial condition and/or result of operations.
The Mexican economy has been characterized by high interest rates in both real and nominal terms. In December 31, 2024 and 2023, the average interest rate for 28-day Mexican Treasury bills (CETES) was approximately 10.7% and 11.1%, respectively. Accordingly, to the extent we incur peso-denominated debt in the future, it could be at high interest rates. In 2024 and 2023, the peso appreciated (depreciated) against the U.S. dollar by (20.0)% and (12.7)%, respectively, in nominal terms. In 2024 and 2023, we derived approximately 88.6% and 86.7% of our rents from U.S. dollar-denominated leases, respectively. In addition, all of our debt is denominated in U.S. dollars. However, in 2024 and 2023, our operating costs, taxes and approximately 11.4% and 13.3% of our rents, respectively, were denominated in pesos. As a result, the appreciation or depreciation of the peso against the U.S. dollar affects our financial condition and results of operations.
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
In Mexico, political instability has been a determining factor in business investment. Significant changes in laws, public policies and/or regulations or the use of public referendums (consultas populares), as well as the election of judges, justices of the Supreme Court and other judicial officers through popular vote, could affect Mexico’s political and economic situation, which could, in turn, adversely affect our business.
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
The electoral victory of Morena and its allies in the 2024 elections relegated the opposition to a near-symbolic presence in the federal Congress and left it significantly weakened at the regional level, including in governorships and local legislatures. Morena and its allies have established strong political dominance at both the federal and local levels.
This hegemony is bolstered by the partial capture of institutions such as the Federal Electoral Tribunal and the progressive weakening of the National Electoral Institute, alongside the dismantling or absorption of regulatory agencies such as the National Transparency Institute and the Federal Economic Competition Commission.
These changes undermine independent oversight of public resources and government operations. Additionally, public media outlets face self-censorship or intimidation to curtail criticism of the government.
Morena obtained the required two-third majority in the Chamber of Deputies (Cámara de Diputados) and close to a required majority in the Senate, sufficient to pass any reforms proposed by the president (including constitutional reforms). President Sheinbaum is expected to continue the social and economic policies of her predecessor, Mr. López Obrador. This new political configuration has given and is likely to continue to give the Morena coalition substantial authority to implement significant changes to the Mexican Constitution and other laws, policies and regulations, which could potentially affect the Mexican economy and our business.
For the business sector, this concentration of power poses several challenges. The government can act unilaterally with little input from business, social, or political stakeholders, leading to decisions driven by electoral priorities rather than technical or economic considerations. Furthermore, discretionary awarding of contracts or permits to benefit the government’s allies, hampers investment and economic competition. We cannot predict the impact that political, economic and social conditions will have on the Mexican economy. In addition, we cannot guarantee that political, economic or social developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.

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
The Mexican economy and the business, financial situation and operating results of Mexican companies may be affected to varying degrees by economic and market conditions in other countries. While economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. For example, in October 2017 market prices for Mexican debt and equity instruments experienced a significant drop as a result of the Asian financial crisis. In the second half of 1998 and early 1999, market prices for Mexican securities were adversely affected by the economic crises in Russia and Brazil. In the second half of 2008 and part of 2009, market prices for Mexican debt and equity instruments decreased significantly as a result of the financial crisis in the United States and the rest of the world. Other geopolitical events, such as the United Kingdom’s exit from the European Union, changes to United States monetary policy and the military conflicts between Ukraine and Russia and between Israel and Hamas, have contributed to high volatility and uncertainty in several financial markets, which may affect emerging economies, such as Mexico, and may affect our ability to obtain financing or to refinance our indebtedness.
In addition, the U.S. economy heavily influences the Mexican economy, and, therefore, adverse economic conditions in the United States, the termination or renegotiation of the USMCA, a review of policies, including policies relating to restrictions in investments in the oil and electricity sectors in Mexico, or other related events affecting U.S. trade policy with respect to Mexico, could have a negative impact on the Mexican economy, such as by decreasing remittances by Mexican workers in the United States to Mexico and adversely affecting bilateral trade and foreign direct investment in Mexico. Economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement (the “NAFTA”), and, subsequently, the USMCA, which has induced higher economic activity between the two countries and increased the remittance of funds from Mexican immigrants working in the United States to Mexican residents. Due to recent events calling for the renegotiation of USMCA, it is currently unclear what the results of such renegotiation and its implementation will be. The new terms of the USMCA could have an impact on Mexico’s economy generally and job creation in Mexico, which could adversely affect our business, financial performance and results of operations. See "—Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business."
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
The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general, as well as on market conditions, prices and returns on Mexican securities. As of the date of this Annual Report, Morena and its allies continue to hold the most seats relative to any other political party in the Mexican Congress. We cannot predict the impact that political developments in Mexico will have on the Mexican economy, nor can provide any assurances that these events, over which we have no control, will not have an adverse effect on our business, financial condition and results of operations or the market price of our ADSs. Furthermore, our financial condition, results of operations and prospects and, consequently, the market price for our ADSs, may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.

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
Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries, including Argentina and Venezuela, in recent years experienced significant economic downturns and market volatility. The occurrence of similar events in emerging market countries could have adverse effects on the economic conditions and securities markets of other emerging market countries, including Mexico.
Changes in exchange rates between the peso and the U.S. dollar or other currencies may adversely affect our financial condition and/or results of operations.
As of December 31, 2024, 2023 and 2022, all of our outstanding indebtedness and 88.6%, 86.7% and 87.0% of our rents, respectively, was denominated in U.S. dollars, while most of our administrative and operating expenses were denominated in pesos. An appreciation of the peso would have the effect of increasing some of our expenses in U.S. dollar terms.
In 2024, foreign exchange markets and the value of the peso experienced significant volatility as a result of economic policies, which had a negative impact on some of our expenses in terms of U.S. dollars. Other similar events may occur in the future.
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
Mexico’s annual rate of inflation, as measured by changes in the Mexican national consumer price index, calculated and published by the Mexican Central Bank and INEGI, was 4.2%, 4.7%, and 3.1% as of December 31, 2024, 2023 and 2024, respectively. High levels of inflation may adversely affect our business, financial condition and/or results of operations. If Mexico were to experience high levels of inflation in the future, we may not be able to adjust the prices we charge our tenants in order to offset the negative effects of inflation.
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
Changes to trade policies, treaties and the imposition of tariffs on a global scale, or the perception that these changes could occur, could adversely affect the global supply chain and corporate appetite for off-shoring labor-intensive manufacturing to low labor-cost jurisdictions, such as Mexico.
Since the commencement of President Donald Trump’s second term in office, the U.S. government has indicated its intent to impose tariffs, as well as to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. For instance, on February 1, 2025, the U.S. White House released a Fact Sheet and Executive Orders imposing additional tariffs on Canada, Mexico and China. The documents outline that President Donald Trump is implementing 25% additional tariff on imports from Canada and Mexico. Further, on April 2, 2025, the United States government announced that a 10% base tariff will be applied to all imports to the United States effective April 5, 2025, subject to limited exceptions for Mexico and Canada, and that almost 60 countries will, in lieu of the 10% base tariff, be assigned higher reciprocal tariffs on imports that extend as high as 50%. Following reciprocal tariffs imposed by China, the United States government continued to raise tariffs on China of 145% or higher on certain goods. These decisions led to significant market volatility and economic uncertainty. Although, other than in the case of China, most of the tariffs were later suspended and replaced by a base tariff of 10% for a period of 90 days, it is uncertain if and to what extent the tariffs may be reimposed. We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. These policies create uncertainty with respect to, among other things, existing and proposed trade agreements, free trade generally, and potentially significant increases on tariffs on goods imported into the U.S. These and other trade policies and the extent to which the current U.S. administration is successful in passing trade legislation is uncertain, and it is possible that further measures restricting trade may be announced. The current unpredictability of trade policies and their effect on trading once implemented may lead to increased costs for United States’ and Mexican companies, the relocation of production lines, lost jobs, an increase in inflation, the devaluation of the Peso and, potentially, a recession. These policies also introduce uncertainties in regulatory frameworks and could lead to increased operational costs for businesses reliant on international trade and immigrant labor. As the United States’ primary trading partner and southern neighbor, Mexico is particularly vulnerable to the Trump administration’s new immigration policies and intended trade actions, which could disrupt trade relations, labor markets, and trade stability. There can be no assurance as to what the new United States’ administration will do nor the impact any such measures or any others may have on Mexico. The economic and political consequences may have an adverse effect on the Mexican economy, which in turn could affect our business, financial condition, results of operations and prospects in Mexico.
As many of our customers are engaged in global manufacturing and industrial production, including exports out of Mexico, any unfavorable changes in international trade policies and international barriers to trade, such as capital controls or tariffs, may have an adverse effect on manufacturing levels, trade levels and industries, including logistics, that rely on trade, commerce and manufacturing, as well as impact the competitive position of Mexico as a manufacturing and exporting hub and may affect the demand for our properties. Any such escalation in trade tensions or a trade war, or news and rumors of the escalation of a potential trade war, could have a material and adverse effect on our business, results of operations and the trading price of our ADSs.
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
Pursuant to our bylaws, subject to certain exceptions (i) any acquisition of common shares (or any instruments representing common shares, including ADSs) that would result in the beneficial ownership of 9.5% or more of our capital stock, or any multiple thereof, by a person or group of persons, directly or indirectly, (ii) any agreement establishing or adopting a vote-pooling mechanism or an arrangement to vote as a group or in concert, or which would result in the beneficial ownership or control, of 20.0% or more of our capital stock or in a change of control of the Company (through voting or any agreement), or (iii) any direct or indirect acquisition of common shares (or any instruments representing common shares, including ADSs) by a competitor that would result in that competitor holding 9.5% or more of our capital stock, must be previously approved in writing by our Board of Directors. Our Board of Directors must approve or disapprove the transaction within 90 days from the receipt of notice thereof, provided it has received all the necessary information to make a determination.
If the acquisition or voting arrangement is approved by 75.0% of the members of our Board of Directors that are not affected by any conflict of interest and results in the beneficial ownership of 20.0% or more of our common shares by a shareholder or group of shareholders or in a change of control, the buyer or member of the pooling arrangement will be required to conduct a public tender offer to purchase 100.0% of our outstanding common shares for a price equal to the greater of (x) the book value per share, pursuant to the last quarterly financial statements, as approved by our Board of Directors and filed with the CNBV and the BMV, (y) the highest published closing trading price for our common shares on the BMV during the 365-day period preceding the date of the request for approval of the transaction by the Board of Directors or the date of the approval, and (z) the highest purchase price per share ever paid by the person intending to acquire the common shares or enter into the pooling arrangement directly or indirectly, individually or together with others, plus, in each case, a premium equal to 20.0% of the purchase price per share, which premium may be increased or reduced taking into consideration the opinion of an investment bank of recognized standing. The public tender offer is required to be completed within the 90 days following the authorization of the Board of Directors.
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
These provisions of our bylaws may only be repealed or amended by the affirmative vote of the holders of no less than 85% of our outstanding common shares; provided that such repeal or amendment is not rejected by the holders of 5% of our outstanding common shares.
These provisions may deter investors, including prospective buyers of our business, from purchasing a significant number of ADSs, which may adversely affect the price and liquidity of our ADSs.
The relative volatility and illiquidity of the Mexican securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.
Investing in securities that trade in emerging markets, such as Mexico, often involves greater risk than investing in securities of issuers in the United States, and those investments are considered to be more speculative in nature. The Mexican securities market is substantially smaller, less liquid, more concentrated in a limited number of institutional participants, and can be more volatile than securities markets in the United States. There is also significantly greater concentration in the Mexican securities market than in major securities markets in the United States. As of December 31, 2024, total market capitalization amounted approximately to Ps. 9.2 billion. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell those common shares in the Mexican securities market at a price and time you desire may be limited.
Sales of our ADSs or common shares by our founders, directors or officers, or the perception that these sales may occur may cause our share price to decline.
If our founders, directors or officers sell substantial amounts of our ADSs or common shares in the public market, or there is substantial trading in our ADSs or common shares, hedging activities or perceived perception by the public market that any of these activities will occur, the trading price of our ADSs or common shares could decline. In addition, sales of these ADSs could impair our ability to raise capital, should we wish to do so. As of December 31, 2024, our founders, directors and officers held approximately 3.3% of our issued and outstanding common shares. We cannot predict the timing or amount of future sales of our ADSs or common shares by our founders, directors and officers, but those sales, or the perception that those sales could occur, may adversely affect prevailing market prices for our common shares.
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
As a public company in the United States, we incur significant additional legal, accounting, reporting and other expenses, as a result of having publicly traded ADSs in the United States. We also incur costs which we had not incurred previously, including, but not limited to, increased directors and officers' insurance, increased investor relations, and various other costs of a U.S. public company.
We also continue to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board. We estimate that we will incur additional costs as a public company, including costs associated with corporate governance requirements.
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
Moreover, as we are no longer an “emerging growth company” as defined in the JOBS Act, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with requirements under the SOX Act. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of those costs.
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
Most of our directors and executive officers are non-residents of the United States, and substantially all of the assets of such non-resident persons and substantially all of our assets are located outside the United States and primarily in Mexico. As a result, it may not be possible, or it may be costly and time-consuming, for investors to effect service of process within the United States or in any other jurisdiction outside of Mexico upon those persons or us, or to enforce against them or us in courts of any jurisdiction outside of Mexico, judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the civil liability provisions of United States federal and state securities laws (which may be different or exceed civil liability provisions prescribed under Mexican law), as a result of their place of residence or location, and the need to satisfy formal requirements (such as letters rogatory forwarded through governmental channels) in order to comply with due process under Mexican law. There is doubt as to the enforceability in Mexican courts, in original actions or in actions for enforcement of judgments obtained in courts of jurisdictions outside Mexico, of civil liabilities arising under the laws of any jurisdiction outside Mexico, including any judgment predicated solely upon United States federal or state securities laws. No treaty exists between the United States and Mexico for the reciprocal enforcement of judgments issued in the other country.
The relatively low liquidity and high volatility of the Mexican securities market may cause the trading price and volume of our ADSs or common shares to fluctuate significantly.
Our common shares are traded on the BMV, and our ADSs are listed on the NYSE. The trading volume for securities issued by companies incorporated in emerging markets, such as Mexican companies, tends to be lower than the trading volume of securities issued by companies incorporated in more developed countries. These market characteristics may limit the ability of a holder of the ADSs or common shares to sell its ADSs or common shares and may also adversely affect the market price of the common shares.
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
Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying common shares in accordance with the provisions of the Deposit Agreement. A holder of ADSs will not be able to meet this requirement and accordingly is not entitled to vote at shareholders’ meetings, because the common shares underlying the ADSs will be registered in the name of the Depositary. While a holder of ADSs is entitled to instruct the Depositary as to how to vote the common shares represented by ADSs in accordance with the procedures provided for in the Deposit Agreement, a holder of ADSs will not be able to vote its common shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our common shares underlying the ADSs if a holder of ADSs does not instruct the Depositary with respect to voting. If you wish to directly vote the common shares represented by your ADSs, you will be required to deliver your ADSs to the Depositary for cancellation and withdraw the underlying common shares. Under Mexican law, a shareholder is required to be registered in our shareholders’ registry, or to maintain common shares deposited at Indeval through a financial institution participant at Indeval, before a shareholders’ meeting, to vote at that meeting. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting unless you withdraw your common shares from the ADS program and otherwise meet the requirements of Mexican law to call that meeting. We expect that the Depositary will charge you a fee for both withdrawing and depositing common shares.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than common shares.
Because holders of ADSs do not hold their common shares directly, they are subject to the following additional risks, among others:
•as an ADS holder, we will not treat you as one of our direct shareholders, and you may not be able to exercise shareholder rights;
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
As a foreign private issuer we have different disclosure and other requirements than U.S. registrants.
As a foreign private issuer, we are subject to different disclosure and other requirements than U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Mexican legal requirements rather than certain of the requirements that are applicable to U.S. registrants.
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
Certain adverse U.S. federal income tax rules could apply to a U.S. person that holds our common shares or our ADSs if, in any taxable year during which the person holds our common shares or our ADSs, we are considered a passive foreign investment company (a “PFIC”). A non-U.S. corporation will be considered a PFIC for U.S. federal income tax purposes in any taxable year in which a specified percentage of its gross income is “passive income” or a specified percentage of its assets produce or are held for the production of passive income. Although passive income generally includes rents, certain “active rental income” is not considered passive income for purposes of determining whether a company is a PFIC. In light of the manner in which we operate our business and the composition of our income and assets, we believe that we were not a PFIC for the 2024 taxable year. However, due to certain legal and factual uncertainties, it is possible that we may be considered to be a PFIC for the 2024 taxable year or any subsequent taxable year. In particular, our PFIC status is dependent upon the extent to which our lease revenue from our properties is considered active rental income under applicable rules (the “active rental income exception”). It is uncertain how to interpret certain aspects of the active rental income exception and how to apply it to our particular circumstances. Therefore, there is a risk that the Internal Revenue Service (the “IRS”) will not agree with the classification of certain of our income and assets as active. Furthermore, we will not take U.S. tax considerations into account for purposes of conducting our business, and, therefore, we may become a PFIC if we change how we operate our business in the future in a manner that affects the application of the active rental income exception to us. In addition, PFIC status is dependent upon the composition of our income and assets and the value of our assets from time to time, and may depend, in part, on how quickly we deploy the cash proceeds from any past or future equity or debt issuances or borrowings to acquire properties, and possibly on the value of our goodwill (which may be determined in part by reference to our market capitalization from time to time). For these reasons, we can give no assurance that we are not, or will not be, a PFIC for any taxable year. Further, our PFIC status for any taxable year is not determinable until after the end of that taxable year.
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
Our legal and commercial name is Corporación Inmobiliaria Vesta, S.A.B. de C.V. We are incorporated as a variable capital publicly traded stock corporation (sociedad anónima bursátil de capital variable), and our corporate existence is indefinite. The address of our registered office and principal place of business is Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las Lomas, Cuajimalpa, C.P. 05120, Mexico City, United Mexican States. The telephone number at this address is +52 5950-0070.
We were organized and commenced operations on July 18, 1996 as a Mexican limited liability variable capital company (sociedad de responsabilidad limitada de capital variable). In 2001, we acquired and merged into QVC III, a limited liability variable capital company (sociedad de responsabilidad limitada de capital variable) organized in 1996. After the merger, our controlling shareholders controlled QVC III, as the surviving company, and we changed our name to Corporación Inmobiliaria Vesta, S. de R.L. de C.V. On April 29, 2011, we agreed to merge with CIV Real Estate S. de R.L. de C.V., a limited liability variable capital company (sociedad de responsabilidad limitada de capital variable), and the merger became effective on May 11, 2011. On May 31, 2011, our shareholders approved our transformation into a variable capital stock corporation (sociedad anónima de capital variable), which became effective on July 4, 2011. At our ordinary and extraordinary shareholders’ meeting held on September 23, 2011, which was continued on October 26, 2011, our shareholders approved our adoption of the legal regime applicable to a variable capital publicly traded stock public corporation (sociedad anónima bursátil de capital variable), the amendment of our bylaws to comply with the Mexican Securities Market Law and to add provisions customary for other Mexican public companies, and the change of our name to Corporación Inmobiliaria Vesta, S.A.B. de C.V. At our ordinary and extraordinary shareholders’ meeting held on July 16, 2021, our bylaws were amended to comply with certain requirements of Mexican law and at our extraordinary shareholders’ meeting held on March 30, 2023, our bylaws were further amended to specifically provide for the issuance and placement of ADSs by the Company.
Our bylaws, as currently in effect, are on file with the CNBV and the BMV, and are available for inspection on the BMV’s website at https://https://www.bmv.com.mx/es/emisoras/informacioncorporativa/VESTA-7793-CGEN_CAPIT.pdf and our website at www.vesta.com.mx. Information contained on, or accessible through, the website of the BMV and our website is not incorporated by reference in, and shall not be considered part, of this Annual Report.
Initial Public Offering and Follow-on Offering
On July 5, 2023, we completed our $445.6 million U.S. initial public offering of 14,375,000 ADSs, representing 143,750,000 of our common shares (including 18,750,000 common shares pursuant to the full exercise of the underwriters’ option to purchase additional shares). On December 13, 2023, we completed a $148.8 million U.S. follow-on offering of 4,250,000 ADSs, representing 42,500,000 of our common shares. The ADSs, each representing 10 common shares, have been listed on the NYSE since June 30, 2023 under the symbol “VTMX.”

The SEC maintains an internet site that contains reports and information regarding issuers, such as ourselves, that we file electronically, with the SEC at www.sec.gov. Our website address is https://vesta.com.mx. The information contained on, or that can be accessed through, our websites is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website addresses as inactive textual references only.

Capital Expenditures
For a description of our principal expenditures and divestitures for the years ended December 31, 2024 and 2023, see Item 5. “Operating and Financial Review and Prospects.”

Please refer to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for a description of our capital expenditures.
B.    Business overview.
We are a fully integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico. We have significant development experience and capabilities, focused on a single real estate segment comprised of industrial parks and industrial buildings in Mexico. With an experienced management team, we strive to achieve excellence in the development of industrial real estate, to generate efficient and sustainable investments. We offer our world-class clients strategic locations across 16 Mexican states located in the most developed industrial areas, with a growing portfolio of our developments built according to eco-efficient standards. As of December 31, 2024, our portfolio was comprised of 224 buildings with a total GLA of 40,299,964 square feet (3,743,989 square meters), and a stabilized occupancy rate of 95.5%. Our GLA has grown 72.5x since we began operations in 1998, representing a CAGR of 17.9%. Our facilities are located in strategic areas for light-manufacturing and logistics in the Northwest, Northeast, Bajío-North, Bajío-South and Central regions of Mexico. The quality and geographic location of our properties are key to optimizing our clients’ operations, and constitute a crucial link in the regional supply chain.
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
We believe that over the last 10 years, we have created value for our shareholders by implementing our “Vision 2020” strategic plan for 2014 to 2019, and from 2019 to 2024, our “Level 3 Strategy” where we aimed to maximize growth in Vesta FFO by implementing that strategy, which established our expansion and growth strategy for 2019 to 2024, based on five strategic pillars: (i) manage, maintain and broaden our current portfolio, (ii) invest in and/or divest properties for ongoing value creation, (iii) strengthen our balance sheet and expand funding sources and maturities, (iv) strengthen our organization to successfully execute our strategy, and (v) become a category leader in ESG, embedding our sustainability practices throughout our business model. For more information, see “—Our Level 3 Strategy.” In November 2024, we published our next five-year strategic plan, or "Route 2030," which focuses on two avenues of value creation: (i) our existing portfolio opportunity; and (ii) our development program. We believe that both avenues will continue maximizing growth in Vesta FFO per share.

Our profit for each of the years ended December 31, 2024, 2023 and 2022 was US$223.3 million, US$316.6 million and US$243.6 million respectively. Our profit for the year has increased 5.5x since 2012, growing at a CAGR of 15.2% from 2012 to 2024 and decreasing (29.5)% from 2023 to 2024. Our basic earnings per share have increased 1.8x since 2012 growing at a CAGR of 5.2% from 2012 to 2024 and (38.7)% from 2023 to 2024. Vesta FFO per share has increased 3.2x since 2012 growing at a CAGR of 10.2% from 2012 to 2024 and 9.0% from 2023 to 2024. Our total GLA has grown 3.3x since 2012 growing at a CAGR of 10.6% from 2012 to 2024 and 7.9% from 2023 to 2024. In addition, Adjusted NOI has grown at a CAGR of 13.9% from 2012 to 2024 and 15.1% from 2023 to 2024. For a reconciliation of Vesta FFO and Adjusted NOI to the nearest IFRS measure, see Item 5A. “Operating and Financial Review and Prospects—Operating Results—Non-IFRS Financial Measures and Other Measures and Reconciliations.”
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
We believe that we are one of the only fully vertically integrated and internally managed Mexican industrial real estate companies that owns, manages, develops and leases industrial properties, on a large scale, in Mexico, which we believe differentiates us from our competitors. Our business is focused on developing our industrial properties seeking to incorporate global quality standards to develop high-specification assets that are comparable with properties in other jurisdictions, with internal processes that minimize delivery times and costs. We focus on the development and management of our properties by outsourcing all construction, design, engineering and project management services and related works to third parties that are both experienced as well as known to us. By using high-quality contractors and service providers with long track records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001-2008, a certification we obtained in 2011 and renewed in 2015. We also obtained the ISO 9001-2015 Standard certification that focuses on risk mitigation, a certification most recently renewed in 2023.
For a more complete description of our real estate portfolio, see “—Our Portfolio.”
Our Competitive Strengths
We believe the following are our competitive strengths:
Vertically Integrated and Internally Managed Industrial Real Estate Developer with a High-Quality Modern Portfolio of Scale
Our portfolio consists of what we believe to be one of the largest and modern industrial groups of assets in Mexico, with 192 clients occupying 224 Class A Buildings, across industrial corridors and principal industrial sites of the country, with a total owned GLA of 40,299,964 square feet and an average building life of 10.1 years, as of December 31, 2024. We manage our owned GLA and do not manage any GLA of third parties. Our portfolio of stabilized industrial properties has an average stabilized occupancy rate of 95.5%. Our profit for the year has increased 5.5x since 2012, growing at a CAGR of 15.2% from 2012 to 2024 and decreasing (29.5)% from 2023 to 2024. Vesta FFO grew 25.2% from 2023 to 2024.
Our portfolio is strategically located and diversified throughout Mexico’s key trade, logistics corridors with the U.S., manufacturing centers and urban areas, in a manner designed to maximize client demand. We also have a strategic land bank, with 657.9 acres of Land Reserves with the potential to develop over 12,895,837 square feet of incremental GLA, as of December 31, 2024.

Portfolio Snapshot
(As of December 31, 2024)

GLA(1)	**40.3** mm sf
Buildings	**224**
Tenants(2)	**195**
Occupancy(3)	**95.5%**
US$ Denominated Rent	**88.6%**
Building Life Weighted Average	**10.1** Years
Weighted Average Remaining Lease Term	**4.8** Years
Land Bank	**658** Acres

Northwest
16%
6.6 mm sf
n.a
88 ac
59
Northeast
15%
6.2 mm sf
1.6 mm sf
n.a.
29
Central
21%
7.8 mm sf
0.3 mm sf
n.a.
39
Bajio North
20%
7.9 mm sf
0.6 mm sf
327 ac
33
Bajio South
28%
11.3 mm sf
0.3 mm sf
243 ac
64
Tijuana
Cd. Juarez
Monterrey
Aguascalientes
San Luis Potosi
Queretaro
Mexico City
Guadalajara
Guanajuato
Toluca
Puebla

Northwest	Northeast	Bajio North	Bajio South	Central
Tijuana	Juarez Monterrey	San Luis Potosi Guadalajara Aguascalientes	Queretaro Guanajuato	Mexico City Toluca Puebla

GLA · Under Construction · Land bank · Buildings · % of Total GLA

Source: Vesta. Note: mm sf = millions of square feet. Notes: (1) does not include GLA under construction. (2) Some tenants lease more than one property. (3) Stabilized Occupancy.

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
Source: Vesta. Notes (1) Calculated over total occupied GLA.

We have built what we believe to be a scaled, high-quality and modern industrial portfolio. Also, as of December 31, 2024, we own a land bank of properties located in strategic regions. Additionally, for the year then ended, 88.6% of our rents is denominated in U.S. dollars as we serve global clients in the manufacturing and logistics sectors.

Fully integrated and robust development platform allows Vesta to accelerate earnings and portfolio growth via owned land bank
We are a fully integrated real estate company, actively engaging throughout the development process, from the search and acquisition of land, obtaining any necessary licenses, and conceptual design and development of our properties. We believe that our 25+ years of proven track record as a fully integrated and robust development platform, together with our disciplined approach towards design and construction and rigorous cost controls translate into robust value creation, an increase in demand for our properties and an increase in earnings metrics.
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
Our fully integrated and robust development platform has allowed us to grow our basic earnings per share at a CAGR of 5.2% since 2012. Our total stockholder’s equity has increased 5.0x since 2012 growing at a CAGR of 14.4% from 2012 to 2024 and 4.4% from 2023 to 2024. In 2024 alone, we increased our Adjusted NOI by US$30.3 million compared to December 31, 2023, which represents an Adjusted NOI growth of 15.1%.
High-quality and diversified tenant base of predominantly U.S. and global clients paying U.S. dollar-denominated leases
We have a well-diversified tenant base and portfolio of leading Mexican companies and multinational, world-class, tenants under long-term contracts, including Nestlé, Mercado Libre, Safran, Foxconn, TPI, Nissan, Bombardier, Continental , Eaton and Coppel among others. Our client portfolio is well-balanced between light-manufacturing (59.4% of GLA) and logistics (40.6% of GLA) and we maintain exposure to key light-manufacturing and productive industries in Mexico such as automotive, aerospace, food & beverage and energy, among others.
As of December 31, 2024, we had 192 tenants and 88.6% of our rents in U.S. dollars with a weighted average remaining lease term of 4.8 years. No tenant occupies more than 5% of our total GLA, with the top 10 tenants maintaining an average remaining lease term of 7 years. Our long-dated lease terms are key to securing stable cash flows and allow us to foster long-term partnerships with our tenants. The charts below indicate the breakdown of our top 10 tenants by GLA and our long-term lease maturity profile as of December 31, 2024:
Top Tenants by GLA Leased
(% of GLA, as of September 3, 2023)
Lease Remaining Years

6	7	7	6	3	5	12	4	8	10

Nestle	Mercado Libre	Safran	Foxconn	TPI	Nissan	Bombardier	Continental	Eaton	Coppel

Seasoned management team focused on shareholder return and best-in-class corporate governance
We believe we are one of the only publicly listed pure-play industrial platforms, with a fully internalized management in Mexico. Our internal flat management structure and the equity participation of our management team align internal incentives with the interests of our stakeholders, resulting in long-term value creation. Our executive chairman and other executive officers’ position in our equity, which represents approximately 3.3% of our outstanding capital stock as of December 31, 2024, represents a significant stake hold, while at the same time allows for significant liquidity of our shares (not in the possession of a control group).
Our management is comprised of a team with significant expertise in the Mexican industrial real estate market and a long tenure in the Company with an average of 13 years of experience with the Company. We have a highly professional and experienced team across all key areas of industrial real estate development and operations, including land selection, land and property acquisitions, design and engineering, development, government licensing and government relations, project management, marketing, sales and negotiation of contracts. This team possesses significant know-how in investing and operating industrial real estate companies and has a multidisciplinary track record of successfully deploying capital investments through the development and acquisition of land for both single properties and portfolios.
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
Longstanding commitment to environmental, social and governance best practices

Our ongoing commitment to implement best practices and create sustainable spaces within our own and our clients’ operations is an integral component of our long-term strategy for success. We contribute to our clients’ and suppliers’ competitiveness and society’s well-being, while seeking to minimize our environmental impact and related climate change risks. Operationally, we continue to improve relevant KPIs such as LEED Certification, having closed 2024 with 11 new LEED certified buildings and 20 EDGE certified buildings.
Our 2030 ESG goals include:

•Governance and integrity: (i) for 100.0% of our senior management and collaborators to have a financial compensation linked with ESG objectives; (ii) for 100% of our Board members to be ESG trained; and (iii) to reduce our salary gender gap by 8% at the executive level and 5% at the management level;

•Social: (i) 700 hours of Professional Volunteering (ii) implementing the theory of change in 70% of Vesta’s Social Investment Projects; (iii) measuring the progress of our Human Rights Risks Assessment; and (iv) implementing 50% of the action plans on Human Rights with a focus on Land Acquisition, Community Relationship and Physical Security Processes;

•Environment: (i) achieving Net-zero for scope 1, 2 emissions by 2040, and having a material reduction in our scope 3 emissions related to the energy consumption of our tenants, as well as in the use of materials with a lower carbon footprint in our construction processes towards 2050, (ii) 100% of our industrial parks complying with ISO 14001, (iii) promoting a positive impact on nature in accordance with the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), and (iv) having 50 MWp of on-site solar capacity by 2030.

•Sustainable Business: (i) 95% of our new contracts having a Green Lease, (ii) 100% of our new acquisitions complying with the Responsible Investment Process, (iii) 100% of our employees being ESG trained, (iv) evaluating 100% of level 3 and 4 suppliers, and (v) 55% of our GLA being Green Certified.

We are committed to continue our efforts to promote ESG practices. Our goal is to manage our properties in a shared responsibility with our stakeholders, tenants and suppliers. We have created ESG-linked indicators to measure our progress on various fronts, including implementation of green clauses, and evaluation of environmental and social impacts of operations. Vesta is one of the few real-estate companies in Latin America to issue a sustainability-linked bond.
As a result of our commitment to ESG, our efforts have been recognized by S&P Yearbook 2024, the Carbon Disclosure Project ("CDP") and GRESB, among others. Since 2013 we have published an annual sustainability report assessing our ESG progress, which we will continue disclosing as a means to provide visibility to the market in respect of our ESG efforts.
For more information, see “—Environmental, Social and Governance Matters.”
Our strategy
Our primary business objective is to continue to grow our business as a sustainably operated, world-class, fully integrated industrial real estate company. Based on our Route 2030 Strategy, we will continue to implement the following strategies which we believe will enhance our business and strengthen our competitive advantages.
Manage, maintain and improve current portfolio
We strive to remain a benchmark in Mexico’s real-estate industry through efficient and effective management, and maintenance and improvement of our current portfolio. We believe that our real-estate solutions are developed with the highest standards of quality, market know-how and client needs, and eco-efficiency, thus supporting our clients’ sustainable development and requirements, and generating economic value. We are committed to offering our clients an efficient, top-quality service, supported by a dedicated and specialized team that provides personalized attention. We strive for continuous improvement through a quality management system based on ISO-9001:2015 and which is grounded in our quality framework.
Invest and divest for continuous value creation
To continue strengthening our portfolio, we seek to identify clusters, industries or companies that may require the construction of an industrial park or facility tailored to their needs. The following describes our portfolio growth and its estimated value creation.

Our parks are composed of state-of-the-art buildings designed for advanced light-manufacturing and/or logistics, which are strategically located within Mexico, providing access to ports, airports and highways. These full-service facilities are designed with core sustainability features, such as energy conservation, clean energy generation and recycling. Initiated under our Level 3 Strategy, and continuing our Route 2030 Strategy, asset recycling has become an additional driver of value within our operations, by selling certain properties, capturing upside, and developing new state-of-the-art facilities according to our clients' needs. This strategy expands our sources of funding, lowers financing costs and optimizes our capital structure, as we leverage our existing development capabilities to recycle capital at attractive returns.

Continue to strengthen our balance sheet and expand our funding sources with prudent capital allocation poised for risk-adjusted growth
We will continue our efforts to optimize our capital structure, building upon our long-term debt with the goal of maintaining a stacked maturity profile with maturities greater than five years, and a sound liquidity position. As part of our Route 2030 Strategy, we will continue strengthening our balance sheet to maintain and expand our various sources of funding, including through the incurrence of term loans and revolving facilities as well as bilateral secured lines of credit, in addition to issuances of international bonds and equity securities. Our general policy is to acquire land for the purpose of developing properties to generate income, but we may, from time to time, evaluate opportunities to sell assets for capital gain.
We have a thorough and disciplined approach to capital allocation. Our LTV stands at 21.4% as of December 31, 2024, which is well within our maximum LTV of 40.0%.
Our staggered and long tenor debt maturity schedule has 4.8 years maturity with a weighted average interest rate of 4.5%. As of December 31, 2024, our share of Net Debt to Total Assets was 16.7% and our Net Debt to Adjusted EBITDA ratio was 3.2x. For more information, see Item 5A. “Operating and Financial Review and Prospects—Operating Results—Non-IFRS Financial Measures and Other Measures and Reconciliations—Ratio Data.”
Debt Maturity Profile
(US$ mm, as December 31, 2024)

Debt Portfolio Characteristics (As of December 31, 2024)

Loan To Value	21.4%
Maximum Loan to Value	Lower than 40%
Net Debt to Total Assets	16.7%
Net Debt to Adjusted EBITDA	3.2x

Strengthen our organization to successfully execute our strategy
We aim to continuously strengthen our organization and improve our work culture. We are proud of our team and we value the diversity of our workforce, which we believe grows stronger every day. We have developed a core team that leverages its experience to train our teams and provide for succession. Furthermore, we aim to build a place to work that is attractive to talented young professionals, we recognize the central role our employees play in our business and try to enrich our collective talent through committed, innovative people, offering them attractive working conditions.
2025-2030 Growth Plan
We have developed a growth plan from 2025 to 2030 as we continue to believe there will be stable demand for industrial real estate space for the next five years as strong business interests and economic ties favor the commercial relationship between Mexico and the U.S. as well as the expected growth in e-commerce in the coming years. We aim to develop 20.5 million square feet of GLA in the next 5 years, to reach a total GLA of around 63.0 million square feet by 2030. We expect that the majority of this GLA will be developed using some of our current Land Reserves and will require an estimated total investment of US$1.7 billion.
Our growth plan is focused on the same five regions where we currently operate with a stronger investment in the metropolitan regions where almost 50% of the growth will come from. The following chart includes a summary of the GLA growth plan and our growth plan by region:

Our projected capital expenditures for the next 5 years will reach around US$ 1.7 billion of which 71% will be used in the development of buildings and 24% will be used for the acquisition of land bank. The following chart includes a summary of our projected capital expenditures for the Route 2030 Strategy:
We believe our growth plan will be one of the two avenues that will ultimately create value to our shareholders.
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
Our Route 2030 Strategy
Since our inception in 1998, we have grown from a private to a public company and evolved from a high-growth industrial real estate developer into an industrial real estate asset manager with strong development capabilities, with a high-quality portfolio and a solid development pipeline, including through the implementation of certain key strategic objectives. As we continue to evolve, we seek to become a sustainable and resilient, fully integrated real estate company with a robust development platform. We believe that we grew our business and created value for our shareholders from 2014 to 2019 through the implementation of our Vision 2020 strategic plan. In 2019, we implemented a strategy for 2019 to 2024 through our “Level 3 Strategy.” In November 2024, we presented to shareholders our new "Route 2030" Strategy, which will continue with the pillars of the last Level 3 Strategy described below:
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
•Second, we seek to invest and/or divest for continued value creation, incorporating prudent investment guidelines in our investment decisions and asset sales. We plan to (i) grow our foothold in companies engaged or that participate in e-commerce and in the main metropolitan areas; (ii) continue to invest at an appropriate pace in our core markets in which we believe we hold strong positions, with an emphasis in Northern Mexico; and (iii) continuously monitor market conditions and business fundamentals to optimize investments and asset sales.
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
•Fifth, as part of our recognition of the importance of ethical and sustainable standards, we strive to become a leader in ESG practices, embedding sustainable and resilient practices in our business model. We will continue working to significantly reduce our impact on the environment, increase the efficiency of our buildings and promote reductions in the carbon footprint of our tenant base. We will also continue strengthening our corporate governance, including our ESG committees and working groups, and expand our social programs to enhance the social dimension of our infrastructure, human resources policies and other third-party relationships.
D.    Property, plant and equipment.
As of December 31, 2024, our portfolio was comprised of 224 properties with a total GLA of 40,299,964 square feet (3,743,989 square meters), of which 93.4% was leased. Our properties generated a total rental income and management fees of US$252.3 million, US$ 214.5 million and US$178.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had 192 tenants, with no single tenant accounting for more than 5% of our total GLA, which were bound to leases with an average term of 4.8 years.
The following table presents a summary of our real estate portfolio as of December 31, 2024, 2023 and 2022:

	As of December 31,
	2024	2023	2022
Number of real estate properties	224	214	202
GLA (sq. feet)(1)	40,299,964	37,354,498	33,714,370
Leased area (sq. feet)(2)	37,641,031	34,876,081	32,054,026
Number of tenants	195	187	183
Average rent per square foot (US$ per year)(3)	5.8	5.4	5.0
Weighted average remaining lease term (years)	4.8	4.9	4.3
Collected rental revenues per square foot (US$ per year)(4)	5.7	5.4	4.7
Stabilized Occupancy rate (% of GLA)(5)	95.5%	96.7%	97.3%
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
All of our ownership rights with respect to our properties are in fee simple form, except for the plots of land where the Querétaro Aerospace Park and Douki Seisan Park were constructed. For more information, see “—Our Parks-to-Suit Projects—Querétaro Aerospace Park” and “—Douki Seisan Park.” None of our projects are subject to encumbrances different from customary rights of way granted to utility suppliers and those certain projects securing a portion of our senior indebtedness; for more information see note 10 to our audited consolidated financial statements.
Construction Projects
We continuously explore new development projects and acquisitions of industrial real estate portfolios, including individual buildings, Land Reserves in strategic locations and sale and lease-back transactions that meet our development and acquisition criteria. For the year ended December 31, 2024, we are developing 11 buildings with a GLA of 2,776,714 square feet (257,965 square meters). All of these are Inventory Buildings, although we have 31.2% leased.

The table below summarizes our real estate projects under construction at our existing Land Reserves as of December 31, 2024.

			Total Expected Investment			Investment Date
			(Thousand US$)(1)			(Thousand US$)				Expected Completion Date
	Project	Project GLA	Land + Infrastructure	Shell(2)	Total	Land + Infrastructure	Shell(2)	Total	Leased		Type	Cap Rate
		(in square feet)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(%)
North Region
Monterrey	Apodaca 5	476,964	16,113	28,620	44,733	15,308	17,601	16,189	100%	Mar-25	Inventory	12%
Monterrey	Apodaca 6	209,383	4,819	11,004	15,824	4,579	6,767	11,661	—%	Apr-25	Inventory	11%
Monterrey	Apodaca 7	202,179	4,819	11,004	15,824	5,495	6,343	11,661	—%	Apr-25	Inventory	10%
Monterrey	Apodaca 8	730,762	4,819	11,004	15,824	21,664	11,898	11,661	—%	Aug-25	Inventory	11%
		1,619,288	30,570	61,632	92,205	47,046	42,609	51,172	29%			11%
Bajio Region
Aguascalientes	Aguascalientes 4	122,063	1,093	7,172	8,265	1,093	6,068	10,567	—%	Mar-25	Inventory	10%
Aguascalientes	Aguascalientes 5	217,093	1,696	10,697	12,393	1,696	8,001	4,451	100%	Feb-25	Inventory	12%
Queretaro	PIQ-13	186,983	4,030	8,273	12,303	4,030	2,482	3,505	—%	Aug-25	Inventory	10%
Queretaro	Querétaro 8	218,194	2,598	9,622	12,220	2,598	2,887	7,894	—%	Aug-25	Inventory	11%
Queretaro	Querétaro 9	155,674	1,732	7,521	9,253	1,732	2,256	9,579	—%	Aug-25	Inventory	11%
		900,007	11,149	43,285	54,434	11,149	21,694	35,996	24%			11%
Central Region
Valle de México	Punta Norte 2	171,286	10,242	8,408	18,650	9,729	5,112	24,986	100%	Apr-25	Inventory	10%
Puebla	Puebla 4	86,133	1,187	4,918	6,105	1,187	4,471	51,203	—%	Feb-25	Inventory	10%
		257,419	11,429	13,326	24,755	10,916	9,583	76,189	67%			10%
Total		2,776,714	53,148	118,243	171,394	69,111	73,886	163,357	31%			11%
____________
(1)Total Expected Investment comprises our material cash requirements, including commitments for capital expenditures.
(2)A shell is typically composed of the primary structure, the building envelope (roof and façade), mechanical and supply systems (electricity, water and drainage) up to a single point of contact.
For the fiscal year ended December 31, 2024, we completed 10 buildings and two expansions with a GLA of 2,981,279 square feet (265,679 square meters). Of these buildings, four were BTS Buildings with a GLA of 549,174 square feet (51,020 square meters), and six were Inventory Buildings with a total GLA of 2,432,105 square feet (225,950 square meters).
For the fiscal year ended December 31, 2023, we completed 6 buildings and two expansions with a GLA of 3,870,873 square feet (241,684 square meters). Of these buildings, two were BTS Buildings with a GLA of 191,921.6 square feet (17,830.1 square meters), and six were Inventory Buildings with a total GLA of 3,678,951 square feet (341,786 square meters).
Our Industrial Parks
The table below describes our real estate portfolio by industrial park as of December 31, 2024, and the rental income earned from this portfolio in the annual period ended December 31, 2024.

	Location	Total GLA	Total GLA	Percentage of Portion of GLA	Rental Income for the Year Ended December 31, 2024	Percentage of Rental Income for the Year Ended December 31, 2024	Operations Start Year	Number of Buildings	Appraisal Value as of December 31, 2024
		(in square feet)	(in square meters)	%	(US$)	(%)			(US$)
Industrial Park
DSP	Aguascalientes	2,143,262	199,116	5.3%	12,901,956	5.1%	2013	8	147,200,000
Vesta Park Aguascalientes	Aguascalientes	510,178	47,397	1.3%	1,737,451	0.7%	2019	3	34,430,000
Los Bravos Vesta Park	Cd Juárez	460,477	42,780	1.1%	2,940,435	1.2%	2007	4	34,550,000
Vesta Park Juárez Sur I	Cd Juárez	1,514,244	140,678	3.8%	14,657,654	5.8%	2015	8	121,090,000
Vesta Park Guadalajara	Guadalajara	3,285,810	305,262	8.2%	22,974,778	9.1%	2020	8	325,340,000

Vesta Park Guadalupe	Monterrey	497,929	46,259	1.2%	3,388,877	1.3%	2021	2	38,420,000
Vesta Puebla I	Puebla	1,028,801	95,579	2.6%	7,651,953	3.0%	2016	5	79,200,000
Bernardo Quintana	Querétaro	772,501	71,768	1.9%	2,605,728	1.0%	1998	9	42,690,000
PIQ	Querétaro	2,044,908	189,978	5.1%	11,877,405	4.7%	2006	12	143,380,000
VP Querétaro	Querétaro	1,405,020	130,531	3.5%	5,203,715	2.1%	2018	6	109,030,000
Querétaro Aerospace Park	Querétaro Aero	2,383,168	221,404	5.9%	15,906,432	6.3%	2007	13	181,000,000
SMA	San Miguel de Allende	1,439,425	133,727	3.6%	5,738,955	2.3%	2015	7	95,900,000
Las Colinas	Silao	903,777	83,964	2.2%	5,057,987	2.0%	2008	7	59,700,000
Vesta Park Puento Interior	Silao	1,080,795	100,409	2.7%	6,431,195	2.5%	2018	6	71,100,000
Tres Naciones	San Luis Potosí	1,092,535	101,500	2.7%	5,970,743	2.4%	1999	10	78,570,000
Vesta Park SLP	San Luis Potosí	865,917	80,446	2.1%	3,206,250	1.3%	2018	4	60,110,000
La Mesa Vesta Park	Tijuana	810,013	75,253	2.0%	4,800,712	1.9%	2005	16	68,730,000
Nordika	Tijuana	155,818	14,476	0.4%	1,004,471	0.4%	2007	1	19,100,000
El potrero	Tijuana	282,771	26,270	0.7%	1,486,579	0.6%	2012	2	30,700,000
Vesta Park Tijuana III	Tijuana	620,547	57,651	1.5%	4,459,018	1.8%	2014	3	60,770,000
Vesta Park Pacifico	Tijuana	379,882	35,292	0.9%	3,670,564	1.5%	2017	2	33,700,000
VP Lago Este	Tijuana	552,452	51,324	1.4%	6,404,861	2.5%	2018	2	77,100,000
Vesta Park Megaregion	Tijuana	1,198,455	111,340	3.0%	2,472,682	1.0%	2022	6	131,820,000
VPT I	Tlaxcala	680,615	63,231	1.7%	4,167,417	1.7%	2015	4	42,900,000
Exportec	Toluca	220,122	20,450	0.5%	1,156,372	0.5%	1998	3	14,880,000
T 2000	Toluca	1,070,180	99,423	2.7%	6,818,251	2.7%	1998	3	88,220,000
El Coecillo Vesta Park	Toluca	816,056	75,814	2.0%	5,197,751	2.1%	2007	1	57,000,000
Vesta Park Toluca I	Toluca	1,000,161	92,918	2.5%	6,266,193	2.5%	2006	5	80,010,000
Vesta Park Toluca II	Toluca	1,474,297	136,967	3.7%	10,087,699	4.0%	2014	6	128,700,000
Vesta Park Apodaca	Monterrey	1,023,145	95,053	2.5%	5,608,916	2.2%	2023	4	98,970,000
Vesta Park Juarez Oriente	Cd Juarez	1,245,468	115,708	3.1%	—	—%	2023	5	140,550,000
Other		7,341,236	682,023	18.2%	39,369,792	15.6%	na	49	707,460,000
Total		40,299,964	3,743,989	100.0%	231,222,791	91.6%		224	3,402,320,000
Other income (reimbursements)(1)					21,104,331	8.4%			—
Total					252,327,122	100.0%	Vesta Offices at the DSP Park(2)		300,000
							Under construction		283,920,000
							Total		3,686,540,000
							Land improvements		769,567
							Land Reserves		114,321,825
							Costs to Complete Construction in Process		(104,863,123)
							Appraisal Total		3,696,768,269
_____________
(1)Other income (reimbursements) includes: (i) the reimbursement of payments made by us on behalf of some of our tenants to cover maintenance fees and other services, which we incur under the respective lease contracts; and (ii) management fees.
(2)Refers to the appraisal value of our corporate offices located at the Douki Seisan Park.
As of December 31, 2024, the appraisal value of our portfolio was US$3,696.8 million, comprised of buildings and land valued at US$3,686.5 million, land improvements valued at approximately US$0.8 million and Land Reserves for future development valued at US$114.3 million (less a cost to complete construction in progress valued at US$104.9 million). The appraisal value of our portfolio was determined as of December 31, 2024 by independent appraisers, including Cushman & Wakefield, Jones Lang Lasalle and CBRE. For a description of the valuation techniques employed by our independent appraisers, see note 8 to our audited consolidated financial statements for the year ended December 31, 2024 included elsewhere in this Annual Report.

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
As of December 31, 2024, our properties in the Querétaro Industrial Park had an aggregate GLA of 2,044,908 square feet ( 189,978 square meters), of which 98.8% was leased under long-term leases. In 2024, the annual rent of the Querétaro Industrial Park was equal to US$ 11,877,405 million.

In 2024, we paid US$ 81,516 in real estate taxes in connection with the Querétaro Industrial Park.
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
As of December 31, 2024, our properties in the Querétaro Aerospace Park had an aggregate GLA of 2,383,168 square feet (221,404 square meters), of which 100.0% was leased under long-term term leases with their tenants. In 2024 the annual rent of the Querétaro Aerospace Park was equal to US$ 15,906,432.
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
Douki Seisan Park
In connection with a private bidding process held by Nissan Mexicana, S.A. de C.V., or “Nissan,” in July 2012, we were awarded exclusive developer and operator rights with respect to the Douki Seisan Park. This park, which is located adjacent to Nissan’s A2 assembly plant in the Mexican state of Aguascalientes, is intended to accommodate strategic Nissan suppliers who require close proximity to that plant.
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
Under the Nissan Trust, space at the Douki Seisan Park may be leased only to Nissan suppliers approved by the board of trustees of the Nissan Trust, which is comprised of representatives of both Nissan, Vesta DSP and for some limited purposes a member appointed by Daimler who substitutes one member appointed by Nissan. Nissan suppliers who currently lease space from us at the Douki Seisan Park include Posco (metal parts), Tachi-S (car seats), Sanoh (fuel systems), Voestalpine (steel and other metals for high-technology systems), Toyota-Tsusho (rim and tire assemblies) and Plastic Omnium (parts for interiors). We also serve Daimler, which began operations in the region in 2018.
As of December 31, 2024, our properties in the Douki Seisan Park had an aggregate GLA of 2,143,262 square feet (199,116 square meters), of which 91.9% was leased under long-term term leases. In 2024, the annual rent of the Douki Seisan Park was equal to US$ 12,901,956 .
Geographic and Industry Diversification
We believe that we have assembled a portfolio of high-quality industrial properties that is well diversified in terms of types of assets, geographic markets and tenant base, and which provides our shareholders with exposure to a broad range of properties throughout Mexico. Our properties are located in strategic areas for light-manufacturing and logistics in 16 Mexican states, namely: Aguascalientes, Baja California, Chihuahua, Guanajuato, Jalisco, Estado de México, Mexico City, Nuevo León, Puebla, Querétaro, Quintana Roo, San Luis Potosí, Sinaloa, Tamaulipas, Tlaxcala and Veracruz.

The following map illustrates the diversification of our total GLA and the distribution of our total GLA by geographic region as of December 31, 2024.

LOCATION	GLA	%
• 1 Querétaro, QTO	613,680	16.39%
• 2 Toluca , Edomex	450,051	12.02%
• 3 Tijuana, BC	611,000	16.32%
• 4 Aguascalientes, Ags.	246,513	6.58%
• 5 Lagos de Moreno, Jal	96,186	2.57%
• 6 Silao, Gto	339,584	9.07%
• 7 Cd. Juarez, Chih	375,295	10.02%
• 8 San Luis Potosí, SLP	181,946	4.86%
• 9 Valle de Mexico	125,206	3.34%
• 10 Tlaxcala, Tlax.	76,595	2.05%
• 11 Puebla, Puebla.	106,933	2.86%
• 12 Los Mochis, Sinaloa	11,311	0.30%
• 13 Veracruz, Ver.	11,173	0.30%
• 14 Cancún, Quintana Roo.	2,942	0.08%
• 15 Matamoros, Tamaulipas.	49,001	1.31%
• 16 Guadajalara, Jal	305,262	8.15%
• 17 Monterrey, Nuevo Leon.	141,312	3.77%
TOTAL	**3,743,989**	**100.00%**

TIJUANA
CD. JUÁREZ
LOS MOCHIS
MONTERREY
AGUASCALIENTES
SAN LUIS POTOSÍ
CANCÚN
GUADALAJARA
QUERÉTARO
LAGOS DE MORENO
TLAXCALA
GUANAJUATO
PUEBLA
TOLUCA
Norte
Bajio
Centro

_______________
Source: Vesta.

The following table contains a breakdown of our real estate portfolio by Mexican state as of December 31, 2024.

	Number of Properties	Number of Leases	GLA	GLA	Share of Total GLA	Rental Income	Share of Total Rental Income
			(square feet)	(square meters)	(%)	(millions of US$)	(%)
Baja California	59	67	6,576,746	611,000	16.32%	14,639,407	5.8%
Querétaro	40	47	6,605,596	613,680	16.39%	28,230,196	11.2%
Toluca	21	27	4,844,304	450,051	12.02%	41,914,538	16.6%
Guanajuato	21	31	3,655,249	339,584	9.07%	24,077,526	9.5%
Jalisco	20	27	4,124,315	383,161	10.23%	8,997,793	3.6%
Chihuahua	11	14	4,321,148	401,448	10.72%	9,176,993	3.6%
Aguascalientes	21	24	4,039,639	375,295	10.02%	31,414,330	12.4%
San Luis Potosí	11	19	2,653,440	246,513	6.58%	13,670,495	5.4%
Nuevo Leon	14	13	1,958,452	181,946	4.86%	36,126,736	14.3%
Other states	6	11	1,521,074	141,312	3.77%	22,974,778	9.1%
Other revenues(1)						21,104,331	8.4%
Total	224	280	40,299,964	3,743,989	100%	252,327,122	100%
______________
(1)Other revenues refer to maintenance and other costs and expenses incurred by us on behalf our tenants, which are subject to reimbursement by the tenants in accordance with their leases.
Land Reserves
As of December 31, 2024, we had 657.9 acres (28,657,391.2 square feet) of Land Reserves located in several strategic locations in Mexico, which are within active industrial corridors in Mexico, on which we plan to develop approximately 12,895,837 square feet (1,198,062 square meters) of industrial buildings.
As of December 31, 2024, the estimated development potential of the Land Reserves is:

Location	Total Land Reserves	Total Land Reserves	Percentage of Total Land Reserves	Appraisal Value as of December 31, 2024	Estimated GLA to be Developed	Estimated GLA to be Developed
	(Hectares)	(Acres)	(%)	(thousands of US$)	(square meters)	(square feet)
Aguascalientes	96	236.0	35.9	27,503	429,846	4,626,825
Querétaro	33	81.8	12.4	21,229	148,913	1,602,884
Monterrey	—	—	—	0	0	0
San Miguel Allende	33	82.6	12.6	14,959	150,387	1,618,749
San Luis Potosí	24	58.7	8.9	10,555	106,844	1,150,061
Guanajuato	32	78.2	11.9	18,099	142,350	1,532,241
México	—	—	—	0	0	0
Ciudad Juárez	—	—	—	0	0	0
Guadalajara	13	32.3	4.9	11,705,077	58,887	633,850
Tijuana	36	88.3	13.4	10,271,937	160,836	1,731,227
Puebla	—	—	—	0	0	0
Total	266	657.9	100	22,069,359	1,198,063	12,895,837
_______________
(1)Land value is appraised at cost. For more information, see “Presentation of Financial and Certain Other Information—Appraisals.”

Our Tenant Base
Principal Tenants
As of December 31, 2024, we had 280 leases in place with our tenants. During the year ended December 31, 2024, our 10 largest tenants together accounted for a leased GLA of approximately 10,929,122.2 square feet (1,015,348.7 square meters), or 27.1% of our total GLA, and approximately 28.5% of our rents.
The following table sets forth the names of our principal clients, their respective shares of our total GLA and rental income for the year ended December 31, 2024, and their remaining lease term as of December 31, 2024.

Client	Country	Share of Total GLA	Share of Total Rent	Remaining Lease Term
		(%)	(%)	(years)
Nestle	Switzerland	4.5%	4.7%	6
Mercado Libre	Argentina	4.3%	2.7%	7
Safran	France	3.4%	4.0%	7
Foxcon	Taiwan	3.4%	4.1%	6
TPI	United States	3.0%	4.1%	3
Nissan	Japan	2.1%	2.4%	5
Bombardier	Canada	1.7%	2.0%	12
Continental	Germany	1.6%	1.7%	4
EATON	United States	1.6%	0.9%	8
Coppel	Mexico	1.5%	1.7%	10
Our top 10 tenants are comprised of affiliates of multinational companies with strong credit ratings, operating in a wide range of industries in various geographic locations throughout Mexico. In the export manufacturing sector, our clients include TPI, Grupo Safran, Nissan, Bombardier Aerospace, Continental and Foxconn, among others. In the consumer logistics sector, our clients include Nestlé, Mercado Libre and Coppel, among others. As of December 31, 2024, we had 192 tenants, with no single tenant accounting for more than 5% of our total GLA. As of December 31, 2023, we had 187 tenants, with no single tenant accounting for more than 5% of our total GLA.
Diversification Across Industry Sectors
We believe we have a broad, diversified and growing tenant base. Our leased GLA as of December 31, 2024 was split between manufacturing and logistics. 59.4% of our leased GLA was occupied by tenants for manufacturing purposes, with a weighted-average lease term by total GLA from inception of 12 years, while 40.6% was occupied by tenants using buildings for logistics, with a weighted-average lease term by total GLA from inception of 11 years.

The following table contains a breakdown of our clients by industry based on leased GLA as of December 31, 2024.

Industry	As of December 31, 2024
(%)
Automotive	32.4%
Logistics	11.7%
Food and beverage	8.7%
Electronics	7.3%
Aerospace	6.7%
E-commerce	8.6%
Plastics	2.1%
Recreational vehicles	4.3%
Medical devices	1.7%
Renewable energy	3.4%
Paper	1.2%
Other industries(1)	12.1%
_______________
(1)Includes various manufacturing industries, such as household appliances and metal industries.
The following table contains a breakdown of our tenant base and total rental income and management fees by type of industry for the year ended December 31, 2024.

Industry	Rental Income and Management fees	Share of Total Rental Income and Management fees
	(millions of US$)	(%)
Automotive	64.64	25.6%
Logistics	41.65	16.5%
Aerospace	16.08	6.4%
Food and beverage	15.49	6.1%
Renewable energy	9.58	3.8%
Recreational vehicles	4.18	1.7%
Electronics	17.79	7.1%
E-commerce	16.68	6.6%
Plastics	5.69	2.3%
Medical devices	5.54	2.2%
Paper	0.32	0.1%
Other industries(1)	33.56	13.3%
Other revenues(2)	21.10	8.4%
Total	252.33	100.0%
_______________
(1)Includes various manufacturing industries, such as household appliances, renewable energy, metal and paper industries.
(2)Other revenues refer to property taxes, insurance and other costs and expenses incurred by us on behalf of our tenants, which are subject to reimbursement by the tenants in accordance with their leases.
Occupancy
Our stabilized occupancy rate, expressed by our leased GLA, represents the percentage of our total GLA that is under lease with our tenants.

The following table shows our stabilized occupancy rate as of December 31, 2024, 2023 and 2022.

	As of December 31,
	2024	2023	2022
Occupancy rate	95.5%	96.7%	97.3%
The following table shows our stabilized occupancy rate by region as of December 31, 2024, 2023 and 2022.

	As of December 31,
	2024	2023	2022
Region
Northeast	91.7%	98.3%	100.0%
Northwest	90.6%	97.9%	100.0%
Central	100.0%	97.2%	99.1%
Bajío North	97.6%	99.0%	93.9%
Bajío South	94.4%	92.9%	95.8%
Total	95.5%	96.7%	97.3%
The decrease in our stabilized occupancy rate in the year ended December 31, 2024 as compared to year ended December 31, 2023 was primarily attributable to higher vacancies across all regions as a result of contract maturities that were not renewed during the year in line with ordinary business cycles.
Our Leases
Overview
Most of our leases are for initial terms that range from five to 15 years and grant our tenants the option to renew their leases for one or more additional terms of three to 15 years, subject to certain conditions. The average initial term of all the leases in effect as of December 31, 2024 was 12 years and their weighted remaining average lease term was 4.8. Security deposits are typically equal to one- or two months’ rent. We are generally required to perform only mandatory structural maintenance and we are responsible for any hidden defects in the properties.
All leases include a provision that entitles us to rescind the lease and collect any past due rents and the aggregate amount of rent that would accrue over the remaining term of the lease, in the event of rescission if the tenant enters into default with its rental payments, vacates the property, terminates the lease unilaterally or enters bankruptcy or insolvency proceedings.
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
•if the tenant breaches its anticorruption obligations under the lease;

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
All of our leases are classified as operating leases. As of December 31, 2024, only three of our leases included a purchase option at fair market value, but only at the end of the lease. These three leases accounted for 3.2% of our total GLA.
Nestlé Leases
In 2003, we acquired two distribution centers used by Nestlé to manage, store, pack and distribute its products.
One of them is located in Toluca, Estado de México and the other in Lagos de Moreno, Jalisco.
In 2007, we agreed with Nestlé to expand these properties and to build an additional building for CPW, an affiliate of Nestlé. As of December 31, 2024, these properties together accounted for 1,795,955.8 square feet (166,850 square meters) or approximately 4.5% of our total GLA, and for 4.7% of our total rents for the year then ended.
On December 1, 2015, Herdez assumed a portion of Nestlé’s space at the 696,265 square feet (64,685.2 square meters) building in Lagos de Moreno included in Nestlé’s lease. As of December 31, 2024, the GLA attributable to Nestlé at Lagos de Moreno was approximately 640,827.5 square feet (59,535 square meters) and the GLA attributable to Herdez was approximately 55,438.0 square feet (5,150 square meters).
On January, 2023, we entered into new lease agreements with Nestlé with respect to the 2 facilities for a seven-year term that will end on December 31, 2030. On October 2024, CPW’s lease was extended for an additional seven-year term that will end on December 31, 2031.
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
As of December 31, 2024, these properties together accounted for 1,364,961 square feet (126,809 square meters) or approximately 3.4% of our total GLA, and for 4.1% of our total rental income for the year then ended.
We have not agreed to any extensions to our leases with TPI as of the date of this Annual Report.
Except for a provision allowing TPI a right of first refusal in the event we wish to sell any of the properties in Ciudad Juárez and a purchase option exercisable by TPI with respect to our industrial building in Matamoros, Tamaulipas, the TPI leases are subject to substantially the same terms and conditions as the rest of our leases as described above.
Collections
We have established rigorous tenant selection criteria, including minimum eligibility standards that applicants must satisfy. In addition, applicants are evaluated on the basis of a list of documents and information they must submit as evidence of their financial capacity and that of their guarantors, including credit reports and statements for assets worth 12 times the amount of monthly rent they would be required to pay under the lease. As of December 31, 2024, 82.5% of our lease agreements were secured by guarantees granted by the clients’ parent companies, letters of credit, bonds or other similar guarantees.

We maintain standard procedures to manage our past due rent portfolio and doubtful accounts, which take into consideration the amount of each individual account receivable and period of time it has remained outstanding. Our industry experience has enabled us to develop agreements with broad and comprehensive clauses aimed at maintaining low default levels.
Pursuant to most of our lease agreements, rental payments should be received within the first 10 days of each month. Thereafter, the payment is considered past due. As of December 31, 2024 and 2023, 84% and 92% of our accounts receivable under operating leases, respectively, were current accounts.
We monitor all of the rental payments that are past due. For receivables outstanding from 30 to 90 days, internal efforts are made to collect payment from the respective client. As of December 31, 2024 and 2023, the amount of operating lease receivables outstanding more than 30 but less than 60 days represented 0.3% and 3.3%, respectively, of our total operating lease receivables. As of December 31, 2024 and 2023, the amount of operating lease receivables outstanding more than 60 and less than 90 days represented 2.3% and 1.5%, respectively, of our total operating lease receivables. As of December 31, 2024 and 2023, operating lease receivables outstanding more than 90 days represented 13.5% and 2.8%, respectively, of our total operating lease receivables.
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
The following table sets forth the expiration profile of our lease portfolio as of December 31, 2024.

	Number of Expiring Leases	Expiring Leased GLA	Expiring Leased GLA	Share of Total GLA
		(square feet)	(square meters)	(%)
Year
2025	35	2,808,487	260,917	7.5%
2026	49	4,892,593	454,537	13.0%
2027	40	4,317,847	401,141	11.5%
2028	38	4,469,720	415,251	11.9%
2029 and thereafter	118	21,152,384	1,965,121	56.2%
Total	280	37,641,031	3,496,966	100%
Retention Rates
We believe that as a result of the quality and location of our properties as well as our focus on client service, we have built strong long-standing relationships with many of our clients and have been able to maintain a high client retention rate based on the limited number of client move-outs. In 2024, only 14.0% of the GLA that was scheduled to renew was not retained. This represented a decrease of 1,043 basis points over the 24.4% average reported in the year ended December 31, 2023, resulting from the expiration of certain leases that year. This increase was primarily the result of higher contract maturities that were not renewed during the year in line with ordinary business cycles.
Rent Increases
As of December 31, 2024, approximately 88.6% of our leases were denominated in U.S. dollars, which leases accounted for 92.1% of our rents for the year then ended. Rents accrue on a monthly basis and are adjusted annually for inflation based on the CPI, if denominated in U.S. dollars, or the “INPC,” if denominated in pesos, or by a fixed percentage agreed with the client.
Recurring Tenant Improvements and Leasing Commissions
Clients leasing our Multi-Tenant Buildings and BTS Buildings bear the majority of the costs associated with improvements and structural building changes to tailor them to their needs.

However, from time to time, on a case-by-case basis, we incur capital expenditures to improve our buildings.
Development and Acquisition Activities
Asset Selection Rationale
In addition to managing our existing property portfolio, we also develop new properties and potential acquisitions. Our senior management team, along with our regional managers, has assembled a diversified real estate portfolio with the objective of creating a high-quality, well-located set of properties occupied by reputable and creditworthy tenants. The properties we target for development or acquisition are generally characterized by (i) being Class A Buildings, requiring high-quality design and engineering specifications that meet international standards and allow our customers an efficient and flexible use of the buildings, (ii) involving tenants with high creditworthiness and long-term lease agreements or medium-term lease agreements that are likely to be renewed, and (iii) being located in trade corridors, clusters or other strategic geographic locations. In addition, we also develop other properties based on other characteristics in order to respond to the specific needs of our clients.
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
•a title commitment issued by a reputable title insurance company;
•all licenses and permits;
•financial and credit information relating to the property and its tenants;

•clearance of seller for anti-corruption and anti-money laundering purposes;
•if applicable, clearance of the transaction by antitrust authorities; and
•existing leases, tenant rent collections, operating expenses, real estate taxes, leasing and renewal activity.
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

Contracting of Certain Services Including Construction
We believe that our strong differentiating competitive factor is that our business is focused on developing our industrial properties, as we go through competitive bidding processes for all construction, design, engineering and project management services and related works to experienced third-party general contractors, such as Copachisa, Hermosillo y Asociados and SEICA, and designers, such as Ware Malcomb, among others. Our approach to the development of high-specification assets incorporates global quality standards.
We have also developed internal processes that allow us to minimize delivery times and costs. This strategy allows us to focus on the development and management of our properties. By using reputable contractors and service providers with long track records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, thereby lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001–2015 (Quality management systems), a certification which we obtained in 2011 and which was renewed until 2026.
We hire construction, design and engineering firms based on certain essential criteria, including their recognized experience in building our proposed developments, good relationships with suppliers, employment of recognized construction and engineering techniques, a high level of technical rigor and quality, and timely delivery of developments. We hire construction, design and engineering firms on market terms and conditions and set compensation for those firms based on a predetermined percentage of the total cost of the work or services provided. To guarantee transparency in the selection process, our internal engineering and project management team structures and organizes a competitive bidding process based on price, time estimated to complete the project and technical quality. We seek to utilize materials and technologies in our developments that allow us to offer rapid, creative, economical and high-quality solutions to our clients. We supervise the entire construction process to rationalize production, maximize productivity, mitigate waste and support the quality of the developments.
The entire construction process of the industrial buildings we develop is monitored internally by our engineers, who seek to anticipate any problems that could occur during the process, to reduce reworking costs and ensure the timely completion of the development. Furthermore, generally an external contracted project manager hired by us monitors the costs, timing and technical quality of the building onsite.
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
•regional, market and property-specific supply/demand dynamics;
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
We may employ leverage in our capital structure in amounts that we determine from time to time. Our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, but will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Pursuant to Mexican law and our bylaws, the amount of indebtedness that the board of directors may authorize is capped at 20.0% of the value of our assets based on our balance sheet as of the end of the immediately preceding quarter; provided that any indebtedness in excess of this percentage is required to be authorized by our shareholders. As of the date of this Annual Report, our shareholders have increased the capped amount of indebtedness that we may incur to US$1.8 billion. In addition, we are or may be subject to covenants in the documents that govern our indebtedness that limit our ability to incur or guarantee indebtedness. For more information, see Item 5B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Compliance with Covenants and Financial Ratios.” We may from time to time modify our leverage profile in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common shares, growth and acquisition opportunities and other factors.
We do not have a specific policy as to the amount or percentage of our assets which will be invested in any specific property or leased to any particular tenant, but anticipate that our real estate investments will continue to be diversified geographically. As of December 31, 2024, our properties are located in sixteen different states across Mexico.
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
Investments in Securities or Interests in Persons Primarily Engaged in Real Estate Activities
We may, but do not presently intend to, invest in securities of entities engaged in real estate activities or securities of other issuers (normally partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over those entities. We may acquire some, all or substantially all of the securities or assets of other entities engaged in real estate activities where those investments would be consistent with our investment policies. However, we are or may be subject to covenants in the documents that govern our indebtedness that limit our ability to make certain investments, including investments in direct and indirect interests in real property. For more information, see Item 5B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Compliance with Covenants and Financial Ratios.”
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
We are the owners of record of all of the material trademarks, logos and trade names used in connection with our operations, which are duly registered and in force with the Mexican Industrial Property Institute (Instituto Mexicano de la Propiedad Industrial). Our trademarks include “Vesta,” “CIV Real Estate,” “El Coecillo Vesta Park,” “La Mesa Vesta Park,” “ El Potrero Vesta Park,” “Los Bravos Vesta Park,” “Vesta Park Toluca,” “Toluca Vesta Park,” “Techpark,” “Parque Aeroespacial Querétaro,” “Vesta Park Juárez,” "Vesta Park Juárez Sur," Vesta Park Guadalupe," "Vesta Park Guadalajara," "Vesta Park Apodaca," “Vesta Park Tijuana,” “Vesta Park Guanajuato,” “Vesta Park Aguascalientes,” “Vesta Park Puebla,” “Vesta Park Tlaxcala,” “Vesta Park Las Torres,” “Vesta Park Rosarito,” “Vesta Park Megaregion,” “Vesta Park Lagoeste,” "Vesta PArk Punta Norte," "Vesta Park Alamar," “Vesta Desarrollo Inmobiliario Industrial,” “Vesta Industrial Real Estate Fund,” “Vest in Class,” “Vesta Challenge,” “Innovestteam” "Innovesting," "Enervesta" and “Innovating Mexico’s Industrial Platform.” We also own the Internet domains for our websites at www.vesta.com.mx and www.vesta.mx.
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
In 2017, we adhered to the United Nations Sustainability Development Goals (“SDGs”) and aligned our ESG Strategy and initiatives with the objectives of the SDGs. We prepare annual sustainability reports (the “Annual Sustainability Reports”) to document our economic, corporate governance, labor, social, environmental and financial achievements. We prepare the Annual Sustainability Reports on the basis of the standards developed by the Global Reporting Initiative (“GRI”), as well as the GRI Construction and Real Estate Industry Supplement for reporting information specific to the real estate industry. Since 2020, we apply reporting standards published by the Sustainability Accounting Standards Board, and we have started to implement the reporting basis as recommended by the Taskforce on Climate-Related Financial Disclosures (TCFD), and since 2023 we started to implement the reporting basis as recommended by the Taskforce on Nature-related Financial Disclosures (TNFD) . In addition, key metrics in the report are externally verified by a third-party ESG consultant.
In 2024, taking into account the dynamics of the industrial real estate market, macroeconomic changes and the situation in Mexico at large, we conducted a new materiality analysis in order to identify the most material ESG issues for our business. As part of this process, we consulted our stakeholders including Vesta’s executives and employees, board members, investors, clients, suppliers, academics, non-profit organizations and industry chambers to help identify and prioritize the most material ESG issues to the Company. To address these issues, in 2024, we presented our ESG Strategy to our stakeholders, which is incorporated into our Route 2030 Strategy. Our ESG Strategy consists of the following three pillars and their key performance indicators (“KPIs”) that we aim to achieve by 2030:
•Governance and Integrity. Our top priorities in this area include becoming the standard for best-in-class governance practices with our stakeholders by strengthening our Corporate Governance and ESG practices on our Board and having a robust ESG Risk Management System. We plan to use the following KPIs to measure our performance toward achieving these goals by 2030:

•(i) 100% of our senior management and collaborators having financial compensation linked with ESG objectives; (ii) 100% of the Board members being ESG trained, and (iii) reducing the salary gender gap by 8% at the executive level and 5% at the management level;

•Social. Our main priorities in this field are to engage in constant dialogue with Vesta’s stakeholders, staying well informed of local needs and development possibilities, ensuring that projects involving stakeholders consider human rights, economic development, inclusion, gender equality and the environment, among others. By strengthening relationships with NGOs and related partners, our Human Rights and Diversity Commitment strives to build relationships with local communities and indigenous populations in the regions where we have a presence.

We plan to use the following KPIs to measure our performance toward achieving these goals by 2030:

•(i) 700 hours of Professional Volunteering (ii) implementing the theory of change in 70% of Vesta’s Social Investment Projects; (iii) measuring the progress of our Human Rights Risks Assessment; and (iv) implementing 50% of the action plans on Human Rights with a focus on Land Acquisition, Community Relationship and Physical Security Processes.

•Environmental. Our principal environmental goal is reducing our environmental impact, both in developments and operations to benefit our tenants, the industrial real estate industry and the communities where we operate. All these translate in the following actions: Net-Zero Commitment, Eco-efficiency operations within our parks and offices, strengthening our Biodiversity Protection Commitment and promoting Renewable Energy among our operations.

We plan to use the following KPIs to measure our performance toward achieving these goals by 2030:

•(i) achieve Net-zero for scope 1 and 2 emissions by 2040, have a material reduction in our scope 3 emissions related to the energy consumption of our tenants, as well as in the use of materials with a lower carbon footprint in our construction processes towards 2050, (ii) 100% of our parks should comply with ISO 14001, (iii) promote a positive impact on nature in accordance with the recommendations of TNFD, and (iv) 50 MWp of on-site solar capacity by 2030.

•Sustainable Business: This is a new pillar that considers specific portfolio actions that strongly demonstrate the extent to which Vesta’s ESG Strategy permeates and resonates through our business’s key operations. Among these actions are adaptation to climate change strategy, sustainable investment and finance, and strengthening our Suppliers’ ESG Commitment and Sustainability. We plan to use the following KPIs to measure our performance toward achieving these goals by 2030:

•(i) 95% of our new contracts should have a Green Lease, (ii) 100% of our new acquisitions should comply with the Responsible Investment Process, (iii) 100% of our employees should be ESG trained, (iv) evaluate 100% of level 3 and 4 suppliers, and (v) 55% of our GLA should be Green Certified.

Our ESG Rankings and Memberships
Since we began operations, we have distinguished ourselves for our ESG commitments. Over the years, our ESG performance has been evaluated and recognized by different international indices.
During 2024, we achieved important milestones in respect of our certifications. Based on the results obtained in the 2024 CSA Evaluation of ESG performance, we have been included in the S&P/BMV Total Mexico Index for the third consecutive year and the S&P Yearbook for the third time. Additionally, we received a score of 71 out of 100 by the Global ESG Benchmark for Real Estate Assets (GRESB), based on the improvement of our ESG portfolio practices. In 2024, MSCI Inc., a global provider of equity, fixed income, real estate indexes, multi-asset portfolio analysis tools, ESG and climate products, granted us an AA grade. Based on our Climate Change Strategy and results, we achieved a B from CDP in 2024.
We have adhered to principles established by certain intergovernmental organizations, such as the United Nations, which seek to promote ESG compliance within private sector companies. In 2011, we became signatories to the UN Global Compact Principles. We have also been signatories to the UN PRI and the Women Empowerment Principles since 2020 and 2022, respectively.
We are also scheduled to achieve our Sustainability Performance Target under our Sustainability-linked Senior Notes and our Sustainability-linked Unsecured Revolver Credit Facility. In furtherance of that target, we had 11 new LEED-certified buildings and 20 EDGE- certified buildings as of December 31, 2024.
Sustainability-Linked Financing Framework

In addition to our ESG Strategy, in May 2021, we adopted a sustainability-linked financing framework (the “Sustainability-Linked Financing Framework”) establishing our sustainability strategy priorities and setting out goals with respect to our key performance indicator, the Sustainable Gross Leasable Area (“Sustainable GLA”).
Our goal is to increase the percentage of Sustainable GLA to at least 20.0% of the GLA of the Total Portfolio (as defined below) by June 30, 2026, which represents an increase of 9 percentage points of our sustainability performance baseline of 11.1% as of the end of 2020 (the “Sustainability Performance Baseline”), as set forth in the Sustainability-Linked Financing Framework, which covers both our Sustainability-linked Senior Notes and Sustainability-linked Unsecured Revolver Credit Facility. We do not control the activities or consumption of resources by our tenants, but we promote the application of best practices and the creation of sustainable spaces through our sustainable construction manual (the “Sustainable Construction Manual”) and by obtaining green certifications, mainly in new constructions. Our Sustainable Construction Manual provides guidance to subcontractors on strategies for the design and construction of industrial parks that reduce environmental impact during construction, use of the property and its future demolition, and includes a checklist for measuring the environmental, social and labor impacts of a project prior to its commencement, throughout its development and thereafter. In addition, our ESG policy, sets forth the basic principles we must observe in connection with our investments and the environment at each of our facilities, which principles are designed, enforced and overseen by our ESG committee in line with our ESG Strategy. Furthermore, the majority of our leases include a “green clause” that, in an initial phase, encourages our tenants to voluntarily share with us information regarding their electric and water usage and waste outputs. During 2022, 118 of our tenants voluntarily shared this information with us, which generally shows that many of our tenants are willing to commit to carry out environmental measurements and share them with us in order to obtain the water and carbon footprint of the portfolio. Since 2020, we aim to achieve LEED New Construction Certification for more than half of our new development portfolio. In addition, we have strengthened our Sustainable Construction Manual to raise the construction standards of our developments in terms of ESG. In addition, we will roll out a strategy to certify our existing portfolio, seeking to achieve certifications in the operational phase, such as LEED BD+C, LEED O+M, BOMA BEST and EDGE.
On December 18, 2024, we entered into a $545,000,000 Global Syndicated Sustainable Credit Facility (the "Facility") composed of a $345,000,000 term loan available through two tranches, for three and five years, with an 18-month availability period and a $200,000,000 Revolving Credit Facility, substituting our prior $200,000,000 undrawn Revolving Credit Facility.

Under the terms of the Sustainability-linked Senior Notes and the Global Syndicated Sustainable Credit Facility, we must meet our Sustainability Performance Target, in addition to complying with certain reporting requirements. Failure to meet these objectives will result in us being required to pay additional interest under the Sustainability-linked Senior Notes and the Global Syndicated Sustainable Credit Facility. Additionally, pursuant to the Sustainability-Linked Financing Framework, we have committed to publish annually on our website, and in any case for any date/period relevant for assessing our performance relating to our Sustainability Performance Target, a Sustainability-Linked Financing update as part of our Annual Sustainability Report, which includes up-to-date information on our performance with respect to Sustainable GLA, a verification assurance report issued by an external verifier, and any other relevant information to allow investors to monitor the progress of the Sustainability Performance Target. The contents of our website, and the contents of any other website referred to herein, are not incorporated into, and do not form part of this Annual Report.

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
We believe our properties are adequately insured. However, there are certain losses, including losses from acts of God, acts of war, and acts of terrorism or riots that are generally not insured because it is not deemed economically feasible or prudent to do so. If an uninsured loss or loss in excess of insured limits occurs with respect to one or more of our properties, we could experience a significant loss of capital invested and potential revenues in these properties and could potentially remain obligated to give effect to the terms under any recourse debt associated with the property. For more information, see “Risk Factors—Risk Related to Our Business—Our tenants may default on their obligation to maintain insurance coverage.”
Legal Proceedings
We have been and may in the future be a party to certain claims and legal proceedings incidental to the normal course of our business, including, for example, tax assessments, claims relating to employee or employment matters, intellectual property matters, regulatory matters, contract, advertising and other claims, including proceedings with probable, possible or remote risks of loss. Our provisions are recorded pursuant to accounting rules, based on an individual analysis of each contingency by our internal and external legal counsel. We constitute provisions for proceedings that our external counsel evaluates as having a probable risk of loss. In cases where unfavorable decisions in claims involve substantial amounts, or if the actual losses are significantly higher than the provisions constituted, the aggregate cost of unfavorable decisions could have a significantly adverse effect on both our financial condition and operating results. Moreover, our management may be forced to dedicate time and attention to defend against these claims, which could prevent it from concentrating on our core business.
As of December 31, 2024, 2023 and 2022, we had no provisions relating to legal proceedings to which we were a party. Legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more legal proceedings in which we are currently involved or may come to be involved were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Risk Factors—Risks Related to Our Business—We are or may become subject to legal and administrative proceedings or government investigations, which could harm our business and our reputation.”
Employees
As of December 31, 2024, we had a total of 107 employees (including our regional managers), all of whom are based in Mexico. We contract with third parties all construction, engineering and project management services and related work, as well as maintenance of our industrial buildings. None of our employees are affiliated with labor unions. To date, we have not experienced a strike or other labor disruption.
The following table contains a breakdown of the average number of our employees, by region, as of the dates indicated:

	As of December 31,
Region	2024	2023	2022
Bajío North	7	6	5
Bajío South	16	15	12
Central	7	7	7
Corporate	63	54	49
Northeast	6	8	4
Northwest	8	5	9
Total	107	95	87

Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements, the notes thereto included elsewhere in this Annual Report and the information presented under “Presentation of Financial and Other Information” and “Summary Consolidated Financial Information and Operating Data.” All financial information included in this Annual Report, unless otherwise indicated, is presented in U.S. dollars and has been prepared in accordance with IFRS.
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
A. Operating Results
Overview
We are a fully integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico. We have significant development experience and capabilities, focused on a single real estate segment composed of industrial parks and industrial buildings in Mexico. With an experienced management team, we strive to achieve excellence in the development of industrial real estate and to generate efficient and sustainable investments. We offer our world-class clients strategic locations across 15 Mexican states located in the most developed industrial areas, with a growing portfolio of our developments built according to eco-efficient standards. As of December 31, 2024, our portfolio was comprised of 224 buildings with a total GLA of 40,299,964 square feet (3,743,989 square meters), and a stabilized occupancy rate of 95.5%. Our GLA has grown 72.5x since we began operations in 1998, representing a CAGR of 10.6% since our initial public offering in 2012. Our facilities are located in strategic areas for light-manufacturing and logistics in the Northwest, Northeast, Bajío-North, Bajío-South and Central regions of Mexico. The quality and geographic location of our properties are key to optimizing our clients’ operations, and constitute a crucial link in the regional supply chain.
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
We believe that we grew our business and created value for our shareholders from 2014 to 2019 through the implementation of our Vision 2020 strategic plan. In 2019, we then implemented our “Level 3 Strategy” for the years 2019 to 2024. In November 2024, we presented to shareholders our new "Route 2030" strategy, which will continue building on the pillars of the Level 3 Strategy. We are aiming to maximize growth in Vesta FFO by implementing this strategy, based on five strategic pillars: (i) manage, maintain and broaden our current portfolio, (ii) invest in and/or divest properties for ongoing value creation, (iii) strengthen our balance sheet and expand funding sources and maturities, (iv) strengthen our organization to successfully execute our strategy, and (v) become a category leader in ESG, embedding our sustainability practices throughout our business model. For more information, see “Business—Our Route 2030 Strategy.”
Our profit for each of the years ended December 31, 2024, 2023 and 2022 was US$223.3 million, US$ 316.6 million and US$243.6 million respectively. Our profit for the year has increased 5.5x since 2012, growing at a CAGR of 15.2% from 2012 to 2024 and decreasing (29.5)% from 2023 to 2024. Our basic earnings per share have increased 1.8x since 2012, growing at a CAGR of 5.2% from 2012 to 2024 and decreasing (38.7)% from 2023 to 2024. Vesta FFO per share has increased 3.2x since 2012, growing at a CAGR of 10.2% from 2012 to 2024 and 9.0% from 2023 to 2024. Our total GLA has grown 3.3x since 2012, growing at a CAGR of 10.6% from 2012 to 2024 and 7.9% from 2023 to 2024. In addition, Adjusted NOI has grown at a CAGR of 13.9% from 2012 to 2024 and 15.1% from 2023 to 2024. For a reconciliation of Vesta FFO and Adjusted NOI to the nearest IFRS measure, see Item 5A. “Operating and Financial Review and Prospects—Operating Results—Non-IFRS Financial Measures and Other Measures and Reconciliations.”

Our properties provide innovative and customer-tailored real estate solutions to respond to our clients’ specific needs, as well as to adapt to industry trends that we identify in our markets. We selectively develop light-manufacturing and distribution centers and BTS Buildings, which are tailored to address the specific needs of clients or a particular industry. Our properties allow for modular reconfiguration to address specific client needs, ensuring that a facility can be continuously transformed. Working closely with our clients on the design of these bespoke properties also allows us to stay abreast of and anticipate industry trends. In addition to tailor-made solutions in proven industrial areas, we also develop Inventory Buildings, which are built without a lease signed with a specific customer and are designed in accordance with standard industry specifications. Inventory Buildings provide sufficient space for clients that do not have the time or interest to build BTS Buildings. We adjust our building mix to cater to real estate demands of current and prospective clients by monitoring our clients’ and their sectors’ needs.
We believe that we are one of the only fully vertically integrated and internally managed Mexican industrial real estate companies that owns, manages, develops and leases industrial properties, on a large scale in Mexico, which we believe differentiates us from our competitors. Our business is focused on developing our industrial properties, seeking to incorporate global quality standards to develop high-specification assets that are comparable with properties in other jurisdictions, with internal processes that minimize delivery times and costs. We focus on the development and management of our properties by contracting all construction, design, engineering and project management services and related works to third parties that are both experienced as well as known to us. By using high-quality contractors and service providers with long track-records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001–2008, a certification we obtained in 2011 and renewed in 2015. We also obtained the ISO 9001–2015 Standard certification that focuses on risk mitigation.
The following table presents a summary of our real estate portfolio as of December 31, 2024, 2023 and 2022:

	As of December 31,
	2024	2023	2022
Number of real estate properties	224	214	202
GLA (sq. feet)(1)	40,299,964	37,354,498	33,714,370
Leased area (sq. feet)(2)	37,641,031	34,876,081	32,054,026
Number of tenants	195	187	183
Average rent per square foot (US$ per year)(3)	5.8	5.4	5.0
Weighted average remaining lease term (years)	4.8	4.9	4.3
Collected rental revenues per square foot (US$ per year)(4)	5.7	5.4	4.7
Stabilized Occupancy rate (% of GLA)(5)	95.5%	96.7%	97.3%
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
Principal Factors Affecting Our Results of Operations
Macroeconomic Conditions
Our business is closely tied to general economic conditions in Mexico and, to a lesser extent, the United States and elsewhere. As a result, our financial and operating performance, the value of our portfolio and our ability to implement our business strategy may be affected by changes in national and global economic conditions. The performance of the real estate markets in which we operate tends to be cyclical and is related to the perceptions of investors of the overall economic outlook. Rising interest rates, declining demand for real estate or periods of general economic slowdown or recession have had a direct negative impact on the real estate market in the past, and a recurrence of these conditions could result in a decrease in our revenues.
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
Rental Income
Our primary source of revenues is the rental income received from customers under operating leases. The amount of rental income generated by the properties that comprise our portfolio depends primarily on our ability to (i) maintain our current occupancy rates, (ii) lease currently available space and space that becomes available from lease terminations and (iii) acquire or develop new properties or expand existing properties. As of December 31, 2024, 2023 and 2022 our stabilized occupancy rate at our industrial buildings was 95.5%, 96.7% and 97.3%, respectively. The amount of rental income generated by our leased properties also depends on our ability to collect rent payments from our tenants pursuant to their leases, as well as our ability to increase our rental rates. In addition, increases in rental income will partially depend on our ability to acquire additional properties that meet our investment criteria and to develop those properties, as well as our ability to expand the GLA of our existing properties where possible. Positive or negative trends in our tenants’ businesses or in geographic areas where we operate could also impact our rental income in future periods.

Lease Expirations
Our ability to re-lease space promptly upon the expiration of a lease will impact our results of operations and is affected by economic and competitive conditions in the markets where we operate as well as the desirability of our individual properties. As of December 31, 2024, our leases scheduled to expire in 2025 represented 7.5% of our leased GLA.
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
Inflation
For the year ended December 31, 2024, inflation growth rates slowed down slightly in comparison to those of 2023. Mexico’s annual rate of inflation, as measured by changes in the Mexican national consumer price index, calculated and published by the Mexican Central Bank and INEGI, was 4.2%, 4.7% and 3.1% as of December 31, 2024, 2023 and 2022, respectively. See Item 3D. “Risk Factors—Risks Related to Mexico—The rate of inflation in Mexico and the actions of the Federal Government to control it may have a negative impact on our investments.”
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
However, because rent adjustments lag behind the actual increases in inflation, our margins may decrease during the period preceding the adjustment, but our costs will increase due to inflation. Moreover, under our leases we typically have exposure to increases in non-reimbursable property operating expenses, including expenses incurred related to vacant premises. In addition, we believe that some of the existing rental rates under our leases subject to renewal are below current market rates for comparable space and that upon renewal or re-leasing, those rates may be increased to be consistent with, or closer to, current market rates, which may also offset our exposure to inflationary expense pressures related to our leased properties. We also have exposure to inflation with respect to our development portfolio, as increases in materials and other costs related to our development activities make it more expensive to develop properties. With respect to our outstanding indebtedness, we periodically evaluate our exposure to interest rate fluctuations, and may enter into derivative transactions that attempt to mitigate, but do not eliminate, the impact of changes in interest rates on our variable rate loans.

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
Valuation of Investment Property
Our Audit Committee has approved management’s decision to fully implement IFRS 13 in order to reflect the fair value of our investment properties in our financial statements. We engage on a quarterly basis external appraisers in order to obtain an independent opinion as to the market value of all our investments properties, including our properties under development. We submit to each appraiser an updated rent roll of the portfolio under their review, and we provide them access to the properties, leasing contracts and specific operating details of the portfolio.
The independent appraisers use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used include assumptions, which are not directly observable in the market, to estimate the fair value of our investment property, such as discount rates, long-term net operating income, inflation rates, absorption periods and market rents. This appraisal is performed on a quarterly basis. The discounted cash flows approach is used to determine the market value of our buildings, and the replacement cost approach is used to determine the market value of our Land Reserves. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset.
Following these techniques and methodologies, the appraisers estimate the fair market value of all our investment properties.
In order to review the appraisers’ valuations, we have divided our portfolio among the appraisers, with at least two appraisers per geographic market. Upon receiving the appraisers’ reports, we compare valuations from the different appraisers in order to verify their accuracy. If a discrepancy is identified, we review the information submitted to the appraisers. In addition, we obtain drafts of the valuation reports and perform an independent review of the results for each property. We use our knowledge of each property and regional portfolios as well as the conditions in each market, obtained through discussions with our development department, as well as his or her knowledge of movements in interest rates, turnover and other judgments used in the valuation, and review the reasonableness of the results reported according to these criteria and the movement in the reported result with respect to the value recorded in the previous quarter. During our review process, we share our observations concerning inconsistencies in factual information, inaccurate statements or text with the appraisers and request that they review their reports and revise if appropriate. We also challenge the appraisers as to the extent to which recent market transactions and expected rental values which they use to derive their valuations take into account the impact of climate change. After discussing with the appraisers, they provide updated final reports. The valuation commentaries and supporting evidence provided by the appraisers enable us to consider the property specific factors that may have an impact on value, including recent comparable transactions where appropriate. We conclude that the assumptions used by the appraisers in their valuations are supportable in light of available and comparable market evidence and, as a result, we approve the final valuation report for recording. No adjustments are performed to investment property valuation reports after such reports are finalized.
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
Revenues
The primary source of our revenues comes from rental income which our customers pay to us under operating leases and are recorded on an accrual basis. We provide energy income and reimbursable building services pursuant to certain leases we have entered into. As a result, we may recover certain operating expenses with respect to our leased properties from time to time. Rental income under our financial statements includes those reimbursements.
Property Operating Costs
Property operating costs are composed of (i) real estate taxes, (ii) insurance costs, (iii) maintenance costs, (iv) energy costs, and (v) other property-related expenses.
Real estate taxes vary among the Mexican states based upon values determined by local authorities. Insurance costs relate to the insurance premiums we pay to our insurance providers for insurance policies relating to each of our real estate properties, which provide coverage for acts of God, third-party liability and business interruption losses, among others. Maintenance costs include costs associated with the structural maintenance of each of our industrial buildings. Energy costs include electricity usage by our tenants using our electricity delivery infrastructure. Other property-related expenses include lighting services on our properties, security services in the industrial parks we manage and on our vacant properties, legal fees for the collection of past due operating lease receivables from delinquent clients and fees we pay to industrial parks owned by third parties for certain services provided in those industrial parks. The allowance for operating lease receivables of doubtful recovery is created by our management upon their review of the age profile of accounts receivable and on a tenant-by-tenant basis depending on management’s assessment of each tenant’s likelihood to make rental payments on a timely basis.
General and Administrative Expenses
General and administrative expenses consist of the following: (i) marketing, advertising and promotion expenses, (ii) auditing and tax consulting expenses related to the review of our individual and consolidated financial statements, (iii) legal expenses for matters other than the collection of rental payments under lease agreements relating to our industrial properties, (iv) wages, salaries and bonuses that we pay to our employees, (v) employee benefits, (vi) indirect debt and equity issuance and trading costs, and (vii) depreciation of office furniture.
Other Income and Expenses
Other income and expenses is composed of the following:
•interest income: interest income consists of interest earned on our cash and cash equivalents;
•other income: other income includes (i) nonrecurring insurance recoveries, (ii) non-tenant electricity charges and (iii) other miscellaneous items such as inflationary effect on tax recovery;
•finance cost: interest expense primarily includes accrued interest on our debt and other financing-related expenses;
•exchange gain: based on the primary economic environment in which we operate, our management has determined that the U.S. dollar is the functional currency of Vesta and all of its subsidiaries except for WTN, which considers the peso to be its functional currency. Therefore, exchange gain represents the effect of changes in exchange rates on monetary assets and liabilities denominated in pesos held by Vesta and all of its subsidiaries except for WTN. It also includes the effects of changes in exchange rates on U.S. dollar-denominated indebtedness and other monetary assets and liabilities of WTN. We recognize an exchange gain or loss depending on whether we hold monetary assets or liabilities denominated in pesos and whether the peso appreciates or depreciates against the U.S. dollar.
•gain on revaluation of investment property: gain on revaluation of investment property is the gain derived as a result of changes in the fair value of our investment properties as determined by independent appraisers. The appraisals are performed on a quarterly basis. We record a gain on revaluation of investment property for a quarter in which the fair value of our properties increases as compared to the previous quarter, or a loss on revaluation of investment property if the fair value decreases; and
•Other expenses: other expenses include (i) non-tenant electricity costs and (ii) other miscellaneous commissions and expenses paid.
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

Results of Operations
The following table presents data derived from our consolidated statement of comprehensive income for the years ended December 31, 2024, 2023 and 2022.

	For the Year Ended December 31,
	2024	2023	2022
Revenue:
Rental income	252.0	213.4	178.0
Management fees	0.4	1.0	0.0
Property operating costs related to properties that generated rental income	(21.2)	(13.5)	(8.9)
Property operating costs related to properties that did not generate rental income	(3.3)	(4.8)	(2.5)
General and administrative expenses	(34.2)	(31.7)	(24.4)
Interest income	15.2	9.4	2.6
Other income	4.3	5.1	1.3
Other expenses	(5.2)	(3.0)	(0.4)
Finance costs	(44.3)	(46.3)	(46.4)
Exchange gain (loss) – net	(10.8)	8.9	1.9
(Loss) gain on sale of investment property	2.6	(0.5)	5.0
Gain on revaluation of investment property	270.7	243.5	185.5
Profit before income taxes	426.1	381.6	291.8
Current income tax expense	(31.9)	(92.0)	(42.0)
Deferred income tax benefit (expense)	(170.9)	27.0	(6.2)
Total income tax expense	(202.8)	(65.0)	(48.2)
Profit for the period	223.3	316.6	243.6
Other comprehensive income (loss) – net of tax:
Items that may be reclassified subsequently to profit
Fair value gain on derivative instruments	—	—	—
Exchange differences on translating other functional currency operations	(13.2)	7.9	8.9
Total other comprehensive income	(13.2)	7.9	8.9
Total comprehensive income for the period	210.1	324.5	252.5
Basic earnings per share	0.2563	0.4183	0.3569
Diluted earnings per share	0.2529	0.4118	0.3509

Consolidated Statements of Profit and Other Comprehensive Income (Loss)

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
Revenues
Rental income increased US$38.6 million, or 18.1%, to US$252.0 million for the year ended December 31, 2024 from US$213.4 million for the year ended December 31, 2023. This was primarily attributable to:
•an increase of US$32.4 million, or 15.2%, in rental income from the leasing of new spaces or spaces that were vacant during 2023;
•an increase of US$7.5 million, or 3.5%, in rental income resulting from increases on rent from adjustments for inflation in accordance with our leases;

•
•an increase of US$5.6 million, or 290.2%, in revenue resulting from increases in the energy consumption of tenants under our leases; and
•an increase US$1.9 million, or 17.4% resulting from the reimbursement of expenses paid by us on behalf of our customers and accounted for under rental income.

This increase was partially offset by:
•a decrease of US$0.7 million, or 0.3%, due to the currency translation effects of leases denominated in Mexican pesos.
•a decrease of US$7.8 million, or 3.7%, in rental income from leases that expired during 2023 and were not renewed for 2024; and
•a decrease of US$0.5 million, or 0.2%, in rental income as a result of rental rate reductions agreed upon renewal of our leases in order to retain customers.
Management fees arising from support for tenant improvements decreased US$0.6 million, or 60.0%, from US$1.0 million for the year ended December 31, 2023. This was primarily as a result of lower improvements activity entered by tenants contracting us to manage and supervise such improvements in 2024 as compared to 2023.
Costs and expenses
Property operating costs from investment properties that generated rental income increased US$7.7 million, or 57.0%, to US$21.2 million for the year ended December 31, 2024 from US$13.5 million for the year ended December 31, 2023. This increase was primarily attributable to:
•an increase of US$0.5 million, or 18.5%, in real estate taxes due to increase on property value assessments by the tax authorities and increase in the number of properties, to US$3.2 million in 2024 from US$2.7 million in 2023;

•an increase of US$ 0.2 million, or 18.2%, in insurance costs, to US$ 1.3 million for 2024 from US$ 1.1 million for 2023 related to an increased number of properties and an increase in construction activity;
•an increase of US$0.4 million, or 19.0%, in maintenance costs, to US$2.5 million for 2024 from US$2.1 million for 2023;

•an increase of US$5.9 million, or 281.0%, in energy costs, to US$ 8.0 million for 2024 from US$2.1 million for 2023 related to a higher number of properties, an increase in construction activities and higher energy consumption by tenants; and
•an increase of US$0.7 million or 13.2% in other property related expenses, considering a higher number of properties.
In addition, property operating costs from investment property that did not generate rental income decreased by US$1.5 million, or 31.3%, to US$ 3.3 million for 2024 from US$4.8 million for 2023. This decrease was primarily attributable due to a decrease in vacancy rate during the last quarter of 2024 compared to the prior year. In particular:
•a US$0.1 million decrease in real estate taxes, to US$0.6 million for the year ended December 31, 2024 from US$0.7 million for the year ended December 31, 2023; and
•a US$1.3 million decrease in other property related expenses related to a decrease in vacancy rates during the last quarter of 2024.
General and administrative expenses increased US$2.5 million, or 7.9%, to US$34.2 million for 2024 from US$31.7 million for 2023. This increase was primarily attributable to an increase in salaries of US$0.4 million or 2.7%, an increase in US$1.4 million, or 45.2% related to our Mexican peso originated expenses and an increase in the share-based compensation expense under our Long-Term Incentive Plan (as defined below), which increased by US$1.0 million or 12.5% to US$9.0 million for 2024 from US$8.0 million for 2023.

We recognized a share-based compensation expense of US$9.0 million in connection with the shares granted to our executive officers based on the performance of the market price of our shares for 2024, compared to US$8.0 million for 2023. The amount of this expense is determined based on the fair value of our shares as of the date of the share award, using a Monte Carlo model that takes into account the probable performance of our shares and those of a designated peer group. The Long-term Incentive Plan does not involve payments in cash and does not affect our Adjusted EBITDA or Vesta FFO. For more information, see note 20 to our audited consolidated financial statements included elsewhere in this Annual Report.
Interest income increased US$5.8 million, to US$15.2 million in 2024 from US$9.4 million in 2023. This increase was primarily due to an increased cash position during the first semester of 2024 resulting from the Company's initial public offering and follow-on offering and approximately US$0.2 million due to higher interest rates.
In 2024, our finance cost decreased by US$2.0 million as a result of a certain debt prepayment.

Other income decreased US$0.8 million mainly related to a decrease of $2.3 million in insurance recoveries to $0.1 million for 2024 from $2.4 million for 2023, offset by an increase of US$1.5 million in electricity charges to non-tenants during 2024.
Other expenses increased US$2.2 million mainly related to US$1.5 million in electricity costs for non-tenants and US$1.0 million in expenses related to the cancellation of the agreement for the acquisition of several plots of land entered into 2022, partially offset by a US$0.3 decrease in other expenses.

In 2024, we recorded an exchange loss of US$10.8 million, compared to an exchange gain of US$8.9 million in 2023. The exchange (loss) gain is primarily explained by the effect of exchange rates between the U.S. dollar and the Mexican peso on WTN’s U.S. dollar-denominated debt.

In 2024, we sold a land reserve located in Querétaro and a land reserve located in Aguascalientes which resulted in a gain of US$2.6 million, while, in 2023, we sold an investment property and one land reserve which resulted in a loss of US$ 0.5 million. We sold approximately 764,237 square feet in 2024 as compared to 1,228,342 square feet in 2023;
our sales in 2024 have an average lower margin than our sales in 2023, resulting in a decrease of approximately US$0.4 million; additionally, in 2023, we realized a loss of US$3.2 million related to the sale of a building where precedent conditions established the sale price before the actual closing, and the fair value gain in the cost of the building in the intervening period increased by the loss amount.
We recorded a US$27.2 million increase in gain on revaluation of investment property to US$270.7 million in 2024, from US$243.5 million in 2023. The appraisal was performed as of December 31, 2024 and reflects the observed conditions of the real estate market as of such date, mainly driven by a higher gross leasable area and higher lease rates in 2024 as compared to those at the end of 2023.
Income Tax Expense
Our current income tax expense decreased US$60.1 million, or 65.3%, to US$31.9 million for 2024 from US$92.0 million for 2023. A decrease of US$82.42 million related to taxable currency exchange effects on U.S. denominated debt due to peso appreciation during 2024 versus a depreciation in 2023, offset by an increase of US$5.2 million is related to increase in leasing activity and a decrease of US$23.2 million related to the taxable inflationary adjustment.
Deferred income tax expense increased US$197.9 million, to an expense of US$170.9 million for 2024 from a deferred income tax benefit of US$27.0 million for 2023. This expense resulted from the following:
•US$208.7 million related to an expense for: (i) the effect of changes in exchange rates used to convert the carrying amount of our assets (including investment property and net tax loss carryforwards) for tax purposes, from Mexican pesos to U.S. dollars, as of the end of the year, (ii) a benefit from the impact of inflation on the carrying amount of our assets (including investment property and net tax loss carryforwards) for tax purposes, as allowed by the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), and (iii) the effects of the recognition of the fair value of our investment property for accounting purposes, since the carrying amount for tax purposes remains a historical cost and is subsequently depreciated;
•US$10.0 million expense related to currency translation;

•partially offset by a US$18.9 million benefit resulting from the recognition of tax loss carryforwards during 2024.
Our provision for income taxes in 2024 was US$202.8 million, as compared to US$65.0 million in 2023, resulting in an effective tax rate of 47.6% in 2024 compared with our effective tax rate of 17.0% in 2023.
Total Comprehensive Income for the Year
Total comprehensive income for the year is attributable to the aggregate effect of changes in exchange rates and their effect on the translation of the operations of WTN, which is our only subsidiary that uses the peso as its functional currency. We recorded an exchange loss on the translation of other functional currency operations of US$13.2 million for 2023, a decrease of US$21.1 million compared to an exchange gain of US$7.9 million for 2023.
As a result of the above, our total comprehensive income for 2024 was US$210.1 million, a decrease of US$114.4 million, or 35.3%, compared to US$324.5 million for 2023.
Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022
For a discussion related to our financial condition, changes in financial condition, and the results of operations for the year ended December 31, 2023 compared to 2022, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on April 19, 2024.
Non-IFRS Financial Measures and Other Measures and Reconciliations

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

	For the Year Ended December 31,
	2024	2023	2022
Profit for the period	223.3	316.6	243.6
(+) Total income tax expense	202.8	65.0	48.2
(-) Interest income	15.2	9.4	2.6
(-) Other income	4.3	5.1	1.3
(+) Other expense	5.2	3.0	0.4
(+) Finance costs	44.3	46.3	46.4
(-) Exchange (loss) gain –– net	(10.8)	8.9	1.9
(-) Gain on sale of investment property	2.6	(0.5)	5.0
(-) Gain on revaluation of investment property	270.7	243.5	185.5
(+) Depreciation	1.5	1.6	1.5
(+) Stock-based compensation	9.0	8.0	6.7
(-) Energy Income	7.6	1.9	1.3
(+) Energy expense	8.0	2.1	0.9
Adjusted EBITDA	204.5	174.3	150.1
(+) General and administrative expenses	34.2	31.7	24.4
(-) Depreciation	1.5	1.6	1.5
(-) Stock-based compensation	9.0	8.0	6.7
NOI	228.2	196.4	166.3
(+) Property operating costs related to properties that did not generate rental income	3.3	4.8	2.5
Adjusted NOI	231.5	201.2	168.8
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

	For the Year Ended December 31,
	2024	2023	2022	2024 (per share)	2023 (per share)	2022 (per share)

	(millions of US$)
Profit for the year	223.3	316.6	243.6	0.2528	0.4118	0.3568
(-) Gain on sale of investment property	2.6	(0.5)	5.0	0.0029	(0.0007)	0.0073
(-) Gain on revaluation of investment property	270.7	243.5	185.5	0.3065	0.3167	0.2717
FFO	(50.0)	73.6	53.1	(0.0566)	0.0957	0.0778
(-) Exchange(loss) gain – net	(10.8)	8.9	1.9	(0.0122)	0.0116	0.0028
(-) Other income	4.3	5.1	1.3	0.0049	0.0066	0.0019
(+) Other expense	5.2	3.0	0.4	0.0059	0.0039	0.0006
(-) Interest income	15.2	9.4	2.6	0.0172	0.0122	0.0038
(+) Total income tax expense	202.8	65.0	48.2	0.2296	0.0845	0.0706
(+) Depreciation	1.5	1.6	1.5	0.0017	0.0021	0.0022
(+) Stocked- based compensation	9.0	8.0	6.7	0.0102	0.0104	0.0098
(-) Energy income	7.6	1.9	1.3	0.0086	0.0025	0.0019
(+) Energy expense	8.0	2.1	0.9	0.0091	0.0027	0.0013
Vesta FFO	160.2	128.0	103.7	0.1814	0.1665	0.1519
Ratio Data

	As of December 31,
	2024	2023	2022
Net Debt to Total Assets(1)	0.2x	0.1x	0.3x
Net Debt to Adjusted EBITDA(2)	3.3x	2.4x	5.3x
______________
(1)Net Debt to Total Assets represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus debt issuance costs) less cash and cash equivalents divided by (ii) total assets. Our management believes that this ratio is useful because it shows the degree in which net debt has been used to finance our assets and by using this measure investors and analysts can compare the leverage shown by this ratio with that of other companies in the same industry.
(2)Net Debt to Adjusted EBITDA represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus debt issuance costs) less cash and cash equivalents divided by (ii) Adjusted EBITDA. Our management believes that this ratio is useful because it provides investors with information on our ability to repay debt, compared to our performance as measured using Adjusted EBITDA.
The following table reconciles net debt to total debt (which is comprised of the current portion of long-term debt, long-term debt and direct issuance cost), which are the most directly comparable financial measures calculated in accordance with IFRS:

	As of December 31,
	2024	2023	2022

	(in millions of US$)
Total debt	854.3	923.3	940.6
Current portion of long-term debt	49.9	69.6	4.6
Long-term debt	797.2	845.6	925.9
Direct issuance cost	7.2	8.1	10.1
(-) Cash and cash equivalents	184.1	501.2	139.1
Net debt	670.2	422.1	801.5

Same-Store NOI Analysis
The following table shows the number of Same-Store Properties in our portfolio and the number of properties excluded as Same-Store Properties for the years ended December 31, 2024, 2023 and 2022.

	As of December 31,
	2024	2023	2022

	(number of properties)
Total properties	224	214	202
Same-Store Properties	209	196	189
Non-Same-Store Properties	15	18	13
We present Same-Store NOI. We determine our Same-Store Properties at the end of each reporting period. Our same store population includes properties that were owned for the entirety of the applicable period and the comparable period and that have reported at least 12 months of consecutive stabilized operations. We define “stabilized operations” as properties that have reached GLA occupancy of 80.0% in relation to total GLA of such property or has been completed for more than one year, whichever occurs first.
Acquired properties will be included in the “same store” population if owned by us as of the beginning of the last comparable period and still owned by us as of the end of the current reporting period, unless the property is under development. The Same-Store Properties population is also adjusted to remove properties that were sold or entering development subsequent to the beginning of the current period. As such, the “same store” population for the period ended December 31, 2024 includes all properties that had reached twelve months of “stabilized operations” by December 31, 2023.
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
When used in conjunction with IFRS financial measures, Same-Store NOI is a supplemental measure of operating performance that we believe is a useful measure to evaluate the performance and profitability of our investment properties. Additionally, Same-Store NOI is a key metric used internally by our management to develop internal budgets and forecasts, as well as assess the performance of our investment properties relative to budget and against prior periods. We believe presentation of Same-Store NOI provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our investment properties, as these measures depict the operating results that are directly impacted by our investment properties and is consistent period over period and exclude items that may not be indicative of, or are unrelated to, the ongoing operations of such investment properties. It may also assist investors to evaluate our performance relative to peers of various sizes and maturities and provide greater transparency with respect to how our management evaluates our business, as well as our financial and operational decision-

making. A reconciliation of Same-Store NOI to Profit for the year, the most directly comparable IFRS financial measure, is as follows:

	As of December 31,
	2024	2023	2022

	(millions of US$)
Profit for the year	223.3	316.6	243.6
(+) Total income tax expense	202.8	65.0	48.2
(-) Interest income	15.2	9.4	2.6
(-) Other income	4.3	5.1	1.3
(+) Other expense	5.2	3.0	0.4
(+) Finance costs	44.3	46.3	46.4
(-) Exchange gain (loss) – net	(10.8)	8.9	1.9
(-) Gain on sale of investment property	2.6	(0.5)	5.0
(-) Gain on revaluation of investment property	270.7	243.5	185.5
(+) General and administrative expenses	34.2	31.7	24.4
(+) Property operating costs related to properties that did not generate rental income	3.3	4.8	2.5
(-) Energy income	7.6	1.9	1.3
(+) Energy expense	8.0	2.1	0.9
(+) Property operating costs related to properties that did generate rental income related to non-Same-Store Properties	2.1	0.1	0.1
(-) Management fees related to non-Same-Store Properties	0.0	0.0	0.0
Same-Store NOI	233.6	201.3	168.9
Operating Data
The following table sets forth certain selected operating data relating to our business as of the dates and for each of the periods indicated:

	As of December 31,
	2024	2023	2022
Total GLA (sq. feet)	40,299,964	37,354,498	33,714,370
Total GLA (sq. meters)	3,743,989	3,470,347	3,132,168
Stabilized occupancy rate(1)	95.5%	96.7%	97.3%
_______________
(1)Stabilized occupancy rate refers to the rate of occupied stabilized properties only. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first.
B. Liquidity and Capital Resources
Overview
As of December 31, 2024, 2023 and 2022, we had cash, cash equivalents and restricted cash totaling US$184.1 million, US$501.2 million, and US$139.1 million respectively, which accounted for 4.7% , 13.2% and 4.7% of our total assets, respectively. Our cash and cash equivalents consist mainly of bank deposits and short-term investments denominated in U.S. dollars and pesos. Restricted cash represents cash and cash equivalents balances we hold that are only available for use under certain conditions pursuant to our long-term debt agreements. Because our cash balances are promptly allocated to the development and construction of properties, our treasury does not have in place a formal investment policy for these resources. We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

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
Our long-term liquidity requirements consist primarily of funds to pay for development or redevelopment projects, renovations, expansions, property acquisitions and other nonrecurring capital expenditures that need to be made periodically. We have traditionally satisfied our long-term liquidity requirements through loans and credit facilities, such as our syndicated loan agreements, loan agreements with Metropolitan Life Insurance Company (“MetLife”) and private placements of senior notes, among others. In 2022, we entered into a three-year sustainability-linked unsecured revolving credit facility for an aggregate principal amount of US$200.0 million which was replaced in 2024 with the Global Syndicated Sustainable Credit Facility of US$545 million. We intend to satisfy our future long-term liquidity requirements through various sources of capital, including the issuance of additional equity and debt instruments. We expect any debt we may incur to contain customary restrictive covenants, including provisions that may limit our ability to incur additional indebtedness, further mortgage or transfer the applicable property, purchase or acquire additional property, change the conduct of our business or make loans or advances, or enter into any merger or consolidation with, or acquire the business, assets or equity of, any third party.
As of December 31, 2024, our investment property increased by US$484.6 million, or 15.1%, to US$3.7 billion, compared to US$3.2 billion as of December 31, 2023. This increase was primarily attributable to US$232.9 million spent in acquiring new properties and improving existing properties and a gain in revaluation of investment property of US$270.7 million, partially offset by a US$16.6 million loss on translation of foreign currency and sales of investment property of US$2.5 million.
We did not have any off-balance sheet arrangements as of December 31, 2024 and as of any prior year.
Cash Flows
The following table shows the generation and use of cash for the years ended December 31, 2023,2022 and 2021.

	For the Year Ended December 31,
	2024	2023	2022

	(millions of US$)
Net cash generated by operating activities	129.7	144.8	65.2
Net cash (used) generated by investing activities	(226.7)	(223.1)	(262.2)
Net cash (used) generated by financing activities	(225.9)	444.7	(119.8)
Effects of exchange rates changes on cash	5.8	(4.4)	3.1
Net (decrease) increase in cash, cash equivalents and restricted cash	(317.0)	362.0	(313.7)
The most significant component of our cash flows from operating activities is our rental income. Cash flows from operating activities for 2024 amounted to US$129.7 million, a decrease of US$15.1 million, or 10.4%, compared to US$144.8 million for 2023. Our cash flows from operating activities in 2024 were impacted primarily by a US$(15.2) million decrease in taxes recovered, a US$(10.9) increase in taxes paid, a US$5.6 million decrease in security deposits collected and a US$8.5 decrease in accounts payable, partially offset by a US$12.8 million increase in advance payments recovered, US$7.8 million increase on collection of our lease receivables and a US$5.7 million increase in interest received.
Cash flows used in investing activities for 2024 amounted to US$226.7 million, a decrease of US$3.6 million, or 1.6%, compared to US$223.1 million used for 2023. This was primarily as a result of US$32.0 million decrease on capital expenditures in properties and a US$37.0 million decrease resulting from higher sales of investment properties in 2023. In 2024 and 2023, our investing activities focused primarily on the construction of new buildings in the Bajío, Northern and Central regions. In 2024 and 2023, our capital investments totaled US$231.7 million and US$265.2 million, respectively.

Cash flows used in financing activities for 2024 amounted to US$225.9 million, a decrease of US$670.6 million, compared to cash flows from financing activities of US$444.7 million for 2023. This was primarily as a result of a US$69.6 million prepayment of debt, US$44.2 million used for the repurchase of treasury shares, US$5.6 million payment of debt issuance costs. The cash flows from financing activities during 2023 included US$566.7 million of net equity issuance proceeds.

Indebtedness
Overview
As of December 31, 2024, our total outstanding debt was US$847.0 million, of which US$797.2 million, or 94.1%, consisted of long-term debt denominated in U.S. dollars, and US$269.2 million was secured by 67 investment properties and our rental income from those properties.
As of December 31, 2023, our total outstanding debt was US$915.2 million, of which US$845.6 million, or 92.4%, consisted of long-term debt denominated in U.S. dollars, and US$273.90 million was secured by 67 investment properties and our rental income from those properties.
As of December 31, 2022, our total outstanding debt was US$930.5 million, of which US$925.9 million, or 98.9%, consisted of long-term debt denominated in U.S. dollars, and US$290.60 million was secured by 68 investment properties and our rental income from those properties.
Principal Financing Arrangements
As of December 31, 2024, our financing arrangements carried a weighted average cost of 4.4%, with a weighted average maturity of 4.1 years. The following table contains a summary of our long-term indebtedness as of December 31, 2024, 2023 and 2022.

					Principal Amount Outstanding as of December 31,
		Original Principal Amount	Annual Interest Rate	Maturity	2023	2022	2021

		(millions of US$)			(millions of US$)
Loan/Notes
2016	MetLife 10-year Loan	150.0	4.55%	Aug. 2026	141.7	144.3	146.7
2017	Series A Senior Notes	65.0	5.03%	Sept. 2024	—	65.0	65.0
2017	Series B Senior Notes	60.0	5.31%	Sept. 2027	60.0	60.0	60.0
2018	Series A Senior Notes	45.0	5.50%	May 2025	45.0	45.0	45.0
2018	Series B Senior Notes	45.0	5.85%	May 2028	45.0	45.0	45.0
2017	MetLife 10-year Loan	118.0	4.75%	Dec. 2027	102.3	104.0	117.9
2020	MetLife 8-year Loan	26.6	4.75%	Aug. 2026	25.2	25.6	26.0
Series RC Senior Notes		70.0	5.18%	June 2029	70.0	70.0	70.0
Series RD Senior Notes		15.0	5.28%	June 2031	15.0	15.0	15.0
Sustainability-linked Senior Notes		350.0	3.63%	May 2031	350.0	350.0	350.0
Sustainability-linked Revolving Credit Facility		545.0	SOFR plus 130 and 150 basis points(1)	Aug. 2028 and 2031	—	—	—
(-) Less: Current portion					49.9	69.6	4.6
(-) Less: Direct issuance cost					7.2	8.7	10.1
Total long-term debt					797.2	845.6	925.9
______________
(1)Interest rate may increase if our sustainable gross leasable area to total gross leasable area is reduced to less than 38.6% in 2025 to less than 49.9% in 2028. For more information, see “—Sustainability-linked Revolving Credit Facility.”

Secured Loan Agreements with MetLife
In 2016, we entered into a 10-year secured subordinated loan agreement for an aggregate principal amount of US$150.0 million with MetLife. This loan accrues interest at an annual rate of 4.55%, payable on a monthly basis. In March 2021, we obtained an additional loan under this facility for US$26,600,000, which bears interest on a monthly basis at an annual fixed rate of 4.75%. Principal amortization over the two loans commenced on September 1, 2023 and will mature in August 2026. This credit facility is secured by 46 of our properties through a security trust agreement.
In 2017, we entered into a 10-year secured loan agreement for an aggregate principal amount of US$118.0 million with MetLife, which accrues interest at an annual rate of 4.75%. This loan bore interest monthly until December 1, 2022. After this date, we are only required to make monthly payments of principal until the loan matures on December 1, 2027. This loan is currently secured by 22 of our investment properties through a security trust agreement.
Series A and Series B Senior Notes
In 2017, we completed the private placement of two series of unsecured senior notes in the aggregate principal amount of US$125.0 million (respectively, our “Series A Senior Notes” and “Series B Senior Notes”). The Series A Senior Notes amount to US$65.0 million, matured in September 2024 and bore interest at a fixed rate of 5.03%, payable on a semi-annual basis. The Series B Senior Notes amount to US$60.0 million, will mature in September 2027 and bear interest at a fixed rate of 5.31%, payable on a semi-annual basis.
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
Sustainability-linked Revolving Credit Facility
In 2022, we entered into a three-year sustainability-linked unsecured revolving credit facility, or our “Sustainability-linked Unsecured Revolver Credit Facility,” for an aggregate principal amount of US$200.0 million. This facility bears interest at a rate equal to SOFR plus 160 basis points if our leverage ratio is less than 40.0%, or SOFR plus 175 basis points if our leverage ratio is higher than 40.0%. This credit facility was closed in 2024 and replaced by the Global Syndicated Sustainable Credit Facility.

Global Syndicated Sustainable Credit Facility

In 2024, we entered into a $545,000,000 Global Syndicated Sustainable Credit Facility (the "Facility") composed of a US$345 million term loan available through two tranches, for three and five years respectively, with an 18-month availability period and a US$200 million Revolving Credit Facility, substituting our prior US$200 million undrawn

Revolving Credit Facility. The International Finance Corporation (IFC), BBVA, Citigroup and Santander acted as Joint Lead Arrangers of the transaction. The tranches are composed of the following: Tranche I - Three-year US$172.5 million Term Loan, at the equivalent coupon of SOFR plus a 130 basis points applicable margin. Tranche II - Five-year US$172.5 million Term Loan at the equivalent coupon of SOFR plus a 150 basis points applicable margin. Revolving Credit Facility – Four-year US$200 million facility at the equivalent coupon of SOFR plus a 150 basis points applicable margin. The three tranches of the Credit Facility are subject to a sustainability pricing adjustment to the applicable margins, equivalent to a reduction of five basis points, which is subject to our compliance of the annual KPI target related to the total certified gross leasable area of our sustainability certified buildings. We paid debt issuance costs in an amount of US$5.6 million. As of December 31, 2024, no amount had been borrowed under the Facility.

Under the terms of both the Sustainability-linked Senior Notes and the Global Syndicated Sustainable Credit Facility, we must meet our Sustainability Performance Target (as defined below), in addition to complying with certain reporting requirements. Failure to meet these objectives will result in us being required to pay additional interest under the Sustainability-linked Senior Notes and the Global Syndicated Sustainable Credit Facility. For additional information on our Sustainability-Linked Financing Framework, see “Business—Environmental, Social and Governance Matters—Sustainability-Linked Financing Framework.”
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
Contractual Obligations
The following table summarizes the maturity of our contractual obligations, including periodic amortizations, as of December 31, 2024, as well as the payment dates with respect to those obligations.

		Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

	(millions of US$)
Current portion of long-term debt	50	50	—	—	—
Long-term debt	804	—	369	70	365
Total (1)	854	50	369	70	365
______________
(1)Includes debt issuance costs.
Capital Expenditures
In the year ended December 31, 2024, we incurred capital expenditures totaling US$231.7 million, primarily in connection with construction projects in the Northwest, Center, Bajío-north and Bajío-south regions. In the year ended December 31, 2023, we incurred capital expenditures totaling US$263.1 million, primarily in connection with construction projects in the Northwest, Center, Bajío-north and Bajío-south regions.

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
See Item 4. “Information of the Company—Business overview—Intellectual Property.”
D. Trend Information
The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our net revenue, income from operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:
•our business and strategy of investment in industrial facilities, which may subject us to risks of the sector in which we operate but may be uncommon to other companies that invest primarily in a broader range of real estate assets;
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
•the impact of any pandemics, epidemics or outbreaks of infectious diseases on the Mexican economy and on our business, results of operations, financial condition, cash flows and prospects, as well as our ability to implement any necessary measures in response to such impact;
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
For more information, see Item 3D. “Risk Factors.”
E. Critical Accounting Estimates
See Note 4 to our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this Annual Report for information regarding our critical accounting estimates.
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
Composition
Our Board of Directors consists of 10 members, eight of which (and their respective alternates) qualify as independent directors within the meaning of the Mexican Securities Market Law. All of our directors were appointed for one-year term at the general ordinary shareholders’ meeting held on March 19, 2025. The following table sets forth the names and ages of our current directors and the year in which each of them was first elected to our Board of Directors:

Director	Age	First elected	Alternate	Age	First elected
Lorenzo Manuel Berho Corona (Chairman of the Board)	65	2001	Lorenzo Dominique Berho Carranza	42	2001
Manuela Molina Peralta*	52	2023	Jorge Alberto de Jesús Delgado Herrera*	78	2011
José Manuel Domínguez Díaz Ceballos*	65	2015	José Guillermo Zozaya Délano*	72	2020
Craig Wieland*	65	2016	Enrique Carlos Lorente Ludlow*	58	2007
Luis Javier Solloa Hernández*	58	2015	Viviana Belaunzarán Barrera*	53	2020
Loreanne Helena García Ottati*	43	2022	José Antonio Pujals Fuentes*	87	2001
Oscar Francisco Cázares Elías*	65	2014	Rocío Ruiz Chávez *	81	2019
Daniela Berho Carranza	41	2014	Elías Laniado Laborín	74	2021
Douglas M. Arthur*	44	2021	Stephen B. Williams*	74	2001
Luis de la Calle Pardo*	65	2011	Francisco Javier Mancera de Arrigunaga*	65	2011

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
Below is certain biographical information on the directors and alternate directors of our Board of Directors:
Lorenzo Manuel Berho Corona. Mr. Berho Corona is one of the founders of Vesta and was our Chief Executive Officer for 20 years. He currently serves as Executive Chairman of the Board. He has more than 30 years’ experience in the real estate industry. From 1991 to 1992 and from 1997 to 1998, he acted as Vice President of the Mexican Chamber of the Manufacturing Industry. From 2007 to 2009, he served as President of the Mexican Association of Industrial Parks. Mr. Berho Corona serves as President of the Mexico-Germany Business Committee of the Mexican Business Council for Foreign Trade. He was Regional Chair at the YPO/WPO Real Estate Network of Latin America. Mr. Berho holds a degree in Industrial Engineering from Universidad Anáhuac and a certificate of completion of Harvard Business School’s Owner/President Management Program.

Manuela Molina Peralta. With more than 25 years of experience in the energy sector, Ms. Molina held various senior finance leadership roles at Sempra from 2010 to 2023, including Chief Financial Officer of Infraestructura Energetica Nova (IEnova), which was listed on the Mexican Stock Exchange until October 2021. Previously, Ms. Molina served in leadership roles with Kinder Morgan and the former El Paso Corporation in Mexico. Ms. Molina is a member of the Investment Committee and Debt and Equity Committee of the Company. Ms. Molina holds a bachelor’s degree in accounting by Universidad de Sonora in Hermosillo, Sonora, Mexico, where she graduated with honors. Ms. Molina also holds a master’s degree in finance by EGADE Business School at Instituto Tecnológico y de Estudios Superiores de Monterrey in Mexico City, along with certifications in finance disciplines and as a corporate director. Ms. Molina has served as board member for corporations and not-for-profit organizations in Mexico and the United States.
José Manuel Domínguez Díaz Ceballos. Mr. Domínguez is semi-retired after a banking career of almost 30 years. He began his career at Citibank in Mexico in 1985, worked at BofA Mexico for 5 years and spent the last 22 years at HSBC Mexico. He was originally responsible for HSBC's corporate banking division and its commercial banking division for Latin America, covering 15 countries. He finished his career as Chief Executive Officer of HSBC’s operations in eight Latin American countries, while being responsible for HSBC’s divestiture process in 2014. In addition to his participation in the Board of Directors and Audit, ESG, and Debt and Equity Committees of Vesta, he is currently an independent member of the boards of directors and other committees of Intercam Grupo Financiero and FinComún, Sociedad Financiera Popular, and has actively participated in various non-profit organizations in Mexico for several years. Mr. Domínguez earned an undergraduate degree in Business and Finance from Universidad Panamericana in Mexico City and an M.B.A. from the University of Wisconsin at Madison, with majors in International Business, Banking and Finance.
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
Daniela Berho Carranza. Ms. Berho is a founding partner of The Dailey Method México and serves as its Chief Executive Officer. She currently serves on our ESG Committee and previously held the position of Marketing Manager at the Company, where she focused on our corporate image strategy. Prior to joining our Company, Ms. Berho worked as

Marketing Assistant at Condé Nast México and served on the Board of Directors of the Reina Madre women’s clinics since 2014. She holds a B.A.-equivalent in Business Management from Universidad Iberoamericana, an M.B.A. from Universidad Panamericana (IPADE), a diploma in Strategic Negotiation from Harvard Business School and a diploma in Real Estate Innovation from Singularity University. Mrs. Daniela Berho is the daughter of Mr. Lorenzo Manuel Berho Corona and sister of Mr. Lorenzo Dominique Berho Carranza.
Douglas M. Arthur. Mr. Arthur is President and Chief Executive Officer of SENTRE Partners. He joined SENTRE Partners in 2004 and, prior to becoming its Chief Executive Officer and President, founded SENTRE Living, a multifamily platform that acquires and develops apartments on the west coast of Mexico and the United States. He directs the investment platform and the full-service development of the Company, sets forth the strategic vision of the Company and actively participates in activities of the Company relating to acquisitions, sales, development, joint ventures and capital markets. Mr. Arthur is also a member of the Investment and the Debt and Equity Committees of the Company. He is also a licensed real estate broker in the State of California and has earned the CCIM (Certified Commercial Investment Member) and LEED AP (Leadership in Energy & Environmental Design) designations. Mr. Arthur graduated from the Executive Education OPM program at Harvard Business School and has a master's in real estate from the University of San Diego. He graduated with honors from the University of California, Santa Barbara.
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
Viviana Belaunzaran Barrera. Ms. Belaunzaran is a public accountant graduated from the Instituto Tecnológico Autónomo de México. Ms. Belaunzaran obtained a certificate from the International Tax Program at Harvard University, as well as a Diploma from the International Tax Program at Instituto Tecnológico Autónomo de México. Ms. Belaunzaran is a member of the College of Public Accountants of Mexico and of the Mexican Institute of Public Accountants. Ms. Belaunzaran worked 15 years in the tax consulting area at Mancera, Ernst & Young, where she was senior manager in the international tax area of said firm. Ms. Belaunzaran has participated as partner in other boutique firms specialized in tax matters and is currently a partner at the tax consulting and compliance practice of SKATT. Ms. Belaunzaran's experience includes advising companies of the financial sector, multinational companies, private and public funds.
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
José Guillermo Zozaya Délano. Mr. Zozaya was the president, general manager and executive representative of Kansas City Southern México, a major rail freight transport company in Mexico, from 2006 to 2020. Before that, Mr. Zozaya acted as legal and governmental relations director of Exxon Mobile México and he was also director of research at the Mexican Antitrust Commission. He has extensive experience as corporate lawyer and as executive officer. Mr. Zozaya was the first non-US president of the prestigious American Chamber Mexico. He also serves as president of the Mexican Transportation Council and is a member of several associations such as the Latin American Railroad Association, the National Association of Business Lawyers, the Appleseed Mexico Foundation, the National Academy of Lawyers, the Executive Council of Global Companies and the US-Mexico Chamber of Commerce. Mr. Zozaya obtained his BA degree in law from the Universidad Iberoamericana, has a diploma in corporate law from the Instituto Tecnológico Autónomo de México, he completed the international management executive program at the Thunderbird University, and the Lawyers Management Program at Yale University, among others.
José Antonio Pujals Fuentes. Mr. Pujals was the managing director at Rassini Auto Parts Division from 1992 to 1999. Before that, he was managing director at Moresa (TRW), general manager of assembly plants and vice president of manufacturing at Chrysler de México, president and chief executive officer of Barnes Group, vice president of manufacturing in General Mills toys division, among others. Mr. Pujals was also chairman of the Mexico-Germany Committee of COMCE, where he is currently the honorary president and he also has been a guest teacher and speaker in the Master Programs of Instituto Panamericano de Alta Dirección de Empresas (IPADE). Mr. Pujals is a mechanical engineer from the Instituto Politécnico Nacional (IPN) and has bachelor’s degree in administration from the Instituto Tecnológico Autónomo de México (ITAM). Mr. Pujals also completed an industrial engineering course from the Massachusetts Institute of Technology (MIT).
Lorenzo Dominique Berho Carranza. Mr. Berho Carranza has been our chief executive officer since August 1st, 2018. Before that, he was our chief operating officer and was responsible for the performance of our business, including acquisitions of properties, valuation and analysis of investments, capital raising and financial efforts, as well as projects such as mergers, co-investments and structures of the Company. Previously, he held the office of asset management within the Company. He also served as vice president of the Urban Land Institute in Mexico. He served as President of the Mexican Association of Industrial Parks. Mr. Berho Carranza holds an industrial engineer degree from the Universidad Iberoamericana and received a master’s degree in real estate sciences from the University of San Diego. Mr. Berho Carranza is the son of Mr. Lorenzo Manuel Berho Corona and brother of Mrs. Daniela Berho Carranza.
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
Board meetings may be called by (i) 25% of the directors, (ii) the Chairman of the Board of Directors, (iii) the Chairman of the Audit Committee or Corporate Practices Committee, or (iv) the Secretary of the Board. Meetings must be called at least five and no less than three days prior to the intended meeting date. The general quorum for board meetings to convene is a majority of the directors, except for meetings convened for the purpose of authorizing acquisitions of blocks of shares subject to transfer restrictions or a change of control, which require a quorum of 75% of the directors. Actions at board meetings generally may be taken by the affirmative vote of a majority of the directors present, excluding actions at meetings convened for purposes of authorizing acquisitions of blocks of shares subject to transfer restrictions or a change of control, which must be taken by 75% of non-conflicted directors.
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

Name	Position	Age	First appointed
Lorenzo Dominique Berho Carranza	Chief Executive Officer	42	2018
Juan Felipe Sottil Achutegui	Chief Financial Officer	65	2009
Guillermo Díaz Cupido	Chief Investment Officer	71	2016
Diego Berho Carranza	Chief Portfolio Officer	37	2018
Alfredo Marcos Paredes Calderón	Chief Human Resources and Integrity Officer	51	2016
Alejandro Pucheu Romero	General Counsel	50	2007
Francisco Eduardo Estrada Gómez Pezuela	Executive Regional Vice President – Bajío	60	1998
Mario Humberto Chacón Gutiérrez	Chief Commercial Officer	44	2021
Rodrigo Cueto Bosch	Senior Vice President, Capital Markets	46	2021
Juan Carlos Cueto Riestra	Vice President, New Business – Central Region	46	2019
Adriana Eguía Alaniz	Vice President, New Business – Baja California	42	2019
Mario Adalberto Ortega Chávez	Vice President, New Business – Aguascalientes	63	2016
Alejandro Rafael Muñoz Pedrajo	Vice President, New Business – Silao	49	2016
Teodoro Hugo Díaz Estrada	Vice President, Asset and Property Management	48	2020
Carlos Alberto Aranda Hernández	Vice President, Development and Capital Projects	47	2020
Laura Elena Ramírez Zamorano Barrón	ESG Director	41	2020
María Fernanda Bettinger Davó	Director of Investor Relations	32	2020
Rodrigo Díaz Rodríguez	Director of Internal Audit	43	2022
Karen Schmidt Ortuño	Compliance Officer	48	2024
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
Alfredo Marcos Paredes Calderón. See “—Committees of the Board of Directors—Ethics Committee”below.
Alejandro Pucheu Romero. See “—Committees of the Board of Directors—Ethics Committee” below.

Francisco Eduardo Estrada Gómez Pezuela. Mr. Estrada serves as our Vice President of New Business for the Bajío Region. Mr. Estrada previously served as President of the Bernardo Quintana Industrial Park 2007–2009 and as Project Manager for the Querétaro Aerospace Park. Mr. Estrada holds a B.A.-equivalent in Accounting from Universidad Iberoamericana, a diploma in Real Estate from Universidad Intercontinental, and certificates of completion from Harvard University’s Negotiation Program and Real Estate Management Program.
Mario Humberto Chacón Gutiérrez. Mr. Chacón is the current Chief Commercial Officer and has served prevously as our Senior Vice President of New Business for the Northern Region since January 2022 and served as our Vice President of New Business for the North-central and Northeast Regions from 2016 to 2021. Mr. Chacón began his career in the real estate industry in 2005 in the Industrial Development Division of Brasa Desarrollos, and also worked at IDI Gazeley | Verde Realty (Brookfield Properties). He is a founding member of the Chihuahua Economic Development Corporation and currently serves as its Vice Chairman of Industrial Developers Group. Mr. Chacón holds a B.A.-equivalent in Business Management with a focus on finance from Instituto Tecnológico y de Estudios Superiores de Monterrey and has completed several post-graduate courses and seminars at New York University and the Massachusetts Institute of Technology.
Rodrigo Cueto Bosch. Mr. Cueto serves as our Senior Vice President of Capital Markets. Mr. Cueto has over 20 years’ industry experience in Real Estate Investment Management. Mr. Cueto is responsible for supporting us in the stewardship of our FFO growth strategies. Prior to joining Vesta in 2021, Mr. Cueto worked at Walton Street Capital for four years in the industrial platform, where he successfully invested and divested in the real estate sector. Prior to those roles, he served for an aggregate of ten years in MetLife Investment Management and Citigroup, in real estate financing and capital markets. Mr. Cueto holds a B.S.-equivalent in Industrial Engineering from Universidad Iberoamericana in Mexico City and a Diploma from IPADE business school.
Juan Carlos Cueto Riestra. Mr. Cueto serves as our Vice President of New Business for the Central Region, having served previously as our Vice President of Asset Management. Mr. Cueto served in various capacities at Wal-Mart de México y Centroamérica over a seven-year period, including as District Manager for Restaurantes Vips, Divisional Productivity Manager, where he was responsible for providing support to all of the group’s operating areas, and Assistant Vice President of Operating Efficiency of the Suburbia department stores, where he was responsible for implementing the company’s growth plan and overseeing various renovation and maintenance projects. His last position before joining our Company was as Chief Operating Officer of Fibra Uno. Mr. Cueto is a graduate of Universidad Anáhuac and received his M.B.A. from IE Business School.
Adriana Eguía Alaniz. Ms. Eguía serves as our Vice President of New Business, Baja California. Previously, Ms. Eguía served as Chief Executive Officer of the Tijuana Economic Development Corporation, where she was responsible for attracting new foreign direct investment to the region through the promotion of innovation and human talent recruiting programs. She is the president of the Tijuana Economic Development Corporation and also serves as director for the Red Cross of Tijuana. Ms. Eguía holds a B.A.-equivalent in International Business Management and an M.B.A., in each case from Centro de Enseñanza Técnica Superior.
Mario Adalberto Ortega Chávez. Mr. Ortega serves as our Vice President of New Business for Aguascalientes and is responsible for the identification, planning and startup of operations of our industrial parks in the Mexican states of Aguascalientes, Jalisco and San Luis Potosí, as well as for the development of commercial strategies for attracting world-class tenants for those properties. Prior to joining Vesta, he served as Deputy Secretary of Investment Promotion and Foreign Trade at the Ministry of Economic Development of the State of Aguascalientes from 2010 to 2016, and engaged in business in the automotive industry and served in the boards of various business and social organizations from 1994 to 2010. Mr. Ortega holds an M.B.A. in Public Relations.
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

Rodrigo Díaz Rodríguez. Mr. Díaz joined Vesta two years ago as our Director of Internal Audit, and is responsible for monitoring our internal processes and procedures and management's assessments of our internal controls. He has over 18 years of experience in internal control matters. Previously, he held a leadership role at an international auditing firm, where he led internal controls implementation projects for his clients. He also supported internal audit functions through co-sourcing projects for American and Japanese companies. His experience includes delivering internal audit projects focused on multiple frameworks, identifying operational, compliance, and financial reporting gaps, and providing recommendations to enhance efficiency and reduce risk. Mr Diaz holds a Bachelor degree from Universidad La Salle AC and a degree in management from IPADE Business School.
Karen Schmidt Ortuño. Ms. Schmidt serves as our Compliance Director. She joined Vesta on May 2024 and has over 20 years of international experience in several sectors, including finance, pharma, transportation infrastructure, and real estate. She actively contributes with academic institutions facilitation courses on ethics, corporate compliance and leadership. She holds a Bachelor of Law from Universidad del Valle de Mexico and a post graduate degree in human rights by the Instituto Interamericano de Investigaciones and Docencia en Derechos Humanos, as well as a certificate by the World Compliance Association.
B. Compensation of Directors and Executive Officers
Overview
In the years ended December 31, 2024, 2023 and 2022, we paid compensation in the aggregate amount of US$16.0 million, US$15.1 million and US$12.9 million, respectively, to our directors and members of our management team through our subsidiary Vesta Management.
The aggregate compensation of our executive officers includes share-based payments, based on individual performance and our results of operations, but does not include the cost of the incentive plans described below. The aggregate compensation of our directors is approved by our shareholders’ meeting. Our directors are not entitled to other compensation in connection with their attendance to any board meeting or meeting of our committees. In the event that a board meeting or a meeting of a committee is attended by both a member and such member’s alternate, only the former will be entitled to compensation unless the board, the relevant committee or the Executive Chairman of the Board of Directors determines that the attendance of the alternate was necessary for purposes of a specific matter. There are no service contracts between our directors, and the Company or any of its subsidiaries providing for benefits upon termination of employment.
Long-Term Incentive Plan
At the general extraordinary shareholders’ meeting held January 21, 2015, our shareholders approved our Vesta 20-20 long-term incentive plan, or our “Long-Term Incentive Plan.” On March 13, 2020, our shareholders extended our Long-

Term Incentive Plan for an additional 5-year period. On March 21, 2024, our shareholders extended our Long-Term Incentive Plan for an additional period ending in 2028.
Under the Long-Term Incentive Plan, as approved by our shareholders meeting, we use a “relative total return” methodology to determine the aggregate number of common shares we will grant. As a result, the number of granted common shares for each of the years in which the Long-Term Incentive Plan is in effect will be based on the performance of the total annual relative return on our common shares as compared with the shares of other public companies.
The granted common shares will vest over a period of three years from the grant date. As of the date of this Annual Report, 26 members of our senior and mid-level management are eligible to participate in the Long-Term Incentive Plan. We are permitted to grant a maximum of 20,000,000 common shares under the Long-Term Incentive Plan up to 2028. There will be no cash payments made in respect of the granted common shares. Common shares granted each year will be deposited in a trust for delivery to our executive officers on three vesting dates occurring 24, 36 and 48 months from the grant date, assuming the participants are still then employed by us.
Based on the performance of our common shares, during the years ended December 31, 2024, 2023 and 2022 we granted an aggregate of 8,415,124, 8,655,670 and 8,456,290 common shares, respectively, under the Long-Term Investment Plan. The amount of this expense was determined based on the fair market price of our common shares on the grant date, using a “Monte Carlo” valuation method, which takes into consideration the performance of our common shares for the year. Because the performance of our common shares is considered a market condition under IFRS 2, our compensation expense, as determined on the grant date, cannot be reversed even if we do not grant any common shares. The compensation expense does not affect our cash position and does not have any dilutive effect on our existing shareholders. As of December 31, 2024, there are 8,415,124 share units outstanding, which have a weighted average remaining contractual life of 13 months. However, a total of 4,413,535 share units vested on January 1, 2025. Moreover, we granted 3,503,318 additional share units in January 2025.
During the years ended December 31, 2024, 2023 and 2022, our compensation expense in connection with the Long-Term Incentive Plan was US$9.0 million, US$8.0 million and US$6.7 million, respectively. The compensation expense related to the Long-Term Incentive Plan will continue to accrue through the end of the service period.
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
C. Committees of the Board of Directors
Overview
The Board of Directors may constitute committees that are considered necessary for our operations, except for the Audit Committee and the Corporate Practices Committee, which are required under the Mexican Securities Market Law. Our Board of Directors has established an Investment Committee, an Ethics Committee, an ESG committee, and a Debt and Equity Committee. The composition and responsibilities of each of the committees of our Board of Directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our Board of Directors, except for the presidents of the Audit Committee and of the Corporate Practices Committee, that are appointed by the shareholders.
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
The following table sets forth the names and titles of the current members of our Audit Committee, all of whom were appointed to a term ending on December 31, 2025:

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

•investigating violations to our operating guidelines and policies and record-keeping processes; and
•reporting any material issues to our Board of Directors.

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
The following table sets forth the names and titles of the current members of our Corporate Practices Committee, all of whom were appointed to a term ending on December 31, 2025:

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

Investment Committee
Our Investment Committee was established on a permanent basis by our Board of Directors on July 25, 2012. Five members comprise our Investment Committee. The following table sets forth the names and titles of the current members of our Investment Committee, all of whom were appointed to a term ending December 31, 2025:

Name	Title
Douglas M. Arthur	Chairman
Lorenzo Manuel Berho Corona	Member
Stephen B. Williams	Member
Craig Wieland	Member
Manuela Molina Peralta	Member
Our Investment Committee is responsible for analyzing, evaluating and approving all of our investments, designing, developing, monitoring and executing our real estate projects and securing financing for any project not exceeding US$50.0 million or its equivalent in any other currency, whether in a single transaction or a series of related transactions. Our Investment Committee must submit an annual report on its activities to our Board of Directors.
The quorum for meetings of our Investment Committee is established by a majority of its members. Action can be taken by the affirmative vote of a majority of the members attending the meetings.
Ethics Committee
Our Ethics Committee was established on a permanent basis by our Board of Directors on April 2, 2013. Five members comprise our Ethics Committee, including two independent alternate directors, one non-independent director and two of our senior officers appointed by our Board of Directors. The following table sets forth the names and titles of the current members of our Ethics Committee, all of whom were appointed to a term ending on December 31, 2025:

Name	Title
José Antonio Pujals Fuentes	Chairman
Elías Laniado Laborín	Member
Alejandro Pucheu Romero	Member
Alfredo Paredes Calderón	Member
Daniela Berho Carranza	Member
Our Ethics Committee is responsible for enforcing our code of ethics and business conduct, keeping our code of ethics and business conduct updated in order to ensure its effectiveness as a tool for our Company, our employees and others, advising as to our interactions with special interest groups and receiving, reviewing and addressing all questions, complaints, suggestions or inquiries from persons with whom we maintain relationships. Our Ethics Committee must submit an annual report on its activities to our Board of Directors.
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
Alfredo Marcos Paredes Calderón. Mr. Paredes serves as our Chief Human Resources and Integrity Officer, and as a member of our Ethics Committee. Mr. Paredes has over 20 years’ experience in human resources at companies across multiple industries, including Avantel (telecom), PepsiCo and Danone (consumer goods), and MerzPharma (pharmaceutical). Mr. Paredes holds a B.A.-equivalent in Business Management from Universidad Intercontinental, an executive MBA by Rotman School of Management from Toronto University, a diploma on Human Resources Strategic

Management from Instituto Tecnológico Autónomo de México and a diploma on Training Program Management from Instituto Tecnológico y de Estudios Superiores de Monterrey.
ESG Committee
Our ESG Committee was established on a permanent basis by our Board of Directors on September 30, 2013. The following table sets forth the names and titles of the current members of our ESG Committee, all of whom were appointed to a term ending on December 31, 2025:

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
Debt and Equity Committee
Our Debt and Equity Committee was established on a permanent basis by our Board of Directors on July 24, 2014. Our Debt and Equity Committee is comprised of four members. The following table sets forth the names and titles of the current members of our Debt and Equity Committee, all of whom were appointed to a term ending on December 31, 2025:

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

D. Employees.
As of December 31, 2024, we had a total of 107 employees (including our regional managers), all of whom are based in Mexico. We contract with third parties all construction, engineering and project management services and related work, as well as maintenance of our industrial buildings. None of our employees are affiliated with labor unions. To date, we have not experienced a strike or other labor disruption.
The following table contains a breakdown of the average number of our employees, by region, as of the dates indicated:

	As of December 31,
	2024	2023	2022
Region
Bajío North	7	6	5
Bajío South	16	15	13
Central	7	7	7
Corporate	63	54	49
Northeast	6	5	4
Northwest	8	8	9
Total	107	95	87
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

	Common Shares Beneficially Owned
	Common Shares(1)	%
Shareholders
Named Directors and Officers:
Lorenzo Manuel Berho Corona	17,786,174	2.1%

Common Shares Beneficially Owned
	Common Shares(1)	%
Stephen B. Williams	*	*
José Manuel Domínguez Díaz Ceballos	*	*
Craig Wieland	—	—
Luis Javier Solloa Hernández	—	—
Loreanne Helena García Ottati	—	—
Oscar Francisco Cázares Elías	—	—
Daniela Berho Carranza	*	*
Douglas M. Arthur	*	*
Luis de la Calle Pardo	—	—
Lorenzo Dominique Berho Carranza	*	*
Jorge Alberto de Jesús Delgado Herrera	—	—
José Guillermo Zozoya Delano	*	*
Enrique Carlos Lorente Ludlow	—	—
Viviana Belaunzarán Barrera	—	—
José Antonio Pujals Fuentes	—	—
Rocío Ruiz Chávez	—	—
Elías Laniado Laborín	—	—
Manuela Molina Peralta	—	—
Francisco Javier Mancera de Arrigunaga	—	—
Juan Felipe Sottil Achutegui	*	*
Guillermo Díaz Cupido	*	*
Diego Berho Carranza	*	*
Alfredo Marcos Paredes Calderón	—	—
Alejandro Pucheu Romero	*	*
Mario Humberto Chacón Gutiérrez	*	*
Fernando Alberto Cuevas Argueta	*	*
Juan Carlos Cueto Riestra	*	*
Francisco Eduardo Estrada Gómez Pezuela	*	*
Adriana Eugenia Eguia Alaniz	*	*
Mario Adalberto Ortega Chávez	*	*
Alejandro Rafael Muñoz Pedrajo	*	*
Laura Elena Ramírez Zamorano Barrón	*	*
María Fernanda Bettinger Davó	*	*
Lucia Gonzalez Salazar	*	*
Teodoro Hugo Díaz Estrada	*	*
Carlos Alberto Aranda Hernández	*	*
Rodrigo Cueto Bosch	—	—
Guillermo del Castillo Cacho	*	*
Sergio Martin	*	*
Family Group:(2)
Lorenzo Manuel Berho Corona	17,786,174	2.1%
Lorenzo D. Berho Carranza	*	*
Diego Berho Carranza	*	*
Alejandro Berho Corona	*	*
Daniela Berho Carranza	*	*
Carla Berho Carranza	*	*

	Common Shares Beneficially Owned
	Common Shares(1)	%
Paola Berho Corona	*	*
Maria de Lourdes Corona Cuesta	*	*
Other 5% Shareholders:
Afore Sura, S.A. de C.V..(3)	78,548,239	9.2%
Afore Coppel S.A. de C.V. (3)	72,844,299	8.5%
GIC Private Limited(4)	62,150,545	7.0%
_________________
*Represents beneficial ownership of less than one percent (1%) of the outstanding common shares.
(1)Includes common shares represented by ADSs.
(2)Refers to the group of individuals formed by Lorenzo Manuel Berho Corona’s family as of the date of this Annual Report.
(3)As of the date of the Shareholders Meeting held on March 18, 2025, Afore Sura, S.A. de C.V. is the beneficial owner of 9.2%, or 78,548,239, of our common shares. The principal business address of Afore Sura, S.A. de C.V. is Av. Paseo de la Reforma 222, piso 4, Col. Juarez, Alcaldía Cuautemoc, C.P. 06600 Mexico City, Mexico. And Afore Coppel S.A. de C.V. is the beneficial owner of 8.5% or 72,844,299, of our common shares. The principal business address of Afore Coppel, S.A. de C.V. is Av. Insurgentes No. 553, piso 6, Col. Escandón, Alcaldía Miguel Hidalgo, C.P. 11800, Mexico City, Mexico.
(4)This information is based solely on the Schedule 13G/A filed with the SEC on January 30, 2025 on behalf of GIC Private Limited (“GIC”). GIC is a fund manager and only has 2 clients - the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 51,439,560 securities beneficially owned by it. GIC shares power to vote and dispose of 10,710,985 securities beneficially owned by it with MAS. GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares. The address of the shareholder is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.
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
There were no significant related party transactions or balances during the years ended December 31, 2024, 2023, and 2022.
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
On March 23, 2021, our general ordinary and extraordinary shareholders’ meeting approved a dividend policy applicable for the years 2021 to 2026. This dividend policy consists of the distribution of up to 75% of our distributable profit each year. For purposes of this dividend policy, “distributable profit” means the profit (loss) before taxes each year, adjusted by non-cash items and certain budgeted capital expenses or investments for such purpose, that is, the profit (loss) before income taxes, adjusted by the addition or subtraction, as the case may be, of depreciation, exchange gain (loss) – net, gain (loss) on revaluation of investment property, other non-cash gains (losses), repayment of loans, income taxes paid, and the budgeted expenses for properties for the following year. All the dividends declared under this policy will be declared in U.S. dollars but will be paid in pesos using the exchange rate published by the Mexican Central Bank the day prior to the payment date. Upon approval, dividends are typically paid in four equal installments in April, July, October and January following the date of declaration by the shareholders meeting.

Payment of dividends could be limited by covenants in debt instruments we enter into in the future and by our subsidiaries’ ability to pay dividends, which may adversely affect our ability to make dividend payments. We declared aggregate dividend payments of US$ 64.7 million in 2024 (or US$ 0.074 per share) and US$ 60.3 million in 2023 (or US$ 0.089 per share) and US$ 57.4 (or US$ 0.084 per share) in 2022. In addition, on March 19, 2025 we declared a dividend payment of US$ 69.5 million (or US$ 0.081 per share) to be paid in four equal installments of US$ 17.3 million. Pursuant to Mexican law, in each case, the date of determination of each dividend payment (setting forth the amount and amount payable per share) is set six business days in Mexico prior to the date of the relevant payment and the record date to receive the dividend by our shareholders is one business day in Mexico before the applicable dividend payment date. The amount and payment of past dividends do not guarantee future dividends which, if any, will be subject to applicable law and will depend on a number of factors that may be considered by our board of directors and our shareholders, including our results of operations, financial condition, cash requirements, future prospects, taxes, and the terms and conditions of future debt instruments that may limit our ability to pay dividends.
B.    Signiﬁcant Changes.
Not applicable.
Item 9. The Oﬀer and Listing.
A. Oﬀer and listing details.
Not applicable.
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
See Exhibit 2.1 filed with this Annual Report.
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
•persons that are subject to the “applicable financial statement” rules under Section 451(b) of the Internal Revenue Code, as amended (the “Code”) ;
•entities or arrangements classified as partnerships for U.S. federal income tax purposes and their partners;
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
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of its partners will generally depend on the status of the partners and the activities of the partnership. Partnerships holding our common shares or our ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences to them of owning and disposing of our common shares or our ADSs.
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
Taxation of Distributions
The following is subject to the discussion below regarding the PFIC rules.
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
Subject to certain conditions and limitations concerning credits for non-U.S. income taxes, Mexican taxes withheld from dividends on common shares or ADSs (at a rate not exceeding the applicable Treaty rate, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, under certain Treasury regulations (the "Foreign Tax Credit Regulations"), in the absence of an election to apply the benefits of an applicable income tax treaty, in order for a tax to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Mexican income tax system meets all these requirements. However, the IRS released notices that indicate that the U.S. Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provide temporary relief from certain of their provisions for taxable years ending before the date the IRS issues a subsequent notice or other guidance withdrawing or modifying the temporary relief (or any later date specified in the relevant notice or guidance).U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a foreign tax credit, a U.S. Holder may be able to deduct Mexican withholding taxes in computing its taxable income, subject to generally applicable limitations under U.S. law, but in the case of an otherwise creditable Mexican withholding tax a U.S. Holder may only deduct such tax if it elects to do so with respect to all non-U.S. income taxes for the taxable year.
Sale or Other Disposition of Common Shares or ADSs
The following is subject to the discussion below regarding the PFIC rules.
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
The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to Mexican income taxes (if any) on gains from dispositions of the common shares or the ADSs if the U.S. Holder does not elect to apply the benefits of the Treaty. However, as discussed above, the IRS has released notices that provide relief from certain of the provisions of the Foreign Tax Credit Regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if the Foreign Tax Credit Regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to Mexican income tax (if any) on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming a foreign tax credit with respect to such taxes. If any Mexican taxes are imposed on disposition gains and are not creditable, it is possible that they may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders are advised to consult their tax advisers regarding the tax consequences if a Mexican tax is imposed on a disposition of our common shares or our ADSs, including the availability of the foreign tax credit or a deduction under their particular circumstances.
Passive Foreign Investment Company Rules
A non-U.S. corporation will be considered a PFIC for any taxable year in which, after applying certain look-through rules, (1) 75.0% or more of its gross income is “passive income” or (2) 50.0% or more (by average quarterly value) of its assets produce (or are held for the production of) passive income. Passive income generally includes interest, dividends, rents, royalties and certain gains. However, certain rental income derived in the active conduct of a trade or business ("active rental income") is not considered passive income.
Based on the manner in which we operate our business and the composition of our income and assets, we believe that we were not a PFIC for the 2024 taxable year. However, due to certain legal and factual uncertainties, it remains possible that we could be considered to be a PFIC for the 2024 taxable year or any subsequent taxable year. In particular, our PFIC status for any year is dependent upon the extent to which our lease revenue from our properties is considered active rental income under applicable rules (the "active rental income exception"). It is uncertain how to interpret certain aspects of the active rental income exception and how to apply it to our particular circumstances. Therefore, there is a risk that we will be a PFIC if the IRS successfully challenges the classification of certain of our income and assets as active (for example, if the IRS successfully asserts that the management and operational functions of our employees are not substantial and no other active rental exception applies). Furthermore, we will not take U.S. tax considerations into account for purposes of conducting our business and, therefore, we may become a PFIC if we change how we operate our business in the future in a manner that affects the application of the active rental income exception to us.
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
While we believe we were not a PFIC for the 2024 taxable year, it is possible that we could be considered to be a PFIC for the 2024 taxable year or any subsequent taxable year. A U.S. Holder holding common shares or ADSs in any taxable year in which we were or are a PFIC will generally be subject to adverse tax treatment as described above. Accordingly, U.S. Holders should consult their tax advisers regarding whether we are or have been a PFIC and the potential application of the PFIC rules to their investment in our common shares or our ADSs.
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
For purposes of this summary, an “International Holder” is a holder of the ADSs that is not (i) a resident of Mexico for tax purposes, under Mexican law or tax treaties to which Mexico is a party to and that are in effect, or (ii) a non-Mexican resident with a permanent establishment for tax purposes in Mexico to which income arising from the ADSs is attributable.
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
Dividends
Under the provisions of the Mexican Income Tax Law, dividends paid by us from distributable earnings that have not been subject to Mexican corporate income tax are subject to a tax at the corporate level payable by us (and not by stockholders). This corporate tax on the distribution of distributable earnings is not final for us, and may be credited by us against income tax payable during the fiscal year in which the tax was paid and for the following two fiscal years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to those earnings, are not subject to this corporate tax (i.e., dividends distributed from the cumulative after-tax earnings account, CUFIN per its acronym in Spanish).

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
As of December 31, 2024, we did not have any variable rate debt outstanding or interest rate swap contracts outstanding.
Foreign Exchange Risk
As of December 31, 2024 , 100% of our debt was denominated in U.S. dollars and 88.6% of our rental income was generated by lease agreements denominated in U.S. dollars, while certain of our operating costs were denominated in pesos. This exposes us to exchange rate risk. More importantly, we are exposed to foreign exchange risk as it pertains to WTN, our subsidiary whose functional currency is the peso. Fluctuations in exchange rates depend principally on national economic conditions, although general perceptions of emerging markets risk and global events, such as wars, recessions and crises, have in the past resulted in depreciation of currencies in emerging markets, such as Mexico. In addition, the Federal Government has in the past intervened and may continue to intervene in foreign exchange markets in the future.
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

For the Year Ended December 31,
2024
(millions of US$)
Profit or loss impact:
Peso – 10.0% appreciation – gain	(1.1)
Peso – 10.0% depreciation – loss	1.4
U.S. dollar – 10.0% appreciation – loss	(61.1)
U.S. dollar – 10.0% appreciation – gain	61.1
Item 12. Description of Securities Other than Equity Securities.
A. Debt Securities.
Not applicable.
B. Warrants and Rights.
Not applicable.
C. Other Securities.
Not applicable.
D. American Depositary Shares.
Citibank, N.A. (“Citibank”) acts as the depositary bank for our American Depositary Shares, or “ADSs.” Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. The depositary bank has appointed a custodian to safekeep the securities on deposit. In this case, the custodian is Banco Citi Mexico, S.A., I.B.M , a bank organized under the laws of the United Mexican States, located at Reforma 390, 6th Floor, Mexico, D.F., Mexico 6695. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs." Each ADS represents ten of our common shares.
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

During the year ended December 31, 2024, we received US$0.8 million from our depositary as reimbursements for expenses related to our ADR program.

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
Item 15. Controls and Procedures.
Disclosure Controls and Procedures
We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our principal executive and principal financial officer concluded that, as a result of the material weakness in our internal control over financial reporting described in Item 3.D. “Risk Factors – We have identified material weaknesses in our internal controls.”, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2024.
Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").
Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management, with the participation of our principal executive and principal financial officer, has evaluated the effectiveness of the internal controls over financial reporting as of December 31, 2024. Based upon that evaluation, our principal executive and principal financial officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described in Item 3.D. “Risk Factors – We have identified material weaknesses in our internal controls.”, the design and operation of our disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2024. The following material weaknesses were identified and included in management's assessment:(i) controls and monitoring activities that, although the majority were designed and implemented during the reporting period, certain of these controls were not effective throughout the entire year since their implementation concluded after the second quarter and testing took place during the third and fourth quarters, as well as insufficient controls and monitoring activities that, as of the reporting date, still had to be designed and implemented to ascertain whether the components of internal control are present and functioning; (ii) timely review and reconciliation of financial transactions and maintaining proper segregation of duties, including a lack of sufficiently skilled staff with the expertise to design, implement and execute a formal risk assessment process and formal accounting policies, procedures, and controls over accounting and financial reporting; and (iii) an inadequate segregation of duties and ineffective access management and change controls for relevant information systems were identified, along with insufficient monitoring of certain service organizations used by the Company to manage specific processes related to its information systems.

Notwithstanding, we also concluded that the material weakness did not result in any identified misstatements to the consolidated financial statements, and there were no changes to previously released financial results.
The assessment of our internal control over financial reporting as of December 31, 2024 has been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. affiliate of a member of Deloitte Touche Tohmatsu Limited, an independent registered public accounting firm, as stated in its report included herein.
Remediation Activities

Following identification of these material weaknesses, management has implemented modifications during the reporting period to better ensure that the Company has appropriate and timely reviews on all financial reporting analysis, has strengthened our internal control structure including our information technology, financial close and reporting and addressed our 59 most important business sub-processes. These sub-processes were selected based on a comprehensive methodology, emphasizing a materiality assessment to determine the significant accounts. During the reporting year the methodology has been improved to better align to reporting requirements. This approach is designed to directly address areas vital to maintaining the integrity and accuracy of our financial reporting, aligning with SOX compliance requirements. The material weakness in our internal control over financial reporting will not be considered remediated until these modifications are implemented, in operation for a sufficient period of time, tested, and concluded by management to be designed and operating effectively. In addition, as we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to address control deficiencies or determine to modify our remediation plan. Management will test and evaluate the implementation of these modifications to ascertain whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material misstatement in the Company’s financial statements. In the ongoing efforts to remediate identified weaknesses in our SOX compliance, the involvement of our Internal Audit department represents a strategic collaboration that ensures that the modifications to our internal controls are not only effectively implemented but also independently evaluated for both design and operational effectiveness. Vesta´s Internal Audit's expertise and insights, including more than 18 years of experience of our Director of Internal Audit, are instrumental in providing an added layer of assurance that these controls will offer reasonable protection against material misstatements in our financial statements.

The steps we took to address the deficiencies identified included:

1.improved monitoring activities by our audit committee over internal controls, including a quarterly committee wide in-depth review of both our remediation activities as well as the results of internal control testing, accompanied by frequent touchpoints with the audit committee chair;
2.in addition to training sessions for our audit committee and our employees on internal control topics and SOX compliance, we plan to schedule a lessons-learned workshop with our employees aimed at improving the efficiency of our internal controls;
3.we continue to engage external advisers to provide financial accounting and reporting assistance;
4.we continue to test our restructured accounting processes and revised organizational structures for efficiency and efficacy on accurate accounting and reporting;
5.we have hired additional experienced accounting and information technology personnel in our corporate office to enhance the application of accounting standards and technology protocols;

6.we are enhancing our information and communication processes through information technology solutions to ensure that information needed for financial reporting is accurate, complete, relevant and reliable, and communicated in a timely manner; and
7.we have engaged external advisers to evaluate and document the design and operating effectiveness of our internal control over financial reporting and assist with the remediation and implementation of our internal control function.

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

We and our Board treat the controls surrounding, and the integrity of, our financial statements with the utmost priority. Management is committed to the execution of remediation efforts to address control deficiencies and any other identified areas of risk. These remediation efforts are intended to both address the identified material weakness and to enhance our overall financial control environment. We are committed to maintaining a strong internal control environment, and we believe the measures described above will strengthen disclosure controls and procedures and our internal control over financial reporting and remediate the material weakness we have identified. Our remediation efforts implemented are maturing satisfactorily and internal controls design and implementation is revisited, as required, to meet our internal controls efficiently. As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to strengthen controls or to modify the remediation plan described above, which may require additional implementation time.
Attestation report of the registered public accounting firm.

Galaz, Yamazaki, Ruiz Urquiza, S. C., the independent registered certified public accounting firm who audited the Company’s consolidated financial statements included in this Form 20-F, has issued a report on the Company’s internal control over financial reporting, which is included herein.

Corporación Inmobiliaria Vesta, S. A. B. de C. V.

Report of Independent Registered Public Accounting Firm ICFR for the Year Ended December 31, 2024

Report Of Independent Registered Public Accounting Firm To the Board of Directors and Stockholders of Corporación Inmobiliaria Vesta, S. A. B. de C. V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Corporación Inmobiliaria Vesta, S. A. B. de C. V. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated April 21, 2025, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment: (i) controls and monitoring activities that, although the majority were designed and implemented during the reporting period, certain of these controls were not effective throughout the entire year since their implementation concluded after the second quarter and testing took place during the third and fourth quarters, as well as insufficient controls and monitoring activities that, as of the reporting date, still had to be designed and implemented to ascertain whether the components of internal control are present and functioning; (ii) timely review and reconciliation of financial transactions and maintaining proper segregation of duties, including a lack of sufficient skilled staff with the expertise to design, implement, and execute a formal risk assessment process and formal accounting policies, procedures, and controls over accounting and financial reporting; and (iii) an inadequate segregation of duties and ineffective access management and change controls for relevant information systems were identified, along with insufficient monitoring of certain service organizations used by the Company to manage specific processes related to its information systems. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2024, of the Company, and this report does not affect our report on such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Affiliate of a Member of Deloitte Touche Tohmatsu Limited

/s/ Galaz, Yamazaki, Ruiz Urquiza, S.C.

Mexico City, Mexico
April 21, 2025

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
Item 16B. Code of Ethics.
(a)    Code of Ethics and Business Conduct
Our Board of Directors has adopted a code of ethics and business conduct that applies to all of our employees, shareholders, directors, vendors, business partners and regulators, and is available for review on our corporate website. The development of our code of ethics and business conduct entailed a collaborative process that included the participation of representatives of our various interest groups. In addition, we established an Ethics Committee whose actions are guided by the principle of impartiality, to oversee the enforcement of our code of ethics and business conduct and its ongoing observance as a matter of everyday practice.
Our code of ethics and business conduct is subject to review every two years and we strive to provide our employees with adequate training to ensure that they are aware of and understand its contents and conduct themselves at all times in an honest, uncompromising, equitable, respectful and fair manner. Our code of ethics and business conduct serves as a tool for monitoring the conduct of our employees and others. The most recent workshop for the updating of our code of ethics and business conduct took place in the first quarter 2024.
We have also adopted and announced an anticorruption policy that is available for review on our corporate website.
Employee Hotline
We have retained an independent contractor to operate a hotline that our employees and others can use to report instances of misconduct. Our code of ethics and business conduct requires that we provide follow-up for every complaint and that we keep those complaints confidential.
Human Rights

We are committed to supporting and respecting the protection of human rights and we strive to have a positive impact within our sphere of influence, this commitment is in our Human Rights Policy. Our actions are based on the conviction that at the heart of our call for ethical conduct lies human dignity, and our code of ethics and business conduct constitutes a reaffirmation of our commitment to its respect. We subscribe to the United Nations Global Compact and support its Millennium Development Goals, including, in particular, the principles relating to the environment. And we have an Analysis of Human Rights risks and action strategies, this analysis included all the assets of the portfolio, Vesta’s offices and the activities of the tenants and suppliers in the value chain. We also carry out specific training on Human Rights for our suppliers.
Labor
As part of our corporate principles, our code of ethics and business conduct acknowledges that every person is worthy of respect and of being recognized as an end and as possessing inviolable dignity. We view this principle as the foundation of all standards of conduct and aim to establish stimulating and mutually beneficial relationships with each of our employees. Accordingly, we must at all times afford our respect to each of the individuals, groups and institutions with whom we come into contact, taking into consideration their ideas and contributions without regard to gender, age, social status, ethnicity, religion, nationality, sexual orientation, marital status, political affiliation or hierarchy.

Safety and Abolition of Child Labor

Through our Vice Presidents of new business and development, we incorporate adequate procedures in construction processes for our projects to ensure that those projects comply with all statutory safety standards and avoid the use of child labor. In our lease contracts, we have a specific clause regarding Human Rights. And we have a specific section in our Suppliers’ Code of Ethics where we promote and make our suppliers commit to complying with certain Human Rights.
Item 16C. Principal Accountant Fees and Services.
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Galaz, Yamazaki, Ruiz Urquiza, S.C., our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2024	2023	2022
	(MX pesos)
Audit fees(1)	11,602,568	15,391,686	28,702,851
Audit-related fees	-	432,105	100,000
Tax fees	297,950	284,602	269,000
All other related fees	-	146,691	-
Total	11,900,518	16,255,084	29,071,851
_________________
(1)Audit fees for years ended December 31, 2024, 2023 and 2022 were related to professional services provided for the interim review procedures and the audit of our consolidated financial statements included in our annual reports on Form 20-F, Form F-1 or services normally provided in connection with statutory engagements for those fiscal years.
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
All Other Fees
There were no other fees in 2022, 2023 and 2024.
Audit Committee Pre-Approval Policies and Procedures
Our Audit Committee is responsible for hiring, evaluating, compensating and supervising the work of our external auditor. All services that our external auditor performs for us have to be authorized by our Audit Committee before the performance of those services begins. The Audit Committee obtains a detail of the particular services to be provided and assess the impact of those services on the external auditor´s independence. In some instances, however, we may use the de minimis exception provided for in the SEC regulations for non-auditing services. In any case, those amounts have never constituted more than 5% of such services. In each such instance, we will inform our Audit Committee regarding, and present for ratification, such services at the next meeting of our Audit Committee.

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
Under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of 3 years after the date of the transaction in which the shareholder became an interested shareholder unless:

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
Item 16J. Insider trading policies
Insider Trading, Trading Restrictions and Disclosure Requirements
We have adopted an insider trading policy that applies to our officers, directors and relevant employees and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We intend to disclose future amendments to our insider trading policy on our website or in public filings. The information on our website is not incorporated by reference into this annual report on Form 20-F, and you should not consider information contained on our website to be a part of this annual report on Form 20-F. For a copy of our insider trading policy, please refer to exhibit 11.2 to this annual report.
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
Tender Offers
The Mexican Securities Market Law contains provisions relating to public tender offers in Mexico. According to the Mexican Securities Market Law, tender offers may be voluntary or mandatory. Both are subject to the prior approval of the CNBV and must comply with general legal and regulatory requirements. Any intended acquisition of a public company’s shares that results in the buyer owning 30.0% or more, but less than a percentage that would result in the buyer acquiring control of a company’s voting shares, requires the buyer to make a mandatory tender offer for the greater of (a) the percentage of the share capital intended to be acquired or (b) 10.0% of the company’s outstanding capital stock. Finally, any acquisition of a public company’s shares that is intended to obtain voting control, requires the potential buyer to make a mandatory tender offer for 100.0% of the company’s outstanding capital stock (however, under certain circumstances the CNBV may permit an offer for less than 100.0%). Any tender offer must be made at the same price to all shareholders and classes of shares, regardless of whether the shares are voting, limited voting or non-voting. Within 10 business days as of the date of initiation of the tender offer, the board of directors, with the advice of the corporate practices committee and, if desired, based upon a fairness opinion prepared by a third-party expert, must issue its opinion of any tender offer resulting in a change of control, which opinion refers to the fairness of the price offered and must take minority shareholder rights into account. The opinion is required to disclose any conflicts of interest that affect any of the members of the board of directors.
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

Item 16K. Cybersecurity.
At Vesta, cybersecurity risk management is an integral part of our enterprise-wide cybersecurity strategy, policy, standards, architecture and processes. We have developed our cybersecurity risk management program to align with industry best practices and the standards included in the National Institute of Standards and Technology (NIST) security framework. This includes threats and incidents associated with the use of applications developed and services provided by third-party service providers, and facilitates coordination across different departments of our company. We have partially integrated this framework to include the use of automated tools to minimize the risk of phishing, malware, spam and other threats by filtering electronic communications to detect and quarantine suspicious communications, including those with attachments, hyperlinks, and other suspicious features; flagging these for analysis and review by the cybersecurity team, which uses third-party databases provided by Shield Force for suspicious servers, certificates, IP addresses and others to determine if the flagged communication should be eliminated or further analyzed with specific users.

A thorough analysis and update of our cybersecurity policies was also carried out. This process included a detailed review of existing regulations, the identification of areas for improvement, and incorporation of industry best practices; Upon completion of this review, the updated policies were submitted for approval and authorization by the relevant governing bodies. Finally, the new cybersecurity policies were officially published within the organization and are now in effect, thus ensuring a robust and up-to-date framework for the protection of our digital assets and the mitigation of cyber risks.

We engaged Shield Force, a third-party provider of offensive, defensive, protective and preventive cybersecurity solutions in Mexico, in connection with filtering suspicious emails and antivirus services for performing specific projects on vulnerability testing on our network, systems, hardware and software. We have worked for more than five years with Shield Force and have performed internal testing of their licenses, obtaining evidence of their technical capacity and expertise as a cybersecurity vendor. Shield Force’s analysts are in constant communication with our cybersecurity team, for alerts and incident reporting, and they prepare a monthly summary report for us; additionally, once a year, with the support of Shield Force, we obtain a Vulnerability Testing Report of our internal network to improve our security posture.

We are also in the process of developing a control to evaluate the design and operational effectiveness of Oracle’s internal controls by analyzing its System and Organization Controls report (SOC 1 Type II) which is analyzed by our Cybersecurity Manager to evaluate the organizational structure providing these services. Any deficiency or unexpected item in such report, inconsistent with our day-to-day interactions, is discussed with our R&D director or with the board of directors, when appropriate, to determine any further actions we should take. In addition, our strategy includes a security awareness program, which includes a monthly communication strategy and in 2025 will be reinforced with training and awareness courses for the entire company. These efforts reinforce our information technology risk and security management policies, standards and practices, as well as the expectation that employees comply with these policies. The security awareness program engages personnel through video training on how to identify potential cybersecurity risks and protect our resources and information. Finally, our privacy program requires all employees to take periodic awareness training on data privacy. This privacy-focused training includes information about confidentiality and security, as well as responding to unauthorized access to, or use of, information. Vesta has implemented a robust multi-factor authentication (MFA) protocol across its core applications, notably encompassing the financial reporting sector where it safeguards sensitive data systems.

A significant effort has been invested in designing, developing, and implementing specific controls to guarantee compliance with the Sarbanes-Oxley Act (SOX). This process has involved close collaboration between various departments to identify and mitigate risks, as well as to establish procedures and practices that ensure the integrity and transparency of our financial reports. The implemented controls are intended to not only meet regulatory requirements but also strengthen our IT and corporate governance, boosting investor and stakeholder confidence.
Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to a dedicated Cybersecurity Manager. We have formulated reporting mechanisms for cybersecurity risk status to be reported to the board of directors and the audit committee, which include, among other things, reviewing our enterprise cybersecurity strategy and framework, including our assessment of cybersecurity threats and risk, data security programs, and our management and mitigation of cybersecurity and information technology risks and potential breach incidents; such reporting has been partially implemented and further enhancements will be introduced throughout 2025.
We also employ a cybersecurity manager with over a decade of experience in executing information security initiatives, including risk assessments, threat mitigation, and implementation of security controls aligned with industry standards. He holds a Master's degree in Digital Risks and Cybersecurity and engages in ongoing professional development. Additionally, he has undertaken advanced training in various cybersecurity and IT domains. His technical expertise and strategic insights support the operations of our technology department and inform regular reporting to the Board of Directors.
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

Additionally, our investment properties are included as a supplement on Schedule III - Schedule of Real Estate as of December 31, 2024 prepared in accordance with Rule 12-28 of Regulation S-X.
Item 19. Exhibits.
The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1
Amended and Restated Bylaws of Corporación Inmobiliaria Vesta, S.A.B. de C.V., dated March 21, 2024 (English translation) (incorporated herein by reference to Exhibit 1.1 to our annual report on Form 20-F (File No. 001-41730 filed with the SEC on April 19, 2024).

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
4.7
Forms of 5.18% Series C Senior Notes due June 14, 2029 and 5.28% Series D Senior Notes due June 14, 2031 (incorporated herein by reference to Exhibit 4.9 to the Company’s Registration Statement on Form 20-F (File No. 333-272532 filed with the SEC on June 8, 2023)).

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

4.9#
Credit Agreement dated as of December 17, 2024 among Corporación Inmobiliaria Vesta S.A.B de C.V. as borrower, various financial institutions and other persons from time to times parties to the agreement, as lenders, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México as administrative agent, BBVA Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Mexico, as Sustainability Agent, and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, Citigroup Global Markets Inc, Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, as Joint Lead Arrangers and Joint Bookrunners with International Finance Corporation as Sustainability Coordinator and Parallel Lender.

4.10#	Loan Agreement dated as of December 17, 2024 between Corporación Inmobiliaria Vesta, S.A.B. de C.V. and International Finance Corporation.
8.1	List of the subsidiaries of the registrant.
11.1	English translation of the Code of Ethics
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 99.4 to our annual report on Form F-1 (File No. 001-41730 filed with the SEC on April 19, 2024).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
15.1	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C., independent registered public accounting firm for Corporación Inmobiliaria Vesta, S.A.B. de C.V.
97.1	Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to our annual report on Form F-1 (File No. 001-41730 filed with the SEC on April 19, 2024).
99.1	Consent of Cushman & Wakefield, S. de R.L. de C.V.
99.2	Consent of LaSalle Partners, S. de R.L. de C.V.
99.3	Consent of CBRE, S.A. de C.V.
_________________
# Portions of this exhibit have been omitted as the Company has determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the Company customarily and actually treats as private or confidential.

SIGNATURES
The registrant hereby certiﬁes that it meets all of the requirements for ﬁling on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Sottil Achutegui
	Name:	Juan Sottil Achutegui
	Title:	Chief Financial Officer
Date: April 21, 2025

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Financial Statements for the Years Ended December 31, 2024, 2023 and 2022, and Report of Independent Registered Public Accounting Firm Dated April 21, 2025.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Report of Independent Registered Public Accounting Firm and
Consolidated Financial Statements for December 31, 2024, 2023 and 2022

Corporación Inmobiliaria Vesta, S. A. B. de C. V.

Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2024

Report Of Independent Registered Public Accounting Firm To The Board Of Directors and Stockholders of Corporación Inmobiliaria Vesta, S. A. B. de C. V.

Opinion on the Consolidated Financial Statements

We have audited accompanying consolidated statements of financial position of Corporación Inmobiliaria Vesta, S. A. B. de C. V. and subsidiaries (the “Company”) as of December 31, 2024, 2023, and 2022, the related consolidated statements of profit and other comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years then ended, and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023, and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2025, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value of investment properties — Refer to Notes 4 and 8 to the consolidated financial statements

Critical Audit Matter Description

The Company engages external appraisers to assist with the determination of the fair value of the investment properties. The external appraisers use the cash flows approach, replacement cost approach and income cap rate approach. In determining the fair value, the external appraisers also consider factors and assumptions such as discount rates, exit cap rates, long-term net operating income, inflation rates, absorption periods and market rents. Any gains or losses resulting from changes in fair value are recognized in profit or loss in the period in which they occur.

We identified the fair value of investment properties as a critical audit matter because the fair value determination requires management to make significant estimates related to assumptions such as market rents, discount rates, and exit cap rates. Performing audit procedures to evaluate the reasonableness of these assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to test future expected market rents, discount rates and exit cap rates used to determine the fair value of investment properties included the following, among others:

•We obtained an understanding of the Company's methodology for determining the fair value of its investment properties.

•We selected a sample of investment properties to test the Company’s fair value determinations.

•For selected investment properties, we performed testing procedures on the valuation, including, but not limited to, involving our fair value specialists to test the methodologies used and key factors and assumptions in the investment property appraisal, focusing on market rents, discount rates, and exit cap rates. Based on this information, our fair value specialists calculated independent fair value ranges and compared them to the values determined by the Company to assess the reasonability of the fair value.

•Lastly, we conducted site visits to validate the existence of the sample investment properties selected for testing.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Affiliate of a Member of Deloitte Touche Tohmatsu Limited

/s/ Galaz, Yamazaki, Ruiz Urquiza, S.C.

Mexico City, Mexico
April 21, 2025

We have served as the Company’s auditor since 2009.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2024, 2023 and 2022
(In U.S. dollars)

	Notes	December 31, 2024	December 31, 2023	December 31, 2022
Assets

Current assets:
Cash, cash equivalents and restricted cash	5	$184,120,894	$501,166,136	$139,147,085
Recoverable taxes	6	52,832,645	33,864,821	30,088,473
Operating lease receivables- Net	7	4,681,020	10,100,832	7,690,195
Prepaid expenses and other current assets	7.vi	2,119,545	21,299,392	25,308,351
Total current assets		243,754,104	566,431,181	202,234,104

Non-current assets:
Investment properties	8	3,696,768,269	3,212,164,164	2,738,465,276
Office furniture – Net		2,386,285	2,541,990	1,437,981
Right-of-use asset – Net	9	533,792	834,199	1,417,945
Security deposits paid, restricted cash and others		14,504,984	10,244,759	9,601,094
Total non-current assets		3,714,193,330	3,225,785,112	2,750,922,296

Total assets		$3,957,947,434	$3,792,216,293	$2,953,156,400

Liabilities and stockholders’ equity

Current liabilities:
Current portion of long-term debt	10	$49,856,047	$69,613,002	$4,627,154
Lease liabilities - short term	9	408,373	607,481	606,281
Accrued interest		2,911,864	3,148,767	3,847,752
Accounts payable	3.f	14,194,300	13,188,966	16,628,788
Income tax payable		646,812	38,773,726	14,824,658
Accrued expenses and taxes		6,637,354	7,078,988	5,154,626
Dividends payable	12.4	16,171,622	15,155,311	14,358,194
Total current liabilities		90,826,372	147,566,241	60,047,453

Non-current liabilities:
Long-term debt	10	797,194,627	845,573,752	925,872,432
Lease liabilities - long term	9	149,743	290,170	897,658
Security deposits received		27,409,380	25,680,958	18,333,119
Long-term payable	3.f	—	7,706,450	7,889,937
Employee benefits	11	2,240,425	1,519,790	348,280
Deferred income taxes	18.3	442,842,704	276,910,507	299,979,693
Total non-current liabilities		1,269,836,879	1,157,681,627	1,253,321,119

Total liabilities		1,360,663,251	1,305,247,868	1,313,368,572

	Notes	December 31, 2024	December 31, 2023	December 31, 2022

Litigation and other contingencies	20

Stockholders’ equity:
Capital stock	12	585,487,257	591,600,113	480,623,919
Additional paid-in capital	12.3	905,722,252	934,944,456	460,677,234
Retained earnings		1,148,396,077	989,736,218	733,405,749
Share-based payments reserve		3,884,108	3,732,350	5,984,051
Foreign currency translation reserve		(46,205,511)	(33,044,712)	(40,903,125)

Total stockholders’ equity		2,597,284,183	2,486,968,425	1,639,787,828

Total liabilities and stockholders’ equity		$3,957,947,434	$3,792,216,293	$2,953,156,400
See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Statements of Profit and Other Comprehensive Income (Loss)
For the years ended December 31, 2024, 2023 and 2022
(In US dollars)

	Notes	December 31, 2024	December 31, 2023	December 31, 2022
Revenues:
Rental income	13	$251,950,504	$213,448,296	$178,025,461
Management fees		376,618	1,019,316	—
		252,327,122	214,467,612	178,025,461

Property operating costs related to properties that generated rental income	14.1	(21,244,160)	(13,476,324)	(8,940,789)
Property operating costs related to properties that did not generate rental income	14.1	(3,348,273)	(4,763,398)	(2,482,605)
General and administrative expenses	14.2	(34,178,243)	(31,719,895)	(24,414,428)

Interest income		15,185,565	9,414,027	2,640,687
Other income	15	4,307,956	5,138,158	1,330,853
Other expenses	16	(5,152,385)	(3,037,113)	(373,991)
Finance cost	17	(44,261,390)	(46,306,975)	(46,396,156)
Exchange gain (loss)- net		(10,837,867)	8,906,782	1,939,848
(Loss) gain on sale of investment property – net		2,617,233	(461,600)	5,027,826
Gain on revaluation of investment properties	8	270,747,661	243,459,821	185,491,518

Profit before income taxes		426,163,219	381,621,095	291,848,224

Current income tax expense	18.1	(31,892,785)	(91,953,099)	(41,981,391)
Deferred income tax benefit (expense)	18.1	(170,924,088)	26,969,516	(6,242,079)
Total income tax expense		(202,816,873)	(64,983,583)	(48,223,470)

Profit for the year		223,346,346	316,637,512	243,624,754

Other comprehensive income (loss) - net of tax:
Items that may be reclassified subsequently to profit - Fair value gain on derivative instruments	19	-	-	—
Exchange differences on translating other functional currency operations		(13,160,799)	7,858,413	8,923,264
Total other comprehensive income (loss)		(13,160,799)	7,858,413	8,923,264

Total comprehensive income for the year		$210,185,547	$324,495,925	$252,548,018

Basic earnings per share	12.5	$0.2563	$0.4183	$0.3569
Diluted earnings per share	12.5	$0.2529	$0.4118	$0.3509
See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2024, 2023 and 2022
(In US dollars)

	Capital Stock	Additional Paid in Capital	Retained Earnings	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Valuation of Derivative financial instruments	Total Stockholders’ Equity

Balances as of January 1, 2022	$482,858,389	$466,230,183	$547,213,771	$7,149,453	$(49,826,389)	$-	$1,453,625,407

Equity issuance						-	-
Share-based payments	-	-	-	6,650,487	-	-	6,650,487
Vested shares	2,014,895	5,800,994	-	(7,815,889)	-	-	-
Dividends declared	-	-	(57,432,776)	-	-	-	(57,432,776)
Comprehensive income (loss)	-	-	243,624,754	-	8,923,264	-	252,548,018

Balances as of December 31, 2022	480,623,919	460,677,234	733,405,749	5,984,051	(40,903,125)	-	1,639,787,828

Share-based payments	-	-	-	8,001,830	-	-	8,001,830
Vested shares	2,204,586	8,048,945	-	(10,253,531)	-	-	-
Dividends declared	-	-	(60,307,043)	-	-	-	(60,307,043)
Repurchase of shares						-	-
Comprehensive income (loss)	-	-	316,637,512	-	7,858,413	-	324,495,925

Balances as of December 31, 2023	591,600,113	934,944,456	989,736,218	3,732,350	(33,044,712)	-	2,486,968,425

Equity issuance							-
Share-based payments	-	-	-	8,982,488	-	-	8,982,488
Vested shares	2,475,270	6,355,460	-	(8,830,730)	-	-	-
Dividends declared	-	-	(64,686,487)	-	-	-	(64,686,487)
Repurchase of shares	(8,588,126)	(35,577,664)	-	-	-	-	(44,165,790)
Comprehensive income (loss)	-	-	223,346,346	-	(13,160,799)	-	210,185,547

Balances as of December 31, 2024	$585,487,257	$905,722,252	$1,148,396,077	$3,884,108	$(46,205,511)	$-	$2,597,284,183

See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023 and 2022
(In US dollars)

	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from operating activities:
Profit before income taxes	$426,163,219	$381,621,095	$291,848,224
Adjustments:
Depreciation	753,034	974,291	901,492
Right-of-use depreciation	662,992	603,782	562,428
Gain on revaluation of investment properties	(270,747,661)	(243,459,821)	(185,491,518)
Unrealized effect of foreign exchange rates	(2,322,932)	(1,048,369)	(1,939,848)
Interest income	(15,185,565)	(9,414,027)	(2,640,687)
Interest expense	41,939,489	44,335,420	44,852,043
Amortization of debt issuance costs	2,321,901	1,971,555	1,544,113
Expense recognized in respect of share-based payments	8,982,488	8,001,830	6,650,487
(Gain) loss on sale of investment properties	(2,617,233)	461,600	(5,027,826)
Employee benefits and pension costs	720,635	1,171,510	348,280
Income tax benefit from equity issuance costs	-	8,307,906	-
Working capital adjustments:
(Increase) decrease in:
Operating lease receivables – Net	5,419,812	(2,410,637)	1,348,952
Recoverable taxes	(18,967,824)	(3,776,348)	(10,710,911)
Security deposits paid and others	457,961	(1,138,296)	1,909,607
Prepaid expenses and other current assets	19,179,847	4,008,959	(17,338,623)
Increase (decrease) in:
Accounts payable	(8,512,107)	3,258	(1,619,312)
Accrued expenses and taxes	(441,625)	1,924,362	(10,091,530)
Security deposits received	1,728,422	7,347,839	2,464,415
Interest received	15,185,565	9,414,027	2,640,687
Income taxes paid	(75,011,590)	(64,103,701)	(54,995,605)
Net cash generated by operating activities	129,708,828	144,796,235	65,214,868

Cash flows from investing activities:
Purchases of investment properties	(231,137,856)	(263,051,665)	(269,222,961)
Sale of investment properties	5,070,000	42,057,500	7,285,242
Purchases of office furniture and vehicles	(597,329)	(2,078,300)	(219,884)
Net cash (used in) generated by investing activities	(226,665,185)	(223,072,465)	(262,157,603)

Cash flows from financing activities:
Interest paid	(42,087,710)	(45,034,414)	(44,844,370)
Loans paid	(69,613,005)	(16,789,756)	-
Costs of debt issuance	(5,563,162)	-	(1,667,278)
Dividends paid	(63,670,176)	(59,509,926)	(57,018,815)
Repurchase of treasury shares	(44,165,790)	-	(15,603,308)
Equity issuance proceeds	-	594,375,000	-
Equity issuance costs paid	-	(27,693,021)	-
Payment of lease liabilities	(790,811)	(606,279)	(647,961)
Net cash generated by (used in) financing activities	(225,890,654)	444,741,604	(119,781,732)

Effects of exchange rate changes on cash	5,801,769	(4,446,323)	3,050,420

	December 31, 2024	December 31, 2023	December 31, 2022
Net (decrease) increase in cash, cash equivalents and restricted cash	(317,045,242)	362,019,051	(313,674,047)

Cash, cash equivalents and restricted cash at the beginning of year	501,901,448	139,882,397	453,556,444

Cash, cash equivalents and restricted cash at the end of year - Note 5	$184,856,206	$501,901,448	$139,882,397
See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A.B. de C. V. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2024, 2023 and 2022
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
1.1Significant events

Global Syndicated Sustainable Credit Facility

On December 18, 2024, Vesta closed a $545,000,000 Global Syndicated Sustainable Credit Facility (the "Facility") comprised of a $345,000,000 term loan available through two tranches, for three and five years, with an 18-month availability period and a $200,000,000 Revolving Credit Facility, substituting the Company’s prior $200,000,000 in-place un-drawn Revolving Credit Facility. The International Finance Corporation (IFC), BBVA, Citigroup, and Santander acted as Joint Lead Arrangers of the transaction The Credit Facility are subject to a sustainability pricing adjustment to the applicable margins. Vesta paid debt issuance costs in an amount of $5,563,162. As of December 31, 2024, no amount has been borrowed yet.

The Follow-On Offering

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

The Offerings

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
Sustainability linked revolving credit facility

On September 1, 2022, Vesta announced a new $200,000,000 sustainability linked revolving credit facility with various financial institutions. As a part of such revolving credit, Vesta paid debt issuance costs in an amount of $1,339,606. The revolving credit facility was replaced on December 18, 2024, by the aforementioned Global Syndicated Sustainable Credit Facility.

2.Adoption of new and revised International Financial Reporting Standards

Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures titled Supplier Finance Arrangements

The Entity has adopted the amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures titled Supplier Finance Arrangements for the first time in the current year.

The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 is amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

The amendments contain specific transition provisions for the first annual reporting period in which the group applies the amendments. Under the transitional provisions an entity is not required to disclose:

•comparative information for any reporting periods presented before the beginning of the annual reporting period in which the entity first applies those amendments.

•the information otherwise required by IAS 7:44H(b)(ii)–(iii) as at the beginning of the annual reporting period in which the entity first applies those amendments.

In the current year, the group has applied a number of amendments to IFRS Accounting Standards issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2024. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current
The Entity has adopted the amendments to IAS 1, published in January 2020, for the first time in the current year.

The amendments affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

Vesta has adopted the amendments to IAS 1 for the first time as of January 1, 2024. The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current
The Entity has adopted the amendments to IAS 1, published in November 2022, for the first time in the current year.

The amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant is assessed only after the reporting date (e.g. a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date).

The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

Amendments to IFRS 16 Leases—Lease Liability in a Sale and Leaseback
The Entity has adopted the amendments to IFRS 16 for the first time in the current year.

The amendments to IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognize a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date.

The amendments do not affect the gain or loss recognized by the seller-lessee relating to the partial or full termination of a lease. Without these new requirements, a seller-lessee may have recognized a gain on the right of use it retains solely because of a remeasurement of the lease liability (for example, following a lease modification or change in the lease term) applying the general requirements in IFRS 16. This could have been particularly the case in a leaseback that includes variable lease payments that do not depend on an index or rate.

As part of the amendments, the IASB amended an Illustrative Example in IFRS 16 and added a new example to illustrate the subsequent measurement of a right-of-use asset and lease liability in a sale and leaseback transaction with variable lease payments that do not depend on an index or rate. The illustrative examples also clarify that the liability that arises from a sale and leaseback transaction that qualifies as a sale applying IFRS 15 is a lease liability.

A seller-lessee applies the amendments retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application, which is defined as the beginning of the annual reporting period in which the entity first applied IFRS 16.

New and revised IFRS Standards issued but not yet effective
At the date of authorization of these consolidated financial statements, the Entity has not applied the following new and amended IFRS Standards that have been issued but are not yet effective:

Amendments to IAS 21	Lack of Exchangeability

IFRS 18	Presentation and Disclosures in Financial Statements

IFRS 19	Subsidiaries without Public Accountability: Disclosures
(1)Effective for annual periods beginning on January 1, 2024
(2)Effective for annual periods beginning on January 1, 2025

The directors do not expect the adoption of the aforementioned standards to have a significant impact on the financial statements in future periods, except as indicated below:
Amendments to IAS 21 Effects of Changes in Foreign Currency Rates – Lack of Exchangeability

The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

The amendments state that a currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

An entity assesses whether a currency is exchangeable into another currency at a measurement date and for a specified purpose. If an entity is able to obtain no more than an insignificant amount of the other currency at the measurement date for the specified purpose, the currency is not exchangeable into the other currency.

The assessment of whether a currency is exchangeable into another currency depends on an entity’s ability to obtain the other currency and not on its intention or decision to do so.

When a currency is not exchangeable into another currency at a measurement date, an entity is required to estimate the spot exchange rate at that date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions.

The amendments do not specify how an entity estimates the spot exchange rate to meet that objective. An entity can use an observable exchange rate without adjustment or another estimation technique. Examples of an observable exchange rate include:

•a spot exchange rate for a purpose other than that for which an entity assesses exchangeability.
•the first exchange rate at which an entity is able to obtain the other currency for the specified purpose after exchangeability of the currency is restored (first subsequent exchange rate).

An entity using another estimation technique may use any observable exchange rate—including rates from exchange transactions in markets or exchange mechanisms that do not create enforceable rights and obligations—and adjust that rate, as necessary, to meet the objective as set out above.

When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, the entity is required to disclose information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments add a new appendix as an integral part of IAS 21. The appendix includes application guidance on the requirements introduced by the amendments. The amendments also add new Illustrative Examples accompanying IAS 21, which illustrate how an entity might apply some of the requirements in hypothetical situations based on the limited facts presented.

In addition, the IASB made consequential amendments to IFRS 1 to align with and refer to the revised IAS 21 for assessing exchangeability.

The amendments are effective for annual reporting periods beginning on or after 1 January 2025, with earlier application permitted. An entity is not permitted to apply the amendments retrospectively. Instead, an entity is required to apply the specific transition provisions included in the amendments.

The directors of the Entity anticipate that the application of these amendments may not have an impact on the Entity´s consolidated financial statements in future periods.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 Earnings per Share.

IFRS 18 introduces new requirements to:

•present specified categories and defined subtotals in the statement of profit or loss
•provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements
•improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

The directors of the Entity anticipate that the application of these amendments may not have an impact on the Entity´s consolidated financial statements in future periods.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

IFRS 19 permits an eligible subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements.

A subsidiary is eligible for the reduced disclosures if it does not have public accountability and its ultimate or any intermediate parent produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

IFRS 19 is optional for subsidiaries that are eligible and sets out the disclosure requirements for subsidiaries that elect to apply it.

An entity is only permitted to apply IFRS 19 if, at the end of the reporting period:

•it is a subsidiary (this includes an intermediate parent)
•it does not have public accountability, and
•its ultimate or any intermediate parent produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

A subsidiary has public accountability if:

• its debt or equity instruments are traded in a public market or it is in the process of issuing such instruments for trading in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local and regional markets),

or

•it holds assets in a fiduciary capacity for a broad group of outsiders as one of its primary businesses (for example, banks, credit unions, insurance entities, securities brokers/dealers, mutual funds and investment banks often meet this second criterion).

Eligible entities can apply IFRS 19 in their consolidated, separate or individual financial statements. An eligible intermediate parent that does not apply IFRS 19 in its consolidated financial statement may do so in its separate financial statements.

The new standard is effective for reporting periods beginning on or after 1 January 2027 with earlier application permitted.

If an entity elects to apply IFRS 19 for a reporting period earlier than the reporting period in which it first applies IFRS 18, it is required to apply a modified set of disclosure requirements set out in an appendix to IFRS 19. If an entity elects to apply IFRS 19 for an annual reporting period before it applied the amendments to IAS 21, it is not required to apply the disclosure requirements in IFRS 19 with regard to Lack of Exchangeability.

The directors of the company do not anticipate that IFRS 19 will be applied for purposes of the consolidated financial statements of the Entity.

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

	Ownership percentage
Subsidiary/Entity	December 31, 2024	December 31, 2023	December 31, 2022	Activity

QVC, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
QVC II, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Baja California, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Bajío, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Querétaro, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Proyectos Aeroespaciales, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta DSP, S. de R. L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Management, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Provides specialized administrative services
Servicio de Administración y Mantenimiento Vesta, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Provide specialized administrative services
Enervesta, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Provides administrative services to the Entity
Trust CIB 2962	(1)	(1)	(1)	Vehicle to distribute shares to employees under the Long-Term Incentive plan.
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

e.Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

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
Despite the foregoing, the Entity may make the following irrevocable election / designation at initial recognition of a financial asset:
•The Entity may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met; and
•The Entity may irrevocably designate a debt investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.
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
The amortized cost of a financial asset is the amount at which the financial asset is measured on initial recognition minus repayments of principal, plus the accumulated amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting any provision for loss allowance.

Interest income is recognized using the effective interest method for debt instruments subsequently measured at amortized cost and at FVTOCI. For financial assets other than purchased or originated credit impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently suffered impairment of credit (see below). For financial assets that have subsequently credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset. If, in subsequent reporting periods the credit risk in the credit-impaired financial instrument improves, so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset.
Interest income is recognized as realized in the consolidated statements of profit and other comprehensive income (loss) and is included in the interest income line item.
Foreign exchange gains and losses
The carrying amount of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the exchange rate at the end of each reporting period.
For financial assets measured at amortized cost that are not part of a designated hedging relationship, exchange differences are recognized in exchange gain (loss) -net in the statement of profit and other comprehensive income (loss).
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
Derecognition of financial assets
The Entity derecognizes a financial asset only when the contractual rights to the cash flows expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Entity does not transfer or retain substantially all the risks and benefits of ownership and continues to control the transferred asset, the Entity recognizes its retained interest in the asset and an associated liability for the amounts due. If the Entity retains substantially all the risks and benefits of ownership of a transferred financial asset, the Entity continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
Upon derecognition of a financial asset measured at amortized cost, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. In addition, when an investment in a debt instrument classified as FVTOCI is written off, the accumulated gain or loss previously accumulated in the investment revaluation reserve is reclassified to profit or loss. In contrast, in the derecognition of an investment in a capital instrument that the Entity chose in the initial recognition to measure at FVTOCI, the accumulated gain or loss previously accumulated in the investment revaluation reserve is not reclassified to profit or loss; but is transferred to retained earnings.
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
The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and expenses paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

Foreign exchange gains and losses

For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments. These foreign exchange gains and losses are recognized in the ‘exchange (loss) gain - net’ line item in profit or loss for financial liabilities.

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

Financial liabilities linked to a sustainability factor

For sustainability-linked bonds or credit facilities, where compliance with a sustainability factor results in a decrease in the contractual interest rate, the Entity assesses whether the contractual linkage of the interest amount to such sustainability factor meets the definition of an embedded derivative that needs to be bifurcated from the host contract and accounted for separately. To make this assessment, the Entity analyzes whether the sustainability factor is a financial or non-financial variable, which is determined by the impact of such variable on the Entity’s own credit risk.
For instruments where the sustainability factor is a financial variable, the Entity has determined that the definition of an embedded derivative is met. However, the economic characteristics and risks of the embedded derivative are deemed to be closely related to the host contract, and therefore, it is not bifurcated. When there are changes in cash flows resulting from changes in interest rates caused by the sustainability factor, the Entity revises the future cash flows and adjusts the effective interest rate accordingly, having no impact on profit or loss.
For instruments where the sustainability factor is a non-financial variable, the Entity has determined that the definition of an embedded derivative is not met. When there are changes in cash flows resulting from changes in interest rates caused by the sustainability factor, the Entity revises the future cash flows and discounts them using the original effective interest rate. The difference between the carrying amount before the change and the remeasured carrying amount is recognized immediately in profit or loss

The balance as of December 31, 2024, 2023 and 2022 of short-term accounts payables was:

	December 31, 2024	December 31, 2023	December 31, 2022

Construction in-progress (1)	$1,622,188	$6,421,225	$13,369,927
Land (2)	7,431,219	275,230	366,975
Existing properties	4,217,995	5,107,983	2,239,163
Others accounts payables	922,898	1,384,528	652,723

	$14,194,300	$13,188,966	$16,628,788
(1)At the end of fiscal year December 31, 2024, 2023, and 2022 the Entity began the construction of twelve, ten and six investment properties, respectively. The amount represents the advances according to the construction contract, which will be paid settled during the first quarter of the following year.
(2)During the third quarter of 2022 the Entity acquired a land reserve and signed promissory agreements for a total of $8,256,912 to be paid on quarterly installments of $91,744 starting March 2023 plus a final payment of $7,431,218 in June 2025; the long-term payable portion as of December 31, 2023 and December 31, 2022 is $$7,706,450 and $7,889,937, respectively. As of December 31, 2024, the remaining amount of $7,431,219 is classified as a short-term liability.
g.Cash and cash equivalents
Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, maturing within three months as of their acquisition date, which are subject to an insignificant risk of changes in value. Cash is carried at nominal value and cash equivalents are valued at fair value; any fluctuations in value are recognized in interest income of the period. Cash equivalents are represented mainly by investments in treasury certificates (CETES) and money market funds.
h.Restricted cash and security deposits
Restricted cash represents cash and cash equivalents balances held by the Entity that are only available for use under certain conditions pursuant to the long-term debt agreements entered into by the Entity (as discussed in Note 10). These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled, whereby the short-term restricted cash balance was classified within current assets under cash and cash equivalents and the long-term restricted cash was classified within security deposits made.
During December 31, 2022, the Entity paid $7.5 million to Scotiabank for the issuance of letters of credit for the National Control Energy Center (CENACE, for its acronym in Spanish) in connection to the Aguascalientes and Querétaro projects, in exchange of a guarantee. This amount will be paid back to the Entity once the project investment conditions are met.
i.Investment properties
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
An investment property is derecognized upon sale or when the investment property is permanently withdrawn from use and no future economic benefits are expected to be received from such investment property. Any gain or loss arising on derecognition of the property (calculated as the difference between the net sale proceeds and the carrying amount of the asset) is included in gain or loss on sale of investment properties in the period in which the property is derecognized.
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
Rights-of-use assets consist of the initial measurement of the corresponding lease liability, the lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs. Subsequent valuation is cost less accumulated depreciation and impairment losses.
If the Entity incurs an obligation arising from the costs of dismantling and removing a leased asset, restoring the place in which it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease, a provision measured in accordance with IAS 37 should be recognized. To the extent that the costs are related to a rights of use asset, the costs are included in the related rights of use asset.
Right-of-use assets are depreciated over the shorter period between the lease period and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use reflects that the Entity expects to exercise a purchase option, the right-of-use asset is depreciated over its useful life of the underlying asset. The depreciation starts at commencement date of the lease.
Right-of-use assets are presented as a separate concept in the consolidated statement of financial position.
The Entity applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss.
Leases with variable income that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset . The related payments are recognized as an expense in the period in which the event or condition that triggers the payments occurs and are included in the concept of “Other expenses” in the consolidated statement of profits and other comprehensive income (loss).
As a practical expedient, IFRS 16 permits a lessee not to separate the non-lease components and instead account for any lease and associated non-lease components as a single arrangement. The Entity has not used this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Entity assigns the consideration of the contract to each lease component on the basis of the relative selling price method independent of the lease component and aggregate stand-alone relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.
k.Foreign currencies
The U.S. dollar is the functional currency of Vesta and all of its subsidiaries except for WTN Desarrollos Inmobiliarios de México, S. de R. L. de C. V. (“WTN”), which considers the Mexican peso as its functional currency and is considered as a “foreign operation” under IFRS. However, Vesta and its subsidiaries keep their accounting records in Mexican pesos. In preparing the financial statements of each individual entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the exchange rates in effect on the dates of each transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the exchange rates in effect at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the exchange rates in effect on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.
For the purposes of presenting consolidated financial statements, the assets and liabilities of WTN are translated into U.S. dollars using the exchange rates in prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recorded in other comprehensive income.

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
Statutory employee profit sharing (“PTU”)
PTU is recorded in the results of the year in which it is incurred and is presented in the general and administrative expenses line item in the consolidated statement of profit and other comprehensive income (loss).
As result of the recent changes to the Income Tax Law and the Labor Law, as of December 31, 2024, 2023 and 2022, PTU is determined based on taxable income, according to Section I of Article 9 of the that Law and the Article 127 of the Labor Law.
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
n.Income taxes
Income tax expense represents the sum of current and deferred income tax expense.
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
2.Deferred income tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax liabilities and assets are calculated at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax laws and rates that have been enacted or substantively enacted at the reporting date.
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
q.Segment
The Entity’s primary business is the acquisition, development, and management of industrial and distribution center real estate. Vesta manages its operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions and, accordingly, has only one reporting and operating segment. As of December 31, 2024, 2023 and 2022, all of our assets and operations are derived from assets located within Mexico.
r.Other income and other expenses
Other income and other expenses consist of transactions which substantially depart from the Entity's rental income from operating leases; these mainly include the income and expenses derived from the charge and expense of energy consumption through the Entity’s infrastructure to non-tenant third-parties, insurance recoveries and others.

4.    Critical accounting judgments and key sources of estimation uncertainty
In applying of the Entity’s accounting policies, which are described in Note 3, management of the Entity is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The following are the critical judgements, apart from those involving estimations, that management has made in the process of applying the Entity’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

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
5    Cash, cash equivalents and restricted cash
For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand and in banks, including restricted cash. Cash, cash equivalents and restricted cash at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statements of financial position as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Cash and cash equivalents	$183,993,091	$501,093,921	$139,056,863
Current restricted cash	127,803	72,215	90,222
	184,120,894	501,166,136	139,147,085

Non-current restricted cash	735,312	735,312	735,312

Total	$184,856,206	$501,901,448	$139,882,397
Restricted cash represents balances held by the Entity that are only available for use under certain conditions pursuant to the loan agreements entered into by the Entity. Such conditions include payment of monthly debt service fee and compliance with certain covenants set forth in the loan agreement. These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled. Non-current restricted cash is classified within security deposits paid in the accompanying consolidated statements of financial position.
Non‑cash transactions
Additions to right of use assets during 2024 were $362,585. The Entity did not have additions to the right-of-use asset and lease liabilities during 2023. Additions to right of use assets during 2022 were $635,956 and were financed by new leases. Other non-cash investing activities related to investment properties are included in Note 8.
Changes in liabilities arising from financing activities not requiring cash relate to a decrease for the amortization of debt issuance costs for $2,321,901, $1,971,555 and $1,544,113 in December 31, 2024, 2023 and 2022, respectively and an increase for new lease liabilities for $362,585, $—, and $635,956 in December 31, 2024, 2023 and 2022, respectively.
Unpaid dividends are included in Note 12.4.

6.    Recoverable taxes

	December 31, 2024	December 31, 2023	December 31, 2022

Recoverable value-added tax (“VAT”)	$32,763,309	$33,733,662	$18,440,884
Recoverable income taxes	20,014,044	—	9,531,645
Recoverable dividend tax	-	—	1,818,971
Other recoverable taxes	55,292	131,159	296,973

	$52,832,645	$33,864,821	$30,088,473
7.    Operating lease receivables - Net
i.The aging profile of operating lease receivables as of the dates indicated below are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

0-30 days	$3,926,519	$9,338,540	$6,732,985
30-60 days	12,684	335,498	260,832
60-90 days	109,356	146,708	610,770
Over 90 days	632,461	280,086	85,608

Total	$4,681,020	$10,100,832	$7,690,195
Pursuant to the lease agreements, rental payments should be received within 30 days following their due date; thereafter the payment is considered past due. As shown in the table above, 84%, 92%, and 88% of all operating lease receivables are current at December 31, 2024, 2023 and 2022, respectively.
All rental payments past due are monitored by the Entity; for receivables outstanding from 30 to 90 days’ efforts are made to collect payment from the respective client. Operating lease receivables outstanding for more than 30 days but less than 60 days represent 0.3%, 3.3% and 3.0% of all operating lease receivables at December 31, 2024, 2023 and 2022, respectively. Operating lease receivables outstanding for more than 60 and less than 90 days represent 2%, 2%, and 8% of all operating lease receivable at December 31, 2024, 2023 and 2022. Operating lease receivables outstanding greater than 90 days represent 14%, 3%, and 1% as of December 31, 2024, 2023 and 2022, respectively.
ii.Movement in the allowance for doubtful accounts receivable
Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of the operating lease receivable.
The following table shows the movement in expected credit losses that has been recognized for the lease receivable:

	December 31, 2024	December 31, 2023	December 31, 2022

Balance as of January 1	$2,536,893	$1,916,124	$1,957,935
Increase in loss allowance arising from new financial assets recognized in the year	1,652,716	1,615,852	760,072
Decrease in loss allowance from derecognition of financial assets in the year	(2,147,421)	(995,083)	(801,883)

Balance as of December 31, 2024	$2,042,188	$2,536,893	$1,916,124

iii.Client concentration risk
As of December 31, 2024, 2023 and 2022 one of the Entity’s clients account for 63% or $2,970,380, 45% or $4,525,100 and 42% or $3,249,692, respectively, of the operating lease receivables balance. The same client accounted for 5%, 5%, and 6% of the total rental income of Entity for the years ended December 31, 2024, 2023 and 2022, respectively. No other client represented more than 10% of the Entity’s total rental income during the years ended December 31, 2024, 2023 and 2022.
iv.Leasing agreements
Operating leases relate to non-cancellable lease agreements over the investment properties owned by the Entity, which generally have terms ranging between 5 to 15 years, with options to extend the term up to a total term of 20 years. Rents are customarily payable on a monthly basis, and are adjusted annually according to applicable inflation rates (US and Mexican inflation indices). Security deposits are typically equal to one or two-months’ rent. Obtaining property insurance (third party liability) and operating maintenance are obligations of the tenants.
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
v.Non-cancellable operating lease receivables
Future minimum lease payments receivable under non-cancellable operating lease agreements are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Not later than 1 year	$245,419,836	$204,723,974	$155,267,112
Later than 1 year and not later than 3 years	408,682,758	344,644,619	250,043,235
Later than 3 year and not later than 5 years	389,084,863	329,579,421	209,592,871
Later than 5 years	222,656,368	185,044,052	154,909,895

	$1,265,843,825	$1,063,992,066	$769,813,113
vi.Prepaid expenses and other current assets

As of December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2022

Advance payments (1)	$—	$19,308,297	$17,201,933
Other accounts receivables (2)	814,508	328,082	7,486,147
Property expenses	498,874	1,638,607	543,804
Prepaid expenses	806,163	24,406	76,467

	$2,119,545	$21,299,392	$25,308,351
1)During the second quarter of 2022 the Entity entered into an agreement for the procurement, permissioning and under certain conditions to acquire several plots of land; if the conditions were met within a period of 18 months, or an additional 18-month extension, the advance payment would be considered part of the final transaction price; otherwise approximately $1 million will be forfeited and expensed; As of December 31, 2024, the amount was recovered.
2)As stated in Note 8, in 2022 the Entity sold a land reserve located in Queretaro, and as of December 31, 2022, there was an outstanding balance of $7,486,147 that was settled in the first quarter of 2023.

8.    Investment properties
The Entity uses external appraisers to determine the fair value of its investment properties. The external appraisers hold recognized and relevant professional qualifications and have vast experience in the types of investment properties owned by the Entity. The external appraisers use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used to estimate the fair value of the Entity’s investment properties include assumptions, many of which are not directly observable in the market, discount rates, exit cap rates, long-term NOI, inflation rates, absorption periods, and market rents.
The values, determined by the external appraisers, at each reporting date are recognized as the fair value of the Entity’s investment properties at such date. The appraisers use a discounted cash flow approach to determine the fair value of land and buildings (using the expected net operating income (“NOI”) of the investment property) and a market approach to determine the fair value of land reserves. Gains or losses arising from changes in the fair values are included in the consolidated statements of profit or loss and other comprehensive income (loss) in the period in which they arise.

The Entity’s investment properties are located in Mexico and they are classified as Level 3 in the IFRS fair value hierarchy. The following table provides information about how the fair values of the investment properties are determined (in particular, the valuation techniques and inputs used).

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value/range	Relationship of unobservable inputs to fair value

Buildings and land	Level 3	Discounted cash flows	Discount rate	December 31, 2024: 7.25% to 12.26% December 31, 2023: 7.00% to 12.21% December 31, 2022: 7.50% to 12.24%	The higher the discount rate, the lower the fair value.

			Exit cap rate	December 31, 2024: 6.50% to 9.25% December 31, 2023: 6.50% to 8.99% December 31, 2022: 6.50% to 8.99%	The higher the exit cap rate, the lower the fair value.

			Long-term NOI	Based on contractual rent and then on market related rents	The higher the NOI, the higher the fair value.

Inflation rates
Mexico: 3.6% to 4.00%, in December 31, 2024 3.6% to 4.3%, in December 31, 2023 3.40% to 5.00% in December 31, 2022 U.S.: 2.3% to 3.0%, in December 31, 2024 2.1% to 3.0% in December 31, 2023, 2.1% to 3.5% in December 31, 2022
The higher the inflation rate, the higher the fair value.

			Absorption period	12 months of average	The shorter the absorption period, the higher the fair value

			Market related rents	Depending on the park/state	The higher the market rent the higher the fair value

Land reserves	Level 3	Market comparable	Price per acre	Weighted average price per acre is $173,772 in December 31, 2024, $195,196 in December 31, 2023, $239,266 in December 31, 2022.	The higher the price, the higher the fair value.
Fair value sensitivity:
The following table presents a sensitivity analysis to the impact of 10 basis points (“bps”) of the discount rates and exit cap rate and the aggregated impact, in absolute terms, of these two on fair values of the investment properties – land and buildings representing leased land and buildings valued used the discounted cash flows method. An increase/decrease in discount rates and exit cap rate will decrease/increase the building and land valuation as of December 31, 2024, 2023 and 2022:

	December 31, 2024
	Impact of +/- 10 bps on exit cap rate	Impact of +/- 10 bps on discount rate	Impact of +/- 10 bps on exit cap rate and discount rate

Buildings and land	$24,274,027	$25,108,166	$49,480,971

	December 31, 2023
	Impact of +/- 10 bps on exit cap rate	Impact of +/- 10 bps on discount rate	Impact of +/- 10 bps on exit cap rate and discount rate

Buildings and land	$14,622,874	$15,652,178	$36,530,020

	December 31, 2022
	Impact of +/- 10 bps on exit cap rate	Impact of +/- 10 bps on discount rate	Impact of +/- 10 bps on exit cap rate and discount rate

Buildings and land	$12,177,562	$20,763,362	$21,538,398
The table below sets forth the aggregate values of the Entity’s investment properties for the years indicated:

	December 31, 2024	December 31, 2023	December 31, 2022

Buildings and land	$3,686,540,000	$3,167,770,000	$2,657,513,766
Land improvements	769,567	16,277,544	7,562,174
Land reserves	114,321,825	138,380,000	208,910,000
	3,801,631,392	3,322,427,544	2,873,985,940
Less: Cost to conclude construction in-progress	(104,863,123)	(110,263,380)	(135,520,664)

Balance at end of year	$3,696,768,269	$3,212,164,164	$2,738,465,276
The reconciliation of investment properties is as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Balance at beginning of year	$3,212,164,164	$2,738,465,276	$2,263,170,941
Additions	232,948,847	259,757,058	292,349,582
Foreign currency translation effect	(16,639,636)	13,001,109	7,196,797
Disposal of investment properties	(2,452,767)	(42,519,100)	(9,743,562)
Gain on revaluation of investment properties	270,747,661	243,459,821	185,491,518

Balance at end of year	$3,696,768,269	$3,212,164,164	$2,738,465,276
A total of $13,271,401, $19,510,889, and $23,866,003 additions to investment property related to land reserves and new buildings that were acquired from third parties, were not paid as of December 31, 2024, 2023 and 2022, respectively, and were therefore excluded from the consolidated statements of cash flows for those years.
A total of $11,460,410, $15,884,322 and $739,381 of December 31, 2023, 2022 and 2021 additions were paid during December 31, 2024, 2023 and 2022, respectively and were included in the December 31, 2024, 2023 and 2022 consolidated statement of cash flows.

In 2024, the Entity sold a land reserve located in Queretaro, totaling 64,583 square feet, for $780,000. The cost associated with this sale was $530,000, resulting in a gain of $250,000. Additionally, the Entity sold a land reserve located in Aguascalientes, totaling 699,654 square feet, for $4,290,000. The cost associated with this sale was $1,922,767, resulting in a gain of $2,367,233.

During 2023, the Entity reached an agreement to sell a land reserve located in Aguascalientes totaling 914,932 square feet for $5,057,500. Additionally, the Entity also sold a 313,410 square feet building in Tijuana for $37,000,000, the cost associated with the sales was $42,519,100, resulting in a total loss of $461,600 from the sale of both investment properties.
During 2022, the Entity reached an agreement to sell two land reserves located in Queretaro totaling 115,101 square feet for $909,005 and sold land reserves located in Cd. Juarez totaling 1,297,508 square feet for $13,862,383, the cost associated with the two sales was $9,743,562, resulting in a gain of $5,027,826 from the sale of the investment properties.
During 2007, the Entity entered into an agreement to build the Queretaro Aerospace Park, which consists of a Trust created by the Government of the State of Queretaro, as grantor (fideicomitente), Aeropuerto Intercontinental de Querétaro, S. A. de C. V., as a participant for the purposes of granting its consent, Bombardier Aerospace México, S.A. de C.V., as beneficiary (fideicomisario), and BBVA Bancomer, S.A., as Trustee (fiduciario), to which the Entity, through its subsidiary, Proyectos Aeroespaciales, S. de R. L. de C. V. (PAE), adhered as grantee and beneficiary. The Government of the State of Queretaro contributed certain rights to the Trust, including rights to use the land and the infrastructure built by the state of Queretaro, allowing PAE to build and lease buildings for a total period equivalent to the term of the concession granted to the Aerospace Park; the remaining term is approximately 40 years as of December 31, 2024.
PAE is the only designated real estate developer and was granted the right to use the land and infrastructure to develop industrial facilities thereon, lease such industrial facilities to companies in the aerospace and related industries and to collect the rents derived from the lease of the industrial facilities, for a period of time equivalent to the remaining term of the airport concession (approximately 33 years as of December 31, 2024). With respect to such rights, all construction, addition and improvements made by Proyectos Aeroespaciales to the contributed land (including without limitation, the industrial facilities) will revert in favor of the Government of the State of Queretaro at the end of the term of the Trust, for zero consideration.
During 2013, the Entity entered into an agreement with Nissan Mexicana, S.A. de C.V. (“Nissan”) to build and lease to Nissan the Douki Seisan Park (“DSP Park”) located in Aguascalientes, Mexico. The land where the DSP Park is located is owned by Nissan. On July 5, 2012, Nissan created a Trust (Trust No. F/1704 with Deutsche Bank México, S.A. as Trustee) to which the Entity (through one of its subsidiaries, Vesta DSP, S. de R.L. de C.V), is beneficiary and was granted the use of the land for a remaining term of the concession ( approximately 39 years as of December 31, 2024). The infrastructure and all the related improvements were built by and are managed by the Entity.
Some of the Entity’s investment properties have been pledged as collateral to secure its long-term debt, the long-term debt is secured by 67 investment properties with a carrying amount of $671,200,000, as of December 31, 2024.
9.    Lease liabilities
1.Right-of-use asset:

Rights-of-use	January 1, 2024	Additions	Disposals	December 31, 2024

Office space	$2,552,121	$-	$-	$2,552,121
Vehicles and office furniture	791,773	362,585	-	1,154,358

Cost of rights-of-use	$3,343,894	$362,585	$-	$3,706,479

Depreciation of rights-of-use	January 1, 2024	Additions	Disposals	December 31, 2024

Office space	$(1,961,025)	$(434,040)	$-	$(2,395,065)
Vehicles and office furniture	(548,670)	(228,952)	-	(777,622)
Accumulated depreciation	(2,509,695)	(662,992)	-	(3,172,687)

Total	$834,199	$(300,407)	$-	$533,792

Rights-of-use	January 1, 2023	Additions	Disposals	December 31, 2023

Office space	$2,552,121	$—	$-	$2,552,121
Vehicles and office furniture	791,773	—	-	791,773

Cost of rights-of-use	$3,343,894	$—	$-	$3,343,894

Depreciation of rights-of-use

Office space	$(1,508,871)	$(452,154)	$-	$(1,961,025)
Vehicles and office furniture	(417,078)	(131,592)	-	(548,670)
Accumulated depreciation	(1,925,949)	(583,746)	-	(2,509,695)

Total	$1,417,945	$(583,746)	$-	$834,199

Rights-of-use	January 1, 2022	Additions	Disposals	December 31, 2022

Office space	$2,296,581	$255,540	$-	$2,552,121
Vehicles and office furniture	411,357	380,416	-	791,773

Cost of rights-of-use	$2,707,938	$635,956	$-	$3,343,894

Depreciation of rights-of-use

Office space	$(1,078,035)	$(430,836)	$-	$(1,508,871)
Vehicles and office furniture	(285,486)	(131,592)	-	(417,078)
Accumulated depreciation	(1,363,521)	(562,428)	-	(1,925,949)

Total	$1,344,417	$73,528	$-	$1,417,945
2.Lease obligations:

	January 1, 2024	Additions	Disposals	Interests accrued	Repayments	December 31, 2024

Lease liabilities	$897,651	$362,585	$	$88,691	$(790,811)	$558,116

	January 1, 2023	Additions	Disposals	Interests accrued	Repayments	December 31, 2023

Lease liabilities	$1,503,939	$-	$-	$103,611	$(709,899)	$897,651

	January 1, 2022	Additions	Disposals	Interests accrued	Repayments	December 31, 2022

Lease liabilities	$1,380,413	$635,956	$-	$135,531	$(647,961)	$1,503,939
3.Analysis of maturity of liabilities by lease:

Finance lease liabilities	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022

Less than 1 year	$445,054	$662,388	$709,901
Later than 1 year and not later than 5 years	161,166	301,099	963,487
	606,220	963,487	1,673,388
Less: future finance cost	(48,104)	(65,836)	(169,449)

Total lease liability	$558,116	$897,651	$1,503,939

Lease - short term	$408,373	$607,481	$606,281
Lease liabilities- long term	149,743	290,170	897,658

Total lease liability	$558,116	$897,651	$1,503,939
10.    Long-term debt
On December 18, 2024, Vesta closed the previously announced $545,000,000 Global Syndicated Sustainable Credit Facility (the "Facility") comprised of a $345,000,000 term loan available through two tranches, for three and five years, with an 18-month availability period and a $200,000,000 Revolving Credit Facility, substituting the Company’s prior $200,000,000 in-place un-drawn Revolving Credit Facility. The International Finance Corporation (IFC), BBVA, Citigroup, and Santander acted as Joint Lead Arrangers of the transaction. Tranche I - Three-year 172,500,000 Term Loan, at the equivalent coupon of SOFR plus a 130 basis points applicable margin. Tranche II - Five-year 172,500,000 Term Loan at the equivalent coupon of SOFR plus a 150 basis points applicable margin. Revolving Credit Facility – Four-year $200,000,000 facility at the equivalent coupon of SOFR plus a 150 basis points applicable margin. The three tranches of the Credit Facility are subject to a sustainability pricing adjustment to the applicable margins, equivalent to a reduction of five basis points, which is subject to Vesta’s compliance of its annual KPI target related to the total certified gross leasable area of the Company´s sustainability certified buildings. Vesta paid debt issuance costs in an amount of $5,563,162. As of December 31, 2024, no amount has been borrowed yet.

On September 1, 2022, the Entity obtained a three-year unsecured sustainability-linked revolving credit facility for $200 million. This loan bears interest at a rate of SOFR plus 1.60 percentage points. As a part of such revolving credit, Vesta paid debt issuance costs in an amount of $1,339,606. As of December 31, 2024, this revolving credit facility was replaced by Global Syndicated Sustainable Credit Facility mentioned in the preceding paragraph.
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

On September 22, 2017, the Entity entered into an agreement for an issuance and sale Series A Senior Note of $65,000,000 due on September 22, 2024, and Series B Senior Note of $60,000,000 due on September 22, 2027. Each Series A Note and Series B Note bears interest on the unpaid balance of such Series A Note and Series B Note at the rates of 5.03% and 5.31%, respectively, payable semiannually on the September 22 and March 22 of each year. In August 2024, the Entity paid the principal of Serie A Senior Notes according to the agreement.
On July 27, 2016, the Entity entered into a 10-year loan agreement with Metropolitan Life Insurance Company (“MetLife”) for a total amount of $150,000,000 due on August 2026. The proceeds of both of the aforementioned credit facilities were used to settle the Entity’s debt with Blackstone which matured on August 1, 2026.

The long-term debt is comprised by the following notes:

Loan	Amount	Annual interest rate	Monthly amortization	Maturity	December 31, 2024	December 31, 2023	December 31, 2022

MetLife 10-year	150,000,000	4.55%	(1)	August 2026	141,711,651	144,266,224	146,723,915
Series A Senior Note	65,000,000	5.03%	(3)	September 2024	—	65,000,000	65,000,000
Series B Senior Note	60,000,000	5.31%	(3)	September 2027	60,000,000	60,000,000	60,000,000
Series A Senior Note	45,000,000	5.50%	(3)	May 2025	45,000,000	45,000,000	45,000,000
Series B Senior Note	45,000,000	5.85%	(3)	May 2028	45,000,000	45,000,000	45,000,000
MetLife 10-year	118,000,000	4.75%	(2)	December 2027	102,334,454	103,955,374	117,867,109
MetLife 8-year	26,600,000	4.75%	(1)	August 2026	25,183,482	25,620,991	26,041,321
Series RC Senior Note	70,000,000	5.18%	(4)	June 2029	70,000,000	70,000,000	70,000,000
Series RD Senior Note	15,000,000	5.28%	(5)	June 2031	15,000,000	15,000,000	15,000,000
Vesta ESG Global bond 35/8 05/31	350,000,000	3.63%	(6)	May 2031	350,000,000	350,000,000	350,000,000
					854,229,587	923,842,589	940,632,345

Less: Current portion					(49,856,047)	(69,613,002)	(4,627,154)

Less: Direct issuance cost					(7,178,913)	(8,655,835)	(10,132,759)

Total Long-term debt					$797,194,627	$845,573,752	$925,872,432
(1)On July 22, 2016 the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. In March 2021, under this credit facility, an additional loan was contracted for $26,600,000 bearing interest on a monthly basis at a fixed interest rate of 4.75%. Principal amortization over the two loans commenced on September 1, 2023. This credit facility is guaranteed with 48 of the Entity’s properties.
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
The interest on these notes is paid on a monthly basis. As of December 31, 2023, the first tranche of Series A Senior Notes amounting to $65,000,000 was classified within the current portion of long-term debt and subsequently settled in August 2024. As of December 31, 2024, the second tranche, amounting to $45,000,000 and maturing in May 2025, is also included in the current portion of long-term debt.

(4)On June 25, 2019, the Entity entered into a 10-year senior notes series RC to various financial institutions, interest on these loans is paid on a semiannual basis beginning on December 14, 2019.
The note payable matures on June 14, 2029. Five of its subsidiaries are jointly and severally liable to repay these notes under these notes payable.
(5)On June 25, 2019, the Entity entered into a 12-year note payable to various financial institutions, interest on these loans is paid on a semiannual basis beginning December 14, 2019. The note payable matures on June 14, 2031. Five of its subsidiaries are joint obligators under these notes payable.
(6)On May 13, 2021, the Entity offered $350,000,000 Senior Notes, Vesta ESG Global bond 35/8 05/31 with maturity on May 13, 2031. Interest is paid on a semiannual basis at an annual interest rate of 3.625%. The cost incurred for this issuance was $7,746,222.

These credit agreements require the Entity to maintain certain financial and to comply with certain affirmative and negative covenants. The Entity is in compliance with such covenants as of December 31, 2024.
The credit agreements also entitle MetLife to withhold certain amounts deposited by the Entity in a separate fund as guarantee deposits for the debt service and tenants guarantee deposits of the Entity’s investment properties pledged as collateral. Such amounts are presented as security deposits paid in the consolidated statement of financial position.
Scheduled maturities and periodic amortization of long-term debt are as follows:

2026	165,520,823
2027	158,852,717
2028	45,000,000
2029	70,000,000
2030	—
Thereafter	365,000,000
Less: direct issuance cost	(7,178,913)

Total long-term debt	$797,194,627
11.    Employee benefits
The analysis of the employee benefit liabilities recorded in the consolidated financial statements is detailed below:
Assumptions: The Entity performs an annual evaluation of the reasonableness of the assumptions used in the calculations of the defined benefit obligations, the post-employment and other long-term employee benefits.
The principal long-term assumptions used in determining the retirement plan, seniority premium and the current service cost are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Financial:
Discount rate	11.40%	9.80%	10.30%
Rate of salary increase	5.00%	5.00%	5.00%
Rate of minimum wage increase	5.00%	5.00%	5.00%
Inflation rate	4.00%	4.00%	4.00%
Biometric:
Mortality	EMSSA-09	EMSSA-09	EMSSA-09
Incapacity	EMSSIH-97	EMSSIH-97	EMSSIH-97
Retirement age	65 years	65 years	65 years
Rotation	20% / 100%	20% / 100%	20% / 100%
In Mexico, the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”), which includes a yield curve. In this case, the expected rates were taken from a yield curve of the Federation Treasury Certificate (known in Mexico as CETES), because there is no deep market for high quality corporate obligations in Mexican pesos.

Balance of liabilities for defined benefit obligations:

	December 31, 2024	December 31, 2023	December 31, 2022

Seniority premium
Net defined benefit liability	$58,160	$40,453	$9,270

Retirement plan
Net defined benefit liability	2,182,265	1,479,337	339,010

Employee benefit liability	$2,240,425	$1,519,790	$348,280
Considering the materiality of labor liabilities, Vesta does not include sensitivity analysis of the actuarial assumptions.
Vesta presents a maturity analysis to facilitate understanding of the effect of the defined benefit plan on the timing, amount and uncertainty in the entity's future cash flows:
Based on our assumptions, the benefit amounts expected to be paid in the following years are as follows:

Assumption	Seniority premium	Retirement Plan

2025	14,047	1,375,735
2026	6,137	108,597
2027	5,968	147,447
2028	4,568	80,195
2029	3,741	77,202
2030 onwards	23,699	393,090
12.    Capital stock
1.Capital stock as of December 31, 2024, 2023 and 2022 is as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Fixed capital
Series A	5,000	$3,696	5,000	$3,696	5,000	$3,696
Variable capital
Series B	857,129,276	585,483,561	870,104,128	591,596,417	679,697,740	480,620,223

Total	857,134,276	$585,487,257	870,109,128	$591,600,113	679,702,740	$480,623,919

2.Treasury shares
As of December 31, 2024, 2023 and 2022 total treasury shares are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Treasury shares (1)	18,937,036	5,721,638	10,077,405
Shares in Long-term incentive plan trust (2)	8,415,124	8,655,670	8,456,290

Total Treasury shares	27,352,160	14,377,308	18,533,695
(1)Treasury shares are not included in the total capital stock of the Entity; they represent the total stock outstanding under the repurchase program approved by the resolution of the general ordinary stockholders meeting on March 13, 2020.
(2)Shares in long-term incentive plan trust are not included in the total capital stock of the Entity. The trust was established in 2018 in accordance with the resolution of the general ordinary stockholders meeting on January 6, 2015, as the 20-20 Long Term Incentive Plan, this compensation plan was extended for the period December 31, 2022 to 2025, “Long Term Incentive Plan” by a resolution of the general ordinary stockholders meeting on March 13, 2020. The trust was created by the Entity as a vehicle to distribute shares to employees under the mentioned incentive plan (see Note 21) and it is consolidated by the Entity. The shares granted to the eligible executives and deposited in the trust accrue dividends for the employee any time the ordinary shareholders receive dividends and those dividends do not need to be returned to the Entity if the executive forfeits the granted shares.
3.Fully paid ordinary shares

	Number of shares	Amount	Additional paid-in capital

Balance as of January 1, 2022	684,252,628	$482,858,389	$466,230,183

Vested shares	4,161,111	2,014,895	5,800,994
Repurchase of shares	(8,710,999)	(4,249,365)	(11,353,943)

Balance as of December 31, 2022	679,702,740	480,623,919	460,677,234

Vested shares	4,156,388	2,204,586	8,048,945
Equity Issuance	186,250,000	108,771,608	466,218,277

Balance as of December 31, 2023	870,109,128	591,600,113	934,944,456

Vested shares	4,257,018	2,475,270	6,355,460
Repurchase of shares	(17,231,870)	(8,588,126)	(35,577,664)

Balance as of December 31, 2024	857,134,276	$585,487,257	$905,722,252
4.Dividend payments

Pursuant to a resolution of the General Ordinary Stockholders Meeting on March 30, 2024, the Entity declared dividends totaling $64,686,487, approximately $0.01800 per share, to be paid in four equal installments of $16,171,622 each. The first three installments were paid on April 16, 2024, July 15, 2024, and October 15, 2024. As of December 31, 2024, the remaining unpaid dividend amounts to $16,171,622.

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

Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of common stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason.
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
Pursuant temporary provisions of the Income Tax Law of 2016, a tax benefit was granted to individual taxpayers that are subjects to 10% withholding tax on dividends received from legal entities, which come from earnings generated in 2014, 2015 and 2016, subject to compliance with specific requirements. The tax benefit consists in a tax credit equivalent to 5% of the distributed dividend (applicable only to dividends distributed in December 31, 2020 and onwards). Such tax credit will be credited only against the aforementioned 10% withholding tax.

Retained earnings that may be subject to withholding of up to 10% on distributed dividends is as follows:

Period	Amount	Reinvested earnings	Distributed earnings (1)	Amount that may be subject to withholding	Amount not subject to withholding

Retained earnings through December 31, 2013	$204,265,028	204,265,028	204,265,028	$-	$-
2014	24,221,997	24,221,997	24,221,997	-	$-
2016	45,082,793	45,082,793	45,082,793	-	$-
2017	126,030,181	126,030,181	126,030,181	-	$-
2018	93,060,330	93,060,330	87,227,972	5,832,358	$-
2019	134,610,709	134,610,709	-	134,610,709	$-
2020	66,956,082	66,956,082	-	66,956,082	$-
2021	173,942,373	173,942,373	-	173,942,373	$-
2022	243,624,754	243,624,754	-	243,624,754	$-
2023	325,012,754	325,012,754	-	325,012,754	$-
2024	190,404,505	190,404,505	-	190,404,505	$-
(1)Dividend paid in 2019, were distributed form earnings generated in 2014 and 2016, which were reinvested until the days in which the dividends were paid. Dividend paid in December 31, 2020 were distributed from earnings generated in 2017. Dividends paid in December 31, 2021 and December 31, 2022 were distributed from earnings generated in 2013 and 2017. Dividends paid in 2023 were distributed from earnings generated in 2018.
5.Earnings per share
The amounts used to determine earnings per share are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Basic Earnings per share
Earnings attributable to ordinary shares outstanding	$223,346,346	$316,637,512	$243,624,754
Weighted average number of ordinary shares outstanding	871,369,551	756,961,868	682,642,927
Basic Earnings per share	0.2563	0.4183	0.3569

Diluted Earnings per share
Earnings attributable to ordinary shares outstanding and shares in Long-term Incentive Plan	$223,346,346	$316,637,512	$243,624,754
Weighted average number of ordinary shares plus shares in Long-term Incentive Plan	883,292,759	768,845,264	694,253,758
Diluted earnings per share	0.2529	0.4118	0.3509
Shares held in the Incentive Plan trust accrue dividends, which are irrevocable, regardless if the employee forfeits the granted shares.

13.    Rental income

	December 31, 2024	December 31, 2023	December 31, 2022

Rents	$231,222,791	$200,267,401	$166,875,957
Reimbursable building services	13,155,755	11,240,202	9,318,367
Energy income	7,571,958	1,940,693	1,831,137

	$251,950,504	$213,448,296	$178,025,461
14.    Property operating costs and general and administrative expenses
1.Property operating costs consist of the following:
a.Direct property operating costs from investment properties that generated rental income during the year:

	December 31, 2024	December 31, 2023	December 31, 2022

Real estate tax	$3,202,144	$2,658,183	$1,831,436
Insurance	1,323,142	1,062,027	691,462
Maintenance	2,521,060	2,083,252	1,624,366
Structural maintenance accrual	115,727	111,851	110,403
Trust fees	117,953	114,062	110,439
Other property related expenses	5,959,809	5,344,889	3,227,095
Energy costs	8,004,325	2,102,060	1,345,588

	$21,244,160	$13,476,324	$8,940,789
b.Direct property operating costs from investment properties that did not generate rental income during the year:

	December 31, 2024	December 31, 2023	December 31, 2022

Real estate tax	$551,697	$683,843	$328,919
Insurance	49,521	33,298	42,973
Maintenance	637,403	625,648	458,178
Other property related expenses	2,109,652	3,420,609	1,652,535
	3,348,273	4,763,398	2,482,605

Total property operating costs	$24,592,433	$18,239,722	$11,423,394

2.General and administrative expenses consist of the following:

	December 31, 2024	December 31, 2023	December 31, 2022

Employee annual salary plus employee benefits	$15,243,386	$14,751,539	$11,237,633
Other administrative expenses	4,528,998	3,131,556	2,264,053
Auditing, legal and consulting expenses	2,341,323	2,357,281	971,629
Property appraisal and other fees	599,347	572,207	682,905
Marketing expenses	998,198	948,211	1,026,804
Other	68,477	379,197	116,997
	23,779,729	22,139,991	16,300,021

Depreciation	1,416,026	1,578,073	1,463,920
Share-based compensation expense – Note 21.3	8,982,488	8,001,831	6,650,487

Total	$34,178,243	$31,719,895	$24,414,428
15.    Other income

	December 31, 2024	December 31, 2023	December 31, 2022

Non-tenant electricity income	$3,669,456	$2,191,789	$-
Insurance recovery	139,412	2,447,112	1,153,350
Inflationary effect on tax recovery	328,128	188,750	122,855
Others	170,960	310,507	54,648

Total	$4,307,956	$5,138,158	$1,330,853
16.    Other expenses

	December 31, 2024	December 31, 2023	December 31, 2022

Non-tenant electricity expense	$3,266,224	$1,834,479	$-
Commissions paid	228,050	127,513	104,680
Others	1,658,111	1,075,121	269,311

Total	$5,152,385	$3,037,113	$373,991
17.    Finance cost

	December 31, 2024	December 31, 2023	December 31, 2022

Interest on loans	$41,939,489	$44,335,420	$44,852,043
Loan prepayment fees	2,321,901	1,971,555	1,544,113

Total	$44,261,390	$46,306,975	$46,396,156

18.    Income taxes
The Entity is subject to ISR. The statutory ISR rate is 30%.
18.1Income taxes are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

ISR expense:
Current	$31,892,785	$91,953,099	$41,981,391
Deferred	170,924,088	(26,969,516)	6,242,079

Total income taxes	$202,816,873	$64,983,583	$48,223,470
18.2The effective ISR rates for fiscal December 31, 2024, 2023 and 2022 differ from the statutory rate as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Statutory rate	30%	30%	30%
Effects of exchange rates on tax balances	22%	(2%)	(20%)
Effects of inflation	(4)%	(11%)	7%

Effective rate	48%	17%	17%
18.3The main items originating the deferred tax liability are:

	December 31, 2024	December 31, 2023	December 31, 2022

Deferred ISR assets (liabilities):
Investment properties	$(463,955,158)	$(279,051,207)	$(302,909,300)
Effect of tax loss carryforwards	18,872,423	6,076	5,461
Other provisions and prepaid expenses	2,240,031	2,134,624	2,924,146

Deferred income taxes – Net	$(442,842,704)	$(276,910,507)	$(299,979,693)

To determine deferred tax the Entity applied the applicable tax rates to temporary differences based on their estimated reversal dates.

The benefits of the effect of tax loss carryforwards pending amortization of which the deferred income tax asset has already been recognized can be recovered by complying with certain requirements. The amount of tax loss to be amortized amounts to $62,908,075, which matures in 2034.

18.4A reconciliation of the changes in the deferred tax liability balance is presented as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Deferred tax liability at the beginning of the period	$(276,910,507)	$(299,979,693)	$(291,578,576)
Movement included in profit or loss	(170,924,088)	26,969,516	(6,242,079)
Movement included in other comprehensive income	4,991,891	(3,900,330)	(2,159,038)

Deferred tax liability at the end of the year	$(442,842,704)	$(276,910,507)	$(299,979,693)
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
The leverage ratio at end of following reporting periods was as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Debt	$847,050,674	$915,186,754	$930,499,586
Cash, cash equivalents and restricted cash	(184,120,894)	(501,166,136)	(139,147,085)
Net debt	662,929,780	414,020,618	791,352,501

Equity	2,597,284,183	2,486,968,425	1,639,787,828

Net debt to equity ratio	26%	17%	48%
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
19.5Market risk
The Entity’s activities expose it primarily to the financial risks of changes in interest rates (see 17.8 below) and foreign currency exchange rates (see 19.6 below).
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
The carrying amounts of the Entity’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period as well as the relevant exchange rates are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Exchange rates:
Mexican pesos per US dollar at the end of the period	20.2683	16.8935	19.3615
Mexican pesos per US dollar average during the year	18.3024	17.7576	20.1249

Monetary assets:
Mexican pesos	$133,306,435	$120,056,104	$229,361,977
US dollars	187,685	21,161	263,033

Monetary liabilities:
Mexican pesos	$3,258,294	$14,408,011	$260,708,893
US dollars	30,313,189	30,777,579	30,979,579
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

	December 31, 2024	December 31, 2023	December 31, 2022

Profit or loss impact:
Mexican peso - 10% appreciation - gain	$(1,107,520)	$100,921	$147,185
Mexican peso - 10% depreciation - loss	1,353,635	(123,347)	(179,893)
U.S. dollar - 10% appreciation – loss	(61,059,275)	(51,958,356)	(59,471,840)
U.S. dollar - 10% depreciation – gain	61,059,275	51,958,356	59,471,840

19.8Credit risk management
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
19.9Liquidity risk management
If the Entity is unable to raise additional debt or equity, its results of operations could suffer. The Entity closely monitors the maturity of its financial liabilities and the cash needs of its operations. It prepares and provides a detailed cash flow analysis on a quarterly basis and presents it to its board of directors. Decisions are made to obtain new financing or limit cash investments in order to maintain a healthy projected cash balance.

Most the Entity's financial liabilities are settled within a period of less than twelve months. The maturities of the long-term debt as of December 31, 2024, 2023 and 2022 is as follows:

December 31, 2024	Weighted average interest rate %	1 to 3 months	3 months to 1 year	1 to 4 years	5 or more years	Total

Long-term debt		$1,219,162	$2,417,352	$485,593,073	$365,000,000	$854,229,587
Accrued interest	4.98%	6,349,288	19,356,107	109,696,698	21,873,658	157,275,751

		$7,568,450	$21,773,459	$595,289,771	$386,873,658	$1,011,505,338

December 31, 2023	Weighted average interest rate %	1 to 3 months	3 months to 1 year	1 to 4 years	5 or more years	Total

Long-term debt		$1,143,783	$67,306,362	$420,392,444	$435,000,000	$923,842,589
Accrued interest	4.98%	17,523,667	20,701,788	118,441,437	29,034,658	185,701,550

		$18,667,450	$88,008,150	$538,833,881	$464,034,658	$1,109,544,139

December 31, 2022	Weighted average interest rate %	1 to 3 months	3 months to 1 year	1 to 4 years	5 or more years	Total

Long-term debt		$1,183,062	$3,444,093	$501,005,191	$435,000,000	$940,632,346
Accrued interest	4.98%	17,700,067	21,144,641	143,645,742	46,594,158	229,084,608

		$18,883,129	$24,588,734	$644,650,933	$481,594,158	$1,169,716,954
19.10Fair value of financial instruments
19.12.1Fair value of financial assets that are measured at fair value on a recurring basis
The Entity’s investments are classified as level 1 in the IFRS 13 fair value hierarchy since they are traded in an active market.
19.12.2Fair value of financial instruments carried at amortized cost
The fair value of long-term debt and its related current portion as of December 31, 2024, 2023 and 2022 is $872,529,999, $881,873,634 and $912,330,632, respectively. This measurement is classified as level 2 since management uses an adjusted observable discount rate to determine fair value of debt.
Management considers that the carrying amounts of all other financial assets and other financial liabilities recognized in the consolidated financial statements approximate their fair values.
20.    Transactions and balances with related parties
Compensation of key management personnel
The remuneration of Entity’s management and key executives is determined by the remuneration committee taking in to account the individual performance of the officer and market trends. The performance bonus selected for share-based compensation includes a 20% premium (Equity plus).

The following table details the general and administrative expense of the annual salary plus short-term benefits as well as the Long-term incentive plan and Equity plus that are reflected in the general and administrative expense of the Entity:

	December 31, 2024	December 31, 2023	December 31, 2022

Employee annual salary plus employee benefits	$6,973,526	$7,128,489	$6,217,721
Share-based compensation expense (Note 21.3)	8,982,488	8,001,831	6,650,487

	$15,956,014	$15,130,320	$12,868,208

Number of key executives	25	23	21
21.    Share-based payments
21.1Details of the share-based plans of the Entity
Currently grants shares to its executives and employees as follows:
i.A trust was established in 2018 by the resolution of the general ordinary stockholders meeting on January 6, 2015, as the "20-20 Long Term Incentive Plan," this compensation plan was extended for the period 2021 to 2025, "Level 3 Long Term Incentive Plan," by a resolution of the general ordinary stockholders meeting on March 13, 2020; and further extended for the period 2024 to 2028, as the “New Long Term Incentive Plan” by resolution of the general ordinary stockholders meeting in March 2024.
ii.The plan is share-based and is calculated by comparing Vesta's Total Relative Return, stock price appreciation, plus dividend payments over the preceding three years with the same metric calculated for Entity's peers. Under the plan, if Vesta is at the median of the group, the grant would be equal to the expected share grant; if Vesta is the worst performer, there would be no grant, and if Vesta is the best performer, the grant would be 150% of the expected share amount. In addition, for some executives, a portion of their short-term annual cash bonus is granted as an additional stock bonus with an equity-plus premium of 20% additional shares.
iii.The grant and the equity-plus are delivered to management over three years after the grant year, thus providing a solid executive retention tool. The granted shares are deposited to a Trust that manages the shares' delivery to the employees as per the schedules described above.

iv.The Shareholder Assembly of January 2015 assembly approved 10.4 million shares for the Vesta Vision 2020 LTI plan. In March 2020, the shareholder approved 13.8 million shares for the Level 3 LTI plan. In March 2024, the shareholder approved 20.0 million shares for the New LTI plan.

v.The Shareholder Assembly of January 2025 modified the methodology to compute the share-based compensation to the comparison of Vesta's Total Relative Return, stock price appreciation, plus dividend payments over the preceding three years with the same metric calculated for our peers in the industrial real-estate and incorporates industrial real-estate indexes from NYSE and BMV. A target number of shares is allocated at the beginning of each year and shares are granted at the end of the year from a minimum of 50% to a maximum of 150% of the expected shares according to the comparison. The additional stock bonus with an equity-plus premium of 20% additional shares is maintained.

					Plan Parameters
Grant Year	Total Relative Return (*)	Shares granted in LTI	Equity Plus Guaranteed Shares	Cumulative Exercised Shares	Shares in trust	MIN	TARGET	MAX

2015	0%	$-	$-	$-	$-	$-	1,738,037	2,600,000
2016	55%	863,499	483,826	(1,347,325)	-	695,215	1,738,037	2,607,056
2017	40%	637,200	944,674	(1,581,873)	-	695,215	1,738,037	2,607,056
2018	145%	3,423,106	753,372	(4,176,478)	-	1,000,000	2,500,000	3,750,000
2019	150%	3,550,449	515,706	(4,066,156)	-	1,000,000	2,500,000	3,750,000
2020	150%	3,707,949	520,492	(4,228,441)	-	1,000,000	2,500,000	3,750,000
2021	143%	3,760,851	525,181	(2,876,552)	1,409,480	1,100,000	2,750,000	4,125,000
2022	143%	3,763,449	592,318	(1,451,922)	2,903,845	1,100,000	2,750,000	4,125,000
2023	143%	3,722,427	379,372	-	4,101,799	1,100,000	2,750,000	4,125,000
2024	128%	3,978,481	-	-	3,978,481	1,545,642	3,091,283	4,636,925

Total		$27,407,411	$4,714,941	$(19,728,747)	$12,393,605
*Calculated for the previous three years.
21.2Fair value of share options granted in the year
Vesta Long Term Incentive Plan - Based on the Relative Total Return, entity share price performance plus dividends relative to the performance of its peer set, for the last three calendar years ended December 31, 2024, 2023 and 2022. The calculation resulted in a grant of 3,978,481, 3,722,427 and 3,763,449 shares, with a market value of $10,444,634, $14,857,978 and $9,040,519, respectively.
21.3Compensation expense recognized
The long-term incentive expense for the years ended December 31, 2024, 2023 and 2022 was as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Share-based compensation expense	$8,982,488	$8,001,831	$6,650,487

Total share-based compensation expense	$8,982,488	$8,001,831	$6,650,487
Compensation expenses related to these plans will continue to be accrued through the end of the service period.

21.4Share awards outstanding at the end of the year
As of December 31, 2024, 2023 and 2022, there are 8,415,124, 8,655,670, and 8,456,290 shares outstanding, respectively, with a weighted average remaining contractual life of 13 months. All of the shares granted but outstanding to be delivered were in the trust during the vesting period.

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
Commitments
As mentioned in Note 8, all rights to construction, improvements and infrastructure built by the Entity in the Queretaro Aerospace Park and in the DSP, Park automatically revert to the government of the State of Queretaro and to Nissan at the end of the concessions, which is approximately in 40 and 33 years, respectively.
23.    Events after the reporting period

The fourth installment of the 2024 declared dividends, paid on January 15, 2025, amounted to approximately $0.0187 per share, resulting in a total dividend distribution of $16,171,622.

The 3,978,481 shares granted for the year ended December 31, 2024, will be deposited in the Trust during the first quarter of 2025.

On January 31, 2025, the Entity purchased a land reserve located in Ciudad Juarez, comprising approximately 4,237,622.00 square feet, for approximately $27,437,230.
24.    Approval of the financial statements
On February 14, 2025, the issuance of the consolidated financial statements was authorized by Juan Sottil, Vesta´s CFO, consequently, they do not reflect events occurring after that date. These consolidated financial statements are subject to approval by the Board of Directors and the General Ordinary Shareholders’ Meeting, who may decide to modify such consolidated financial statements according to the Mexican General Corporate Law.

* * * * * *
Schedule III - Schedule of Real Estate
The following is a summary of the Company’s investment properties as of December 31, 2024 prepared in accordance with Rule 12-28 of Regulation S-X:

Corporación Inmobiliaria Vesta, S.A.B. de C.V.
Schedule III - Real Estate
As of December 31, 2024

Description				Initial Cost			Gross Cost as of December 31, 2024
Industrial Park	Location	# buildings	Encumbrances (a)	Land (b)	Building & Improvements (c)	Costs Capitalized Subsequent to Acquisition or Construction	Land	Building & Improvements	Fair Value Adjustments (d)	Cumulative Foreign Currency Translation Effect	Cost to conclude (e)	Carrying Value at the End of the Year (f)(g)(h)	Year of construction / acquisition (i)
DSP	Aguascalientes	8	—	—	67,731,979	6,949,985	—	74,681,964	72,818,036	—	—	147,500,000	2014
Vesta Park Aguascalientes	Aguascalientes	3	—	1,310,069	17,572,971	2,512,018	1,310,069	20,084,989	(1,895,057)	—	—	19,500,000	2014
Los Bravos Vesta Park	Cd Juarez	8	87,870,000	6,796,499	6,994,614	14,210,985	6,796,499	21,205,599	71,917,902	—	—	99,920,000	2007
Vesta Park Juárez Sur I	Cd Juarez	6	—	10,582,374	48,408,722	10,172,575	10,582,374	58,581,297	51,926,329	—	—	121,090,000	2007
Vesta Park Guadalajara	Guadalajara	8	—	38,388,964	53,679,159	58,666,735	38,363,080	112,345,894	174,631,026	—	—	325,340,000	2020
Vesta Park Guadalupe	Monterrey	2	—	—	18,245,889	1,610,748	—	19,856,637	18,563,363	—	—	38,420,000	2021
Vesta Puebla I	Puebla	5	—	2,941,828	37,367,404	3,228,061	2,941,828	37,636,569	38,621,603	—	—	79,200,000	2015
Bernardo Quintana	Querétaro	9	40,280,000	3,941,469	18,132,773	8,449,674	3,941,469	26,582,447	12,166,084	—	—	42,690,000	1996
Parque Industrial Querétaro	Querétaro	12	62,250,000	11,860,812	60,902,884	9,799,520	11,860,812	70,702,403	60,816,785	—	—	143,380,000	2005
Vesta Park Querétaro	Querétaro	6	—	3,488,994	49,923,798	20,516,239	3,483,212	70,440,038	35,106,750	—	—	109,030,000	2016
Queretaro Aerospace Park	Querétaro	13	—	—	120,959,204	11,704,426	—	132,663,630	48,336,370	—	(1,924,845)	179,075,155	2009
SMA Park	San Miguel de Allende	7	—	11,140,979	33,559,225	7,585,584	11,140,979	41,144,809	43,614,212	—	(671,178)	95,228,822	2014
Las Colinas	Silao	7	58,200,000	8,957,440	30,014,764	4,642,746	8,957,440	34,657,510	16,085,051	—	—	59,700,000	2008
Vesta Park Puerto Interior	Silao	7	—	22,453,115	24,432,824	6,298,278	22,453,115	30,731,102	3,215,783	—	—	56,400,000	2014
Tres Naciones	SLP	10	32,550,000	16,683,579	25,450,392	8,082,256	16,683,579	33,532,647	28,353,773	—	(1,681,436)	76,888,564	1999
Vesta Park SLP	San Luis Potosí	4	—	—	30,427,295	4,528,748	—	34,956,044	25,153,956	—	—	60,110,000	2019
La Mesa Vesta Park	Tijuana	16	64,730,000	9,054,608	21,227,938	8,699,413	9,054,608	29,927,351	29,748,041	—	—	68,730,000	2005
Nordika	Tijuana	1	17,300,000	1,970,311	4,518,481	1,129,663	1,970,311	5,648,144	11,481,545	—	—	19,100,000	2013
El potrero	Tijuana	2	29,600,000	3,918,715	7,643,699	2,766,861	3,918,715	10,410,560	16,370,725	—	—	30,700,000	2007
Vesta Park Tijuana III	Tijuana	3	—	8,967,836	17,021,445	3,639,065	8,967,836	20,660,510	31,141,655	—	—	60,770,000	2007
Vesta Park Pacifico	Tijuana	2	13,500,000	3,320,210	13,454,123	1,204,010	3,320,210	14,658,133	15,721,657	—	—	33,700,000	2015
VP Lago Este	Tijuana	2	—	19,284,782	18,309,203	6,322,473	19,284,782	24,631,676	33,183,541	—	—	77,100,000	2017
Vesta Park Megaregion	Tijuana	6	—	8,619,298	64,868,663	77,369,876	8,619,298	142,238,538	(19,037,837)	—	—	131,820,000	2021
VPT I	Tlaxcala	4	—	1,986,312	18,283,246	1,399,020	1,986,312	19,682,267	21,231,422	—	—	42,900,000	2014
Exportec	Toluca	3	14,830,000	872,299	4,160,722	1,179,700	872,299	5,340,422	8,667,279	—	—	14,880,000	1998
T 2000	Toluca	3	84,890,000	10,436,630	20,079,946	20,103,552	10,436,630	40,183,497	37,599,873	—	—	88,220,000	1999
El Coecillo Vesta Park	Toluca	1	58,090,000	1,766,847	14,377,370	13,028,885	1,766,847	27,406,255	27,826,898	—	—	57,000,000	2000
Vesta Park Toluca I	Toluca	11	—	20,411,730	65,896,059	18,442,811	20,411,730	84,338,871	103,959,399	—	—	208,710,000	2005
Vesta Park Apodaca	Monterrey	4	—	14,643,591	68,705,100	51,364,103	14,447,513	36,209,312	48,313,174	—	(1,608,550)	97,361,450	2021
Las Ventanas Park	Matamoros	1	—	3,881,289	21,858,633	—	3,881,289	21,858,633	18,260,077	—	—	44,000,000	2017
Vesta Park Almar	Tijuana	2	—	—	15,711,289	4,572,738	—	20,284,026	28,165,974	—	—	48,450,000	2020
Vesta Park Rivera Lara I	Cd Juarez	1	—	1,075,750	3,684,126	—	1,075,750	3,684,126	340,124	—	—	5,100,000	2008

Vesta Park Rosarito I	Tijuana	1	19,300,000	2,891,498	15,168,855	1,332,235	2,891,498	16,501,091	1,407,412	—	—	20,800,000	2006
Vesta Lagos de Moreno	Lagos	3	—	3,498,267	27,368,941	8,847,335	3,498,267	36,216,275	48,535,702	(7,880,676)	—	80,369,568	2000
Vesta Tlaxcala	Tlaxcala	9	22,500,000	7,072,992	23,741,557	2,850,241	7,072,992	26,591,798	18,045,211	—	—	51,710,000	2001
Vesta Morelos	VM	2	—	6,033,568	9,140,732	573,047	6,033,568	9,713,778	21,502,653	—	—	37,250,000	2018
Stellantis I	Toluca	4	—	6,185,551	8,514,449	7,936,502	6,185,551	16,450,951	1,963,498	—	—	24,600,000	2022
Vesta Park Juárez Oriente	Cd Juarez	5	—	—	40,959,547	17,659,572	—	58,619,118	81,930,882	—	(5,005,173)	135,544,827	2022
San Martín Obispo	VM	1	—	—	19,322,594	—	—	19,322,594	96,907,406	—	(8,132,439)	108,097,561	2023
Vesta Park Tijuana Pacífico	Tijuana	11	—	—	—	1,246,719	—	1,246,719	77,203,281	—	—	78,450,000	2000
Other	Other	11	37,400,000	51,130,324	99,786,028	36,781,479	51,130,324	117,445,599	(3,045,924)	—	(4,653,900)	160,876,100	2001
Total of operating parks		224	643,290,000	325,568,529	1,267,606,641	467,407,879	325,340,786	1,629,073,826	1,456,855,632	(7,880,676)	(23,677,521)	3,379,712,047

Vesta Park Aguascalientes	Aguascalientes	2	—	—	10,399,011.00	—	—	10,399,011.00	10,290,989.00	—	(7,469,394.00)	13,220,606.00	2023
VP Queretaro	Querétaro	2	—	—	4,625,736.00	—	—	4,625,736.00	21,774,264.00	—	(13,120,438.00)	13,279,562.00	2023
San Martín Obispo	Valle de México	1	—	—	2,068,864.00	—	—	2,068,864.00	26,131,136.00	—	(3,746,325.00)	24,453,675.00	2024
Vesta Park Apodaca	Monterrey	4	—	—	31,472,868.00	—	—	32,495,788.00	157,454,212.00	—	(48,519,541.00)	141,430,459.00	2024
VP Queretaro	Querétaro	1	—	—	2,223,727.00	—	—	2,223,727.00	10,976,273.00	—	(6,372,685.00)	6,827,315.00	2024
Vesta Puebla I	Puebla	1	—	—	2,958,896.00	—	—	2,958,896.00	2,521,104.00	—	(1,957,220.00)	3,522,780.00	2024
Total of land and buildings under construction		11	—	—	53,749,101.00	—	—	54,772,021.00	229,147,979.00	—	(81,185,603.00)	202,734,397.00

VP SLP	San Luis Potosí		—	2,642,396	—	—	2,642,396	—	7,912,600	—	—	10,554,996	2019
VP Queretaro	Querétaro		—	5,897,328	—	—	5,897,328	—	15,331,966	—	—	21,229,294	2018
Vesta Park Puerto Interior	Silao		—	13,055,507	—	—	13,055,507	—	5,043,396	—	—	18,098,903	2015
Vesta Park Aguascalientes	Aguascalientes		—	13,045,841	—	—	13,045,841	—	14,456,913	—	—	27,502,754	2018
SMA	San Miguel de Allende		—	11,861,361	—	—	11,861,361	—	3,097,503	—	—	14,958,864	2015
Vesta Park Guadalajara	Guadalajara		—	11,705,077	—	—	11,705,077	—	—	—	—	11,705,077	2024
Vesta Park Megaregion	Tijuana		—	10,602,082	—	—	10,602,082	—	(330,145)	—	—	10,271,937	2024
Total of land reserves			—	68,809,592	—	—	68,809,592	—	45,512,233	—	—	114,321,825

		235	$643,290,000	$394,378,121	$1,321,355,743	$467,407,879	$394,150,378	$1,683,845,847	$1,731,515,844	$(7,880,676)	$(104,863,123)	$3,696,768,269
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
f.See Note 8 of our audited consolidated financial statements as of December 31, 2023 for the reconciliation of investment properties for the years ended December 31, 2023, 2022 and 2021.
g.The aggregate cost for Federal income tax purposes as of December 31, 2023 was $2,150,251,077
h.Accrued intercompany profits included in the carrying value of investment properties are US$0.0

i.Year of construction or acquisition represents the earliest year Vesta acquired or began construction in such property.