Form 20-F
period 2025-12-31
Vesta Real Estate Corporation, S.A.B. de C.V.
filed 2026-03-17
CIK 1969373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Paseo de los Tamarindos No. 90,
Torre II, Piso 28, Col. Bosques de las
Lomas
Alcaldía Cuajimalpa de Morelos, C.P. 05120
Mexico City
United Mexican States
+52 (55) 5950-0070
(Address of principal executive offices)
Juan Felipe Sottil Achutegui
Chief Financial Officer
Paseo de los Tamarindos No. 90,
Torre II, Piso 28, Col. Bosques de las
Lomas
Alcaldía Cuajimalpa de Morelos, C.P. 05120
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
As of February 27, 2026, 884,486,436 ordinary shares were outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☒	No	☐
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

Indicate by check mark whether the registrant is a large accelerated ﬁler, an accelerated ﬁler, a non-accelerated ﬁler, or an emerging growth company. See deﬁnition of “large accelerated ﬁler,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-accelerated Filer	☐
				Emerging growth company	☐
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
Indicate by check mark whether the registrant has ﬁled a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over ﬁnancial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting ﬁrm that prepared or issued its audit report.           ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the ﬁnancial statements of the registrant included in the ﬁling reﬂect the correction of an error to previously issued ﬁnancial statements.            ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b).           ☐
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

ABOUT THIS ANNUAL REPORT AND GLOSSARY OF CERTAIN TERMS AND DEFINITIONS
Except where the context otherwise requires or where otherwise indicated, the terms “Vesta,” “VTMX,” the “Company,” “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Corporación Inmobiliaria Vesta, S.A.B. de C.V., together with its consolidated subsidiaries as a consolidated entity.
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
In addition, set forth below is a glossary of certain industry and other terms used in this Annual Report:
“Adjusted EBITDA” means the sum of profit for the period adjusted by (a) total income tax expense, (b) interest income, (c) other income, (d) other expense, (e) finance costs, (f) exchange gain (loss) – net, (g) share of results of associates (h) gain on sale of investment property, (i) gain on revaluation of investment property, (j) depreciation, (k) stock-based compensation, (l) energy income and (m) energy costs during the relevant period.
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
"CAGR" means Compound Annual Growth Rate
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
“IASB” means the International Accounting Standards Board.
“IFRS Accounting Standards” means International Financial Reporting Standards, as issued by the IASB.
“Indeval” means the S.D. Indeval Institución para el Depósito de Valores, S. A. de C.V.
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
"NGO" means a nonprofit organization that operates independently of any government, typically one whose purpose is to address a social or political issue.
“Nissan” means Nissan Mexicana, S.A. de C.V.
“Nissan Trust” means the trust agreement dated July 5, 2013, between Nissan, as trustor and beneficiary, and Vesta DSP, as trustor and beneficiary, and formerly by Deutsche Bank Mexico, S.A., Multiple Banking Institution, (currently, Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva as successor of CIBanco, S.A., Institución de Banca Múltiple), as trustee, as such has been or is amended from time to time, pursuant to which the terms and conditions for the development of Douki Seisan Park were established.
“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, minus depreciation and stock-based compensation during the relevant period.
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
“QVC II” means QVC II, S. de R.L. de C.V., a subsidiary of Vesta.

“QVC III” means QVC III, S. de R.L. de C.V.
“RNV” means the Mexican Registro Nacional de Valores (Mexican National Securities Registry).
“Same-Store NOI” means rental income of Same-Store Properties in a period less the related property operating costs related to properties that generated rental income. This provides a further analysis of Adjusted NOI by providing the operating performance from the population of properties that is consistent from period to period.
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
“VBC” means Vesta Baja California, S. de R.L. de C.V., a subsidiary of Vesta.
“Vesta DSP” means Vesta DSP, S. de R.L. de C.V., a subsidiary of Vesta.
“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) – net, other income, other expense, interest income, share of results of associates, total income tax expense, depreciation and stock-based compensation, energy income and energy costs.
“Vesta Management” means Vesta Management, S. de R.L. de C.V., a subsidiary of Vesta.
“WTN” means WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V., a subsidiary of Vesta.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We report under IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We present our consolidated financial statements in U.S. dollars. This annual report does not include a reconciliation of IFRS Accounting Standards to U.S. GAAP. You should consult your own professional advisers for an understanding of the differences between IFRS Accounting Standards and U.S. GAAP, and how those differences might affect the financial information included in this annual report. Per share amounts are presented based on the weighted average number of ordinary shares outstanding. For more information, see note 12.5 to our audited consolidated financial statements.
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
Our management believes that the independent appraisal process and the chosen valuation methodologies as well as the assumptions used under such methodologies are appropriate for determining the fair value of the type of investment properties we own. For more information about the procedures that we perform to validate the independent appraisals, see Note 4 to our consolidated financial statements as of December 31, 2025, 2024 and 2023 included elsewhere in this Annual Report for information regarding our critical accounting estimates.
Special Note Regarding Non-IFRS Financial Measures and Other Measures
Non-IFRS financial measures do not follow generally accepted accounting principles and, as such, do not follow IFRS Accounting Standards. In this Annual Report, we report our Adjusted EBITDA, NOI, Adjusted NOI, FFO, Vesta FFO, Net Debt to Adjusted EBITDA, Net Debt to Total Assets and Same-Store NOI. These non-IFRS measures, however, do not have standardized meanings and may not be directly comparable to similarly titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS Accounting Standards as a substitute for the measures of earnings or liquidity required by IFRS Accounting Standards in making an investment decision.
We calculate Adjusted EBITDA as the sum of profit for the period adjusted by (a) total income tax expense, (b) interest income, (c) other income, (d) other expense, (e) finance costs, (f) exchange gain (loss) – net, (g) share of results of associates, (h) gain on sale of investment property, (i) gain on revaluation of investment property, (j) depreciation, (k) stock-based compensation, (l) energy income and (m) energy costs during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, minus depreciation and stock-based compensation during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.

Adjusted EBITDA is not a financial measure recognized under IFRS Accounting Standards and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS Accounting Standards. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.

NOI and Adjusted NOI are not financial measures recognized under IFRS Accounting Standards and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.
FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) – net, other income, other expense, interest income, share of results of associates, total income tax expense, depreciation and stock-based compensation, energy income and energy costs.

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
Additionally, since Vesta FFO does not capture the level of capital expenditures for maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.
Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.
We compute FFO and Vesta FFO per share amounts using the weighted average number of ordinary shares plus shares in incentive plan trust outstanding during the relevant period. For more information, see note 12.5 to our audited consolidated financial statements.
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
Net Debt to Total Assets represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus amortization of debt issuance costs) less cash and cash equivalents divided by (ii) total assets. Our management believes that this ratio is useful because it shows the degree in which net debt has been used to finance our assets and by using this measure investors and analysts can compare the leverage shown by this ratio with that of other companies in the same industry.
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
The Same-Store Properties population is adjusted to remove properties that were sold or entered development subsequent to the beginning of the current period. As such, the “same store” population for the period ended December 31, 2025 includes all properties that had reached twelve months of “stabilized operations” by December 31, 2024.

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
When used in conjunction with IFRS Accounting Standard financial measures, Same-Store NOI is a supplemental measure of operating performance that we believe is a useful measure to evaluate the performance and profitability of our investment properties. Additionally, Same-Store NOI is a key metric used internally by our management to develop internal budgets and forecasts, as well as to assess the performance of our investment properties relative to budget and against prior periods. We believe presentation of Same-Store NOI provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our investment properties, as these measures depict the operating results that are directly impacted by our investment properties and is consistent period over period and exclude items that may not be indicative of, or are unrelated to, the ongoing operations of such investment properties. It may also assist investors to evaluate our performance relative to peers of various sizes and maturities and provides greater transparency with respect to how our management evaluates our business, as well as our financial and operational decision-making.
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
However, Vesta and its subsidiaries keep their accounting records in pesos. In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (i.e., “foreign currencies”) are initially recognized at the exchange rates in effect on the dates of each transaction. At the end of each reporting period, the conversion of monetary items denominated in foreign currencies is subsequently updated based, in the case of assets and liabilities, at the exchange rates in effect on the last business day of the reporting period, and, in the case of income and expense items, at the average exchange rates in effect during the reporting period. The translation of non-monetary items carried at fair value that are denominated in foreign currencies is subsequently updated based on the exchange rate in effect on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not subsequently updated.

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

Industry and Market Data
Certain market data and other statistical information (other than with respect to our financial results and performance) used in this Annual Report are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including but not limited to INEGI, World Bank, U.S. Bureau of Economic Analysis (BEA), U.S. Economic Census Bureau, CBRE, CBRE Research, Bloomberg, Federal Reserve Bank of Dallas, Americas Market Intelligence, JLL, JLL Mexico, JLL Research, AMVO, Kearney, The Boston Consulting Group, the Mexican Ministry of Economy, the Mexican Central Bank, the Global Trade and Innovation Policy Alliance, Deloitte, International Organization of Motor Vehicle Manufacturers, Euromonitor, Organization for Economic Cooperation and Development, United Nations, Mexican Automotive Industry Association, National Association of Manufacturers, International Trade Administration, Optoro, Office of the U.S. Trade Representative, PGIM, Shipa Freight, Freight Quote, Peterson Institute for International Economics, GBM, LENS, Cushman & Wakefield, International Monetary Fund, Interamerican Development Bank, and Statista.
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
The standard measures of area in the real estate market in Mexico are the square meter (m2) and the hectare (ha), while in the U.S. they are the square foot (ft2, SF) and the acre (ac), respectively. This Annual Report contains information in both (i) square meters and square feet applying a conversion factor of 1 square meter = 10.8 square feet, and (ii) hectares and acres, applying a conversion factor of 1 hectare = 2.5 acres.
Occupancy Rate
When we refer to our occupancy rate generally, we refer to the rate of all our occupied properties. When we refer to our stabilized occupancy rate, we refer to the rate of occupied stabilized properties only. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first. The occupancy rate is calculated as the ratio of rented GLA to the total amount of available GLA. We consider the occupancy rate to be an important measure of the anticipated cash flow of the portfolio, and as an indicator of management leasing performance and the markets demand for the portfolio. We consider the stabilized occupancy rate to be an important measure of the anticipated cash flow of the stabilized portfolio and an indicator of management leasing performance and the market’s demand for the stabilized portfolio. Incorporating newly developed properties into the portfolio does not impact our stabilized occupancy rate. Our stabilized occupancy rate, however, does not have a standardized meaning and may not be directly comparable to similarly titled measures adopted by other companies.

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
•our ability to collect rent from our customers;
•our ability to maintain or increase our rental rates and occupancy rates;
•the devaluation or appreciation of the currency of Mexico, where we operate, against the United States dollar;
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
•economic trends in the industries or the markets in which our customers operate and the performance and financial condition of our customers;
•any impact of pandemics, epidemics or outbreaks of infectious diseases on the Mexican economy and on our business, results of operations, financial condition, cash flows and prospects, as well as our ability to implement any necessary measures in response to such impact;
•higher interest rates, increased leasing costs, increased construction costs, distressed supply chains for construction materials, increased maintenance costs, all of which could increase our costs and limit our ability to acquire or develop additional real estate assets;
•the terms of laws and government regulations that affect us, and interpretations of those laws and regulations, including changes in tax laws and regulations and changes in environmental, real estate and zoning laws, and potential limits to annual increase of rent;
•supply of utilities, principally electricity and water, and general availability of public services, to support operations in our properties and industrial parks;
•economic, political and social developments in Mexico, including political instability, currency devaluation or appreciation, inflation, unemployment and changes to the judiciary;

•the performance of the Mexican economy and the global economy;
•the competitiveness of Mexico as an exporter of manufactured and other products to the United States and other key markets, including as a result of the imposition of tariffs;
•limitations on our access to sources of financing on competitive terms;
•changes in capital markets that might affect the investment policies or attitude in Mexico or regarding securities issued by Mexican companies;
•obstacles to commerce, including tariffs or import taxes and changes to the existing commercial policies, and change or withdrawal from free trade agreements, including the USMCA, which is scheduled to undergo a formal review starting in July 2026, of which Mexico is a member that might negatively affect our current or potential clients or Mexico in general;
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
•our ability to maintain adequate insurance for our properties;
•deterioration of labor relations with third-party contractors, changes in labor costs and labor difficulties, including different interpretations or difficulties arising from the subcontracting reforms in Mexico comprising changes to labor and social laws or the interpretation thereof;
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
Risks Related to Our ADSs
•The price of our ADSs or common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs or common shares at or above the acquisition price.
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
Furthermore, we expect that a limited number of financial institutions will hold all or most of our cash, including some institutions located in the United States. Depending on our cash balance in any of our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default or failure of any bank with which we maintain a commercial relationship. While the U.S. Federal Deposit Insurance Corporation provides deposit insurance of US$250,000 per depositor, per insured bank, the amounts that we have in deposits in U.S. banks far exceed that insured amount. Therefore, if the U.S. government does not impose measures to protect depositors in the event a bank in which our funds are held fails, we may lose all or a substantial portion of our deposits. The occurrence of any default or failure of any of the banks in which we have deposits could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If economic and market conditions similar to those experienced between 2008 to 2010 or 2020 and 2021 were to return, our performance and profitability could deteriorate. In such event, we may not be able to comply with our financial covenants under our loan agreements and may be forced to seek waivers or amendments from our lenders or to refinance our indebtedness on terms that are consistent with our financial condition. No assurance can be given that we would be able to secure any such waiver or amendment on favorable terms or at all. In addition, if our business deteriorates, we may not have a level of liquidity sufficient to repay our debt at its maturity in the coming years, which would materially and adversely affect our business, financial condition, results of operations and prospects or the market price of our ADSs.
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
In addition, global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing war between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is unpredictable, the conflict in Ukraine has created and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets. The war between Russia and Ukraine has led to sanctions and other penalties being levied by the United States, European Union and other countries mainly against Russia, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. The war is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, scarcity in certain raw materials and products, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, there is a risk that Russia and other countries supporting Russia in this conflict may launch cyberattacks against the United States and its allies and other countries, their governments and businesses, including the infrastructure in those countries. On January 3, 2026, the United States launched a series of strikes against Venezuela and captured and removed former President Maduro and his wife, Cilia Flores, from the country. Following the U.S. strikes, Venezuela announced a state of national emergency, and the Vice President, Delcy Rodriguez, has been elevated to the Presidency of Venezuela. Recent developments in the Middle East, including U.S. military action involving Iran, have increased geopolitical uncertainty and instability in the region. The situation remains dynamic, and the ultimate scope, duration, and impact of these events are uncertain. Further escalation, retaliation, or expansion of hostilities could contribute to heightened volatility in global political, economic, and financial conditions.
Broader consequences of military conflict may include cyberattacks, terrorism, retaliatory actions against U.S. interests or companies, labor disruptions, currency instability, reduced access to capital markets, and declines in consumer and business confidence. Any of these factors, individually or in the aggregate, could materially and adversely affect our operations and financial performance.

The extent and duration of any military conflict, as well as its indirect effects on global markets and economic conditions, are inherently unpredictable. As a result, we may be unable to effectively anticipate, mitigate, or respond to the adverse impacts of such events.

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
If we do not have sufficient cash available to us through our operations, sales or contributions of properties or available credit facilities to continue operating our business as usual, we may need to find alternative ways to increase our liquidity. Those alternatives may include, without limitation, divesting properties at less than optimal terms, incurring debt, accessing other capital resources, entering into leases with new customers at lower rental rates or less-than-optimal terms or entering into lease renewals with our existing customers without an increase in rental rates. We may intend to seek financing from financial institutions but cannot assure you that we will be able to access these or other sources of capital. There can be no assurance that these alternative ways to increase our liquidity will be available to us. Our inability to raise additional capital on reasonably favorable terms may jeopardize our future growth and affect our financial condition and/or results of operations. Additionally, taking measures to increase our liquidity may adversely affect our business, and in particular, our distributable cash flow and debt covenants.
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
•governmental and environmental regulations and the associated potential liability under, and changes in, environmental, community rights, zoning, usage, tax, tariffs and other laws; and

•reduction on the supply, price increases and other restrictions affecting the supply of key resources, such as water and electricity, which may affect the construction industry and the operation of rental facilities in Mexico.
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
Our growth strategy includes the acquisition of individual properties or real estate portfolios when opportunities arise. Our ability to make acquisitions on favorable terms and to integrate them successfully into our existing operations is subject to various risks, including the risk that:
•we may not be able to acquire desired properties, including other real estate developers and real estate investment funds, particularly in markets in which we do not currently operate; we may need additional land banks to accelerate our portfolio growth and execute our growth strategy to meet our goals;
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
•competition from other potential acquirers may significantly increase the purchase price of a desired property;
•we may spend significant time and money on potential acquisitions that we are unable to make as a result of the lack of satisfaction of customary closing conditions included in the agreements for the acquisition of properties, including the satisfactory completion of due diligence investigations;
•we may not be able to obtain any or all regulatory approvals necessary to complete the acquisition, including from the Mexican National Antitrust Commission (Comisión Federal de Competencia Economica, today Comisión Nacional Antimonopolio or “CNA”);
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
If upon expiration of a lease for any of our properties, a tenant does not renew its lease, we may not be able to lease the property to a new customer, may need to incur substantial capital expenditures to re-lease the relevant properties, or the terms of the renewal or new lease (including the cost of renovations for the customer) may be less favorable to us than current lease terms. If a significant number of tenants were to default on their obligations under their leases, we could experience delays and incur substantial expenses in enforcing our rights as landlord.
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
As of and for the years ended December 31, 2025, 2024 and 2023, our 10 largest tenants accounted for approximately 27.5%, 27.1%, and 27.0% of our total GLA and approximately 30.0%, 28.5% and 27.8% of our rents, respectively. As of 2025, Mercado Libre is our largest customer in terms of leased GLA, representing 5.6%, In 2024 and 2023 our largest customer was Nestle with 4.8% and 5.3% of our GLA, respectively. Mercado Libre is also the largest customer in terms of rental income representing, 6.4% during 2025. Nestle was our largest customer during 2024 and 2023 representing 4.7% and 5.4% of rental income, respectively.
If Mercado Libre, or any of our other principal tenants, were to terminate its leases or seek the restructuring of their leases as a result of any conditions affecting any of them, and we were unable to renew those leases on terms reasonably acceptable to these tenants or at all upon their expiration, our business, financial condition and results of operation or the market price of our ADSs could be materially and adversely affected. In addition, should any such tenant elect not to renew its leases upon their expiration, we could find it difficult and time-consuming to lease these properties to new customers. We cannot assure you that we would be able to re-lease any of these properties within a short period of time or at all, or that our results of operations would not be affected as a result of our inability to do so. Any delay in re-leasing these properties may affect our business, financial condition and results of operations or the market price of our ADSs.
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
Our clients operate in certain specific industrial sectors in Mexico. As of December 31, 2025, our tenant base in terms of leased GLA was comprised primarily of companies engaged in the automotive (32.2%), logistics (10.5%), e-commerce (10.1%), electronics (9.8%), food and beverage (8.8%), aerospace (6.5%) and energy industries (3.4%) among others. Our exposure to these industries subjects us to the risk of economic downturns or other adverse events affecting these sectors. If any of these risks were to materialize, our business, financial condition and results of operations or the market price of our ADSs could be materially and adversely affected.
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
Our principal competitors include Prologis, CPA and Fibra Uno, which operate industrial properties in Mexico’s largest suburban markets, including the Mexico City metropolitan area, Toluca, Guadalajara and Monterrey. We also compete with Fibra Macquarie, Fibra Monterrey, Finsa and American Industries, which own a significant number of industrial properties along Mexico’s northern border, including in Tijuana, Ciudad Juárez, Reynosa and Monterrey. In addition, we face competition from major regional participants in each of our other markets.
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
Since 2012, we have grown our portfolio through the acquisition of raw land for the development of new industrial real estate properties. Historically, we have financed our acquisitions and real estate purchases with cash proceeds from secured loans and credit facilities that have been typically secured by a mortgage or similar interest on the relevant property. If we were to acquire stabilized portfolios in the future, we may continue to use this acquisition strategy and enter into similar secured loans. In addition, we have incurred unsecured debt to finance our development efforts. As of December 31, 2025, our total outstanding debt was US$1,275.2 million, of which US$100.6 million were secured loans. For more information on our existing indebtedness, see Item 5B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”
We may from time to time incur additional indebtedness to finance strategic acquisitions, investments or joint ventures, or for other purposes. Pursuant to Mexican law and our bylaws, the amount of indebtedness that the board of directors may authorize is capped at 20.0% of the consolidated value of our assets based on our balance sheet as of the end of the immediately preceding quarter; provided that any indebtedness in excess of this percentage is required to be authorized by our shareholders. In March 2023, our shareholders increased the capped amount of indebtedness that we may incur to US$1.8 billion. If we incur additional indebtedness or renegotiate the terms of our existing loans and credit facilities, our financial obligations may increase significantly and our ability to service our debt may be adversely affected.
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
Moreover, if interest rates increase, then so would the interest expense on our unhedged variable rate debt, which would adversely affect our business, financial condition, results of operations and prospects. From time to time, we manage our exposure to interest rate risk with interest rate hedge contracts that effectively fix or cap a portion of our variable rate debt. As of December 31, 2025, 88% of our outstanding indebtedness bore fixed interest rates, and therefore none of our indebtedness was hedged with interest rate hedge contracts. In addition, we refinance fixed rate debt at times when we believe rates and terms are appropriate. Our efforts to manage these exposures may not be successful. Our use of interest rate hedge contracts to manage risk associated with interest rate volatility may expose us to additional risks, including a risk that a counterparty to a hedge contract may fail to honor its obligations. Developing an effective interest rate risk strategy is complex, and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our business, financial condition, results of operations and prospects. Termination of interest rate hedge contracts typically involves costs, such as transaction fees or breakage costs.
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
We carry insurance coverage including property damage resulting from certain perils, such as fire and additional perils and several natural disasters. The insurance coverage contains policy specifications and insured limits customarily carried for similar properties, business activities and markets. We believe our properties are adequately insured. Certain losses, however, including losses from acts of war, acts of terrorism, riots, pandemics, pollution or environmental matters generally are not insured against or not fully insured against because it is not deemed economically feasible or prudent to do so. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, we could experience a relevant loss of capital invested and future revenues in these properties and could remain obligated under any recourse debt associated with the property.
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
All of our leases are governed by Mexican law. While our leases provide that the tenant will not be entitled to rent withholding in the event of damage to or destruction of all or part of the relevant property (which are known as “hell or high water” provisions), under Mexican law the tenant will not accrue rent until repairs are made or may request a rent abatement equal to the percentage of the property that became damaged or destroyed, or in some cases, early terminate the relevant lease. We cannot give you any assurance as to whether a Mexican court would uphold the relevant provisions of our leases or find them unenforceable. In the latter event, our rental income would decrease and our business, financial condition, results of operations and prospects could be adversely affected.
The value of our assets may suffer impairment losses that may adversely affect our results of operations.
We review the carrying amounts of our real estate assets on a regular basis to determine whether there is any indication that those assets have suffered an impairment loss. The determination as to the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a tenant may lead us to recognize an impairment loss. We determine the value of our real estate assets based on the net present value of our future rental income and other revenues from or charges against those assets, divided by a discount rate that is based on our weighted average cost of capital. That discount rate may vary as a result of changes in interest rates and other market conditions over which have no control. The higher the discount rate, the lower the value of our assets. In 2025 and 2024 we recognized a gain on the revaluation of our properties of US$52.1 million and US$270.7 million, respectively.
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
We and our third-party providers of goods and services, as applicable, are subject to numerous governmental and local regulations and require various approvals, licenses, permits, concessions and certificates in the conduct of our business. We cannot assure you that we, or our third-party providers of goods and services, will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits, concessions and certificates required in the conduct of our business, or that we, or our third-party providers of good and services, will continue to satisfy the current or new conditions to those approvals, licenses, permits, concessions and certificates that we currently have or may be granted in the future. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals.
The implementation of new laws and regulations on environmental protection, health and safety-related matters in the jurisdictions in which we operate, or in the jurisdictions from which our third-party providers of goods and services source their deliverables to us, may create stricter requirements to comply with, including requirements relating to the demands of communities where the real estate is located. This could delay our ability to obtain the related approvals, licenses, permits, concessions and certificates, or could result in us not being able to obtain them at all. If previously obtained approvals, licenses, permits and certificates are revoked and/or if we, or our third-party providers of goods and services, fail to obtain and/or maintain the necessary approvals, licenses, permits, concessions and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend or alter the operation of one or more of our properties, industrial parks, or projects in construction or any relevant component thereof, which could affect the general operation of these locations or our compliance with any leases at those locations, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.
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
Under the Mexican Ley General de Cambio Climático (General Law on Climate Change), and the regulations thereunder, we are subject to various environmental obligations, which may impact our financial performance. In addition, Mexico enacted legislation that allows class action lawsuits related to environmental liabilities. Under such legislation, we may be subject to class action lawsuits that may impact our financial condition, or that may otherwise have a material adverse effect on us or our properties. Additionally, requirements and efforts to address climate change through federal, state, regional and international laws requiring the reductions in greenhouse gas emissions, or GHG emissions, may lead to economic risks and uncertainty for our business. These risks could include costs to process and obtain permits, additional taxes, as well as of the installation of equipment necessary to reduce emissions to meet new GHG limits or other required technology standards. Given the uncertain nature of current and future legal and regulatory requirements for GHG emissions at the federal, state, regional, and international levels, it is not possible to predict the impact on our operations or financial position, or to make reasonable forecasts of potential costs that may result from those requirements.

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
We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other international laws and regulations and are required to comply with, including (but not limited to) the Ley Federal Para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita (Mexican Federal Law for the Prevention and Identification of Transactions with Illicit Proceeds) and similar laws and regulations in Mexico, in the United States and abroad, including (but not limited to) the Foreign Corrupt Practices Act and similar laws and regulations.
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
In addition, the experience and skill of certain members of our management team has proven critical in identifying and attracting local clients and opportunities. We consider especially relevant the regional relationships of our officers in the Tijuana and the Bajío region. As we continue to grow, our success will depend to a significant extent on our ability to recruit and retain qualified personnel in all areas of business, and we can provide no assurance that we will be able to do so. Our ability to retain senior management as well as experienced personnel will in part depend on our having in place appropriate staff remuneration and incentive schemes. The remuneration and incentive schemes we have in place may not be sufficient for retaining the services of our experienced personnel.
Public health threats or outbreaks of communicable diseases could have an adverse effect on our operations and financial results.
Our business could be materially and adversely affected by the risks (or the public perception of the risks) related to an epidemic, pandemic, outbreak, or other public health crisis, similar to the outbreak of novel coronavirus (COVID-19). The global spread of the COVID-19 pandemic, which originated in late 2019 and was later declared a pandemic by the World Health Organization in March 2020, negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets. The ultimate extent of the impact of any future epidemic, pandemic or other health crisis on our business, financial condition and results of operations is uncertain and will depend on future developments, including the condition and the dynamics of the global economy.
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
Despite system redundancy, including the intentional duplication of critical components, the implementation of security measures and the existence of a disaster recovery plan for our internal and hosted information technology systems, our systems are vulnerable to damages from any number of sources, including energy blackouts, natural disasters, terrorism, war, telecommunication failures and cyber security attacks, such as malware, ransomware, or unauthorized access. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may incur additional costs to remedy damages caused by those disruptions. Third-party security events at vendors, sub-processors, and service providers could also impact our data and operations via unauthorized access to information or disruption of services which may ultimately result in financial losses. Despite training, detection systems and response procedures, an increase in email attacks (phishing and business email compromise) may create disruption to our business and financial risk.
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
The material weaknesses identified relate to (i) controls and monitoring activities, including controls over accounting and financial reporting that, although most were designed and implemented during the reporting period, some of these controls were not effective throughout the entire year, as well as certain controls and monitoring activities that, as of the reporting date, still had to be designed and implemented to ascertain whether the components of internal control are present and functioning; and (ii) an inadequate segregation of duties and ineffective access management and change controls for relevant information systems, along with insufficient monitoring of certain service organizations used by the Company to manage specific processes related to its information systems, as well as limitations in the availability of personnel with the requisite technical competencies and expertise to implement and execute the related IT controls.
The material weaknesses, if not remediated timely, may lead to material misstatements in our consolidated financial statements. Following the identification of the material weakness, we have taken and plan to continue to take remedial measures. We cannot assure you, however, that these measures may fully address these material weaknesses in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

To address the material weaknesses identified, we have implemented and plan to implement a series of measures designed to strengthen our internal control over financial reporting. These actions include enhancing our finance, operations and information technology teams, as well as establishing additional policies, processes and internal controls related to our financial reporting. Specifically, our planned remediation efforts include the following:
•improved monitoring activities by our audit committee over internal controls, including a quarterly committee wide in-depth review of both our remediation activities as well as the results of internal control testing, accompanied by frequent touchpoints with the audit committee chair;
•we strengthened our risk assessment process by increasing the involvement of key personnel across relevant functions, improving alignment between identified risks with process ownership and to enhance the connection between risk assessment results, control design, and testing outcomes;

•we enhanced transaction‑level monitoring activities by implementing procedures to identify, review, and monitor specific transactions, including those requiring heightened judgment and complex transactions.

•we continue to engage external advisers to provide financial accounting and reporting assistance;

•we expanded the scope of in‑scope IT applications, including additional applications, for a more granular approach for IT controls;

•we enhanced the segregation of duties principles across financial processes, including the identification of incompatible roles, redesign of role‑based access within the ERP and other relevant systems, and implementation of mitigating controls.

•we appointed a dedicated IT controls project manager and are actively seeking to strengthen our IT team to support a more effective and sustainable approach to IT controls remediation; and

•we implemented a Governance, Risk, and Compliance (GRC) tool to support standardized monitoring, control documentation, testing, evidence retention, and remediation tracking.

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
We are subject to the reporting requirements of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting is not effective. In addition, our independent registered public accounting firm, after conducting its own independent testing, issued a report that is adverse with respect to our internal controls. In addition, our reporting obligations place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We were unable to complete the required remediation during 2025 and may be unable to complete any required remediation in the future.
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
We attempt to mitigate our risk by borrowing in the currencies in which we have significant investments, thereby providing a natural hedge. We may also enter into derivative financial instruments that we designate as net investment hedges, as these amounts offset the translation adjustments on the underlying net assets of our foreign investments. Although we attempt to mitigate the potential adverse effects of changes in foreign currency rates, there can be no assurance that those attempts will be successful. In addition, we occasionally may use interest rate swap contracts to manage interest rate risk and limit the impact of future interest rate changes on earnings and cash flows. As of December 31, 2025, none of our indebtedness was hedged with interest rate hedge contracts.
Hedging arrangements involve risks, such as the risk of fluctuation in the relative value of the foreign currency or interest rates and the risk that counterparties may fail to honor their obligations under these arrangements. The funds required to settle those arrangements could be significant, depending on the stability and movement of the hedged foreign currency or the size of the underlying financing and the applicable interest rates at the time of the breakage. The failure to hedge effectively against foreign exchange changes or interest rate changes may adversely affect our business.
Risks Related to Mexico
Adverse economic conditions in Mexico may have a negative impact on our financial condition and/or results of operations.
We are a Mexican corporation and all of our assets and operations are located in Mexico. As a result, our business, financial condition and/or results of operations may be affected by general economic conditions, depreciations or devaluations of the peso against the U.S. dollar, price volatility, inflation, interest rates, changes in taxation and regulation, crime rates and other economic, political or social developments in or affecting Mexico, over which we have no control. According to the INEGI, in 2025, 2024, and 2023 Mexican GDP grew 0.8%, 4.2% and 4.7% respectively. Moreover, in the past, Mexico has experienced economic crises and prolonged periods of slow economic growth, caused by internal and external factors over which we have no control, that have had a negative impact on us. We cannot give any assurance that those conditions will not return in the future or that, if they do, they will not have a material adverse effect on our business, financial condition and/or result of operations.
The Mexican economy has been characterized by high interest rates in both real and nominal terms. In December 31, 2025 and 2024, the average interest rate for 28-day CETES was approximately 8.1% and 10.7%, respectively. Accordingly, to the extent we incur peso-denominated debt in the future, it could be at high interest rates. In 2025 and 2024, the peso appreciated (depreciated) against the U.S. dollar by (11.4)% and 20.0%, respectively, in nominal terms. In 2025 and 2024, we derived approximately 89.6% and 88.6% of our rents from U.S. dollar-denominated leases, respectively. In addition, all of our debt is denominated in U.S. dollars. However, in 2025 and 2024, our operating costs, taxes and approximately 10.4% and 11.4% of our rents, respectively, were denominated in pesos. As a result, the appreciation or depreciation of the peso against the U.S. dollar affects our financial condition and results of operations.
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
In Mexico, political instability has been a determining factor in business investment. Significant changes in laws, public policies and/or regulations or the use of public referendums (consultas populares), as well as the election of judges, justices of the Supreme Court and other judicial officers through popular vote, could affect Mexico’s political and economic situation, which could, in turn, adversely affect our business.
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
The electoral victory of Morena and its allies in the 2024 elections relegated the opposition to a near-symbolic presence in the federal Congress and left it significantly weakened at the regional level, including in governorships and local legislatures. Morena and its allies have established strong political dominance at both the federal and local levels.
This hegemony is bolstered by the partial capture of institutions such as the Federal Electoral Tribunal and the progressive weakening of the National Electoral Institute, alongside the dismantling or absorption of regulatory agencies such as the National Transparency Institute and the Federal Economic Competition Commission.
These changes undermine independent oversight of public resources and government operations. Additionally, public media outlets face self-censorship or intimidation to curtail criticism of the government.
Morena obtained the required two-third majority in the Chamber of Deputies (Cámara de Diputados) and close to a required majority in the Senate, sufficient to pass any reforms proposed by the president (including constitutional reforms). President Sheinbaum is expected to continue the social and economic policies of her predecessor, Mr. López Obrador. This new political configuration has given and is likely to continue to give the Morena coalition substantial authority to implement significant changes to the Mexican Constitution and other laws, policies and regulations, which could potentially affect the Mexican economy and our business.
The Mexican federal government occasionally makes significant changes in policies and regulations and may do so again in the future. The current Mexican administration has approved wide-ranging constitutional reforms including (i) significant modifications to the Mexican judicial system, including the election of all judges, federal magistrates and supreme court justices by popular vote, (ii) the elimination of autonomous governmental bodies, such as the National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos), the Energy Regulatory Commission (Comisión Reguladora de Energía), the National Institute of Transparency, Access to Information and Protection of Private Data (Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales), the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones), the National Council for Evaluation of Social Development Policy (Consejo Nacional de Evaluación de la Política de Desarrollo Social) and the Federal Antitrust Commission (Comisión Federal de Competencia Económica) and (iii) the transfer of the National Guard (Guardia Nacional) to the Ministry of Defense (Secretaría de Defensa).
In February 2026, President Sheinbaum’s administration presented a significant electoral reform that may materially impact the political landscape, aimed to overhaul the electoral system by reducing public funding for political parties, cutting the budget of the National Electoral Institute (Instituto Nacional Electoral ), and eliminating proportional representation seats in the legislature. These reform, if enacted, could substantially alter Mexico’s electoral framework and governance structures. The proposed changes require constitutional approval and face political debate, which creates uncertainty regarding their final form and timing.

For the business sector, this concentration of power poses several challenges. The government can act unilaterally with little input from business, social, or political stakeholders, leading to decisions driven by electoral priorities rather than technical or economic considerations. Furthermore, discretionary awarding of contracts or permits to benefit the government’s allies, hampers investment and economic competition. We cannot predict the impact that political, economic and social conditions will have on the Mexican economy. In addition, we cannot guarantee that political, economic or social developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects or the market price of our ADSs.
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
The Mexican economy and the business, financial situation and operating results of Mexican companies may be affected to varying degrees by economic and market conditions in other countries. While economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. For example, in October 2017 market prices for Mexican debt and equity instruments experienced a significant drop as a result of the Asian financial crisis. In the second half of 1998 and early 1999, market prices for Mexican securities were adversely affected by the economic crises in Russia and Brazil. In the second half of 2008 and part of 2009, market prices for Mexican debt and equity instruments decreased significantly as a result of the financial crisis in the United States and the rest of the world. Other geopolitical events, such as the United Kingdom’s exit from the European Union, changes to United States monetary policy and the military conflicts between Ukraine and Russia and between Israel and Hamas, have contributed to high volatility and uncertainty in several financial markets, which may affect emerging economies, such as Mexico, and may affect our ability to obtain financing or to refinance our indebtedness.
In addition, the U.S. economy heavily influences the Mexican economy, and, therefore, adverse economic conditions in the United States, the termination or renegotiation of the USMCA, a review of policies, including policies relating to restrictions in investments in the oil and electricity sectors in Mexico, or other related events affecting U.S. trade policy with respect to Mexico, could have a negative impact on the Mexican economy, such as by decreasing remittances by Mexican workers in the United States to Mexico and adversely affecting bilateral trade and foreign direct investment in Mexico. Economic conditions in Mexico have become increasingly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement (the “NAFTA”), and, subsequently, the USMCA, which has induced higher economic activity between the two countries and increased the remittance of funds from Mexican immigrants working in the United States to Mexican residents. Due to recent events calling for the renegotiation of USMCA, which is scheduled to undergo a formal review starting in July 2026, it is currently unclear what the results of such renegotiation and its implementation will be. The new terms of the USMCA could have an impact on Mexico’s economy generally and job creation in Mexico, which could adversely affect our business, financial performance and results of operations. See "—Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business."
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
The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican governmental actions concerning the economy and state-owned enterprises could have a significant impact on Mexican private sector entities in general, as well as on market conditions, prices and returns on Mexican securities. As of the date of this Annual Report, Morena and its allies continue to hold the most seats relative to any other political party in the Mexican Congress. We cannot predict the impact that political developments in Mexico will have on the Mexican economy, nor can provide any assurances that these events, over which we have no control, will not have an adverse effect on our business, financial condition and results of operations or the market price of our ADSs. Furthermore, our financial condition, results of operations and prospects and, consequently, the market price for our ADSs, may be affected by currency fluctuations, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico.
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
Securities of companies in emerging market countries tend to be influenced by economic and market conditions in other emerging market countries. Emerging market countries, including Argentina and Venezuela, in recent years experienced significant economic downturns and market volatility. The occurrence of similar events in emerging market countries could have adverse effects on the economic conditions and securities markets of other emerging market countries, including Mexico.
Changes in exchange rates between the peso and the U.S. dollar or other currencies may adversely affect our financial condition and/or results of operations.
As of December 31, 2025, 2024 and 2023, all of our outstanding indebtedness and 89.6%, 88.6% and 86.7% of our rents, respectively, was denominated in U.S. dollars, while most of our administrative and operating expenses were denominated in pesos. An appreciation of the peso would have the effect of increasing some of our expenses in U.S. dollar terms.
In 2025, foreign exchange markets and the value of the peso experienced significant volatility as a result of economic policies, which had a negative impact on some of our income in terms of U.S. dollars. Other similar events may occur in the future.
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
Mexico’s annual rate of inflation, as measured by changes in the Mexican national consumer price index, calculated and published by the INEGI, was 3.7, 4.2%, and 4.7% as of December 31, 2025, 2024 and 2023, respectively. High levels of inflation may adversely affect our business, financial condition and/or results of operations. If Mexico were to experience high levels of inflation in the future, we may not be able to adjust the prices we charge our tenants in order to offset the negative effects of inflation.
In general terms, our leases provide for annual increases in rent to account for inflation. In the case of our peso-denominated leases, the increase is usually tied to the INPC, which is a measure of the change in prices paid by consumers for a market basket of basic products and services, many of which prices are subsidized or controlled by the Federal Government. Accordingly, the INPC may not accurately reflect actual inflation. In addition, because rent increases occur annually, adjustments for inflation are not recognized until the following year. As a result, rent increases to account for inflation could be deferred and may not be reflective of actual inflation. In the case of our dollar-denominated leases, the increase is tied to the inflation rate in the United States, which has historically been lower than Mexican inflation. As a result, rent increases may not be sufficient to offset the actual increase in our costs derived from a higher inflation in Mexico.
Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have an adverse effect on our business.
Changes to trade policies, treaties and the imposition of tariffs on a global scale, or the perception that these changes could occur, could adversely affect the global supply chain and corporate appetite for off-shoring labor-intensive manufacturing to low labor-cost jurisdictions, such as Mexico.
Since the commencement of President Donald Trump’s second term in office, the U.S. government has indicated its intent to impose tariffs, as well as to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. For instance, on February 1, 2025, the U.S. White House released a Fact Sheet and Executive Orders imposing additional tariffs on Canada, Mexico and China. The documents outline that President Donald Trump is implementing 25% additional tariff on imports from Canada and Mexico. Further, on April 2, 2025, the United States government announced that a 10% base tariff will be applied to all imports to the United States effective April 5, 2025, subject to limited exceptions for Mexico and Canada, and that almost 60 countries will, in lieu of the 10% base tariff, be assigned higher reciprocal tariffs on imports that extend as high as 50%. Following reciprocal tariffs imposed by China, the United States government continued to raise tariffs on China of 145% or higher on certain goods. These decisions led to significant market volatility and economic uncertainty. Although, other than in the case of China, most of the tariffs were later suspended and replaced by a base tariff of 10% for a period of 90 days, it is uncertain if and to what extent the tariffs may be reimposed. We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. These policies create uncertainty with respect to, among other things, existing and proposed trade agreements, free trade generally, and potentially significant increases on tariffs on goods imported into the U.S. These and other trade policies and the extent to which the current U.S. administration is successful in passing trade legislation is uncertain, and it is possible that further measures restricting trade may be announced. The current unpredictability of trade policies and their effect on trading once implemented may lead to increased costs for United States’ and Mexican companies, the relocation of production lines, lost jobs, an increase in inflation, the devaluation of the Peso and, potentially, a recession. These policies also introduce uncertainties in regulatory frameworks and could lead to increased operational costs for businesses reliant on international trade and immigrant labor. As the United States’ primary trading partner and southern neighbor, Mexico is particularly vulnerable to the Trump administration’s new immigration policies and intended trade actions, which could disrupt trade relations, labor markets, and trade stability. There can be no assurance as to what the new United States’ administration will do nor the impact any such measures or any others may have on Mexico. The economic and political consequences may have an adverse effect on the Mexican economy, which in turn could affect our business, financial condition, results of operations and prospects in Mexico.
As many of our customers are engaged in global manufacturing and industrial production, including exports out of Mexico, any unfavorable changes in international trade policies and international barriers to trade, such as capital controls or tariffs, may have an adverse effect on manufacturing levels, trade levels and industries, including logistics, that rely on trade, commerce and manufacturing, as well as impact the competitive position of Mexico as a manufacturing and exporting hub and may affect the demand for our properties. Any such escalation in trade tensions or a trade war, or news and rumors of the escalation of a potential trade war, could have a material and adverse effect on our business, results of operations and the trading price of our ADSs.

In addition to the broad-based tariffs described above, the current U.S. administration has indicated that it may adopt Mexico-specific measures targeting strategic sectors such as automobiles, auto parts, steel, aluminum and other industrial goods manufactured in Mexico. The administration has also suggested the possibility of restricting preferential treatment under the USMCA framework through stricter enforcement of rules of origin, labor compliance provisions and dispute mechanisms, without formally terminating the agreement. Furthermore, the United States may implement enhanced customs inspections, border controls or other non-tariff barriers that could delay cross-border trade and increase logistics costs. Certain public statements have also linked potential trade measures to immigration enforcement, enforcement against drug traffickers and border security policies, creating the risk that tariffs could be reimposed or expanded based on non-trade considerations. These sector-specific and non-tariff measures could adversely affect Mexican manufacturing, supply chains and the demand for industrial real estate.
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
Pursuant to our bylaws, subject to certain exceptions (i) any acquisition of common shares (or any instruments representing common shares, including ADSs) that would result in the beneficial ownership of 9.5% or more of our capital stock, or any multiple thereof, by a person or group of persons, directly or indirectly, (ii) any agreement establishing or adopting a vote-pooling mechanism or an arrangement to vote as a group or in concert, or which would result in the beneficial ownership or control, of 20.0% or more of our capital stock or in a change of control of the Company (through voting or any agreement), or (iii) any direct or indirect acquisition of common shares (or any instruments representing common shares, including ADSs) by a competitor that would result in that competitor holding 9.5% or more of our capital stock, must be previously approved in writing by our Board of Directors. Our Board of Directors must approve or disapprove the transaction within 90 days from the receipt of notice thereof, provided it has received all the necessary information to make a determination.
If the acquisition or voting arrangement is approved by 75.0% of the members of our Board of Directors that are not affected by any conflict of interest and results in the beneficial ownership of 20.0% or more of our common shares by a shareholder or group of shareholders or in a change of control, the buyer or member of the voting arrangement will be required to conduct a public tender offer to purchase 100.0% of our outstanding common shares for a price equal to the greater of (x) the book value per share, pursuant to the last quarterly financial statements, as approved by our Board of Directors and filed with the CNBV and the BMV, (y) the highest published closing trading price for our common shares on the BMV during the 365-day period preceding the date of the request for approval of the transaction by the Board of Directors or the date of the approval, and (z) the highest purchase price per share ever paid by the person intending to acquire the common shares or enter into the voting arrangement directly or indirectly, individually or together with others, plus, in each case, a premium equal to 20.0% of the purchase price per share, which premium may be increased or reduced taking into consideration the opinion of an investment bank of recognized standing. The public tender offer is required to be completed within the 90 days following the authorization of the Board of Directors.
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
These provisions of our bylaws may only be repealed or amended by the affirmative vote of the holders of no less than 85% of our outstanding common shares; provided that such repeal or amendment is not rejected by the holders of 5% of our outstanding common shares.

These provisions may deter investors, including prospective buyers of our business, from purchasing a significant number of ADSs, which may adversely affect the price and liquidity of our ADSs.
The relative volatility and illiquidity of the Mexican securities markets may substantially limit your ability to sell the common shares underlying the ADSs at the price and time you desire.
Investing in securities that trade in emerging markets, such as Mexico, often involves greater risk than investing in securities of issuers in the United States, and those investments are considered to be more speculative in nature. The Mexican securities market is substantially smaller, less liquid, more concentrated in a limited number of institutional participants, and can be more volatile than securities markets in the United States. There is also significantly greater concentration in the Mexican securities market than in major securities markets in the United States. As of December 31, 2025, total market capitalization amounted approximately to Ps. 2.25 billion. Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell those common shares in the Mexican securities market at a price and time you desire may be limited.
Sales of our ADSs or common shares by our founders, directors or officers, or the perception that these sales may occur may cause our share price to decline.
If our founders, directors or officers sell substantial amounts of our ADSs or common shares in the public market, or there is substantial trading in our ADSs or common shares, hedging activities or perception by the public market that any of these activities will occur, the trading price of our ADSs or common shares could decline. In addition, sales of these ADSs could impair our ability to raise capital, should we wish to do so. As of March 19, 2025, on our Shareholders Meeting our founders, directors and officers held approximately 3.8% of our issued and outstanding common shares. We cannot predict the timing or amount of future sales of our ADSs or common shares by our founders, directors and officers, but those sales, or the perception that those sales could occur, may adversely affect prevailing market prices for our common shares.
We are subject to different disclosure and accounting standards than companies in other countries.
A principal objective of the securities laws of the United States, Mexico, and other countries is to promote full and fair disclosure of all material corporate information, including accounting information. However, there may be less or different publicly available information about foreign issuers of securities (such as ourselves) than is regularly published by or about issuers in other markets. We are subject to reporting obligations in respect of our equity securities that are listed on the BMV. In particular, IFRS Accounting Standards and the disclosure requirements thereunder differ from those of the United States. We have made no attempt to quantify the impact of those differences by a reconciliation of our financial statements or other financial information in this Annual Report to U.S. GAAP. We cannot be certain that a reconciliation would not identify material quantitative or qualitative differences between our financial statements or other financial information as prepared on the basis of IFRS Accounting Standards if that information were to be prepared on the basis of U.S. GAAP.
As a public company in the United States, we may have increased costs and disruptions to the regular operations of our business.
As a public company in the United States, we incur significant legal, accounting, reporting and other expenses, as a result of having publicly traded ADSs in the United States. We also incur other costs including, but not limited to, directors and officers' insurance, investor relations, and various other costs of a U.S. public company.
We also continue to incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC, the CNBV and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board. We estimate that we will incur additional costs as a public company, including costs associated with corporate governance requirements.
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

Furthermore, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting considering our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may not attest to our management’s assessment or may issue a qualified report. The independent auditor may decline to attest our management’s assessment or issue a qualified report if:
•it is not satisfied with our controls;
•it disagrees with our internal control’s documentation, design, operation or review process; or
•its interpretation about relevant requirements is different than ours.
In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to timely remediate to meet the Sarbanes-Oxley Act deadline for the Section 404 compliance. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.
We expect to incur additional expenses and devote increased management effort toward ensuring compliance with requirements under the Sarbanes-Oxley Act. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of those costs.
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
We are a Mexican-based company. Under Mexican law, the protections afforded to minority shareholders and the fiduciary duties of officers and directors are, in certain respects, different from those in the United States and other jurisdictions. Although Mexican law permits legal actions by shareholders and imposes specific duties of care and loyalty applicable to our directors and to our principal officers, those actions are not direct actions but derivative suits (for the benefit of the company and not of its shareholders directly); the Mexican legal regime concerning fiduciary duties of directors is not as comprehensive, and has not been as developed in regulation, as in other jurisdictions, and has not been subject to extensive judicial interpretation that would provide additional guidance. Further, in Mexico, the procedure for shareholder derivative suits (and for class actions) is different. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us, our directors, our officers or our controlling shareholders than it would be for shareholders of a company organized in a different jurisdiction, and our shareholders will not benefit from direct actions for their ultimate benefit.
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
Most of our directors and executive officers are non-residents of the United States, and substantially all of the assets of such non-resident persons and substantially all of our assets are located outside the United States and primarily in Mexico. As a result, it may not be possible, or it may be costly and time-consuming, for investors to effect service of process within the United States or in any other jurisdiction outside of Mexico upon those persons or us, or to enforce against them or us in courts of any jurisdiction outside of Mexico, judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the civil liability provisions of United States federal and state securities laws (which may be different or exceed civil liability provisions prescribed under Mexican law), as a result of their place of residence or location, and the need to satisfy formal requirements (such as letters rogatory forwarded through governmental channels) in order to comply with due process under Mexican law. There is doubt as to the enforceability in Mexican courts, in original actions or in actions for enforcement of judgments obtained in courts of jurisdictions outside Mexico, of civil liabilities arising under the laws of any jurisdiction outside Mexico, including any judgment predicated solely upon United States federal or state securities laws. No treaty exists between the United States and Mexico for the reciprocal enforcement of judgments issued in the other country.
The relatively low liquidity and high volatility of the Mexican securities market may cause the trading price and volume of our ADSs or common shares to fluctuate significantly.
Our common shares are traded on the BMV, and our ADSs are listed on the NYSE. The trading volume for securities issued by companies incorporated in emerging markets, such as Mexican companies, tends to be lower than the trading volume of securities issued by companies incorporated in more developed countries. These market characteristics may limit the ability of a holder of the ADSs or common shares to sell its ADSs or common shares and may also adversely affect the market price of the common shares.
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
Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying common shares in accordance with the provisions of the Deposit Agreement. A holder of ADSs will not be able to meet this requirement and accordingly is not entitled to vote at shareholders’ meetings, because the common shares underlying the ADSs will be registered in the name of the Depositary. While a holder of ADSs is entitled to instruct the Depositary as to how to vote the common shares represented by ADSs in accordance with the procedures provided for in the Deposit Agreement, a holder of ADSs will not be able to vote its common shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our common shares underlying the ADSs if a holder of ADSs does not instruct the Depositary with respect to voting. If you wish to directly vote the common shares represented by your ADSs, you will be required to deliver your ADSs to the Depositary for cancellation and withdraw the underlying common shares. Under Mexican law, a shareholder is required to be registered in our shareholders’ registry, or to maintain common shares deposited at Indeval through a financial institution participant at Indeval, before a shareholders’ meeting, to vote at that meeting. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting unless you withdraw your common shares from the ADS program and otherwise meet the requirements of Mexican law to call that meeting. We expect that the Depositary will charge you a fee for both withdrawing and depositing common shares.
Holders of ADSs may be subject to additional risks related to holding ADSs rather than common shares.
Because holders of ADSs do not hold their common shares directly, they are subject to the following additional risks, among others:
•as an ADS holder, we will not treat you as one of our direct shareholders, and you may not be able to exercise shareholder rights;
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
•after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve, until the amount of the reserve equals 20.0% of a our paid-in capital stock;
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
On March 23, 2021, our general ordinary and extraordinary shareholders’ meeting approved a dividend policy applicable for the years 2021 to and including 2026. This dividend policy consists of the distribution of up to 75% of our distributable profit each year. For purposes of this dividend policy, “distributable profit” means the profit (loss) before taxes each year, adjusted by non-cash items and certain budgeted capital expenses or investments for such purpose, that is, the profit (loss) before income taxes, adjusted by the addition or subtraction, as the case may be, of depreciation, exchange gain (loss) – net, gain (loss) on revaluation of investment property, other non-cash gains (losses), repayment of loans, income taxes paid, and the budgeted expenses for properties for the following year.
Dividends payable for each fiscal year will be recommended by our Board of Directors and approved at our ordinary general shareholders’ meeting, in accordance with the applicable dividend policy. However, the ordinary general shareholders’ meeting may approve a different amount or vote against the payment of dividends in any given fiscal year. As a result, there may be some years in which we distribute no dividends and others in which we distribute a substantial portion of our earnings. In the latter situation, our growth potential may be limited.
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
As a foreign private issuer we have different disclosure and other requirements than U.S. registrants.
As a foreign private issuer, we are subject to different disclosure and other requirements than U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to U.S. registrants under Section 14 of the Exchange Act or the short-swing profit rules applicable to U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Mexican legal requirements rather than certain of the requirements that are applicable to U.S. registrants.

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
Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS Accounting Standards. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS Accounting Standard as issued by the IASB.
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
Certain adverse U.S. federal income tax rules could apply to a U.S. person that holds our common shares or our ADSs if, in any taxable year during which the person holds our common shares or our ADSs, we are considered a passive foreign investment company (a “PFIC”). A non-U.S. corporation will be considered a PFIC for U.S. federal income tax purposes in any taxable year in which a specified percentage of its gross income is “passive income” or a specified percentage of its assets produce or are held for the production of passive income. Although passive income generally includes rents, certain “active rental income” is not considered passive income for purposes of determining whether a company is a PFIC. In light of the manner in which we operate our business and the composition of our income and assets, we believe that we were not a PFIC for the 2025 taxable year. However, due to certain legal and factual uncertainties, it is possible that we may be considered to be a PFIC for the 2025 taxable year or any subsequent taxable year. In particular, our PFIC status is dependent upon the extent to which our lease revenue from our properties is considered active rental income under applicable rules (the “active rental income exception”). It is uncertain how to interpret certain aspects of the active rental income exception and how to apply it to our particular circumstances. Therefore, there is a risk that we will be a PFIC if the Internal Revenue Service (the “IRS”) successfully challenges the classification of certain of our income and assets as active (for example, if the IRS successfully asserts that the management and operational functions of our employees are not substantial and no other active rental exception applies). Furthermore, we will not take U.S. tax considerations into account for purposes of conducting our business, and, therefore, we may become a PFIC if we change how we operate our business in the future in a manner that affects the application of the active rental income exception to us. In addition, PFIC status is dependent upon the composition of our income and assets and the value of our assets from time to time, and may depend, in part, on how quickly we deploy the cash proceeds from any past or future equity or debt issuances or borrowings to acquire properties, and possibly on the value of our goodwill (which may be determined in part by reference to our market capitalization from time to time). For these reasons, we can give no assurance that we are not, or will not be, a PFIC for any taxable year. Further, our PFIC status for any taxable year is not determinable until after the end of that taxable year.
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
Our legal and commercial name is Corporación Inmobiliaria Vesta, S.A.B. de C.V. We are incorporated as a variable capital publicly traded stock corporation (sociedad anónima bursátil de capital variable), and our corporate existence is indefinite. The address of our registered office and principal place of business is Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las Lomas, Alcaldía Cuajimalpa de Morelos, C.P. 05120, Mexico City, Mexico. The telephone number at this address is +52 5950-0070.
We were organized and commenced operations on July 18, 1996 as a Mexican limited liability variable capital company (sociedad de responsabilidad limitada de capital variable) and in 1998 we found Corporacion Inmobiliaria Vesta, but later in 2001, we acquired and merged into QVC III, a limited liability variable capital company (sociedad de responsabilidad limitada de capital variable) organized in 1996. After the merger, our controlling shareholders controlled QVC III, as the surviving company, and we changed our name again to Corporación Inmobiliaria Vesta, S. de R.L. de C.V. On April 29, 2011, we agreed to merge with CIV Real Estate S. de R.L. de C.V., a limited liability variable capital company (sociedad de responsabilidad limitada de capital variable), and the merger became effective on May 11, 2011. On May 31, 2011, our shareholders approved our transformation into a variable capital stock corporation (sociedad anónima de capital variable), which became effective on July 4, 2011. At our ordinary and extraordinary shareholders’ meeting held on September 23, 2011, which was continued on October 26, 2011, our shareholders approved our adoption of the legal regime applicable to a variable capital publicly traded stock corporation (sociedad anónima bursátil de capital variable), the amendment of our bylaws to comply with the Mexican Securities Market Law and to add provisions customary for other Mexican public companies, and the change of our name to Corporación Inmobiliaria Vesta, S.A.B. de C.V. At our ordinary and extraordinary shareholders’ meeting held on July 16, 2021, our bylaws were amended to comply with certain requirements of Mexican law and at our extraordinary shareholders’ meeting held on March 30, 2023, our bylaws were further amended to specifically provide for the issuance and placement of ADSs by the Company.

Our bylaws, as currently in effect, are on file with the CNBV and the BMV, and are available for inspection on the BMV’s website at www.bmv.com.mx/docs-pub/compulsa/compulsa_1361580_2026_1.pdf and our website at www.vesta.com.mx. Information contained on, or accessible through, the website of the BMV and our website is not incorporated by reference in, and shall not be considered part, of this Annual Report.
Initial Public Offering and Follow-on Offering
On July 5, 2023, we completed our $445.6 million U.S. initial public offering of 14,375,000 ADSs, representing 143,750,000 of our common shares (including 18,750,000 common shares pursuant to the full exercise of the underwriters’ option to purchase additional shares). On December 13, 2023, we completed a $148.8 million U.S. follow-on offering of 4,250,000 ADSs, representing 42,500,000 of our common shares. The ADSs, each representing 10 common shares, have been listed on the NYSE since June 30, 2023 under the symbol “VTMX.”
The SEC maintains an internet site that contains reports and information regarding issuers, such as ourselves, that we file electronically, with the SEC at www.sec.gov. Our website address is https://vesta.com.mx. The information contained on, or that can be accessed through, our websites is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website addresses as inactive textual references only.
Capital Expenditures
For a description of our principal expenditures and divestitures for the years ended December 31, 2025 and 2024, see Item 5. “Operating and Financial Review and Prospects.”

Please refer to Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for a description of our capital expenditures.

B.    Business overview.
We are a fully integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico. We have significant development experience and capabilities, focused on a single real estate segment comprised of industrial parks and industrial buildings in Mexico. With an experienced management team, we strive to achieve excellence in the development of industrial real estate, to generate efficient and sustainable investments. We offer our world-class clients strategic locations across sixteen Mexican states located in the most developed industrial areas, with a growing portfolio of our developments built according to eco-efficient standards. As of December 31, 2025, our portfolio was comprised of 231 buildings with a total GLA of 42,954,022 square feet (3,990,559 square meters), and a stabilized occupancy rate of 93.6%. Our GLA has grown 77.2x since we began operations in 1998, representing a CAGR of 17.5%. Our facilities are located in strategic areas for light-manufacturing and logistics in the Northwest, Northeast, Bajío-North, Bajío-South and Central regions of Mexico. The quality and geographic location of our properties are key to optimizing our clients’ operations, and constitute a crucial link in the regional supply chain.
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
We believe that over the last 10 years, we have created value for our shareholders by implementing our “Vision 2020” strategic plan for 2014 to 2019, and from 2019 to 2024, our “Level 3 Strategy” where we aimed to maximize growth in Vesta FFO by implementing that strategy, which established our expansion and growth strategy for 2019 to 2024, based on five strategic pillars: (i) manage, maintain and broaden our current portfolio, (ii) invest in and/or divest properties for ongoing value creation, (iii) strengthen our balance sheet and expand funding sources and maturities, (iv) strengthen our organization to successfully execute our strategy, and (v) become a category leader in ESG, embedding our sustainability practices throughout our business model. For more information, see “—Our Level 3 Strategy.” In November 2024, we published our next five-year strategic plan, or "Route 2030," which focuses on two avenues of value creation: (i) our existing portfolio opportunity; and (ii) our development program. We believe that both avenues will continue maximizing growth in Vesta FFO per share.
Our profit for each of the years ended December 31, 2025, 2024, and 2023 was US$241.9 million, US$223.3 million and US$316.6 million respectively. Our profit for the year has increased 5.9x since 2012, growing at a CAGR of 14.7% from 2012 to 2025 and increasing 8.3% from 2024 to 2025. Our basic earnings per share have increased 2.0x since 2012 growing at a CAGR of 5.6% from 2012 to 2025 and 11.2% from 2024 to 2025. Vesta FFO per share has increased 3.5x since 2012 growing at a CAGR of 10.2% from 2012 to 2025 and 11.7% from 2024 to 2025. Our total GLA has grown 3.6x since 2012 growing at a CAGR of 10.3% from 2012 to 2025 and 6.6% from 2024 to 2025. In addition, Adjusted NOI has grown at a CAGR of 13.8% from 2012 to 2025 and 12.1% from 2024 to 2025. For a reconciliation of Vesta FFO and Adjusted NOI to the nearest IFRS Accounting Standard measure, see Item 5A. “Operating and Financial Review and Prospects—Operating Results—Non-IFRS Financial Measures and Other Measures and Reconciliations.”
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
We believe that we are one of the only fully vertically integrated and internally managed Mexican industrial real estate companies that owns, manages, develops and leases industrial properties, on a large scale, in Mexico, which we believe differentiates us from our competitors. Our business is focused on developing our industrial properties seeking to incorporate global quality standards to develop high-specification assets that are comparable with properties in other jurisdictions, with internal processes that minimize delivery times and costs. We focus on the development and management of our properties by outsourcing all construction, design, engineering and project management services and related works to third parties that are both experienced as well as known to us. By using high-quality contractors and service providers with long track records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001:2008, a certification we obtained in 2011. The standard was updated in 2015 to ISO 9001:2015, and we subsequently obtained certification under the updated standard, which focuses on risk mitigation and quality management systems. Our certification was most recently renewed in 2023 and is valid until 2026. We are currently preparing the documentation and processes for review by an external auditor in accordance with ISO 9001:2015 in order to extend the certification for an additional three-year period.

For a more complete description of our real estate portfolio, see “—Our Portfolio.”
Our Competitive Strengths
We believe the following are our competitive strengths:
Vertically Integrated and Internally Managed Industrial Real Estate Developer with a High-Quality Modern Portfolio of Scale
Our portfolio consists of what we believe to be one of the largest and modern industrial groups of assets in Mexico, with 181 clients occupying 231 Class A Buildings, across industrial corridors and principal industrial sites of the country, with a total owned GLA of 42,954,022 square feet and an average building life of 10.4 years, as of December 31, 2025. We manage our own GLA and do not manage any GLA of third parties. Our portfolio of stabilized industrial properties has an average stabilized occupancy rate of 93.6%. Our profit for the year has increased 5.9x since 2012, growing at a CAGR of 14.7% from 2012 to 2025 and increasing 8.3% from 2024 to 2025. Vesta FFO grew 14.2 million from 2024 to 2025.
Our portfolio is strategically located and diversified throughout Mexico’s key trade, logistics corridors with the U.S., manufacturing centers and urban areas, in a manner designed to maximize client demand. We also have a strategic land bank, with 1,230.3 acres of Land Reserves with the potential to develop over 24,116,195 square feet of incremental GLA, as of December 31, 2025.

Portfolio Snapshot
(As of December 31, 2025)

GLA(1)	43.0 mm sf
Buildings	231
Tenants(2)	181
Occupancy(3)	93.6%
US$ Denominated Rent	89.6%
Building Life Weighted Average	10.4 Years
Weighted Average Remaining Lease Term	4.8 Years
Land Bank	1,230 Acres

Northwest 15%
- 6.5 mm sf
- n.a
- 92 ac
- 58

Northeast 18%
- 7.7 mm sf
- n.a.
- 448
- 31

Central 20%
- 8.6 mm sf
- n.a.
- 19
- 41

Bajio North 19%
- 8.2 mm sf
- 0.6 mm sf
- 430 ac
- 35

Bajio South 28%
- 11.9 mm sf
- 0.1 mm sf
- 243 ac
- 66

Tijuana
Cd. Juarez
Monterrey
Aguascalientes
San Luis Potosi
Queretaro
Mexico City
Guadalajara
Guanajuato
Toluca
Puebla

Northwest	Northeast	Bajio North	Bajio South	Central
Tijuana	Juarez Monterrey	San Luis Potosi Guadalajara Aguascalientes	Queretaro Guanajuato	Mexico City Toluca Puebla

GLA | Under Construction | Land bank | Buildings | % of Total GLA

Source: Vesta. Note: mm sf = millions of square feet. Notes: (1) does not include GLA under construction. (2) Some tenants lease more than one property. (3) Stabilized Occupancy.

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

Source: Vesta. Notes (1) Calculated over total occupied GLA.

We have built what we believe to be a scaled, high-quality and modern industrial portfolio. Also, as of December 31, 2025, we own a land bank of properties located in strategic regions. Additionally, for the year then ended, 89.6% of our rents is denominated in U.S. dollars as we serve global clients in the manufacturing and logistics sectors.
Fully integrated and robust development platform allows Vesta to accelerate earnings and portfolio growth via owned land bank
We are a fully integrated real estate company, actively engaging throughout the development process, from the search and acquisition of land, obtaining any necessary licenses, and conceptual design and development of our properties. We believe that our 25+ years of proven track record as a fully integrated and robust development platform, together with our disciplined approach towards design and construction and rigorous cost controls translate into robust value creation, an increase in demand for our properties and an increase in earnings metrics.
Historically, we analyze the NOI of our entire portfolio of properties (including stabilized properties, construction in progress and vacant properties) in relation to their appraised value and believe that we generate strong value creation for our shareholders.
Our strategic Land Reserves are well diversified across Mexico’s most dynamic industrial markets, and located within the same regions where we currently have our industrial properties, which are locations that we consider to be well-positioned to benefit from manufacturing and logistics trends in the near future, such as Mexico City metropolitan area, Monterrey, San Luis Potosí, Querétaro, San Miguel de Allende, Guanajuato and Puebla.
Our fully integrated and robust development platform has allowed us to grow our basic earnings per share at a CAGR of 5.6% since 2012. Our total stockholder’s equity has increased 5.3x since 2012 growing at a CAGR of 13.7% from 2012 to 2025 and 5.8% from 2024 to 2025. In 2025 alone, we increased our Adjusted NOI by US$27.9 million compared to the year ended December 31, 2024 to reach U.S.$259.4 million, which represents an Adjusted NOI growth of 12.1%.
High-quality and diversified tenant base of predominantly U.S. and global clients paying U.S. dollar-denominated leases
We have a well-diversified tenant base and portfolio of leading Mexican companies and multinational, world-class, tenants under long-term contracts, including Mercado Libre, Nestlé, Safran, Foxconn, TPI, Nissan, Bombardier, Continental, Eaton and Coppel among others. Our client portfolio is well-balanced between light-manufacturing (58.8% of GLA) and logistics (41.2% of GLA) and we maintain exposure to key light-manufacturing and productive industries in Mexico such as automotive, aerospace, food & beverage and energy, among others.
As of December 31, 2025, we had 181 tenants and 89.6% of our rents in U.S. dollars with a weighted average remaining lease term of 4.8 years. Mercado Libre is our only client that occupies more than 5% of our total GLA with 5.6%, with the top 10 tenants maintaining an average remaining lease term of 5 years. Our long-dated lease terms are key to securing stable cash flows and allow us to foster long-term partnerships with our tenants. The charts below indicate the breakdown of our top 10 tenants by GLA and our long-term lease maturity profile as of December 31, 2025:

Top Tenants by GLA Leased
(% of GLA, as of December 31, 2025)
Number of Buildings

4	3	6	3	3	2	3	5	5	2

Mercado Libre	Nestle	Safran	Foxcon	TPI	Nissan	DSV	Bombardier	Continental	Tatung México

Seasoned management team focused on shareholder return and best-in-class corporate governance
We believe we are one of the only publicly listed pure-play industrial platforms, with a fully internalized management in Mexico. Our internal flat management structure and the equity participation of our management team align internal incentives with the interests of our stakeholders, resulting in long-term value creation. Our executive chairman and other executive officers’ position in our equity, represents approximately 3.8% of our outstanding capital stock as of the Shareholder Meeting held on March 19, 2025, represents a significant stake hold, while at the same time allows for significant liquidity of our shares (not in the possession of a control group).
Our management is comprised of a team with significant expertise in the Mexican industrial real estate market and a long tenure in the Company with an average of 13 years of experience with the Company. We have a highly professional and experienced team across all key areas of industrial real estate development and operations, including land selection, land and property acquisitions, design and engineering, development, government licensing and government relations, project management, marketing, sales and negotiation of contracts. This team possesses significant know-how in investing and operating industrial real estate companies and has a multidisciplinary track record of successfully deploying capital investments through the development and acquisition of land for both single properties and portfolios.
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
Longstanding commitment to environmental, social and governance best practices

Our ongoing commitment to implement best practices and create sustainable spaces within our own and our clients’ operations is an integral component of our long-term strategy for success. We contribute to our clients’ and suppliers’ competitiveness and society’s well-being, while seeking to minimize our environmental impact and related climate change risks. Operationally, we continue to improve relevant KPIs such as LEED Certification, having closed 2025 with 19 new LEED certified buildings and 19 EDGE certified buildings.
Our 2030 ESG goals include:

•Governance and integrity: (i) for 100.0% of our senior management and collaborators to have a financial compensation linked with ESG objectives; (ii) for 100% of our Board members to be ESG trained; and (iii) to reduce our salary gender gap by 8% at the executive level and 5% at the management level.

•Social: (i) 700 hours of Professional Volunteering (ii) implementing the theory of change in 70% of Vesta’s Social Investment Projects; (iii) measuring the progress of our Human Rights Risks Assessment; and (iv) implementing 50% of the action plans on Human Rights with a focus on Land Acquisition, Community Relationship and Physical Security Processes.

•Environment: (i) achieving Net-zero for scope 1, 2 emissions by 2040, and having a material reduction in our scope 3 emissions related to the energy consumption of our tenants, as well as in the use of materials with a lower carbon footprint in our construction processes towards 2050, (ii) 100% of our industrial parks complying with ISO 14001, (iii) promoting a positive impact on nature in accordance with the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), and (iv) having 50 MWp of on-site solar capacity by 2030.

•Sustainable Business: (i) 95% of our new contracts having a Green Lease, (ii) 100% of our new acquisitions complying with the Responsible Investment Process, (iii) 100% of our employees being ESG trained, (iv) evaluating 100% of level 3 and 4 suppliers, and (v) 55% of our GLA being Green Certified.

We are committed to continuing our efforts to promote ESG practices. Our goal is to manage our properties in a shared responsibility with our stakeholders, tenants and suppliers. We have created ESG-linked indicators to measure our progress on various fronts, including implementation of green clauses, and evaluation of environmental and social impacts of operations. Vesta is one of the few real-estate companies in Latin America to issue a sustainability-linked bond.
As a result of our commitment to ESG, our efforts have been recognized by S&P Yearbook 2025, the Carbon Disclosure Project ("CDP") and GRESB, among others. Since 2013 we have published an annual sustainability report assessing our ESG progress, which we will continue disclosing as a means to provide visibility to the market in respect of our ESG efforts.
For more information, see “—Environmental, Social and Governance Matters.”
Our strategy
Our primary business objective is to continue to grow our business as a sustainably operated, world-class, fully integrated industrial real estate company. Based on our Route 2030 Strategy, we will continue to implement the following strategies which we believe will enhance our business and strengthen our competitive advantages.
Manage, maintain and improve current portfolio
We strive to remain a benchmark in Mexico’s real-estate industry through efficient and effective management, and maintenance and improvement of our current portfolio. We believe that our real-estate solutions are developed with the highest standards of quality, market know-how and client needs, and eco-efficiency, thus supporting our clients’ sustainable development and requirements, and generating economic value. We are committed to offering our clients an efficient, top-quality service, supported by a dedicated and specialized team that provides personalized attention. We strive for continuous improvement through a quality management system based on ISO-9001:2015 and which is grounded in our quality framework.
Invest and divest for continuous value creation
To continue strengthening our portfolio, we seek to identify clusters, industries or companies that may require the construction of an industrial park or facility tailored to their needs. The following describes our portfolio growth and its estimated value creation.

Our parks are composed of state-of-the-art buildings designed for advanced light-manufacturing and/or logistics, which are strategically located within Mexico, providing access to ports, airports and highways. These full-service facilities are designed with core sustainability features, such as energy conservation, clean energy generation and recycling. Initiated under our Level 3 Strategy, and continuing our Route 2030 Strategy, asset recycling has become an additional driver of value within our operations, by selling certain properties, capturing upside, and developing new state-of-the-art facilities according to our clients' needs. This strategy expands our sources of funding, lowers financing costs and optimizes our capital structure, as we leverage our existing development capabilities to recycle capital at attractive returns.
Continue to strengthen our balance sheet and expand our funding sources with prudent capital allocation poised for risk-adjusted growth
We will continue our efforts to optimize our capital structure, building upon our long-term debt with the goal of maintaining a stacked maturity profile with maturities greater than five years, and a sound liquidity position. As part of our Route 2030 Strategy, we will continue strengthening our balance sheet to maintain and expand our various sources of funding, including through the incurrence of term loans and revolving facilities as well as bilateral secured lines of credit, in addition to issuances of international bonds and equity securities. Our general policy is to acquire land for the purpose of developing properties to generate income, but we may, from time to time, evaluate opportunities to sell assets for capital gain.
We have a thorough and disciplined approach to capital allocation. Our LTV stands at 28.1% as of December 31, 2025, which is well within our maximum LTV of 40.0%.
Our staggered and long tenor debt maturity schedule has 5.1 years maturity with a weighted average interest rate of 4.3%. As of December 31, 2025, our share of Net Debt to Adjusted EBITDA was 4.1x and our Net Debt to Total Assets ratio was 20.7%. For more information, see Item 5A. “Operating and Financial Review and Prospects—Operating Results—Non-IFRS Financial Measures and Other Measures and Reconciliations—Ratio Data.”

Debt Maturity Profile
(US$ mm, as December 31, 2025)

Debt Portfolio Characteristics (As of December 31, 2025)

Loan To Value	28.1%
Maximum Loan to Value	Lower than 40%
Net Debt to Total Assets	20.7%
Net Debt to Adjusted EBITDA	4.1x
Strengthen our organization to successfully execute our strategy
We aim to continuously strengthen our organization and improve our work culture. We are proud of our team and we value the diversity of our workforce, which we believe grows stronger every day. We have developed a core team that leverages its experience to train our teams and provide for succession. Furthermore, we aim to build a place to work that is attractive to talented young professionals, we recognize the central role our employees play in our business and try to enrich our collective talent through committed, innovative people, offering them attractive working conditions.
2025-2030 Growth Plan
We have developed a growth plan from 2025 to 2030 as we continue to believe there will be stable demand for industrial real estate space for the next five years as strong business interests and economic ties favor the commercial relationship between Mexico and the U.S. as well as the expected growth in e-commerce in the coming years. We aim to develop 20.5 million square feet of GLA between 2025 and 2030, to reach a total GLA of around 63.0 million square feet by 2030. We expect that the majority of this GLA will be developed using some of our current Land Reserves and will require an estimated total investment of US$1.7 billion.

Our growth plan is focused on the same five regions where we currently operate with a stronger investment in the metropolitan regions where almost 50% of the growth will come from. The following chart includes a summary of the expected GLA growth plan and our growth plan by region, according to the 2025-2030 Growth Plan:

Our projected capital expenditures for the next 5 years will reach around US$ 1.7 billion of which 71% will be used in the development of buildings and 24% will be used for the acquisition of land bank. The following chart includes a summary of our projected capital expenditures for the Route 2030 Strategy:
We believe our growth plan will be one of the two avenues that will ultimately create value to our shareholders.
C.    Organizational structure.
The following chart shows our simplified corporate structure, reflecting our main subsidiaries, as of the date of this Annual Report:

Corporación Inmobiliaria Vesta, S.A. B. de C.V.
QVC, S. DE R.L. DE C.V. 99.99%
QVC II, S. DE R.L. DE C.V. 99.99%
VESTA BAJÍO, S. DE R.L. DE C.V. 99.99%
VESTA BAJA CALIFORNIA, S. DE R.L. DE C.V. 99.99%
VESTA QUERÉTARO, S. DE R.L. DE C.V. 99.99%
PROYECTOS AEROESPACIALES, S. DE R.L. DE C.V. 99.99%
WTN DESARROLLOS INMOBILIARIOS DE MÉXICO, S. DE R.L. DE C.V. 99.99%
ENER VESTA, S. DE R.L. DE C.V. 99.99%
* 55% Evergreen Grid Solutions, SRL de CV
VESTA DSP, S. DE R.L. DE C.V. 99.99%
VESTA MANAGEMENT, S. DE R.L. DE C.V. 99.99%
SERVICIOS DE ADMINISTRACIÓN Y MANTENIMIENTO VESTA S. DE R.L. DE C.V. 99.99%

The remaining 0.01% of QVC is owned by QVC II, and the remaining 0.01% of all other subsidiaries is owned by QVC.

As of the date of this Annual Report, our significant subsidiaries are QVC, QVC II and VBC, all of which were incorporated in Mexico and are majority-owned directly by the Company.

Finally, on April 14, 2025, the Company made an investment in Evergreen Grid Solutions, S. de R.L. de C.V., which meets the definition of an associate due to the level of influence exercised. As of December 31, 2025, a 55% ownership interest is held, and the related balance is recognized under the equity method in accordance with IFRS.
Our Route 2030 Strategy
Since our inception in 1998, we have grown from a private to a public company and evolved from a high-growth industrial real estate developer into an industrial real estate asset manager with strong development capabilities, with a high-quality portfolio and a solid development pipeline, including through the implementation of certain key strategic objectives. As we continue to evolve, we seek to become a sustainable and resilient, fully integrated real estate company with a robust development platform. We believe that we grew our business and created value for our shareholders from 2014 to 2019 through the implementation of our Vision 2020 strategic plan. In 2019, we implemented a strategy for 2019 to 2024 through our “Level 3 Strategy.” In November 2024, we presented to shareholders our new "Route 2030" Strategy, which will continue with the pillars of the last Level 3 Strategy described below:
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
•Second, we seek to invest and/or divest for continued value creation, incorporating prudent investment guidelines in our investment decisions and asset sales. We plan to (i) grow our foothold in companies engaged or that participate in e-commerce and in the main metropolitan areas; (ii) continue to invest at an appropriate pace in our core markets in which we believe we hold strong positions, with an emphasis in Northern Mexico; and (iii) continuously monitor market conditions and business fundamentals to optimize investments and asset sales.
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
•Fifth, as part of our recognition of the importance of ethical and sustainable standards, we strive to become a leader in ESG practices, embedding sustainable and resilient practices in our business model. We will continue working to significantly reduce our impact on the environment, increase the efficiency of our buildings and promote reductions in the carbon footprint of our tenant base. We will also continue strengthening our corporate governance, including our ESG committees and working groups, and expand our social programs to enhance the social dimension of our infrastructure, human resources policies and other third-party relationships.
D.    Property, plant and equipment.
As of December 31, 2025, our portfolio was comprised of 231 properties with a total GLA of 42,954,022 square feet (3,990,559 square meters), of which 89.7% was leased. Our properties generated a total rental income and management fees of US$283.2 million, US$252.3 million and US$214.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, we had 181 tenants, with only Mercado Libre as tenant accounting for more than 5% of our total GLA with 5.6%, which were bound to leases with an average term of 4.8 years.

The following table presents a summary of our real estate portfolio as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023
Number of real estate properties	231	224	214
GLA (sq. feet)(1)	42,954,022	40,299,964	37,354,498
Leased area (sq. feet)(2)	38,538,916	37,641,031	34,876,081
Number of tenants	181	192	187
Average rent per square foot (US$ per year)(3)	5.9	5.8	5.4
Weighted average remaining lease term (years)	4.8	4.8	4.9
Collected rental revenues per square foot (US$ per year)(4)	6.5	5.7	5.4
Stabilized Occupancy rate (% of GLA)(5)	93.6%	95.5%	96.7%
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
All of our ownership rights with respect to our properties are in fee simple form, except for the plots of land where the Querétaro Aerospace Park and Douki Seisan Park were constructed. For more information, see “—Our Parks-to-Suit Projects—Querétaro Aerospace Park” and “—Douki Seisan Park.” None of our projects are subject to encumbrances different from customary rights of way granted to utility suppliers and those certain projects securing a portion of our senior indebtedness; for more information see note 10 to our audited consolidated financial statements.
Construction Projects
We continuously explore new development projects and acquisitions of industrial real estate portfolios, including individual buildings, Land Reserves in strategic locations and sale and lease-back transactions that meet our development and acquisition criteria. As of December 31, 2025, we are developing 3 buildings with a GLA of 771,844 square feet (71,707 square meters). Two of these are Inventory Buildings and one is Built To Suit, which is already 10.6% leased.
The table below summarizes our real estate projects under construction at our existing Land Reserves as of December 31, 2025.

			Total Expected Investment			Investment Date
			(Thousand US$)(1)			(Thousand US$)				Expected Completion Date
	Project	Project GLA	Land + Infrastructure	Shell(2)	Total	Land + Infrastructure	Shell(2)	Total	Leased		Type	Cap Rate
		(in square feet)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(%)
Bajio Region
Guadalajara	Guadalajara 9	314,220	10,077	15,261	25,338	9,754	0	14,973	—%	Oct-26	Inventory	9.8%
Guadalajara	Guadalajara 10	376,016	12,231	16,956	29,188	11,839	7,342	19,181	—%	Apr-26	Inventory	9.8%
Querétaro	Safrán Exp	81,608	0	4,516	4,516	0	1,671	1,671	100.0%	Aug-26	BTS	11.0%
Total		771,844	22,308	36,734	59,042	21,593	9,013	35,826	10.6%			9.9%

____________
(1)Total Expected Investment comprises our material cash requirements, including commitments for capital expenditures.
(2)A shell is typically composed of the primary structure, the building envelope (roof and façade), mechanical and supply systems (electricity, water and drainage) up to a single point of contact.
For the fiscal year ended December 31, 2025, we completed 11 buildings with a GLA of 2,776,714 square feet (257,965 square meters). Of these buildings, all were Inventory Buildings with a total GLA of 2,776,714 square feet (257,965 square meters).

For the fiscal year ended December 31, 2024, we completed 10 buildings and two expansions with a GLA of 2,981,279 square feet (276,970 square meters). Of these buildings, four were BTS Buildings with a GLA of 549,174 square feet (51,020 square meters), and eight were Inventory Buildings with a total GLA of 2,432,105 square feet (225,950 square meters).
Our Industrial Parks
The table below describes our real estate portfolio by industrial park as of December 31, 2025, and the rental income earned from this portfolio in the annual period ended December 31, 2025.

	Location	Total GLA	Total GLA	Percentage of Portion of GLA	Rental Income for the Year Ended December 31, 2025	Percentage of Rental Income for the Year Ended December 31, 2025	Operations Start Year	Number of Buildings	Appraisal Value as of December 31, 2025
		(in square feet)	(in square meters)	%	(US$)	(%)			(US$)
Industrial Park
DSP	Aguascalientes	2,143,262	199,116	5.0%	12,720,967	4.5%	2013	8	147,500,000
Vesta Park Aguascalientes	Aguascalientes	849,334	78,906	2.0%	3,921,296	1.4%	2019	5	64,080,000
Los Bravos Vesta Park	Cd Juárez	460,477	42,780	1.1%	3,228,261	1.1%	2007	4	35,420,000
Vesta Park Juárez Sur I	Cd Juárez	1,514,244	140,678	3.5%	17,132,728	6.0%	2015	7	126,670,000
Vesta Park Guadalajara	Guadalajara	3,285,810	305,262	7.6%	23,822,005	8.4%	2020	8	328,140,000
Vesta Park Guadalupe	Monterrey	497,929	46,259	1.2%	3,389,444	1.2%	2021	2	38,320,000
Vesta Puebla I	Puebla	1,114,934	103,581	2.6%	7,898,587	2.8%	2016	6	91,970,000
Bernardo Quintana	Querétaro	772,501	71,768	1.8%	3,092,075	1.1%	1998	8	45,410,000
PIQ	Querétaro	2,231,892	207,350	5.2%	12,164,141	4.3%	2006	13	163,250,000
VP Querétaro	Querétaro	1,778,888	165,264	4.1%	8,708,843	3.1%	2018	8	134,950,000
Querétaro Aerospace Park	Querétaro Aero	2,383,168	221,404	5.5%	17,247,195	6.1%	2007	13	195,400,000
SMA	San Miguel de Allende	1,439,425	133,727	3.4%	6,099,276	2.2%	2015	7	97,200,000
Las Colinas	Silao	903,773	83,963	2.1%	5,245,171	1.9%	2008	7	60,250,000
Vesta Park Puerto Interior	Silao	1,080,795	100,409	2.5%	6,915,983	2.4%	2018	6	72,800,000
Tres Naciones	San Luis Potosí	1,092,535	101,500	2.5%	5,921,836	2.1%	1999	10	78,250,000
Vesta Park SLP	San Luis Potosí	865,917	80,446	2.0%	3,296,635	1.2%	2018	4	59,910,000
La Mesa Vesta Park	Tijuana	810,013	75,253	1.9%	4,977,866	1.8%	2005	16	72,850,000
Nordika	Tijuana	155,818	14,476	0.4%	1,032,088	0.4%	2007	1	18,000,000
El potrero	Tijuana	282,771	26,270	0.7%	1,511,876	0.5%	2012	2	29,300,000
Vesta Park Tijuana III	Tijuana	620,551	57,651	1.4%	4,319,724	1.5%	2014	3	65,340,000
Vesta Park Pacifico	Tijuana	379,882	35,292	0.9%	2,543,210	0.9%	2017	2	35,600,000
VP Lago Este	Tijuana	552,452	51,325	1.3%	3,138,070	1.1%	2018	2	70,650,000
Vesta Park Megaregion	Tijuana	1,198,640	111,357	2.8%	8,345,765	2.9%	2022	6	151,110,000
VPT I	Tlaxcala	680,615	63,231	1.6%	4,503,670	1.6%	2015	4	45,500,000
Exportec	Toluca	220,122	20,450	0.5%	1,187,043	0.4%	1998	3	16,550,000
T 2000	Toluca	1,070,290	99,433	2.5%	7,342,828	2.6%	1998	3	95,720,000
El Coecillo Vesta Park	Toluca	816,056	75,814	1.9%	5,118,437	1.8%	2007	1	57,970,000
Vesta Park Toluca I	Toluca	1,000,161	92,918	2.3%	6,431,485	2.3%	2006	5	82,940,000
Vesta Park Toluca II	Toluca	1,474,296	136,967	3.4%	10,618,810	3.7%	2014	6	128,900,000
Vesta Park Apodaca	Monterrey	2,642,433	245,490	6.2%	10,712,386	3.8%	2023	8	285,540,000
Vesta Park Juarez Oriente	Cd Juarez	1,250,142	116,142	2.9%	—	—%	2023	5	133,850,000
Other		7,384,896	686,079	17.2%	46,582,511	16.4%	na	48	754,030,000
Total		42,954,022	3,990,559	100.0%	259,170,211	91.5%		231	3,783,370,000
Other income (reimbursements)(1)					24,054,596	8.5%			—
Total					283,224,807	100.0%	Vesta Offices at the DSP Park(2)		300,000
							Under construction		70,610,000
							Total		3,854,280,000
							Land improvements		769,567
							Land Reserves		315,650,000
							Costs to Complete Construction in Process		(41,255,642)
							Appraisal Total		4,129,443,925
_____________
(1)Other income (reimbursements) includes: (i) the reimbursement of payments made by us on behalf of some of our tenants to cover maintenance fees and other services, which we incur under the respective lease contracts; and (ii) management fees.
(2)Refers to the appraisal value of our corporate offices located at the Douki Seisan Park.

As of December 31, 2025, the appraisal value of our portfolio was US$4,129.4 million, comprised of buildings and land valued at US$3,854.3 million, land improvements valued at approximately US$0.8 million and Land Reserves for future development valued at US$315.7 million (less a cost to complete construction in progress valued at US$41.3 million). The appraisal value of our portfolio was determined as of December 31, 2025 by independent appraisers, including Cushman & Wakefield, Jones Lang Lasalle and CBRE. For a description of the valuation techniques employed by our independent appraisers, see note 8 to our audited consolidated financial statements for the year ended December 31, 2025 included elsewhere in this Annual Report.
Our Parks-to-Suit Projects
Querétaro Industrial Park
The Querétaro Industrial Park was developed in 2006 and is located approximately eight hours from the U.S. border by the Mexican Federal Highway (Carretera Federal) No. 57, also known as the NAFTA Highway. Around 100 companies from more than 15 different countries have established themselves in the Querétaro Industrial Park since its inception. The Querétaro Industrial Park also complies with the Mexican Official Standard (Norma Oficial Mexicana) for industrial parks.
As of December 31, 2025, our properties in the Querétaro Industrial Park had an aggregate GLA of 2,231,892 square feet (207,350 square meters), of which 90.5% was leased under long-term leases. In 2025, the annual rent of the Querétaro Industrial Park was equal to US$ 12.2 million.

In 2025, we paid US$ 0.1 million in real estate taxes in connection with the Querétaro Industrial Park.
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

The Querétaro Aerospace Park was created pursuant to a trust agreement dated July 12, 2007, among the State of Querétaro, as grantor, Bombardier, as beneficiary, BBVA Bancomer, S.A., Institución de Banca Múltiple (today BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México), as trustee, and Aeropuerto Intercontinental de Querétaro, S.A. de C.V., the operator of Querétaro’s airport, solely for consent purposes. We refer to this trust agreement as the “QAP trust.” Through a public bidding process that involved 22 Mexican and international companies, in July 2007, we were awarded the right to develop the Querétaro Aerospace Park and, through our subsidiary Proyectos Aeroespaciales, we became a party to the QAP trust as a grantor and one of its beneficiaries. The State of Querétaro contributed to the QAP trust its rights to use (but not its title to) the land for the Querétaro Aerospace Park, including the right to use that land and any infrastructure developed on it, the right to build industrial buildings and the right to lease any such buildings. These rights were granted for a period of approximately 47 years, which we expect will allow us to recover our investment, which amounted approximately to US$80.3 million. On our part, we contributed to the QAP trust the requisite funds for developing those properties. We are not required to pay real estate taxes in connection with this land, since it is owned by the State of Querétaro.
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

As of December 31, 2025, our properties in the Querétaro Aerospace Park had an aggregate GLA of 2,383,168 square feet (221,404 square meters), of which 100.0% was leased under long-term term leases with their tenants. In 2025 the annual rent of the Querétaro Aerospace Park was equal to US$ 17,247,195.
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
Douki Seisan Park
In connection with a private bidding process held by Nissan Mexicana, S.A. de C.V., or “Nissan,” in July 2012, we were awarded exclusive developer and operator rights with respect to the Douki Seisan Park. This park, which is located adjacent to Nissan’s A2 assembly plant in the Mexican state of Aguascalientes, is intended to accommodate strategic Nissan suppliers who require close proximity to that plant.

The development and operation of the Douki Seisan Park are governed by a trust agreement dated July 9, 2013, among Nissan, as grantor and beneficiary, our subsidiary Vesta DSP, also as grantor and beneficiary, and Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva as successor to CIBanco, S.A., Institución de Banca Múltiple (which replaced Deutsche Bank Mexico, S.A., Institución de Banca Múltiple, División Fiduciaria), as trustee. We refer to this trust agreement, as amended on December 17, 2013 and October 3, 2016, as the “Nissan Trust.” Nissan contributed to the Nissan Trust, for our benefit, the right to use (but not its title to) the land for purposes of the development and construction of the Douki Seisan Park. As consideration therefor, we have the right to lease and collect rental payments in respect of all buildings at the Douki Seisan Park for a period of 40 years. Upon expiration of the Nissan Trust, all rights and title to the Douki Seisan Park, including the land and any properties, renovations, expansions and improvements will revert to Nissan. Since Nissan holds the title to the land in which the Douki Seisan Park is constructed, Nissan pays the real estate taxes with respect to this land.
Under the Nissan Trust, space at the Douki Seisan Park may be leased only to Nissan suppliers approved by the technical committee of the Nissan Trust, which is comprised of representatives of both Nissan, Vesta DSP and for some limited purposes a member appointed by Daimler who substitutes one member appointed by Nissan. Nissan suppliers who currently lease space from us at the Douki Seisan Park include Posco (metal parts), Tachi-S (car seats), Sanoh (fuel systems), Voestalpine (steel and other metals for high-technology systems), Toyota-Tsusho (rim and tire assemblies) and Plastic Omnium (parts for interiors). We also serve Daimler, which began operations in the region in 2018.
As of December 31, 2025, our properties in the Douki Seisan Park had an aggregate GLA of 2,143,262 square feet (199,116 square meters), of which 91.9% was leased under long-term term leases. In 2025, the annual rent of the Douki Seisan Park was equal to US$ 12,720,967.
Geographic and Industry Diversification
We believe that we have assembled a portfolio of high-quality industrial properties that is well diversified in terms of types of assets, geographic markets and tenant base, and which provides our shareholders with exposure to a broad range of properties throughout Mexico. Our properties are located in strategic areas for light-manufacturing and logistics in sixteen Mexican states, namely: Aguascalientes, Baja California, Chihuahua, Guanajuato, Jalisco, Estado de México, Cuidad de Mexico, Nuevo León, Puebla, Querétaro, Quintana Roo, San Luis Potosí, Sonora, Tamaulipas, Tlaxcala and Veracruz.

The following map illustrates the diversification of our total GLA and the distribution of our total GLA by geographic region as of December 31, 2025.

LOCATION	GLA	%
• 1 Querétaro, QTO	665,785	16.68%
• 2 Toluca , Edomex	450,061	11.28%
• 3 Tijuana, BC	606,649	15.20%
• 4 Aguascalientes, Ags.	278,021	6.97%
• 5 Lagos de Moreno, Jal	96,186	2.41%
• 6 Silao, Gto	339,583	8.51%
• 7 Cd. Juarez, Chih	368,241	9.23%
• 8 San Luis Potosí, SLP	181,946	4.56%
• 9 Valle de Mexico	141,119	3.54%
• 10 Tlaxcala, Tlax.	76,595	1.92%
• 11 Puebla, Puebla.	114,935	2.88%
• 12 Los Mochis, Sinaloa	11,311	0.28%
• 13 Veracruz, Ver.	11,173	0.28%
• 14 Cancún, Quintana Roo.	2,942	0.07%
• 15 Matamoros, Tamaulipas.	49,001	1.23%
• 16 Guadalajara, Jal	305,262	7.65%
• 17 Monterrey, Nuevo Leon.	291,749	7.31%
TOTAL	3,990,559	100.00%

TIJUANA
CD. JUÁREZ
LOS MOCHIS
MONTERREY
AGUASCALIENTES
SAN LUIS POTOSÍ
CANCÚN
GUADALAJARA
QUERÉTARO
LAGOS DE MORENO
TLAXCALA
GUANAJUATO
PUEBLA
TOLUCA
Norte
Bajio
Centro

_______________
Source: Vesta.

The following table contains a breakdown of our real estate portfolio by Mexican state as of December 31, 2025.

	Number of Properties	Number of Leases	GLA	GLA	Share of Total GLA	Rental Income	Share of Total Rental Income
			(square feet)	(square meters)	(%)	(millions of US$)	(%)
Baja California	58	57	6,529,914	606,649	15.20%	16,642,263	5.9%
Querétaro	42	48	7,166,448	665,785	16.68%	31,266,417	11.0%
Estado México	21	26	4,844,413	450,061	11.28%	50,312,714	17.8%
Guanajuato	21	29	3,655,245	339,583	8.51%	25,046,069	8.8%
Jalisco	11	13	4,321,148	401,448	10.06%	9,218,470	3.3%
Chihuahua	19	24	3,963,709	368,241	9.23%	32,747,508	11.6%
Aguascalientes	13	20	2,992,596	278,021	6.97%	14,252,559	5.0%
San Luis Potosi	14	12	1,958,452	181,946	4.56%	41,760,376	14.7%
Nuevo Leon	10	10	3,140,362	291,749	7.31%	23,822,005	8.4%
Other states	22	28	4,381,734	407,076	10.20%	14,101,831	5.0%
Other revenues(1)						24,054,596	8.5%
Total	231	267	42,954,022	3,990,559	100%	283,224,807	100%
______________
(1)Other revenues refer to maintenance and other costs and expenses incurred by us on behalf our tenants, which are subject to reimbursement by the tenants in accordance with their leases, as well as management fees.
Land Reserves
As of December 31, 2025, we had 1,230.3 acres (53,591,519.9 square feet) of Land Reserves located in several strategic locations in Mexico, which are within active industrial corridors in Mexico, on which we plan to develop approximately 24,116,195 square feet (2,240,468 square meters) of industrial buildings.
As of December 31, 2025, the estimated development potential of the Land Reserves is:

Location	Total Land Reserves	Total Land Reserves	Percentage of Total Land Reserves	Appraisal Value as of December 31, 2025	Estimated GLA to be Developed	Estimated GLA to be Developed
	(Hectares)	(Acres)	(%)	(thousands of US$)	(square meters)	(square feet)
Aguascalientes	96	236.0	19.2	28,350	429,846	4,626,825
Querétaro	33	81.8	6.6	21,830	148,913	1,602,884
Monterrey	142	350.2	28.5	115,160	637,829	6,865,531
San Miguel Allende	33	82.6	6.7	15,440	150,387	1,618,749
San Luis Potosí	24	58.7	4.8	10,860	106,844	1,150,061
Guanajuato	32	78.2	6.4	18,630	142,350	1,532,241
México	8	18.7	1.5	18,610	34,105	367,101
Ciudad Juárez	39	97.3	7.9	25,980	177,160	1,906,931
Guadalajara	55	134.9	11.0	38,050	245,590	2,643,505
Tijuana	37	91.9	7.5	22,740	167,445	1,802,368
Total	498	1,230.3	100	315,650	2,240,468	24,116,195
_______________
(1)Land value is appraised at cost. For more information, see “Presentation of Financial and Certain Other Information—Appraisals.”
Our Tenant Base
Principal Tenants
As of December 31, 2025, we had 267 leases in place with our tenants. During the year ended December 31, 2025, our 10 largest tenants together accounted for a leased GLA of approximately 11,794,305.8 square feet (1,095,726.9 square meters), or 27.5% of our total GLA, and approximately 30.0% of our rents.

The following table sets forth the names of our principal clients, their respective shares of our total GLA and rental income for the year ended December 31, 2025, and their remaining lease term as of December 31, 2025.

Client	Country	Share of Total GLA	Share of Total Rent	Number of Buildings
		(%)	(%)
Mercado Libre	Argentina	5.6%	6.4%	4
Nestle	Switzerland	4.2%	4.2%	3
Safran	France	3.2%	3.9%	6
Foxcon	Taiwan	3.2%	3.7%	3
TPI	United States	2.9%	3.8%	3
Nissan	Japan	2.0%	2.0%	2
DSV	Denmark	1.9%	1.1%	3
Bombardier	Canada	1.6%	1.9%	5
Continental	Germany	1.5%	1.6%	5
Tatung México	United States	1.5%	1.5%	2
Our top 10 tenants are comprised of affiliates of multinational companies with strong credit ratings, operating in a wide range of industries in various geographic locations throughout Mexico. In the export manufacturing sector, our clients include Grupo Safran, Foxconn, TPI, Nissan, Bombardier Aerospace, Continental and Tatung, among others. In the consumer logistics sector, our clients include Mercado Libre and Nestlé, among others. As of December 31, 2025, we had 181 tenants, with only Mercado Libre as tenant accounting for more than 5% of our total GLA with 5.6%. As of December 31, 2024, we had 192 tenants, with no single tenant accounting for more than 5% of our total GLA.
Diversification Across Industry Sectors
We believe we have a broad, diversified and growing tenant base. Our leased GLA as of December 31, 2025 was split between manufacturing and logistics. 58.8% of our leased GLA was occupied by tenants for manufacturing purposes, with a weighted-average lease term by total GLA from inception of 13 years, while 41.2% was occupied by tenants using buildings for logistics, with a weighted-average lease term by total GLA from inception of 12 years.
The following table contains a breakdown of our clients by industry based on leased GLA as of December 31, 2025.

Industry	As of December 31, 2025
(%)
Automotive	32.2%
Logistics	10.5%
Food and beverage	8.8%
Electronics	9.8%
Aerospace	6.5%
E-commerce	10.1%
Plastics	1.8%
Recreational vehicles	4.3%
Medical devices	1.6%
Renewable energy	3.4%
Paper	1.1%
Other industries(1)	9.9%
_______________
(1)Includes various manufacturing industries, such as household appliances and metal industries.

The following table contains a breakdown of our tenant base and total rental income and management fees by type of industry for the year ended December 31, 2025.

Industry	Rental Income and Management fees	Share of Total Rental Income and Management fees
	(millions of US$)	(%)
Automotive	72.69	25.7%
Logistics	41.67	14.7%
Aerospace	17.78	6.3%
Food and beverage	16.18	5.7%
Renewable energy	9.83	3.5%
Recreational vehicles	4.30	1.5%
Electronics	24.86	8.8%
E-commerce	26.75	9.4%
Plastics	5.71	2.0%
Medical devices	6.26	2.2%
Paper	0.21	0.1%
Other industries(1)	32.94	11.6%
Other revenues(2)	24.05	8.5%
Total	283.22	100.0%
_______________
(1)Includes various manufacturing industries, such as household appliances, renewable energy, metal and paper industries.
(2)Other revenues refer to property taxes, insurance and other costs and expenses incurred by us on behalf of our tenants, which are subject to reimbursement by the tenants in accordance with their leases.
Occupancy
Our stabilized occupancy rate, expressed by our leased GLA, represents the percentage of our total GLA that is under lease with our tenants.
The following table shows our stabilized occupancy rate as of December 31, 2025, 2024 and 2023.

	As of December 31,
	2025	2024	2023
Occupancy rate	93.6%	95.5%	96.7%
The following table shows our stabilized occupancy rate by region as of December 31, 2025, 2024 and 2023.

	As of December 31,
	2025	2024	2023
Region
Northeast	85.7%	91.7%	98.3%
Northwest	97.8%	90.6%	97.9%
Central	97.5%	100.0%	97.2%
Bajío North	91.4%	97.6%	99.0%
Bajío South	94.4%	94.4%	92.9%
Total	93.6%	95.5%	96.7%
The decrease in our stabilized occupancy rate in the year ended December 31, 2025 as compared to year ended December 31, 2024 was primarily attributable to higher vacancies across all regions as a result of contract maturities that were not renewed during the year in line with ordinary business cycles.

Our Leases
Overview
Most of our leases are for initial terms that range from five to 15 years and grant our tenants the option to renew their leases for one or more additional terms of three to 15 years, subject to certain conditions. The average initial term of all the leases in effect as of December 31, 2025 was 12 years and their weighted remaining average lease term was 4.8. Security deposits are typically equal to one- or two months’ rent. We are generally required to perform only mandatory structural maintenance and we are responsible for any hidden defects in the properties.
All leases include a provision that entitles us to rescind the lease and collect any past due rents and the aggregate amount of rent that would accrue over the remaining term of the lease, in the event of rescission if the tenant enters into default with its rental payments, vacates the property, terminates the lease unilaterally or enters bankruptcy or insolvency proceedings.
In addition, generally we are entitled to terminate the lease upon occurrence of any of the following events:
•failure by the tenant to comply with its payment obligations under the lease;
•if the tenant assigns or subleases the premises without our prior written consent;
•if the tenant carries out any construction work in, or modification of, the premises, except as permitted under the lease;
•if the tenant uses the premises in a manner other than that permitted by the lease or for illegal purposes;
•failure by the tenant to comply with any of the provisions of the internal regulations of the industrial park where the leased premises are located;
•if the tenant obstructs, or in any other manner impedes, access to the persons designated by us to inspect the premises;
•if the tenant breaches any other obligation under the lease agreement and such breach remains uncured for more than 30 days;
•if the tenant breaches its anticorruption obligations under the lease;
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
All of our leases are classified as operating leases. As of December 31, 2025, only three of our leases included a purchase option at fair market value, but only at the end of the lease. These three leases accounted for 3.0% of our total GLA.
Nestlé Leases
In 2003, we acquired two distribution centers used by Nestlé to manage, store, pack and distribute its products.
One of them is located in Toluca, Estado de México and the other in Lagos de Moreno, Jalisco.
In 2007, we agreed with Nestlé to expand these properties and to build an additional building for CPW, an affiliate of Nestlé. As of December 31, 2025, these properties together accounted for 1,795,955.8 square feet (166,850 square meters) or approximately 4.2% of our total GLA, and for 4.2% of our total rents for the year then ended.
On December 1, 2015, Herdez assumed a portion of Nestlé’s space at the 696,265 square feet (64,685.2 square meters) building in Lagos de Moreno included in Nestlé’s lease. As of December 31, 2025, the GLA attributable to Nestlé at Lagos de Moreno was approximately 640,827.5 square feet (59,535 square meters) and the GLA attributable to Herdez was approximately 55,438.0 square feet (5,150 square meters).
In January, 2023, we entered into new lease agreements with Nestlé with respect to the 2 facilities for a seven-year term ending on December 31, 2030. In October 2024, CPW’s lease was extended for an additional seven-year term that will end on December 31, 2031.
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
As of December 31, 2025, these properties together accounted for 1,225,624 square feet (113,864 square meters) or approximately 2.9% of our total GLA, and for 3.8% of our total rental income for the year then ended.
We have not agreed to any extensions to our leases with TPI as of the date of this Annual Report.
Except for a provision allowing TPI a right of first refusal in the event we wish to sell any of the properties in Ciudad Juárez and a purchase option exercisable by TPI with respect to our industrial building in Matamoros, Tamaulipas, the TPI leases are subject to substantially the same terms and conditions as the rest of our leases as described above.
Collections
We have established rigorous tenant selection criteria, including minimum eligibility standards that applicants must satisfy. In addition, applicants are evaluated on the basis of a list of documents and information they must submit as evidence of their financial capacity and that of their guarantors, including credit reports and statements for assets worth 12 times the amount of monthly rent they would be required to pay under the lease. As of December 31, 2025, 85.8% of our lease agreements were secured by guarantees granted by the clients’ parent companies, letters of credit, bonds or other similar guarantees.
We maintain standard procedures to manage our past due rent portfolio and doubtful accounts, which take into consideration the amount of each individual account receivable and period of time it has remained outstanding. Our industry experience has enabled us to develop agreements with broad and comprehensive clauses aimed at maintaining low default levels.
Pursuant to most of our lease agreements, rental payments should be received within the first 10 days of each month. Thereafter, the payment is considered past due. As of December 31, 2025 and 2024, 92% and 84% of our accounts receivable under operating leases, respectively, were current accounts.
We monitor all of the rental payments that are past due. For receivables outstanding from 30 to 90 days, internal efforts are made to collect payment from the respective client. As of December 31, 2025 and 2024, the amount of operating lease receivables outstanding more than 30 but less than 60 days represented 0.2% and 0.3%, respectively, of our total operating lease receivables. As of December 31, 2025 and 2024, the amount of operating lease receivables outstanding more than 60 and less than 90 days represented 1% and 2%, respectively, of our total operating lease receivables. As of December 31, 2025 and 2024, operating lease receivables outstanding more than 90 days represented 7% and 14%, respectively, of our total operating lease receivables.
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
The following table sets forth the expiration profile of our lease portfolio as of December 31, 2025.

	Number of Expiring Leases	Expiring Leased GLA	Expiring Leased GLA	Share of Total GLA
		(square feet)	(square meters)	(%)
Year
2026	33	3,226,650	299,766	8.4%
2027	38	3,917,015	363,903	10.2%
2028	41	4,582,574	425,735	11.9%
2029 and thereafter	155	26,812,677	2,490,979	69.6%
Total	267	38,538,916	3,580,383	100%
Retention Rates
We believe that as a result of the quality and location of our properties as well as our focus on client service, we have built strong long-standing relationships with many of our clients and have been able to maintain a high client retention rate based on the limited number of client move-outs. In 2025, only 23.9% of the GLA that was scheduled to renew was not retained. This represented an increase of 996 basis points over the 14.0% average reported in the year ended December 31, 2024, resulting from the expiration of certain leases that year. This increase was primarily the result of higher contract maturities that were not renewed during the year in line with ordinary business cycles.
Rent Increases
As of December 31, 2025, approximately 89.6% of our leases were denominated in U.S. dollars, which leases accounted for 92.9% of our rents for the year then ended. Rents accrue on a monthly basis and are adjusted annually for inflation based on the CPI, if denominated in U.S. dollars, or the “INPC,” if denominated in pesos, or by a fixed percentage agreed with the client.
Recurring Tenant Improvements
Clients leasing our Multi-Tenant Buildings and BTS Buildings bear the majority of the costs associated with improvements and structural building changes to tailor them to their needs.
However, from time to time, on a case-by-case basis, we incur capital expenditures to improve our buildings.
Development and Acquisition Activities
Asset Selection Rationale
In addition to managing our existing property portfolio, we also develop new properties and potential acquisitions. Our senior management team, along with our regional managers, has assembled a diversified real estate portfolio with the objective of creating a high-quality, well-located set of properties occupied by reputable and creditworthy tenants. The properties we target for development or acquisition are generally characterized by (i) being Class A Buildings, requiring high-quality design and engineering specifications that meet international standards and allow our customers an efficient and flexible use of the buildings, (ii) involving tenants with high creditworthiness and long-term lease agreements or medium-term lease agreements that are likely to be renewed, and (iii) being located in trade corridors, clusters or other strategic geographic locations. In addition, we also develop other properties based on other characteristics in order to respond to the specific needs of our clients.
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
•a title commitment issued by a reputable title insurance company;
•all licenses and permits;
•financial and credit information relating to the property and its tenants;
•clearance of seller for anti-corruption and anti-money laundering purposes;
•if applicable, clearance of the transaction by antitrust authorities; and
•existing leases, tenant rent collections, operating expenses, real estate taxes, leasing and renewal activity.
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
Contracting of Certain Services Including Construction
We believe that our strong differentiating competitive factor is that our business is focused on developing our industrial properties, as we go through competitive bidding processes for all construction, design, engineering and project management services and related works to experienced third-party general contractors, such as Copachisa, Hermosillo y Asociados and SEICA, and designers, such as Ware Malcomb, among others. Our approach to the development of high-specification assets incorporates global quality standards.
We have also developed internal processes that allow us to minimize delivery times and costs. This strategy allows us to focus on the development and management of our properties. By using reputable contractors and service providers with long track records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, thereby lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001–2015 (Quality management systems), a certification which we obtained in 2011 and which was renewed until 2026.
We hire construction, design and engineering firms based on certain essential criteria, including their recognized experience in building our proposed developments, good relationships with suppliers, employment of recognized construction and engineering techniques, a high level of technical rigor and quality, and timely delivery of developments. We hire construction, design and engineering firms on market terms and conditions and set compensation for those firms based on a predetermined percentage of the total cost of the work or services provided. To guarantee transparency in the selection process, our internal engineering and project management team structures and organizes a competitive bidding process based on price, time estimated to complete the project and technical quality. We seek to utilize materials and technologies in our developments that allow us to offer rapid, creative, economical and high-quality solutions to our clients. We supervise the entire construction process to rationalize production, maximize productivity, mitigate waste and support the quality of the developments.

The entire construction process of the industrial buildings we develop is monitored internally by our engineers, who seek to anticipate any problems that could occur during the process, to reduce reworking costs and ensure the timely completion of the development. Furthermore, generally an external contracted project manager hired by us monitors the costs, timing and technical quality of the building onsite.
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
•regional, market and property-specific supply/demand dynamics;
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

We may employ leverage in our capital structure in amounts that we determine from time to time. Our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, but will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. Pursuant to Mexican law and our bylaws, the amount of indebtedness that the board of directors may authorize is capped at 20.0% of the value of our assets based on our balance sheet as of the end of the immediately preceding quarter; provided that any indebtedness in excess of this percentage is required to be authorized by our shareholders. As of the date of this Annual Report, our shareholders have increased the capped amount of indebtedness that we may incur to US$1.8 billion. In addition, we are or may be subject to covenants in the documents that govern our indebtedness that limit our ability to incur or guarantee indebtedness. For more information, see Item 5B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Compliance with Covenants and Financial Ratios.” We may from time to time modify our leverage profile in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common shares, growth and acquisition opportunities and other factors.
We do not have a specific policy as to the amount or percentage of our assets which will be invested in any specific property or leased to any particular tenant, but anticipate that our real estate investments will continue to be diversified geographically. As of December 31, 2025, our properties are located in sixteen different states across Mexico.
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
Investments in Securities or Interests in Persons Primarily Engaged in Real Estate Activities
We may, but do not presently intend to, invest in securities of entities engaged in real estate activities or securities of other issuers (normally partnership interests, limited liability company interests or other joint venture interests in special purpose entities owning properties), including for the purpose of exercising control over those entities. We may acquire some, all or substantially all of the securities or assets of other entities engaged in real estate activities where those investments would be consistent with our investment policies. However, we are or may be subject to covenants in the documents that govern our indebtedness that limit our ability to make certain investments, including investments in direct and indirect interests in real property. For more information, see Item 5B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—Compliance with Covenants and Financial Ratios.”
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
We are the owners of record of all of the material trademarks, logos and trade names used in connection with our operations, which are duly registered and in force with the Mexican Industrial Property Institute (Instituto Mexicano de la Propiedad Industrial). Our trademarks include “Vesta,” “CIV Real Estate,” “El Coecillo Vesta Park,” “La Mesa Vesta Park,” “ El Potrero Vesta Park,” “Los Bravos Vesta Park,” “Vesta Park Toluca,” “Toluca Vesta Park,” “Techpark,” “Parque Aeroespacial Querétaro,” “Vesta Park Juárez,” "Vesta Park Juárez Sur," Vesta Park Guadalupe," "Vesta Park Guadalajara," "Vesta Park Apodaca," “Vesta Park Tijuana,” “Vesta Park Guanajuato,” “Vesta Park Aguascalientes,” “Vesta Park Puebla,” “Vesta Park Tlaxcala,” “Vesta Park Las Torres,” “Vesta Park Rosarito,” “Vesta Park Megaregion,” “Vesta Park Lagoeste,” "Vesta PArk Punta Norte," "Vesta Park Alamar," “Vesta Desarrollo Inmobiliario Industrial,” “Vesta Industrial Real Estate Fund,” “Vest in Class,” “Vesta Challenge,” “Innovestteam” "Innovesting," "Enervesta" and “Innovating Mexico’s Industrial Platform.” We also own the Internet domains for our websites at www.vesta.com.mx and www.vesta.mx.
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
In 2017, we adhered to the United Nations Sustainability Development Goals (“SDGs”) and aligned our ESG Strategy and initiatives with the objectives of the SDGs. We prepare annual sustainability reports (the “Annual Sustainability Reports”) to document our economic, corporate governance, labor, social, environmental and financial achievements. We prepare the Annual Sustainability Reports on the basis of the standards developed by the Global Reporting Initiative (“GRI”), as well as the GRI Construction and Real Estate Industry Supplement for reporting information specific to the real estate industry. Since 2020, we apply reporting standards published by the Sustainability Accounting Standards Board, and we have started to implement the reporting basis as recommended by the Taskforce on Climate-Related Financial Disclosures (TCFD), and since 2023 we started to implement the reporting basis as recommended by the Taskforce on Nature-related Financial Disclosures (TNFD). In addition, key metrics in the report are externally verified by a third-party ESG consultant.
Taking into account the dynamics of the industrial real estate market, macroeconomic changes and the situation in Mexico at large, we conducted a new materiality analysis in order to identify the most material ESG issues for our business. As part of this process, we consulted our stakeholders including Vesta’s executives and employees, board members, investors, clients, suppliers, academics, non-profit organizations and industry chambers to help identify and prioritize the most material ESG issues to the Company. To address these issues, in 2024, we presented our ESG Strategy to our stakeholders, which is incorporated into our Route 2030 Strategy. Our ESG Strategy consists of the following three pillars and their key performance indicators (“KPIs”) that we aim to achieve by 2030:
•Governance and Integrity. Our top priorities in this area include becoming the standard for best-in-class governance practices with our stakeholders by strengthening our Corporate Governance and ESG practices on our Board and having a robust ESG Risk Management System. We plan to use the following KPIs to measure our performance toward achieving these goals by 2030:

•(i) 100% of our senior management and collaborators having financial compensation linked with ESG objectives; (ii) 100% of the Board members being ESG trained, and (iii) reducing the salary gender gap by 8% at the executive level and 5% at the management level;

•Social. Our main priorities in this field are to engage in constant dialogue with Vesta’s stakeholders, staying well informed of local needs and development possibilities, ensuring that projects involving stakeholders consider human rights, economic development, inclusion, gender equality and the environment, among others. By strengthening relationships with NGOs and related partners, our Human Rights and Diversity Commitment strives to build relationships with local communities and indigenous populations in the regions where we have a presence.

We plan to use the following KPIs to measure our performance toward achieving these goals by 2030:

•(i) 700 hours of Professional Volunteering (ii) implementing the theory of change in 70% of Vesta’s Social Investment Projects; (iii) measuring the progress of our Human Rights Risks Assessment; and (iv) implementing 50% of the action plans on Human Rights with a focus on Land Acquisition, Community Relationship and Physical Security Processes.

•Environmental. Our principal environmental goal is reducing our environmental impact, both in developments and operations to benefit our tenants, the industrial real estate industry and the communities where we operate. All these translate in the following actions: Net-Zero Commitment, Eco-efficiency operations within our parks and offices, strengthening our Biodiversity Protection Commitment and promoting Renewable Energy among our operations.

We plan to use the following KPIs to measure our performance toward achieving these goals by 2030:

•(i) achieve Net-zero for scope 1 and 2 emissions by 2040, have a material reduction in our scope 3 emissions related to the energy consumption of our tenants, as well as in the use of materials with a lower carbon footprint in our construction processes towards 2050, (ii) 100% of our parks should comply with ISO 14001, (iii) promote a positive impact on nature in accordance with the recommendations of TNFD, and (iv) 50 MWp of on-site solar capacity by 2030.

•Sustainable Business: This is a new pillar that considers specific portfolio actions that strongly demonstrate the extent to which Vesta’s ESG Strategy permeates and resonates through our business’s key operations. Among these actions are adaptation to climate change strategy, sustainable investment and finance, and strengthening our Suppliers’ ESG Commitment and Sustainability. We plan to use the following KPIs to measure our performance toward achieving these goals by 2030:

•(i) 95% of our new contracts should have a Green Lease, (ii) 100% of our new acquisitions should comply with the Responsible Investment Process, (iii) 100% of our employees should be ESG trained, (iv) evaluate 100% of level 3 and 4 suppliers, and (v) 55% of our GLA should be Green Certified.

Our ESG Rankings and Memberships
Since we began operations, we have distinguished ourselves for our ESG commitments. Over the years, our ESG performance has been evaluated and recognized by different international indices.
During 2025, we achieved important milestones in respect of our certifications. Based on the results obtained in the 2025 CSA Evaluation of ESG performance, we have been included in the S&P/BMV Total Mexico Index for the sixth consecutive year and the S&P Yearbook for the third time. Additionally, we received a score of 69 out of 100 by the Global ESG Benchmark for Real Estate Assets (GRESB), based on the improvement of our ESG portfolio practices. In 2025, MSCI Inc., a global provider of equity, fixed income, real estate indexes, multi-asset portfolio analysis tools, ESG and climate products, granted us an AA grade. Based on our Climate Change Strategy and results, we achieved a B in the Climate Change Questionnaire and B in the Water Security Questionnaire from CDP in 2025.
We have adhered to principles established by certain intergovernmental organizations, such as the United Nations, which seek to promote ESG compliance within private sector companies. In 2011, we became signatories to the UN Global Compact Principles. We have also been signatories to the UN PRI and the Women Empowerment Principles since 2020 and 2022, respectively.
We are also scheduled to achieve our Sustainability Performance Target under our Sustainability-linked Senior Notes and our Sustainability-linked Unsecured Revolver Credit Facility. In furtherance of that target, we had 19 new LEED-certified buildings and 19 EDGE- certified buildings as of December 31, 2025.
Sustainability-Linked Financing Framework

In addition to our ESG Strategy, in May 2021, we adopted a sustainability-linked financing framework (the “Sustainability-Linked Financing Framework”) establishing our sustainability strategy priorities and setting out goals with respect to our key performance indicator, the Sustainable Gross Leasable Area (“Sustainable GLA”).
Our goal is to increase the percentage of Sustainable GLA to at least 20.0% of the GLA of the Total Portfolio (as defined below) by June 30, 2026, which represents an increase of 9 percentage points of our sustainability performance baseline of 11.1% as of the end of 2020 (the “Sustainability Performance Baseline”), as set forth in the Sustainability-Linked Financing Framework, which covers both our Sustainability-linked Senior Notes and Sustainability-linked Unsecured Revolver Credit Facility. We do not control the activities or consumption of resources by our tenants, but we promote the application of best practices and the creation of sustainable spaces through our sustainable construction manual (the “Sustainable Construction Manual”) and by obtaining green certifications, mainly in new constructions. Our Sustainable Construction Manual provides guidance to subcontractors on strategies for the design and construction of industrial parks that reduce environmental impact during construction, use of the property and its future demolition, and includes a checklist for measuring the environmental, social and labor impacts of a project prior to its commencement, throughout its development and thereafter. In addition, our ESG policy, sets forth the basic principles we must observe in connection with our investments and the environment at each of our facilities, which principles are designed, enforced and overseen by our ESG committee in line with our ESG Strategy. Furthermore, the majority of our leases include a “green clause” that, in an initial phase, encourages our tenants to voluntarily share with us information regarding their electric and water usage and waste outputs. During 2022, 118 of our tenants voluntarily shared this information with us, which generally shows that many of our tenants are willing to commit to carry out environmental measurements and share them with us in order to obtain the water and carbon footprint of the portfolio. Since 2020, we aim to achieve LEED New Construction Certification for more than half of our new development portfolio. In addition, we have strengthened our Sustainable Construction Manual to raise the construction standards of our developments in terms of ESG. In addition, we will roll out a strategy to certify our existing portfolio, seeking to achieve certifications in the operational phase, such as LEED BD+C, LEED O+M, BOMA BEST and EDGE.
On December 18, 2024, we entered into a $545,000,000 Global Syndicated Sustainable Credit Facility (the "Facility") composed of a $345,000,000 term loan available through two tranches, for three and five years, with an 18-month availability period and a $200,000,000 Revolving Credit Facility, substituting our prior $200,000,000 undrawn Revolving Credit Facility.

Under the terms of the Sustainability-linked Senior Notes and the Global Syndicated Sustainable Credit Facility, we must meet our Sustainability Performance Target, in addition to complying with certain reporting requirements. Failure to meet these objectives will result in us being required to pay additional interest under the Sustainability-linked Senior Notes and the Global Syndicated Sustainable Credit Facility. Additionally, pursuant to the Sustainability-Linked Financing Framework, we have committed to publish annually on our website, and in any case for any date/period relevant for assessing our performance relating to our Sustainability Performance Target, a Sustainability-Linked Financing update as part of our Annual Sustainability Report, which includes up-to-date information on our performance with respect to Sustainable GLA, a verification assurance report issued by an external verifier, and any other relevant information to allow investors to monitor the progress of the Sustainability Performance Target. The contents of our website, and the contents of any other website referred to herein, are not incorporated into, and do not form part of this Annual Report.
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
We believe our properties are adequately insured. However, there are certain losses, including losses from acts of God, acts of war, and acts of terrorism or riots that are generally not insured because it is not deemed economically feasible or prudent to do so. If an uninsured loss or loss in excess of insured limits occurs with respect to one or more of our properties, we could experience a significant loss of capital invested and potential revenues in these properties and could potentially remain obligated to give effect to the terms under any recourse debt associated with the property. For more information, see “Risk Factors—Risk Related to Our Business—Our tenants may default on their obligation to maintain insurance coverage.”
Legal Proceedings
We have been and may in the future be a party to certain claims and legal proceedings incidental to the normal course of our business, including, for example, tax assessments, claims relating to employee or employment matters, intellectual property matters, regulatory matters, contract, advertising and other claims, including proceedings with probable, possible or remote risks of loss. Our provisions are recorded pursuant to accounting rules, based on an individual analysis of each contingency by our internal and external legal counsel. We constitute provisions for proceedings that our external counsel evaluates as having a probable risk of loss. In cases where unfavorable decisions in claims involve substantial amounts, or if the actual losses are significantly higher than the provisions constituted, the aggregate cost of unfavorable decisions could have a significantly adverse effect on both our financial condition and operating results. Moreover, our management may be forced to dedicate time and attention to defend against these claims, which could prevent it from concentrating on our core business.
As of December 31, 2025, 2024 and 2023, we had no provisions relating to legal proceedings to which we were a party. Legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more legal proceedings in which we are currently involved or may come to be involved were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Risk Factors—Risks Related to Our Business—We are or may become subject to legal and administrative proceedings or government investigations, which could harm our business and our reputation.”
Employees
As of December 31, 2025, we had a total of 116 employees (including our regional managers), all of whom are based in Mexico. We contract with third parties all construction, engineering and project management services and related work, as well as maintenance of our industrial buildings. None of our employees are affiliated with labor unions. To date, we have not experienced a strike or other labor disruption.
The following table contains a breakdown of the average number of our employees, by region, as of the dates indicated:

	As of December 31,
Region	2025	2024	2023
Bajío North	7	7	6
Bajío South	17	16	15
Central	7	7	7
Corporate	72	63	54
Northeast	6	6	5
Northwest	7	8	8
Total	116	107	95
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements, the notes thereto included elsewhere in this Annual Report and the information presented under “Presentation of Financial and Other Information” and “Summary Consolidated Financial Information and Operating Data.” All financial information included in this Annual Report, unless otherwise indicated, is presented in U.S. dollars and has been prepared in accordance with IFRS Accounting Standards.
This Annual Report contains forward-looking statements that reflect our plans, estimates and beliefs, and involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Annual Report, particularly under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” In addition to the other information in this Annual Report, investors should consider carefully the following discussion and the information set forth under “Risk Factors” before investing in our common shares or ADS.

A. Operating Results
Overview
We are a fully integrated, internally managed real estate company that owns, manages, develops and leases industrial properties in Mexico. We have significant development experience and capabilities, focused on a single real estate segment composed of industrial parks and industrial buildings in Mexico. With an experienced management team, we strive to achieve excellence in the development of industrial real estate and to generate efficient and sustainable investments. We offer our world-class clients strategic locations across sixteen Mexican states located in the most developed industrial areas, with a growing portfolio of our developments built according to eco-efficient standards. As of December 31, 2025, our portfolio was comprised of 231 buildings with a total GLA of 42,954,022 square feet (3,990,559 square meters), and a stabilized occupancy rate of 93.6%. Our GLA has grown 77.2x since we began operations in 1998, representing a CAGR of 10.3% since our initial public offering in 2012. Our facilities are located in strategic areas for light-manufacturing and logistics in the Northwest, Northeast, Bajío-North, Bajío-South and Central regions of Mexico. The quality and geographic location of our properties are key to optimizing our clients’ operations, and constitute a crucial link in the regional supply chain.
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
We believe that we grew our business and created value for our shareholders from 2014 to 2019 through the implementation of our Vision 2020 strategic plan. In 2019, we then implemented our “Level 3 Strategy” for the years 2019 to 2024. In November 2024, we presented to shareholders our new "Route 2030" strategy, which will continue building on the pillars of the Level 3 Strategy. We are aiming to maximize growth in Vesta FFO by implementing this strategy, based on five strategic pillars: (i) manage, maintain and broaden our current portfolio, (ii) invest in and/or divest properties for ongoing value creation, (iii) strengthen our balance sheet and expand funding sources and maturities, (iv) strengthen our organization to successfully execute our strategy, and (v) become a category leader in ESG, embedding our sustainability practices throughout our business model. For more information, see “Business—Our Route 2030 Strategy.”
Our profit for each of the years ended December 31, 2025, 2024 and 2023 was US$241.9 million, US$ 223.3 million and US$316.6 million, respectively. Our profit for the year has increased 5.9x since 2012, growing at a CAGR of 14.7% from 2012 to 2025 and increasing 8.3% from 2024 to 2025. Our basic earnings per share have increased 2.0x since 2012, growing at a CAGR of 5.6% from 2012 to 2025 and increasing 11.2% from 2024 to 2025. Vesta FFO per share has increased 3.5x since 2012, growing at a CAGR of 10.2% from 2012 to 2025 and 11.7% from 2024 to 2025. Our total GLA has grown 3.6x since 2012, growing at a CAGR of 10.3% from 2012 to 2025 and 6.6% from 2024 to 2025. In addition, Adjusted NOI has grown at a CAGR of 13.8% from 2012 to 2025 and 12.1% from 2024 to 2025. For a reconciliation of Vesta FFO and Adjusted NOI to the nearest IFRS Accounting Standard measure, see Item 5A. “Operating and Financial Review and Prospects—Operating Results—Non-IFRS Financial Measures and Other Measures and Reconciliations.”
Our properties provide innovative and customer-tailored real estate solutions to respond to our clients’ specific needs, as well as to adapt to industry trends that we identify in our markets. We selectively develop light-manufacturing and distribution centers and BTS Buildings, which are tailored to address the specific needs of clients or a particular industry. Our properties allow for modular reconfiguration to address specific client needs, ensuring that a facility can be continuously transformed. Working closely with our clients on the design of these bespoke properties also allows us to stay abreast of and anticipate industry trends. In addition to tailor-made solutions in proven industrial areas, we also develop Inventory Buildings, which are built without a lease signed with a specific customer and are designed in accordance with standard industry specifications. Inventory Buildings provide sufficient space for clients that do not have the time or interest to build BTS Buildings. We adjust our building mix to cater to real estate demands of current and prospective clients by monitoring our clients’ and their sectors’ needs.

We believe that we are one of the only fully vertically integrated and internally managed Mexican industrial real estate companies that owns, manages, develops and leases industrial properties, on a large scale in Mexico, which we believe differentiates us from our competitors. Our business is focused on developing our industrial properties, seeking to incorporate global quality standards to develop high-specification assets that are comparable with properties in other jurisdictions, with internal processes that minimize delivery times and costs. We focus on the development and management of our properties by contracting all construction, design, engineering and project management services and related works to third parties that are both experienced as well as known to us. By using high-quality contractors and service providers with long track-records and awarding contracts through bidding processes, we seek to mitigate contractor risk and foster competition, lowering our costs, increasing the quality of our buildings and providing competitive alternatives for our current and future clients. Our bidding processes are conducted in accordance with procedures that comply with the International Standard ISO 9001:2008, a certification we obtained in 2011. The standard was updated in 2015 to ISO 9001:2015, and we subsequently obtained certification under the updated standard, which focuses on risk mitigation and quality management systems. Our certification was most recently renewed in 2023 and is valid until 2026. We are currently preparing the documentation and processes for review by an external auditor in accordance with ISO 9001:2015 in order to extend the certification for an additional three-year period.
The following table presents a summary of our real estate portfolio as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023
Number of real estate properties	231	224	214
GLA (sq. feet)(1)	42,954,022	40,299,964	37,354,498
Leased area (sq. feet)(2)	38,538,916	37,641,031	34,876,081
Number of tenants	181	192	187
Average rent per square foot (US$ per year)(3)	5.9	5.8	5.4
Weighted average remaining lease term (years)	4.8	4.8	4.9
Collected rental revenues per square foot (US$ per year)(4)	6.5	5.7	5.4
Stabilized Occupancy rate (% of GLA)(5)	93.6%	95.5%	96.7%
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
Basis for the Preparation of Our Financial Information
Our financial statements included in this Annual Report have been prepared in accordance with IFRS Accounting Standards on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, we take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in our financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, Share-based Payments.
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
Principal Factors Affecting Our Results of Operations
Macroeconomic Conditions
Our business is closely tied to general economic conditions in Mexico and, to a lesser extent, the United States and elsewhere. As a result, our financial and operating performance, the value of our portfolio and our ability to implement our business strategy may be affected by changes in national and global economic conditions. The performance of the real estate markets in which we operate tends to be cyclical and is related to the perceptions of investors of the overall economic outlook. Rising interest rates, declining demand for real estate or periods of general economic slowdown or recession have had a direct negative impact on the real estate market in the past, and a recurrence of these conditions could result in a decrease in our revenues.
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
Rental Income
Our primary source of revenues is the rental income received from customers under operating leases. The amount of rental income generated by the properties that comprise our portfolio depends primarily on our ability to (i) maintain our current occupancy rates, (ii) lease currently available space and space that becomes available from lease terminations and (iii) acquire or develop new properties or expand existing properties. As of December 31, 2025, 2024 and 2023 our stabilized occupancy rate at our industrial buildings was 93.6%, 95.5% and 96.7%, respectively. The amount of rental income generated by our leased properties also depends on our ability to collect rent payments from our tenants pursuant to their leases, as well as our ability to increase our rental rates. In addition, increases in rental income will partially depend on our ability to acquire additional properties that meet our investment criteria and to develop those properties, as well as our ability to expand the GLA of our existing properties where possible. Positive or negative trends in our tenants’ businesses or in geographic areas where we operate could also impact our rental income in future periods.
Lease Expirations
Our ability to re-lease space promptly upon the expiration of a lease will impact our results of operations and is affected by economic and competitive conditions in the markets where we operate as well as the desirability of our individual properties. As of December 31, 2025, our leases scheduled to expire in 2026 represented 8.4% of our leased GLA.
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
Inflation
For the year ended December 31, 2025, inflation growth rates slowed down slightly in comparison to those of 2024. Mexico’s annual rate of inflation, as measured by changes in the Mexican national consumer price index, calculated and published by the Mexican Central Bank and INEGI, was 3.7%, 4.2% and 4.7% as of December 31, 2025, 2024 and 2023, respectively. See Item 3D. “Risk Factors—Risks Related to Mexico—The rate of inflation in Mexico and the actions of the Federal Government to control it may have a negative impact on our investments.”
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
However, because rent adjustments lag behind the actual increases in inflation, our margins may decrease during the period preceding the adjustment, but our costs will increase due to inflation. Moreover, under our leases we typically have exposure to increases in non-reimbursable property operating expenses, including expenses incurred related to vacant premises. In addition, we believe that some of the existing rental rates under our leases subject to renewal are below current market rates for comparable space and that upon renewal or re-leasing, those rates may be increased to be consistent with, or closer to, current market rates, which may also offset our exposure to inflationary expense pressures related to our leased properties. We also have exposure to inflation with respect to our development portfolio, as increases in materials and other costs related to our development activities make it more expensive to develop properties. With respect to our outstanding indebtedness, we periodically evaluate our exposure to interest rate fluctuations, and may enter into derivative transactions that attempt to mitigate, but do not eliminate, the impact of changes in interest rates on our variable rate loans.
Description of Principal Line Items
The following briefly describes the components of revenue and expenses as presented in our statement of comprehensive income.
Revenues
The primary source of our revenues comes from rental income which our customers pay to us under operating leases and are recorded on an accrual basis. We provide energy income and reimbursable building services pursuant to certain leases we have entered into. As a result, we may recover certain operating expenses with respect to our leased properties from time to time. Rental income under our financial statements includes those reimbursements.
Property Operating Costs
Property operating costs are composed of (i) real estate taxes, (ii) insurance costs, (iii) maintenance costs, (iv) energy costs, and (v) other property-related expenses.

Real estate taxes vary among the Mexican states based upon values determined by local authorities. Insurance costs relate to the insurance premiums we pay to our insurance providers for insurance policies relating to each of our real estate properties, which provide coverage for acts of God, third-party liability and business interruption losses, among others. Maintenance costs include costs associated with the structural maintenance of each of our industrial buildings. Energy costs include electricity usage by our tenants using our electricity delivery infrastructure. Other property-related expenses include lighting services on our properties, security services in the industrial parks we manage and on our vacant properties, legal fees for the collection of past due operating lease receivables from delinquent clients and fees we pay to industrial parks owned by third parties for certain services provided in those industrial parks. The allowance for operating lease receivables of doubtful recovery is created by our management upon their review of the age profile of accounts receivable and on a tenant-by-tenant basis depending on management’s assessment of each tenant’s likelihood to make rental payments on a timely basis.
General and Administrative Expenses
General and administrative expenses consist of the following: (i) marketing, advertising and promotion expenses, (ii) auditing and tax consulting expenses related to the review of our individual and consolidated financial statements, (iii) legal expenses for matters other than the collection of rental payments under lease agreements relating to our industrial properties, (iv) wages, salaries and bonuses that we pay to our employees, (v) employee benefits, and (vi) depreciation of office furniture.
Other Income and Expenses
Other income and expenses is composed of the following:
•interest income: interest income consists of interest earned on our cash and cash equivalents;
•other income: other income includes (i) nonrecurring insurance recoveries, (ii) non-tenant electricity charges and (iii) other miscellaneous items such as inflationary effect on tax recovery;
•finance cost: interest expense primarily includes accrued interest on our debt and other financing-related expenses;
•exchange gain: based on the primary economic environment in which we operate, our management has determined that the U.S. dollar is the functional currency of Vesta and all of its subsidiaries except for WTN, which considers the peso to be its functional currency. Therefore, exchange gain represents the effect of changes in exchange rates on monetary assets and liabilities denominated in pesos held by Vesta and all of its subsidiaries except for WTN. It also includes the effects of changes in exchange rates on U.S. dollar-denominated indebtedness and other monetary assets and liabilities of WTN. We recognize an exchange gain or loss depending on whether we hold monetary assets or liabilities denominated in pesos and whether the peso appreciates or depreciates against the U.S. dollar.
•gain on revaluation of investment property: gain on revaluation of investment property is the gain derived as a result of changes in the fair value of our investment properties as determined by independent appraisers. The appraisals are performed on a quarterly basis. We record a gain on revaluation of investment property for a quarter in which the fair value of our properties increases as compared to the previous quarter, or a loss on revaluation of investment property if the fair value decreases; and
•Other expenses: other expenses include (i) non-tenant electricity costs and (ii) other miscellaneous commissions and expenses paid.
Profit for the Year
Profit for the year is our profit before taxes, minus income taxes.
Other Comprehensive Income (Loss)
As mentioned above, WTN considers the peso to be its functional currency. Because our financial statements are presented in U.S. dollars, we are required to translate WTN’s financial information to U.S. dollars for recognition purposes. The exchange differences on translating WTN’s financial information are reported as other comprehensive income (loss) in accordance with IFRS Accounting Standards.

Results of Operations
The following table presents data derived from our consolidated statement of comprehensive income for the years ended December 31, 2025, 2024 and 2023.

	For the Year Ended December 31,
	2025	2024	2023
	milllions of US$
Revenue:
Rental income	283.2	252.0	213.4
Management fees	0.0	0.4	1.0
Property operating costs related to properties that generated rental income	(24.1)	(21.2)	(13.5)
Property operating costs related to properties that did not generate rental income	(4.2)	(3.3)	(4.8)
General and administrative expenses	(35.5)	(34.2)	(31.7)
Interest income	5.3	15.2	9.4
Other income	6.8	4.3	5.1
Other expenses	(3.5)	(5.2)	(3.0)
Finance costs	(56.2)	(44.3)	(46.3)
Exchange gain (loss) – net	10.1	(10.8)	8.9
Share of results of associates	0.0	0.0	0.0
(Loss) gain on sale and disposal of investment properties- net	0.0	2.6	(0.5)
Gain on revaluation of investment property	52.1	270.7	243.5
Profit before income taxes	234.0	426.2	381.6
Current income tax expense	(56.1)	(31.9)	(92.0)
Deferred income tax benefit (expense)	64.1	(170.9)	27.0
Total income tax benefit (expense)	7.9	(202.8)	(65.0)
Profit for the period	241.9	223.3	316.6
Other comprehensive income (loss) – net of tax:
Items that may be reclassified subsequently to profit or loss:

Exchange differences on translating other functional currency operations	1.8	(13.2)	7.9
Total other comprehensive income	1.8	(13.2)	7.9
Total comprehensive income for the period	243.7	210.2	324.5
Basic earnings per share	0.2850	0.2563	0.4183
Diluted earnings per share	0.2809	0.2529	0.4118

Consolidated Statements of Profit and Other Comprehensive Income (Loss)

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024
Revenues
Rental income increased US$31.2 million, or 12.4%, to US$283.2 million for the year ended December 31, 2025 from US$252.0 million for the year ended December 31, 2024. This was primarily attributable to:
•an increase of US$29.1 million, or 11.5%, in rental income from the leasing of new spaces or spaces that were vacant during 2024;

•an increase of US$8.0 million, or 3.2%, in rental income resulting from increases on rent from adjustments for inflation in accordance with our leases;

•an increase of US$2.0 million, or 0.8%, in revenue resulting from increases in the energy consumption of tenants under our leases; and
•an increase US$1.3 million, or 0.5% resulting from the reimbursement of expenses paid by us on behalf of our customers and accounted for under rental income.
This increase was partially offset by:
•a decrease of US$1.3 million, or 0.5%, due to the currency translation effects of leases denominated in Mexican pesos.
•a decrease of US$7.5 million, or 3.0%, in rental income from leases that expired during 2024 and were not renewed for 2025; and
• a decrease of US$0.3 million, or 0.1%%, in rental income as a result of rental rate reductions agreed upon renewal of our leases in order to retain customers.
Management fees arising from support for tenant improvements decreased US$0.3 million from US$0.4 million for the year ended December 31, 2024. This was primarily as a result of lower improvements activity entered by tenants contracting us to manage and supervise such improvements in 2025 as compared to 2024.
Costs and expenses
Property operating costs from investment properties that generated rental income increased US$$2.9 million, or 13.5%, to US$24.1 million for the year ended December 31, 2025 from US$21.2 million for the year ended December 31, 2024. This increase was primarily attributable to:
•an increase of US $0.5 million, or 19.0%, in real estate taxes due to increase on property value assessments by the tax authorities and increase in the number of properties, to US $3.7 million in 2025 from US$3.2 million in 2024;

•an increase of US $0.3 million, or 9.7%, in insurance costs, to US$1.6 million for 2025 from US$1.3 million for 2024 related to an increased number of properties and an increase in construction activity;
◦an increase of US$1.9 million, or 64.9%, in energy costs, to US$ $9.9 million for 2025 from US$8.0 million for 2024 related to a higher number of properties and higher energy consumption by tenants; and
•an increase of US$0.7 million or 25.6%, in other property related expenses, considering a higher number of properties.
This increase was partially offset by:
•a decrease of US$0.3 million, or 10.9%, in maintenance costs, to US$2.2 million for 2025 from US$2.5 million for 2024;

In addition, property operating costs from investment property that did not generate rental income increased by US$0.8 million, or 24.6%, to US$ $4.2 million for 2025 from US$3.3 million for 2024. This increase was primarily due to an increase in insurance costs, maintenance and other property related expenses as a result of higher vacancy rates at Vesta Parks compared to 2024.
In particular:
• a US$0.1 million increase in real estate taxes, to US$0.6 million for the year ended December 31, 2025 from US$0.6 million for the year ended December 31, 2024; and

•a US$0.05 million increase in insurance expenses, to US$0.1 million for the year ended December 31, 2025 from US$0.05 million for the year ended December 31, 2024;

•a US$0.03 million increase in maintenance expenses, to US$0.7 million for the year ended December 31, 2025 from US$0.6 million for the year ended December 31, 2024; and
•a US$0.7 million increase in other property related expenses related to an increase in vacancy rates during 2025.
General and administrative expenses increased US$1.3 million, or 3.8%, to US$35.5 million for 2025 from US$34.2 million for 2024. This increase was primarily attributable to an increase in salaries of US$0.6 million or 3.9%, an increase in US$0.3 million, or 21.8% related to the depreciation expenses of office furniture and vehicle purchases during 2025 and an increase in the share-based compensation expense under our Long-Term Incentive Plan (as defined below) related to a larger grant in 2025, which increased by US$0.6 million or 7.2% to US$9.6 million for 2025 from US$9.0 million for 2024.
We recognized a share-based compensation expense of US$9.6 million in connection with the shares granted to our executive officers based on the performance of the market price of our shares for 2025, compared to US$9.0 million for 2024. The amount of this expense is determined based on the fair value of our shares as of the date of the share award, using a Monte Carlo model that takes into account the probable performance of our shares and those of a designated peer group. The Long-term Incentive Plan does not involve payments in cash and does not affect our Adjusted EBITDA or Vesta FFO. For more information, see note 21 to our audited consolidated financial statements included elsewhere in this Annual Report.
Interest income decreased US$9.9 million, to US$5.3 million in 2025 from US$15.2 million in 2024. This decrease was primarily due to a lower interest-generating cash position during the first semester of 2025.
In 2025, our finance cost increased by US$12.0 million from 2024 driven by an increase of our debt position.

Other income increased US$2.5 million mainly related to an increase of US$0.8 million in insurance recoveries to US $1.0 million for 2025 from US$0.1 million for 2024 and an increase of US$1.7 million related to the inflationary effect of tax recoveries, offset by a decrease of US$0.1 million in electricity charges to non-tenants during 2025.
Other expenses decreased US$1.6 million mainly related to a decrease of US$1.5 in expenses related to the cancellation of the agreement for the acquisition of several plots of land in 2024 and US$0.0 million in electricity costs for non-tenants.

In 2025, we recorded an exchange gain of US$10.1 million, compared to an exchange loss of US$10.8 million in 2024. The exchange gain (loss) is primarily explained by the effect of exchange rates between the U.S. dollar and the Mexican peso on WTN’s U.S. dollar-denominated debt.

In 2025, we sold an investment property located in Chihuahua generating a gain of US$0.4 million, and we also recorded a casualty loss of US$ 0.4 million related to a property in Baja California, resulting in a net effect of US$0.01 million, while in 2024, we sold a land reserve located in Querétaro and a land reserve located in Aguascalientes which resulted in a gain of US$2.6 million;
We recorded a US$218.7 million decrease in gain on revaluation of investment property to US$52.1 million in 2025, from US$270.7 million in 2024. The appraisal was performed as of December 31, 2025 and reflects the observed conditions of the real estate market as of such date, mainly driven by a lower number of properties started during the year 2025 as compared to those at the end of 2024.
Income Tax Expense
Our current income tax expense increased US$24.2 million, or 76.0%, to US$56.1 million for 2025 from US$31.9 million for 2024. An increase of US$6.1 million related to taxable currency exchange effects on U.S. denominated debt due to peso depreciation during 2025 versus an appreciation in 2024, an increase of US$7.9 million is related to increase in leasing activity and an increase of US$5.1 million related to the taxable inflationary adjustment.
Deferred income tax expense increased US$235.0 million, to an income tax benefit of US$64.1 million for 2025 from a deferred income tax expense of US$170.9 million for 2024. This income resulted from the following:
•US$265.0 million related to an income for: (i) the effect of changes in exchange rates used to convert the carrying amount of our assets (including investment property and net tax loss carryforwards) for tax purposes, from Mexican pesos to U.S. dollars, as of the end of the year, (ii) a benefit from the impact of inflation on the carrying amount of our assets (including investment property and net tax loss carryforwards) for tax purposes, as allowed by the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), and (iii) the effects of the recognition of the fair value of our investment property for accounting purposes, since the carrying amount for tax purposes remains a historical cost and is subsequently depreciated;
•US$6.1 million income related to currency translation;

•partially offset by a US$37.7 million decrease resulting from the amortization of tax loss carryforwards during 2025.
Our provision for income taxes in 2025 was a benefit of US$7.9 million, as compared to an expense of US$202.8 million in 2024, resulting in an effective tax rate of (3.4)% in 2025 compared with our effective tax rate of 47.6% in 2024.
Total Comprehensive Income for the Year
Total comprehensive income for the year is attributable to the aggregate effect of changes in exchange rates and their effect on the translation of the operations of WTN, which is our only subsidiary that uses the peso as its functional currency. We recorded an exchange gain on the translation of other functional currency operations of US$1.8 million for 2025, an increase of US$15.0 million compared to an exchange loss of US$13.2 million for 2024.
As a result of the above, our total comprehensive income for 2025 was US$243.7 million, a decrease of US$33.5 million, or 15.9%, compared to US$210.2 million for 2024.
Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
For a discussion related to our financial condition, changes in financial condition, and the results of operations for the year ended December 31, 2024 compared to 2023, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on April 21, 2025.
Non-IFRS Financial Measures and Other Measures and Reconciliations

In 2025, we excluded property operating income related to properties that did generate rental income to non-Same-Store Properties in order to refine this measure and incorporate industry practice into our Same-Store NOI, as this change enhances the clarity of our definition and its comparability across the industry.
Previously reported measures for December 2024 and 2023 have been updated to reflect these changes.

Reconciliation of Adjusted EBITDA, NOI and Adjusted NOI
The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the year adjusted by (a) total income tax expense, (b) interest income, (c) other income, (d) other expense, (e) finance costs, (f) exchange gain (loss) – net, (g) share of results of associates, (h) gain on sale of investment property, (i) gain on revaluation of investment property, (j) depreciation, (k) stock-based compensation, (l) energy income and (m) energy costs during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, minus depreciation and stock-based compensation during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.
Adjusted EBITDA is not a financial measure recognized under IFRS Accounting Standards and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS Accounting Standards. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.
NOI or Adjusted NOI are not financial measures recognized under IFRS Accounting Standards and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.

	For the Year Ended December 31,
	(milllions of US$)
	2025	2024	2023
Profit for the year	241.9	223.3	316.6
(+) Total income tax expense	(7.9)	202.8	65.0
(-) Interest income	5.30	15.2	9.4
(-) Other income	6.8	4.3	5.1
(+) Other expense	3.5	5.2	3.0
(+) Finance costs	56.2	44.3	46.3
(-) Exchange gain (loss) –– net	10.1	(10.8)	8.9
(-) Share of results of associates	0.0	0.0	0.0
(-) (Loss) gain on sale and disposal of investment properties-net	0.0	2.6	(0.5)
(-) Gain on revaluation of investment property	52.1	270.7	243.5
(+) Depreciation	1.8	1.5	1.6
(+) Stock-based compensation	9.7	9.0	8.0
(-) Energy income	9.6	7.6	1.9
(+) Energy costs	9.9	8.0	2.1
Adjusted EBITDA	231.2	204.5	174.3
(+) General and administrative expenses	35.5	34.2	31.7
(-) Depreciation	1.8	1.5	1.6
(-) Stock-based compensation	9.7	9.0	8.0
NOI	255.2	228.2	196.4
(+) Property operating costs related to properties that did not generate rental income	4.2	3.3	4.8
Adjusted NOI	259.4	231.5	201.2
Reconciliation of FFO and Vesta FFO
The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the year, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) – net, other income, other expense, interest income, share of results of associates, total income tax expense, depreciation and stock-based compensation, energy income and energy costs.
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

	For the Year Ended December 31,
	2025	2024	2023	2025 (per share)	2024 (per share)	2023 (per share)

	(millions of US$)
Profit for the year	241.9	223.3	316.6	0.2809	0.2528	0.4118
(-) (Loss) gain on sale and disposal of investment properties-net	0.0	2.6	(0.5)	0.0000	0.0029	(0.0007)
(-) Gain on revaluation of investment property	52.1	270.7	243.5	0.0605	0.3065	0.3167
FFO	189.8	(50.0)	73.6	0.2204	(0.0566)	0.0957
(-) Exchange gain (loss) – net	10.1	(10.8)	8.9	0.0117	(0.0122)	0.0116
(-) Other income	6.8	4.3	5.1	0.0079	0.0049	0.0066
(+) Other expense	3.5	5.2	3.0	0.0041	0.0059	0.0039
(-) Interest income	5.3	15.2	9.4	0.0062	0.0172	0.0122
(-) Share of results of associates	0.0	0.0	0.0	0.0000	0.0000	0.0000
(+) Total income tax (income) expense	(7.9)	202.8	65.0	(0.0092)	0.2296	0.0845
(+) Depreciation	1.8	1.5	1.6	0.0021	0.0017	0.0021
(+) Stock-based compensation expense	9.7	9.0	8.0	0.0113	0.0102	0.0104
(-) Energy income	9.6	7.6	1.9	0.0111	0.0086	0.0025
(+) Energy costs	9.9	8.0	2.1	0.0115	0.0091	0.0027
Vesta FFO	175.0	160.2	128.0	0.2032	0.1814	0.1665
Ratio Data

	As of December 31,
	2025	2024	2023
Net Debt to Total Assets(1)	0.2x	0.2x	0.1x
Net Debt to Adjusted EBITDA(2)	4.1x	3.3x	2.4x
______________
(1)Net Debt to Total Assets represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus debt issuance costs) less cash and cash equivalents divided by (ii) total assets. Our management believes that this ratio is useful because it shows the degree in which net debt has been used to finance our assets and by using this measure investors and analysts can compare the leverage shown by this ratio with that of other companies in the same industry.

(2)Net Debt to Adjusted EBITDA represents (i) our gross debt (defined as current portion of long-term debt plus long-term debt plus debt issuance costs) less cash and cash equivalents divided by (ii) Adjusted EBITDA. Our management believes that this ratio is useful because it provides investors with information on our ability to repay debt, compared to our performance as measured using Adjusted EBITDA.
The following table reconciles net debt to total debt (which is comprised of the current portion of long-term debt, long-term debt and direct issuance cost), which are the most directly comparable financial measures calculated in accordance with IFRS Accounting Standards:

	As of December 31,
	2025	2024	2023

	(millions of US$)
Total debt	1,290.6	854.3	923.9
Current portion of long-term debt	1.8	49.9	69.6
Long-term debt	1,273.4	797.2	845.6
Direct issuance cost	15.4	7.2	8.7
(-) Cash and cash equivalents	336.9	184.1	501.2
Net debt	953.7	670.2	422.7
Same-Store NOI Analysis
The following table shows the number of Same-Store Properties in our portfolio and the number of properties excluded as Same-Store Properties for the years ended December 31, 2025, 2024 and 2023.

	As of December 31,
	2025	2024	2023

	(number of properties)
Total properties	231	224	214
Same-Store Properties	219	209	196
Non-Same-Store Properties	12	15	18
We present Same-Store NOI. We determine our Same-Store Properties at the end of each reporting period. Our same store population includes properties that were owned for the entirety of the applicable period and the comparable period and that have reported at least 12 months of consecutive stabilized operations. We define “stabilized operations” as properties that have reached GLA occupancy of 80.0% in relation to total GLA of such property or has been completed for more than one year, whichever occurs first.
Acquired properties will be included in the “same store” population if owned by us as of the beginning of the last comparable period and still owned by us as of the end of the current reporting period, unless the property is under development. The Same-Store Properties population is also adjusted to remove properties that were sold or entering development subsequent to the beginning of the current period. As such, the “same store” population for the period ended December 31, 2025 includes all properties that had reached twelve months of “stabilized operations” by December 31, 2024.
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
When used in conjunction with IFRS financial measures, Same-Store NOI is a supplemental measure of operating performance that we believe is a useful measure to evaluate the performance and profitability of our investment properties. Additionally, Same-Store NOI is a key metric used internally by our management to develop internal budgets and forecasts, as well as assess the performance of our investment properties relative to budget and against prior periods. We believe presentation of Same-Store NOI provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our investment properties, as these measures depict the operating results that are directly impacted by our investment properties and is consistent period over period and exclude items that may not be indicative of, or are unrelated to, the ongoing operations of such investment properties. It may also assist investors to evaluate our performance relative to peers of various sizes and maturities and provide greater transparency with respect to how our management evaluates our business, as well as our financial and operational decision-making. A reconciliation of Same-Store NOI to Profit for the year, the most directly comparable IFRS financial measure, is as follows:

	As of December 31,
	2025	2024	2023

	(millions of US$)
Profit for the year	241.9	223.3	316.6
(+) Total income tax expense	(7.9)	202.8	65.0
(-) Interest income	5.3	15.2	9.4
(-) Other income	6.8	4.3	5.1
(+) Other expense	3.5	5.2	3.0
(+) Finance costs	56.2	44.3	46.3
(-) Share of results of associates	0.0	0.0	0.0
(-) Exchange gain (loss) – net	10.1	(10.8)	8.9
(-)(Loss) gain on sale of investment property	0.0	2.6	(0.5)
(-) Gain on revaluation of investment property	52.1	270.7	243.5
(+) General and administrative expenses	35.5	34.2	31.7
(+) Property operating costs related to properties that did not generate rental income	4.2	3.3	4.8
(-) Energy income	9.6	7.6	1.9
(-) Energy costs	9.9	8	2.1
(-) Property operating income related to properties that did generate rental income related to non-Same-Store	10.6	5.5	7.6
(+) Property operating costs related to properties that did generate rental income related to non-Same-Store Properties	5.5	1.6	0.1
(-) Management fees related to non-Same-Store Properties	0.0	0.0	1.0
Same-Store NOI	254.3	227.6	192.7
Operating Data
The following table sets forth certain selected operating data relating to our business as of the dates and for each of the periods indicated:

	As of December 31,
	2025	2024	2023
Total GLA (sq. feet)	42,954,022	40,299,964	37,354,498
Total GLA (sq. meters)	3,990,559	3,743,989	3,470,347
Stabilized occupancy rate(1)	93.6%	95.5%	96.7%
_______________
(1)Stabilized occupancy rate refers to the rate of occupied stabilized properties only. We deem a property to be stabilized once it has reached 80.0% occupancy or has been completed for more than one year, whichever occurs first.
B. Liquidity and Capital Resources
Overview
As of December 31, 2025, 2024 and 2023, we had cash, cash equivalents and restricted cash totaling US$336.9 million, US$184.1 million, and US$501.2 million respectively, which accounted for 7.4%, 4.7% and 13.2% of our total assets, respectively. Our cash and cash equivalents consist mainly of bank deposits and short-term investments denominated in U.S. dollars and pesos. Restricted cash represents cash and cash equivalents balances we hold that are only available for use under certain conditions pursuant to our long-term debt agreements. Because our cash balances are promptly allocated to the development and construction of properties, our treasury does not have in place a formal investment policy for these resources. We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
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

Our long-term liquidity requirements consist primarily of funds to pay for development or redevelopment projects, renovations, expansions, property acquisitions and other nonrecurring capital expenditures that need to be made periodically. We have traditionally satisfied our long-term liquidity requirements through loans and credit facilities, such as our syndicated loan agreements, loan agreements with Metropolitan Life Insurance Company (“MetLife”), our Global Syndicated Sustainable Credit Facility and private placements of senior notes, among others. In 2022, we entered into a three-year sustainability-linked unsecured revolving credit facility for an aggregate principal amount of US$200.0 million which was replaced in 2024 with the Global Syndicated Sustainable Credit Facility of US$545.0 million. In 2025, we placed US$500.0 Senior Notes with maturity on January 30, 2033. We intend to satisfy our future long-term liquidity requirements through various sources of capital, including the issuance of additional equity and debt instruments. We expect any debt we may incur to contain customary restrictive covenants, including provisions that may limit our ability to incur additional indebtedness, further mortgage or transfer the applicable property, purchase or acquire additional property, change the conduct of our business or make loans or advances, or enter into any merger or consolidation with, or acquire the business, assets or equity of, any third party.
As of December 31, 2025, our investment property increased by US$432.6 million, or 11.7%, to US$4.1 billion, compared to US$3.7 billion as of December 31, 2024. This increase was primarily attributable to US$377.7 million spent in acquiring new properties and improving existing properties, a gain in revaluation of investment property of US$52.1 million and a US$8.4 million gain on translation of foreign currency, partially offset by the sale of investment property of US$5.1 million and a US$0.4 write-off from casualties.
We did not have any off-balance sheet arrangements as of December 31, 2025 and as of any prior year.
Cash Flows
The following table shows the generation and use of cash for the years ended December 31, 2025, 2024 and 2023.

	For the Year Ended December 31,
	2025	2024	2023

	(millions of US$)
Net cash from operating activities	207.3	129.7	144.8
Net cash used in investing activities	(335.8)	(226.7)	(223.1)
Net cash from (used in) financing activities	279.6	(225.9)	444.7
Effects of exchange rates changes on cash	1.7	5.8	(4.4)
Net increase (decrease) in cash. cash equivalents and restricted cash	152.8	(317.0)	362.0
The most significant component of our cash flows from operating activities is our rental income. Cash flows from operating activities for 2025 amounted to US$207.3 million, an increase of US$77.5 million, or 59.8%, compared to US$129.7 million for 2024. Our cash flows from operating activities in 2025 were impacted primarily by a US$49.1 million increase in leasing activity, US$24.3 million increase in taxes recovered, a US$34.9 decrease in taxes paid, a US$0.9 million increase in security deposits collected and a US$7.7 decrease in accounts payable, partially offset by a US$21.2 million decrease in advance payments made, US$9.5 million decrease on collection of our lease receivables and a US$9.9 million decrease in interest received.

Cash flows used in investing activities for 2025 amounted to US$335.8 million, an increase of US$109.1 million, or 48.1%, compared to US$226.7 million used for 2024. This was primarily as a result of US$105.8 million increase on capital expenditures in properties. In 2025 and 2024, our investing activities focused primarily on the construction of new buildings in the Bajío, Northern and Central regions. In 2025 and 2024, our capital investments totaled US$337.8 million and US$231.7 million, respectively.
Cash flows obtained from financing activities for 2025 amounted to US$279.6 million, an increase of US$505.5 million, compared to cash flows used in financing activities of US$225.9 million for 2024. This was primarily as a result of the loans obtained in 2025 of US$650.0 million and the decrease in the repurchase of treasury shares of US$7.7 million, partially offset by US$144.0 million used for the settlement of the MetLife 10-year and 8-year loans and a Series A Senior Note due in May 2025, an increase in dividends paid of US$4.7 million and an increase in interest paid of US$3.8 million.

Indebtedness
Overview
As of December 31, 2025, our total outstanding debt, excluding direct issuance costs, was US$1,275.2 million, of which US$1,273.4 million, or 99.9%, consisted of long-term debt denominated in U.S. dollars, and US$100.6 million was secured by 20 investment properties and our rental income from those properties.
As of December 31, 2024, our total outstanding debt was US$847 million, of which US$797.2 million, or 94.1%, consisted of long-term debt denominated in U.S. dollars, and US$269.2 million was secured by 67 investment properties and our rental income from those properties.
As of December 31, 2023, our total outstanding debt was US$915.2 million, of which US$845.6 million, or 92.4%, consisted of long-term debt denominated in U.S. dollars, and US$273.90 million was secured by 67 investment properties and our rental income from those properties.
Principal Financing Arrangements
As of December 31, 2025, our financing arrangements carried a weighted average cost of 4.3%, with a weighted average maturity of 5.1 years. The following table contains a summary of our long-term indebtedness as of December 31, 2025, 2024 and 2023.

					Principal Amount Outstanding as of December 31,
		Original Principal Amount	Annual Interest Rate	Maturity	2025	2024	2023

		(millions of US$)			(millions of US$)
Loan/Notes
2016	MetLife 10-year Loan	150.0	4.55%	Aug. 2026	—	141.7	144.3
2017	Series A Senior Notes	65.0	5.03%	Sept. 2024	—	—	65.0
2017	Series B Senior Notes	60.0	5.31%	Sept. 2027	60.0	60.0	60.0
2018	Series A Senior Notes	45.0	5.50%	May 2025	—	45.0	45.0
2018	Series B Senior Notes	45.0	5.85%	May 2028	45.0	45.0	45.0
2017	MetLife 10-year Loan	118.0	4.75%	Dec. 2027	100.6	102.3	104.0
2020	MetLife 8-year Loan	26.6	4.75%	Aug. 2026	—	25.2	25.6
Series RC Senior Notes		70.0	5.18%	June 2029	70.0	70.0	70.0
Series RD Senior Notes		15.0	5.28%	June 2031	15.0	15.0	15.0
Vesta ESG Global bond 35/8 05/31		350.0	3.63%	May 2031	350.0	350.0	350.0
Facility - Tranche I		75.0	SOFR + 130 bp	December 2027	75.0	—	—
Facility - Tranche II		75.0	SOFR + 150 bp	December 2029	75.0	—	—
Senior Notes 2033		500.0	5.50%	January 2033	500.0	—	—
					1,290.6	854.2	923.9
(-) Less: Current portion					(1.8)	(49.9)	(69.6)
(-) Less: Direct issuance cost					(15.4)	(7.2)	(8.7)
Total long-term debt					1,273.4	797.2	845.6
______________
(1)Interest rate may increase if our sustainable gross leasable area to total gross leasable area is reduced to less than 38.6% in 2025 to less than 49.9% in 2028. For more information, see “—Sustainability-linked Revolving Credit Facility.”
Secured Loan Agreements with MetLife

In 2016, we entered into a 10-year secured subordinated loan agreement for an aggregate principal amount of US$150.0 million with MetLife, interest on this loan is paid on a monthly basis. In March 2021, we obtained an additional loan under this credit facility for US$26.6 million, which bears interest on a monthly basis at a fixed interest rate of 4.75%. Principal amortization over the two loans commenced on September 1, 2023. This credit facility was guaranteed with 47 of the Group's properties. On October 9, 2025, we settled its debt ahead of schedule.
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
Series A and Series B Senior Notes
In 2017, we completed the private placement of two series of unsecured senior notes in the aggregate principal amount of US$125.0 million (respectively, our “Series A Senior Notes” and “Series B Senior Notes”). The Series A Senior Notes amount to US$65.0 million, matured in September 2024 and bore interest at a fixed rate of 5.03%, payable on a semi-annual basis. The Series B Senior Notes amount to US$60.0 million, will mature in September 2027 and bear interest at a fixed rate of 5.31%, payable on a semi-annual basis.
In 2018, we completed the private placement of two additional tranches of Series A Senior Notes and Series B Senior Notes in the aggregate principal amount of US$45.0 million and US$45.0 million, respectively. These two additional tranches will mature in May 2025 and May 2028, respectively, and bear interest at a fixed rate of 5.50% and 5.85%, respectively, payable on a semi-annual basis. The proceeds from the placement of the Series A and Series B Senior Notes were used to finance our growth plan and to repay the outstanding balance of our revolving credit line. In March 2025, we paid the principal of Series A Senior Notes.

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
Sustainability-linked Senior Notes
In 2021, we completed our inaugural issuance of sustainability-linked senior notes, or our “Sustainability-linked Senior Notes,” in the aggregate principal amount of US$350.0 million. Our Sustainability-linked Senior Notes accrue interest at an annual rate of 3.63%, payable on a semi-annual basis. Our Sustainability-linked Senior Notes will mature in May 2031.
Sustainability-linked Revolving Credit Facility
In 2022, we entered into a three-year sustainability-linked unsecured revolving credit facility, or our “Sustainability-linked Unsecured Revolver Credit Facility,” for an aggregate principal amount of US$200.0 million. This facility bears interest at a rate equal to SOFR plus 160 basis points if our leverage ratio is less than 40.0%, or SOFR plus 175 basis points if our leverage ratio is higher than 40.0%. This credit facility was closed in 2024 and replaced by the Global Syndicated Sustainable Credit Facility.

Global Syndicated Sustainable Credit Facility

In 2024, we entered into a $545,000,000 Global Syndicated Sustainable Credit Facility (the "Facility") composed of a US$345 million term loan available through two tranches, for three and five years respectively, with an 18-month availability period and a US$200 million Revolving Credit Facility, substituting our prior US$200 million undrawn Revolving Credit Facility. The International Finance Corporation (IFC), BBVA, Citigroup and Santander acted as Joint Lead Arrangers of the transaction. The tranches are composed of the following: Tranche I - Three-year US$172.5 million Term Loan, at the equivalent coupon of SOFR plus a 130 basis points applicable margin. Tranche II - Five-year US$172.5 million Term Loan at the equivalent coupon of SOFR plus a 150 basis points applicable margin. Revolving Credit Facility – Four-year US$200 million facility at the equivalent coupon of SOFR plus a 150 basis points applicable margin. The three tranches of the Credit Facility are subject to a sustainability pricing adjustment to the applicable margins, equivalent to a reduction of five basis points, which is subject to our compliance of the annual KPI target related to the total certified gross leasable area of our sustainability certified buildings. We paid debt issuance costs in an amount of US$5.6 million. As of December 31, 2025, we had drawn US$75.0 million and US$75.0 million from Tranche I and Tranche II respectively.
Under the terms of both the Sustainability-linked Senior Notes and the Global Syndicated Sustainable Credit Facility, we must meet our Sustainability Performance Target (as defined below), in addition to complying with certain reporting requirements. Failure to meet these objectives will result in us being required to pay additional interest under the Sustainability-linked Senior Notes and the Global Syndicated Sustainable Credit Facility. For additional information on our Sustainability-Linked Financing Framework, see “Business—Environmental, Social and Governance Matters—Sustainability-Linked Financing Framework.”
Senior Unsecured Notes
In September 2025, we placed $500.0 million Senior Notes with maturity on January 30, 2033. This facility bears interest at a rate equal to 5.50% paid on a semiannual basis.

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
Contractual Obligations
The following table summarizes the maturity of our contractual obligations, including periodic amortizations, as of December 31, 2025, as well as the payment dates with respect to those obligations.

		Payments Due by Period
	Total	Less than 1 year	2027 to 2029	More than 2030

	(millions of US$)
Current portion of long-term debt	1.8	1.8		—
Long-term debt	1,288.9	—	423.9	865.0
Total (1)	1,290.6	1.8	423.9	865.0
______________
(1)Includes debt issuance costs.

Capital Expenditures
In the year ended December 31, 2025, we incurred capital expenditures totaling US$337.77 million, primarily in connection with construction projects in the Northwest, Center, Bajío-north and Bajío-south regions. In the year ended December 31, 2024, we incurred capital expenditures totaling US$231.7 million, primarily in connection with construction projects in the Northwest, Center, Bajío-north and Bajío-south regions.

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
See Item 4. “Information of the Company—Business overview—Intellectual Property.”
D. Trend Information
The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our net revenue, income from operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:
•our business and strategy of investment in industrial facilities, which may subject us to risks of the sector in which we operate but may be uncommon to other companies that invest primarily in a broader range of real estate assets;
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
•the impact of any pandemics, epidemics or outbreaks of infectious diseases on the Mexican economy and on our business, results of operations, financial condition, cash flows and prospects, as well as our ability to implement any necessary measures in response to such impact;
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
For more information, see Item 3D. “Risk Factors.”
E. Critical Accounting Estimates
See Note 4 to our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 included elsewhere in this Annual Report for information regarding our critical accounting estimates.
Item 6.     Directors, Senior Management and Employees
This section sets forth information regarding our directors, officers and other managers. Unless otherwise stated, the business address of our directors, officers and other managers is c/o Corporación Inmobiliaria Vesta, S.A.B. de C.V., Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las Lomas, Alcaldía Cuajimalpa de Morelos, C.P. 05120, Mexico City, Mexico.

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
Composition
Our Board of Directors consists of 10 members, eight of which (and their respective alternates) qualify as independent directors within the meaning of the Mexican Securities Market Law. All of our directors were appointed for one-year term at the general ordinary shareholders’ meeting held on March 19, 2025. The following table sets forth the names and ages of our current directors and the year in which each of them was first elected to our Board of Directors:

Director	Age	First elected	Alternate	Age	First elected
Lorenzo Manuel Berho Corona (Chairman of the Board)	66	2001	Lorenzo Dominique Berho Carranza	43	2001
Manuela Molina Peralta*	53	2023	Jorge Alberto de Jesús Delgado Herrera*	79	2011
José Manuel Domínguez Díaz Ceballos*	66	2015	José Guillermo Zozaya Délano*	73	2020
Craig Wieland*	66	2016	Enrique Carlos Lorente Ludlow*	59	2007
Luis Javier Solloa Hernández*	59	2015	Viviana Belaunzarán Barrera*	54	2020
Loreanne Helena García Ottati*	44	2022	José Antonio Pujals Fuentes*	88	2001
Oscar Francisco Cázares Elías*	66	2014	Rocío Ruiz Chávez *	82	2019
Daniela Berho Carranza	42	2014	Elías Laniado Laborín	75	2021
Douglas M. Arthur*	45	2021	Stephen B. Williams*	75	2001
Luis de la Calle Pardo*	66	2011	Francisco Javier Mancera de Arrigunaga*	66	2011

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
Below is certain biographical information on the directors and alternate directors of our Board of Directors:
Lorenzo Manuel Berho Corona. Mr. Berho Corona is one of the founders of Vesta and was our Chief Executive Officer for 20 years. He currently serves as Executive Chairman of the Board. He has more than 30 years’ experience in the real estate industry. From 1991 to 1992 and from 1997 to 1998, he acted as Vice President of the Mexican Chamber of the Manufacturing Industry. From 2007 to 2009, he served as President of the Mexican Association of Industrial Parks. Mr. Berho Corona serves as President of the Mexico-Germany Business Committee of the Mexican Business Council for Foreign Trade. He was Regional Chair at the YPO/WPO Real Estate Network of Latin America. Mr. Berho holds a degree in Industrial Engineering from Universidad Anáhuac and a certificate of completion of Harvard Business School’s Owner/President Management Program.

Manuela Molina Peralta. With more than 25 years of experience in the energy sector, Ms. Molina held various senior finance leadership roles at Sempra from 2010 to 2023, including Chief Financial Officer of Infraestructura Energetica Nova (IEnova), which was listed on the Mexican Stock Exchange until October 2021. Previously, Ms. Molina served in leadership roles with Kinder Morgan and the former El Paso Corporation in Mexico. Ms. Molina is a member of the Audit Committee, Investment Committee and Debt and Equity Committee of the Company. Ms. Molina holds a bachelor’s degree in accounting by Universidad de Sonora in Hermosillo, Sonora, Mexico, where she graduated with honors. Ms. Molina also holds a master’s degree in finance by EGADE Business School at Instituto Tecnológico y de Estudios Superiores de Monterrey in Mexico City, along with certifications in finance disciplines and as a corporate director. Ms. Molina has served as board member for corporations and not-for-profit organizations in Mexico and the United States.
José Manuel Domínguez Díaz Ceballos. Mr. Domínguez is semi-retired after a banking career of almost 30 years. He began his career at Citibank in Mexico in 1985, worked at BofA Mexico for 5 years and spent the last 22 years at HSBC Mexico. He was originally responsible for HSBC's corporate banking division and its commercial banking division for Latin America, covering 15 countries. He finished his career as Chief Executive Officer of HSBC’s operations in eight Latin American countries, while being responsible for HSBC’s divestiture process in 2014. In addition to his participation in the Board of Directors and Audit, ESG, and Debt and Equity Committees of Vesta, he is currently an independent member of the boards of directors and other committees of Intercam Grupo Financiero and FinComún, Sociedad Financiera Popular, and has actively participated in various non-profit organizations in Mexico for several years. Mr. Domínguez earned an undergraduate degree in Business and Finance from Universidad Panamericana in Mexico City and an M.B.A. from the University of Wisconsin at Madison, with majors in International Business, Banking and Finance.
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
Daniela Berho Carranza. Ms. Berho is a founding partner of The Dailey Method México and serves as its Chief Executive Officer. She currently serves on our ESG Committee and previously held the position of Marketing Manager at the Company, where she focused on our corporate image strategy. Prior to joining our Company, Ms. Berho worked as

Marketing Assistant at Condé Nast México and served on the Board of Directors of the Reina Madre women’s clinics since 2014. She holds a B.A.-equivalent in Business Management from Universidad Iberoamericana, an M.B.A. from Universidad Panamericana (IPADE), a diploma in Strategic Negotiation from Harvard Business School and a diploma in Real Estate Innovation from Singularity University. Mrs. Daniela Berho is the daughter of Mr. Lorenzo Manuel Berho Corona and sister of Mr. Lorenzo Dominique Berho Carranza.
Douglas M. Arthur. Mr. Arthur is President and Chief Executive Officer of SENTRE Partners. He joined SENTRE Partners in 2004 and, prior to becoming its Chief Executive Officer and President, founded SENTRE Living, a multifamily platform that acquires and develops apartments on the west coast of Mexico and the United States. He directs the investment platform and the full-service development of the Company, sets forth the strategic vision of the Company and actively participates in activities of the Company relating to acquisitions, sales, development, joint ventures and capital markets. Mr. Arthur is also a member of the Investment and the Debt and Equity Committees of the Company. He is also a licensed real estate broker in the State of California and has earned the CCIM (Certified Commercial Investment Member) and LEED AP (Leadership in Energy & Environmental Design) designations. Mr. Arthur graduated from the Executive Education OPM program at Harvard Business School and has a master's in real estate from the University of San Diego. He graduated with honors from the University of California, Santa Barbara.
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
Viviana Belaunzaran Barrera. Ms. Belaunzaran is a public accountant graduated from the Instituto Tecnológico Autónomo de México. Ms. Belaunzaran obtained a certificate from the International Tax Program at Harvard University, as well as a Diploma from the International Tax Program at Instituto Tecnológico Autónomo de México. Ms. Belaunzaran is a member of the College of Public Accountants of Mexico and of the Mexican Institute of Public Accountants. Ms. Belaunzaran worked 15 years in the tax consulting area at Mancera, Ernst & Young, where she was senior manager in the international tax area of said firm. Ms. Belaunzaran has participated as partner in other boutique firms specialized in tax matters and is currently a partner at the tax consulting and compliance practice of SKATT. Ms. Belaunzaran's experience includes advising companies of the financial sector, multinational companies, private and public funds.
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
José Guillermo Zozaya Délano. Mr. Zozaya was the president, general manager and executive representative of Kansas City Southern México, a major rail freight transport company in Mexico, from 2006 to 2020. Before that, Mr. Zozaya acted as legal and governmental relations director of Exxon Mobile México and he was also director of research at the Mexican Antitrust Commission. He has extensive experience as corporate lawyer and as executive officer. Mr. Zozaya was the first non-US president of the prestigious American Chamber Mexico. He also serves as president of the Mexican Transportation Council and is a member of several associations such as the Latin American Railroad Association, the National Association of Business Lawyers, the Appleseed Mexico Foundation, the National Academy of Lawyers, the Executive Council of Global Companies and the US-Mexico Chamber of Commerce. Mr. Zozaya obtained his BA degree in law from the Universidad Iberoamericana, has a diploma in corporate law from the Instituto Tecnológico Autónomo de México, he completed the international management executive program at the Thunderbird University, and the Lawyers Management Program at Yale University, among others.
José Antonio Pujals Fuentes. Mr. Pujals was the managing director at Rassini Auto Parts Division from 1992 to 1999. Before that, he was managing director at Moresa (TRW), general manager of assembly plants and vice president of manufacturing at Chrysler de México, president and chief executive officer of Barnes Group, vice president of manufacturing in General Mills toys division, among others. Mr. Pujals was also chairman of the Mexico-Germany Committee of COMCE, where he is currently the honorary president and he also has been a guest teacher and speaker in the Master Programs of Instituto Panamericano de Alta Dirección de Empresas (IPADE). Mr. Pujals is a mechanical engineer from the Instituto Politécnico Nacional (IPN) and has bachelor’s degree in administration from the Instituto Tecnológico Autónomo de México (ITAM). Mr. Pujals also completed an industrial engineering course from the Massachusetts Institute of Technology (MIT).
Lorenzo Dominique Berho Carranza. Mr. Berho Carranza has been our chief executive officer since August 1st, 2018. Before that, he was our chief operating officer and was responsible for the performance of our business, including acquisitions of properties, valuation and analysis of investments, capital raising and financial efforts, as well as projects such as mergers, co-investments and structures of the Company. Previously, he held the office of asset management within the Company. He also served as vice president of the Urban Land Institute in Mexico. He served as President of the Mexican Association of Industrial Parks. Mr. Berho Carranza holds an industrial engineer degree from the Universidad Iberoamericana and received a master’s degree in real estate sciences from the University of San Diego. Mr. Berho Carranza is the son of Mr. Lorenzo Manuel Berho Corona and brother of Mrs. Daniela Berho Carranza.
Powers and Authority
Our Board of Directors is our legal representative and is authorized to take action on any matter not otherwise expressly reserved to our shareholders.
Pursuant to the Mexican Securities Market Law and our bylaws, our Board of Directors must approve, among others, the following matters (with the recommendation of the relevant committee, when appropriate):
•our general strategy;
•the creation and integration of any committees, other than selecting the presidents of the Audit Committee and the Corporate Practices Committee;

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
Board meetings may be called by (i) 25% of the directors, (ii) the Chairman of the Board of Directors, (iii) the Chairman of the Audit Committee or Corporate Practices Committee, or (iv) the Secretary of the Board. Meetings must be called at least five and no less than three days prior to the intended meeting date. The general quorum for board meetings to convene is a majority of the directors, except for meetings convened for the purpose of authorizing acquisitions of blocks of shares subject to transfer restrictions or a change of control, which require a quorum of 75% of the directors. Actions at board meetings generally may be taken by the affirmative vote of a majority of the directors present, excluding actions at meetings convened for purposes of authorizing acquisitions of blocks of shares subject to transfer restrictions or a change of control, which must be taken by 75% of non-conflicted directors.
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
Failure to act with care subjects the relevant directors to joint liability with the other directors if that breach causes direct damages and losses to us or to our subsidiaries. Liabilities may be and are in fact limited by our bylaws or by shareholder resolution, except in the case of bad faith, willful misconduct or illegal acts. Liability is further limited by a safe-harbor if the director: (i) acted in good faith; (ii) complied with the applicable law and our bylaws, (iii) made a decision based upon information provided by officers, external auditors or third-party experts, the capacity and credibility of which were not the subject of reasonable doubt; (iv) selected the most appropriate alternative in good faith and any negative effects of that decision were not reasonably foreseeable; and (v) actions were taken in compliance with resolutions adopted at a shareholders’ meeting.
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
Claims for breach of the duty of care or the duty of loyalty may be brought solely for the benefit of the Company (as a derivative suit) and may only be brought by the Company or by shareholders representing at least 5% of any outstanding common shares.
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

Name	Position	Age	First appointed
Lorenzo Dominique Berho Carranza	Chief Executive Officer	43	2018
Juan Felipe Sottil Achutegui	Chief Financial Officer	66	2009
Rodrigo Cueto Bosch	Chief Investment Officer	46	2025
Diego Berho Carranza	Chief Portfolio Officer	38	2018
Alfredo Marcos Paredes Calderón	Chief Human Resources and Integrity Officer	52	2016
Alejandro Pucheu Romero	General Counsel	51	2007
Mario Humberto Chacón Gutiérrez	Chief Commercial Officer	45	2021
Juan Carlos Cueto Riestra	Vice President, New Business – Central Region	47	2019
Adriana Eguía Alaniz	Vice President, New Business – Baja California	43	2019
Mario Adalberto Ortega Chávez	Vice President, New Business – Aguascalientes	64	2016
Alejandro Rafael Muñoz Pedrajo	Executive Regional Vice President – Bajío Sur	50	2025
Teodoro Hugo Díaz Estrada	Vice President, Asset and Property Management	49	2020
Carlos Alberto Aranda Hernández	Vice President, Development and Capital Projects	48	2020
Laura Elena Ramírez Zamorano Barrón	ESG Director	42	2020
María Fernanda Bettinger Davó	Director of Investor Relations	33	2020
Rodrigo Díaz Rodríguez	Director of Internal Audit	43	2022
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
Rodrigo Cueto Bosch. Mr. Cueto served as our Senior Vice President of Capital Markets. Mr. Cueto has over 20 years’ industry experience in Real Estate Investment Management. Mr. Cueto was responsible for supporting us in the stewardship of our FFO growth strategies and in 2025 Mr. Cueto was appointed Chief Investment Officer. Prior to joining Vesta in 2021, Mr. Cueto worked at Walton Street Capital for four years in the industrial platform, where he successfully invested and divested in the real estate sector. Prior to those roles, he served for an aggregate of ten years in MetLife Investment Management and Citigroup, in real estate financing and capital markets. Mr. Cueto holds a B.S.-equivalent in Industrial Engineering from Universidad Iberoamericana in Mexico City and a Diploma from IPADE business school.
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
Alfredo Marcos Paredes Calderón. See “—Committees of the Board of Directors—Ethics Committee”below.
Alejandro Pucheu Romero. See “—Committees of the Board of Directors—Ethics Committee” below.
Mario Humberto Chacón Gutiérrez. Mr. Chacón is the current Chief Commercial Officer and has served previously as our Senior Vice President of New Business for the Northern Region since January 2022 and served as our Vice President of New Business for the North-central and Northeast Regions from 2016 to 2021. Mr. Chacón began his career in the real estate industry in 2005 in the Industrial Development Division of Brasa Desarrollos, and also worked at IDI Gazeley | Verde Realty (Brookfield Properties). He is a founding member of the Chihuahua Economic Development Corporation and currently serves as its Vice Chairman of Industrial Developers Group. Mr. Chacón holds a B.A.-equivalent in Business

Management with a focus on finance from Instituto Tecnológico y de Estudios Superiores de Monterrey and has completed several post-graduate courses and seminars at New York University and the Massachusetts Institute of Technology.
Juan Carlos Cueto Riestra. Mr. Cueto serves as our Vice President of New Business for the Central Region, having served previously as our Vice President of Asset Management. Mr. Cueto served in various capacities at Wal-Mart de México y Centroamérica over a seven-year period, including as District Manager for Restaurantes Vips, Divisional Productivity Manager, where he was responsible for providing support to all of the group’s operating areas, and Assistant Vice President of Operating Efficiency of the Suburbia department stores, where he was responsible for implementing the company’s growth plan and overseeing various renovation and maintenance projects. His last position before joining our Company was as Chief Operating Officer of Fibra Uno. Mr. Cueto is a graduate of Universidad Anáhuac and received his M.B.A. from IE Business School.
Adriana Eguía Alaniz. Ms. Eguía serves as our Vice President of New Business, Baja California. Previously, Ms. Eguía served as Chief Executive Officer of the Tijuana Economic Development Corporation, where she was responsible for attracting new foreign direct investment to the region through the promotion of innovation and human talent recruiting programs. She is the president of the Tijuana Economic Development Corporation and also serves as director for the Red Cross of Tijuana. Ms. Eguía holds a B.A.-equivalent in International Business Management and an M.B.A., in each case from Centro de Enseñanza Técnica Superior.
Mario Adalberto Ortega Chávez. Mr. Ortega serves as our Vice President of New Business for Aguascalientes and is responsible for the identification, planning and startup of operations of our industrial parks in the Mexican states of Aguascalientes, Jalisco and San Luis Potosí, as well as for the development of commercial strategies for attracting world-class tenants for those properties. Prior to joining Vesta, he served as Deputy Secretary of Investment Promotion and Foreign Trade at the Ministry of Economic Development of the State of Aguascalientes from 2010 to 2016, and engaged in business in the automotive industry and served in the boards of various business and social organizations from 1994 to 2010. Mr. Ortega holds an M.B.A. in Public Relations.
Alejandro Rafael Muñoz Pedrajo. Mr. Muñoz has served as our Vice President of New Business for the Guanajuato Region since joining our Company in 2016 and in 2025 was appointed Executive Regional Vice President of Bajío Sur. Previously, he served as General Director of Enticement of Foreign Investment and Foreign Businesses for the City of León, Guanajuato from 2009 to 2011, and as General Director of the León Industrial City Trust, which is the administrator of the city’s industrial land portfolio and oversees its use and the operation of its infrastructure to facilitate the construction and operation of industrial parks and other facilities thereon. Prior to that, Mr. Muñoz served as Commercial Director for the City of León at STIVA, a Monterrey-based developer of industrial parks, retail space and housing projects. Mr. Muñoz holds a B.A.-equivalent in International Commerce from Universidad La Salle.
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

Rodrigo Díaz Rodríguez. Mr. Díaz joined Vesta two years ago as our Director of Internal Audit, and is responsible for monitoring our internal processes and procedures and management's assessments of our internal controls. He has over 18 years of experience in internal control matters. Previously, he held a leadership role at an international auditing firm, where he led internal controls implementation projects for his clients. He also supported internal audit functions through co-sourcing projects for American and Japanese companies. His experience includes delivering internal audit projects focused on multiple frameworks, identifying operational, compliance, and financial reporting gaps, and providing recommendations to enhance efficiency and reduce risk. Mr Diaz holds a Bachelor degree from Universidad La Salle AC and a degree in management from IPADE Business School.
B. Compensation of Directors and Executive Officers
Overview
In the years ended December 31, 2025, 2024 and 2023, we paid compensation in the aggregate amount of US$16.2 million, US$16.0 million and US$15.1 million, respectively, to our directors and members of our management team through our subsidiaries.
The aggregate compensation of our executive officers includes share-based payments, based on individual performance and our results of operations, but does not include the cost of the incentive plans described below. The aggregate compensation of our directors is approved by our shareholders’ meeting. Our directors are not entitled to other compensation in connection with their attendance to any board meeting or meeting of our committees. In the event that a board meeting or a meeting of a committee is attended by both a member and such member’s alternate, only the former will be entitled to compensation unless the board, the relevant committee or the Executive Chairman of the Board of Directors determines that the attendance of the alternate was necessary for purposes of a specific matter. There are no service contracts between our directors, and the Company or any of its subsidiaries providing for benefits upon termination of employment.
Long-Term Incentive Plan
At the general extraordinary shareholders’ meeting held January 21, 2015, our shareholders approved our Vesta 20-20 long-term incentive plan, or our “Long-Term Incentive Plan.” On March 13, 2020, our shareholders extended our Long-Term Incentive Plan for an additional 5-year period. On March 21, 2024, our shareholders extended our Long-Term Incentive Plan for an additional period ending in 2028.
Under the Long-Term Incentive Plan, as approved by our shareholders meeting, we use a “relative total return” methodology to determine the aggregate number of common shares we will grant. As a result, the number of granted common shares for each of the years in which the Long-Term Incentive Plan is in effect will be based on the performance of the total annual relative return on our common shares as compared with the shares of other public companies.
The granted common shares will vest over a period of three years from the grant date. As of the date of this Annual Report, 27 members of our senior and mid-level management are eligible to participate in the Long-Term Incentive Plan. We are permitted to grant a maximum of 20,000,000 common shares under the Long-Term Incentive Plan up to 2028. There will be no cash payments made in respect of the granted common shares. Common shares granted each year will be deposited in a trust for delivery to our executive officers on three vesting dates occurring 24, 36 and 48 months from the grant date, assuming the participants are still then employed by us.
Based on the performance of our common shares, during the years ended December 31, 2025, 2024 and 2023 we granted an aggregate of 8,605,614, 8,415,124 and 8,655,670 common shares, respectively, under the Long-Term Investment Plan. The amount of this expense was determined based on the fair market price of our common shares on the grant date, using a “Monte Carlo” valuation method, which takes into consideration the performance of our common shares for the year. Because the performance of our common shares is considered a market condition under IFRS 2, our compensation expense, as determined on the grant date, cannot be reversed even if we do not grant any common shares. The compensation expense does not affect our cash position and does not have any dilutive effect on our existing shareholders. As of December 31, 2025, there are 8,597,512 shares outstanding, which have a weighted average remaining contractual life of 13 months. However, a total of 4,289,128 share units vested on January 1, 2026. Moreover, we granted |1,752,389 additional share units in January 2026.
During the years ended December 31, 2025, 2024 and 2023, our compensation expense for executives in connection with the Long-Term Incentive Plan was US$9.1 million, US$9.0 million and US$8.0 million, respectively; additionally, during the year ended December 31, 2025 we recognized compensation expense for board members in connection with the

Long-Term Incentive Plan for US$0.6. The compensation expense related to the Long-Term Incentive Plan will continue to accrue through the end of the service period.
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
Family Relationships
Lorenzo Manuel Berho Corona is the father of Lorenzo Dominique Berho Carranza, our Chief Executive Officer, Diego Berho Carranza, our Chief Portfolio Officer, and Daniela Berho Carranza, who is a member of our Board of Directors and our ESG committee. Lorenzo Dominique Berho Carranza serves as his father’s alternate on our Board of Directors.
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
C. Committees of the Board of Directors
Overview
The Board of Directors may constitute committees that are considered necessary for our operations, except for the Audit Committee and the Corporate Practices Committee, which are required under the Mexican Securities Market Law. Our Board of Directors has established an Investment Committee, an Ethics Committee, an ESG committee, and a Debt and Equity Committee. The composition and responsibilities of each of the committees of our Board of Directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our Board of Directors, except for the presidents of the Audit Committee and of the Corporate Practices Committee, that are appointed by the shareholders.
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

The following table sets forth the names and titles of the current members of our Audit Committee, all of whom were appointed to a term ending on December 31, 2025:

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

•investigating violations to our operating guidelines and policies and record-keeping processes; and
•reporting any material issues to our Board of Directors.
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
The following table sets forth the names and titles of the current members of our Corporate Practices Committee, all of whom were appointed to a term ending on December 31, 2025:

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
Investment Committee
Our Investment Committee was established on a permanent basis by our Board of Directors on July 25, 2012. Five members comprise our Investment Committee. The following table sets forth the names and titles of the current members of our Investment Committee, all of whom were appointed to a term ending December 31, 2025:

Name	Title
Douglas M. Arthur	Chairman
Lorenzo Manuel Berho Corona	Member
Stephen B. Williams	Member
Craig Wieland	Member
Manuela Molina Peralta	Member
Our Investment Committee is responsible for analyzing, evaluating and approving all of our investments, designing, developing, monitoring and executing our real estate projects and securing financing for any project not exceeding US$50.0 million or its equivalent in any other currency, whether in a single transaction or a series of related transactions. Our Investment Committee must submit an annual report on its activities to our Board of Directors.
The quorum for meetings of our Investment Committee is established by a majority of its members. Action can be taken by the affirmative vote of a majority of the members attending the meetings.
Ethics Committee
Our Ethics Committee was established on a permanent basis by our Board of Directors on April 2, 2013. Five members comprise our Ethics Committee, including two independent alternate directors, one non-independent director and two of our senior officers appointed by our Board of Directors. The following table sets forth the names and titles of the current members of our Ethics Committee, all of whom were appointed to a term ending on December 31, 2025:

Name	Title
José Antonio Pujals Fuentes	Chairman
Elías Laniado Laborín	Member
Alejandro Pucheu Romero	Member
Alfredo Paredes Calderón	Member
Daniela Berho Carranza	Member
Our Ethics Committee is responsible for enforcing our code of ethics and business conduct, keeping our code of ethics and business conduct updated in order to ensure its effectiveness as a tool for our Company, our employees and others, advising as to our interactions with special interest groups and receiving, reviewing and addressing all questions, complaints, suggestions or inquiries from persons with whom we maintain relationships. Our Ethics Committee must submit an annual report on its activities to our Board of Directors.
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
Alfredo Marcos Paredes Calderón. Mr. Paredes serves as our Chief Human Resources and Integrity Officer, and as a member of our Ethics Committee. Mr. Paredes has over 20 years’ experience in human resources at companies across multiple industries, including Avantel (telecom), PepsiCo and Danone (consumer goods), and MerzPharma (pharmaceutical). Mr. Paredes holds a B.A.-equivalent in Business Management from Universidad Intercontinental, an executive MBA by Rotman School of Management from Toronto University, a diploma on Human Resources Strategic Management from Instituto Tecnológico Autónomo de México and a diploma on Training Program Management from Instituto Tecnológico y de Estudios Superiores de Monterrey.
ESG Committee
Our ESG Committee was established on a permanent basis by our Board of Directors on September 30, 2013. The following table sets forth the names and titles of the current members of our ESG Committee, all of whom were appointed to a term ending on December 31, 2025:

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
Debt and Equity Committee
Our Debt and Equity Committee was established on a permanent basis by our Board of Directors on July 24, 2014. Our Debt and Equity Committee is comprised of four members. The following table sets forth the names and titles of the current members of our Debt and Equity Committee, all of whom were appointed to a term ending on December 31, 2025:

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
D. Employees.
As of December 31, 2025, we had a total of 116 employees (including our regional managers), all of whom are based in Mexico. We contract with third parties all construction, engineering and project management services and related work, as well as maintenance of our industrial buildings. None of our employees are affiliated with labor unions. To date, we have not experienced a strike or other labor disruption.
The following table contains a breakdown of the average number of our employees, by region, as of the dates indicated:

	As of December 31,
	2025	2024	2023
Region
Bajío North	7	7	6
Bajío South	17	16	15
Central	7	7	7
Corporate	72	63	54
Northeast	6	6	5
Northwest	7	8	8
Total	116	107	95
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
Based on publicly available information in respect of institutional investors, as of the date of this Annual Report, approximately 150 million of our common shares were held in Mexico by two of our holders of record.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Corporación Inmobiliaria Vesta, S.A.B. de C.V., Paseo de los Tamarindos No. 90, Torre II, Piso 28, Col. Bosques de las Lomas, Alcaldía Cuajimalpa de Morelos, C.P. 05120, Mexico City, Mexico.

Common Shares Beneficially Owned
	Common Shares(1)	%
Shareholders
Named Directors and Officers:
Lorenzo Manuel Berho Corona	22,006,758	2.6%
Stephen B. Williams	*	*
José Manuel Domínguez Díaz Ceballos	—	—
Craig Wieland	—	—
Luis Javier Solloa Hernández	—	—
Loreanne Helena García Ottati	—	—
Oscar Francisco Cázares Elías	—	—
Daniela Berho Carranza	*	*
Douglas M. Arthur	*	*
Luis de la Calle Pardo	—	—
Lorenzo Dominique Berho Carranza	*	*
Jorge Alberto de Jesús Delgado Herrera	—	—
José Guillermo Zozoya Delano	—	—
Enrique Carlos Lorente Ludlow	—	—
Viviana Belaunzarán Barrera	—	—
José Antonio Pujals Fuentes	—	—
Rocío Ruiz Chávez	—	—
Elías Laniado Laborín	*	*
Manuela Molina Peralta	—	—
Francisco Javier Mancera de Arrigunaga	—	—
Juan Felipe Sottil Achutegui	*	*
Guillermo Díaz Cupido	*	*
Diego Berho Carranza	*	*
Alfredo Marcos Paredes Calderón	—	—

Common Shares Beneficially Owned
	Common Shares(1)	%
Alejandro Pucheu Romero	*	*
Mario Humberto Chacón Gutiérrez	*	*
Fernando Alberto Cuevas Argueta	*	*
Juan Carlos Cueto Riestra	*	*
Francisco Eduardo Estrada Gómez Pezuela	*	*
Adriana Eugenia Eguia Alaniz	*	*
Mario Adalberto Ortega Chávez	*	*
Alejandro Rafael Muñoz Pedrajo	*	*
Laura Elena Ramírez Zamorano Barrón	*	*
María Fernanda Bettinger Davó	*	*
Lucia Gonzalez Salazar	*	*
Teodoro Hugo Díaz Estrada	*	*
Carlos Alberto Aranda Hernández	*	*
Rodrigo Cueto Bosch	—	—
Guillermo del Castillo Cacho	*	*
Sergio Martin	*	*
Family Group:(2)
Lorenzo Manuel Berho Corona	22,006,758	2.6%
Lorenzo D. Berho Carranza	*	*
Diego Berho Carranza	*	*
Alejandro Berho Corona	*	*
Daniela Berho Carranza	*	*
Carla Berho Carranza	*	*
Paola Berho Corona	*	*
Maria de Lourdes Corona Cuesta	*	*
Other 5% Shareholders:
Afore Sura, S.A. de C.V.(3)	78,548,239	9.2%
Afore Coppel S.A. de C.V. (3)	72,844,299	8.6%
GIC Private Limited(4)	33,727,828	4.0%
Norges Bank (5)	44,158,760	5.2%
_________________
*Represents beneficial ownership of less than one percent (1%) of the outstanding common shares.
(1)Includes common shares represented by ADSs.
(2)Refers to the group of individuals formed by Lorenzo Manuel Berho Corona’s family as of the date of this Annual Report. The information presented is dated as of the Shareholders Meeting held on March 19, 2025.
(3)As of the last available quarter report, Afore Sura, S.A. de C.V. is the beneficial owner of 9.2%, or 78,548,239, of our common shares. The principal business address of Afore Sura, S.A. de C.V. is Av. Paseo de la Reforma 222, piso 4, Col. Juarez, Alcaldía Cuautemoc, C.P. 06600 Mexico City, Mexico. And Afore Coppel S.A. de C.V. is the beneficial owner of 8.6% or 72,844,299, of our common shares. The principal business address of Afore Coppel, S.A. de C.V. is Av. Insurgentes No. 553, piso 6, Col. Escandón, Alcaldía Miguel Hidalgo, C.P. 11800, Mexico City, Mexico.
(4)This information is based solely on the Schedule 13G/A filed with the SEC on November 12, 2025 on behalf of GIC Private Limited (“GIC”). GIC is a fund manager and only has 2 clients - the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 58,157,511 securities beneficially owned by it. GIC shares power to vote and dispose of 13,235,850 securities beneficially owned by it with MAS. GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares. The address of the shareholder is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.
(5)This information is based solely on the Schedule 13G filed with the SEC on January 20, 2026 on behalf of Norges Bank. Certain shares reported by Norges Bank are invested on behalf of the Government of Norway. The address of the shareholder is Bankplassen 2, PO Box 1179 Sentrum, Oslo, NO-0107, Oslo, Norway
B. Related party transactions.
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
Transactions with associates carried out in the ordinary course of business as of December 31, 2025, were as follows: income and expense of US$0.04 million and US$0.14 million, respectively. In addition, balances with associates included accounts receivable and accounts payable of US$0.03 million and US$0.03 million, respectively.
There were no significant related party transactions or balances during the years ended December 31, 2024 and 2023.
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
On March 23, 2021, our general ordinary and extraordinary shareholders’ meeting approved a dividend policy applicable for the years 2021 to 2026. This dividend policy consists of the distribution of up to 75% of our distributable profit each year. For purposes of this dividend policy, “distributable profit” means the profit (loss) before taxes each year, adjusted by non-cash items and certain budgeted capital expenses or investments for such purpose, that is, the profit (loss) before income taxes, adjusted by the addition or subtraction, as the case may be, of depreciation, exchange gain (loss) – net, gain (loss) on revaluation of investment property, other non-cash gains (losses), repayment of loans, income taxes paid, and the budgeted expenses for properties for the following year. All the dividends declared under this policy will be declared in U.S. dollars but will be paid in pesos using the exchange rate published by the Mexican Central Bank the day prior to the payment date. Upon approval, dividends are typically paid in four equal installments in April, July, October and January following the date of declaration by the shareholders meeting.
Payment of dividends could be limited by covenants in debt instruments we enter into in the future and by our subsidiaries’ ability to pay dividends, which may adversely affect our ability to make dividend payments. We declared aggregate dividend payments of US$ 69.5 million in 2025 (or US$ 0.081 per share), US$ 64.7 million in 2024 (or US$ 0.074 per share), US$ 60.3 (or US$ 0.089 per share) in 2023. Pursuant to Mexican law, in each case, the date of determination of each dividend payment (setting forth the amount and amount payable per share) is set six business days in Mexico prior to the date of the relevant payment and the record date to receive the dividend by our shareholders is one business day in Mexico before the applicable dividend payment date. The amount and payment of past dividends do not guarantee future dividends which, if any, will be subject to applicable law and will depend on a number of factors that may be considered by our board of directors and our shareholders, including our results of operations, financial condition, cash requirements, future prospects, taxes, and the terms and conditions of future debt instruments that may limit our ability to pay dividends.
B.    Signiﬁcant Changes.
Not applicable.
Item 9. The Oﬀer and Listing.
A. Oﬀer and listing details.
Not applicable.
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
See Exhibit 2.1 filed with this Annual Report.
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

E. Taxation.
Material U.S. Federal Income Tax Considerations
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the common shares or ADSs. This discussion applies only to a U.S. Holder that holds common shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax consequences and the Medicare contribution tax on net investment income, as well as tax consequences applicable to U.S. Holders subject to special rules, such as:
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
•persons that are subject to the “applicable financial statement” rules under Section 451(b) of the Internal Revenue Code, as amended (the “Code”) ;
•entities or arrangements classified as partnerships for U.S. federal income tax purposes and their partners;
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
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of its partners will generally depend on the status of the partners and the activities of the partnership. Partnerships holding our common shares or our ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences to them of owning and disposing of our common shares or our ADSs.
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

Taxation of Distributions
The following is subject to the discussion below regarding the PFIC rules.
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
Subject to certain conditions and limitations concerning credits for non-U.S. income taxes, Mexican taxes withheld from dividends on common shares or ADSs (at a rate not exceeding the applicable Treaty rate, in the case of a U.S. Holder eligible for a reduced rate under the Treaty) may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, under certain Treasury regulations (the "Foreign Tax Credit Regulations"), in the absence of an election to apply the benefits of an applicable income tax treaty, in order for a tax to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Mexican income tax system meets all these requirements. However, the IRS released notices that indicate that the U.S. Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provide temporary relief from certain of their provisions (including provisions related to the limitation described in the preceding sentence) for taxable years ending before the date the IRS issues a subsequent notice or other guidance withdrawing or modifying the temporary relief (or any later date specified in the relevant notice or guidance).U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. Instead of claiming a foreign tax credit, a U.S. Holder may be able to deduct Mexican withholding taxes in computing its taxable income, subject to generally applicable limitations under U.S. law, but in the case of an otherwise creditable Mexican withholding tax a U.S. Holder may only deduct such tax if it elects to do so with respect to all non-U.S. income taxes for the taxable year.
Sale or Other Disposition of Common Shares or ADSs
The following is subject to the discussion below regarding the PFIC rules.
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
The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to Mexican income taxes (if any) on gains from dispositions of the common shares or the ADSs if the U.S. Holder does not elect to apply the benefits of the Treaty. However, as discussed above, the IRS has released notices that provide relief from certain of the provisions of the Foreign Tax Credit Regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if the Foreign Tax Credit Regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to Mexican income tax (if any) on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming a foreign tax credit with respect to some or all of such taxes. If any Mexican taxes are imposed on disposition gains and are not creditable, it is possible that they may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders are advised to consult their tax advisers regarding the tax consequences if a Mexican tax is imposed on a disposition of our common shares or our ADSs, including the availability of the foreign tax credit or a deduction under their particular circumstances.
Passive Foreign Investment Company Rules
A non-U.S. corporation will be considered a PFIC for any taxable year in which, after applying certain look-through rules, (1) 75.0% or more of its gross income is “passive income” or (2) 50.0% or more (by average quarterly value) of its assets produce (or are held for the production of) passive income. Passive income generally includes interest, dividends, rents, royalties and certain gains. However, certain rental income derived in the active conduct of a trade or business ("active rental income") is not considered passive income.
Based on the manner in which we operate our business and the composition of our income and assets, we believe that we were not a PFIC for the 2025 taxable year. However, due to certain legal and factual uncertainties, it remains possible that we could be considered to be a PFIC for the 2025 taxable year or any subsequent taxable year. In particular, our PFIC status for any year is dependent upon the extent to which our lease revenue from our properties is considered active rental income under applicable rules (the "active rental income exception"). It is uncertain how to interpret certain aspects of the active rental income exception and how to apply it to our particular circumstances. Therefore, there is a risk that we will be a PFIC if the IRS successfully challenges the classification of certain of our income and assets as active (for example, if the IRS successfully asserts that the management and operational functions of our employees are not substantial and no other active rental exception applies). Furthermore, we will not take U.S. tax considerations into account for purposes of conducting our business and, therefore, we may become a PFIC if we change how we operate our business in the future in a manner that affects the application of the active rental income exception to us.
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
In general, if we were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, unless the U.S. Holder made a timely “mark to market” election described below, gain recognized by the U.S. Holder on a sale or other disposition of the common shares or the ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or the ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that other taxable year, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, any distributions received in a taxable year in respect of common shares or ADSs in excess of 125.0% of the average of the annual distributions on the common shares or the ADSs received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter (“excess distributions”), would be subject to taxation as described immediately above. These PFIC rules would apply to a U.S. Holder that owned our common shares or ADSs during any year in which we were a PFIC, even if we were not a PFIC in the year in which the U.S. Holder sold, or received an excess distribution in respect of, its common shares or its ADSs. In other words, if we are a PFIC for any taxable year in which a U.S. Holder holds common shares or ADSs, that U.S. Holder will be subject to these rules in respect of a disposition of common shares or ADSs, even if we are not a PFIC in the year of disposition, unless the U.S. Holder makes a timely deemed sale election under applicable Treasury regulations. Upon making a deemed sale election, an electing shareholder is treated as having sold all its stock in a former PFIC for fair market value at the end of the former PFIC’s last taxable year during which it was a PFIC. Any gain from the deemed sale is taxed as described above in this paragraph. Any loss realized on the deemed sale is not recognized.
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
If a U.S. Holder makes the mark-to-market election, in each year that we are a PFIC the holder generally will recognize as ordinary income any excess of the fair market value of the common shares or the ADSs at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares or the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). However, even if a U.S. Holder makes a mark-to-market election with respect to the common shares or the ADSs, a U.S. Holder will not be able to make a mark-to-market election with respect to any of our subsidiaries that are PFICs and therefore, the mark-to-market treatment may not apply to such subsidiaries. If a U.S. Holder makes the election, the holder’s tax basis in the common shares or the ADSs will be adjusted to reflect the income or loss amounts recognized. Upon the sale or other disposition of the common shares or the ADSs in a year when we are a PFIC, any gain recognized will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss). Distributions paid on the common shares or the ADSs will be treated as discussed above under “—Taxation of Distributions” (except as described below with respect to the favorable tax rate on dividends paid to non-corporate U.S. Holders). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances.
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
While we believe we were not a PFIC for the 2025 taxable year, it is possible that we could be considered to be a PFIC for the 2025 taxable year or any subsequent taxable year. A U.S. Holder holding common shares or ADSs in any taxable year in which we were or are a PFIC will generally be subject to adverse tax treatment as described above. Accordingly, U.S. Holders should consult their tax advisers regarding whether we are or have been a PFIC and the potential application of the PFIC rules to their investment in our common shares or our ADSs.
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
For purposes of this summary, an “International Holder” is a holder of the ADSs that is not (i) a resident of Mexico for tax purposes, under Mexican law or tax treaties to which Mexico is a party to and that are in effect, or (ii) a non-Mexican resident with a permanent establishment for tax purposes in Mexico to which income arising from the ADSs is attributable.
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
Joint and Several Liability
The Mexican government approved and published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) tax legislation pursuant to which since January 1, 2022, Mexican resident companies may be jointly and severally liable for taxes arising from the sale or disposition by non-Mexican tax residents, to another non-Mexican tax resident, of shares issued by such companies or securities representing property or assets issued by or of such Mexican companies (such as our ADSs), if the relevant Mexican resident company fails to provide information in respect of those sales or dispositions to the Mexican tax authorities and the non-Mexican resident seller of the shares or securities fails to comply with the obligation to pay the applicable Mexican tax, if any. Mexican Administrative Tax Regulations further specify, implementing the aforementioned tax legislation, that companies with securities registered with the RNV are deemed to be in compliance if reporting is made solely in respect to sales or other dispositions that are required to be reflected in their annual report to be filed with the CNBV and the Mexican licensed stock exchanges (because of the ownership percentage held). Given the mechanisms and procedures inherent to stock exchanges, including the volume of trading under the NYSE, Mexican companies, including us, are likely to have a practical impossibility to identify and track sales or other dispositions (even those required to be reported), and provide information to the Mexican tax authorities in respect of ADSs held by investors. Therefore, if a non-Mexican resident fails to pay Mexican taxes triggered on the sale or other disposition of the ADSs and we fail to provide the aforementioned information, the tax authorities may assess a joint and several liability on us, for all of the unpaid taxes arising from the sale or other disposition of the ADSs conducted by any such non-Mexican resident. Further, under Mexican tax legislation, failure to file (or incomplete or incorrect filing) of the aforementioned notice to the Mexican tax authorities is an infringement subject to penalties, and may be deemed to be a cause for the temporary restriction of the digital seal certificate (certificado de sellos digitales) required for the issuance of Tax Receipts (Comprobantes Fiscales Digitales por Internet).
Dividends
Under the provisions of the Mexican Income Tax Law, dividends paid by us from distributable earnings that have not been subject to Mexican corporate income tax are subject to a tax at the corporate level payable by us (and not by stockholders). This corporate tax on the distribution of distributable earnings is not final for us, and may be credited by us against income tax payable during the fiscal year in which the tax was paid and for the following two fiscal years. Dividends paid from distributable earnings, after corporate income tax has been paid with respect to those earnings, are not subject to this corporate tax (i.e., dividends distributed from the cumulative after-tax earnings account, CUFIN per its acronym in Spanish).
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

As of December 31, 2025, we did not have any variable rate debt outstanding or interest rate swap contracts outstanding.
Foreign Exchange Risk
As of December 31, 2025, 100% of our debt was denominated in U.S. dollars and 89.6% of our rental income was generated by lease agreements denominated in U.S. dollars, while certain of our operating costs were denominated in pesos. This exposes us to exchange rate risk. More importantly, we are exposed to foreign exchange risk as it pertains to WTN, our subsidiary whose functional currency is the peso. Fluctuations in exchange rates depend principally on national economic conditions, although general perceptions of emerging markets risk and global events, such as wars, recessions and crises, have in the past resulted in depreciation of currencies in emerging markets, such as Mexico. In addition, the Federal Government has in the past intervened and may continue to intervene in foreign exchange markets in the future.
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

For the Year Ended December 31,
2025
(millions of US$)
Profit or loss impact:
Peso – 10.0% appreciation – gain	(1.5)
Peso – 10.0% depreciation – loss	1.8
U.S. dollar – 10.0% appreciation – loss	0.7
U.S. dollar – 10.0% appreciation – gain	(0.7)
Item 12. Description of Securities Other than Equity Securities.
A. Debt Securities.
Not applicable.
B. Warrants and Rights.
Not applicable.
C. Other Securities.
Not applicable.
D. American Depositary Shares.
Citibank, N.A. (“Citibank”) acts as the depositary bank for our American Depositary Shares, or “ADSs.” Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. The depositary bank has appointed a custodian to safekeep the securities on deposit. In this case, the custodian is Banco Citi México S.A. Institución de Banca Múltiple, Grupo Financiero Citi México, a bank organized under the laws of the United Mexican States, located at Prolongación Paseo de la Reforma 1196, Col. Santa Fe, Cuajimalpa de Morelos, C.P. 05348, Mexico City, Mexico. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs." Each ADS represents ten of our common shares.

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
During the year ended December 31, 2024, we received US$0.8 million from our depositary as reimbursements for expenses related to our ADR program.

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
Item 15. Controls and Procedures.
Disclosure Controls and Procedures
We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our principal executive and principal financial officer concluded that, as a result of the material weakness in our internal control over financial reporting described in Item 3.D. “Risk Factors – We have identified material weaknesses in our internal controls.”, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2025.
Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").
Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards ("IFRS"). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the internal controls over financial reporting as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer, concluded that, as a result of the material weaknesses in our internal control over financial reporting described in Item 3.D. “Risk Factors – We have identified material weaknesses in our internal controls.”, the design and operation of our disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2025. The following material weaknesses were identified and included in management's assessment: (i) controls and monitoring activities, including controls over accounting and financial reporting that, although most were designed and implemented during the reporting period, some of these controls were not effective throughout the entire year, as well as certain controls and monitoring activities that, as of the reporting date, still had to be designed and implemented to ascertain whether the components of internal control are present and functioning; and (ii) an inadequate segregation of duties and ineffective access management and change controls for relevant information systems, along with insufficient monitoring of certain service organizations used by the Company to manage specific processes related to its information systems, as well as limitations in the availability of personnel with the requisite technical competencies and expertise to implement and execute the related IT controls.

Notwithstanding, we also concluded that the material weakness did not result in any identified material misstatements to the consolidated financial statements, and there were no changes to previously released financial results.
The assessment of our internal control over financial reporting as of December 31, 2025 has been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. affiliate of a member of Deloitte Touche Tohmatsu Limited, an independent registered public accounting firm, as stated in its report included herein.
Remediation Activities

Following identification of these material weaknesses, management has implemented modifications during the reporting period to better ensure that the Company has appropriate and timely reviews on all financial reporting analysis, has strengthened our internal control structure including our information technology, financial close and reporting and addressed our 59 most important business sub-processes. These sub-processes were selected based on a comprehensive methodology, emphasizing a materiality assessment to determine the significant accounts. During the reporting year the methodology has been improved to better align to reporting requirements. This approach is designed to directly address areas vital to maintaining the integrity and accuracy of our financial reporting, aligning with SOX compliance requirements. The material weakness in our internal control over financial reporting will not be considered remediated until these modifications are implemented, in operation for a sufficient period of time, tested, and concluded by management to be designed and operating effectively. In addition, as we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to address control deficiencies or determine to modify our remediation plan. Management will test and evaluate the implementation of these modifications to ascertain whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material misstatement in the Company’s financial statements. In the ongoing efforts to remediate identified weaknesses in our SOX compliance, the involvement of our Internal Audit department represents a strategic collaboration that ensures that the modifications to our internal controls are not only effectively implemented but also independently evaluated for both design and operational effectiveness. Vesta´s Internal Audit's expertise and insights, including more than 19 years of experience of our Director of Internal Audit, are instrumental in providing an added layer of assurance that these controls will offer reasonable protection against material misstatements in our financial statements.

The steps we took to address the deficiencies identified included:

1.improved monitoring activities by our audit committee over internal controls, including a quarterly committee wide in-depth review of both our remediation activities and the results of internal control testing, accompanied by frequent touchpoints with the audit committee chair;
2.we strengthened our risk assessment process by increasing involvement from key personnel across relevant functions improving alignment between identified risks with process ownership and to enhance the connection between risk assessment results, control design, and testing outcomes;
3.we enhanced transaction‑level monitoring activities by implementing procedures to identify, review, and monitor specific transactions, including those requiring heightened judgment and complex transactions;

4.we continue to engage external advisers to provide financial accounting and reporting assistance;

5.we expanded the scope of in‑scope IT applications, including additional applications, for a more granular approach for IT controls;

6.we enhanced the segregation of duties principles across financial processes, including the identification of incompatibles roles, redesign of role-based access within the ERP and other relevant systems, and implementation of mitigating controls;

7.we appointed a dedicated IT controls project manager and are actively seeking to strengthen our IT team to support a more effective and sustainable approach to IT controls remediation; and

8.we implemented a Governance, Risk, and Compliance (GRC) tool to support standardized monitoring, control documentation, testing, evidence retention, and remediation tracking.

As noted above, we believe that, as a result of management’s in-depth review of its accounting processes, and the additional procedures management has implemented, there are no material inaccuracies or omissions of material fact in this Form 20-F and, to the best of our knowledge, we believe that the consolidated financial statements in this Form 20-F fairly present in all material respects our financial condition, results of operations and cash flows in conformity with IFRS Accounting Standards.

We and our Board treat the controls surrounding, and the integrity of, our financial statements with the utmost priority. Management is committed to the execution of remediation efforts to address control deficiencies and any other identified areas of risk. These remediation efforts are intended to both address the identified material weakness and to enhance our overall financial control environment. We are committed to maintaining a strong internal control environment, and we believe the measures described above will strengthen disclosure controls and procedures and our internal control over financial reporting and remediate the material weakness we have identified. Our remediation efforts implemented are progressing satisfactorily and the design and implementation of internal controls is revisited, as necessary, to ensure their effectiveness. As we continue to evaluate and work to improve our internal control over financial reporting, management may determine that additional measures are required to further strengthen controls or that modifications to the remediation plan described above are warranted, which could require additional time to fully implement.
Attestation report of the registered public accounting firm.

Galaz, Yamazaki, Ruiz Urquiza, S. C., the independent registered certified public accounting firm who audited the Company’s consolidated financial statements included in this Form 20-F, has issued a report on the Company’s internal control over financial reporting, which is included herein.

Corporación Inmobiliaria Vesta, S. A. B. de C. V.

Report of Independent Registered Public Accounting Firm ICFR for the Year Ended December 31, 2025

Report Of Independent Registered Public Accounting Firm To the Board of Directors and Stockholders of Corporación Inmobiliaria Vesta, S. A. B. de C. V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Corporación Inmobiliaria Vesta, S. A. B. de C. V. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 17, 2026, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment: (i) controls and monitoring activities, including controls over accounting and financial reporting that, although most were designed and implemented during the reporting period, some of these controls were not effective throughout the entire year, as well as certain controls and monitoring activities that, as of the reporting date, still had to be designed and implemented to ascertain whether the components of internal control are present and functioning; and (ii) an inadequate segregation of duties and ineffective access management and change controls for relevant information systems, along with insufficient monitoring of certain service organizations used by the Company to manage specific processes related to its information systems, as well as limitations in the availability of personnel with the requisite technical competencies and expertise to implement and execute the related IT controls. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2025, of the Company, and this report does not affect our report on such consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Affiliate of a Member of Deloitte Touche Tohmatsu Limited

/s/ Galaz, Yamazaki, Ruiz Urquiza, S.C.

Mexico City, Mexico
March 17, 2026

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
Our board of directors has determined that Luis Javier Solloa Hernández, Manuela Molina Peralta and Viviana Belaunzarán Barrera and José Manuel Dominguez Díaz Ceballos is each considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Luis Javier Solloa Hernández, Manuela Molina Peralta, Viviana Belaunzarán Barrera and José Manuel Dominguez Díaz Ceballos each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.
Item 16B. Code of Ethics.
(a)    Code of Ethics and Business Conduct
Our Board of Directors has adopted a code of ethics and business conduct that applies to all of our employees, shareholders, directors, vendors, business partners and regulators, and is available for review on our corporate website. The development of our code of ethics and business conduct entailed a collaborative process that included the participation of representatives of our various interest groups. In addition, we established an Ethics Committee whose actions are guided by the principle of impartiality, to oversee the enforcement of our code of ethics and business conduct and its ongoing observance as a matter of everyday practice.
Our code of ethics and business conduct is subject to review every two years and we strive to provide our employees with adequate training to ensure that they are aware of and understand its contents and conduct themselves at all times in an honest, uncompromising, equitable, respectful and fair manner. Our code of ethics and business conduct serves as a tool for monitoring the conduct of our employees and others. The most recent workshop for the updating of our code of ethics and business conduct took place in the first quarter 2024.
We have also adopted and announced an anti-corruption policy that is available for review on our corporate website.
Employee Hotline
We have retained an independent contractor to operate a hotline that our employees and others can use to report instances of misconduct. Our code of ethics and business conduct requires that we provide follow-up for every complaint and that we keep those complaints confidential.
Human Rights

We are committed to supporting and respecting the protection of human rights and we strive to have a positive impact within our sphere of influence, this commitment is in our Human Rights Policy. Our actions are based on the conviction that at the heart of our call for ethical conduct lies human dignity, and our code of ethics and business conduct constitutes a reaffirmation of our commitment to its respect. We subscribe to the United Nations Global Compact and support its Millennium Development Goals, including, in particular, the principles relating to the environment. And we have an Analysis of Human Rights risks and action strategies, this analysis included all the assets of the portfolio, Vesta’s offices and the activities of the tenants and suppliers in the value chain. We also carry out specific training on Human Rights for our suppliers.
Labor
As part of our corporate principles, our code of ethics and business conduct acknowledges that every person is worthy of respect and of being recognized as an end and as possessing inviolable dignity. We view this principle as the foundation of all standards of conduct and aim to establish stimulating and mutually beneficial relationships with each of our employees. Accordingly, we must at all times afford our respect to each of the individuals, groups and institutions with whom we come into contact, taking into consideration their ideas and contributions without regard to gender, age, social status, ethnicity, religion, nationality, sexual orientation, marital status, political affiliation or hierarchy.

Safety and Abolition of Child Labor

Through our Vice Presidents of new business and development, we incorporate adequate procedures in construction processes for our projects to ensure that those projects comply with all statutory safety standards and avoid the use of child labor. In our lease contracts, we have a specific clause regarding Human Rights. And we have a specific section in our Suppliers’ Code of Ethics where we promote and make our suppliers commit to complying with certain Human Rights.
Item 16C. Principal Accountant Fees and Services.
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Galaz, Yamazaki, Ruiz Urquiza, S.C., our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023
	(MX pesos)
Audit fees(1)	12,713,944	11,602,568	15,391,686
Audit-related fees	4,499,804	-	432,105
Tax fees	607,853	297,950	284,602
All other related fees	650,000	-	146,691
Total	18,471,601	11,900,518	16,255,084
_________________
(1)Audit fees for years ended December 31, 2025, 2024 and 2023 were related to professional services provided for the interim review procedures and the audit of our consolidated financial statements included in our annual reports on Form 20-F, Form F-1 or services normally provided in connection with statutory engagements for those fiscal years.
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
All Other Fees
Other related fees in 2025 consisted of sustainability readiness assurance services; there were no other fees in 2024 and in 2023 related to other services.
Audit Committee Pre-Approval Policies and Procedures
Our Audit Committee is responsible for hiring, evaluating, compensating and supervising the work of our external auditor. All services that our external auditor performs for us have to be authorized by our Audit Committee before the performance of those services begins. The Audit Committee obtains a detail of the particular services to be provided and assess the impact of those services on the external auditor´s independence. In some instances, however, we may use the de minimis exception provided for in the SEC regulations for non-auditing services. In any case, those amounts have never constituted more than 5% of such services. In each such instance, we will inform our Audit Committee regarding, and present for ratification, such services at the next meeting of our Audit Committee. Our board also approves and confirms the annual amount of fees payable to the external auditor pursuant to applicable Mexican rules.
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
Under Delaware law, corporations can implement shareholder rights plans and other measures, including staggered terms for directors and super-majority voting requirements, to prevent takeover attempts. Delaware law also prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of 3 years after the date of the transaction in which the shareholder became an interested shareholder unless:

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
Item 16J. Insider trading policies
Insider Trading, Trading Restrictions and Disclosure Requirements
We have adopted an insider trading policy that applies to our officers, directors and relevant employees and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We intend to disclose future amendments to our insider trading policy on our website or in public filings. The information on our website is not incorporated by reference into this annual report on Form 20-F, and you should not consider information contained on our website to be a part of this annual report on Form 20-F. For a copy of our insider trading policy, please refer to exhibit 11.2 to this annual report.
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
Tender Offers
The Mexican Securities Market Law contains provisions relating to public tender offers in Mexico. According to the Mexican Securities Market Law, tender offers may be voluntary or mandatory. Both are subject to the prior approval of the CNBV and must comply with general legal and regulatory requirements. Any intended acquisition of a public company’s shares that results in the buyer owning 30.0% or more, but less than a percentage that would result in the buyer acquiring control of a company’s voting shares, requires the buyer to make a mandatory tender offer for the greater of (a) the percentage of the share capital intended to be acquired or (b) 10.0% of the company’s outstanding capital stock. Finally, any acquisition of a public company’s shares that is intended to obtain voting control, requires the potential buyer to make a mandatory tender offer for 100.0% of the company’s outstanding capital stock (however, under certain circumstances the CNBV may permit an offer for less than 100.0%). Any tender offer must be made at the same price to all shareholders and classes of shares, regardless of whether the shares are voting, limited voting or non-voting. Within 10 business days as of the date of initiation of the tender offer, the board of directors, with the advice of the corporate practices committee and, if desired, based upon a fairness opinion prepared by a third-party expert, must issue its opinion of any tender offer resulting in a change of control, which opinion refers to the fairness of the price offered and must take minority shareholder rights into account. The opinion is required to disclose any conflicts of interest that affect any of the members of the board of directors.
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

Item 16K. Cybersecurity.

At Vesta, cybersecurity risk management is an integral part of our enterprise-wide cybersecurity strategy, policy, standards, architecture and processes. We have developed our cybersecurity risk management program to align with industry best practices and the standards included in the National Institute of Standards and Technology (NIST) security framework. This includes threats and incidents associated with the use of applications developed and services provided by third-party service providers, and facilitates coordination across different departments of our company. We have partially integrated this framework to include the use of automated tools to minimize the risk of phishing, malware, spam and other threats by filtering electronic communications to detect and quarantine suspicious communications, including those with attachments, hyperlinks, and other suspicious features; flagging these for analysis and review by the cybersecurity team, which uses third-party databases provided by Shield Force for suspicious servers, certificates, IP addresses and others to determine if the flagged communication should be eliminated or further analyzed with specific users.
A thorough analysis and update of our cybersecurity policies was also carried out. This process included a detailed review of existing regulations, the identification of areas for improvement, and incorporation of industry best practices; Upon completion of this review, the updated policies were submitted for approval and authorization by the relevant governing bodies. Finally, the new cybersecurity policies were officially published within the organization and are now in effect, thus ensuring a robust and up-to-date framework for the protection of our digital assets and the mitigation of cyber risks.

We engaged Shield Force, a third-party provider of offensive, defensive, protective and preventive cybersecurity solutions in Mexico, in connection with filtering suspicious emails and antivirus services for performing specific projects on vulnerability testing on our network, systems, hardware and software. We have worked for more than five years with Shield Force and have performed internal testing of their licenses, obtaining evidence of their technical capacity and expertise as a cybersecurity vendor. Shield Force’s analysts are in constant communication with our cybersecurity team, for alerts and incident reporting, and they prepare a monthly summary report for us; additionally, once a year, with the support of Shield Force, we obtain a Vulnerability Testing Report of our internal network to improve our security posture.
We are also in the process of developing a control to evaluate the design and operational effectiveness of Oracle’s internal controls by analyzing its System and Organization Controls report (SOC 1 Type II) which is analyzed by our Cybersecurity Manager to evaluate the organizational structure providing these services. Any deficiency or unexpected item in such report, inconsistent with our day-to-day interactions, is discussed with our R&D director or with the board of directors, when appropriate, to determine any further actions we should take. In addition, our strategy includes a security awareness program, which includes a monthly communication strategy and in 2025 will be reinforced with training and awareness courses for the entire company. These efforts reinforce our information technology risk and security management policies, standards and practices, as well as the expectation that employees comply with these policies. The security awareness program engages personnel through video training on how to identify potential cybersecurity risks and protect our resources and information. Finally, our privacy program requires all employees to take periodic awareness training on data privacy. This privacy-focused training includes information about confidentiality and security, as well as responding to unauthorized access to, or use of, information. Vesta has implemented a robust multi-factor authentication (MFA) protocol across its core applications, notably encompassing the financial reporting sector where it safeguards sensitive data systems.

A significant effort has been invested in designing, developing controls to guarantee compliance with the Sarbanes-Oxley Act (SOX). While some controls have already been implemented, others are still progressing through phases of implementation and maturity. This ongoing process has required close collaboration between various departments to identify and mitigate risks, establish consistent procedures and strengthen practices that ensure the integrity and transparency of our financial reporting. Both the controls already in place and those still being enhanced, are intended not only to meet regulatory requirements but also to reinforce our IT and corporate governance, thereby boosting investor and stakeholder confidence.
Our board of directors has overall oversight responsibility for enterprise risk management, including cybersecurity risk. The board has delegated primary oversight of cybersecurity risk management to a dedicated Cybersecurity Manager, who is responsible for the development, implementation, and ongoing monitoring of our cybersecurity program. Cybersecurity risk oversight is integrated into our enterprise risk management framework. The Cybersecurity Manager provides annual or as needed briefings to the board of directors and the audit committee regarding our cybersecurity posture, threat landscape developments, risk assessments, data protection initiatives, and the status of mitigation efforts. These briefings also address significant cybersecurity incidents, if any, and related response and remediation activities. Our reporting mechanisms and governance processes are fully operational and designed to ensure timely escalation of material cybersecurity risks and incidents. We continue to enhance our cybersecurity capabilities and governance practices as part of our ongoing risk management strategy.

Our cybersecurity manager has over a decade of experience in executing information security initiatives, including risk assessments, threat mitigation, and implementation of security controls aligned with industry standards. He holds a Master's degree in Digital Risks and Cybersecurity and engages in ongoing professional development. Additionally, he has undertaken advanced training in various cybersecurity and IT domains. His technical expertise and strategic insights support the operations of our technology department.
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

Additionally, our investment properties are included as a supplement on Schedule III - Schedule of Real Estate as of December 31, 2025 prepared in accordance with Rule 12-28 of Regulation S-X.
Item 19. Exhibits.
The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
1.1
Amended and Restated Bylaws of Corporación Inmobiliaria Vesta, S.A.B. de C.V., dated March 21, 2024 (English translation) (incorporated herein by reference to Exhibit 1.1 to our annual report on Form 20-F (File No. 001-41730 filed with the SEC on April 19, 2024).

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

4.5
Forms of 5.18% Series C Senior Notes due June 14, 2029 and 5.28% Series D Senior Notes due June 14, 2031 (incorporated herein by reference to Exhibit 4.9 to the Company’s Registration Statement on Form 20-F (File No. 333-272532 filed with the SEC on June 8, 2023)).

4.6
Indenture, dated May 13, 2021, among Corporación Inmobiliaria Vesta, S.A.B. de C.V., as issuer, QVC, S. de R.L. de C.V., QVCII, S. de R.L. de C.V., Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V. and WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V., jointly as subsidiary guarantors, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, in relation to the issuance of Corporación Inmobiliaria Vesta, S.A.B. de C.V.’s US$350,000,000 3.625% Senior Notes due 2031 (incorporated herein by reference to Exhibit 4.10 to the Company’s Registration Statement on Form F-1 (File No. 333-272532 filed with the SEC on June 8, 2023)).

Exhibit No.	Exhibit
4.7
Credit Agreement dated as of December 17, 2024 among Corporación Inmobiliaria Vesta, S.A.B de C.V. as borrower, various financial institutions and other persons from time to times parties to the agreement, as lenders, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México as administrative agent, BBVA Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Mexico, as Sustainability Agent, and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, Citigroup Global Markets Inc, Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México, as Joint Lead Arrangers and Joint Bookrunners with International Finance Corporation as Sustainability Coordinator and Parallel Lender (incorporated herein by reference to Exhibit 4.9 to the Company's Registration Statement on Form 20-F (File No. 001-41730 filed with the SEC on April 21, 2025)).

4.8
Loan Agreement dated as of December 17, 2024 between Corporación Inmobiliaria Vesta, S.A.B. de C.V. and International Finance Corporation (incorporated herein.by reference to Exhibit 4.10 to Company's Registration Statement on Form 20-F (File No. 001-41730 filed with the SEC on April 21, 2025))

4.9
Indenture, dated September 30, 2025, among Corporación Inmobiliaria Vesta, S.A.B. de C.V., as issuer, QVC, S. de R.L. de C.V., QVCII, S. de R.L. de C.V., Vesta Bajío, S. de R.L. de C.V., Vesta Baja California, S. de R.L. de C.V. and WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V. , jointly as subsidiary guarantors, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent, in relation to the issuance of Corporación Inmobiliaria Vesta, S.A.B. de C.V.’s US$500,000,000 5.500% Senior Notes due 2033

8.1	List of the subsidiaries of the registrant.
11.1	English translation of the Code of Ethics (incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F (File No. 001-41730 filed with the SEC on April 21, 2025).
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 99.4 to our annual report on Form 20-F (File No. 001-41730 filed with the SEC on April 19, 2024).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.
15.1	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C., independent registered public accounting firm for Corporación Inmobiliaria Vesta, S.A.B. de C.V. (PCAOB ID 1153)
97.1	Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to our annual report on Form 20-F (File No. 001-41730 filed with the SEC on April 19, 2024).
99.1	Consent of Cushman & Wakefield, S. de R.L. de C.V.
99.2	Consent of LaSalle Partners, S. de R.L. de C.V.
99.3	Consent of CBRE, S.A. de C.V.
_________________
# Portions of this exhibit have been omitted as the Company has determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the Company customarily and actually treats as private or confidential.

SIGNATURES
The registrant hereby certiﬁes that it meets all of the requirements for ﬁling on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Sottil Achutegui
	Name:	Juan Sottil Achutegui
	Title:	Chief Financial Officer
Date: March 17, 2026

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Financial Statements for the Years Ended December 31, 2025, 2024 and 2023, and Report of Independent Registered Public Accounting Firm Dated March 17, 2026.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Report of Independent Registered Public Accounting Firm and
Consolidated Financial Statements for December 31, 2025, 2024 and 2023

Corporación Inmobiliaria Vesta, S. A. B. de C. V.

Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2025

Report Of Independent Registered Public Accounting Firm To The Board Of Directors and Stockholders of Corporación Inmobiliaria Vesta, S. A. B. de C. V.

Opinion on the Consolidated Financial Statements

We have audited accompanying consolidated statements of financial position of Corporación Inmobiliaria Vesta, S. A. B. de C. V. and subsidiaries (the “Company”) as of December 31, 2025, 2024, and 2023, the related consolidated statements of profit and other comprehensive income (loss), changes in stockholders’ equity, and cash flows for the years then ended, and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024, and 2023, and the results of its operations and its cash flows for the years then ended , in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2026, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value of investment properties — Refer to Notes 4 and 8 to the consolidated financial statements

Critical Audit Matter Description

The Company engages external appraisers to assist with the determination of the fair value of the investment properties. The external appraisers apply the income approach, using both the discounted cash flow method and the direct capitalization method, as well as the cost approach and the market approach. In determining the fair value, the external appraisers consider factors and assumptions such as discount rates, exit cap rates, long-term net operating income, inflation rates, absorption periods and market rents. Any gains or losses resulting from changes in fair value are recognized in the consolidated statement of profit or loss in the period in which they occur.

We identified the fair value of investment properties as a critical audit matter because the fair value determination requires management to make significant estimates incorporating assumptions such as market rents, discount rates, and exit cap rates. Performing audit procedures to evaluate the reasonableness of these assumptions required a high degree of auditor judgment and increased effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to test market rents, discount rates and exit cap rates used to determine the fair value of investment properties included the following, among others:

•We obtained an understanding of the Company's methodology for determining the fair value of its investment properties.

•We selected a sample of investment properties to test the Company’s fair value determinations.

•For selected investment properties, we performed testing procedures on the valuation, including, but not limited to, involving our fair value specialists to test the methodologies used and key factors and assumptions in the investment property appraisal, focusing on market rents, discount rates, and exit cap rates. Based on this information, our fair value specialists calculated independent fair value ranges and compared them to the values determined by the Company to assess the reasonability of the fair value.

•Lastly, we conducted site visits to validate the existence of the investment properties selected for testing.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Affiliate of a Member of Deloitte Touche Tohmatsu Limited

/s/ Galaz, Yamazaki, Ruiz Urquiza, S.C.

Mexico City, Mexico
March 17, 2026

We have served as the Company’s auditor since 2009.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2025, 2024 and 2023
(In U.S. dollars)

	Notes	December 31, 2025	December 31, 2024	December 31, 2023
Assets

Current assets:
Cash, cash equivalents and restricted cash	5	$336,901,283	$184,120,894	$501,166,136
Recoverable taxes	6	47,539,115	52,832,645	33,864,821
Operating lease receivables- Net	7	8,769,879	4,681,020	10,100,832
Prepaid expenses and other current assets	7.vi	4,141,257	2,119,545	21,299,392
Total current assets		397,351,534	243,754,104	566,431,181

Non-current assets:
Investment properties	8	4,129,443,925	3,696,768,269	3,212,164,164
Office furniture – Net		2,256,393	2,386,285	2,541,990
Right-of-use asset – Net	9	1,419,215	533,792	834,199
Investment in associates	3.c	3,533,419	—	—
Security deposits paid, restricted cash and others		8,455,208	14,504,984	10,244,759
Total non-current assets		4,145,108,160	3,714,193,330	3,225,785,112

Total assets		$4,542,459,694	$3,957,947,434	$3,792,216,293

Liabilities and stockholders’ equity

Current liabilities:
Current portion of long-term debt	10	$1,782,124	$49,856,047	$69,613,002
Lease liabilities - short term	9	641,300	408,373	607,481
Accrued interest		10,038,053	2,911,864	3,148,767
Accounts payable	3.e	30,798,915	14,194,300	13,188,966
Income tax payable		14,154,365	646,812	38,773,726
Accrued expenses and taxes		7,280,266	6,637,354	7,078,988
Dividends payable	12.4	17,384,493	16,171,622	15,155,311
Total current liabilities		82,079,516	90,826,372	147,566,241

Non-current liabilities:
Long-term debt	10	1,273,419,269	797,194,627	845,573,752
Lease liabilities - long term	9	814,746	149,743	290,170
Security deposits received		30,028,335	27,409,380	25,680,958
Long-term payable	3.e	23,413,771	—	7,706,450
Employee benefits	11	3,662,878	2,240,425	1,519,790
Deferred income taxes	18.3	381,284,437	442,842,704	276,910,507
Total non-current liabilities		1,712,623,436	1,269,836,879	1,157,681,627

Total liabilities		1,794,702,952	1,360,663,251	1,305,247,868

Stockholders’ equity:
Capital stock	12	579,978,180	585,487,257	591,600,113
Additional paid-in capital	12.3	884,174,713	905,722,252	934,944,456
Retained earnings		1,320,760,427	1,148,396,077	989,736,218
Share-based payments reserve		7,257,867	3,884,108	3,732,350
Foreign currency translation reserve		(44,414,445)	(46,205,511)	(33,044,712)

Total stockholders’ equity		2,747,756,742	2,597,284,183	2,486,968,425

Total liabilities and stockholders’ equity		$4,542,459,694	$3,957,947,434	$3,792,216,293
See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Statements of Profit and Other Comprehensive Income (Loss)
For the years ended December 31, 2025, 2024 and 2023
(In US dollars)

	Notes	December 31, 2025	December 31, 2024	December 31, 2023
Revenues:
Rental income	13	$283,193,370	$251,950,504	$213,448,296
Management fees		31,437	376,618	1,019,316
		283,224,807	252,327,122	214,467,612

Property operating costs related to properties that generated rental income	14.1	(24,104,475)	(21,244,160)	(13,476,324)
Property operating costs related to properties that did not generate rental income	14.1	(4,171,323)	(3,348,273)	(4,763,398)
General and administrative expenses	14.2	(35,492,376)	(34,178,243)	(31,719,895)

Interest income		5,272,660	15,185,565	9,414,027
Other income	15	6,818,185	4,307,956	5,138,158
Other expenses	16	(3,523,537)	(5,152,385)	(3,037,113)
Finance cost	17	(56,226,952)	(44,261,390)	(46,306,975)
Exchange gain (loss)- net		10,097,353	(10,837,867)	8,906,782
Share of results of associates		11,538	—	—
(Loss) Gain on sale and disposal of investment properties – net		(9,945)	2,617,233	(461,600)
Gain on revaluation of investment properties	8	52,075,064	270,747,661	243,459,821

Profit before income taxes		233,970,999	426,163,219	381,621,095

Current income tax expense	18.1	(56,138,103)	(31,892,785)	(91,953,099)
Deferred income tax benefit (expense)	18.1	64,069,427	(170,924,088)	26,969,516
Total income tax benefit (expense)		7,931,324	(202,816,873)	(64,983,583)

Profit for the year		241,902,323	223,346,346	316,637,512

Other comprehensive income (loss) - net of tax:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating other functional currency operations		1,791,066	(13,160,799)	7,858,413
Total other comprehensive income (loss)		1,791,066	(13,160,799)	7,858,413

Total comprehensive income for the year		$243,693,389	$210,185,547	$324,495,925

Basic earnings per share	12.5	$0.2850	$0.2563	$0.4183
Diluted earnings per share	12.5	$0.2809	$0.2529	$0.4118

See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2025, 2024 and 2023
(In US dollars)

	Capital Stock	Additional Paid in Capital	Retained Earnings	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Total Stockholders’ Equity

Balances as of January 1, 2023	$480,623,919	$460,677,234	$733,405,749	$5,984,051	$(40,903,125)	$1,639,787,828

Equity issuance	108,771,608	466,218,277	-	-	-	574,989,885
Share-based payments	-	-	-	8,001,830	-	8,001,830
Vested shares	2,204,586	8,048,945	-	(10,253,531)	-	-
Dividends declared	-	-	(60,307,043)	-	-	(60,307,043)
Comprehensive income for the year	-	-	316,637,512	-	7,858,413	324,495,925

Balances as of December 31, 2023	591,600,113	934,944,456	989,736,218	3,732,350	(33,044,712)	2,486,968,425

Share-based payments	-	-	-	8,982,488	-	8,982,488
Vested shares	2,475,270	6,355,460	-	(8,830,730)	-	-
Dividends declared	-	-	(64,686,487)	-	-	(64,686,487)
Repurchase of shares	(8,588,126)	(35,577,664)	-	-	-	(44,165,790)
Comprehensive income for the year	-	-	223,346,346	-	(13,160,799)	210,185,547

Balances as of December 31, 2024	585,487,257	905,722,252	1,148,396,077	3,884,108	(46,205,511)	2,597,284,183

Share-based payments	65,627	283,509	-	12,383,852	-	12,732,988
Vested shares	2,045,268	6,964,825	-	(9,010,093)	-	-
Dividends declared	-	-	(69,537,973)	-	-	(69,537,973)
Repurchase of shares	(7,619,972)	(28,795,873)	-	-	-	(36,415,845)
Comprehensive income for the year	-	-	241,902,323	-	1,791,066	243,693,389

Balances as of December 31, 2025	$579,978,180	$884,174,713	$1,320,760,427	$7,257,867	$(44,414,445)	$2,747,756,742
See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024 and 2023
(In US dollars)

	December 31, 2025	December 31, 2024	December 31, 2023
Cash flows from operating activities:
Profit before income taxes	$233,970,999	$426,163,219	$381,621,095
Adjustments:
Depreciation	967,263	753,034	974,291
Right-of-use depreciation	757,374	662,992	603,782
Gain on revaluation of investment properties	(52,075,064)	(270,747,661)	(243,459,821)
Unrealized effect of foreign exchange rates	(8,306,287)	(2,322,932)	(1,048,369)
Interest income	(5,272,660)	(15,185,565)	(9,414,027)
Interest expense	53,099,773	41,939,489	44,335,420
Amortization of debt issuance costs	3,127,179	2,321,901	1,971,555
Share of results of associates	(11,538)	-	-
Expense recognized in respect of share-based payments	12,732,988	8,982,488	8,001,830
(Gain) loss on sale and disposal of investment properties	9,945	(2,617,233)	461,600
Employee benefits and pension costs	1,422,453	720,635	1,171,510
Income tax benefit from equity issuance costs	-	-	8,307,906
Working capital adjustments:
(Increase) decrease in:
Operating lease receivables – Net	(4,088,859)	5,419,812	(2,410,637)
Recoverable taxes	5,293,530	(18,967,824)	(3,776,348)
Security deposits paid and others	18,767	457,961	(1,138,296)
Prepaid expenses and other current assets	(2,021,712)	19,179,847	4,008,959
Increase (decrease) in:
Accounts payable	(787,488)	(8,512,107)	3,258
Accrued expenses and taxes	642,912	(441,625)	1,924,362
Security deposits received	2,618,955	1,728,422	7,347,839
Interest received	5,272,660	15,185,565	9,414,027
Income taxes paid	(40,119,390)	(75,011,590)	(64,103,701)
Net cash from operating activities	207,251,800	129,708,828	144,796,235

Cash flows from investing activities:
Purchases of investment properties	(336,934,128)	(231,137,856)	(263,051,665)
Sale of investment properties	5,500,000	5,070,000	42,057,500
Purchases of office furniture and vehicles	(837,371)	(597,329)	(2,078,300)
Investment in associates	(3,521,881)	-	-
Net cash used in investing activities	(335,793,380)	(226,665,185)	(223,072,465)

Cash flows from financing activities:
Interest paid	(45,884,170)	(42,087,710)	(45,034,414)
Loans obtained	650,000,000	-	-
Loans paid	(213,594,745)	(69,613,005)	(16,789,756)
Costs of debt issuance	(5,350,706)	(5,563,162)	-
Dividends paid	(68,325,102)	(63,670,176)	(59,509,926)
Repurchase of treasury shares	(36,415,845)	(44,165,790)	-
Equity issuance proceeds	-	-	594,375,000
Equity issuance costs paid	-	-	(27,693,021)
Payment of lease liabilities	(834,281)	(790,811)	(606,279)

	December 31, 2025	December 31, 2024	December 31, 2023
Net cash (used in) from financing activities	279,595,151	(225,890,654)	444,741,604

Effects of exchange rate changes on cash	1,726,818	5,801,769	(4,446,323)
Net (decrease) increase in cash, cash equivalents and restricted cash	152,780,389	(317,045,242)	362,019,051

Cash, cash equivalents and restricted cash at the beginning of year	184,856,206	501,901,448	139,882,397

Cash, cash equivalents and restricted cash at the end of year - Note 5	$337,636,595	$184,856,206	$501,901,448
See accompanying notes to consolidated financial statements.

Corporación Inmobiliaria Vesta, S. A.B. de C. V. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2025, 2024 and 2023
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
1.1Significant events

The Offerings
On September 24, 2025, the Entity issued Senior Notes for a principal amount of $500,000,000 and maturity on January 30, 2033. The Notes were issued pursuant to an indenture entered into among the Entity, and The Bank of New York Mellon, which acted as trustee, register, paying agent, and transfer agent. The Notes were guaranteed on a senior unsecured basis. The notes bear semiannual interest at a rate of 5.500%. As of December 31, 2025, the cost of such debt issuance was $5,350,706.
On December 7, 2023, Vesta entered into an underwriting agreement (the ‘‘Follow-On Underwriting Agreement’’) with Morgan Stanley & CO, LLC, BofA Securities, Inc. and Barclays Capital Inc., as representative of the underwriters, relating to Vesta’s sale of common shares (the ‘‘Follow-on Offering’’) of 42,500,000 Common Shares in the form of American Depositary Shares ("ADS"), each ADS representing 10 Common Shares of Vesta’s common stock, at a Follow-on Offering price of $35.00 US dollars per ADS.
The closing of the Follow-on Offering for the American Depositary Shares (“ADS”) took place on December 13, 2023, raising gross proceeds of approximately $148,750,000. Issuance expenses were approximately $4,746,000. Vesta intends to use the net proceeds from the Follow-on Offering to fund growth strategy including the acquisition of land or properties and related infrastructure investments, and for the development of industrial buildings.
On June 29, 2023, Vesta entered into an underwriting agreement (the ‘‘Underwriting Agreement’’) with Citigroup Global Markets Inc., BofA Securities, Inc. and Barclays Capital Inc., as representative of the underwriters, relating to Vesta’s initial public offering (the ‘‘Offering’’) of 125,000,000 Common Shares in the form of the ADS, each ADS representing 10 Common Shares of Vesta’s common stock (‘‘common stock’’), which included the exercise by the underwriters in full of the over-allotment option to purchase an additional 18,750,000 shares of Vesta’s common stock, at an Offering price of $31.00 US dollars per ADS.
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

The Credit Facilities

On December 18, 2024, Vesta closed a $545,000,000 Global Syndicated Sustainable Credit Facility (the "Facility") comprised of a $345,000,000 term loan available through two tranches, for three and five years, with an 18-month availability period and a $200,000,000 Revolving Credit Facility, substituting the Company’s prior $200,000,000 in-place un-drawn Revolving Credit Facility. The International Finance Corporation (IFC), BBVA, Citigroup, and Santander acted as Joint Lead Arrangers of the transaction the Facility is subject to a sustainability pricing adjustment to the applicable margins. Vesta incurred and paid debt issuance costs in an amount of $5,563,162 related to the Facility. As of December 31, 2025, the Entity made two disbursements: the first for $100,000,000 on April 8, 2025, and the second for $50,000,000 on July 31, 2025.

2.Adoption of new and amended IFRS Accounting Standards

Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates titled Lack of Exchangeability

Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates titled Lack of Exchangeability	The Entity has adopted the amendments to IAS 21 for the first time in the current year.

The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

New and amended IFRS Accounting Standards issued but not yet effective

At the date of authorization of the consolidated financial statements, the Entity has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:

Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments

Annual Improvements to IFRS Accounting Standards - Volume 11 Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial - Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial- Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows

IFRS 18 Presentation and Disclosures in Financial Statements
IFRS 19 Subsidiaries without Public Accountability: Disclosures

Amendments to IFRS 9 and IFRS 7—Amendments to the Classification and Measurement of Financial Instruments

The amendments in Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) are:

Derecognition of a financial liability settled through electronic transfer

The amendments permit an entity to deem a financial liability (or part of a financial liability) that is settled using an electronic payment system to be discharged (and derecognised) before the settlement date if specified criteria are met. If an entity elects to apply this accounting policy, it must do so for all settlements made through the same electronic payment system.

Classification of financial assets

•Contractual terms that are consistent with a basic lending arrangement.

•The amendments provide guidance on how an entity should assess whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. This is intended to assist an entity to apply the requirements for assessing contractual cash flow characteristics to financial assets with features linked to environmental, social and governance (ESG) concerns.

•Assets with non-recourse features.The amendments enhance the description of the term ‘non-recourse’, in particular to specify that a financial asset has non-recourse features if an entity’s ultimate right to receive cash flows is contractually limited to the cash flows generated by specified assets.

•Contractually linked instruments.The amendments clarify the characteristics of contractually linked instruments that distinguish them from other transactions. Specifically, the amendments highlight that in such instruments a prioritisation of payments to the holders of financial assets using multiple contractually linked instruments (tranches) is established through a waterfall payment structure, resulting in concentrations of credit risk and a disproportionate allocation of losses between the holders of different tranches. The amendments also note that not all transactions with multiple debt instruments meet the criteria of transactions with multiple contractually linked instruments. In addition, the amendments clarify that the reference to instruments in the underlying pool can include financial instruments that are not within the scope of the classification requirements.

Disclosures

Investments in equity instruments designated at FVTOCI.
The requirements in IFRS 7 are amended to require an entity to disclose the fair value gain or loss presented in other comprehensive income during the period, showing separately the fair value gain or loss that relates to investments derecognised in the period and the fair value gain or loss that relates to investments held at the end of the period.

Contractual terms that could change the timing or amount of contractual cash flows.
The amendments require an entity to disclose the contractual terms that could change the timing or amount of contractual cash flows on the occurrence (or non-occurrence) of a contingent event that does not relate directly to changes in a basic lending risks and costs. The requirements apply to each class of financial asset measured at amortised cost or FVTOCI and each class of financial liability measured at amortised cost.

The amendments are effective for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. If an entity elects to apply these amendments for an earlier period, it is required to either:

•apply all the amendments at the same time and disclose that fact or
•apply only the amendments to the classification of financial assets for that earlier period and disclose that fact.

The amendments are required to be applied retrospectively, in accordance with IAS 8, with specific exceptions.

The Management of the Entity is still assessing the impact of these amendments but anticipates that their application will not affect the Entity’s consolidated financial statements in future periods.

Annual Improvements to IFRS Accounting Standards—Volume 11

The IASB issued amendments to five IFRS Accounting Standards as part of its annual improvements process.

IFRS 1 First-time Adoption of International Financial Reporting Standards—Hedge accounting by a first-time adopter

For consistency with the requirements in IFRS 9, IFRS 1:B5-B6 were amended to refer to the ‘qualifying criteria’ for hedge accounting (instead of the ‘conditions’) and to add cross-references to IFRS 9:6.4.1 to improve the understandability of IFRS 1.

IFRS 7 Financial Instruments: Disclosures—Gain or loss on derecognition

The amendments remove an obsolete cross-reference in IFRS 7:B38 to a paragraph that had been deleted when IFRS 13 was issued and align the wording of this paragraph with the terms used in IFRS 13.

Guidance on implementing IFRS 7—Disclosure of deferred difference between fair value and transaction price

The amendments update IFRS 7:IG14 to make the wording of that paragraph consistent with IFRS 7:28 and improve the internal consistency of the wording in the example in IFRS 7:IG14.

Guidance on implementing IFRS 7—Introduction and credit risk disclosures

The amendments add a statement to IFRS 7:IG1 clarifying that the guidance does not necessarily illustrate all the requirements in the referenced paragraphs of IFRS 7. The amendments also simplify the explanation of the aspects of the requirements that are not illustrated in IFRS 7:IG20B.

IFRS 9 Financial Instruments—Derecognition of lease liabilities

The amendments add a cross-reference to IFRS 9:3.3.3 in IFRS 9.2.1(b)(ii) to clarify that, when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply IFRS 9:3.3.3 and therefore recognise any resulting gain or loss in profit or loss.

IFRS 9 Financial Instruments—Transaction price

The amendments replace ‘their transaction price (as defined in IFRS 15)’ in IFRS 9.5.1.3 with ‘the amount determined by applying IFRS 15’ to address inconsistency between IFRS 9.5.1.3 and the requirements of IFRS 15 which may require a receivable to be measured at an amount that differs from the amount of the transaction price recognised as revenue. Additionally, the reference to ‘transaction price’ (as defined in IFRS 15) is deleted from Appendix A of IFRS 9.

IFRS 10 Consolidated Financial Statements—Determination of a ‘de facto agent’

The amendments address concerns that the requirements in IFRS 10:B73-B74 might, in some situations, be contradictory. IFRS 10:B73 refers to ‘de facto agents’ as parties acting on the investor’s behalf and states that the determination of whether other parties are acting as de facto agents requires judgement. However, the second sentence of IFRS 10:B74 includes more conclusive language and states that a party is a de facto agent when those that direct the activities of the investor have the ability to direct that party to act on the investor’s behalf. The amendments update IFRS 10:B74 to use less conclusive language and to clarify that the relationship described in IFRS 10:B74 is just one example of a circumstance in which judgement is required to determine whether a party is acting as a de facto agent.

IAS 7 Statement of Cash Flows—Cost method

The amendment replaces the term ‘cost method’ with ‘at cost’ in IAS 7:37 in line with the removal of the definition of ‘cost method’ from the IFRS Accounting Standards.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted. An entity is required to apply the amendments to IFRS 9:2.1(b)(ii) to lease liabilities that are extinguished on or after the beginning of the annual reporting period in which the entity first applies that amendment. No specific transition provisions are provided in respect of the other amendments.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 Earnings per Share.

IFRS 18 introduces new requirements to:

•present specified categories and defined subtotals in the statement of profit or loss
•provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements
•improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

The Management of the Entity is still assessing the IFRS 18 adoption impacts, which are expected to be reported in the Entity’s interim financial statements for the first quarter of 2027.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

IFRS 19 establishes reduced disclosure requirements for subsidiaries that do not have public accountability and whose parent prepares consolidated financial statements under IFRS Accounting Standards. As the Entity is publicly listed and therefore meets the definition of public accountability, it is not permitted to apply IFRS 19. Consequently, this standard will not be adopted upon its effective date.

3.Material accounting policies
a.Statement of compliance
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
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

	Ownership percentage
Subsidiary/Entity	December 31, 2025	December 31, 2024	December 31, 2023	Activity

QVC, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
QVC II, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
WTN Desarrollos Inmobiliarios de México, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Baja California, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Bajío, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Querétaro, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Proyectos Aeroespaciales, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta DSP, S. de R. L. de C.V.	99.99%	99.99%	99.99%	Holds investment properties
Vesta Management, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Provides specialized administrative services
Servicio de Administración y Mantenimiento Vesta, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Provide specialized administrative services
Enervesta, S. de R.L. de C.V.	99.99%	99.99%	99.99%	Provides administrative services to the Entity
Trust CIB 2962	(1)	(1)	(1)	Vehicle to distribute shares to employees under the Long-Term Incentive plan.
(1)Employee share trust established in conjunction with the 20-20 Long Term Incentive Plan over which the Entity exercises control. As of January 8, 2026, Grupo Financiero Invex replaced CIB as trustee.

Investments in associated companies are accounted for using the equity method. As of December 31, 2025, the investment in associates, which is not consolidated, is as follows:

	Ownership percentage
Entity	2025	2024	2023	Activity

Evergreen Grid Solutions S. de R.L. de C.V.	55%	-	-	Energy renewable solutions to the Entity

d.Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

The Entity’s financial assets are classified and measured at amortized cost, as they are held within a business model whose objective is to collect contractual cash flows, and such cash flows represent solely payments of principal and interest.

The Entity’s financial assets measured at amortized cost include:

•cash and cash equivalents,
•restricted cash,
•operating lease receivables,
•other receivables, and
•security deposits paid.

The Entity does not hold financial assets within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, and all of its financial assets have contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Therefore, the Entity has no financial assets subsequently measured under fair value through other comprehensive income (FVTOCI) or under the fair value through profit and loss (FVTPL).

(i) Measurement under amortized cost and effective interest method

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

The amortized cost of a financial asset is the amount at which the financial asset is measured on initial recognition minus repayments of principal, plus the accumulated amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting any provision for loss allowance.

Interest income is recognized as realized in the consolidated statements of profit and other comprehensive income (loss) and is included in the interest income line item.

Foreign exchange gains and losses

The carrying amount of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the exchange rate at the end of each reporting period.

For financial assets measured at amortized cost that are not part of a designated hedging relationship, exchange differences are recognized in exchange gain (loss) -net in the statement of profit and other comprehensive income (loss).

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

Loss allowances for other receivables are recognized only when credit risk has increased significantly.

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

Derecognition of financial assets

The Entity derecognizes a financial asset only when the contractual rights to the cash flows expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Entity does not transfer or retain substantially all the risks and benefits of ownership and continues to control the transferred asset, the Entity recognizes its retained interest in the asset and an associated liability for the amounts due. If the Entity retains substantially all the risks and benefits of ownership of a transferred financial asset, the Entity continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Upon derecognition of a financial asset measured at amortized cost, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

e.Financial liabilities
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
The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and expenses paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

Foreign exchange gains and losses

For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments. These foreign exchange gains and losses are recognized in the ‘exchange (loss) gain - net’ line item in profit or loss for financial liabilities.

Modification of contractual cash flows

When the contractual cash flows of a financial instrument are modified and does not result in derecognition, differences between the recalculated gross carrying amount and the carrying amount before modification is recognized in profit or loss as modification gain or loss, at the date of modification.

Financial liabilities linked to a sustainability factor
For sustainability-linked bonds or credit facilities, where compliance with a sustainability factor results in a decrease in the contractual interest rate, the Entity assesses whether the contractual linkage of the interest amount to such sustainability factor meets the definition of an embedded derivative that needs to be bifurcated from the host contract and accounted for separately. To make this assessment, the Entity analyzes whether the sustainability factor is a financial or non-financial variable, which is determined by the impact of such variable on the Entity’s own credit risk.
For instruments where the sustainability factor is a financial variable, the Entity has determined that the definition of an embedded derivative is met. However, the economic characteristics and risks of the embedded derivative are deemed to be closely related to the host contract, and therefore, it is not bifurcated. When there are changes in cash flows resulting from changes in interest rates caused by the sustainability factor, the Entity revises the future cash flows and adjusts the effective interest rate accordingly, having no impact on profit or loss.
For instruments where the sustainability factor is a non-financial variable, the Entity has determined that the definition of an embedded derivative is not met. When there are changes in cash flows resulting from changes in interest rates caused by the sustainability factor, the Entity revises the future cash flows and discounts them using the original effective interest rate. The difference between the carrying amount before the change and the remeasured carrying amount is recognized immediately in profit or loss

Derecognition of financial liabilities

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
The balance as of December 31, 2025, 2024 and 2023 of short-term accounts payables was:

	December 31, 2025	December 31, 2024	December 31, 2023

Construction in-progress (1)	$5,062,001	$1,622,188	$6,421,225
Land (2)(3)	23,937,534	7,431,219	275,230
Existing properties	1,149,283	4,217,995	5,107,983
Others accounts payables	650,097	922,898	1,384,528

	$30,798,915	$14,194,300	$13,188,966
(1)At the end of fiscal year December 31, 2025, 2024, and 2023 the Entity began the construction of three, twelve and ten investment properties, respectively. The amount represents the advances according to the construction contract, which will be paid during the first quarter of the following year.

(2)During the third quarter of 2022 the Entity acquired a land reserve and signed promissory agreements for a total of $8,256,912 to be paid on quarterly installments of $91,744 starting in March 2023 plus a final payment of $7,431,219 due in June 2025; the long-term payable portion as of December 31, 2023 and 2022 is $$7,706,450 and $7,889,937, respectively. As of December 31, 2024, the remaining amount of $7,431,219 is classified as a short-term liability.
(3)During the fourth quarter of 2025, the Entity acquired a land reserve for a total of $97,020,817, of which the Entity paid $46,827,543 up front. The outstanding balance of $47,351,305 is to be paid in semiannual installments starting in April 2026 with a final payment due in October 2027; the long-term payable portion as of December 31, 2025 was $23,413,771. The outstanding balance accrues interest at an annual rate of 5.75%.
f.Cash and cash equivalents
Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, maturing within three months as of their acquisition date, which are subject to an insignificant risk of changes in value. Cash is carried at nominal value and cash equivalents are valued at fair value; any fluctuations in value are recognized in interest income of the period. Cash equivalents are represented mainly by investments in treasury certificates (CETES) and money market funds.
g.Restricted cash and security deposits
Restricted cash represents cash and cash equivalents balances held by the Entity that are only available for use under certain conditions pursuant to the long-term debt agreements entered into by the Entity (as discussed in Note 10). These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled, whereby the short-term restricted cash balance was classified within current assets under cash and cash equivalents and the long-term restricted cash was classified within security deposits made.
During 2022, the Entity paid $7.5 million to Scotiabank for the issuance of letters of credit for the National Control Energy Center (CENACE, for its acronym in Spanish) in connection to the Aguascalientes and Querétaro projects, in exchange of a guarantee. This amount will be paid back to the Entity once the project investment conditions are met.
h.Investment properties
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
An investment property is derecognized upon sale or when the investment property is permanently withdrawn from use and no future economic benefits are expected to be received from such investment property. Any gain or loss arising on derecognition of the property (calculated as the difference between the net sale proceeds and the carrying amount of the asset) is included in gain or loss on sale of investment properties in the period in which the property is derecognized.
i.Leases
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
Rights-of-use assets consist of the initial measurement of the corresponding lease liability, the lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs. Subsequent valuation is cost less accumulated depreciation and impairment losses.
If the Entity incurs an obligation arising from the costs of dismantling and removing a leased asset, restoring the place in which it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease, a provision measured in accordance with IAS 37 should be recognized. To the extent that the costs are related to a rights of use asset, the costs are included in the related rights of use asset.
Right-of-use assets are depreciated over the shorter period between the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use reflects that the Entity expects to exercise a purchase option, the related right-of-use asset is depreciated over its useful life of the underlying asset. The depreciation starts at commencement date of the lease.
Right-of-use assets are presented as a separate concept in the consolidated statement of financial position.
The Entity applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss.
Leases with variable income that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers the payments occurs and are included in the concept of “Other expenses” in the consolidated statement of profits and other comprehensive income (loss).

As a practical expedient, IFRS 16 permits a lessee not to separate the non-lease components and instead account for any lease and associated non-lease components as a single arrangement. The Entity has not used this practical expedient. For contracts that contain lease components and one or more additional lease or non-lease components, the Entity assigns the consideration of the contract to each lease component on the basis of the relative selling price method independent of the lease component and aggregate stand-alone relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.
j.Foreign currencies
The U.S. dollar is the functional currency of Vesta and all of its subsidiaries except for WTN Desarrollos Inmobiliarios de México, S. de R. L. de C. V. (“WTN”), which considers the Mexican peso as its functional currency and is considered as a “foreign operation” under IFRS Accounting Standards. However, Vesta and its subsidiaries keep their accounting records in Mexican pesos. In preparing the financial statements of each individual entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the exchange rates in effect on the dates of each transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the exchange rates in effect at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the exchange rates in effect on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.
For the purposes of presenting consolidated financial statements, the assets and liabilities of WTN are translated into U.S. dollars using the exchange rates in prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recorded in other comprehensive income.
k.Employee benefits
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
Statutory employee profit sharing (“PTU”)
PTU is recorded in the results of the year in which it is incurred and is presented in the general and administrative expenses line item in the consolidated statement of profit and other comprehensive income (loss).
As result of the recent changes to the Income Tax Law and the Labor Law, as of December 31, 2025, 2024 and 2023, PTU is determined based on taxable income, according to Section I of Article 9 of the that Law and the Article 127 of the Labor Law.
Compensated absences
The Entity creates a provision for the costs of compensated absences, such as paid annual leave, which is recognized using the accrual method.
l.Share-based payment arrangements
Share-based payment transactions of the Entity
Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 21.
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
m.Income taxes
Income tax expense represents the sum of current and deferred income tax expense.
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

2.Deferred income tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax liabilities and assets are calculated at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax laws and rates that have been enacted or substantively enacted at the reporting date.
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
n.Provisions
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
o.Revenue recognition
Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Energy income and reimbursable building services arise from tenant leases and consists on the recovery of certain operating expenses of the respective property. Such reimbursements are included in rental income in the consolidated financial statements.

p.Segment
The Entity’s primary business is the acquisition, development, and management of industrial and distribution center real estate. Vesta manages its operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions and, accordingly, has only one reporting and operating segment. As of December 31, 2025, 2024 and 2023, all of our assets and operations are derived from assets located within Mexico.
q.Other income and other expenses
Other income and other expenses consist of transactions which substantially depart from the Entity's rental income from operating leases; these mainly include the income and expenses derived from the charge and expense of energy consumption through the Entity’s infrastructure to non-tenant third-parties, insurance recoveries and others.

4.    Critical accounting judgments and key sources of estimation uncertainty

In applying the Entity’s accounting policies, which are described in Note 3, management of the Entity is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The following are the critical judgements, apart from those involving estimations, that management has made in the process of applying the Entity’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.
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

5    Cash, cash equivalents and restricted cash
For purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand and in banks, including restricted cash. Cash, cash equivalents and restricted cash at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statements of financial position as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

Cash and cash equivalents	$336,881,470	$183,993,091	$501,093,921
Current restricted cash	19,813	127,803	72,215
	336,901,283	184,120,894	501,166,136

Non-current restricted cash	735,312	735,312	735,312

Total	$337,636,595	$184,856,206	$501,901,448
Restricted cash represents balances held by the Entity that are only available for use under certain conditions pursuant to the loan agreements entered into by the Entity. Such conditions include payment of monthly debt service fee and compliance with certain covenants set forth in the loan agreement. These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled. Non-current restricted cash is classified within security deposits paid in the accompanying consolidated statements of financial position.
Non‑cash transactions

Additions to right-of-use assets during 2025 and 2024 were $1,642,797 and $362,585, respectively. The Entity did not have additions to the right-of-use asset and lease liabilities during 2023. Other non-cash investing activities related to investment properties are included in Note 8.
Changes in liabilities arising from financing activities not requiring cash relate to a decrease for the amortization of debt issuance costs for $3,127,179, $2,321,901 and $1,971,555 in December 31, 2025, 2024 and 2023, respectively and an increase for new lease liabilities for $362,585 and $635,956 in 2024 and 2022, respectively.
Investment properties additions and dividends payable are disclosed in Notes 8 and 12.4, respectively.
6.    Recoverable taxes

	December 31, 2025	December 31, 2024	December 31, 2023

Recoverable value-added tax (“VAT”)	$41,444,744	$32,763,309	$33,733,662
Recoverable income taxes	6,000,168	20,014,044	—
Other recoverable taxes	94,203	55,292	131,159

	$47,539,115	$52,832,645	$33,864,821

7.    Operating lease receivables - Net
i.The aging profile of operating lease receivables as of the dates indicated below are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

0-30 days	$8,091,816	$3,926,519	$9,338,540
30-60 days	19,157	12,684	335,498
60-90 days	46,649	109,356	146,708
Over 90 days	612,257	632,461	280,086

Total	$8,769,879	$4,681,020	$10,100,832
Pursuant to the lease agreements, rental payments should be received within 30 days following their due date; thereafter the payment is considered past due. As shown in the table above, 92%, 84%, and 92% of all operating lease receivables are current at December 31, 2025, 2024 and 2023, respectively.
All rental payments past due are monitored by the Entity; for receivables outstanding from 30 to 90 days’ efforts are made to collect payment from the respective client. Operating lease receivables outstanding for more than 30 days but less than 60 days represent 0.2%, 0.3% and 3.0% of all operating lease receivables at December 31, 2025, 2024 and 2023, respectively. Operating lease receivables outstanding for more than 60 and less than 90 days represent 1%, 2%, and 1% of all operating lease receivable at December 31, 2025, 2024 and 2023. Operating lease receivables outstanding greater than 90 days represent 7%, 14%, and 3% as of December 31, 2025, 2024 and 2023, respectively.
ii.Movement in the allowance for expected credit losses
Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of the operating lease receivable.
The following table shows the movement in the allowance for expected credit losses that has been recognized for the lease receivable:

	December 31, 2025	December 31, 2024	December 31, 2023

Balance as of January 1	$2,042,188	$2,536,893	$1,916,124
Increase in loss allowance arising from new financial assets recognized in the year	1,051,920	1,652,716	1,615,852
Decrease in loss allowance from derecognition of financial assets in the year	(2,063,723)	(2,147,421)	(995,083)

Balance as of December 31, 2025	$1,030,385	$2,042,188	$2,536,893
iii.Client concentration risk
As of December 31, 2025, 2024 and 2023 one of the Entity’s clients represent for 51% or $4,515,994, 63% or $2,970,380 and 45% or $4,525,100, respectively, of the operating lease receivables balance. The same client accounted for 4%, 5%, and 5% of the total rental income of Entity for the years ended December 31, 2025, 2024 and 2023, respectively. No other client represented more than 10% of the Entity’s total rental income during the years ended December 31, 2025, 2024 and 2023.
iv.Leasing agreements
Operating leases relate to non-cancellable lease agreements over the investment properties owned by the Entity, which generally have terms ranging between 5 to 15 years, with options to extend the term up to a total term of 20 years. Rents are customarily payable on a monthly basis, and are adjusted annually according to applicable inflation rates (US and Mexican inflation indices). Security deposits are typically equal to one or two-months’ rent. Obtaining property insurance (third party liability) and operating maintenance are obligations of the tenants.
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
v.Non-cancellable operating lease receivables
Future minimum lease payments receivable under non-cancellable operating lease agreements are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

Not later than 1 year	$262,387,963	$245,419,836	$204,723,974
Later than 1 year and not later than 2 years	232,726,281	219,689,252	185,428,586
Later than 2 years and not later than 3 years	205,507,984	188,993,507	159,216,035
Later than 3 years and not later than 4 years	174,301,343	159,770,222	131,910,956
Later than 4 years and not later than 5 years	142,297,376	129,818,124	109,066,450
Later than 5 years	332,774,369	322,152,884	273,646,065

	$1,349,995,316	$1,265,843,825	$1,063,992,066
vi.Prepaid expenses and other current assets

	December 31, 2025	December 31, 2024	December 31, 2023

Advance payments (1)	$—	$—	$19,308,297
Other accounts receivable	1,644,252	814,508	328,082
Property expenses	1,486,890	498,874	1,638,607
Prepaid expenses	1,010,115	806,163	24,406

	$4,141,257	$2,119,545	$21,299,392
1)During the second quarter of 2022 the Entity entered into an agreement for the procurement, and permissioning under certain conditions to acquire several plots of land; if the conditions were met within a period of 18 months, or an additional 18-month extension, the advance payment would be considered part of the final transaction price; otherwise approximately $1 millin would be forfeited and expensed; As of December 31, 2024, the amount was recovered.
8.    Investment properties

The Entity uses external appraisers to determine the fair value of its investment properties. The external appraisers hold recognized and relevant professional qualifications and have vast experience in the types of investment properties owned by the Entity. The external appraisers use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used to estimate the fair value of the Entity’s investment properties include assumptions, many of which are not directly observable in the market. These assumptions include: discount rates, exit cap rates, long-term NOI, inflation rates, absorption periods, and market rents.

The values, determined by the external appraisers at each reporting date are recognized as the fair value of the Entity’s investment properties at such date. The appraisers use a discounted cash flow approach to determine the fair value of land and buildings (using the expected net operating income (“NOI”) of the investment property) and a market approach to determine the fair value of land reserves. Gains or losses arising from changes in the fair values are included in the consolidated statements of profit or loss and other comprehensive income (loss) in the period in which they arise.

The Entity’s investment properties are located in Mexico, and they are classified as Level 3 in the IFRS fair value hierarchy. The following table provides information about how the fair values of the investment properties are determined (in particular, the valuation techniques and inputs used).

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value/range	Relationship of unobservable inputs to fair value

Buildings and land	Level 3	Discounted cash flows	Discount rate	2025: 8.00% to 12.14% 2024: 7.25% to 12.26% 2023: 7.00% to 12.21%	The higher the discount rate, the lower the fair value.

			Exit cap rate	2025: 6.50% to 9.25% 2024: 6.50% to 9.25% 2023: 6.50% to 8.99%	The higher the exit cap rate, the lower the fair value.

			Long-term NOI	Based on contractual rent and then on market related rents	The higher the NOI, the higher the fair value.

			Inflation rates	Mexico: 3.6% to 4.00%, in 2025 3.6% to 4.00% in 2024 3.6% to 4.3%, in 2023 U.S.: 2.2% to 3.0%, in 2025 2.3% to 3.0%, in 2024 2.1% to 3.0% in 2023	The higher the inflation rate, the higher the fair value.

			Absorption period	12 months of average	The shorter the absorption period, the higher the fair value

			Market related rents	Depending on the park/state	The higher the market rent the higher the fair value

Land reserves	Level 3	Market comparable	Price per acre	Weighted average price per acre is $256,565 in 2025, $173,772 in 2024 and $195,196 in 2023.	The higher the price, the higher the fair value.
Fair value sensitivity:
The following table presents a sensitivity analysis to the impact of 10 basis points (“bps”) of the discount rates and exit cap rate and the aggregated impact, in absolute terms, of these two on fair values of the investment properties – land and buildings representing leased land and buildings valued used the discounted cash flows method. An increase/decrease in discount rates and exit cap rate will decrease/increase the building and land valuation as of December 31, 2025, 2024 and 2023:

	December 31, 2025
	Impact of +/- 10 bps on exit cap rate	Impact of +/- 10 bps on discount rate	Impact of +/- 10 bps on exit cap rate and discount rate

Buildings and land	$24,833,471	$25,561,773	$49,910,035

	December 31, 2024
	Impact of +/- 10 bps on exit cap rate	Impact of +/- 10 bps on discount rate	Impact of +/- 10 bps on exit cap rate and discount rate

Buildings and land	$24,274,027	$25,108,166	$49,480,971

	December 31, 2023
	Impact of +/- 10 bps on exit cap rate	Impact of +/- 10 bps on discount rate	Impact of +/- 10 bps on exit cap rate and discount rate

Buildings and land	$14,622,874	$15,652,178	$36,530,020
The table below sets forth the aggregate values of the Entity’s investment properties for the years indicated:

	December 31, 2025	December 31, 2024	December 31, 2023

Buildings and land	$3,854,280,000	$3,686,540,000	$3,167,770,000
Land improvements	769,567	769,567	16,277,544
Land reserves	315,650,000	114,321,825	138,380,000
	4,170,699,567	3,801,631,392	3,322,427,544
Less: Cost to conclude construction in-progress	(41,255,642)	(104,863,123)	(110,263,380)

Balance at end of year	$4,129,443,925	$3,696,768,269	$3,212,164,164
The reconciliation of investment properties is as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

Balance at beginning of year	$3,696,768,269	$3,212,164,164	$2,738,465,276
Additions	377,740,002	232,948,847	259,757,058
Foreign currency translation effect	8,370,535	(16,639,636)	13,001,109
Disposal of investment properties	(5,100,000)	(2,452,767)	(42,519,100)
Writte-offs from casualties	(409,945)	—	—
Gain on revaluation of investment properties	52,075,064	270,747,661	243,459,821

Balance at end of year	$4,129,443,925	$3,696,768,269	$3,212,164,164
A total of $53,562,589, $13,271,401, and $19,510,889 additions to investment properties related to land reserves and new buildings that were acquired from third parties, were not paid as of December 31, 2025, 2024 and 2023, respectively, and were therefore excluded from the consolidated statements of cash flows for those years.
A total of $12,756,715, $11,460,410 and $15,884,322 of December 31, 2024, 2023 and 2022 additions were paid during 2025, 2024 and 2023, respectively and were included in the 2025, 2024 and 2023 consolidated statement of cash flows.
On August 5, 2025, the Entity sold investment property located in Chihuahua totaling 135,310 square feet for $5,500,000, the cost associated with the sale was $5,100,000, generating a gain in sale of investment property of $400,000.
On April 7, 2025, the Entity recognized a loss related to the investment properties in Baja California, the cost associated with the casualty was $409,945.

On January 24, 2024, the Entity sold a land reserve located in Queretaro, totaling 64,583 square feet, for $780,000. The cost associated with this sale was $530,000, resulting in a gain of $250,000. Additionally, the Entity sold a land reserve located in Aguascalientes, totaling 699,654 square feet, for $4,290,000. The cost associated with this sale was $1,922,767, resulting in a gain of $2,367,233.

During 2023, the Entity reached an agreement to sell a land reserve located in Aguascalientes totaling 914,932 square feet for $5,057,500. Additionally, the Entity sold a 313,410 square feet building in Tijuana for $37,000,000, the cost associated with the sales was $42,519,100, resulting in a total loss of $461,600 from the sale of both investment properties.
During 2007, the Entity entered into an agreement to build the Queretaro Aerospace Park, which consists of a Trust created by the Government of the State of Queretaro, as grantor (fideicomitente), Aeropuerto Intercontinental de Querétaro, S. A. de C. V., as a participant for the purposes of granting its consent, Bombardier Aerospace México, S.A. de C.V., as beneficiary (fideicomisario), and BBVA Bancomer, S.A., as Trustee (fiduciario), to which the Entity, through its subsidiary, Proyectos Aeroespaciales, S. de R. L. de C. V. (PAE), adhered as grantee and beneficiary. The Government of the State of Queretaro contributed certain rights to the Trust, including rights to use the land and the infrastructure built by the state of Queretaro, allowing PAE to build and lease buildings for a total period equivalent to the term of the concession granted to the Aerospace Park; the remaining term is approximately 39 years as of December 31, 2025.
PAE is the only designated real estate developer and was granted the right to use the land and infrastructure to develop industrial facilities thereon, lease such industrial facilities to companies in the aerospace and related industries and to collect the rents derived from the lease of the industrial facilities, for a period of time equivalent to the remaining term of the airport concession (approximately 32 years as of December 31, 2025). With respect to such rights, all construction, addition and improvements made by Proyectos Aeroespaciales to the contributed land (including without limitation, the industrial facilities) will revert in favor of the Government of the State of Queretaro at the end of the term of the Trust, for zero consideration.
During 2013, the Entity entered into an agreement with Nissan Mexicana, S.A. de C.V. (“Nissan”) to build and lease to Nissan the Douki Seisan Park (“DSP Park”) located in Aguascalientes, Mexico. The land where the DSP Park is located is owned by Nissan. On July 5, 2012, Nissan created a Trust (Trust No. F/1704 with Deutsche Bank México, S.A. as Trustee) to which the Entity (through one of its subsidiaries, Vesta DSP, S. de R.L. de C.V), is beneficiary and was granted the use of the land, for a period of time equivalent to the remaining term of the concession ( approximately 38 years as of December 31, 2025). The infrastructure and all the related improvements were built by and are managed by the Entity.
Some of the Entity’s investment properties have been pledged as collateral to secure its long-term debt, the long-term debt is secured by 20 investment properties with a fair value of $264,320,000, as of December 31, 2025.
9.    The Entity as lessee
1.Right-of-use asset:

Rights-of-use	January 1, 2025	Additions	Disposals	December 31, 2025

Office space	$2,552,121	$1,276,841	$-	$3,828,962
Vehicles and office furniture	1,154,358	365,956	-	1,520,314

Cost of rights-of-use	$3,706,479	$1,642,797	$-	$5,349,276

Depreciation of rights-of-use	January 1, 2025	Additions	Disposals	December 31, 2025

Office space	$(2,395,065)	$(441,123)	$-	$(2,836,188)
Vehicles and office furniture	(777,622)	(316,251)	-	(1,093,873)
Accumulated depreciation	(3,172,687)	(757,374)	-	(3,930,061)

Total	$533,792	$885,423	$-	$1,419,215

Rights-of-use	January 1, 2024	Additions	Disposals	December 31, 2024

Office space	$2,552,121	$—	$-	$2,552,121
Vehicles and office furniture	791,773	362,585	-	1,154,358

Cost of rights-of-use	$3,343,894	$362,585	$-	$3,706,479

Depreciation of rights-of-use

Office space	$(1,961,025)	$(434,040)	$-	$(2,395,065)
Vehicles and office furniture	(548,670)	(228,952)	-	(777,622)
Accumulated depreciation	(2,509,695)	(662,992)	-	(3,172,687)

Total	$834,199	$(300,407)	$-	$533,792

Rights-of-use	January 1, 2023	Additions	Disposals	December 31, 2023

Office space	$2,552,121	$—	$-	$2,552,121
Vehicles and office furniture	791,773	—	-	791,773

Cost of rights-of-use	$3,343,894	$—	$-	$3,343,894

Depreciation of rights-of-use

Office space	$(1,508,871)	$(452,154)	$-	$(1,961,025)
Vehicles and office furniture	(417,078)	(131,592)	-	(548,670)
Accumulated depreciation	(1,925,949)	(583,746)	-	(2,509,695)

Total	$1,417,945	$(583,746)	$-	$834,199
2.Lease obligations:

	January 1, 2025	Additions	Disposals	Interests accrued	Repayments	December 31, 2025

Lease liabilities	$558,116	$1,642,797	$	$89,414	$(834,281)	$1,456,046

	January 1, 2024	Additions	Disposals	Interests accrued	Repayments	December 31, 2024

Lease liabilities	$897,651	$362,585	$-	$88,691	$(790,811)	$558,116

	January 1, 2023	Additions	Disposals	Interests accrued	Repayments	December 31, 2023

Lease liabilities	$1,503,939	$-	$-	$103,611	$(709,899)	$897,651

3.Maturity analysis of lease liabilities:

Finance lease liabilities	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023

Less than 1 year	$717,288	$445,054	$662,388
Later than 1 year and not later than 5 years	864,080	161,166	301,099
	1,581,368	606,220	963,487
Less: future finance cost	(125,322)	(48,104)	(65,836)

Total lease liability	$1,456,046	$558,116	$897,651

Lease - short term	$641,300	$408,373	$607,481
Lease liabilities- long term	814,746	149,743	290,170

Total lease liability	$1,456,046	$558,116	$897,651
10.    Long-term debt

On September 24, 2025, the Entity issued Senior Notes for a principal amount of 500,000,000 and maturity on January 30, 2033. The Notes were issued pursuant to an indenture entered into among the Entity, and The Bank of New York Mellon, which acted as trustee, register, paying agent, and transfer agent. The Notes were guaranteed on a senior unsecured basis. The notes bear semiannual interest at a rate of 5.500%. As of December 31, 2025, the cost of such debt issuance was $5,350,706.

On December 18, 2024, Vesta closed the previously announced $545,000,000 Global Syndicated Sustainable Credit Facility (the "Facility") comprised of a $345,000,000 term loan available through two tranches, for three and five years, with an 18-month availability period and a $200,000,000 Revolving Credit Facility, substituting the Entity prior $200,000,000 in-place un-drawn Revolving Credit Facility. The International Finance Corporation (IFC), BBVA, Citigroup, and Santander acted as Joint Lead Arrangers of the transaction. Tranche I - Three-year 172,500,000 Term Loan, at the equivalent coupon of SOFR plus a 130 basis points applicable margin. Tranche II - Five-year 172,500,000 Term Loan at the equivalent coupon of SOFR plus a 150 basis points applicable margin. Revolving Credit Facility – Four-year $200,000,000 facility at the equivalent coupon of SOFR plus a 150 basis points applicable margin. The three tranches of the Credit Facility are subject to a sustainability pricing adjustment to the applicable margins, equivalent to a reduction of five basis points, which is subject to the Entity compliance of its annual KPI target related to the total certified gross leasable area of the Entity sustainability certified buildings. The Entity paid debt issuance costs in an amount of $5,563,162.

On September 1, 2022, the Entity obtained a three-year unsecured sustainability-linked revolving credit facility for $200 million. This loan bears interest at a rate of SOFR plus 1.60 percentage points. As a part of such revolving credit, Vesta paid debt issuance costs in an amount of $1,339,606. As of December 31, 2024, this revolving credit facility was replaced by Global Syndicated Sustainable Credit Facility mentioned in the preceding paragraph.
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
On May 31, 2018, the Entity entered into an agreement for the issuance and sale of Series A Senior Note of $45,000,000 due on May 31, 2025, and Series B Senior Note of $45,000,000 due on May 31, 2028. Each Series A Note and Series B Note bear interest on the unpaid balance at the rates of 5.50% and 5.85%, respectively. In March 2025, the Entity paid the principal of Series A Senior Notes.

On November 1, 2017, the Entity entered into a loan agreement with Metropolitan Life Insurance Company for $118,000,000 due on December 1, 2027. This loan bears interest at a rate of 4.75%.

On September 22, 2017, the Entity entered into an agreement for an issuance and sale Series A Senior Note of $65,000,000 due on September 22, 2024, and Series B Senior Note of $60,000,000 due on September 22, 2027. Each Series A Note and Series B Note bears interest on the unpaid balance of such Series A Note and Series B Note at the rates of 5.03% and 5.31%, respectively, payable semiannually on the September 22 and March 22 of each year. In August 2024, the Entity paid the principal of Series A Senior Notes according to the agreement.
On July 27, 2016, the Entity entered into a 10-year loan agreement with Metropolitan Life Insurance Company (“MetLife”) for a total amount of $150,000,000 due on August 2026.

The long-term debt is comprised by the following notes:

Loan	Amount	Annual interest rate	Monthly amortization	Maturity	December 31, 2025	December 31, 2024	December 31, 2023

MetLife 10-year	150,000,000	4.55%	(1)	August 2026	—	141,711,651	144,266,224
Series A Senior Note	65,000,000	5.03%	(3)	September 2024	—	—	65,000,000
Series B Senior Note	60,000,000	5.31%	(3)	September 2027	60,000,000	60,000,000	60,000,000
Series A Senior Note	45,000,000	5.50%	(3)	May 2025	—	45,000,000	45,000,000
Series B Senior Note	45,000,000	5.85%	(3)	May 2028	45,000,000	45,000,000	45,000,000
MetLife 10-year	118,000,000	4.75%	(2)	December 2027	100,634,841	102,334,454	103,955,374
MetLife 8-year	26,600,000	4.75%	(1)	August 2026	—	25,183,482	25,620,991
Series RC Senior Note	70,000,000	5.18%	(4)	June 2029	70,000,000	70,000,000	70,000,000
Series RD Senior Note	15,000,000	5.28%	(5)	June 2031	15,000,000	15,000,000	15,000,000
Vesta ESG Global bond 35/8 05/31	350,000,000	3.63%	(6)	May 2031	350,000,000	350,000,000	350,000,000
Facility - Tranche I	75,000,000	SOFR + 130 bp	(7)	December 2027	75,000,000	—	—
Facility - Tranche II	75,000,000	SOFR + 150 bp	(7)	December 2029	75,000,000	—	—
Senior Notes 2033	500,000,000	5.50%	(8)	January 2033	500,000,000	—	—
					1,290,634,841	854,229,587	923,842,589

Less: Current portion					(1,782,124)	(49,856,047)	(69,613,002)

Less: Direct issuance cost					(15,433,448)	(7,178,913)	(8,655,835)

Total Long-term debt					$1,273,419,269	$797,194,627	$845,573,752
(1)On July 22, 2016 the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. In March 2021, under this credit facility, an additional loan was contracted for $26,600,000 bearing interest on a monthly basis at a fixed interest rate of 4.75%. Principal amortization over the two loans commenced on September 1, 2023. This credit facility was guaranteed with 47 of the Entity’s properties. On October 9, 2025, the Entity settled its debt ahead of schedule.
(2)On November 1, 2017, the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. The loan bears monthly interest only for 60 months and thereafter monthly amortizations of principal and interest until it matures on December 1, 2027. This loan is secured by 20 of the Entity’s investment properties under a Guarantee Trust. On November 28, 2023, the Entity prepaid $12,194,600 associated with the sale of one investment property under the Guarantee trust.

(3)Series A Senior Notes and Series B Senior Notes are not secured by investment properties of the Entity.
The interest on these notes is paid on a monthly basis. As of December 31, 2024, the first tranche of Series A Senior Notes amounting to $65,000,000 was classified within the current portion of long-term debt and subsequently settled in August 2024. As of December 31, 2024, the second tranche, amounting to $45,000,000 and maturing in May 2025, is also included in the current portion of long-term debt.

(4)On June 25, 2019, the Entity entered into a 10-year senior notes series RC to various financial institutions, interest on these loans is paid on a semiannual basis beginning on December 14, 2019.
The note payable matures on June 14, 2029. Five of its subsidiaries are jointly and severally liable for the repayment of these notes.
(5)On June 25, 2019, the Entity entered into a 12-year note payable to various financial institutions, interest on these loans is paid on a semiannual basis beginning December 14, 2019. The note payable matures on June 14, 2031. Five of its subsidiaries are joint obligators under these notes payable.
(6)On May 13, 2021, the Entity offered $350,000,000 Senior Notes, Vesta ESG Global bond 35/8 05/31 with maturity on May 13, 2031. Interest is paid on a semiannual basis at an annual interest rate of 3.625%. The cost incurred for this issuance was $7,746,222.

(7)On April 8, 2025, the Entity executed a drawdown of $100,000,000 from the Facility loan, apportioned into two tranches of $50,000,000 each, with maturities of three and five years, respectively. On July 30 and 31, 2025, the Entity executed a drawdown of $50,000,000 from the Facility loan, apportioned into two tranches of $25,000,000 each, with maturities of three and five years, respectively.

(8)On September 30, 2025, the Entity offered $500,000,000 Senior Notes with maturity on Jan 30, 2033. Interest is paid on a semiannual basis. The transaction costs related with this issuance amount to $5,350,706.

These credit agreements require the Entity to maintain certain financial and to comply with certain affirmative and negative covenants. The Entity is in compliance with such covenants as of December 31, 2025.
The credit agreements also entitle MetLife to withhold certain amounts deposited by the Entity in a separate fund as guarantee deposits for the debt service and tenants guarantee deposits of the Entity’s investment properties pledged as collateral. Such amounts are presented as security deposits paid in the consolidated statement of financial position.
Scheduled maturities and periodic amortization of long-term debt are as follows:

2027	233,852,717
2028	45,000,000
2029	145,000,000
2030	—
Thereafter	865,000,000
Less: direct issuance cost	(15,433,448)

Total long-term debt	$1,273,419,269
11.    Employee benefits
The analysis of the employee benefit liabilities recorded in the consolidated financial statements is detailed below:
Assumptions: The Entity performs an annual evaluation of the reasonableness of the assumptions used in the calculations of the defined benefit obligations, the post-employment and other long-term employee benefits.
The principal long-term assumptions used in determining the retirement plan, seniority premium and the current service cost are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

Financial:
Discount rate	9.60%	11.40%	9.80%
Rate of salary increase	5.00%	5.00%	5.00%
Rate of minimum wage increase	4.00%	5.00%	5.00%
Inflation rate	4.00%	4.00%	4.00%
Biometric:
Mortality	EMSSA-09	EMSSA-09	EMSSA-09
Incapacity	EMSSIH-97	EMSSIH-97	EMSSIH-97
Retirement age	65 years	65 years	65 years
Rotation	20% / 100%	20% / 100%	20% / 100%
In Mexico, the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”), which includes a yield curve. In this case, the expected rates were taken from a yield curve of the Federation Treasury Certificate (known in Mexico as CETES), because there is no deep market for high quality corporate obligations in Mexican pesos.

Balance of liabilities for defined benefit obligations:

	December 31, 2025	December 31, 2024	December 31, 2023

Seniority premium
Net defined benefit liability	$99,674	$58,160	$40,453

Retirement plan
Net defined benefit liability	3,563,204	2,182,265	1,479,337

Employee benefit liability	$3,662,878	$2,240,425	$1,519,790
Considering the materiality of labor liabilities, Vesta does not include sensitivity analysis of the actuarial assumptions.
Vesta presents a maturity analysis to facilitate understanding of the effect of the defined benefit plan on the timing, amount and uncertainty in the entity's future cash flows:
Based on our assumptions, the benefit amounts expected to be paid in the following years are as follows:

Assumption	Seniority premium	Retirement Plan

2026	28,938	2,404,063
2027	9,354	258,547
2028	7,328	132,533
2029	6,182	114,640
2030	12,953	491,415
2031 onwards	34,919	162,006
12.    Capital stock
1.Capital stock as of December 31, 2025, 2024 and 2023 is as follows:

	December 31, 2025		December 31, 2024		December 31, 2023
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Fixed capital
Series A	5,000	$3,696	5,000	$3,696	5,000	$3,696
Variable capital
Series B	846,012,932	579,974,484	857,129,276	585,483,561	870,104,128	591,596,417

Total	846,017,932	$579,978,180	857,134,276	$585,487,257	870,109,128	$591,600,113

2.Treasury shares
As of December 31, 2025, 2024 and 2023 total treasury shares are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

Treasury shares (1)	29,870,992	18,937,036	5,721,638
Shares in Long-term incentive plan trust (2)	8,605,614	8,415,124	8,655,670

Total Treasury shares	38,476,606	27,352,160	14,377,308
(1)Treasury shares are not included in the total capital stock of the Entity; they represent the total stock outstanding under the repurchase program approved by the resolution of the general ordinary stockholders meeting on March 13, 2020.
(2)Shares in long-term incentive plan trust are not included in the total capital stock of the Entity. The trust was established in 2018 in accordance with the resolution of the general ordinary stockholders meeting on January 6, 2015, as the 20-20 Long Term Incentive Plan, this compensation plan was extended for the period 2021 to 2025, “Long Term Incentive Plan” by a resolution of the general ordinary stockholders meeting on March 13, 2020. The trust was created by the Entity as a vehicle to distribute shares to employees under the mentioned incentive plan (see Note 21) and it is consolidated by the Entity. The shares granted to the eligible executives and deposited in the trust accrue dividends for the employee any time the ordinary shareholders receive dividends and those dividends do not need to be returned to the Entity if the executive forfeits the granted shares.
3.Fully paid ordinary shares

	Number of shares	Amount	Additional paid-in capital

Balance as of January 1, 2023	679,702,740	$480,623,919	$460,677,234

Vested shares	4,156,388	2,204,586	8,048,945
Equity Issuance	186,250,000	108,771,608	466,218,277

Balance as of December 31, 2023	870,109,128	591,600,113	934,944,456

Vested shares	4,257,018	2,475,270	6,355,460
Repurchase of shares	(17,231,870)	(8,588,126)	(35,577,664)

Balance as of December 31, 2024	857,134,276	585,487,257	905,722,252

Vested shares	4,227,426	2,045,268	6,964,825
Share-based payments	126,226	65,627	283,509
Repurchase of shares	(15,469,996)	(7,619,972)	(28,795,873)

Balance as of December 31, 2025	846,017,932	$579,978,180	$884,174,713
4.Dividend payments

Pursuant to a resolution of the General Ordinary Stockholders Meeting on March 19, 2025, the Entity declared dividends totaling $69,537,973, approximately $0.081 per share, to be paid in four equal installments of $17,384,493 each. The first three installments were paid on April 15, 2025, July 15, 2025, and October 15, 2025. As of December 31, 2025, the remaining unpaid dividend amounts to $17,384,493.

Pursuant to a resolution of the General Ordinary Stockholders Meeting on March 30, 2024, the Entity declared dividends totaling $64,686,487, approximately $0.074 per share, to be paid in four equal installments of $16,171,622 each. The first three installments were paid on April 16, 2024, July 15, 2024, and October 15, 2024. As of December 31, 2024, the remaining unpaid dividend amounts to $16,171,622.
Pursuant to a resolution of the general ordinary stockholders meeting on March 30, 2023, the Entity declared a dividend of $60,307,043, approximately $0.089 per share. The dividend were paid in four equal installments of $15,076,761 due on April 17, 2023, July 15, 2023, October 15, 2023 and January 15, 2024. As of December 31, 2023, the unpaid dividends are $15,155,311.
All dividends per share are shown as the dividend decreed between the number of shares at the closing of each year.
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
Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of common stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason.
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
Retained earnings that may be subject to withholding of up to 10% on distributed dividends is as follows:

Period	Amount	Reinvested earnings	Distributed earnings (1)	Amount that may be subject to withholding	Amount not subject to withholding

Retained earnings through December 31,
2018	93,060,330	93,060,330	93,060,330	-	$-
2019	134,610,709	134,610,709	63,705,615	70,905,094	$-
2020	66,956,082	66,956,082	-	66,956,082	$-
2021	173,942,373	173,942,373	-	173,942,373	$-
2022	243,624,754	243,624,754	-	243,624,754	$-
2023	316,637,512	316,637,512	-	316,637,512	$-
2024	223,346,346	223,346,346	—	223,346,346	$-
2025	241,902,323	241,902,323	—	241,902,323	$-
(1)Dividend paid in 2025, 2024 and 2023 were distributed from earnings generated in 2019 and 2018.

5.Earnings per share
The amounts used to determine earnings per share are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

Basic Earnings per share
Earnings attributable to ordinary shares outstanding	$241,902,323	$223,346,346	$316,637,512
Weighted average number of ordinary shares outstanding	848,886,574	871,369,551	756,961,868
Basic Earnings per share	0.2850	0.2563	0.4183

Diluted Earnings per share
Earnings attributable to ordinary shares outstanding and shares in Long-term Incentive Plan	$241,902,323	$223,346,346	$316,637,512
Weighted average number of ordinary shares plus shares in Long-term Incentive Plan	861,120,880	883,292,759	768,845,264
Diluted earnings per share	0.2809	0.2529	0.4118
Shares held in the Incentive Plan trust accrue dividends, which are irrevocable, regardless if the employee forfeits the granted shares.
13.    Rental income

	December 31, 2025	December 31, 2024	December 31, 2023

Rents	$259,170,211	$231,222,791	$200,267,401
Reimbursable building services	14,438,374	13,155,755	11,240,202
Energy income	9,584,785	7,571,958	1,940,693

	$283,193,370	$251,950,504	$213,448,296
14.    Property operating costs and general and administrative expenses
1.Property operating costs consist of the following:
a.Direct property operating costs from investment properties that generated rental income during the year:

	December 31, 2025	December 31, 2024	December 31, 2023

Real estate tax	$3,745,186	$3,202,144	$2,658,183
Insurance	1,599,220	1,323,142	1,062,027
Maintenance	2,209,226	2,521,060	2,083,252
Structural maintenance accrual	—	115,727	111,851
Trust fees	—	117,953	114,062
Other property related expenses	6,690,622	5,959,809	5,344,889
Energy costs	9,860,221	8,004,325	2,102,060

	$24,104,475	$21,244,160	$13,476,324

b.Direct property operating costs from investment properties that did not generate rental income during the year:

	December 31, 2025	December 31, 2024	December 31, 2023

Real estate tax	$611,498	$551,697	$683,843
Insurance	95,607	49,521	33,298
Maintenance	662,752	637,403	625,648
Other property related expenses	2,801,466	2,109,652	3,420,609
	4,171,323	3,348,273	4,763,398

Total property operating costs	$28,275,798	$24,592,433	$18,239,722
2.General and administrative expenses consist of the following:

	December 31, 2025	December 31, 2024	December 31, 2023

Employee annual salary plus employee benefits	$15,831,962	$15,243,386	$14,751,539
Other administrative expenses	4,464,675	4,528,998	3,131,556
Auditing, legal and consulting expenses	2,305,781	2,341,323	2,357,281
Property appraisal and other fees	598,305	599,347	572,207
Marketing expenses	839,851	998,198	948,211
Other	96,700	68,477	379,198
	24,137,274	23,779,729	22,139,992

Depreciation	1,724,637	1,416,026	1,578,073
Share-based compensation expense – Note 21.3	9,630,465	8,982,488	8,001,830

Total	$35,492,376	$34,178,243	$31,719,895
15.    Other income

	December 31, 2025	December 31, 2024	December 31, 2023

Non-tenant electricity income	$3,600,064	$3,669,456	$2,191,789
Insurance recovery	969,032	139,412	2,447,112
Inflationary effect on tax recovery	2,057,928	328,128	188,750
Others	191,161	170,960	310,507

Total	$6,818,185	$4,307,956	$5,138,158

16.    Other expenses

	December 31, 2025	December 31, 2024	December 31, 2023

Non-tenant electricity expense	$3,233,510	$3,266,224	$1,834,479
Commissions paid	140,804	228,050	127,513
Others	149,223	1,658,111	1,075,121

Total	$3,523,537	$5,152,385	$3,037,113
17.    Finance cost

	December 31, 2025	December 31, 2024	December 31, 2023

Interest on loans	$53,099,773	$41,939,489	$44,335,420
Loan prepayment fees	3,127,179	2,321,901	1,971,555

Total	$56,226,952	$44,261,390	$46,306,975
18.    Income taxes
The Entity is subject to ISR. The statutory ISR rate is 30%.
18.1Income taxes are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

ISR expense:
Current	$56,138,103	$31,892,785	$91,953,099
Deferred	(64,069,427)	170,924,088	(26,969,516)

Total income taxes	$(7,931,324)	$202,816,873	$64,983,583
18.2The effective ISR rates for fiscal December 31, 2025, 2024 and 2023 differ from the statutory rate as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

Statutory rate	30%	30%	30%
Effects of exchange rates on tax balances	(38%)	22%	(2%)
Effects of inflation	5%	(4%)	(11%)

Effective rate	(3%)	48%	17%

18.3The main items originating the deferred tax liability are:

	December 31, 2025	December 31, 2024	December 31, 2023

Deferred ISR assets (liabilities):
Investment properties	$(384,260,701)	$(463,955,158)	$(279,051,207)
Effect of tax loss carryforwards	-	18,872,423	6,076
Other provisions and prepaid expenses	2,976,264	2,240,031	2,134,624

Deferred income taxes – Net	$(381,284,437)	$(442,842,704)	$(276,910,507)

To determine deferred tax the Entity applied the applicable tax rates to temporary differences based on their estimated reversal dates.

The benefits of the effect of tax loss carryforwards pending amortization of which the deferred income tax asset has already been recognized can be recovered by complying with certain requirements. The amount of tax loss to be amortized amounts to $62,908,075, which matures in 2034. As of December 31, 2025 the tax loss carryforwards were fully applied.

18.4A reconciliation of the changes in the deferred tax liability balance is presented as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

Deferred tax liability at the beginning of the period	$(442,842,704)	$(276,910,507)	$(299,979,693)
Movement included in profit or loss	64,069,427	(170,924,088)	26,969,522
Movement included in other comprehensive income	(2,511,160)	4,991,891	(3,900,336)

Deferred tax liability at the end of the year	$(381,284,437)	$(442,842,704)	$(276,910,507)
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

The leverage ratio at end of following reporting periods was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

Debt, excluding direct issuance costs	$1,275,201,393	$847,050,674	$915,186,754
Cash, cash equivalents and restricted cash	(336,901,283)	(184,120,894)	(501,166,136)
Net debt	938,300,110	662,929,780	414,020,618

Equity	2,747,756,742	2,597,284,183	2,486,968,425

Net debt to equity ratio	34%	26%	17%
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
19.5Market risk
The Entity’s activities expose it primarily to the financial risks of changes in interest rates (see 19.8 below) and foreign currency exchange rates (see 19.6 below).
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

The carrying amounts of the Entity’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period as well as the relevant exchange rates are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Exchange rates:
Mexican pesos per US dollar at the end of the period	17.9667	20.2683	16.8935
Mexican pesos per US dollar average during the year	19.2245	18.3024	17.7576

Monetary assets:
Mexican pesos	$160,173,519	$133,306,435	$120,056,104
US dollars	405,501	187,685	21,161

Monetary liabilities:
Mexican pesos	$10,858	$3,258,294	$14,408,011
US dollars	3,200	30,313,189	30,777,579
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

	December 31, 2025	December 31, 2024	December 31, 2023

Profit or loss impact:
Mexican peso - 10% appreciation - gain	$(1,485,134)	$(1,107,520)	$100,921
Mexican peso - 10% depreciation - loss	1,815,164	1,353,635	(123,347)
U.S. dollar - 10% appreciation – loss	722,802	(61,059,275)	(51,958,356)
U.S. dollar - 10% depreciation – gain	(722,802)	61,059,275	51,958,356

19.8Credit risk management
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
19.9Liquidity risk management
If the Entity is unable to raise additional debt or equity, its results of operations could suffer. The Entity closely monitors the maturity of its financial liabilities and the cash needs of its operations. It prepares and provides a detailed cash flow analysis on a quarterly basis and presents it to its board of directors. Decisions are made to obtain new financing or limit cash investments in order to maintain a healthy projected cash balance.

Most the Entity's financial liabilities are settled within a period of less than twelve months. The maturities of the long-term debt as of December 31, 2025, 2024 and 2023 is as follows:

December 31, 2025	Weighted average interest rate %	1 to 3 months	3 months to 1 year	1 to 4 years	5 or more years	Total

Long-term debt		$437,641	$1,192,725	$424,004,475	$865,000,000	$1,290,634,841
Long-term payable		—	23,937,534	23,413,771	—	47,351,305
Accrued interest	4.98%	9,663,036	35,633,179	205,603,696	57,291,667	308,191,578

		$10,100,677	$60,763,438	$653,021,942	$922,291,667	$1,646,177,724

December 31, 2024	Weighted average interest rate %	1 to 3 months	3 months to 1 year	1 to 4 years	5 or more years	Total

Long-term debt		$1,219,162	$2,417,352	$485,593,073	$365,000,000	$854,229,587
Accrued interest	4.98%	6,349,288	19,356,107	109,696,698	21,873,658	157,275,751

		$7,568,450	$21,773,459	$595,289,771	$386,873,658	$1,011,505,338

December 31, 2023	Weighted average interest rate %	1 to 3 months	3 months to 1 year	1 to 4 years	5 or more years	Total

Long-term debt		$1,143,783	$67,306,362	$420,392,444	$435,000,000	$923,842,589
Accrued interest	4.98%	17,523,667	20,701,788	118,441,437	29,034,658	185,701,550

		$18,667,450	$88,008,150	$538,833,881	$464,034,658	$1,109,544,139
19.10Fair value of financial instruments
19.10.1 Fair value of financial assets that are measured at fair value on a recurring basis
The Entity’s investments are classified as level 1 in the IFRS 13 fair value hierarchy since they are traded in an active market.
19.10.2 Fair value of financial instruments carried at amortized cost
The fair value of long-term debt and its related current portion as of December 31, 2025, 2024 and 2023 is $1,288,045,678, $872,529,999 and $881,873,634, respectively. This measurement is classified as level 2 since management uses an adjusted observable discount rate to determine fair value of debt.

Management considers that the carrying amounts of all other financial assets and other financial liabilities recognized in the consolidated financial statements approximate their fair values.

20.    Transactions and balances with related parties
Compensation of key management personnel
The remuneration of Entity’s management and key executives is determined by the remuneration committee taking in to account the individual performance of the officer and market trends. The performance bonus selected for share-based compensation includes a 20% premium (Equity plus).
The following table details the general and administrative expense of the annual salary plus short-term benefits as well as the Long-term incentive plan and Equity plus that are reflected in the general and administrative expense of the Entity:

	December 31, 2025	December 31, 2024	December 31, 2023

Employee annual salary plus employee benefits	$7,139,037	$6,973,526	$7,128,490
Share-based compensation expense (Note 21.3)	9,072,796	8,982,488	8,001,830

	$16,211,833	$15,956,014	$15,130,320

Number of key executives	25	25	23

The following table details the general and administrative expense of the board members compensation in shares, that are reflected in the general and administrative expense of the Entity:

	December 31, 2025	December 31, 2024	December 31, 2023

Share-based compensation expense to board members	$557,668	$—	$—

	$557668	$—	$—

Number of board members	16	—	—

Transactions and balances with associates

Transactions with associates carried out in the ordinary course of business as of December 31, 2025, were as follows: income and expense of $42,923 and $144,531, respectively. In addition, balances with associates included accounts receivable and accounts payable of $25,995 and $33,353, respectively.

21.    Share-based payments
21.1Details of the share-based plans of the Entity
Currently grants shares to its executives and employees as follows:

i.A trust was established in 2018 by the resolution of the general ordinary stockholders meeting on January 6, 2015, as the "20-20 Long Term Incentive Plan," this compensation plan was extended for the period 2021 to 2025, "Level 3 Long Term Incentive Plan," by a resolution of the general ordinary stockholders meeting on March 13, 2020; and further extended for the period 2024 to 2028, as the “New Long Term Incentive Plan” by resolution of the general ordinary stockholders meeting in March 2024.
ii.The plan is share-based and is calculated by comparing Vesta's Total Relative Return, stock price appreciation, plus dividend payments over the preceding three years with the same metric calculated for Entity's peers. Under the plan, if Vesta is at the median of the group, the grant would be equal to the expected share grant; if Vesta is the worst performer, there would be no grant, and if Vesta is the best performer, the grant would be 150% of the expected share amount. In addition, for some executives, a portion of their short-term annual cash bonus is granted as an additional stock bonus with an equity-plus premium of 20% additional shares.
iii.The grant and the equity-plus are delivered to management over three years after the grant year, thus providing a solid executive retention tool. The granted shares are deposited to a Trust that manages the shares' delivery to the employees as per the schedules described above.

iv.The Shareholder Assembly of January 2015 assembly approved 10.4 million shares for the Vesta Vision 2020 LTI plan. In March 2020, the shareholder approved 13.8 million shares for the Level 3 LTI plan. In March 2024, the shareholder approved 20.0 million shares for the New LTI plan.

v.The Shareholder Assembly of January 2025 modified the methodology to compute the share-based compensation to the comparison of Vesta's Total Relative Return, stock price appreciation, plus dividend payments over the preceding three years with the same metric calculated for our peers in the industrial real-estate and incorporates industrial real-estate indexes from NYSE and BMV. A target number of shares is allocated at the beginning of each year and shares are granted at the end of the year from a minimum of 50% to a maximum of 150% of the expected shares according to the comparison. The additional stock bonus with an equity-plus premium of 20% additional shares is maintained.

					Plan Parameters
Grant Year	Total Relative Return (*)	Shares granted in LTI	Equity Plus Guaranteed Shares	Cumulative Exercised Shares	Shares in trust	MIN	TARGET	MAX

2015	0%	$-	$-	$-	$-	$-	1,738,037	2,600,000
2016	55%	863,499	483,826	(1,347,325)	-	695,215	1,738,037	2,607,056
2017	40%	637,200	944,674	(1,581,873)	-	695,215	1,738,037	2,607,056
2018	145%	3,423,106	753,372	(4,176,478)	-	1,000,000	2,500,000	3,750,000
2019	150%	3,550,449	515,706	(4,066,156)	-	1,000,000	2,500,000	3,750,000
2020	150%	3,707,949	520,492	(4,228,441)	-	1,000,000	2,500,000	3,750,000
2021	143%	3,760,851	525,181	(4,286,032)	-	1,100,000	2,750,000	4,125,000
2022	143%	3,763,449	592,318	(2,906,325)	1,449,442	1,100,000	2,750,000	4,125,000
2023	143%	3,722,427	379,372	(1,367,266)	2,734,533	1,100,000	2,750,000	4,125,000
2024	128%	3,978,481	435,056	-	4,413,537	1,545,642	3,091,283	4,636,925
2025	50%	1,752,389	-	-	-	1,545,642	3,091,283	4,636,925

Total		$29,159,800	$5,149,997	$(23,959,896)	$8,597,512
*Calculated for the previous three years.
21.2Fair value of share options granted in the year
Vesta Long Term Incentive Plan - Based on the Relative Total Return, entity share price performance plus dividends relative to the performance of its peer set, for the last three calendar years ended December 31, 2025, 2024 and 2023. The calculation resulted in a grant of 1,752,389, 3,978,481 and 3,722,427 shares, with a market value of $5,373,224, $10,444,634 and $14,857,978, respectively.
21.3Compensation expense recognized
The long-term incentive expense for the years ended December 31, 2025, 2024 and 2023 was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

Share-based compensation expense	$9,072,796	$8,982,488	$8,001,830

Total share-based compensation expense	$9,072,796	$8,982,488	$8,001,830
Compensation expenses related to these plans will continue to be accrued through the end of the service period.

The Share-based compensation expense for the years ended December 31, 2025, 2024 and 2023 was as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

Share-based compensation expense	$557,668	$—	$—

Total share-based compensation expense	$557,668	$—	$—

Share awards outstanding at the end of the year
As of December 31, 2025, 2024 and 2023, there are 8,597,512, 8,415,124, and 8,655,670 shares outstanding, respectively, with a weighted average remaining contractual life of 13 months. All of the shares granted but outstanding to be delivered were in the trust during the vesting period.

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
Commitments
As mentioned in Note 8, all rights to construction, improvements and infrastructure built by the Entity in the Queretaro Aerospace Park and in the DSP, Park automatically revert to the government of the State of Queretaro and to Nissan at the end of the concessions, which is approximately in 40 and 33 years, respectively.
23.    Events after the reporting period

The fourth installment of the 2025 declared dividends, paid on January 19, 2026, amounted to approximately $0.0814 per share, resulting in a total dividend distribution of $17,384,493.

On February 17, 2026, the Entity prepaid the MetLife 10-year loan, originally scheduled to mature in December 2027, for a total of $101,020,837.

24.    Approval of the financial statements
On February 17, 2026, the issuance of the consolidated financial statements was authorized by Juan Sottil, Vesta´s CFO, consequently, they do not reflect events occurring after that date. These consolidated financial statements are subject to approval by the Board of Directors and the General Ordinary Shareholders’ Meeting, who may decide to modify such consolidated financial statements according to the Mexican General Corporate Law.

* * * * * *
Schedule III - Schedule of Real Estate
The following is a summary of the Company’s investment properties as of December 31, 2025 prepared in accordance with Rule 12-28 of Regulation S-X:

Corporación Inmobiliaria Vesta, S.A.B. de C.V.
Schedule III - Real Estate
As of December 31, 2025

Description				Initial Cost			Gross Cost as of December 31, 2025
Industrial Park	Location	# buildings	Encumbrances (a)	Land (b)	Building & Improvements (c)	Costs Capitalized Subsequent to Acquisition or Construction	Land	Building & Improvements	Fair Value Adjustments (d)	Cumulative Foreign Currency Translation Effect	Cost to conclude (e)	Fair Value at the End of the Year (f)(g)(h)	Year of construction / acquisition (i)
DSP	Aguascalientes	8	—	—	67,731,979	7,472,247	—	75,204,226	72,595,774	—	—	147,800,000	2014
Vesta Park Aguascalientes	Aguascalientes	5	—	1,310,069	22,448,978	7,104,381	1,310,069	29,553,360	33,216,571	—	—	64,080,000	2014
Los Bravos Vesta Park	Cd Juarez	4	—	6,796,499	6,994,614	14,393,744	6,796,499	21,388,358	7,235,143	—	—	35,420,000	2007
Vesta Park Juárez Sur I	Cd Juarez	7	—	10,582,374	48,408,722	10,747,353	10,582,374	59,156,075	56,931,551	—	—	126,670,000	2007
Vesta Park Guadalajara	Guadalajara	8	—	38,388,964	53,679,159	67,170,811	40,391,954	120,849,970	166,898,075	—	—	328,139,999	2020
Vesta Park Guadalupe	Monterrey	2	—	—	18,245,889	1,708,075	—	19,953,963	18,366,037	—	—	38,320,000	2021
Vesta Puebla I	Puebla	6	—	2,941,828	37,367,404	3,694,291	2,941,828	41,061,696	47,966,476	—	—	91,970,000	2015
Bernardo Quintana	Querétaro	8	36,650,000	3,941,469	18,132,773	10,307,670	3,941,469	28,440,443	13,028,088	—	—	45,410,000	1996
PIQ	Querétaro	13	45,680,000	11,860,812	60,902,884	11,008,371	11,860,812	71,911,255	79,477,933	—	(905,236)	162,344,764	2005
VP Querétaro	Querétaro	8	—	3,488,994	49,923,798	24,878,801	3,483,212	74,802,599	56,664,189	—	—	134,950,000	2016
Queretaro Aerospace Park	Querétaro	13	—	—	120,959,204	15,841,314	—	136,800,518	58,599,482	—	(6,392,837)	189,007,163	2009
SMA	San Miguel de Allende	7	—	11,140,979	33,559,225	7,845,731	11,140,979	41,404,956	44,654,063	—	(650,927)	96,549,072	2014
Las Colinas	Silao	7	31,600,000	8,957,440	30,014,764	4,964,855	8,957,440	34,979,618	16,312,942	—	—	60,250,000	2008
Vesta Park Puerto Interior	Silao	6	—	22,453,115	24,432,824	6,925,096	22,528,754	31,357,920	18,913,326	—	—	72,800,000	2014
Tres Naciones	SLP	10	—	16,683,579	25,450,392	14,317,036	16,683,579	39,767,428	21,798,993	—	—	78,250,000	1999
Vesta Park SLP	San Luis Potosí	4	—	—	30,427,295	5,537,158	—	35,964,453	23,945,547	—	—	59,910,000	2019
La Mesa Vesta Park	Tijuana	16	—	9,054,608	21,227,938	10,026,186	9,054,608	31,254,124	32,541,268	—	—	72,850,000	2005
Nordika	Tijuana	1	18,000,000	1,970,311	4,518,481	1,129,663	1,970,311	5,648,144	10,381,545	—	—	18,000,000	2013
El potrero	Tijuana	2	29,300,000	3,918,715	7,643,699	2,796,266	3,918,715	10,439,965	14,941,321	—	—	29,300,000	2007
Vesta Park Tijuana III	Tijuana	3	—	8,967,836	17,021,445	4,312,313	8,967,836	21,333,758	35,038,407	—	—	65,340,000	2007
Vesta Park Pacifico	Tijuana	2	—	3,320,210	13,454,123	1,205,593	3,320,210	14,659,717	17,620,074	—	—	35,600,000	2015
VP Lago Este	Tijuana	2	—	19,284,782	18,309,203	8,494,741	19,284,782	26,803,944	24,561,273	—	—	70,650,000	2017
Vesta Park Megaregion	Tijuana	6	—	8,619,298	64,868,663	94,318,073	8,619,298	159,186,736	(16,696,034)	—	—	151,110,000	2021
VPT I	Tlaxcala	4	—	1,986,312	18,283,246	2,347,875	1,986,312	20,631,121	22,882,567	—	—	45,500,000	2014
Exportec	Toluca	3	—	872,299	4,160,722	1,179,700	872,299	5,340,422	10,337,279	—	—	16,550,000	1998
T 2000	Toluca	3	—	10,436,630	20,079,946	27,250,863	10,436,630	47,330,809	37,952,561	—	—	95,720,000	1999
El Coecillo Vesta Park	Toluca	1	—	1,766,847	14,377,370	13,751,736	1,766,847	28,129,107	28,074,047	—	—	57,970,000	2000
Vesta Park Toluca I	Toluca	5	—	5,330,891	30,478,256	7,389,214	5,330,891	50,165,956	27,443,152	—	—	82,940,000	2005
Vesta Park Toluca II	Toluca	6	—	15,080,479	35,417,803	12,298,486	15,080,838	35,417,804	78,401,358	—	—	128,900,000	2005
Vesta Park Apodaca	Monterrey	8	—	14,643,591	68,705,100	55,660,299	14,470,403	124,365,399	146,704,198	—	(5,419,531)	280,120,469	2021
Vesta Park Juarez Oriente	Cd Juarez	5	—	—	40,959,547	2,174,352	—	43,133,899	90,716,101	—	—	133,850,000	2022
Las Ventanas Park	Matamoros	1	—	3,881,289	21,858,633	—	3,881,289	21,858,633	20,560,077	—	—	46,300,000	2017

Vesta Park Almar	Tijuana	2	—	—	15,711,289	4,713,213	—	20,424,502	33,885,498	—	—	54,310,000	2020
Vesta Park Rosarito I	Tijuana	1	—	2,891,498	15,168,855	1,587,702	2,891,498	16,756,557	251,945	—	—	19,900,000	2006
Vesta Lagos de Moreno	Lagos	3	—	3,498,267	27,368,941	10,412,754	3,498,267	37,781,694	53,690,817	(16,251,211)	—	78,719,568	2000
Vesta Tlaxcala	Tlaxcala	8	22,900,000	7,072,992	23,741,557	3,343,809	7,072,992	27,085,366	13,771,643	—	—	47,930,000	2001
Vesta Morelos	VM	2	—	6,033,568	9,140,732	966,211	6,033,568	10,106,943	18,859,489	—	—	35,000,000	2018
Stellantis I	Toluca	4	—	6,185,551	8,514,449	8,370,120	6,185,551	16,884,569	5,529,880	—	—	28,600,000	2022
San Martín Obispo	VM	1	—	—	21,391,458	3,461,020	—	24,852,478	137,517,522	—	(1,182,620)	161,187,380	2023
Vesta Park Tijuana Pacífico	Tijuana	11	—	—	—	2,949,703	—	2,949,703	71,500,297	—	—	74,450,000	2000
Vesta Park Santa Barbara	Edo. México	0	—	—	—	13,688	—	13,688	(13,688)	—	—	—	2025
Other	Other	15	80,190,000	51,130,324	94,910,020	1,559,241	51,130,324	96,469,261	59,620,415	—	(2,246,179)	204,973,822	2001
Total of operating parks		231	264,320,000	324,492,420	1,265,991,380	495,629,755	326,392,438	1,761,621,137	1,712,677,202	(16,251,211)	(16,797,330)	3,767,642,237

VP Guadalajara	Guadalajara	2	—	—	—	11,044,721	—	—	70,610,000	—	(24,458,312)	46,151,688	2025
Total of land and buildings under construction		2	—	—	—	11,044,721	—	—	70,610,000	—	(24,458,312)	46,151,688

VP SLP	San Luis Potosí		—	4,410,373	—	—	4,410,373	—	6,449,627	—	—	10,860,000	2019
VP Queretaro	Querétaro		—	12,108,126	—	—	12,108,126	—	9,721,874	—	—	21,830,000	2018
Vesta Park Puerto Interior	Silao		—	24,565,308	—	—	24,565,308	—	(5,935,308)	—	—	18,630,000	2015
Vesta Park Aguascalientes	Aguascalientes		—	16,064,942	—	—	16,064,942	—	12,285,058	—	—	28,350,000	2018
SMA	San Miguel de Allende		—	23,002,340	—	—	23,002,340	—	(7,562,340)	—	—	15,440,000	2015
Vesta Park Guadalajara	Guadalajara		—	11,705,077	—	—	11,705,077	—	26,344,923	—	—	38,050,000	2024
Vesta Park Megaregion	Tijuana		—	10,602,082	—	—	10,602,082	—	12,137,918	—	—	22,740,000	2024
CD Juarez Land Reserve	Cd Juarez		—	28,639,622	—	—	28,639,622	—	(2,659,622)	—	—	25,980,000	2025
Monterrey Land Reserve	Monterrey		—	109,985,784	—	—	109,985,784	—	5,174,216	—	—	115,160,000	2025
Vesta Park Santa Barbara	Edo. México		—	19,630,625.00	—	—	19,630,625.00	—	(1,020,625.00)	—	—	18,610,000.00	2025
Total of land reserves		0	—	260,714,279	—	—	260,714,279	—	54,935,721	—	—	315,650,000

		$233	$264,320,000	$585,206,699	$1,265,991,380	$506,674,476	$587,106,717	$1,761,621,137	$1,838,222,923	$(16,251,211)	$(41,255,642)	$4,129,443,925
a.Encumbrances include security trust agreements over some of our properties securing two subordinated loans acquired in 2016 and 2017.
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
f.See Note 8 of our audited consolidated financial statements as of December 31, 2025 for the reconciliation of investment properties for the years ended December 31, 2025, 2024 and 2023.
g.The aggregate cost for Federal income tax purposes as of December 31, 2025 was $2,849,822,944.
h.Accrued intercompany profits are US$0.0
i.Year of construction or acquisition represents the earliest year Vesta acquired or began construction in such property.